Form 10-K, Exhibit 13
period 2005-05-31
MOSAIC CO
filed 2005-08-05
CIK 1285785

Exhibit 13

Financial Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the accompanying notes.

The Mosaic Company is one of the world’s leading producers of phosphate and potash crop nutrients and animal feed ingredients. It was created to serve as the parent company of the business that was formed through the business combination of IMC Global Inc. and the fertilizer businesses of Cargill, Incorporated on October 22, 2004. In this report:

•	“Mosaic” means The Mosaic Company.

•	“We,” “us” and “our” mean Mosaic and may also include Mosaic and its direct and indirect subsidiaries as a group.

•	IMC Global Inc. is referred to as “IMC” or “Mosaic Global Holdings,” which is its new name after the Combination.

•	“Cargill” means Cargill, Incorporated and may also include its direct and indirect subsidiaries other than us.

•	“Cargill Crop Nutrition” or “CCN” means the fertilizer businesses of Cargill other than its retail fertilizer businesses.

•	“Combination” means the business combination between IMC and CCN.

•	References in this report to a particular fiscal year are to the year ended May 31 of that year.

Immediately following the Combination, Cargill owned approximately 66.5 percent of our outstanding common stock, which we refer to as our Common Stock, and all 5,458,955 shares of our Class B common stock, which we refer to as our Class B Common Stock, while approximately 33.5 percent of our outstanding Common Stock and all 2,750,000 shares of our 7.50 percent Mandatory Convertible Preferred Shares, which we refer to as our Preferred Stock, were publicly held.

We conduct our business through wholly and majority owned subsidiaries as well as investments accounted for by the equity method. We are organized into the following four business segments which are engaged in producing, blending and distributing crop nutrient and animal feed products around the world.

Our Phosphates business segment, which we refer to as Phosphates, owns and operates mines and processing plants in Florida that produce phosphate fertilizer and feed phosphate, and processing plants in Louisiana that produce phosphate fertilizer. Phosphates’ fertilizer and feed phosphate are sold internationally and throughout North America. Phosphates’ results include North American distribution activities and the results of Phosphate Chemical Export Association, Inc., which we refer to as PhosChem. PhosChem is a Webb-Pomerene Act organization that serves as a U.S. export association for certain phosphate crop nutrient producers, including Phosphates. Our financial statements include PhosChem as a consolidated subsidiary. Phosphates’ results exclude the results of the distribution of phosphate fertilizer and feed products by the Offshore business segment.

Our Potash business segment, which we refer to as Potash, mines and processes potash in Canada and the United States. We have four mines in Canada within the province of Saskatchewan and two in the United States located in New Mexico and Michigan. Each mine has related facilities that refine the mined potash. Potash is sold internationally and throughout North America, principally as fertilizer. Potash’s results include North American distribution activities and sales to Canpotex Limited, which we refer to as Canpotex. Canpotex is an export association of the Saskatchewan potash producers. Our investment in Canpotex is accounted for using the equity method.

Our Offshore business segment, which we refer to as Offshore, consists of sales offices, fertilizer blending and bagging facilities, port terminals and warehouses in several countries as well as production facilities in Brazil and China. Offshore provides crop nutrients and value-added services to customers in a number of countries. Our operations in Brazil make us the second largest producer and distributor of blended fertilizers in the country. The Brazilian operations includes our 20 percent ownership of Fosfertil S.A., which we refer to as Fosfertil. Fosfertil operates phosphate and nitrogen processing plants in Brazil. In China, we have a 35 percent equity ownership in Yunnan Three Circles Sinochem Cargill Fertilzers Co., Ltd., which we refer to as Yunnan, a diammonium phosphate (DAP) granulation plant in the Yunnan province. We account for our investments in Yunnan and Fosfertil using the equity method.

Our Nitrogen business segment, which we refer to as Nitrogen, includes activities related to the North American distribution of nitrogen products which are marketed for Saskferco Products Inc., which we refer to Saskferco, a Saskatchewan-based corporation, as well as nitrogen products purchased from third parties. Nitrogen also includes results from our 50 percent ownership interest in Saskferco. Saskferco produces anhydrous ammonia, granular urea, feed grade urea and urea ammonium nitrate (UAN) solution for shipment to nitrogen fertilizer customers in Canada and the northern tier of the United States. We account for our investment in Saskferco using the equity method.

Throughout the discussion below, we measure units of production, sales and raw materials in tonnes. When we use the word “tonne” or “tonnes,” we mean a metric tonne or tonnes of 2,205 pounds each unless we specifically state than we mean short or long tonne(s).

Results of Operations

Mosaic’s reported earnings for fiscal year 2005 reflect a unique period for a number of reasons:

•	On October 22, 2004, Mosaic was formed through the Combination of IMC and CCN. A subsidiary of ours was merged into IMC, resulting in IMC becoming a subsidiary of Mosaic, now known as Mosaic Global Holdings. Each outstanding share of IMC common stock was converted into the right to receive one share of our Common Stock, and each outstanding share of IMC preferred stock was converted into the right to receive one share of our Preferred Stock. As part of the Combination, Cargill contributed equity interests in entities owning CCN to us in exchange for shares of our Common Stock and our Class B Common Stock. Upon the closing of the Combination, the former IMC common stockholders and Cargill owned 33.5 percent and 66.5 percent, respectively, of our outstanding shares of Common Stock.

•	For accounting purposes, the Combination was accounted for as a reverse acquisition with Cargill’s contributed businesses, CCN, treated as the acquirer. Accordingly, the Combination was accounted for as a purchase business combination, using CCN’s historical financial information and applying fair value estimates to the acquired assets and liabilities of IMC as of October 22, 2004. Beginning on October 23, 2004, the results of operations and financial condition of Mosaic Global Holdings are consolidated with CCN. Accordingly, all financial information presented in this report as of and for the fiscal year ended May 31, 2005 reflects the results of CCN from June 1, 2004 through October 22, 2004 and the consolidated results of CCN and Mosaic Global Holdings from October 23, 2004 through May 31, 2005. The data presented herein for the prior fiscal years reflect the results of only CCN.

•	Because the Combination occurred late in our second quarter, Mosaic’s new management team began operating the combined business with only 219 days left in the fiscal year.

•	Combination expenses and the unprecedented impact of three hurricanes converging over our Florida phosphate operations prior to the closing of the Combination also adversely affected reported earnings.

•	We believe that we are on track toward capturing our stated goal of annual, pre-tax operating synergies from the Combination of $145 million by the end of fiscal year 2007. Capital expenditures to implement the synergies are estimated to be between $80 and $100 million. In addition, the company is incurring operating expenses such as severance costs and other costs to implement these synergies.

Operating results of the combined businesses since the Combination were driven primarily by the following factors:

•	Our Potash business segment demonstrated strong performance primarily as a result of increased prices during fiscal year 2005.

•	Phosphate margins were good, but not excellent, by historical standards, due to continued strong DAP prices offset, in part, by record high ammonia raw material prices and the impact of the three hurricanes.

•	Our Offshore business segment showed good results in the first half, but results were weaker in the second half, primarily because of a weak Brazilian market.

Going forward, management expects:

•	The potash market to remain tight over the next year with demand at high levels, especially in the export market.

•	DAP prices in the Phosphate business segment to remain near their current strong levels during the first half of fiscal year 2006 as a result of a strong export market, but then moderate during the second half, depending on export volume and the industry’s supply and demand situation.

•	Weaker Offshore results in the first half of fiscal year 2006 compared with year ago results due to a continued weak farm economy in Brazil.

•	A continued focus on cost reductions, especially for the Phosphates segment, including capturing synergies by the end of fiscal year 2006 of $90 to $110 million on an annual run rate basis.

We have announced a $28 million expansion of our Esterhazy, Saskatchewan, potash facility that will add approximately 0.4 million tonnes of annual capacity, which is scheduled to be completed in the fall of 2006. The Province of Saskatchewan recently announced a revision of its resource tax system that will facilitate capital spending related to our expansion plan to meet growing potash demand.

We have also started construction on a $15 million single superphosphate in Argentina, which is scheduled to be completed in calendar year 2006.

Fiscal Year 2005 Compared to Fiscal Year 2004

The following table shows the change and percentage change in results of operations (in millions):

	Years Ended May 31
	2005	2004	Change	Percent
Net sales	$4,396.7	$2,374.0	$2,022.7	85.2%
Gross margin	525.5	177.6	347.9	195.9%
Selling, general and administrative expenses	207.0	100.1	106.9	106.8%
Other operating (income)/ expense	—	0.7	(0.7)	(100.0)%
Interest expense	120.6	29.2	91.4	313.0%
Foreign currency transaction (gain)/loss	(13.9)	3.6	(17.5)	(486.1)%
Other (income) /expense	(3.1)	3.9	(7.0)	(179.5)%
Provision for income taxes	98.3	2.2	96.1	4,368.2%
Equity in earnings of nonconsolidated companies	55.9	35.8	20.1	56.1%
Net earnings	165.6	72.3	93.3	129.0%

In fiscal year 2005, net sales increased 85.2% compared to the prior year. The gross margin increased 195.9% compared to the prior year. These increases are due primarily to the Combination plus higher potash and phosphate selling prices. Selling, general and administrative expenses increased 106.8% compared to prior year due to the Combination, while interest expenses increased 313.0% compared with the prior year due to the significant amount of debt we assumed in the Combination. Net earnings increased 129.0% to $165.6 million or $0.46 per diluted earnings per share, and the increase was directly attributable to a number of factors which are discussed below. From an overall operational perspective, this increase was primarily due to strong prices and good volumes in Potash and continued strong DAP prices in Phosphates.

Net Sales

Phosphates

Phosphates’ net sales to external customers were $2,138.1 million and intersegment net sales were $174.4 million for total segment net sales of $2,312.5 million in fiscal year 2005 compared to $1,179.3 million in fiscal year 2004. Phosphates’ net sales to external customers represent 48.6% of our total net sales during fiscal year 2005. Phosphates’ sales increased due to the Combination which resulted in sales volumes of 9.3 million tonnes of fertilizer grade and feed phosphates, compared with 5.3 million tonnes the prior year, or an increase of 74%. Net sales also increased due to higher prices as the average DAP price was $215 per tonne, an increase of $39 per tonne compared with the prior year. Approximately 25% of the increase in net sales was due to higher prices.

Phosphate prices in North America increased due to the strengthening of international demand and a tightening of product availability. International demand was strong due to high Brazilian demand in the first half of fiscal year 2005 and growth in Asian demand (mainly India and Pakistan) in the fourth quarter versus comparable periods in the prior year. Sales to India increased primarily due to low Indian domestic inventory carryover from the prior year and reduced Indian domestic production from a delay in negotiating phosphoric acid contracts in early 2005, as well as unreliable domestic DAP production levels.

The increase in domestic sales was primarily due to an increase in prices, resulting from tight product availability due to strengthening international demand as well as three hurricanes in the fall of 2004 that impacted production levels.

Potash

Potash’s net sales to external customers were $859.4 million and intersegment net sales were $10.0 million for total segment net sales of $869.4 million in fiscal year 2005 compared to $51.1 million in fiscal year 2004. Potash net sales to external customers represent 20% of our total net sales in fiscal year 2005. Potash’s net sales increased over the prior fiscal year primarily due to CCN having only minor potash sales prior to the Combination. Potash volumes were 5.5 million tonnes which included a small amount of feed ingredient sales. The strong potash market was mainly due to an increase in potash exports and higher prices for both the domestic and export markets. Potash prices increased throughout 2005, and our average selling price from our mines was $124 per tonne for fiscal year 2005, with an average fourth quarter selling price of $135 per tonne.

Nitrogen

Nitrogen’s net sales to external customers were $112.5 million and intersegment net sales were $7.3 million for total segment net sales of $119.8 million in fiscal year 2005 compared to $214.9 million in fiscal year 2004. Nitrogen net sales to external customers represent 3% of our total net sales in fiscal year 2005. Nitrogen volumes were 1.0 million tonnes in fiscal year 2005, an increase of 8.3% from the prior year.

Offshore

Offshore’s net sales to external customers were $1,218.7 million and intersegment net sales were $10.2 million for total segment net sales of $1,228.9 million in fiscal year 2005 compared to $1,130.4 million in fiscal year 2004. Offshore’s net sales to external customers represent 27.7% of our total net sales in fiscal year 2005. Total segment sales increased 9% over the prior year on sales volume of 8.0 million tonnes, which was down 10% compared with the prior year. This reduced volume was mostly due to lower tonnes imported through our terminal in Brazil and lower phosphate sales in Hong Kong and the Netherlands. Our Hong Kong office, which sourced phosphate for China, had lower sales due to reduced imports into China. We closed our office in the Netherlands, which sourced phosphate for sales into Europe, due to an early cancellation of a marketing agreement with a third party manufacturer. Offsetting the reduction in volumes was a higher average sales price of $153 per tonne, or 21% increase over the prior year.

Gross Margin

Phosphates

The gross margin for Phosphates in fiscal year 2005 was $162.5 million compared with $62.5 million in 2004. Gross margin was impacted by higher costs of production which increased by 16%, offsetting some of the increase in average selling prices. Costs of production increased due to higher ammonia prices, higher costs of energy and an increase in average rock production costs. The average ammonia price increased by $45 per tonne to $300 in fiscal year 2005. In addition, three hurricanes converged on our central Florida operations during fiscal year 2005, resulting in an increase in costs of production due to higher water treatment costs and other associated expenses, such as repairs and lost production. As a result of purchase accounting arising from the Combination, finished product inventory was increased by $10.8 million to its fair market value on October 22, 2004. This inventory was sold during fiscal year 2005 resulting in lower gross margin.

Potash

Potash’s gross margin for fiscal year 2005 was $246.1 million compared with $2.3 million in fiscal year 2004. This increase in gross margin was mainly due to the Combination, an increase in export volume and higher potash prices. Costs of production were higher in fiscal year 2005 compared with fiscal year 2004 due to higher energy prices, maintenance costs, variable production supplies, royalties and Canadian resource taxes. In connection with purchase accounting, finished product inventory increased by $19.5 million to its fair market value on October 22, 2004. This inventory was sold during fiscal year 2005 resulting in lower gross margin.

Nitrogen

Nitrogen’s gross margin were $15.4 million in fiscal year 2005 compared with $11.8 million in 2004.

Offshore

Offshore’s gross margin for fiscal year 2005 was $99.4 million compared with $97.3 million in fiscal year 2004. Although volumes declined by about 10% in fiscal year 2005, our average margin per tonne increased by about 14% to $12 per tonne. The average margin per tonne in fiscal year 2005 increased 21% compared to fiscal year 2004 in Brazil due to good inventory positioning in the first half of the year. However, the second half of fiscal year 2005 proved challenging in Brazil as drought conditions in the southern part of the country and an appreciation of the Brazilian currency impacted volumes and created a long inventory position in the market. Offsetting the decreased volumes in Brazil, India experienced increased gross margin of $2.4 million over the prior year due to increased sales of DAP. DAP volumes in India were up 42% over fiscal year 2004 resulting in an increase in the average margin per tonne of 65% over fiscal year 2004. Average gross margin in Mexico increased $1.8 million over fiscal year 2004, as we continue to build our presence in Mexico. The cancellation of a marketing agreement in the Netherlands resulted in lower gross margin of $2.4 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $207.0 million for fiscal year 2005 compared to $100.1 million for fiscal year 2004. This increase was primarily due to the Combination, including headquarters transition costs, duplicative employee costs, synergy capture costs and costs related to the kick-off of a new enterprise resource planning (ERP) systems initiative. In addition, additional sales and use taxes in Brazil drove expenses higher.

Interest Expense

Interest expense was $120.6 million in fiscal year 2005, compared to $29.2 million in fiscal year 2004. This increase was due to the additional debt assumed as part of the Combination, as IMC was highly leveraged. Fiscal year 2005 interest expense increased due to a $5.6 million adjustment related to interest rate swaps which had previously been accorded hedge accounting treatment. Interest expense decreased $28.6 million from the amortization of the fair market value adjustment of IMC’s debt acquired in the Combination.

Foreign Currency Transaction (Gain) Loss

In fiscal year 2005, we recorded a foreign currency transaction gain of $13.9 million compared with a loss of $3.6 million in the prior year. Approximately $4.6 million of the gain is the result of the marking to market of a promissory note issued to us by Saskferco. The remainder of the gain was primarily caused by a weakening of the Canadian dollar, strengthening of the Brazilian Reias and volatility of the Thai Baht against the U.S. dollar.

Other (Income) Expense, net

Other (income) expense, net was income of $3.1 million in fiscal year 2005 compared with expense of $3.9 million in fiscal year 2004. The favorable variance was primarily the result of an increase in interest income and the sale of our remaining minority investment in our former salt business.

Provision for Income Taxes

The provision for income taxes was $98.3 million in fiscal year 2005 compared with $2.2 million in fiscal year 2004. This large increase is due to the increase in earnings from the CCN businesses, plus the addition of the potash and phosphates businesses of IMC as a result of the Combination. The potash business in Canada is taxed at relatively higher rates than the other businesses of the Company. In addition, certain entities within the potash business are subject to taxation in both the United States and Canada. Our current U.S. tax posture does not permit us to realize a full U.S. tax benefit for Canadian income taxes paid on these operations.

Equity in Earnings of Nonconsolidated Companies

Equity in earnings of nonconsolidated companies was $55.9 million for fiscal year 2005 compared with $35.8 million for fiscal year 2004. The largest earnings contributors were Fosfertil and Yunnan, which are included in our Offshore segment and Saskferco, which is included in our Nitrogen segment. Our share of Fosfertil’s earnings was $33.5 million in fiscal year 2005 and $18.2 million in fiscal year 2004. Our share of Saskferco’s earnings was $15.1 million in fiscal year 2005 and $12.1 million in fiscal year 2004. In addition, our share of Yunnan’s earnings was $5.6 million in fiscal year 2005 and $3.3 million in fiscal year 2004.

Fiscal Year 2004 Compared to Fiscal Year 2003

The following table shows the change and percentage change in results of operations (in millions):

	Years Ended May 31
	2004	2003	Change	Percent
Net sales	$2,374.0	$1,662.7	$711.3	42.8%
Gross margin	177.6	159.2	18.4	11.6%
Selling, general and administrative expenses	100.1	87.6	12.5	14.3%
Other operating (income)/ expense	0.7	(0.8)	1.5	(187.5)%
Interest expense	29.2	41.2	(12.0)	(29.1)%
Foreign currency transaction (gain)/loss	3.6	(0.9)	4.5	(500.0)%
Other (income) /expense	3.9	3.1	0.8	25.8%
Provision for income taxes	2.2	3.8	(1.6)	(42.1)%
Equity in earnings of nonconsolidated companies	35.8	25.7	10.1	39.3%
Net earnings	72.3	53.9	18.4	34.1%

In fiscal year 2004, net sales increased 43% to $2,374.0 million. This increase was due to several factors, including the acquisition of our Green Bay phosphate concentrates plant in November 2002, higher phosphate prices and an increase in sales volume. Our gross margin increased 12% to $177.6 million driven by volume and price increases. Net earnings increased 34% to $72.3 million. Net earnings are directly attributable to a number of factors which are discussed below. From an overall operational perspective, this increase in net earnings was primarily due to an increase in phosphate sale prices which more than offset the increases in raw material costs.

Net Sales and Gross Margin

Phosphates

Phosphates’ net sales to external customers were $983.2 million and intersegment net sales were $196.1 million for total segment net sales of $1,179.3 million in fiscal year 2004 compared to $864.4 million in fiscal year 2003. Phosphates’ net sales to external customers represented 41.4% of our total net sales during fiscal year 2004. This increase was primarily due to increased sales volume, primarily related to DAP and monoammonium phosphate, which we refer to as MAP, resulting from the acquisition of the Green Bay, Florida phosphate operations in November 2002. An increase in sales price more than offset increases in raw material costs. Average ammonia prices increased to $255 per metric tonne and sulphur prices increased to $67 per metric tonne for the year ended May 31, 2004 as compared to $177 per metric tonne for ammonia and $62 per metric tonne for sulphur in the prior fiscal year. Phosphate rock costs remained approximately the same in each fiscal year.

Potash

Potash’s net sales were $51.1 million in fiscal year 2004 compared to $15.6 million in fiscal year 2003. Potash’s net sales to external customers represented 2% of our total net sales during fiscal year 2004. Gross margin increased to $2.3 million in fiscal year 2004 compared to $1.7 million in fiscal year 2003.

Nitrogen

Nitrogen’s net sales were $214.9 million in fiscal year 2004 compared to $128.1 million in fiscal year 2003. Nitrogen’s net sales to external customers represented 9% of our total net sales during fiscal year 2004. Gross margin increased to $11.8 million in fiscal year 2004 compared to $9.0 million in fiscal year 2003.

Offshore

Offshore’s net sales to external customers were $1,112.0 million and intersegment net sales were $18.4 million for total segment net sales of $1,130.4 million in fiscal year 2004 compared to $824.6 million in fiscal year 2003. Offshore’s net sales to external customers represent 46.8% of our total net sales in fiscal year 2004. Total sales volume increased 1.7 million tonnes. Volumes were up 23% compared with the prior year. The increase in sales was primarily related to price levels as world fertilizer prices increased significantly in fiscal year 2004. Countries primarily responsible for increased sales were Brazil, India, Chile and China. Early in fiscal year 2004, Offshore started its distribution business in Mexico and this added $13.6 million to net sales.

Gross margin increased $15.4 million to $97.3 million in fiscal year 2004 compared to $81.9 million in fiscal year 2003. This increase was primarily related to operations in Brazil, Chile, India and China due to increased volumes and more favorable sales prices in these geographic areas.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal year 2004 increased 14.3% to $100.1 million from $87.6 million in fiscal year 2003, primarily due to additional commissions and selling expenses attributable to the increased sales. The selling, general and administrative expense for fiscal year 2004 also included approximately $4.7 million in integration expenses related to the pending combination with IMC.

Interest Expense

Interest expense on external debt decreased 29% to $29.2 million in fiscal year 2004 from $41.2 million in fiscal year 2003, primarily due to principal repayments and more favorable interest rates. Interest expense for fiscal year 2004 on debt owed to Cargill decreased primarily due to capital contributions made by Cargill to our Offshore Brazilian operations.

Foreign Currency Transaction Loss

There was a foreign currency transaction loss of $3.6 million in fiscal year 2004 compared with a gain of $0.9 million in fiscal year 2003. Fiscal year 2004 included $5.0 million in losses related to our Offshore Brazilian operations due to exchange rate fluctuation impacts on receivable and payable transactions denominated in U.S. dollars.

Provision for Income Taxes

Income tax expense was $2.2 million for the fiscal year 2004 to $3.8 million for the fiscal year 2003. The income tax expense for fiscal year 2004 was net of an $8.6 million benefit related to the depletion of phosphate rock reserves. Income tax expense for fiscal year 2003 included a benefit of $4.5 million related to the sale of an investment we held in a Lithuanian phosphate producer.

Equity in Earnings of Nonconsolidated Companies

Equity earnings in nonconsolidated companies was $35.8 million for fiscal year 2004 as compared to $25.7 million the prior year. This increase is primarily due to a $4.8 million increase in earnings from Saskferco, a $3.7 million increase in equity earnings from Yunnan, which began marketing products in February 2003, and $1.0 million related to our investment in Fosfertil.

Key Statistics

The following table summarizes our significant sales volumes and average selling prices (in millions):

	Years Ended May 31
	2005	2004
Sales volumes (in thousands of metric tonnes)[a]:
Phosphates - fertilizer[b]	8,500	5,064
Phosphates - feed	757	222
Potash	5,458	—
Nitrogen	1,014	936
Offshore	8,032	8,961
Average price per tonne[c]:
DAP	$215	$176
Potash	$124	$—
Average cost per tonne[c]
Ammonia	$300	$255
Sulphur	$63	$67

[a]	Sales volumes include tonnes sold captively.

[b]	Includes captive sales of 796 and 1,335 tonnes in fiscal year 2005 and 2004, respectively, to Offshore.
[c]	Average prices are calculated based on sales made FOB plant/mine.

Critical Accounting Policies

The preparation of our financial statements requires judgments and estimates on the part of management, especially for the items below. We evaluate the recoverability of certain non-current and current assets utilizing various estimation processes. In particular, the recoverability of May 31, 2005 balances for goodwill and long-lived assets of $2,160.3 million and $4,551.8 million, respectively, are subject to the results of estimation processes that are dependent upon the accuracy of underlying assumptions, including estimates of future product prices and volumes. These estimates and assumptions are based upon our historical experience and on factors believed to be reasonable by management under the circumstances. A summary of the significant accounting policies, including those discussed below, is included in Note 2 of Notes to Consolidated Financial Statements.

Fair Value of Certain Assets of the Former IMC

In connection with the Combination, we engaged an outside appraisal firm to assist in determining the fair value of the long-lived, tangible and the identifiable intangible assets of IMC. We have used the appraisal firm’s most recent appraisal for the fiscal year ended May 31, 2005. The final appraised values of the long-lived, tangible assets and the identifiable intangible assets may differ from the amounts presented. This could result in changes to the balances recorded for these assets and, in turn, an adjustment to our goodwill balance as of May 31, 2005.

Recoverability of Goodwill

As described in Note 2 of Notes Consolidated Financial Statements, we will perform our annual test for impairment of goodwill during the second quarter of each year in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The goodwill balance as of May 31, 2005 was the result of the Combination that occurred on October 22, 2004. No indicators of impairment have occurred since that date.

Recoverability of Long-Lived Assets

The assessment of the recoverability of long-lived assets reflects management’s assumptions and estimates. Factors that management must estimate when performing impairment tests include sales volume, prices, inflation, discount rates, exchange rates, tax rates and capital spending. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. The measurement of the recoverability of these assets is dependent upon the accuracy of the assumptions used in making these estimates and how the estimates compare to the eventual future operating performance of the specific businesses to which the assets are attributed. Certain of the operating assumptions are particularly sensitive to the cyclical nature of our phosphate business. All assumptions utilized in the impairment analysis are consistent with management’s internal planning. If other assumptions and estimates had been used, the balances for long-lived assets could have been materially impacted.

Environmental Liabilities and Asset Retirement Obligation

We also record accrued liabilities for various environmental and reclamation matters including the demolition of former operating facilities, and asset retirement obligations. As of May 31, 2005, the balances of these accrued liabilities were $40.6 million and $289.6 million, respectively. The estimation processes used to determine the amounts of these accrued liabilities are complex and use information obtained from company-specific and industry data, as well as general economic information.

Accruals for environmental matters are based on third party estimates for the cost of remediation at previously operated sites and estimates of legal costs for ongoing litigation. In accordance with Statement of Financial Accounting Standard (SFAS) No. 5, Accounting for Contingencies, we are required to assess the likelihood of material adverse judgments or outcomes as well as potential ranges or probability of losses. We determine the amount of accruals required, if any, for contingencies after carefully analyzing each individual matter. The required accruals may change due to new developments in each matter, or changes in approach, such as a change in settlement strategy in dealing with these matters. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. Using reasonably possible alternative assumptions of the exposure could result in an increase or decrease to the environmental reserve. Due to the inherent uncertainties related to environmental exposures, a significant increase to the reasonably possible exposure level could occur if the scope of the remediation was increased, a significant increase in our proportionate share occurred or a new site was identified to need environmental remediation.

Based upon the guidance of Statement of Financial Accounting Standard (SFAS) No. 143, Accounting for Asset Retirement Obligations, we obtained third party estimates for the costs of retiring certain of our long-term operating assets. The costs are inflated based on an inflation factor and discounted based on a credit-adjusted risk-free rate. Fluctuations in the estimated costs, inflation rates and interest rates can have a significant impact on the amounts recorded. Accruals for the demolition of former operating facilities are based on third party estimates of the costs to be incurred.

Pension Plans and Other Postretirement Benefits

Our actuaries use a variety of assumptions to determine the pension and other postretirement obligations and costs for our defined benefit plans. Key assumptions include the discount rate, the expected rate of return on plan assets, rate of future compensation increases, and healthcare cost trend rates. The assumptions used may differ materially from actual results, which may result in a significant impact to the amount of pension obligation or expense recorded by us.

Revenue Recognition

Revenue is recognized upon the transfer of title to the customer, which is generally at the time the product is shipped and the price is fixed and determinable. For certain export shipments, transfer of title occurs outside the United States. Shipping and handling costs are included as a component of cost of sales.

We have entered into a marketing agreement with Saskferco. In connection with this agreement, we perform the sales and marketing services for Saskferco and receive an agency fee for these services. In accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” we are acting as an agent under this marketing agreement. As a result, we are recording Saskferco’s sales net of the cost of goods sold.

Deferred Income Taxes

In preparing our consolidated financial statements, we recognize income taxes in each of the jurisdictions in which we operate. For each jurisdiction, we estimate the actual amount of taxes currently payable or receivable, as well deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. In determining whether a valuation allowance is required, we apply the principles enumerated in SFAS No. 109, Accounting for Income Taxes, in the U.S. and each foreign jurisdiction in which a deferred tax asset is recorded. In addition, as part of the process of recording the Combination, we have made certain adjustments to valuation allowances related to the businesses of IMC (Purchase Accounting Valuation Allowances). If during an accounting period we determine that we will not realize all or a portion of our deferred tax assets, we will increase our valuation allowances with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related tax benefits we will reduce valuation allowances with either a charge to goodwill if the reduction relates to Purchase Accounting Valuation Allowances or in all other cases with a charge to income tax expense.

Related Party Transactions

Cargill is considered a related party as determined under SFAS No. 57, Related Party Disclosures, due to its ownership interest in us. As of the end of fiscal year 2005, Cargill and certain of its subsidiaries owned approximately 66 percent of our outstanding common stock and all 5,458,955 shares of our Class B Common Stock. We have entered into transactions and agreements with Cargill and its subsidiaries, from time to time, and we expect to enter into additional transactions and agreements with Cargill and its subsidiaries in the future. These transactions have been identified and are disclosed in Note 20 to the consolidated financial statements.

Capital Resources and Liquidity

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and expansion efforts in the future, if any, will depend on our ability to generate cash. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. We believe that our cash, other liquid assets and operating cash flow, together with available borrowings and potential access to credit and capital markets, will be sufficient to meet our operating and capital expenditure requirements and to service our debt and meet other contractual obligations as they become due.

Most of our various material debt instruments have cross-default provisions. In general, pursuant to these provisions, the instruments governing such debt arrangements each provide that a failure to pay principal or interest under other indebtedness in excess of a specified threshold amount will result in a cross-default. Of our material debt instruments, the Mosaic Credit Facility discussed below has the lowest specified threshold amount, $30.0 million.

In February 2005, Mosaic entered into a senior secured credit facility, which we refer to as the Mosaic Credit Facility. The Mosaic Credit Facility is intended to serve as our primary senior secured bank credit facility to meet the combined liquidity requirements of all of Mosaic’s business segments. The Mosaic Credit Facility includes a $450.0 million Revolving Credit Facility, a $50.0 million Term Loan A Facility and a $350.0 million Term Loan B Facility. The borrowers under the Revolving Credit Facility are Mosaic, Mosaic Fertilizer, LLC and Mosaic Global Holdings Inc.; the borrower under the Term Loan A Facility is Mosaic Potash Colonsay ULC; and the borrower under the Term Loan B Facility is Mosaic Global Holdings Inc. The interest rate currently applicable to borrowings under the Revolving Credit Facility and the Term Loan A Facility is LIBOR plus 125.0 basis points while the interest rate applicable to the Term Loan B Facility is LIBOR plus 150.0 basis points.

Under the Revolving Credit Facility, Mosaic may from time to time borrow, repay and reborrow amounts as revolving loans or swingline loans or obtain letters of credit, up to a maximum of $450.0 million principal amount outstanding at any time. As of May 31, 2005, there were no borrowings outstanding under the Revolving Credit Facility and outstanding letters of credit under the Revolving Credit Facility totaled approximately $163.6 million. As of May 31, 2005, the outstanding principal amount of borrowings under the Term Loan A Facility and the Term Loan B Facility were $50.0 million and $350.0 million, respectively. The net available borrowings under the Revolving Credit Facility as of May 31, 2005 were approximately $286.4 million. Consolidated cash and cash equivalents as of May 31, 2005 were approximately $245.0 million.

The maturity date of the Revolving Credit Facility is February 18, 2010, the maturity date of the Term Loan A Facility is February 19, 2010, and the maturity date of the Term Loan B Facility is February 21, 2012; provided, however, that an Event of Default would occur unless (a) prior to November 30, 2007, Mosaic Global Holdings’ 10.875 percent Senior Notes due 2008 and Phosphate Acquisition Partners L.P., a wholly-owned subsidiary of Mosaic Global Holdings, which we refer to as PAP, 7 percent Senior Notes due 2008 (collectively, the “2008 Senior Notes”), have either been repurchased, redeemed or refinanced pursuant to an issuance of unsecured debt securities having a maturity date after August 1, 2012 that have terms no less favorable than those of Mosaic Global Holdings’ 10.875 percent Senior Notes due 2013, such that not more than $100 million of the 2008 Senior Notes remain outstanding on November 30, 2007, and otherwise in accordance with the provisions of the Credit Agreement (Credit Agreement) relating to the Mosaic Credit Facility, (b) as of November 30, 2007, the Leverage Ratio, as defined in the Credit Agreement to the Senior Secured Credit Facility (Credit Facility) is less than 2.5 to 1.0, or (c) prior to November 30, 2007, (i) all obligations under the Credit Agreement have been paid in full, and (ii) the lenders have no further commitment to lend, or further exposure under letters of credit issued, under the Credit Agreement. There can be no assurance that, prior to November 30, 2007, the 2008 Senior Notes will have been repurchased, redeemed or refinanced, that the Leverage Ratio will be less than 2.5 to 1.0, or that all obligations under the Credit Agreement will have been paid in full and the lenders will have no further commitments to lend or exposure under letters of credit, in accordance with the provisions of the Credit Agreement.

Prior to maturity, in general, the applicable borrower is obligated to make quarterly amortization payments of principal commencing June 30, 2005 with respect to the Term Loan A Facility and the Term Loan B Facility of $0.6 million and $0.9 million, respectively. In addition, if Mosaic’s Leverage Ratio is more than 3.75 to 1.0, borrowings must be prepaid from 50 percent of Excess Cash Flow (as defined in the Credit Agreement) for each fiscal year beginning with the fiscal year ending May 31, 2006.

The Credit Agreement requires Mosaic to maintain certain financial ratios, including a leverage ratio and an interest coverage ratio. Mosaic’s access to funds is dependent upon its product prices, input costs and market conditions. During periods in which product prices or volumes, raw material prices or availability, or other conditions reflect the adverse impact of cyclical market trends or other factors, there can be no assurance that Mosaic would be able to comply with applicable financial covenants or meet its liquidity needs. Mosaic cannot assure that its business will generate sufficient cash flow from operations in the future, that its currently anticipated growth in net sales and cash flow will be realized, or that future borrowings will be available when needed or in an amount sufficient to enable Mosaic to repay indebtedness or to fund other liquidity needs. Mosaic was in compliance with the provisions of financial covenants in the Credit Agreement as of May 31, 2005, and expects to be in compliance throughout fiscal year 2006; however, in the event that Mosaic were not to maintain the required financial ratios, there can be no assurance that Mosaic would be able to obtain any necessary waivers or amendments from the requisite lenders. Any failure to comply with the restrictions of the Credit Agreement may result in an event of default, which would allow the lenders to accelerate the related debt, which may trigger cross-acceleration or cross-default provisions in other debt. In addition, lenders may be able to terminate any then-existing commitments to supply us with further funds, including periodic rollovers of existing borrowings.

The Credit Agreement also contains other events of default and covenants that limit various matters. Such covenants include limitations on capital expenditures, joint venture investments, monetary acquisitions and indebtedness. In addition, the Credit Agreement generally limits the payment of dividends on Mosaic’s common stock and repurchases or redemptions of Mosaic’s capital stock beginning February 18, 2005 to $20.0 million plus an amount equal to the sum of (a) 25 percent of Consolidated Net Income (as defined in the Credit Agreement) for each fiscal year beginning with the fiscal year ending May 31, 2006 and (b) 25 percent of the net proceeds from equity offerings by Mosaic that comply with the applicable requirements of the Credit Agreement. Additionally, after the payment of any future cash dividends on common stock, the sum of additional borrowings available under the Revolving Credit Facility plus permitted investments must be at least $100.0 million.

The Mosaic Credit Facility replaced two prior senior secured credit facilities, the Mosaic Global Holdings Credit Facility and The Mosaic Company Credit Facility (Interim Credit Facility). The Mosaic Global Holdings Credit Facility consisted of a revolving credit facility of up to $210.0 million available for revolving credit loans, swingline loans and letters of credit and a term loan B facility of approximately $249.8 million. The Interim Credit Facility consisted of a revolving credit facility available for revolving loans, swingline loans and letters of credit of up to $160.0 million.

Following the merger, on October 25, 2004 Standard and Poor’s Ratings Services upgraded the ratings of Mosaic Global Holdings and removed all ratings from CreditWatch. The corporate credit rating was raised from B+ to BB. Standard and Poor’s also assigned a new corporate credit rating of BB to The Mosaic Company. Ratings on senior unsecured debt, without subsidiary guarantees, of Mosaic Global Holdings were upgraded from B- to B+ and ratings on senior unsecured debt, with subsidiary guarantees, were upgraded from B+ to BB.

Based on preliminary terms and conditions, on February 2, 2005 Standard and Poor’s assigned its BB+ senior secured bank loan ratings and a recovery rating of ‘1’ to Mosaic’s then-proposed $850.0 million bank credit facilities. On April 19, 2005 Standard and Poor’s assigned short-term ratings of B-1 to Mosaic.

On February 4, 2005, Moody’s Investors Services assigned a Ba2 rating to the Mosaic Credit Facility and also assigned a Ba3 senior implied rating to Mosaic. At the same time Moody’s removed Mosaic Global Holdings Inc.’s ratings from review and upgraded its guaranteed senior unsecured notes from B1 to Ba3, senior unsecured notes and debentures from B2 to B1 and mandatory convertible preferred shares from Caa1 to B3.

On October 26, 2004, Fitch Ratings upgraded the ratings of Mosaic Global Holdings and removed them from Rating Watch Positive. Fitch also upgraded the senior unsecured debt without subsidiary guarantees from B to BB- and senior unsecured debt with subsidiary guarantees from B+ to BB. On February 28, 2005 Fitch assigned a BB+ rating to the Mosaic Credit Facility. On June 22, 2005, Fitch affirmed these ratings.

As part of the Combination on October 22, 2004, certain indebtedness owed by CCN became indebtedness of Mosaic and its consolidated subsidiaries. Mosaic Fertilizantes Ltda., the Brazilian subsidiary of Mosaic that serves as the parent company for Mosaic’s Brazilian businesses, had outstanding variable rate short term notes to Cargill with an outstanding principal balance of approximately $40.0 million as of October 22, 2004. We purchased these notes receivable from Cargill on April 20, 2005. The outstanding principal amount of indebtedness, owed by the former CCN businesses that are now consolidated by Mosaic, was approximately $85.6 million as of May 31, 2005. Of this balance $55.9 million is classified as short-term debt and $29.7 million is classified as long-term debt in our Consolidated Balance Sheet.

On June 13, 2002, PhosChem entered into a $65.0 million receivable purchase facility with Rabobank as agent, and other lenders (PhosChem Facility). This facility supports PhosChem’s funding of its purchases of crop nutrients from Mosaic and other PhosChem members and is nonrecourse to Mosaic. On June 3, 2003, the PhosChem Facility was amended to reduce it to a $55.0 million receivable facility. On November 29, 2004, the PhosChem Facility was amended to extend the maturity date to November 30, 2007. The PhosChem Facility bears an interest rate at LIBOR plus 112.5 basis points. As of May 31, 2005, $37.2 million was outstanding under the PhosChem Facility.

On May 7, 2003, Mosaic USA LLC (formerly known as IMC USA Inc. LLC) (Mosaic USA) entered into a five year, $55.0 million revolving credit facility (Potash Facility) pursuant to which it could borrow up to a maximum of $52.5 million subject to a borrowing base calculation based on eligible inventory and accounts receivable. The Potash Facility was amended prior to the closing of the Combination to permit it to close. On December 15, 2004, the Potash Facility was terminated. Because the facility was terminated prior to maturity, an early termination fee and miscellaneous fees of approximately $0.6 million were paid to the lenders pursuant to the terms of the loan agreement for the Potash Facility, as amended.

The indentures relating to Mosaic Global Holdings’ outstanding 10.875 percent senior notes due 2008, the 11.250 percent senior notes due 2011 and 10.875 senior notes due 2013 (collectively Mosaic Global Holdings Senior Notes) contain provisions requiring Mosaic Global Holdings to offer to purchase all of the outstanding Mosaic Global Holdings Senior Notes upon a change of control of Mosaic Global Holdings at 101 percent of the principal amount thereof (plus accrued and unpaid interest). The completion of the Combination resulted in a change of control of Mosaic Global Holdings under the terms of those indentures. As of October 22, 2004, the closing date of the Combination, $1.2 billion of Mosaic Global Holdings Senior Notes were outstanding and subject to the change of control purchase offer requirements. We made the required offer to purchase the outstanding Mosaic Global Holdings Senior Notes within the time period required by the governing indentures. Pursuant to this offer, on January 10, 2005, Mosaic Global Holdings repurchased $19.5 million aggregate principal amount of the Mosaic Global Holdings Senior Notes.

On November 16, 2004, Mosaic Global Holdings and PAP initiated a Debt Consent Solicitation pursuant to which, on January 4, 2005, Mosaic Global Holdings and PAP amended the limitations on affiliate transactions to, among other things, provide Mosaic Global Holdings and its subsidiaries with additional operational flexibility to more effectively integrate the businesses of Mosaic Global Holdings and CCN. As part of the Debt Consent Solicitation, Mosaic, Mosaic Fertilizer, LLC (through which the Company conducts the Florida phosphate fertilizer and feed ingredients businesses contributed by CCN) and Mosaic Crop Nutrition, LLC (through which the Company conducts the domestic distribution operations contributed by CCN) guaranteed (i) the obligations of Mosaic Global Holdings under the indentures related to the Mosaic Global Holdings Senior Notes, (ii) the indentures relating to the 6.875 percent debentures due 2007, 7.30 percent debentures due 2028, 7.375 percent debentures due 2018, 7.625 percent notes due 2005, 9.45 percent debentures due 2011 and 6.55 percent notes due 2005 of Mosaic Global Holdings (Mosaic Global Holdings Other Notes) and (iii) the 7.0 percent notes due 2008 of PAP (successor by merger to Phosphate Resource Partners Limited Partnership, which we refer to as PLP) (PLP Other Notes and collectively with the Mosaic Global Holdings Other Notes, the Other Notes). We paid a consent fee of $16.7 million with respect to the consents related to the Mosaic Global Holdings Senior Notes.

Pursuant to FIN 46R, South Fort Meade General Partner, LLC and South Fort Meade Partnership, L.P. are included as consolidated subsidiaries of Mosaic. South Fort Meade Partnership, L.P. has senior secured notes with an outstanding amount of approximately $43.6 million as of May 31, 2005. These notes carry an interest rate of 6.92 percent with final maturity during the fiscal year ending May 31, 2011.

We incur liabilities for reclamation activities and phosphogypsum stack system closure, primarily in our Florida phosphate operations, where to obtain necessary permits we must either pass a test of financial strength or provide credit support, typically surety bonds or financial guarantees. As of May 31, 2005, we had $93.2 million in surety bonds outstanding and met the financial strength test for the remaining portion of such additional liabilities. In connection with the outstanding surety bonds, we have posted $42.1 million of collateral in the form of letters of credit. In addition we have letters of credit supporting reclamation activity of $17.3 million. The surety bonds generally require us to obtain a discharge of the bonds or to post additional collateral (typically in the form of cash or letters of credit) at the request of the issuer of the bonds. In the future, there can be no assurance that we will be able to pass such tests of financial strength to purchase surety bonds on the same terms and conditions, or to discharge, or post additional collateral with respect to, surety bonds if requested to do so. However, we anticipate that we will be able to satisfy applicable credit support requirements without disrupting normal business operations.

In February 2005, the State of Florida Environmental Regulation Commission approved certain modifications to the financial assurance rules for the closure and long-term care of phosphogypsum systems located in the State of Florida that impose financial assurance requirements that are more stringent than the prior rules. See Off-Balance Sheet Arrangements and Contractual Obligations for a discussion of the modified rules.

We anticipate that we will be able to fully comply with the proposed Consent Agreement until May 31, 2009 and with the new rules thereafter, however, there can be no assurance that we will be able to do so. We currently recognize both phosphogypsum closure costs and phosphogypsum water treatment costs as liabilities in accordance with SFAS No. 143.

During fiscal year 2004, IMC announced that Mosaic Phosphates Company (formerly known as IMC Phosphates Company and referred to herein as Mosaic Phosphates) elected to terminate a phosphate rock sales agreement with U.S. Agri-Chemicals (USAC) effective October 1, 2007. Mosaic Phosphates originally entered into the contract in 1994. In 1999, the contract was extended until September 2014 with an option for a second extension through September 2024. As part of the extension, USAC paid $57.0 million (Near Term Payment), plus interest charges, to Mosaic Phosphates during 2000. The contract permits Mosaic Phosphates to terminate the contract upon three years’ advance written notice under certain circumstances. The contract also provides that prior to the effective date of an early termination under this provision, Mosaic Phosphates would be required to repay the amount of the Near Term Payment plus interest charges, less certain credits. Mosaic Phosphates elected to terminate the contract under these provisions by providing notice to USAC in September 2004. Termination of the contract will result in a reduction of Mosaic Phosphates revenues on an annualized basis by approximately $60.0 million following the effective date of termination in 2007, but the reduction in revenues is expected to have a negligible impact on earnings. The repayment of the Near Term Payment is not required until the effective date of termination in 2007.

Operating activities provided $333.7 million of cash for the year ended May 31, 2005 compared to providing $121.5 million for the same period in the prior period. Cash flows from operating activities are primarily driven by net earnings, adjusted for the noncash impact of depletion, depreciation and amortization. In addition to affecting net earnings, volume and price level changes in product selling prices and raw material input prices result in significant changes in accounts receivable, inventories and accounts payable. The favorable variance from the prior year was primarily the result of an increase in net earnings and the impact of higher depreciation, depletion and amortization, partially offset by an increase in the amount invested in working capital.

Investing activities used $215.1 million for the year ended May 31, 2005 compared to $214.8 million for the same period in the prior period. Cash used for investing activities primarily related to additions to property and acquisitions. During fiscal year 2005, the Combination provided cash of $53.0 million partially offset by a $14.3 million increased investment in a promissory note from Saskferco. During fiscal year 2004, $16.1 million was spent for a phosphate mine in Florida, $13.2 million was spent for the acquisition of the remaining minority interests in our Brazilian subsidiary and $27.2 million was spent for an investment in the Saskferco promissory note. During the year ended May 31, 2005 capital expenditures increased by $93.1 million. In April 2005, we announced that we were starting work immediately on an expansion of our Esterhazy potash facility that will be completed in the fall of 2006 with an investment of approximately $28 million. The Esterhazy expansion will add 0.4 million tonnes of annual capacity. In response to market demand, further potential expansions at our Saskatchewan potash facilities are in the engineering phase and are being reviewed internally.

Cash provided by financing activities for the year ended May 31, 2005 of $106.3 million increased by $10.5 million from cash provided by financing activities of $95.8 million for the year ended May 31, 2004. Historical cash flows from financing activities primarily included external financing and contributions by Cargill. Cargill is neither obligated nor expected to make such contributions in future periods. The increase in cash provided by financing was primarily the result of net proceeds from the issuance of debt in the current year of $164.6 million compared to net debt payments in the prior period of $5.9 million. This increase in cash provided by financing is partially offset by reduced contributions from Cargill in the current year of $114.9 million. We also incurred debt refinancing and issuance costs in connection` with the Mosaic Credit Facility.

Off-Balance Sheet Arrangements and Contractual Obligations

The following information summarizes our contractual obligations and other commercial commitments as of May 31, 2005.

Contractual Cash Obligations

	Total	Payments by Fiscal Year
(in millions)		2006	2007	2008	2009	2010	After 2010
Long-term debt	$2,322.9	$76.2	$21.8	$316.9	$410.9	$70.2	$1,426.9
Estimated interest payments[a]	1,332.6	200.5	197.7	184.5	131.9	130.1	487.9
Operating leases	72.4	23.4	17.3	11.4	6.0	4.9	9.4
Unconditional purchase obligations[b]	531.2	325.0	108.9	30.2	28.7	12.8	25.6

Total contractual cash obligations	$4,259.1	$625.1	$345.7	$543.0	$577.5	$218.0	$1,949.8

[a]	Based on interest rates and debt balances as of May 31, 2005.
[b]	Based on prevailing market prices as of May 31, 2005.

Other Commercial Commitments

	Total	Commitment Expiration Per Fiscal Year
(in millions)		2006	2007	2008	2009	2010	After 2010
Letters of credit	$165.2	$165.2	$0.0	$0.0	$0.0	$0.0	$0.0
Surety bonds	120.6	84.7	20.8	0.1	0.0	15.0	0.0

Total commercial commitments	$285.8	$249.9	$20.8	$0.1	$0.0	$15.0	$0.0

We incur liabilities for reclamation activities and phosphogypsum stack system closure, primarily in our Florida phosphate operations, where in order to obtain necessary permits we must either pass a test of financial strength or provide credit support, typically surety bonds or financial guarantees. As of May 31, 2005, we had $93.2 million in surety bonds outstanding and met the financial strength test for the remaining portion of such additional liabilities. In connection with the outstanding surety bonds, we have posted $42.1 million of collateral in the form of letters of credit. In addition we have letters of credit supporting reclamation activity of $17.3 million. The surety bonds generally require us to obtain a discharge of the bonds or to post additional collateral (typically in the form of cash or letters of credit) at the request of the issuer of the bonds. In the future, there can be no assurance that we will be able to pass such tests of financial strength to purchase surety bonds on the same terms and conditions, or to discharge, or post additional collateral with respect to, surety bonds if requested to do so. However, we anticipate that we will be able to satisfy applicable credit support requirements without disrupting normal business operations.

In addition, we have granted a mortgage on approximately 22,000 previously mined acres of land in Florida with a net book value of approximately $14.0 million as security for certain reclamation costs in the event that an option granted to a third party to purchase the mortgaged land is not exercised.

In February 2005, the State of Florida Environmental Regulation Commission approved certain modifications to the financial assurance rules for the closure and long-term care of phosphogypsum systems located in the State of Florida. The new phosphogypsum management rules, promulgated by the Florida Department of Environment Protection (FDEP), became effective in July 2005 and include financial strength tests that are more stringent than the prior rules, including the requirement that phosphogypsum closure cost estimates include the cost of treating process water. The amended rules include alternative mechanisms with which to meet the financial assurance requirements. In light of the burden associated with meeting the new requirements, in April 2005 we entered into a Consent Agreement with the FDEP that allows us to meet alternate financial tests until May 31, 2009, at which time we will be required to comply with the new rules. We anticipate that we will be able to fully comply with the proposed Consent Agreement until May 31, 2009 and with the new rules thereafter, provided however, there can be no assurance that we will be able to do so. We currently recognize both phosphogypsum closure costs and phosphogypsum water treatment costs as liabilities in accordance with SFAS No. 143.

Most of our export sales of phosphate and potash crop nutrients are marketed through two North American export associations, PhosChem and Canpotex, respectively, which fund their operations in part through third-party financing facilities. As a member, Mosaic or our subsidiaries are subject to certain conditions and exceptions, contractually obligated to reimburse the export associations for their pro rata share of any operating expenses or other liabilities incurred. The reimbursements are made through reductions to members’ cash receipts from the export associations.

Under a long-term contract with Potash Corporation of Saskatchewan, which we refer to as PCS, we mine and refine PCS reserves at the Esterhazy mine for a fee plus a pro rata share of production costs. The specified quantities of potash to be produced for PCS may, at the option of PCS, amount to an annual maximum of approximately 0.9 million tonnes and a minimum of approximately 0.45 million tonnes per year. The current contract extends through June 30, 2006 and is renewable at the option of PCS for four additional five-year periods, provided that PCS has not received all of its available reserves under the contract.

Under a long-term contract that extends through 2011 with Compass Minerals, which we refer to as Compass, we supply approximately 0.2 million tonnes of potash annually. We are also under a long-term contract that extends through 2013 with Compass where we supply approximately 0.2 million tonnes of salt annually. As of the date of the Combination, these contracts were below market and we recorded a $123.7 million fair market value adjustment that will be amortized into sales over the life of the contracts. For the fiscal year ended May 31, 2005, sales were increased by $11.3 million to reflect this adjustment to fair market value.

Under a long-term rock sales agreement, with U.S. Agri-Chemicals, which we refer to as USAC, we have been supplying USAC with approximately two million short tons of mined phosphate rock each year. This rock sales agreement was originally entered into by Mosaic Phosphates Company in 1994 and, in 1999, the contract was extended until 2014. As part of the extension, USAC paid a $57 million advance (Near Term Payment), plus interest charges to IMC in 2000. The contract provided the right to terminate the contract upon a three year advance notice. During 2004, IMC elected to terminate its rock sales agreement with USAC effective October 1, 2007. As of the date of the Combination, this contract was below market and we recorded a $13.2 million fair market value adjustment that will be amortized into sales over the life of the contract. For the fiscal year ended May 31, 2005, sales increased by $2.6 million.

Market Risk

We are exposed to the impact of interest rate changes on borrowings, fluctuations in the functional currency of foreign operations and the impact of fluctuations in the purchase price of natural gas, ammonia and sulphur consumed in operations, freight costs, fluctuations in market prices for our products, as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our interest rate risk, foreign currency risks and the effects of changing commodity prices, but not for speculative purposes.

We use forward contracts, costless collars and call options, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Consolidated Statement of Operations. One of the primary currency exposures relates to Potash whose sales are denominated in U.S. dollars, but whose costs are paid in Canadian dollars, which is its functional currency. Our Canadian businesses monitor their foreign currency risk by estimating their forecast transactions in U.S. dollars and Canadian dollars. Our international distribution and production operations monitor their foreign currency risk by assessing their balance sheet, contracted sales and purchases exposures. The Brazilian operations enter into foreign currency futures traded on the Futures and Commodities Exchange – Bolsa de Mercadorias e Futuros (BM&F) to hedge foreign currency risk. Our other foreign locations use forward contracts to reduce foreign currency risk. We use forward purchase contracts, swaps, and costless collars to reduce the risk related to significant price changes in our inputs and product prices.

We use interest rate swap contracts to manage our exposure to movements in interest rates.

As of May 31, 2005 our outstanding foreign exchange derivative contracts and commodity derivative contracts, though mitigating risks, did not qualify for hedge accounting treatment under SFAS No. 133, as amended.

Foreign Currency Exchange Rates

We had a notional amount of $293.3 million of Canadian dollar exchange contracts outstanding as of May 31, 2005. The Canadian dollar contracts outstanding as of May 31, 2005 mature in various months through April 2006. These agreements provide for the sale of U.S. dollars at a weighted-average protected rate of 1.1935 Canadian dollars per U.S. dollar as of May 31, 2005. The costless collars had a weighted-average protected rate of 1.1585 Canadian dollar per U.S. dollar, which was included in the weighted-average protected rate of 1.1935 Canadian dollar per U.S. dollar discussed above, and a weighted-average participation rate of 1.2486 Canadian dollar per U.S. dollar as of May 31, 2005.

As of May 31, 2005, the Brazilian operations had entered into futures contracts to purchase $33.5 million U.S. dollars at 2.4423 Brazilian Reias per U.S. dollar. As of May 31, 2005, in India there was a contract to purchase $12.3 million U.S. dollars at a rate of 43.9525 rupees per U.S. dollar, and in Chile there were contracts to purchase $20.6 million U.S. dollars at a weighted average rate of 579.11 Chilean pesos per U.S. dollar. Other countries, as of May 31, 2005, had outstanding forward contracts with notional amounts aggregating $0.9 million.

In order to mitigate the foreign currency exchange risk on a consolidated basis, Mosaic has booked forward contracts in the United States offsetting risk in certain countries. For Thailand risk there were contracts in the United States to purchase $40.1 million U.S. dollars at a weighted average rate of 39.8838 Bahts per U.S. dollar, for China risk there was a contract to purchase $0.5 million U.S. dollars at a rate of 8.1915 Chinese Yuan per U.S. dollar.

In addition to the above, Potash translates its U.S. dollar denominated balance sheet accounts to its Canadian dollars functional currency, which results in transaction gains or losses reflected in the Consolidated Statement of Operations. All of Potash’s balance sheet accounts are then translated back to U.S. dollars for consolidation purposes, the impact of which is reflected in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet. This latter translation impact is recorded directly to stockholders’ equity and not in the Consolidated Statement of Operations.

We do not hedge this latter translation exposure for any country.

Commodities

We had $43.9 million notional amounts of natural gas swap contracts outstanding as of May 31, 2005, maturing in various months through December 2007 at an average price of $6.71 U.S. dollar per mmbtu and $6.46 Canadian dollar per gigajoule. These contracts are being used to hedge volatility in natural gas prices.

In a three-way collar, we buy a call, sell a call at a higher price and sell a put. The three-way collar structure allows for greater participation in a decrease in natural gas prices and protects against moderate price increases. However, we will have some exposure to large price increases. As of May 31, 2005 we had three-way collars relating to 6.6 million mmbtu of natural gas at an average price of $7.79 U.S. dollar on the calls purchased, $9.12 U.S. dollar on the calls sold and $7.01 U.S. dollar on the puts sold as well as 4.7 million gigajoule at an average price of $8.10 Canadian dollar on the calls purchased, $9.39 Canadian dollar on the calls sold and $7.37 Canadian dollar on the puts sold. The three-way collars extend through March 2006.

As of May 31, 2005 we had $2.6 million notional amount of urea swaps maturing in various months through September 2005 at an average price of $238 per short ton. The urea swaps are hedging volatility in urea prices. We also had an immaterial position in forward freight agreements through the month of June 2005. The freight agreements mitigate certain exposures of future fluctuating freight costs.

Interest Rates

On May 25, 2005 we entered into a fixed to floating rate interest swap agreement with respect to the $150.0 million 10.875 percent Senior Notes due August 1, 2013 (Swap). The Swap calls for us to pay a floating rate of interest equal to six-month LIBOR plus 631.4 basis points and the counterparty to pay a fixed rate of 10.875 percent. This Swap qualifies for hedge accounting treatment under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” or “SFAS No. 133,” as amended.

We had originally entered into a fixed to floating rate interest swap agreement prior to the Combination with respect to $150.0 million of our $400.0 million 10.875 percent Senior Notes, due August 1, 2013, which called for us to pay a floating rate of interest equal to six-month LIBOR plus 636 basis points and the counterparty to pay a fixed rate of 10.875 percent. This Swap was cancelled on May 25, 2005.

We conducted sensitivity analyses of our debt assuming a one percentage point adverse change in interest rates on outstanding borrowings from the actual level as of May 31, 2005. Holding all other variables constant, the hypothetical adverse changes would not materially affect our financial position. These analyses did not consider the effects of the reduced level of economic activity that could exist in such an environment. Further, in the event of a one percentage point adverse change in interest rates, management would likely take actions to further mitigate its exposure to possible changes. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analyses assumed no changes in our financial structure.

Contingencies

See Note 25 of Notes to Consolidated Financial Statements.

Environmental, Health and Safety Matters

The Company’s Program

We have adopted the following Environmental, Health and Safety (EHS) Policy (Policy):

It is the policy of The Mosaic Company and subsidiaries, which it controls, to conduct all business activities in a manner that protects the environment and the health and safety of our employees, contractors, customers and communities. Environmental stewardship, health and safety will be integrated into all business practices. Our employees will be trained to ensure that environmental, health and safety standards and procedures are understood and implemented.

Environment. Mosaic employees and business units will comply with all applicable laws and regulations. Mosaic supports the responsible production and use of crop nutrient products to enhance preservation of natural systems.

Health and Safety. Mosaic will design, operate and manage company facilities to protect the health and safety of our employees and communities. We insist that all work, however urgent, be done safely.

Product Safety. The safety of Mosaic products for human, animal and plant applications will not be compromised. The management of raw materials, production processes and material handling facilities will at all times be protective of our customers and communities.

This Policy is the cornerstone of our comprehensive EHS management program (EHS Program), which seeks to achieve sustainable, predictable and verifiable EHS performance. Key elements of the EHS Program include: (i) identifying and managing EHS risk; (ii) complying with legal requirements; (iii) improving our EHS procedures and protocols; (iv) educating employees regarding EHS obligations; (v) retaining and developing professional qualified EHS staff; (vi) evaluating facility conditions; (vii) evaluating and enhancing safe workplace behaviors; (viii) performing audits; (ix) formulating EHS action plans; and (x) assuring accountability of all managers and other employees for environmental performance. The business units are responsible for implementing day-to-day elements of the EHS Program, assisted by an integrated staff of EHS professionals. We conduct audits to verify that each facility has identified risks, achieved regulatory compliance, implemented continuous EHS improvement, and incorporated EHS management systems into day-to-day business functions.

A critical focus of our EHS Program is achieving compliance with the evolving myriad of international, federal, state, provincial and local EHS laws that govern our production and distribution of crop and animal nutrients. These EHS laws regulate or propose to regulate: (i) conduct of mining and production operations, including employee safety procedures; (ii) condition of our facilities; (iii) management and handling of raw materials; (iv) product content; (v) use of products by both us and our customers; (vi) management and/or remediation of potential impacts to air, water quality and soil from our operations; (vii) disposal of waste materials; and (viii) reclamation of lands after mining. For any new regulatory programs that might be proposed, it is difficult to ascertain future compliance obligations or to estimate future costs until implementing regulations have been finalized and definitive regulatory interpretations have been adopted. We typically respond to such regulatory requirements at the appropriate time by implementing necessary modifications to facilities or to operating procedures.

We have expended, and anticipate that we will continue to expend, substantial financial and managerial resources to comply with EHS standards. In the fiscal year ending May 31, 2006, environmental capital expenditures are expected to total approximately $35.8 million, primarily related to: (i) modification or construction of wastewater treatment areas in Florida and New Mexico, as well as Saskatchewan, Canada; (ii) construction, modification and closure projects associated with phosphogypsum stacks (Gypstacks) at our Phosphates’ concentrates plants; (iii) upgrading of air pollution control equipment at the concentrates plants; and (iv) capital projects associated with remediation of contamination at current or former operations. Additional expenditures for land reclamation activities are expected to total approximately $34.5 million in the fiscal year ending May 31, 2006. In the fiscal year ending May 31, 2007, we expect environmental capital expenditures will be approximately $22.5 million and expenditures for land reclamation activities are expected to be approximately $30.6 million. No assurance can be given that greater-than-anticipated EHS capital expenditures or land reclamation expenditures will not be required in the fiscal year ending May 31, 2006 or in the future.

We have recorded accounting accruals for certain contingent environmental liabilities and believe such accruals are in accordance with generally accepted accounting principles (GAAP). We record accruals for environmental investigatory and non-capital remediation costs and for expenses associated with litigation when litigation has commenced or a claim or assessment has been asserted or is imminent, the likelihood of an unfavorable outcome is probable and the financial impact of such outcome is reasonably estimable. These accruals are adjusted quarterly for any changes in our estimates of the future costs associated with these matters.

Product Requirements and Impacts

International, federal, state and provincial standards require us to register many of our products before these products can be sold. The standards also impose labeling requirements on these products and require us to manufacture the products to formulations set forth on the labels. Various environmental, natural resource and public health agencies continue to evaluate alleged health and environmental impacts that could arise from the handling and use of products such as those manufactured by Mosaic. The U.S. Environmental Protection Agency, the state of California, and The Fertilizer Institute in conjunction with the European Fertilizer Manufacturers Association have completed independent assessments of potential risks posed by crop nutrient materials. These assessments concluded that when handled and used as intended, based on the available data, crop nutrient materials do not pose harm to human health or the environment. Nevertheless, agencies could impose additional standards or regulatory requirements on the producing industries, including Mosaic or our customers. It is the current opinion of management that the potential impact of any such standards on the market for our products, and the expenditures that might be necessary to meet any such standards, will not have a material adverse effect on our business or financial condition.

Operating Requirements and Impacts

Permitting. We hold numerous environmental, mining and other permits or approvals authorizing operation at each of our facilities. Our ability to continue operations at a facility could be materially affected by a government agency decision to deny or delay issuing a new or renewed permit or approval, to revoke or substantially modify an existing permit or approval or to substantially change conditions applicable to a permit modification. In addition, expansion of our operations or extension of operations into new areas is predicated upon securing the necessary environmental or other permits or approvals. For instance, over the next several years, we will be continuing our efforts to obtain permits in support of our anticipated Florida mining operations at certain of our properties. These properties contain in excess of 150 million tonnes of phosphate rock reserves. For years, we have successfully permitted mining properties and anticipate that we will be able to permit these properties as well. In Florida, local community participation has become an important factor in the permitting process for mining companies. A denial of these permits or the issuance of permits with cost-prohibitive conditions would prevent us from mining at these properties and thereby have a material adverse effect on our business and financial condition.

Operating Impacts Due to the Kyoto Protocol. On December 16, 2002, the Prime Minister of Canada ratified the Kyoto Protocol, committing Canada to reduce its greenhouse gas emissions on average to six percent below 1990 levels through the first commitment period (2008-2012). This equates to reductions of between 20 to 30 percent from current emission levels across the country. Implementation of this commitment will be achieved through The Climate Change Plan for Canada. It is possible that our potash facilities in Canada will be required to take action to effectuate the Canadian commitment. However, negotiations regarding the actions to be taken are ongoing and we are not yet able to determine whether completed or planned operational efficiency modifications would by themselves achieve the emissions target that will be set. Until definitive implementing regulations or interpretations have been finalized, it is difficult to ascertain the nature or costs associated with the required actions.

Reclamation Obligations. During our phosphate mining operations, we remove overburden and sand tailings in order to retrieve phosphate rock reserves. Once we have finished mining in an area, we return overburden and sand tailings and reclaim the area in accordance with approved reclamation plans and applicable laws. We have incurred and will continue to incur significant costs to fulfill our reclamation obligations. In the past, we have established accruals to account for our reclamation expenses. Since June 1, 2003, we have accounted for mandatory reclamation of phosphate mining land in accordance with SFAS No. 143. See Note 7 of Notes to Consolidated Financial Statements for the impact of this accounting treatment.

Management of Residual Materials and Closure of Management Areas. Mining and processing of potash and phosphate generate residual materials that must be managed both during the operation of the facility and upon facility closure. Potash tailings, consisting primarily of salt, iron and clay, are stored in surface disposal sites. Phosphate clay residuals from mining are deposited in clay settling ponds. Processing of phosphate rock with sulphuric acid generates phosphogypsum that is stored in Gypstacks.

During the life of the tailings management areas, clay settling ponds and Gypstacks, we have incurred and will continue to incur significant costs to manage our potash and phosphate residual materials in accordance with environmental laws and regulations and with permit requirements. Additional legal and permit requirements will take effect when these facilities are closed.

As of June 1, 2003, the following closure costs are accounted for under SFAS No. 143: (i) costs for closure of Gypstacks in Florida and Louisiana at the end of their useful lives; and (ii) costs for treatment of low pH Gypstack water to facilitate discharge of such waters pursuant to permits and to promote Gypstack closure. See Note 7 of Notes to Consolidated Financial Statements for the impact of this accounting treatment.

Saskatchewan Environment (SE) is in the process of establishing appropriate closure requirements for potash tailings management areas. SE has required all mine operators in Saskatchewan to obtain approval of facility decommissioning and reclamation plans (Plans). These Plans, which apply once mining operations at any facility are terminated, must specify procedures for handling potash residuals and for decommissioning all mine facilities including potash tailings management areas. On July 5, 2000, SE approved, with comments, the decommissioning Plans submitted by us for each of our facilities. These comments require us and the rest of the industry to cooperate with SE to evaluate technically feasible, cost-effective and environmentally responsible disposal options for tailings residuals and to correct any deficiencies in the Plans that were noted by SE. The original date for completing this analysis has been extended for one year to July 5, 2006. Final costs for decommissioning in accordance with the Plans are likely to be significant. However, we do not anticipate expending such funds in the foreseeable future because: (i) facility closure and decommissioning is not imminent given the anticipated life of our mines; and (ii) SE will consider, and where appropriate incorporate, advances in tailings management technology that may reduce our ultimate tailings management costs and defer the Plans implementation. For these reasons, we cannot predict with certainty the financial impact to us of these decommissioning requirements.

Financial Assurance. Separate from our accounting treatment for reclamation and closure liabilities, some jurisdictions in which we operate have required us either to pass a test of financial strength or provide credit support, typically surety bonds or financial guarantees, to address phosphate mining reclamation liabilities and closure liabilities for clay settling areas and Gypstacks. See Off-Balance Sheet Arrangements and Contractual Obligations for the amounts of such assurance maintained by the Company and the impacts of such assurance.

In February 2005, the State of Florida Environmental Regulation Commission approved certain modifications to the financial assurance rules for the closure and long-term care of phosphogypsum systems located in the State of Florida that impose financial assurance requirements that are more stringent than the prior rules. See Off-Balance Sheet Arrangements and Contractual Obligations for a discussion of the modified rules.

Finally, in connection with the interim approval of closure plans for potash tailings management areas, discussed above, we were required to post interim financial assurance to cover the estimated amount that would be necessary to operate our tailings management areas for approximately two years in the event that we were no longer able to fund facility decommissioning. This financial assurance will remain in effect until July 5, 2006 when the technical demonstration under the decommissioning Plans is completed. Upon final approval by SE, we will be required to provide financial assurance that Plans proposed by us ultimately will be carried out. Because SE has not yet specified the assurance mechanism to be utilized, we cannot predict with certainty the financial impact of these financial assurance requirements on us.

Remedial Activities

The Comprehensive Environmental Response Compensation and Liability Act (Superfund) imposes liability, without regard to fault or to the legality of a party’s conduct, on certain categories of persons who are considered to have contributed to the release of “hazardous substances” into the environment. Various states have enacted legislation that is analogous to the federal Superfund program. Under Superfund, or its various state analogues, one party may, under certain circumstances, be required to bear more than its proportionate share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Superfund or state analogues may impact us at our current or former operations.

Remediation at Our Facilities. Many of our formerly owned or current facilities have been in operation for a number of years. The historical use and handling of regulated chemical substances, crop and animal nutrients and additives as well as by-product or process tailings at these facilities by us and predecessor operators have resulted in soil, surface water and groundwater impacts.

At many of these facilities, spills or other releases of regulated substances have occurred previously and potentially could occur in the future, possibly requiring us to undertake or fund cleanup efforts under Superfund or otherwise. In some instances, we have agreed, pursuant to consent orders or agreements with the appropriate governmental agencies, to undertake certain investigations, which currently are in progress, to determine whether remedial action may be required to address site impacts. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into account established accruals, future expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material adverse effect on our business or financial condition. However, material expenditures by us could be required in the future to remediate the environmental impacts at these or at other current or former sites.

Remediation at Third-Party Facilities. Various third parties have alleged that our historic operations have impacted neighboring off-site areas or nearby third-party facilities. In some instances, we have agreed, pursuant to orders from or agreements with appropriate governmental agencies or agreements with private parties, to undertake or fund investigations, some of which currently are in progress, to determine whether remedial action, under Superfund or otherwise, may be required to address off-site impacts. Our remedial liability at these sites, either alone or in the aggregate, taking into account established accruals, currently is not expected to have a material adverse effect on our business or financial condition. As more information is obtained regarding these sites, this expectation could change.

Liability for Off-Site Disposal Locations. Currently, we are involved or concluding involvement for off-site disposal at several Superfund or equivalent state sites. Moreover, we previously have entered into settlements to resolve liability with regard to Superfund or equivalent state sites. In some cases, such settlements have included “reopeners,” which could result in additional liability at such sites in the event of newly discovered contamination or other circumstances. Our remedial liability at such disposal sites, either alone or in the aggregate, currently is not expected to have a material adverse effect on our business or financial condition. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

Oil and Gas

Through its 1997 merger with Freeport-McMoRan Inc. (FTX), IMC assumed responsibility for environmental impacts at a significant number of oil and gas facilities that had been operated by FTX, PLP (which was merged into PAP in connection with the Combination) or their predecessors. In connection with the acquisition of the sulphur transportation and terminaling assets of Freeport-McMoRan Sulphur LLC (FMS), we reached an agreement with FMS and McMoRan Exploration Co. (MOXY) whereby FMS and MOXY would assume responsibility for and indemnify us against these oil and gas responsibilities except for a limited number of specified potential claims for which we retained responsibility. These specified claims, either individually or in the aggregate, are not expected to have a material adverse effect on our business or financial condition.

Recently Issued Accounting Guidance

In December 2003, the Financial Accounting Standards Board (FASB) issued Revised Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R). FIN 46R, along with its related interpretations, clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance activities without additional subordinated financial support. FIN 46R separates entities into two groups: (1) those for which voting interests are used to determine consolidation and (2) those for which variable interests are used to determine consolidation. FIN 46R clarifies how to identify a variable interest entity (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. A company that absorbs a majority of a VIE’s expected losses, receives a majority of a VIE’s expected residual returns, or both, is the primary beneficiary and is required to consolidate the VIE into its financial statements. FIN 46R also requires disclosure of certain information where the reporting company is the primary beneficiary or holds significant variable interests in a VIE but is not the primary beneficiary.

FIN 46R is effective for public companies that have interests in VIEs for periods ending after December 15, 2003. Application by public companies for all other types of entities is required for periods ending after March 15, 2004. We adopted FIN 46R effective June 1, 2003.

PhosChem has been consolidated under FIN 46R and had net sales of $112.9 million for the year ended May 31, 2005, which are included in our consolidated net sales. PhosChem funds its operations in part through a third-party financing facility, under which $37.2 million was outstanding as of May 31, 2005. As of May 31, 2005, PhosChem had $104.7 million of trade receivables pledged as collateral for PhosChem’s notes payable under this financing facility. This financing facility is nonrecourse to Mosaic. These amounts are included in our Consolidated Balance Sheet as of May 31, 2005.

As of May 31, 2005, South Fort Meade Partnership, LP and South Fort Meade General Partner, LLC have been consolidated under FIN 46R and had no external sales in fiscal year 2005. As of May 31, 2005, South Fort Meade Partnership, LP and South Fort Meade General Partner, LLC had $84.9 million of total assets and $43.6 million of total debt. These amounts are included in our Consolidated Balance Sheet for the fiscal year ended May 31, 2005. If these entities had been consolidated prior to May 31, 2005, the impact to our consolidated financial statements would not have been material.

In December 2004, FASB issued SFAS No. 123 (Revised 2004), Share-Based Payments (SFAS 123R). SFAS 123R requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award with the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. We are required to adopt the provisions of SFAS 123R as of the beginning of the first interim period that begins after June 15, 2005, although earlier adoption is permitted. We have yet to determine the impact, if any, of SFAS 123R on our consolidated financial statements.

In November 2004, FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 (SFAS 151). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material by requiring that these items be recognized as current-period expenses regardless of circumstance. We are required to adopt the provisions of SFAS 151 during the fiscal year beginning June 1, 2006, although earlier adoption is permitted. We have yet to determine the impact, if any, of SFAS 151 on our consolidated financial statements.

In December 2004, FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets- an amendment of APB Opinion No. 29 (SFAS 153). SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We are required to adopt the provisions of SFAS 153 during the fiscal year beginning June 1, 2006. We expect that SFAS 153 will have an immaterial impact on our consolidated financial statements.

In March 2005, FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, (FIN 47). FIN 47 clarifies that the term Conditional Asset Retirement Obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligation,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a Conditional Asset Retirement Obligation if the fair value of the liability can be reasonably estimated. We are required to adopt the provisions of FIN 47 during the fiscal year beginning June 1, 2005, although earlier adoption is encouraged. We do not expect that FIN 47 will have a material impact on our consolidated financial statements.

In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. We are required to adopt the provisions of SFAS 154 during the fiscal year beginning after June 1, 2005.

Forward-Looking Statements

All statements, other than statements of historical fact, appearing in Management’s Discussion and Analysis of Financial Condition and Results of Operations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, forward-looking statements may include words such as “anticipate,” “believe,” “could,” “estimate,” “except,” “intend,” “may,” “potential,” “predict,” “project” or “should.” These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this filing.

Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following: our ability to successfully integrate the operations of IMC and the CCN businesses; our ability to fully realize the expected costs savings from the Combination within the expected time frame; the ability to develop and execute comprehensive plans for asset rationalization; the financial resources of our competitors; the retention of existing, and continued attraction of additional, customers and key employees following the Combination; the effect of any conditions or restrictions imposed on or proposed with respect to Mosaic by regulators following the Combination; general business and economic conditions and governmental policies affecting the agricultural industry in localities where we or our customers operate; weather conditions; changes in the outlook of the phosphate, potash or nitrogen market; the impact of competitive products, including the introduction of new competitive products and the expansion or contraction of production capacity or selling efforts by competitors; pressure on prices realized by us for our products; changes in the costs, or constraints on supplies, of raw materials used in manufacturing certain of our products; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; difficulties or delays in receiving, or increased costs of obtaining or satisfying conditions of, required governmental and regulatory approvals; market acceptance issues, including the failure of products to generate anticipated sales levels; the effects of and change in trade, monetary, environmental and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; the costs and effects of legal proceedings and regulatory matters affecting us, including environmental and administrative proceedings involving us; success in implementing our various initiatives; the rating of our securities and changes that may occur in the U.S. financial markets; and other risk factors reported from time to time in our Securities and Exchange Commission reports. In addition, we have consummated the Combination and our Board of Directors and management are not identical to the Board of Directors or management of either CCN or IMC prior to the Combination. Our Board and management may operate the combined businesses of Mosaic in a manner that differs from the manner in which the historical operations of either CCN or IMC were operated on a standalone basis.

Report of Independent Registered Public Accounting Firm

The Stockholders and the Board of Directors

The Mosaic Company:

We have audited the accompanying consolidated balance sheets of The Mosaic Company and subsidiaries as of May 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the fiscal years in the three-year period ended May 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Mosaic Company and subsidiaries as of May 31, 2005 and 2004, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended May 31, 2005 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company changed its policy to report its equity interest in the results of its Fertifos investment on a two-month lag effective June 1, 2004. Note 3 also discusses the Company’s change to its inventory costing methodology, which was applied through the retroactive restatement of all periods presented.

/s/ KPMG LLP

KPMG LLP
Minneapolis, Minnesota
August 4, 2005

Consolidated Statements of Operations

In millions, except per share amounts

	Years Ended May 31
	2005	2004	2003
Net sales	$4,396.7	$2,374.0	$1,662.7
Cost of goods sold	3,871.2	2,196.4	1,503.5

Gross margin	525.5	177.6	159.2
Selling, general and administrative expenses	207.0	100.1	87.6
Other operating (income) expense	—	0.7	(0.8)

Operating earnings	318.5	76.8	72.4
Interest expense	120.6	29.2	41.2
Foreign currency transaction (gain) loss	(13.9)	3.6	(0.9)
Other (income) expense	(3.1)	3.9	3.1

Earnings from consolidated companies before income taxes and the cumulative effect of a change in accounting principle	214.9	40.1	29.0
Provision for income taxes	98.3	2.2	3.8

Earnings from consolidated companies before the cumulative effect of a change in accounting principle	116.6	37.9	25.2
Equity in net earnings of nonconsolidated companies	55.9	35.8	25.7
Minority interests in net (earnings) losses of consolidated companies	(4.9)	(1.4)	2.5

Earnings from continuing operations before the cumulative effect of a change in accounting principle	167.6	72.3	53.4
Discontinued operations, net of income taxes	—	—	0.5

Earnings before the cumulative effect of a change in accounting principle	167.6	72.3	53.9
Cumulative effect of a change in accounting principle, net of tax	(2.0)	—	—

Net earnings	$165.6	$72.3	$53.9

Earnings available for common stockholders:
Earnings before the cumulative effect of a change in accounting principle	$167.6	$72.3	$53.9
Preferred stock dividend	(6.3)	—	—

Earnings available for common stockholders	$161.3	$72.3	$53.9

Basic earnings per share:
Earnings before the cumulative effect of a change in accounting principle	$0.49	$0.29	$0.22
Cumulative effect of a change in accounting principle, net of tax	(0.01)	—	—

Basic net earnings per share	$0.48	$0.29	$0.22

Basic weighted average number of shares outstanding	327.8	250.6	250.6

Diluted earnings per share:
Earnings before the cumulative effect of a change in accounting principle	$0.47	$0.29	$0.22
Cumulative effect of a change in accounting principle, net of tax	(0.01)	—	—

Diluted net earnings per share	$0.46	$0.29	$0.22

Diluted weighted average number of shares outstanding	360.4	250.6	250.6

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

In millions, except per share amounts

	May 31
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$245.0	$10.1
Short-term investments	—	0.1
Receivables, net of allowance for doubtful accounts of $14.9 and $5.8	607.5	199.4
Trade receivables due from Cargill, Incorporated and affiliates	64.2	32.9
Inventories, net	753.4	358.0
Deferred income taxes	2.2	15.0
Vendor prepayments	31.6	28.7
Other current assets	28.0	24.3

Total current assets	1,731.9	668.5
Property, plant and equipment, net	4,121.4	892.1
Investments in nonconsolidated companies	322.4	259.1
Note receivable from Saskferco Products Inc.	41.5	27.2
Goodwill	2,160.3	—
Other assets	66.5	23.6

Total assets	$8,444.0	$1,870.5

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt and current maturities of long-term debt	$204.9	$9.8
Accounts payable	434.8	90.8
Trade accounts payable due to Cargill, Incorporated and affiliates	27.9	20.5
Accrued liabilities	311.3	80.5
Accrued income taxes	105.0	27.2
Customer prepayments	23.4	26.5
Due to Cargill, Incorporated and affiliates	—	202.9

Total current liabilities	1,107.3	458.2
Long-term debt, less current maturities	2,455.2	32.6
Long-term due to Cargill, Incorporated and affiliates	8.5	318.2
Deferred income taxes	724.7	84.8
Deferred asset retirement obligations	289.6	98.2
Accrued pension and postretirement benefits	251.3	—
Other noncurrent liabilities	372.1	28.5
Minority interest in consolidated subsidiaries	21.8	7.6

Stockholders’ equity:
Preferred stock, 7.5% mandatorily convertible, $0.01 par value, 15,000,000 shares authorized, 2,750,000 shares issued and outstanding as of May 31 (liquidation preference $50 per share)	—	—
Common stock, $0.01 par value, 700,000,000 shares authorized:	—	—
Class B common stock, 5,458,955 shares issued and outstanding as of May 31	—	—
Common stock, 379,409,047 shares issued and outstanding as of May 31	3.9	—
Capital in excess of par value	2,166.2	—
Retained earnings	1,115.4	956.1
Accumulated other comprehensive loss	(72.0)	(113.7)

Total stockholders’ equity	3,213.5	842.4

Total liabilities and stockholders’ equity	$8,444.0	$1,870.5

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

In millions, except per share amounts

	Years Ended May 31
	2005	2004	2003
Cash Flows from Operating Activities

Net earnings	$165.6	$72.3	$53.9
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, depletion and amortization	219.3	104.6	87.8
Minority interest	4.9	1.4	(2.5)
Deferred income taxes, exclusive of acquisition	33.0	13.8	14.1
Equity in net earnings of nonconsolidated companies, net of dividends	(22.7)	1.1	(14.9)
Cumulative effect of change in accounting principle	2.0	—	—
Settlement of asset retirement obligations	(21.9)	(8.6)	—
Accretion expense for asset retirement obligations	11.1	5.4	—
Amortization of out-of-market contracts	(13.9)	—	—
Amortization of fair market value adjustment of debt	(28.6)	—	—
Amortization of debt financing fees and stock-based compensation expense	3.9	—	—
Pension and post-retirement obligations funding	(20.1)	—	—
Other charges	8.0	1.6	7.0
Other credits	30.5	(3.1)	(3.8)
Gain on sale of discontinued operations	—	—	(0.5)
Changes in assets and liabilities, exclusive of acquisition and discontinued operations:
Receivables, net	(126.0)	(43.3)	5.5
Inventories	(78.2)	(44.3)	(98.0)
Other current assets	52.4	(26.4)	12.2
Accounts payable	122.7	24.9	(21.0)
Accrued expenses	28.4	(4.5)	18.9
Other current liabilities	(18.7)	35.8	(10.6)
Due to/from Cargill, Incorporated and affiliates	(18.0)	(9.2)	(16.6)

Net cash provided by operating activities	333.7	121.5	31.5

Cash Flows from Investing Activities

Capital expenditures	(255.2)	(162.1)	(119.2)
Cash acquired in acquisition of IMC Global Inc.	53.0	—	—
Investment in note of Saskferco Products Inc.	(14.3)	(27.2)	—
Investments in nonconsolidated companies	(5.5)	(0.1)	(10.2)
Investments in business acquired and minority interests	—	(29.2)	(119.9)
Proceeds from the sale of assets	0.8	1.9	4.4
Other	6.1	1.9	(0.3)

Net cash used in investing activities	(215.1)	(214.8)	(245.2)

Cash Flows from Financing Activities

Payments of long-term debt	(1,215.1)	(18.8)	(16.3)
Proceeds from issuance of long-term debt	1,379.7	12.9	13.7
Proceeds from stock options exercised	26.4	—	—
Contributions by Cargill, Incorporated	9.8	124.7	120.8
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	(58.1)	(23.1)	79.0
Cash dividends paid	(11.4)	—	—
Debt refinancing and issuance costs	(25.0)	—	—
Other	—	0.1	0.2

Net cash provided by financing activities	106.3	95.8	197.4

Net cash provided by discontinued operations	—	—	8.2
Effect of exchange rate changes on cash	10.0	(0.2)	6.9
Net change in cash and cash equivalents	234.9	2.3	(1.2)
Cash and cash equivalents - beginning of year	10.1	7.8	9.0

Cash and cash equivalents - end of year	$245.0	$10.1	$7.8

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders’ Equity

In millions, except per share amounts

	Shares			Dollars
	Preferred Stock	Class B Stock	Common Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholders’ Equity
Balance as of May 31, 2002, as previously reported	—	—	—	$—	$—	$586.5	$(62.6)	$523.9
Adjustment for the cumulative effect of a change in accounting principle (Note 3)	—	—	—	—	—	(2.0)	—	(2.0)

Balance as of May 31, 2002, as restated	—	—	—	$—	$—	$584.5	$(62.6)	$521.9
Net earnings	—	—	—	—	—	53.9	—	53.9
Foreign currency translation adjustment	—	—	—	—	—	—	(35.2)	(35.2)
Net unrealized gains on derivative instruments, net of tax of $0.2 million	—	—	—	—	—	—	0.4	0.4

Comprehensive income for 2003	—	—	—	—	—	—	—	19.1
Net contributions from Cargill, Incorporated	—	—	—	—	—	120.8	—	120.8

Balance as of May 31, 2003	—	—	—	$—	$—	$759.2	$(97.4)	$661.8

Net earnings	—	—	—	—	—	72.3	—	72.3
Foreign currency translation adjustment	—	—	—	—	—	—	(16.0)	(16.0)
Net unrealized loss on derivative instruments, net of tax of $0.2 million	—	—	—	—	—	—	(0.3)	(0.3)

Comprehensive income for 2004	—	—	—	—	—	—	—	56.0
Net contributions from Cargill, Incorporated	—	—	—	—	—	124.6	—	124.6

Balance as of May 31, 2004	—	—	—	$—	$—	$956.1	$(113.7)	$842.4

Net earnings	—	—	—	—	—	165.6	—	165.6
Foreign currency translation adjustment, net of tax of $11.0 million	—	—	—	—	—	—	41.9	41.9
Minimum pension liability adjustment, net of tax of $0.1 million	—	—	—	—	—	—	(0.2)	(0.2)

Comprehensive income for 2005	—	—	—	—	—	—	—	207.3
Issuance of stock for Combination (par value $0.01 per share)	2.8	—	126.3	1.3	1,677.7	—	—	1,679.0
Stock compensation exercises and grants	—	—	2.5	—	26.0	—	—	26.0
Contributions from Cargill, Incorporated	—	5.5	250.6	2.6	467.6	—	—	470.2
Dividends paid to Cargill, Incorporated	—	—	—	—	(5.1)	—	—	(5.1)
Dividends on preferred shares ($0.9375 per share)	—	—	—	—	—	(6.3)	—	(6.3)

Balance as of May 31, 2005	2.8	5.5	379.4	$3.9	$2,166.2	$1,115.4	$(72.0)	$3,213.5

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

In millions, except per share amounts

1. ORGANIZATION AND NATURE OF BUSINESS

Mosaic was created to serve as the parent company of the business that was formed through the business combination of IMC Global Inc. and the fertilizer businesses of Cargill, Incorporated on October 22, 2004. In these notes to financial statements:

•	“Mosaic” means The Mosaic Company.

•	“We,” “us” and “our” mean Mosaic and may also include Mosaic and its direct and indirect subsidiaries as a group.

•	IMC Global Inc. is referred to as “IMC” or “Mosaic Global Holdings,” which is its new name after the Combination.

•	“Cargill” means Cargill, Incorporated and may also include its direct and indirect subsidiaries other than us.

•	“Cargill Crop Nutrition” or “CCN” means the fertilizer businesses of Cargill other than its retail fertilizer businesses.

•	“Combination” means the business combination between IMC and CCN.

•	References in this report to a particular fiscal year are to the year ended May 31 of that year.

Immediately following the Combination, Cargill owned approximately 66.5 percent of our outstanding common stock, which we refer to as our Common Stock, and all 5,458,955 shares of our Class B common stock, which we refer to as our Class B Common Stock, while approximately 33.5 percent of our outstanding Common Stock and all 2,750,000 shares of our 7.50 percent Mandatory Convertible Preferred Stock, which we refer to as our Preferred Stock, were publicly held.

We conduct our business through wholly and majority owned subsidiaries as well as investments accounted for by the equity method. We are organized into the following four business segments which are engaged in producing, blending and distributing crop nutrient and animal feed products around the world.

Phosphates owns and operates mines and processing plants in Florida that produce phosphate fertilizer and feed phosphate, and processing plants in Louisiana that produce phosphate fertilizer. Phosphate fertilizer and feed phosphate are sold internationally and throughout North America. Phosphates’ results include North American distribution activities and the results of Phosphate Chemical Export Association, Inc., which we refer to as PhosChem. PhosChem is a Webb-Pomerene Act organization that serves as a U.S. export association for certain phosphate crop nutrient producers, including Mosaic and its subsidiaries. Our financial statements include PhosChem as a consolidated subsidiary. Phosphates’ results exclude the results of the distribution of phosphate fertilizer and feed products by Offshore.

Potash mines and processes potash in Canada and the United States. Potash has four mines in Canada in the province of Saskatchewan and two in the United States located in New Mexico and Michigan. Each mine has related facilities that refine the mined potash. Potash is sold internationally and throughout North America, principally as fertilizer. Potash’s results include North American distribution activities and sales to Canpotex Limited, which we refer to as Canpotex. Canpotex is an export association of the Saskatchewan potash producers. Our investment in Canpotex is accounted for using the equity method.

Offshore consists of sales offices, fertilizer blending and bagging facilities, port terminals and warehouses in several countries as well as production facilities in Brazil and China. Our Brazilian operations include a one-third ownership in Fertifos S.A. (Fertifos). Fertifos, in turn, owns 55.8 percent Fosfertil. Fosfertil operates phosphate and nitrogen processing plants in Brazil. In China, we have a 35 percent equity ownership in a diammonium phosphate (DAP) granulation plant in Kunming, in the Yunnan province. We account for our investments in the DAP granulation plant and Fertifos using the equity method.

Nitrogen includes activities related to the North American distribution of nitrogen products which are marketed for Saskferco Products Inc. (Saskferco), a Saskatchewan corporation, as well as nitrogen products purchased from third parties. Nitrogen also includes results from our 50 percent ownership interest in Saskferco. Saskferco produces anhydrous ammonia, granular urea, feed grade urea and urea ammonium nitrate, which we refer to as UAN solution, for shipment to nitrogen fertilizer customers in Canada and the northern tier of the United States. We account for our investment in Saskferco using the equity method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. The financial information reflected in these financial statements for periods prior to the Combination include the results of CCN. Prior to the Combination, certain costs were charged to us by Cargill and its affiliates, such costs were generally based on proportional allocations and, in certain circumstances, based on specific identification of applicable costs which management believed were reasonable. Accordingly, these financial statements do not necessarily reflect the financial position and results of operations that would have been had we been an independent entity during the periods presented. Subsequent to the Combination, Cargill and its affiliates continue to provide certain administrative services to us. The costs of these services are determined in accordance with a Master Transition Services Agreement entered into between us and Cargill. Management believes these costs are reasonable. The results of operations for the IMC entities have only been included in our consolidated financial statements since October 22, 2004, the date of the Combination, in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Mosaic and its majority owned subsidiaries, as well as the accounts of certain variable interest entities as described in Note 4. Other investments in companies where we do not have control, but have the ability to exercise significant influence (generally between a 20 to 50 percent ownership interest) are accounted for by the equity method. Other investments where we are unable to exercise significant influence over operating and financial decisions are accounted for under the cost method.

Mosaic is an indirect 33.09 percent minority owner of Fertifos, a Brazilian holding company which owns 55.8 percent ownership interest in Fosfertil, a publicly traded phosphate and nitrogen company in Brazil. Our consolidated financial statements include the results of operations for this investee for the reporting periods for which Fosfertil has most recently made its financial information publicly available in Brazil, which results in a two-month lag in the reporting of Mosaic’s interest in the earnings of Fertifos in our consolidated financial statements.

Revenue Recognition

Revenue is recognized upon the transfer of title to the customer, which is generally at the time the product is shipped and the price is fixed and determinable. For certain export shipments, transfer of title occurs outside the United States. Shipping and handling costs are included as a component of cost of sales.

We have entered into a marketing agreement with Saskferco. In connection with this agreement, we perform the sales and marketing services for Saskferco and receive an agency fee for these services. In accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” we are acting as an agent under this marketing agreement. As a result we are recording Saskferco’s sales net of the cost of goods sold.

Income Taxes

In preparing our consolidated financial statements, we recognize income taxes in each of the jurisdictions in which we operate. For each jurisdiction, we estimate the actual amount of taxes currently payable or receivable, as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred assets for which it is more likely than not that the related tax benefits will not be realized. In determining whether a valuation allowance is required to recorded, we apply the principles enumerated in SFAS No. 109, Accounting for Income Taxes, in the U.S. and each foreign jurisdiction in which a deferred asset is recorded. In addition, as part of the process of recording the Combination, we have made certain adjustments to valuation allowances related to the businesses of IMC (Purchase Accounting Valuation Allowances). If during an accounting period we determine that we will not realize all or a portion of our deferred tax assets, we will increase our valuation allowances with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related tax benefits we will reduce valuation allowances with either a charge to goodwill if the reduction relates to Purchase Accounting Valuation Allowances or in all other cases with a charge to income tax expense.

Prior to the Combination, the provision or benefit for income taxes for some of the entities comprising CCN were determined by the application of Cargill tax allocation policies, whereby taxes or benefits were generally allocated on the basis of the individual entity’s taxable income or loss and applicable credits in relation to the combined or consolidated totals for all Cargill entities included in the relevant return filing.

Foreign Currency Translation

Assets and liabilities of foreign operations are translated at exchange rates in effect at the balance sheet date, while income statement accounts are translated at the average exchange rates for the period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive loss in stockholders’ equity until the foreign entity is sold or liquidated. The effect on the Consolidated Statements of Operations of transaction gains and losses is presented on the face of the statement. These transaction gains and losses result from transactions that are denominated in a currency that is other than the functional currency of the foreign operation.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments with original maturities of 90 days or less.

Concentration of Credit Risk

Domestically, we sell our products to manufacturers, distributors and retailers primarily in the midwestern and southeastern U.S. Internationally, our phosphate and potash products are sold primarily through two North American export associations. No single customer or group of affiliated customers accounted for more than ten percent of our net sales in any year during the three-year period ended May 31, 2005.

Receivables and Allowance for Doubtful Accounts

Accounts receivable are recorded at face amount less an allowance for doubtful accounts. On a regular basis, we evaluate outstanding accounts receivable and establish the allowance for doubtful accounts based on a combination of specific customer circumstances as well as credit conditions and a history of write-offs and collections. A receivable is considered past due if payments have not been received within agreed upon invoice terms.

Inventories

Inventories are stated at the lower of cost or market. Cost includes materials, production labor and overhead and is determined on the weighted average cost basis.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost. Cost of significant assets includes capitalized interest incurred during the construction and development period. Depletion expenses for mining operations, including mineral reserves, are determined using the units-of-production method based on estimates of recoverable reserves. Repairs and maintenance costs are expensed when incurred. Depreciation is computed principally using the straight-line method over the following useful lives:

Buildings	8-40 years
Machinery and equipment	4-20 years
Land improvements	12-40 years

Investments

Except as discussed in Note 4 with respect to variable interest entities, investments in the common stock of affiliated companies in which our ownership interest is 50 percent or less and in which we exercise significant influence over operating and financial policies are accounted for using the equity method after eliminating the effects of any material intercompany transactions. Other instruments are accounted for at cost.

Recoverability of Long-Lived Assets

Long-lived assets, including property, plant and equipment; capitalized software costs; and investments are accounted for in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. A long-lived asset is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Goodwill

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we test goodwill for impairment on an annual basis or upon the occurrence of events that may indicate possible impairment. The first step of the impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill and other indefinite lived intangible assets. If the fair value is less than the carrying amount, the second step determines the amount of the impairment by comparing the implied fair value of the goodwill with the carrying amount of that goodwill. An impairment charge is recognized only when the calculated fair value of a reporting unit, including goodwill and indefinite lived intangible assets, is less than its carrying amount. We have established the second quarter as the period for our annual test for impairment of goodwill.

Restricted Cash

Other assets includes restricted cash of $18.6 million as of May 31, 2005. Restricted cash consists primarily of funds held to satisfy obligations related to entities divested prior to the Combination.

Environmental Costs

Provisions for estimated costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated. In determining the provisions, we use the most current information available, including similar past experiences, available technology, consultant evaluations, regulations in effect, the timing of remediation and cost-sharing arrangements.

Asset Retirement Obligations

SFAS No. 143, Accounting for Asset Retirement Obligations, requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and depreciated on a straight-line basis over the remaining estimated useful life of the related asset. Accretion expense in connection with the discounted liability is also recognized over the remaining useful life of the related asset.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

In recording transactions and balances resulting from business operations, we use estimates based on the best information available. Estimates are used for such items as fair value of certain assets, recoverability of goodwill and long-lived assets, environmental and reclamation activities, tax provision, among others. As better information becomes available or as actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

Stock Options

Accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” we recognize compensation expense for stock options granted under The Mosaic Company 2004 Omnibus Stock and Incentive Plan. We estimate the fair value of each option on the date of grant using the Black-Scholes option-pricing model and amortize the compensation expense over the vesting period of the option.

Derivative and Hedging Activities

Changes in the fair value of derivatives accounted for as hedges are either recognized in earnings as an offset to the changes in the fair value of the related hedged asset, liability or firm commitment or deferred and recorded as a component of accumulated other comprehensive income, or OCI, until the hedged transactions occur and are recognized in earnings.

3. CHANGES IN ACCOUNTING PRINCIPLE

Change in Inventory Costing Method

During the second quarter of fiscal year 2005, we changed our method of inventory costing from the last-in, first-out (LIFO) method to the weighted-average cost method. The newly adopted accounting principle is preferable in the circumstances because the weighted-average cost method better measures the current value of phosphate crop nutrients inventory and provides a more accurate reflection of our financial position. The change will also conform the inventory costing methodology for phosphate crop nutrients to the policy utilized by our other business segments. We have retroactively restated the consolidated financial statements for all periods presented to reflect this change. As a result of the change, inventory previously reported as of May 31, 2004 increased $14.5 million, accrued income taxes increased $5.1 million and the balance of retained earnings increased by $9.4 million. The effect of the change in fiscal year 2005 was to increase net earnings by $4.4 million, or $0.01 per share in the first quarter. The remaining three quarters in fiscal year 2005 reflected the weighted-average cost method. The effect of the change on the previously reported years ended May 31, 2004 and 2003 was to decrease net earnings by $2.9 million, or $0.01 per share, and increase net earnings by $14.3 million, or $0.06 per share, respectively.

Implementation of Two-Month Lag Reporting Policy for Fertifos Investment

Mosaic is an indirect 33.09 percent minority owner of Fertifos, a Brazilian holding company which owns a 55.8 percent ownership interest in Fosfertil, a publicly traded company in Brazil that operates phosphate and nitrogen processing plants which produce crop nutrition products for the Brazilian agricultural market. Our consolidated financial statements reflect our interest in Fertifos using the equity method of accounting. Prior to the Combination, the financial statements of CCN in the proxy statement/prospectus (Proxy Statement/Prospectus) dated September 17, 2004 for the special meeting of the common stockholders of IMC, at which common stockholders of IMC considered and voted upon a proposal to adopt the merger and contribution agreement pursuant to which the Combination was effectuated also used the equity method of accounting for investments to reflect the interest in Fertifos. For purposes of the Proxy Statement/Prospectus, the Fertifos financial statements used in determining the equity method adjustment were as of the same dates and for the same financial reporting periods as the consolidated financial statements of CCN. Following the Combination, we have changed our method of applying the equity method of accounting to our investment in Fertifos to include the results of operations for this investee in our reported results as of the dates and for the reporting periods for which Fosfertil has most recently made its financial information publicly available in Brazil, which results in a two-month lag in the reporting of our interest in the earnings of Fertifos in our consolidated financial statements. This reporting lag is the result of the different fiscal year-end and related interim period-end dates between us and Fosfertil. We believe that our inclusion of the results of operations for Fertifos on a two-month lag basis is preferable because (i) there is no contractual or legal requirement, and thus there can be no assurance, that financial information for Fertifos that is more current than its financial information that is publicly available in Brazil would be available to us on a consistent and timely basis to enable us to meet our quarterly and annual financial reporting obligations under applicable rules and regulations of the Securities and Exchange Commission and (ii) we have been advised by Brazilian counsel that, because Fosfertil’s securities are publicly traded in Brazil, our release of information concerning Fertifos (and therefore, indirectly, Fosfertil) prior to Fosfertil’s disclosure of its financial results in Brazil could result in potential claims for violations of Brazilian insider trading or other securities laws under certain circumstances.

As a result of this change in accounting principle, net earnings for the year ended May 31, 2005 includes a $2.0 million charge, net of tax, for the cumulative effect of a change in accounting principle as of June 1, 2004. The effect of the change on the year ended May 31, 2004 would have been to increase net income by $1.4 million or $0.00 per share. The effect of the change on the year ended May 31, 2003 would have been to decrease net earnings by $2.8 million or $0.01 per share. We are not disclosing the effect of the change on the year ended May 31, 2005 because providing such information would be contrary to the reasons for changing to a two-month lag basis as described above.

The proforma amounts below reflect the effect of the retroactive application of the equity method on a lag basis as discussed above as if the new method been in effect for all periods:

	Years Ended May 31
	2005	2004	2003
Proforma net earnings	$165.6	$73.7	$51.1
Proforma net earnings per share – basic	0.48	0.29	0.21
Proforma net earnings per share – diluted	0.46	0.29	0.21

4. RECENTLY ISSUED ACCOUNTING GUIDANCE

In December 2003, the Financial Accounting Standards Board (FASB) issued Revised Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R). FIN 46R, along with its related interpretations, clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance activities without additional subordinated financial support. FIN 46R separates entities into two groups: (1) those for which voting interests are used to determine consolidation and (2) those for which variable interests are used to determine consolidation. FIN 46R clarifies how to identify a variable interest entity (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. A company that absorbs a majority of a VIE’s expected losses, receives a majority of a VIE’s expected residual returns, or both, is the primary beneficiary and is required to consolidate the VIE into its financial statements. FIN 46R also requires disclosure of certain information where the reporting company is the primary beneficiary or holds significant variable interests in a VIE but is not the primary beneficiary.

FIN 46R is effective for public companies that have interests in VIEs for periods ending after December 15, 2003. Application by public companies for all other types of entities is required for periods ending after March 15, 2004. We adopted FIN 46R effective June 1, 2003.

PhosChem has been consolidated under FIN 46R and had net sales of $112.9 million for the year ended May 31, 2005, which are included in our consolidated net sales. PhosChem funds its operations in part through a third-party financing facility, under which $37.2 million was outstanding as of May 31, 2005. As of May 31, 2005, PhosChem had $104.7 million of trade receivables pledged as collateral for PhosChem’s Notes payable under this financing facility. This financing facility is nonrecourse to Mosaic. These amounts are included in our Consolidated Balance Sheet as of May 31, 2005.

As of May 31, 2005, South Fort Meade Partnership, LP and South Fort Meade General Partner, LLC have been consolidated under FIN 46R and had no external sales in fiscal year 2005. As of May 31, 2005, South Fort Meade Partnership, LP and South Fort Meade General Partner, LLC had $84.9 million of total assets and $43.6 million of total debt. These amounts are included in our consolidated balance sheet for the fiscal year ended May 31, 2005. If these entities had been consolidated prior to May 31, 2005, the impact to our consolidated financial statements would not have been material.

In December 2004, FASB issued SFAS No. 123 (Revised 2004), Share-Based Payments (SFAS 123R). SFAS 123R requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award with the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. We are required to adopt the provisions of SFAS 123R as of the beginning of the first interim period that begins after June 15, 2005, although earlier adoption is permitted. We have yet to determine the impact, if any, of SFAS 123R on our consolidated financial statements.

In November 2004, FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 (SFAS 151). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material by requiring that these items be recognized as current-period expenses regardless of circumstance. We are required to adopt the provisions of SFAS 151 during the fiscal year beginning June 1, 2006, although earlier adoption is permitted. We have yet to determine the impact, if any, of SFAS 151 on our consolidated financial statements.

In December 2004, FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (SFAS 153). SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We are required to adopt the provisions of SFAS 153 during the fiscal year beginning June 1, 2006. We expect that SFAS 153 will have an immaterial impact on our consolidated financial statements.

In March 2005, FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, (FIN 47). FIN 47 clarifies that the term Conditional Asset Retirement Obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligation,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a Conditional Asset Retirement Obligation if the fair value of the liability can be reasonably estimated. We are required to adopt the provisions of FIN 47 during the fiscal year beginning June 1, 2005, although earlier adoption is encouraged. We expect that FIN 47 will have an immaterial impact on our financial statements.

In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. We are required to adopt the provisions of SFAS 154 during the fiscal year beginning after June 1, 2005.

5. BUSINESS COMBINATIONS

The Combination was consummated pursuant to the terms of an Agreement and Plan of Merger and Contribution dated as of January 26, 2004, as amended, between Cargill and IMC (Merger and Contribution Agreement). Under the terms of the Merger and Contribution Agreement, a wholly owned subsidiary of Mosaic merged into IMC on October 22, 2004, and IMC became a wholly owned subsidiary of Mosaic. In the Combination, IMC’s common stockholders received one share of Mosaic common stock for each share of IMC common stock owned. In addition, holders of shares of IMC’s 7.50 percent Mandatory Convertible Preferred Stock (IMC Preferred Stock) received one share of 7.50 percent Mandatory Convertible Preferred Stock of Mosaic (Preferred Stock) for each share of IMC Preferred Stock owned. The Merger and Contribution Agreement also provided for Cargill to contribute equity interests in entities owning CCN to Mosaic immediately prior to the Combination (Cargill Contribution). In consideration for the Cargill Contribution, Cargill received shares of Mosaic common stock, plus shares of Mosaic’s Class B Common Stock. Immediately following the completion of the transactions contemplated by the Merger and Contribution Agreement:

•	IMC’s former common stockholders owned 33.5 percent of the outstanding shares of Mosaic common stock;

•	Cargill owned 66.5 percent of the outstanding shares of Mosaic common stock;

•	Cargill owned all 5,458,955 outstanding shares of the Mosaic Class B Common Stock; and

•	IMC’s former preferred stockholders owned all 2,750,000 outstanding shares of the Preferred Stock.

The Merger and Contribution Agreement required that CCN have $435.0 million of net operating working capital (calculated in accordance with the provisions of the Merger and Contribution Agreement) upon the Cargill Contribution to Mosaic. The Merger and Contribution Agreement required that Cargill and its affiliates contribute additional capital to Mosaic in the event of any working capital shortfall. Pursuant to an amendment that increased the amount of such required net operating working capital from $357.2 million to $435.0 million, Cargill retained $40.0 million of notes receivable from the assets of CCN. The amendment to the Merger and Contribution Agreement provided that the $40.0 million of retained notes receivable did not reduce net operating working capital as calculated for purposes of the Merger and Contribution Agreement. The net operating working capital of CCN, as calculated in accordance with the provisions of the Merger and Contribution Agreement upon the Cargill Contribution, was $425.2 million and on December 31, 2004 Cargill contributed $9.8 million to Mosaic (the difference between the required and actual amounts of net operating working capital).

In April 2005, we entered into a letter agreement (Letter Agreement) with Cargill confirming our understanding of the treatment under the Merger and Contribution Agreement of certain stock options and cash performance options (Cargill Options) issued prior to 2004 by Cargill to certain former employees of CCN who on the date of the Letter Agreement were employed by us as a result of the Combination.

GAAP requires that the Combination be accounted for in a manner different from the actual legal structure of the Combination. For financial reporting purposes, the Combination was treated as a purchase of IMC by CCN on October 22, 2004. As a result, IMC’s results of operations are included in the Consolidated Statement of Operations from October 23, 2004 through May 31, 2005. CCN’s results of operations are included in the Consolidated Statement of Operations for all periods presented. The purchase price deemed to be paid for IMC was based on an average of the closing prices of IMC common stock and IMC Preferred Stock for the two days before and the two days after Cargill and IMC announced the signing of the definitive Merger and Contribution Agreement on January 27, 2004. For financial reporting purposes, the purchase price also includes the fair value of the IMC stock options and other direct costs related to the Combination. The purchase price was approximately $1,679.0 million, calculated as follows:

(in millions)
Fair market value of IMC common shares	$1,393.6
Fair market value of IMC preferred shares	216.8
Fair value of IMC stock options	47.6

Fair value of IMC equity securities	1,658.0
Direct costs of CCN related to the Combination	21.0

Purchase price	$1,679.0

The purchase price has been allocated based on an initial estimate of the fair value of assets acquired and liabilities assumed as of October 22, 2004, as follows:

Current assets	$699.4
Property, plant and equipment	3,090.1
Goodwill	2,172.1
Other assets	108.7

Total assets acquired	6,070.3

Current liabilities	565.7
Long-term debt	2,383.7
Other liabilities	1,441.9

Total liabilities assumed	4,391.3

Net assets acquired	$1,679.0

The $2,172.1 million of goodwill was assigned to Phosphates and Potash in the amounts of $580.8 million and $1,591.3 million, respectively.

In connection with the Combination, we engaged an outside appraisal firm to assist in determining the fair value of the long-lived, tangible and the identifiable intangible assets of IMC and we have used the appraisal firm’s most recent appraisal for the purchase price allocation. The final appraised values of the long-lived, tangible assets and the identifiable intangible assets may differ from the amounts presented. As of May 31, 2005, certain information regarding the fair values of assets acquired and liabilities assumed in the Combination are preliminary and subject to change in the future as additional requested information becomes available.

Certain operations in the Phosphates business segment were identified during the Combination as having the potential to be closed permanently. Upon further assessment, we determined the following operations would be permanently closed and are in the process of finalizing our closure plans:

•

Kingsford Phosphate Mining Operations - We announced on July 11, 2005 our plan to close our Kingsford mine in September 2005. The valuation of the fixed assets reflects the fact that the mine was expected to operate less than one year after the Combination. The costs associated with the shutdown, including the possible acceleration of asset retirement obligations, removal of sand tailings and minimum payments for terminated leases, have not yet been determined. Accordingly, no liabilities were included in the purchase price allocation as reported as of May 31, 2005, nor have any costs associated with the shutdown been paid to date.

•	Faustina Phosphoric Acid and Sulphuric Acid Operations and Taft DAP Granulation Plant - Faustina’s phosphoric and sulphuric acid plants and our Taft granulation plant operations were idle as of the Combination and in April 2005, we announced the decision to not restart either of these plants. The valuation of the fixed assets reflects the liquidation value for these facilities. The costs associated with the permanent closures, including shutdown expenses, the possible acceleration of asset retirement obligations, future water treatment, and demolition costs have not yet been determined. Accordingly, no liabilities were included in the purchase price allocation as reported as of May 31, 2005.

We are in the process of contracting with engineering and third-party consulting firms to finalize the costs associated with these closure plans. The recording of these liabilities will impact goodwill, as currently reported in the Consolidated Balance Sheet. Our intention is to complete the analysis in the second quarter of fiscal year 2006.

The following unaudited proforma information presents the combined results of operations of CCN and IMC for the years ended May 31, 2005 and 2004 as if the acquisition had been consummated as of the beginning of the fiscal years presented. This proforma information is not necessarily indicative of what would have occurred had the Combination and related transactions occurred on the date indicated, nor is it necessarily indicative of our future results. The information in the table should be read in conjunction with the notes that follow related to adjustments and assumptions.

	Years Ended May 31
	(Proforma) 2005	(Proforma) 2004
	(Unaudited)
Net sales	$5,521.5	$4,695.1

Earnings before the cumulative effect of a change in accounting principle	120.7	111.1

Net earnings	$120.7	$107.8

Basic net earnings per share	$0.29	$0.26
Basic weighted average number of shares outstanding	377.6	376.8

Diluted net earnings per share	0.28	0.25
Diluted weighted average number of shares outstanding	431.3	429.7

The fiscal proforma results reflect the following adjustments and assumptions on a pre-tax basis:

(1)	An outside appraisal firm was engaged to assist in determining the fair value of the long-lived assets of IMC. This assessment resulted in a step-up of Potash’s assets and a step-down of Phosphate’s assets that resulted in a net increase of $424.3 million to property, plant and equipment. The effect of the fair market value adjustment was to increase depreciation expense by $1.5 million each year. For the purposes of the proforma presentations, the increase to the property, plant and equipment is assumed to have occurred as of June 1, 2003. The final appraised value of the assets may differ significantly from the amounts presented.

(2)	In connection with determining the fair market value of IMC’s assets, certain long-term supply contracts were determined to be below market. These contracts expire at various dates through 2013. As a result, a $136.9 million liability was recorded and will be amortized into sales over the life of the contracts. Included in our actual results for the fiscal year ended May 31, 2005 is an increase in sales for approximately $12.8 million representing the amortization of these contracts for the period from the date of the Combination through May 31, 2005. For the purposes of the proforma presentation, this liability is assumed as of June 1, 2003. As a result, proforma sales at May 31, 2004 are increased by $21.8 million, representing 12 months of amortization. In addition, proforma sales at May 31, 2005 have increased by $9.0 million to represent a full year of amortization.

(3)	In connection with determining the fair market value of IMC’s assets, the carrying value of inventory was increased by $30.3 to reflect its fair value on the date of the Combination. The entire amount of inventory on hand was sold prior to November 30, 2004 and was reflected in the actual results of operations during the quarter ended November 30, 2004. For the purposes of the proforma presentation, the net impact of selling IMC’s finished goods inventories is assumed to have occurred during the period ended August 31, 2003. As a result, the May 31, 2004 cost of goods sold was increased by $30.3 million and the May 31, 2005 cost of goods sold was decreased by $30.3 million to reflect the net impact of selling IMC’s finished goods inventories as adjusted to fair market value.

(4)	In purchase accounting, the carrying value of external long-term debt was increased by approximately $289.6 million to record the IMC debt at its fair market value. In the consolidated statements of operations, interest expense is decreased by approximately $47.2 million each year due to the amortization of the debt premium. For the purposes of the proforma presentation, the fair market value adjustment was assumed to have been made as of June 1, 2003.

(5)	Prior to the Combination, IMC capitalized turn-around costs which were amortized over 18 months. Our policy is to expense turn-around costs as incurred, which was implemented for the prior IMC companies as of October 22, 2004. For the purposes of the proforma presentation, the change in policy was assumed to have taken place on June 1, 2003. As a result, cost of goods sold decreased by $4.0 million for the year ended May 31, 2004. The proforma results also adjust the period June 1, 2004 through October 22, 2004 for this change in accounting policy. As a result, costs of goods sold increased by $10.5 million for the year ended May 31, 2005.

(6)	Prior to the Combination, our Florida phosphate production business reflected its inventory values on a last-in, first-out (LIFO) basis. Our policy is to value inventory on the weighted average cost method, which was retroactively implemented for CCN (see Note 3). As a result of this change in policy, net income decreased by $2.9 million.

(7)	As further described below, on October 19, 2004 Phosphate Resource Partners Limited Partnership (PLP) was merged into a subsidiary of IMC. For the purposes of the proforma presentation, this merger was assumed to have occurred as of June 1, 2004. This results in a reversal of the minority interest in PLP’s loss of approximately $30.0 million and $25.0 million in fiscal years 2005 and 2004, respectively.

(8)	IMC incurred merger related expenses of approximately $44.3 million in connection with the Combination. For the purposes of the proforma presentation, these expenses are assumed to have been incurred during the period ended August 31, 2003. As a result, other expenses were increased by $44.3 in the fiscal year 2004.

(9)	Fiscal year 2005 includes a charge of approximately $73.0 million related to IMC’s termination of a phosphate rock sales agreement with U.S. Agri-Chemicals prior the Combination and a non-cash foreign exchange loss of approximately $43.5 million due to the strengthening of the Canadian dollar against the U.S. dollar.

Prior to October 19, 2004, PLP was a master limited partnership in which IMC held an indirect majority partnership interest and the remaining partnership interests were publicly traded on the New York Stock Exchange (NYSE). PLP had no ongoing business operations other than a minority ownership interest in IMC Phosphates Company (renamed Mosaic Phosphates Company following the Combination), in which IMC indirectly held the remaining (majority) equity interests. On March 19, 2004, IMC and PLP announced the signing of a definitive agreement to merge PLP into a subsidiary of IMC. On October 19, 2004, the partners of PLP approved the merger, the merger was consummated and each publicly traded PLP unit was converted into the right to receive 0.2 shares of IMC common stock. On October 22, 2004, each share of IMC common stock issued to the PLP unitholders was converted into the right to receive one share of Mosaic common stock as part of the Combination.

During the year ended May 31, 2004, CCN acquired a phosphate mine in Florida. During the year ended May 31, 2003, CCN acquired a phosphate mine and production facility in Florida. The operating results of the businesses acquired are included in the consolidated statements of operations from the date of the acquisitions, which were March 19, 2004 and November 6, 2002, respectively. A summary of the fair values of assets acquired and liabilities assumed at the date of acquisition is as follows:

	2004	2003
Inventory	$—	$10.0
Property, plant and equipment	26.0	129.9
Deferred asset retirement obligations	(4.5)	(10.0)

Total purchase price	$21.5	$129.9

CCN’s acquisition of another mining operation in Florida during 2004 consisted of $16.1 million in cash and $5.4 million in deferred payments, due in four annual installments of $1.4 million starting on the first anniversary of the March 19, 2004 closing date.

During the year ended May 31, 2004, we also acquired the remaining minority interest in Cargill Fertilizantes, SA (now Mosaic Fertilizantes, SA) for $13.2 million.

CCN’s 2003 phosphate acquisition referenced above included a purchase price holdback of $10.0 million which was paid on May 6, 2005 after it was determined that all conditions of the holdback agreement were met by the seller.

6. FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of our financial instruments are as follows:

	May 31
	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$245.0	$245.0	$10.1	$10.1
Restricted cash	18.6	18.6	—	—
Accounts receivable	671.7	671.7	232.3	232.3
Note receivable, including current portion	41.5	41.5	27.2	27.2
Accounts payable-trade	462.7	462.7	111.3	111.3
Long-term debt, including current portion	2,579.4	2,502.8	42.4	32.1

For cash and cash equivalents, accounts receivable and accounts payable, the carrying amount approximates fair value because of the short-term maturity of those instruments. As the note receivable carries a floating rate of interest, its carrying value approximates its fair value. The fair value of long-term debt is estimated from a present value method using current interest rates for similar instruments with equivalent credit quality.

7. ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

Our legal obligations related to asset retirement require Mosaic to: (i) reclaim lands disturbed by mining as a condition to receive permits to mine phosphate rock reserves, (ii) treat low pH process water in Gypstack ponds and pores to neutralize the acidity; (iii) close Gypstacks at Mosaic’s Florida and Louisiana facilities at the end of their useful lives; and (iv) remove all surface structures and equipment, plug and abandon mineshafts, contour and revegetate, as necessary, and monitor for three years after closing our Carlsbad, New Mexico facility. The estimated liability for these legal obligations is based on the estimated cost to satisfy the above obligations which is discounted using a credit-adjusted risk-free rate.

In June of 2003, we adopted SFAS No. 143, Accounting for Asset Retirement Obligations. The adoption of SFAS No. 143, on June 1, 2003, resulted in an increase in net property, plant and equipment of $24.9 million, recognition of an additional deferred asset retirement obligation liability of $25.0 million, and a cumulative effect of a change in accounting principle that decreased the net earnings and stockholders’ equity by $0.1 million.

A reconciliation of our asset retirement obligations is as follows:

Balance as of June 1, 2003	$92.1
Liabilities incurred	9.3
Liabilities settled	(8.6)
Accretion expense	5.4

Balance as of May 31, 2004	$98.2

Liability acquired in Combination	180.4
Liabilities incurred	13.6
Liabilities settled	(21.9)
Accretion expense	11.1
Revisions in estimated cash flows	8.2

Balance as of May 31, 2005	$289.6

8. EARNINGS PER SHARE

In determining the number of weighted average shares to calculate earnings per share (EPS), we determined that the 250.6 million shares of Mosaic common stock issued to Cargill on October 22, 2004 should be considered outstanding for all prior periods presented. The shares of Mosaic common stock issued to the former IMC stockholders are only considered outstanding since October 22, 2004. The potential dilutive impact from the conversion of the Preferred Stock and the Class B Common Stock as well as restricted stock awards and stock options is only considered in the calculation of shares outstanding for periods subsequent to October 22, 2004.

The following is a reconciliation of the numerator for basic earnings per share:

	Years Ended May 31
	2005	2004	2003
Earnings before the cumulative effect of a change in accounting principle	$167.6	$72.3	$53.9
Preferred dividends accrued	(6.3)	—	—

Earnings available to common stockholders	$161.3	$72.3	$53.9

The numerator for diluted EPS is net earnings, unless the effect of the assumed conversion of Preferred Stock is antidilutive, in which case earnings available to common stockholders is used. For the periods presented, the numerator for diluted EPS is net earnings.

The denominator for basic EPS is the weighted-average number of shares outstanding during the period. The denominator for diluted EPS includes the weighted average number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The following is a reconciliation of the denominator for the basic and diluted earnings per share computations:

	Years Ended May 31
	2005	2004	2003
Basic EPS shares	327.8	250.6	250.6
Common stock equivalents	0.6	—	—
Common stock issuable upon conversion of preferred and class B common stock	32.0	—	—

Diluted EPS shares	360.4	250.6	250.6

A total of 3.9 million shares subject to stock options for fiscal year 2005 and zero for fiscal years 2004 and 2003 have been excluded from the calculation of diluted EPS because the option exercise price was greater than the average market price of our common stock during the period, and therefore, the effect would be antidilutive.

9. RECEIVABLES

Receivables consist of the following:

	May 31
	2005	2004
Trade	$529.6	$178.3
Non-trade	92.8	22.8
Other	—	4.1

	622.4	205.2
Less: Allowances	14.9	5.8

Receivables, net	$607.5	$199.4

10. INVENTORIES

Inventories consist of the following:

	May 31
	2005	2004
Raw materials	$212.6	$147.4
Work in process	75.0	23.1
Finished goods	361.6	150.9
Operating materials and supplies	104.2	36.6

Inventories	$753.4	$358.0

11. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	May 31
	2005	2004
Land	$160.9	$88.9
Mineral properties and rights	1,856.0	48.2
Buildings and leasehold improvements	736.8	373.0
Machinery and equipment	2,145.5	985.6
Construction-in-progress	220.5	159.9

	5,119.7	1,655.6
Less: Accumulated depreciation and depletion	998.3	763.5

Property, plant and equipment, net	$4,121.4	$892.1

Depreciation and depletion expense was $219.3 million, $104.6 million and $87.8 million for fiscal years 2005, 2004 and 2003, respectively. Capitalized interest on major construction projects was $1.3 million, $0.5 million, and $0.5 million in fiscal years 2005, 2004, and 2003, respectively.

12. DISCONTINUED OPERATIONS

We sold our crop nutrition business in Colombia during the year ended May 31, 2003. Earnings of the business are reported as discontinued operations in the Consolidated Statements of Operations. The gain on the sale of the business was $0.5 million, net of tax expense of $0.4 million.

13. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	May 31
	2005	2004
Interest	$76.6	$—
Taxes, income and other	90.1	9.5
Payroll and employee benefits	57.6	21.0
Other	87.0	50.0

Accrued liabilities	$311.3	$80.5

14. CASH FLOW INFORMATION

Detail of supplemental disclosures of cash flow and non-cash investing and financing information was as follows :

	Years Ended May 31
	2005	2004	2003
Cash paid during the year for:
Interest (net of amount capitalized)	$110.9	$8.2	$15.0
Income taxes (refunds)	70.0	(16.7)	0.2
Non-cash investing and financing activities:
Increase in Asset Retirement Obligation and Assets	$21.8	$9.3	$—
Minimum pension liability adjustment	0.3	—	—

Detail of businesses acquired:
Current assets	646.4	—	10.0
Property, plant and equipment	3,090.1	26.0	129.9
Goodwill	2,172.1	—	—
Other assets	108.7	—	—
Liabilities assumed, including deferred taxes	(4,391.3)	(4.5)	(10.0)

At May 31, 2005, South Fort Meade Partnership, LP and South Fort Meade General Partner, LLC were consolidated under FIN 46R and had $84.9 million of assets and $43.6 million of total debt.

Our 2004 acquisition, a phosphate mine in Florida consisted of $16.1 million in cash and $5.4 million in deferred payments. The 2003 acquisition included a holdback of $10.0 million, which was paid in May 2005.

15. INVESTMENTS IN NONCONSOLIDATED COMPANIES

We have investments in various international and domestic entities and ventures. The equity method of accounting is applied to such investments because the ownership structure prevents us from exercising a controlling influence over operating and financial policies of the businesses. Under this method, equity in the net income or losses of the investments is reflected as equity in net earnings of nonconsolidated companies. The effects of material intercompany transactions with these equity method investments are eliminated. However, during the fourth quarter, we determined that $6.7 million of profit in Canpotex Limited inventory that was purchased from the Potash business segment had not been eliminated at November 30, 2004. This error was corrected in the fourth quarter, in addition to $0.4 million that related to the third and fourth quarters for a net correction of $7.1 million during the three months ended May 31, 2005.

A summary of our equity-method investments, which were in operation at May 31, 2005, is as follows:

Entity	Economic interest
Gulf Sulphur Services LTD., LLLP	50.0%
IFC S.A.	45.0%
Fertifos S.A. (owns 55.8% of Fosfertil S.A.)	33.09%
Fosfertil S.A.	1.30%
Yunnan Three Circles Sinochem Cargill Fertilizers Co. Ltd.	35.0%
Sinochem Cargill Fertilizers Co. Ltd.	50.0%
Winfert S.A.S	50.0%
Saskferco Products Inc.	50.0%
River Bend Ag, LLC	50.0%
Canpotex Limited	33.33%

The summarized financial information shown below includes all nonconsolidated companies carried on the equity method.

	May 31
	2005	2004	2003
Net sales	$2,049.9	$1,073.6	$876.2
Net earnings	150.8	95.8	69.9
Mosaic’s share of equity in net earnings	55.9	35.8	25.7

Total assets	1,531.0	1,274.2	1,111.0
Total liabilities	1,032.8	796.9	722.6

Mosaic’s share of equity in net assets	$203.4	$259.1	$260.3

16. GOODWILL

The changes in the carrying amount of goodwill for the year ended May 31, 2005, are as follows:

	Phosphates	Potash	Total
Balance as of May 31, 2004	$—	$—	$—
Goodwill acquired during the year	580.8	1,591.3	2,172.1
Foreign currency translation	—	(11.8)	(11.8)

Balance as of May 31, 2005	$580.8	$1,579.5	$2,160.3

For financial reporting purposes, the Combination was treated as a purchase of IMC by CCN. The purchase price was allocated based on a preliminary estimate of the fair value of assets acquired and liabilities assumed as of October 22, 2004 that is subject to change as described in Note 5. This allocation resulted in recording $2,172.1 million of goodwill. Goodwill is not deductible for tax purposes.

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Components of accumulated other comprehensive income (loss) are as follows:

	Balance May 31, 2002	2003 Change	Balance May 31, 2003	2004 Change	Balance May 31, 2004	2005 Change	Balance May 31, 2005
Cumulative translation adjustment, net of tax	$(62.5)	$(35.2)	$(97.7)	$(16.0)	$(113.7)	$41.9	$(71.8)
Unrealized gain (loss) on derivative instruments, net of tax	(0.1)	0.4	0.3	(0.3)	—	—	—
Minimum pension liability adjustment, net of tax	—	—	—	—	—	(0.2)	(0.2)

Accumulated other comprehensive income (loss)	$(62.6)	$(34.8)	$(97.4)	$(16.3)	$(113.7)	$41.7	$(72.0)

18. GUARANTEES AND INDEMNITIES

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” In connection with the Combination effective October 22, 2004, outstanding guarantees and indemnities of IMC were considered new and, accordingly, we applied the provisions of FIN 45 to all guarantees.

We enter into various contracts that include indemnification and guarantee provisions as a routine part of our business activities. Examples of these contracts include asset purchase and sale agreements, surety bonds, financial assurances to regulatory agencies in connection with obtaining permits to conduct our businesses, commodity sale and purchase agreements, and other types of contractual agreements with vendors and other third parties. These agreements indemnify counterparties for matters such as reclamation and closure obligations, tax liabilities, environmental liabilities, litigation and other matters, as well as breaches of representations, warranties and covenants set forth in these agreements. In many cases, our maximum potential liability cannot be estimated because some of the underlying agreements contain no limits on potential liability. In many cases, Mosaic is essentially guaranteeing its own performance, in which case the guarantees do not fall within the scope of FIN 45.

The material guarantees and indemnities within the scope of FIN 45 are as follows.

Standby Letters of Credit and Surety Bonds. In connection with a fiscal year 2004 divestiture, we are required to maintain certain surety bonds and letters of credit issued to support obligations of the sold companies through various dates. As of May 31, 2005, the maximum exposure for the surety bonds was $3.8 million and the maximum exposure for the letters of credit was $1.8 million. We have determined the fair value of these guarantees and have recorded $0.1 million in liabilities for the surety bonds and letters of credit.

Guarantees to Financial Institutions. We also issue guarantees to financial institutions in Brazil related to amounts owed the institutions by certain customers. The terms of the guarantees are approximately equal to the terms of the related financing arrangements. In the event that the customers default on their payments to the financial institutions and we would be required to perform under the guarantees, we have obtained collateral from the customers. The guarantees generally have a one-year term; however, we expect to renew many of these guarantees on a rolling twelve-month basis. As of May 31, 2005, the maximum potential future payment under the guarantees was estimated to be $53.4 million. As of May 31, 2005, no liability has been recorded related to these guarantees as the fair market value is zero.

Asset Divestiture Indemnities. The agreements related to the sale of various businesses over the last few years include certain indemnification rights granted to purchasers. These indemnification rights are contingent commitments, primarily related to specified environmental matters and legal proceedings pending as of the date the businesses were sold. The majority of these indemnification rights do not have a set term, but exist so long as the underlying matters to which they relate remain pending. For those matters where a dollar amount is estimable, the maximum potential future payments we could be required to make under the indemnification rights as of May 31, 2005 were estimated to be $16.1 million. An estimate could not be made for certain matters because of the current status of these matters. As of May 31, 2005, we had recorded a liability of $8.0 million related to these indemnification agreements. The sale agreements which govern the sales of various businesses also customarily contain indemnifications to the purchasers for breaches of a representations or warranties by the seller. These obligations are intended to protect the purchasers against specified types of undisclosed risks. In some cases these general indemnities do not limit the duration of our obligations to perform under them. Our maximum potential exposure under these indemnifications can range from a specified dollar amount to an unlimited amount, depending on the transaction. For those indemnities in which liability is capped, the caps range from $1.0 million up to $11.2 million. We have no reason to believe that we currently have any material liability relating to these routine indemnification obligations.

Among the indemnified matters for which we have recorded a liability as discussed in the preceding paragraph is an indemnity by IMC in connection with the sale on March 23, 2004 of 80.1 percent of IMC’s remaining interest in IMC’s former discontinued IMC Chemicals business segment, including IMC Chemicals Inc. (now known as Searles Valley Minerals Operations Inc.), which we refer to as Searles Valley Minerals. In connection with the sale of Searles Valley Minerals, Mosaic Global Holdings agreed to indemnify the purchasers and their affiliates against liabilities arising in connection with El Paso Merchant Energy, L.P. v. IMC Chemicals Inc. (American Arbitration Association, New Orleans, Louisiana,) and IMC Chemicals Inc. v. El Paso Merchant Energy, L.P. (U.S. District Court, Central District of California, Eastern Division). Because we are not a party to these proceedings, our only obligations arise out of the contractual indemnity referred to above, and the proceedings are being handled directly by Searles Valley Minerals and its counsel, the Company’s information about these proceedings is limited primarily to information furnished by Searles Valley Minerals and its counsel together with information relating to events occurring prior to the consummation of the transaction referred to above. These cases arise out of a contract entered into by Searles Valley Minerals to purchase natural gas from El Paso Merchant Energy (together with its affiliates, “El Paso”). In late 2002, Searles Valley Minerals terminated the contract, refused to pay approximately $1.85 million of outstanding invoices otherwise due under the contract, brought a lawsuit against El Paso alleging that it conspired to manipulate the price of natural gas sold in California during the period that the agreement with El Paso was negotiated, and sought to have the agreement held invalid due to El Paso’s alleged fraud. Searles Valley Minerals also alleged violations of the California antitrust and unfair competition laws, among other things. Thereupon, El Paso drew the entire amount of a $1.6 million letter of credit posted on behalf of Searles Valley Minerals to secure payment under the contract with El Paso. Proceedings in Searles Valley Minerals’ lawsuit have been stayed pending the results of an arbitration proceeding brought by El Paso to recover the remaining $250,000 allegedly due for actual purchases of gas and additional amounts for alleged breach of a commitment to purchase gas in 2003. In the arbitration proceeding, El Paso has alleged total damages of $5.45 million, comprised of the $250,000 for actual purchases and approximately $5.2 million for the alleged breach of the commitment to purchase gas in 2003. Searles Valley Minerals has asserted as defenses the same claims as it made in the stayed lawsuit, and has also asserted that the proper calculation of damages for the alleged breach of its commitment to purchase gas in 2003 under a liquidated damage provision of its contract with El Paso results in El Paso owing Searles Valley Minerals approximately $4.9 million rather than Searles Valley Minerals owing El Paso the approximately $5.2 million claimed by El Paso. El Paso asserts, among other things, that Searles Valley Minerals’ fraud, antitrust and unfair competition defenses are preempted by the “filed rate doctrine” under federal energy law, and, although the arbitrators have rejected El Paso’s initial motion to dismiss the fraud, antitrust and unfair competition defenses on the basis of federal preemption, El Paso remains entitled to raise the federal preemption argument at a later date. El Paso also disputes the factual basis underlying Searles Valley Minerals calculation of damages.

Other Indemnities. Our maximum potential exposure under other indemnifications can range from a specified dollar amount to an unlimited amount, depending on the nature of the transaction. Total maximum potential exposure under these indemnifications is not estimable due to uncertainty as to whether claims will be made or how they will be resolved. We do not have any reason to believe that we will be required to make any material payments under these indemnity provisions.

Because many of the guarantees and indemnities we issue to third parties do not limit the amount or duration of our obligations to perform under them, there exists a risk that we may have obligations in excess of the amounts described above. For those guarantees and indemnities that do not limit our liability exposure, we may not be able to estimate what our liability would be, until a claim is made for payment or performance, due to the contingent nature of these contracts.

19. FINANCING ARRANGEMENTS

Short-term borrowings were $80.7 million and $0.0 million as of May 31, 2005 and 2004, respectively, which primarily consisted of bank debt. The weighted average interest rate on short-term borrowings was 4.9 percent for fiscal year 2005.

Long-term debt as of May 31, 2005 consisted of the following:

	Stated Interest Rate		Effective Interest Rate	2005 Stated Value	Combination Fair Market Value Adjustment	2005 Total Value	2004 Stated Value
Industrial Development Revenue Bond due 2009	5.5%		5.5%	$13.8	$—	$13.8	$13.8
Senior Secured Notes due in installments through 2010	6.92%		6.92%	43.6	—	43.6	—
Industrial Development Revenue Bond due 2022	7.7%		7.355%	27.2	1.3	28.5	—
Secured Note due in installments through 2005	9.5%		9.23%	1.5	—	1.5	—
Secured Note due in installments through 2009	5.5625%		5.351%	4.5	0.2	4.7	—
Note due 2005	7.0%		7.0%	21.7	—	21.7	—
Fixed asset financing loans due in installments, 2005 through 2009	10.12 15.58	%to %	13.3%	24.3	—	24.3	24.8
Brazilian debt due in installments through 2010	8.0%		8.0%	2.8	—	2.8	3.8
Variable rate loan, without a fixed maturity date(a)	SELIC Floating Rate		—	1.1	—	1.1	—
Secured Term Loan A due 2010	LIBOR + 1.25%		4.255%	50.0	—	50.0	—
Secured Term Loan B due 2012 variable interest rate indexed to LIBOR plus 1.5%	LIBOR + 1.5%		4.576%	350.0	—	350.0	—
Unsecured Notes due 2005	7.625%		7.539%	26.9	0.3	27.2	—
Unsecured Debentures due 2007	6.875%		6.534%	150.0	7.8	157.8	—
Unsecured Senior Notes due 2008	7.0%		6.688%	150.0	7.0	157.0	—
Unsecured Senior Notes due 2008	10.875%		9.175%	394.9	73.2	468.1	—
Unsecured Senior Notes due 2011	11.25%		9.726%	403.5	63.2	466.7	—
Unsecured Senior Debentures due 2011	9.45%		8.830%	18.5	1.3	19.8	—
Unsecured Senior Notes due 2013	10.875%		8.757%	399.6	96.6	496.2	—
Unsecured Debenture due 2018	7.375%		7.082%	90.0	3.7	93.7	—
Unsecured Debentures due 2028	7.30%		7.211%	150.0	1.9	151.9	—
Fair market value adjustment for hedged debt	7.30%		—	(1.0)	—	(1.0)	—

Total long-term debt				2,322.9	256.5	2,579.4	42.4
Less current portion				76.2	48.0	124.2	9.8

Total long-term debt, less current maturities				2,246.7	208.5	2,455.2	32.6

(a) SELIC is an overnight floating rate set by the Brazilian Central Bank.

Our secured notes are fully and unconditionally guaranteed by certain of our assets, as more fully described in Notes 28, 29, and 30.

In February 2005, Mosaic entered into a senior secured credit facility (Mosaic Credit Facility). The credit facility consists of a revolving credit facility (Revolving Credit Facility) of up to $450.0 million available for revolving credit loans, swingline loans and letters of credit, a term loan B facility (Term Loan B Facility) of $350.0 million and a term loan A facility (Term Loan A Facility) of $50.0 million. The borrowers under the Revolving Credit Facility are Mosaic, Mosaic Fertilizer, LLC and Mosaic Global Holdings Inc.; the borrower under the Term Loan A Facility is Mosaic Potash Colonsay ULC; and the borrower under the Term Loan B Facility is Mosaic Global Holdings Inc. As of May 31, 2005, Mosaic had (i) no outstanding borrowings under the Revolving Credit Facility; (ii) outstanding letters of credit totaling $165.2 million, $1.6 million of which do not reduce availability under the Revolving Credit Facility; and (iii) $400.0 million outstanding under the Term Loan Facilities. The net available borrowings under the Revolving Credit Facility as of May 31, 2005 were approximately $286.4 million. Unused commitment fees accrue at a rate of 0.375% and $0.3 million was paid during the fiscal year ended May 31, 2005. The Revolving Credit Facility and the Term Loan A Facility bear interest at LIBOR plus 125.0 basis points and the Term Loan B Facility bears interest at LIBOR plus 150.0 basis points.

The Mosaic Credit Facility replaced two prior senior secured credit facilities, the Mosaic Global Holdings Credit Facility and Mosaic’s Credit Facility (Interim Credit Facility). The Mosaic Global Holdings Credit Facility consisted of a revolving credit facility of up to $210.0 million available for revolving credit loans, swingline loans and letters of credit and a term loan B facility of approximately $249.8 million. Unused commitment fees accrued at 0.5% under the Mosaic Global Holding Credit

Facility and $0.2 million was paid during the fiscal year ended May 31, 2005. The Interim Credit Facility consisted of a revolving credit facility available for revolving loans, swingline loans and letters of credit of up to $160.0 million. Unused commitment fees accrued at 0.375% under the Interim Credit Facility and $0.1 million was paid during the fiscal year ended May 31, 2005.

The Credit Agreement (Credit Agreement) related to the Mosaic Credit Facility requires Mosaic to maintain certain financial ratios, including a leverage ratio and an interest expense coverage ratio. Mosaic’s access to funds is dependent upon its product prices, input costs and market conditions. During periods in which product prices or volumes, raw material prices or availability, or other conditions reflect the adverse impact of cyclical market trends or other factors, there can be no assurance that Mosaic will be able to comply with applicable financial covenants or meet its liquidity needs. Mosaic cannot assure that its business will generate sufficient cash flow from operations in the future, that its currently anticipated growth in net sales and cash flow will be realized, or that future borrowings will be available when needed or in an amount sufficient to enable Mosaic to repay indebtedness or to fund other liquidity needs. Mosaic was in compliance with the provisions of financial covenants in the Credit Agreement as of May 31, 2005 and expects to be in compliance throughout fiscal year 2006; however, in the event that Mosaic were not to maintain the required financial ratios, there can be no assurance that Mosaic would be able to obtain any necessary waivers or amendments from the requisite lenders. Any failure to comply with the restrictions of the Credit Agreement may result in an event of default. Such default may allow the creditors to accelerate the related debt, which may trigger cross-acceleration or cross-default provisions in other debt. In addition, lenders may be able to terminate any commitments they had made to supply the Company with further funds (including periodic rollovers of existing borrowings).

The Credit Agreement also contains other events of default and covenants that limit various matters. Such covenants include limitations on capital expenditures, joint venture investments, monetary acquisitions and indebtedness. In addition, the Credit Agreement generally limits the payment of dividends on Mosaic’s common stock and repurchases or redemptions of Mosaic’s capital stock beginning February 18, 2005 to $20 million plus an amount equal to the sum of (a) 25 percent of Consolidated Net Income (as defined in the Credit Agreement) for each fiscal year beginning with the fiscal year ending May 31, 2006 and (b) 25 percent of the net proceeds from equity offerings by Mosaic that comply with the applicable requirements of the Credit Agreement. Additionally, after the payment of any future cash dividends on common stock, the sum of additional borrowings available under the Revolving Credit Facility plus permitted investments must be at least $100.0 million. Under the covenant limiting the payment of dividends, as of May 31, 2005, Mosaic had $20.0 million available for the payment of cash dividends with respect to its common stock.

The obligations under the Mosaic Credit Facility are guaranteed by Mosaic subsidiaries comprising substantially all of Mosaic’s domestic operations, Mosaic Canada ULC and Mosaic Potash Colonsay ULC (Mosaic and such subsidiaries being collectively referred to as the “Loan Parties”). The obligations are secured by the security interests in, mortgages on and/or pledges of (i) the equity interests held directly by the Loan Parties in Mosaic’s domestic subsidiaries: (ii) 65 percent of the equity interests in foreign subsidiaries (other than Loan Parties) of Mosaic held directly by Loan Parties: (iii) intercompany borrowings by Mosaic subsidiaries held directly by Loan Parties; (iv) the Belle Plaine, Saskatchewan, potash mine of Mosaic Canada ULC, the Colonsay, Saskatchewan potash mine of Mosaic Potash Colonsay ULC, the Hersey, Michigan, potash mine of Mosaic USA LLC and the Riverview, Florida, phosphates plant of Mosaic Fertilizer, LLC; and (v) all inventory and receivables of the Loan Parties.

The maturity date of the Revolving Credit Facility is February 18, 2010, the maturity date of the Term Loan A Facility is February 19, 2010 and the maturity date of the Term Loan B Facility is February 21, 2012; provided, however, that an event of default would occur unless (a) prior to November 30, 2007, the 2008 Senior Notes have either been repurchased, redeemed or refinanced pursuant to an issuance of unsecured debt securities having a maturity date after August 1, 2012 that have terms no less favorable than those of Mosaic Global Holdings’ 10.875 percent Senior Notes due 2013, such that not more than $100 million of the 2008 Senior Notes remains outstanding on November 30, 2007, and otherwise in accordance with the provisions of the Credit Agreement, (b) as of November 30, 2007, the Leverage Ratio (as defined in the Credit Agreement) is less than 2.5 to 1.0, or (c) prior to November 30, 2007, (i) all obligations under the Credit Agreement have been paid in full, and (ii) the lenders have no further commitment to lend, or further exposure under letters of credit issued, under the Credit Agreement. There can be no assurance that, prior to November 30, 2007, the 2008 Senior Notes will have been repurchased, redeemed or refinanced, that the Leverage Ratio will be less than 2.5 to 1.0, or that all obligations under the Credit Agreement will have been paid in full and the lenders will have no further commitments to lend or exposure under letters of credit, in accordance with the provisions of the Credit Agreement referred to in the preceding sentence.

Prior to maturity, in general, the applicable borrower is obligated to make quarterly amortization payments of principal commencing June 30, 2005 with respect to the Term Loan A Facility and the Term Loan B Facility of $593,750 and

$875,000, respectively. In addition, if Mosaic’s Leverage Ratio is more than 3.75 to 1.0, borrowings must be prepaid from 50 percent of Excess Cash Flow (as defined in the Credit Agreement) for each fiscal year beginning with the fiscal year ending May 31, 2006.

As part of the Combination on October 22, 2004, certain indebtedness owed by CCN became indebtedness of Mosaic and its consolidated subsidiaries. Mosaic Fertilizantes Ltda., the Brazilian subsidiary of Mosaic that serves as the parent company for Mosaic’s Brazilian businesses, had outstanding variable rate short term notes to a Cargill affiliate with an outstanding principal balance of approximately $40.0 million as of October 22, 2004. These notes were purchased by Mosaic Potash Esterhazy Limited Partnership from Cargill on April 20, 2005. The outstanding principal amount of indebtedness, owed by the former CCN business that are now consolidated by Mosaic, was approximately $85.6 million as of May 31, 2005. Of this balance $55.9 million is classified as short-term debt and $29.7 million is classified as long-term debt in the Consolidated Balance Sheet.

The indentures relating to Mosaic Global Holdings’ 10.875 percent senior notes due 2008, the 11.250 percent senior notes due 2011 and 10.875 senior notes due 2013 (collectively Mosaic Global Holdings Senior Notes) contain provisions requiring the Company to offer to purchase all of the outstanding Mosaic Global Holdings Senior Notes upon a change of control of IMC at 101 percent of the principal amount thereof (plus accrued and unpaid interest). The completion of the Combination resulted in a change of control of IMC under the terms of those indentures. As of October 22, 2004, the closing date of the Combination, $1.2 billion of Mosaic Global Holdings Senior Notes were outstanding and subject to the change of control purchase offer requirements. The Company made the required offer to purchase the outstanding Mosaic Global Holdings Senior Notes within the time period required by the governing indentures. Pursuant to the offer, on January 10, 2005, Mosaic Global Holdings repurchased $19.5 million in aggregate principal amount of the Mosaic Global Holdings Senior Notes.

The indentures relating to the Mosaic Global Holdings Senior Notes also contain certain covenants that limit various matters including the making of restricted payments. Under the most restrictive of the covenants limiting restricted payments, as of May 31, 2005 Mosaic Global Holdings had $60.0 million available for the payment to Mosaic of cash dividends with respect to its common stock. These covenants also limited certain other matters, including transactions between Mosaic Global Holdings and its subsidiaries, on the one hand, and other affiliates of Mosaic Global Holdings, including Mosaic and its other subsidiaries, on the other hand.

On November 16, 2004, Mosaic Global Holdings and Phosphate Acquisition Partners L.P. initiated the Debt Consent Solicitation pursuant to which, on January 4, 2005, Mosaic Global Holdings amended the limitations on affiliate transactions to, among other things, provide Mosaic Global Holdings and its subsidiaries with additional operational flexibility to more effectively integrate the businesses of Mosaic Global Holdings and CCN. As part of the Debt Consent Solicitation, Mosaic, Mosaic Fertilizer, LLC (through which we conduct the Florida phosphate fertilizer and feed ingredients businesses acquired from CCN) and Mosaic Crop Nutrition, LLC (through which we conduct the domestic distribution operations acquired from CCN) guaranteed (i) the obligations of Mosaic Global Holdings under the indentures related to the Mosaic Global Holdings Senior Notes, (ii) the indentures relating to the 6.875 percent debentures due 2007, 7.30 percent debentures due 2028, 7.375 percent debentures due 2018, 7.625 percent notes due 2005, 9.45 percent debentures due 2011 and 6.55 percent notes due 2005 of Mosaic Global Holdings (Mosaic Global Holdings Other Notes) and (iii) the 7.0 percent notes due 2008 of PAP (successor by merger to PLP) (PLP Other Notes and collectively with the Mosaic Global Holdings Other Notes, the Other Notes). We paid a consent fee of $16.7 million with respect to the consents related to the Mosaic Global Holdings Senior Notes.

On May 7, 2003, Mosaic USA LLC (formerly known as IMC USA Inc. LLC) (Mosaic USA) entered into a five year, $55.0 million revolving credit facility (Potash Facility) pursuant to which it could borrow up to a maximum of $52.5 million subject to a borrowing base calculation based on eligible inventory and accounts receivable. The Potash Facility was amended prior to the closing of the Combination, and on December 15, 2004, the Potash Facility was terminated. Because the facility was terminated prior to maturity, an early termination fee and miscellaneous fees of approximately $0.6 million were paid to the lenders pursuant to the terms in the Potash Facility Loan Agreement, as amended.

In June 2003, IMC sold 2.75 million shares of IMC Preferred Stock (liquidation preference $50 per share) for net proceeds of $133.1 million. The net proceeds of the offering were used for general corporate purposes which included funding working capital and debt reduction. On October 22, 2004, in connection with the closing of the Combination, each outstanding share of IMC Preferred Stock was converted into one share of Preferred Stock (Note 5).

The terms of the Preferred Stock are identical to the terms of the IMC Preferred Stock, except with respect to voting rights as discussed more fully below. The Preferred Stock has a dividend yield of 7.5 percent, has a 22 percent conversion premium

(for an equivalent conversion price of $7.76 per share of common stock) and will mandatorily convert into shares of Mosaic common stock on July 1, 2006. The Preferred Stock has an initial conversion rate of not more than 7.8616 shares and not less than 6.4440 shares of the Company’s common stock, based upon the average market price of our common stock. At any time prior to the mandatory conversion of the Preferred Stock, the holder may elect to convert each of such holder’s shares of Preferred Stock into 6.4440 shares of our common stock. In addition, if the closing price per share of our common stock exceeds $11.64 for at least 20 trading days within a period of 30 consecutive trading days, we may elect to cause the conversion of all of the Preferred Stock then outstanding for shares of common stock at a conversion rate of 6.4440 shares of common stock for each share of Preferred Stock; in such event we must also pay the holder, in cash, the present value of all the remaining dividend payments up to and including July 1, 2006. The requirements to this early conversion provision have been met as of this filing but management has not made a decision to execute it at this time. In the event of a merger, acquisition or consolidation in which at least 30 percent of the consideration for shares of our common stock consists of cash or cash equivalents, each holder of Preferred Stock will have the right to convert such holder’s Preferred Stock into common stock at the mandatory conversion rate. The number of shares of common stock that could be issued upon conversion of the 2.75 million shares of Preferred Stock ranges from approximately 17.7 million shares to 21.6 million shares, based upon the average market price of our common stock at the time of conversion. The conversion rates and the number of shares of our common stock issuable upon a conversion are subject to anti-dilution adjustments under certain circumstances.

Dividends on the Preferred Stock are cumulative. Dividend rights and liquidation preferences of the Preferred Stock are senior to those of the Company’s common stock. The Company is permitted (subject to compliance with the registration provisions under the Securities Act of 1933 and other applicable requirements) to pay dividends on the Preferred Stock by delivering common stock to the transfer agent for the Preferred Stock, which common stock would be sold to pay the dividend.

Holders of the IMC Preferred Stock, prior to the Combination, generally did not have voting rights except in limited circumstances. The holders of Preferred Stock are entitled to vote on all matters to be voted on by the holders of Mosaic common stock. On all matters to be voted on by the holders of Preferred Stock, the holders will be entitled to one vote for each share of Preferred Stock held of record and will vote as a single class with the holders of shares of Mosaic common stock. In addition, the affirmative vote or consent of the holders of two-thirds of the outstanding Preferred Stock will be required for any amendment, alteration or repeal of Mosaic’s certificate of incorporation (including any certificate of designation or any similar document relating to any series of capital stock) that will adversely affect the powers, preferences, privileges or rights of holders of Preferred Stock.

On June 13, 2002, PhosChem entered into a $65.0 million receivable purchase facility with Rabobank as agent, and other lenders, (PhosChem Facility). This facility supports PhosChem’s funding of its purchases of crop nutrients from Mosaic and other PhosChem members and is nonrecourse to Mosaic. On June 3, 2003, the PhosChem Facility was amended to reduce it to a $55.0 million receivable facility. On November 29, 2004, the PhosChem Facility was amended to extend the maturity date to November 30, 2007. The PhosChem Facility bears an interest rate at LIBOR plus 112.5 basis points. As of May 31, 2005, $37.2 million was outstanding under the PhosChem Facility.

Pursuant to FIN 46R, South Fort Meade General Partner, LLC and South Fort Meade Partnership, L.P. are included as consolidated subsidiaries of Mosaic. South Fort Meade Partnership, L.P. has senior secured notes with an outstanding amount of approximately $43.6 million as of May 31, 2005. These notes carry an interest rate of 6.92 percent with final maturity during the fiscal year ending May 31, 2011.

Cash interest payments were $110.9 million, $8.2 million and $15.0 million for fiscal years 2005, 2004 and 2003, respectively.

Scheduled maturities of long-term debt were as follows for the years ending May 31:

2006	$76.2
2007	21.8
2008	316.9
2009	410.9
2010	70.2
Thereafter	1,426.9

Total	$2,322.9

20. RELATED PARTY TRANSACTIONS

Cargill is considered a related party due to its ownership interest in us. As of the end of fiscal year 2005, Cargill and certain of its subsidiaries owned approximately 66 percent of our outstanding common stock and all 5,458,955 shares of our Class B Common Stock. We have entered into transactions and agreements with Cargill and its subsidiaries, from time to time, and we expect to enter into additional transactions and agreements with Cargill and its subsidiaries in the future. Material agreements and transactions between Cargill and its subsidiaries and us are described below.

Working Capital Adjustment

In connection with the Combination, the Merger and Contribution Agreement, as amended, required that the Cargill fertilizer businesses have $435.0 million of net operating working capital (calculated in accordance with the provisions of the Merger and Contribution Agreement) upon the Combination. The Merger and Contribution Agreement required that Cargill and its affiliates contribute additional capital to us in the event of a working capital shortfall. Pursuant to the amendment to the Merger and Contribution Agreement that increased the required net operating working capital to be contributed by Cargill from $357.2 million to $435.0 million, Cargill and its affiliates retained $40.0 million of notes receivable from the long-term assets of the Cargill fertilizer businesses. The amended Merger and Contribution Agreement provided that the notes receivable retained by Cargill did not reduce the calculation of net operating working capital. Subsequent to the closing of the Combination, contributed net operating working capital was calculated at $425.2 million, and on December 31, 2004 Cargill and its affiliates contributed an additional $9.8 million to us to satisfy the $435.0 million net operating working capital requirement. On April 20, 2005, a subsidiary of ours purchased the $40.0 million of notes receivable from Cargill for $40.3 million, representing the outstanding principal balance plus accrued but unpaid interest, grossed up for withholding tax.

Reimbursement of Pre-Combination Incentive Compensation

In connection with the Combination, certain former Cargill employees who became employees of ours and who held stock options and cash performance options (CPOs) granted by Cargill under its compensation plans prior to the Combination retained such awards. Liabilities associated with these stock options and CPOs were primarily related to the Cargill fertilizer businesses and assumed by us pursuant to the Merger and Contribution Agreement. With respect to our obligations, (i) our maximum aggregate reimbursement obligation to Cargill for costs associated with pre-Combination stock options and CPOs cannot exceed $9.8 million; and (ii) we have no reimbursement obligation for any pre-Combination stock option or CPO award to any former Cargill employees who are executive officers of our company. During fiscal year 2005, we reimbursed Cargill $1.3 million for costs associated with the pre-Combination stock options and CPOs. We incurred $7.3 million in selling, general and administrative expenses in fiscal year 2005 calculated in accordance with SFAS No. 123 related to these Cargill pre-Combination awards.

Pension Plans and Other Benefits

In accordance with the Merger and Contribution Agreement, pension and other postretirement benefit liabilities for certain of the former CCN employees were not transferred to Mosaic. Prior to the Combination, Cargill was the sponsor of the benefit plans for CCN employees and therefore, no assets or liabilities were transferred to us. These former CCN employees remain eligible for pension and other postretirement benefits under Cargill’s plans. Cargill incurs the associated costs and charges them to Mosaic. The amount that Cargill may charge to Mosaic for such pension costs may not exceed $2.0 million per year or $19.2 million in the aggregate. The cap became effective October 22, 2004, and, therefore, the expense exceeded this amount in fiscal year 2005. This cap does not apply to the costs associated with certain active union participants who continue to earn service credit under Cargill’s pension plan.

Master Transition Services Agreement

Concurrent with the execution of the Merger and Contribution Agreement, Cargill entered into a Master Transition Services Agreement (the Transition Services Agreement) with us. Pursuant to the Transition Services Agreement, Cargill and certain of its subsidiaries have agreed to provide us with various transition-related services. Generally speaking, each of the transition services is related to services previously provided by Cargill for our fertilizer businesses previously operated by Cargill prior to the Combination. The services provided by Cargill and its subsidiaries under the various Work Orders include, but are not limited to, accounting, accounts payable and receivable, financial reporting, financial service center, graphics, human resources, information technology, insurance, legal, license and tonnage reporting, mail services, maintenance, marketing, office services, procurement, public relations, records, strategy and business development, tax, travel services and expense reporting, treasury, and other administrative and functional related services.

The services provided under Work Orders are generally expected to last until the first anniversary of the Combination, provided however, that we may decide to renew various Work Orders for desired transition services beyond the first anniversary if it is determined by us and Cargill that it would be beneficial to do so.

Fertilizer Supply Agreement (United States)

We sell fertilizer products to Cargill’s AgHorizons business unit who markets these products to producers in its retail fertilizer stores in the United States. We sell nitrogen, phosphate and potash products under a fertilizer supply agreement at prices set forth in a price list agreed to with Cargill AgHorizons. In addition, we may sell to Cargill AgHorizons certain products produced by third parties for a per tonne sourcing fee, and we have agreed to make new fertilizer products and agronomic services, should they be developed, available on regular commercial terms to Cargill AgHorizons. Our supply agreement is in effect until September 30, 2007.

Fertilizer Supply Agreement (Canada)

We sell fertilizer to Cargill’s Canadian subsidiary, Cargill Limited, which purchases the substantial majority of its fertilizer requirements from us for its Canadian retail fertilizer stores. We sell nitrogen, phosphate and potash products at prices set forth in a price list agreed to with Cargill Limited. In addition, we may sell to Cargill Limited certain products produced by third parties for a per tonne sourcing fee. In consideration for Cargill Limited’s commitment to purchase the substantial majority of its products from us and because it is our largest customer in Canada, we may make new fertilizer products and agronomic services, should they be developed, available on regular commercial terms to Cargill Limited. In addition, should Cargill Limited’s purchase volume exceed certain thresholds, we have agreed to provide a rebate to Cargill Limited at the end of each contract year ranging from zero to $2 Canadian dollars per metric tonne, depending on the annual volume purchased. We are currently completing a definitive written agreement.

Fertilizer Agency Agreement

We have retained Cargill Limited to perform certain marketing services for our fertilizer products to independent dealers in Western Canada, including the provinces of Manitoba, Saskatchewan, Alberta and British Columbia. In consideration for being appointed the exclusive marketing agent in Western Canada, Cargill Limited has agreed to perform marketing services and to assume all accounts receivable credit risk in the event of nonpayment by customers. We are responsible for establishing the prices and other terms upon which Cargill Limited will solicit orders for the sale of our fertilizer products. In exchange for these services, we have agreed to pay Cargill Limited a per metric tonne marketing fee generally tied to our estimated cost of marketing fertilizer in Western Canada if we had to hire our own sales force and the value we place on the credit risk assumed by Cargill. Our agreement is in effect until June 30, 2007.

Handling, Storage and Supply Agreement

We retain Cargill, as the owner and operator of a bulk materials handling terminal in Pipestone, Minnesota, to store various dry fertilizers and non-grain feeds, and to perform certain unloading, transfer and loading services for us. In addition, Cargill’s Pipestone facility purchases a substantial amount of its phosphate requirements from us at market prices at the time when purchases are made. In exchange for the storage and handling services provided, we have agreed to pay to Cargill a per short ton inbound handling fee for transfer of products into Cargill’s Pipestone facility as well as a per short ton handling fee for all wholesale short tons that pass through such facility. We estimate that 40,000 short tons of product will be put through the Pipestone facility on an annualized basis, provided there is no penalty to either party if the actual volume does not meet this estimate. We are completing a definitive written agreement between the parties.

Ocean Transportation Services Service Level Agreement

We have entered into an agreement with Cargill’s Ocean Transportation Division (Cargill OTD) whereby Cargill OTD has agreed to perform, on a non-exclusive basis, various freight related services for us. Freight services include, but are not limited to, vessel and owner screening, freight rate quotes in specified routes and at specified times, advice on market opportunities and freight strategies for the shipment of our fertilizer products to international locations, and the execution of various operational tasks associated with the international shipment of our products. In exchange for the services provided by Cargill OTD, we have agreed to pay a fee to Cargill, (i) in the case of voyage charters, an address commission calculated as a percentage of the voyage freight value, (ii) in the case of time charters, an address commission calculated as a percentage of the time-charter hire, and (iii) in the case of forward freight agreements, a commission calculated as a percentage of the forward freight agreement notional value. Our agreement provides that the parties may renegotiate fees during its term, and is in effect until either party terminates it by providing 60 days prior written notice to the other party.

Shared Services and Access Agreements (Houston, Texas and Savage, Minnesota)

We have entered into an agreement with Cargill relating to a variety of operational matters at our Houston, Texas port facility and Savage, Minnesota river facility, both of which are located adjacent to grain, oilseed and/or salt facilities owned and operated by Cargill. The agreements address various co-location matters, including the granting of easements from one party to the other, understandings relating to shared services and the allocation or sharing of costs relating to matters such as security, vessel berthing and logistics, channel dredging, utilities, truck scales, upkeep of roads and rail tracks, as well as other repair and maintenance activities. In addition, our Houston agreement provides that we will provide loading and unloading services to Cargill at specified rates per tonne. Our Savage agreement provides that we will provide unloading services for Cargill’s salt business at a rate of $2.25 per tonne between March and November, weather conditions permitting, and further provides that we will scale trucks loaded with salt for a fee of $1,000 per month (each rate being subject to annual CPI adjustments). These agreements will be in effect as long as we and Cargill own property at the Houston and Savage facilities.

Barge Freight Sales Agreement

Cargo Carriers, a division of Cargill, has entered into a Barge Freight Sales Agreement with us where we have agreed to purchase northbound and southbound river barge freight from Cargo Carriers for the shipment of our nitrogen, phosphate and potash fertilizer products. Under the agreement, we have agreed to purchase a specified number of barge loadings per contract year, which is estimated to be approximately 25 percent of our annual barge freight purchases. Cargo Carriers has agreed to provide suitable covered hopper barges with towing power as required. The agreement addresses standard barge freight terms such as destination restrictions, surcharge adjustments, tonnage minimums, free time, demurrage, barge cleaning and other terms. We have agreed with Cargo Carriers on barge freight rates which are dependent upon the origin and destination of our shipments. This agreement is in effect until the summer of 2007.

Service Level Agreement

We entered into a Service Level Agreement with Cargill whereby Cargill provided transportation and logistics services to us, including motor carrier compliance, rail fleet management, container freight leverage and less-than-truckload and express services. This agreement expired as of May 31, 2005.

Risk Management Agreement

We entered into a Risk Management Agreement with Cargill whereby Cargill provides natural gas risk management consulting services on our behalf. The agreement with Cargill is on a month-to-month basis and we have paid Cargill a fee of $10,000 per month from the closing of the Combination through the end of fiscal year 2005 for such services.

Plant-to-Plant Agreements

We entered into agreements with Cargill and its affiliates in which we provide crop nutrient consulting services to Cargill and its subsidiaries to develop value-added solutions to help producers increase yields for various crops. These agreements are generally in effect until mid-2006.

Feed Supply Agreements

We entered into various agreements relating to the supply of feed grade phosphate, potash and urea products to Cargill’s animal nutrition and grain and oilseed businesses. We have approved the form of sales agreements with Cargill for the supply of feed phosphates on a spot basis in North America, as well as to Cargill’s international animal nutrition locations in Brazil, Vietnam, Indonesia and Taiwan. In addition, we have approved the form of agreement to govern sales to Cargill’s grain and oilseed business locations in Venezuela, the Philippines and Thailand. We also sell feed grade urea to Cargill and its subsidiaries. Under these agreements, Cargill has no obligation to purchase feed grade products from us and we have no obligation to supply any minimum amounts of feed grade products to Cargill. The agreements described above are in effect until May 31, 2006.

Technical Service Agreement

We have entered into a technical services agreement with Cargill where we receive nutrition, research and technical expertise on various agronomic and feed matters from Cargill’s research centers. This agreement was in effect until May 31, 2005.

Vegetable Oil Loadout Agreement

We routinely provide loadout services at our Quebracho port facility for Cargill’s grain and oilseed business in Argentina, which is located adjacent to our operations. Services include the loadout of refined vegetable oil to vessels provided by Cargill. The parties are completing the terms of a long term agreement for such services.

Sale Agreement for Untreated Granular White Potassium Chloride

We entered into a transaction to sell untreated granular white potash to Cargill’s salt business during fiscal year 2005.

Concentrates Industrialization Contract

In Brazil, we produce feed products for a third party using raw materials supplied by Agribrands, a division of Cargill. This is an evergreen agreement in effect until either party provides written notice of termination to the other party.

Barter Agreements

We have entered into an agreement with Cargill’s grain and oilseed business in Brazil where we enter into, from time to time, transactions with a Cargill subsidiary and Brazilian producers pursuant to which the producer agrees to a forward delivery grain contract with Cargill’s subsidiary and in turn uses cash generated from such transaction to purchase fertilizer from us. Similarly, in Argentina, we enter into agreements with producers who purchase fertilizer products from us by concurrently agreeing to sell their grain to us. We then sell the grain to Cargill’s grain and oilseed business in Argentina. The number of barter transactions with Cargill’s subsidiaries varies from year to year based on then-current market conditions. Under these arrangements, we are under no obligation to participate in any minimum volume of transactions with Cargill, and each of these agreements remains in effect until either party terminates it by providing 90 days prior written notice to the other party.

Real Property Matters

We are in the process of constructing a new single superphosphate facility adjacent to our Quebracho port terminal in Argentina which is scheduled to be completed during calendar year 2006. The real property on which this manufacturing facility is being constructed is currently owned by Cargill’s Argentine subsidiary. The parties are currently finalizing the transfer of the real property to Mosaic.

Fruit Purchase Contracts

We are significant landowners in Florida and maintain several thousand acres of citrus groves which produce oranges and grapefruits. Because we are not in the fruit processing business, we have entered into Fruit Purchase Contracts where we sell our fruit harvest to a Cargill subsidiary that is in the business of processing fruit for juices and related products.

Other

There are various other agreements between us and Cargill and its affiliates which we believe are not material.

Summary

At the end of fiscal years 2005 and 2004, the net amount due from Cargill and its affiliates related to the above transactions amounted to $25.1 million and $12.4 million, respectively. In addition, at May 31, 2004, there was $318.2 million in long-term debt due to Cargill and its affiliates. This debt had a weighted average interest rate of 6.0 percent and was not subject to specific payment terms.

Cargill and its affiliates made net equity contributions of $465.1 million, $124.6 million and $120.8 million to us during the fiscal years of 2005, 2004 and 2003, respectively.

In summary, the Consolidated Statements of Operations included the following transactions with Cargill and its affiliates:

	Years Ended May 31
	2005	2004	2003

Net sales	$232.0	$176.7	$84.5
Cost of goods sold	158.6	96.5	37.8
Selling, general and administrative expenses	19.4	18.8	19.2
Interest expense	9.8	20.3	28.0

21. PENSION PLANS AND OTHER BENEFITS

Mosaic sponsors pension and postretirement benefits through a variety of plans including defined benefit plans, defined contribution plans, and postretirement benefit plans. In addition, Mosaic is a participating employer in Cargill’s defined benefit pension plans. We reserve the right to amend, modify, or terminate the Mosaic sponsored plans at any time subject to provisions of the Employee Retirement Security Act of 1974 (ERISA) prior agreements and the collective bargaining agreements.

In accordance with the Merger and Contribution Agreement, pension and other postretirement benefit liabilities for certain of the former CCN employees were not transferred to Mosaic. Prior to the merger, Cargill was the sponsor of the benefit plans for CCN employees and therefore, no assets or liabilities were transferred to us. These former CCN employees remain eligible for pension and other postretirement benefits under Cargill’s plans. Cargill incurs the associated costs and charges them to Mosaic. The amount that Cargill may charge to Mosaic for such pension costs may not exceed $2.0 million per year or $19.2 million in the aggregate. The expense in fiscal year 2005 exceeded this amount because the cap did not become effective until October 22, 2004. This cap does not apply to the costs associated with certain active union participants who continue to earn service credit under Cargill’s pension plan. We are responsible for 100 percent of these costs, estimated to be approximately $1.6 million per year.

Costs charged to Mosaic for the former CCN employees were $5.7 million, $8.0 million, and $5.1 million for the fiscal years 2005, 2004, and 2003, respectively.

Defined Benefit Plans

Mosaic sponsors two defined benefit pension plans in the United States and four active plans in Canada. Mosaic assumed these plans from IMC on the date of the Combination. Benefits are based on a combination of years of service and compensation levels, depending on the plan. The U.S. salaried and non-union hourly plan provides benefits to employees that were IMC employees prior to January 1998. In addition, the plan, as amended, accrues no further benefits for plan participants effective March 2003. The U.S union pension plan provides benefits to union employees. Certain U.S. union employees were given the option and elected to participate in a defined contribution retirement plan in January 2004, in which case their benefits were frozen under the U.S. union pension plan. Other represented employees with certain unions hired on or after June 2003 are not eligible to participate in the U.S. union pension plan. The Canadian pension plans consist of two plans for salaried and non-union hourly employees, which are closed to new members, and two plans for union employees.

Generally, contributions to the U.S. plans are made to meet minimum funding requirements of ERISA, while contributions to Canadian plans are made in accordance with Pension Benefits Acts instituted by the provinces of Saskatchewan and Ontario. Certain employees in the U.S. and Canada, whose pension benefits exceed Internal Revenue Code and Canada Revenue Agency limitations, respectively, are covered by supplementary non-qualified, unfunded pension plans.

Postretirement Medical Benefit Plans

We provide certain health care benefit plans for certain retired employees (Benefit Plans). The Benefit Plans may be either contributory or non-contributory and contain certain other cost-sharing features such as deductibles and coinsurance. The Benefit Plans are unfunded. Certain employees are not vested and such benefits are subject to change.

The U.S. retiree medical program for certain salaried and non-union retirees age 65 and over was terminated effective January 1, 2004. The retiree medical program for salaried and non-union hourly retirees under age 65 will end at age 65. The retiree medical program for certain active salaried and non-union hourly employees was terminated effective April 1, 2003. Coverage changes and termination of certain post-65 retiree medical benefits also were effective April 1, 2003. Mosaic also provides retiree medical benefits to union hourly employees. Pursuant to a collective bargaining agreement, certain represented employees hired after June 2003 are not eligible to participate in the retiree medical program.

Canadian post retirement medical plans are available to retired salaried employees. All active salaried employees are eligible for coverage upon retirement. There are no retiree medical benefits available for union hourly employees.

Mosaic uses a February 28 measurement date for its pension and postretirement benefit plans.

The year-end status of these plans was as follows (in millions):

	2005
	Pension Plans	Postretirement Benefit Plans
Change in benefit obligation:
Benefit obligation as of June 1	$—	$—
Business Combination	525.0	119.1
Service cost	4.2	0.8
Interest cost	18.2	4.0
Actuarial gain	(3.5)	(5.2)
Currency fluctuations	(1.6)	—
Plan amendments	—	0.4
Benefits paid	(15.9)	(4.1)

Benefit obligation as of May 31	$526.4	$115.0

Change in plan assets:
Fair value as of June 1	$—	$—
Business Combination	379.8	—
Currency fluctuations	(1.3)	—
Actual return	31.2	—
Company contribution	16.0	4.1
Benefits paid	(15.9)	(4.1)

Fair value as of May 31	$409.8	$—

Funded status of the plan:	$(116.6)	$(115.0)

Unrecognized net gain	$(16.8)	$(5.2)
Unrecognized prior service cost	—	0.4
Employer contributions in fourth quarter	—	2.2

Accrued benefit cost	$(133.4)	$(117.6)

Amounts recognized in the consolidated balance sheet:
Prepaid benefit cost	$—	$—
Accrued benefit liability	(133.7)	(117.6)
Accumulated other comprehensive income	0.3	—

Total recognized	$(133.4)	$(117.6)

The net annual periodic benefit costs include the following components:

	2005
	Pension Plans	Postretirement Benefit Plans
Service costs	$4.2	$0.8
Interest costs	18.2	4.0
Expected return on plan assets	(17.8)	—

Net periodic cost	$4.6	$4.8

The accumulated benefit obligation for the defined benefit pension plans was $518.4 million and zero as of May 31, 2005 and 2004, respectively.

The following benefit payments, which reflect estimated future service, are expected to be paid in the fiscal years ending May 31:

	Pension plans benefit payments	Other Postretirement plans benefit payments
2006	$22.5	$11.5
2007	23.8	11.9
2008	25.6	12.2
2009	27.7	12.2
2010	29.8	11.9
2011-2015	178.0	51.2

We estimate that contributions will be $22.5 million to our pension plans and $11.5 million to our other postretirement benefit plans in fiscal year 2006.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare Part D beginning in 2006 as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the Financial Accounting Standards Board issued FASB Staff Position (FSP) No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. FSP 106-2 requires an employer to initially account for subsidies received under the Act as an actuarial experience gain to the accumulated postretirement benefit obligation which would be amortized over future service periods. Future subsidies would reduce service cost each year. We have not yet concluded whether the benefits provided by our plans are actuarially equivalent to Medicare Part D under the Act, and therefore, the measures of accumulated postretirement benefit obligation do not reflect any amount associated with the subsidy.

Mosaic’s pension plan weighted-average asset allocations at May 31, 2005 and the target allocations for fiscal year 2006, by asset category, are as follows:

	Target 2006	Actual as of May 31, 2005
Asset Category
Equity securities	70%	73%
Debt securities	27%	22%
Real estate	3%	4%
Other	0%	1%

Total	100%	100%

The investment objectives for the Pension Plans’ assets are as follows: (i) achieve a nominal annualized rate of return equal to or greater than the actuarially assumed investment return over ten to twenty-year periods; (ii) achieve an annualized rate of return of the Consumer Price Index plus 5 percent over ten to twenty-year periods; (iii) realize annual, three and five-year annualized rates of return consistent with or in excess of specific respective market benchmarks at the individual asset class level; and (iv) achieve an overall return of the Pension Plans’ assets consistent with or in excess of the total fund benchmark, which is a hybrid benchmark customized to reflect the trusts’ asset allocation and performance objectives. The Domestic Pension Plan’s benchmark is currently comprised of the following indices and their respective weightings: 36 percent S&P 500, 9 percent Russell 2500, 5 percent equally weighted blend of Cambridge Venture and Private Equity indices, 15 percent MSCI World ex-US, 5 percent MSCI EMF, 20 percent LB Aggregate, 5 percent SB Inflation Linked and 5 percent NCREIF Property. The Canadian Pension Plan’s benchmark is currently comprised of the following indices and their respective weightings: 17 percent S&P/TSX 300, 5 percent equally weighted blend of Nesbitt Burns and S&P/TSX Small Cap indices, 24 percent S&P 500, 9 percent equally weighted blend of Cambridge Venture and Private Equity indices, 8 percent MSCI World ex-US, 7 percent MSCI EMF and 30 percent Scotia Capital Bond Index.

The investment structure has an overall commitment to equity securities of approximately 70 percent that is intended to provide the desired risk/return trade-off and, over the long-term, the level of returns sufficient to achieve the Company’s investment goals and objectives for the Pension Plans’ assets while covering near term cash flow obligations with fixed income in order to protect the Pension Plans from a forced liquidation of equities at the bottom of a cycle.

The approach used to develop the long-term rate of return combines an analysis of historical performance, the drivers of investment performance by asset class, and current economic fundamentals. For returns, we utilized a building block approach starting with inflation expectations and added an expected real return to arrive at a long-term nominal expected return for each asset class. Long-term expected real returns are derived in the context of future expectations of the U.S. Treasury real yield curve.

Weighted-average assumptions used to determine benefit obligations as of May 31, 2005 were as follows:

	Pension Benefits	Postretirement Benefits
Discount rate	5.75%	5.75%
Expected return on plan assets	7.86%	—
Rate of compensation increase	3.25%	—

Weighted-average assumptions used to determine net benefit cost for year ended May 31, 2005 were as follows:

	Pension Plans	Benefit Plans
Discount rate	5.82%	5.75%
Expected return on plan assets	7.86%	—
Rate of compensation increase	3.93%	—

Assumed health care trend rates at May 31, 2005 used to measure the expected cost of benefits covered by the plans were as follows:

Health care cost trend rate	10.0%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.50%
Fiscal year that the rate reaches the ultimate trend rate	2011

Assumed health care cost trend rates have a significant effect on the amounts reported. For the health care plans a one-percentage-point change in the assumed health care cost trend rate would have the following effect (in millions):

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest cost components	$0.2	$(0.2)
Effect on postretirement benefit obligation	3.2	(3.0)

Defined Contribution Plans

Mosaic assumed IMC defined contribution plans following the Combination. Effective January 1, 2005, the IMC Global Inc. Profit Sharing and Savings Plan was renamed the Mosaic Investment Plan (Investment Plan). The Investment Plan permits eligible salaried and nonunion hourly employees to defer a portion of their compensation through payroll deductions and provides matching contributions. In fiscal year 2005, Mosaic matched 100 percent of the first 3 percent of the participant’s contributed pay plus 50 percent of the next 3 percent of the participant’s contributed pay to the Investment Plan, subject to Internal Revenue Service limits. Participant contributions, matching contributions, and the related earnings immediately vest. Effective January 1, 2005, certain former employees of Cargill who were employed with Mosaic on January 1, 2005 became eligible for the Investment Plan, and a portion of the Cargill Partnership Plan assets were spun off to the Investment Plan. Prior to January 1, 2005, Mosaic employees who were formerly Cargill salaried and non-union hourly employees received a matching contribution of 50 percent of the first 6 percent of the participant’s contributed pay with graded vesting over five years. The Investment Plan also provides an annual non-elective employer contribution feature for eligible salaried and non-union hourly employees based on the employee’s age and eligible pay. Participants are generally vested in the non-elective employer contributions after five years of service. In addition, a discretionary feature of the plan allows the Board of Directors, at their sole discretion, to make contributions to employees.

Effective April 1, 2005 IMC Global Represented Retirement Savings Plan was renamed the Mosaic Union Savings Plan (Savings Plan). The Savings Plan was established pursuant to collective bargaining agreements with certain unions. Mosaic makes contributions to the defined contribution retirement plan based on the collective bargaining agreements. The Savings Plan is the primary retirement vehicle for newly hired employees covered by certain collective bargaining agreements. Effective April 1, 2005 certain former collectively bargained employees of Cargill, Incorporated and its affiliates who were employed with Mosaic on April 1, 2005 became eligible for the Savings Plan and a portion of the Cargill Investment Plan assets were spun off to the Savings Plan.

Canadian salaried and non-union hourly employees participate in an employer funded plan with employer contributions similar to the U.S. plan. The plan provides a profit sharing component which is paid each year and determined by the Board of Directors. Mosaic also sponsors one mandatory union plan. Benefits in these plans vest after two years of consecutive service.

The expense attributable to the Investment and Savings Plans was $9.2 million in fiscal year 2005, $0.4 million in fiscal year 2004, and $0.4 million in fiscal year 2003.

22. INCOME TAXES

The provision (benefit) for income taxes from continuing operations for the years ended May 31 consisted of the following:

	2005	2004	2003
Current:
United States (primarily Federal):	$(5.5)	$(15.2)	$(7.9)
Foreign	111.1	3.8	(2.6)

Total Current	105.6	(11.4)	(10.5)
Deferred:
United States (primarily Federal):	9.7	6.5	9.3
Foreign	(17.0)	7.1	5.0

Total Deferred	(7.3)	13.6	14.3

Provision for income taxes	$98.3	$2.2	$3.8

The components of earnings from consolidated companies before income taxes and the cumulative effect of a change in accounting principle, and the effects of significant adjustments to tax computed at the federal statutory rate, were as follows:

	2005	2004	2003
Domestic earnings/(loss)	$15.9	$3.9	$16.3
Foreign earnings/(loss)	199.0	36.2	12.7

Earnings from consolidated companies before income taxes and the cumulative effect of a change in accounting principle	$214.9	$40.1	$29.0

Computed tax at the federal statutory rate of 35%	35%	35%	35%
Percentage depletion in excess of basis	(11.4)%	(21.4)%	(13.0)%
Extraterritorial benefit	(0.9)%	(3.0)%	—
Foreign income and withholding taxes	8.3%	23.8%	(22.6)%
Change in Valuation Allowance	1.5%	(29.9)%	29.2
Tax benefit due to Lifosa	—	—	(15.4)%
Dual Jurisdiction Income	10.3%	—	—
Other items (none in excess of 5% of computed tax)	2.9%	1.0%	(0.1)%

Effective tax rate	45.7%	5.5%	13.1%

We have no present intention of remitting undistributed earnings of foreign subsidiaries aggregating $619.2 million as of May 31, 2005, and accordingly, no deferred tax liability has been established relative to these earnings. The calculation of the unrecognized deferred tax liability related to these earnings is complex and is not practicable. If earnings were distributed, we would be subject to U.S. taxes and withholding taxes payable to various foreign governments. Based upon the facts and circumstances at that time, we would determine whether a credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

We are in the process of determining whether we will elect to utilize provisions of the American Jobs Act of 2004, which provides a one-time election to repatriate earnings from foreign subsidiaries at a reduced U.S. tax rate.

Mosaic Global Holdings Inc. submitted a Claim for Refund carrying back regular tax and alternative minimum tax losses from its year ended June 30, 2004 to its tax years ended June 30, 1995 and June 30, 1996. We expect to receive a refund (excluding interest) of approximately $4.4 million relating to this claim, which has not been recorded.

Significant components of our deferred tax liabilities and assets as of May 31 were as follows:

	2005	2004
Deferred tax liabilities:
Depreciation and amortization	$(518.3)	$(66.3)
Depletion	(44.0)	—
Mineral reserves	(532.6)	—
Partnership tax bases differences	(114.0)	—
Other liabilities	(75.2)	(18.5)

Total deferred tax liabilities	(1,284.1)	(84.8)

Deferred tax assets:
Alternative minimum tax credit carryforwards	111.2	—
Capital loss carryforwards	195.0	—
Contributions carryforwards	1.3	—
Foreign tax credit carryforwards	28.2	—
General business credits	.1	—
Net operating loss carryforwards	213.4	6.5
Post retirement and postemployment benefits	44.8	—
Producing reserves	69.7	—
Reclamation and decommissioning accruals	48.6	—
Other assets	284.9	26.1

Subtotal	997.2	32.6
Valuation allowance	(435.6)	(3.3)

Net deferred tax assets	561.6	29.3

Net deferred tax liabilities	$(722.5)	$(55.5)

As of May 31, 2005, we had estimated carryforwards for tax purposes as follows: alternative minimum tax credits of $111.2 million; net operating losses of $566.5 million; capital losses of $513.2 million; foreign tax credits of $28.2 million.

The alternative minimum tax credit carryforwards can be carried forward indefinitely. The majority of the net operating loss carryforwards have expiration dates ranging from 2007 through 2024, and the majority of the capital loss carryforwards expire in 2007. The foreign tax credit carryforwards have expiration dates ranging from 2006 through 2007. The investment tax credit and other general business credit carryforwards will expire in 2006.

The majority of these carryforward benefits may be subject to limitations imposed by the Internal Revenue Code and in certain cases provisions of foreign law. Due to the uncertainty of the realization of certain of these tax carryforwards, we have established a valuation allowance against these carryforward benefits and other tax assets in the amount of $435.5 million. In determining whether it was necessary to record a valuation allowance against these carryforward benefits, we undertook an analysis to determine whether it was more likely than not that we would be able to realize a tax benefit from these carryforwards and deferred tax assets. In the United States, our analysis included an analysis of reversing taxable temporary differences which demonstrated that a portion of the deductible temporary differences and U.S. net operating loss carryforwards were more likely than not to be realized. We determined that it was more likely than not that the remaining deductible temporary differences, net operating loss carryforwards, alternative minimum tax credit carryforwards, capital loss carryforwards, contribution carryforwards, foreign tax credit carryforwards and general business credits would not be realizable and therefore we established a valuation allowance against these deferred tax assets. In the future, if we were to reverse our U.S. valuation allowances of $409.7 million, the offset would be to goodwill. On the other hand, if in the future we were to reverse our non-U.S. valuation allowances of $25.9 million, the offset would be to tax expense.

The Internal Revenue Service (IRS) audit of the pre-acquisition of Mosaic Global Holdings and Mosaic Global Barbados (MGH Barbados) federal income tax returns for periods July 1, 1997 through June 30, 2000 (1998-2000 Period) was completed in June, 2005. We agreed with the IRS to close these 1998-2000 audits on a basis which will result in a net tax refund of approximately $0.5 million. In addition, the IRS audit of the pre-acquisition Mosaic Global Holdings and MGH Barbados federal income tax returns for periods July 1, 1995 through June 30, 1997 (1995-1997 Period) was returned to the Examination Branch of the IRS for purposes of making certain corrections of the previously issues audit report. We engaged with the IRS in settlement discussions regarding the remaining issues covered during the 1995-1997 period. In July, 2005, we agreed with the IRS to settle the tax returns of Mosaic Global Holdings and MGH Barbados for the 1995-1997 period on basis which will result in a net tax refund of approximately $14.1 million. Because of the size of the refund relating to the 1995-1997 Period, the refund for the 1995-1997 Period is subject to review and approval by the Joint Committee on Taxation of the United States Congress. We cannot accurately predict when or if such approval will be received and therefore, when or if we might receive the net refund for this period.

The federal income tax returns for IMC and IMC Barbados for tax years beginning on July 1, 2000 through October 22, 2004 have not been audited by the IRS. We believe that the resolution of any issues raised will not have a material adverse effect on our consolidated financial statements or results of operations.

Finally, in July, 2005, we entered into a Settlement Agreement with the State of Louisiana relating to a certain Louisiana income tax case entitled IMC Fertilizer, Inc. v. Cynthia Bridges, Secretary, Department of Revenue et. al. which case relates to a Claim for Refund filed by us relating to our June 30, 1992 Louisiana State Income Tax Return. As a result of the Settlement Agreement, we will be entitled to a refund (including interest) of $2.6 million, which was recorded in July 2005.

23. STOCK PLANS

Under the terms of the agreements relating to the Combination, the 12,526,553 shares of IMC common stock that were subject to IMC stock options outstanding as of October 22, 2004 became fully vested and exercisable for an equal number of shares of Mosaic common stock. We follow the fair value recognition provisions of SFAS Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) and the fair value of the IMC stock options was included in the purchase price of IMC in the amount of $47.6 million. The exercise price is the same as the price as in effect immediately prior to the effective date of the Combination. The weighted-average exercise price of these options as of October 23, 2004 was $17.79 and the weighted-average remaining contractual life was 5.7 years. Prior to the Combination, CCN employees received share-based compensation through Cargill plans, therefore, no share-based compensation plan information is included in fiscal years 2004 and 2003.

Mosaic sponsors one share-based compensation plan. The Mosaic Company 2004 Omnibus Stock and Incentive Plan (the Plan), which was approved by shareholders and became effective October 20, 2004, permits the grant of shares and share options and shares to employees for up to 10 million shares of common stock. The Plan provides for grants of stock options, restricted stock, and a variety of other stock-based and non-stock based awards. Our employees, officers, directors, consultants, agents, advisors, and independent contractors, as well as other designated individuals, are eligible to participate in the Plan. The Compensation Committee of the Board of Directors administers the Plan subject to the provisions of the plan and to applicable law. Stock options are granted with an exercise price equal to the market price of our stock at the date of grant and have a ten-year contractual term. Options granted to date vest either after three years of continuous service or in equal annual installments in the first three years following the date of grant. Restricted stock units issued to officers and directors generally vest over periods of three or four years.

A summary of Mosaic’s stock option activity is as follows:

	2005
	Shares	Weighted Average Exercise Price
Outstanding as of June 1	—	—
Shares issued in business acquisition (10/22/2004)	12.5	$17.79
Granted	0.9	15.04
Exercised	(2.3)	11.60
Forfeited or expired	(1.2)	28.36

Outstanding as of May 31	9.9	$17.61

Exercisable as of May 31	9.0	$17.86

A summary of the fair value of awards issued is as follows:

2005
Weighted-average grant-date fair value of options granted during year	$7.34
Number of shares of restricted stock units granted during the year	0.3
Weighted-average grant-date fair value of restricted stock granted during year	$15.31

We estimate the fair value of each option on the date of grant using the Black-Scholes option pricing model. A summary of the assumptions used to estimate the fair value of option awards is as follows:

Expected life	6 years
Expected volatility	46.0%
Expected dividends	—
Risk-free rate(s)	3.56%

Mosaic assumed a six-year option life for options with a ten-year term. We based expected volatilities on the historical volatility of IMC stock, and we based the risk-free rate on the rate currently available on zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

In accordance with SFAS No. 123, $1.2 million, $0.5 million and $0.5 million were recorded for stock-based compensation expense in fiscal years 2005, 2004, and 2003, respectively.

A summary of stock options outstanding at May 31, 2005 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0-$12.57	2.6	4.6	$10.57	2.6	$10.57
$12.58-$16.77	4.3	4.5	14.38	3.4	14.21
$16.78-$20.96	0.6	2.4	18.12	0.6	18.12
$20.97-$29.35	0.6	2.8	22.83	0.6	22.83
$29.36-$33.54	1.1	1.5	30.74	1.1	30.74
$33.55-$37.74	0.4	1.8	37.31	0.4	37.31
$37.74-$41.94	0.3	1.1	39.84	0.3	39.84

Total	9.9	3.8	$17.61	9.0	$17.87

24. COMMITMENTS

We lease plants, warehouses, terminals, office facilities, railcars and various types of equipment under operating leases, some of which include escalation clauses, with lease terms ranging from one to ten years. In addition to minimum lease payments, come of our office facility leases require payment of our proportionate share of real estate taxes and building operating expense.

A schedule of future minimum long-term purchase commitments, based on May 31, 2005 market prices, and minimum lease payments under non-cancelable operating leases as of May 31, 2005 follows:

	Purchase Commitments	Operating Leases
2006	$325.0	$23.4
2007	108.9	17.3
2008	30.2	11.4
2009	28.7	6.0
2010	12.8	4.9
Subsequent years	25.6	9.4

	$531.2	$72.4

Rental expense for fiscal years 2005, 2004 and 2003 amounted to $37.4 million, $24.3 million and $19.4 million, respectively. Purchases made under long-term commitments were $716.8 million, $418.2 million and $257.6 million for the fiscal years ended May 31, 2005, May 31, 2004 and May 31, 2003, respectively.

Most of our export sales of phosphate and potash crop nutrients are marketed through two North American export associations, Phosphate Chemicals Export Association, Inc. and Canpotex, respectively, which fund their operations in part through third-party financing facilities. As a member, Mosaic or our subsidiaries are, subject to certain conditions and exceptions, contractually obligated to reimburse the export associations for their pro rata share of any operating expenses or other liabilities incurred. The reimbursements are made through reductions to members’ cash receipts from the export associations.

Under a long-term contract with Potash Corporation of Saskatchewan, which we refer to as PCS, we mine and refine PCS reserves at the Esterhazy mine for a fee plus a pro rata share of production costs. The specified quantities of potash to be produced for PCS may, at the option of PCS, amount to an annual maximum of approximately 0.9 million tonnes and a minimum of approximately 0.45 million tonnes per year. The current contract extends through June 30, 2006 and is renewable at the option of PCS for four additional five-year periods, provided that PCS has not received all of its reserves under the contract.

Under a long-term contract that extends through 2011 with Compass Minerals, which we refer to as Compass, we supply approximately 0.2 million tonnes of potash annually. We are also under a long-term contract that extends through 2013 with Compass where we supply approximately 0.2 million tonnes of salt annually. As of the date of the Combination, these contracts were below market and we recorded a $123.7 million fair market value adjustment that will be amortized into sales over the life of the contracts. For the fiscal year ended May 31, 2005, sales increased by $11.3 million.

Under a long-term rock sales agreement, with U.S. Agri-Chemicals, which we refer to as USAC, we have been supplying USAC with approximately two million short tons of mined phosphate rock each year. This rock sales agreement was originally entered into by Mosaic Phosphates Company in 1994 and, in 1999, the contract was extended until 2014. As part of the extension, USAC paid a $57 million advance (Near Term Payment), plus interest charges to IMC in 2000. The contract provided the right to terminate the contract upon a three year advance notice. During 2004, IMC elected to terminate its rock sales agreement with USAC effective October 1, 2007. As of the date of the Combination, this contract was below market and we recorded a $13.2 million fair market value adjustment that will be amortized into sales over the life of the contract. For the fiscal year ended May 31, 2005, sales increased by $2.6 million.

25. CONTINGENCIES

Environmental Matters

We have contingent environmental liabilities that arise principally from three sources: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites. At facilities currently or formerly owned by our subsidiaries or their predecessors, the historical use and handling of regulated chemical substances, crop and animal nutrients and additives as well as by-product or process tailings have resulted in soil, surface water and groundwater contamination. Spills or other releases of regulated substances have occurred previously at these facilities, and potentially could occur in the future, possibly requiring us to undertake or fund cleanup. In some instances, we have agreed, pursuant to consent orders or agreements with the appropriate governmental agencies, to undertake certain investigations, which currently are in progress, to determine whether remedial action may be required to address contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into consideration established accruals of approximately $40.6 million, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material adverse effect on our business or financial condition. However, material expenditures by us could be required in the future to remediate the contamination at the known sites or at other current or former sites.

Former IMC Salt operations. In connection with Mosaic Global Holdings’ sale of its former IMC Salt (Salt) business in November 2001, Mosaic Global Holdings retained Salt’s former salt solution mining and steam extraction facility in Hutchinson, Kansas where Salt had terminated operations in 1999. Groundwater beneath that facility contains elevated levels of chloride, which could be derived from a number of potential sources in Hutchinson including natural mineral intrusion, Salt’s operations and other industrial operations. Effective January 8, 2001, Salt entered into a consent order with the Kansas Department of Health and the Environment (KDHE) to conduct a Comprehensive Investigation/Corrective Action Study (CI/CAS) to evaluate the nature, extent and source of this chloride contamination. The CI/CAS workplan submitted to the KDHE suggested that Salt’s operations may not be primarily responsible for elevated chloride levels and proposed no additional investigation activities. After meeting with the KDHE in February 2002 to discuss the CI/CAS workplan, we agreed to submit a revised workplan and to conduct additional evaluations to further delineate the extent of the chloride-impacted groundwater underlying the facility. These evaluations were conducted during December 2003 and January 2004. Based on the results of these evaluations, the KDHE requested us to conduct additional investigations and propose conceptual remedial action plans. We and the city of Hutchinson have signed an agreement under which we will contribute $875,000 to the City of Hutchinson to help fund the approved remediation project, including allowing us to dispose of chloride-impacted groundwater extracted from several areas underlying the former Salt facility using the remediation system. We are still awaiting final approval from the KDHE. We anticipate that as part of the agreement, KDHE will not require any additional groundwater investigation activities at this time but may require us to perform minor soil remediation only in areas which have been significantly impacted and to perform additional groundwater monitoring. We have accrued for the settlement cost.

Hutchinson, Kansas Sinkhole. In connection with the former salt solution mining and steam extraction facility in Hutchinson, Kansas described in the preceding paragraph, a sinkhole developed at the facility in January 2005. Since its discovery the sinkhole has further expanded in diameter and is currently estimated to be 210 feet. Mosaic and its consultants are in the process of stabilizing the sinkhole to prevent further expansion, including taking measures to prevent the sinkhole from expanding closer to a nearby rail line owned by a third party. Mosaic has assembled a team of experts to determine the best way to address the sinkhole and has commenced remedial activities. We have accrued for these costs. It is possible that we may receive claims from governmental agencies or third parties relating to costs associated with the sinkhole that could exceed established reserves as this matter develops further.

New Wales Phosphogypsum Stack Anomaly. A subsurface loss of process water from the Phase 1 limited phosphogypsum stack at our New Wales facility located in Polk County, Florida was discovered on February 23, 2004. Upon discovery of the event we promptly notified representatives of the FDEP and other regulatory agencies and began a geotechnical assessment. The results of our assessment determined that a geologic anomaly had developed underlying the stack causing a collapse which breached the liner and allowed the subsurface release of phosphogypsum and process water. We embarked on a program to remediate the anomaly through a grouting process. As of October 27, 2004, our retained third party geotechnical consultant reported that the anomaly had been successfully repaired. We and our third party consultant are in the process of preparing a detailed final report to submit to FDEP. Because it appears the anomaly has been resolved, we do not anticipate future expenditures regarding this matter beyond preparation of the final report. We do not anticipate, but we cannot predict with certainty, whether the FDEP will require additional remedial work. We do not expect that future work, if any, will have a material adverse impact on our financial condition, therefore no accrual has been established as of May 31, 2005.

Ashepoo. Conoco, Inc. (Conoco) has filed an action against Agrico Chemical Company (Agrico), a subsidiary of the Company, seeking a declaratory judgment under the 1972 agreement whereby Conoco divested its interests in Agrico. The claim, filed on June 13, 2002 against Agrico and certain other subsidiaries of Mosaic (Mosaic Parties) and other unrelated defendants, concerns a former fertilizer manufacturing facility in Charleston, South Carolina (Ashepoo Site) (Conoco vs. Agrico Chemical Company et al., District Court of Oklahoma County, State of Oklahoma). Conoco alleged breach of contract for certain indemnification obligations and seeks declaratory judgment and unspecified reimbursement for costs expended by Conoco to investigate and remediate alleged contamination at the Ashepoo Site. On October 22, 2002, the Oklahoma District Court issued an order dismissing the Mosaic Parties because the court lacked jurisdiction to hear these claims. The court denied Conoco’s motion for reconsideration on June 6, 2003. The Oklahoma Court of Civil Appeals affirmed the dismissal on March 9, 2004. On November 9, 2004, the Oklahoma Supreme Court reversed the Court of Civil Appeals in part, and affirmed in part, finding that the court had personal jurisdiction over Agrico but not over the other Mosaic Parties. We intend to vigorously defend the underlying action and to seek any indemnification or other counterremedies to which we may be entitled. Therefore, no accrual has been established as of May 31, 2005. In a related case, Illinois courts have previously dismissed similar claims in another action by Conoco against Agrico relating to the interpretation of the same provisions of the 1972 agreement.

USEPA RCRA Initiative. The U.S. Environmental Protection Agency’s (USEPA) Office of Enforcement and Compliance Assurance has announced that it has targeted facilities in mineral processing industries, including phosphoric acid producers, for a thorough review under the U.S. Resource Conservation and Recovery Act (RCRA) and related state laws. Mining and processing of phosphates generates residual materials that must be managed both during the operation of a facility and upon a facility’s closure. Certain solid wastes generated by our phosphate operations may be subject to regulation under RCRA and related state laws. USEPA rules exempt “extraction” and “beneficiation” wastes, as well as 20 specified “mineral processing” wastes, from the hazardous waste management requirements of RCRA. Accordingly, certain of the residual materials which our phosphate operations generate, as well as process wastewater from phosphoric acid production, are exempt from RCRA regulation. However, the generation and management of other solid waste from phosphate operations may be subject to hazardous waste regulation if the waste is deemed to exhibit a “hazardous waste characteristic.” USEPA’s announcement indicates that by 2007, USEPA intends to inspect each facility in the phosphoric acid production sector to ensure full compliance with applicable RCRA regulations and to address any “imminent and substantial endangerment” found by USEPA under RCRA. To date, USEPA has requested information regarding the hazardous waste handling practices at our phosphate production facilities in Florida and Louisiana. The facilities have provided detailed answers to USEPA’s requests. USEPA has also inspected most of Mosaic’s processing facilities. USEPA has provided inspection reports identifying certain potential violations at some of the inspected facilities. Until we receive additional communications from USEPA, we cannot anticipate an outcome or assess the impact of USEPA’s RCRA initiative on our business or financial condition.

2004 Florida Hurricanes. During the 2004 hurricane season, three hurricanes impacted our central Florida processing facilities and mining operations, resulting in certain releases of phosphoric acid process wastewater and storm water into the environment. On July 1, 2005, we entered into a consent order with FDEP to pay a civil fine of $0.3 million as a result of a sudden release of approximately 65 million gallons of partially treated phosphoric acid process wastewater during Hurricane Frances from the phosphogypsum stack (Gypstack) at our Riverview, Florida phosphate production facility. The consent order also requires us to meet certain negotiated process water inventory reduction goals. Portions of the Riverview release, which was caused primarily as a result of extraordinary rainfall and hurricane winds, ultimately flowed into Hillsborough Bay. Governmental agencies are also asserting claims for natural resources damages in connection with the release from the Riverview Gypstack. Negotiations regarding those claims are ongoing. FDEP may seek civil penalties for releases at other processing facilities as well. Finally, FDEP sought civil penalties with respect to mining properties for hurricane-related releases. We have paid civil fines totaling less than $0.1 million for those releases. We intend to assert appropriate defenses in any such proceedings and, taking into consideration established accruals, do not currently expect that any such proceedings will have a material adverse effect on our business or financial condition.

On September 23, 2004, prior to the completion of the Combination, a Class Action Complaint and Demand for Jury Trial (Complaint) was filed against Cargill in the Circuit Court of the Thirteenth Judicial Circuit for Hillsborough County, Florida. The Complaint, which arises out of the sudden release of phosphoric acid process wastewater from the Riverview, Florida Gypstack described above, contains four counts, including statutory strict liability, common law strict liability, common law public nuisance, and negligence. We have assumed the defense of this lawsuit because it is related to the fertilizer businesses contributed to Mosaic under the Merger and Contribution Agreement. The strict liability counts relate to the discharge of pollutants or hazardous substances. Plaintiffs seek class certification and an award of damages, attorneys’ fees and costs on behalf of a class of unknown size comprising “all fishermen and those persons engaged in the commercial catch and sale of fish, bait, and related products in the Tampa Bay area who lost income and suffered damages because of the pollution, contamination and discharge of hazardous substances by the defendant”. We have filed a motion to dismiss the action. We believe that we have substantial defenses to the claims and intend to vigorously defend against the action. We cannot anticipate the outcome or assess the potential financial impact at this time.

Faustina Air Emissions. In revising its facility-wide air operating permit, our Faustina, Louisiana facility discovered potential air violations relating to increases in emissions resulting from the shutdown of a former urea plant at the Faustina facility as well as issues relating to the applicability of hazardous air pollutant regulations for hydrogen fluoride emissions and recordkeeping. We met with and reported the potential violations to the Louisiana Department of Environmental Quality (LDEQ) and indicated that other potential issues are under review and will be self-reported. The LDEQ issued a compliance order on June 16, 2005, with a compliance schedule requiring compliance with the hazardous air pollutant standards and establishing a testing schedule. The compliance order also temporarily modified the permitted emissions so the facility may continue to operate until permit amendments can be made. No new pollution control equipment is required to comply, although existing monitoring equipment required upgrade, which has been accomplished. The compliance order also includes a notice of proposed penalty, stating that the LDEQ is considering imposing penalties for the alleged violations. Penalties that could be sought by LDEQ potentially exceed $0.1 million. We cannot anticipate the outcome or assess the potential financial impact at this time.

Cubatao Valley, Brazil. The Cubatao Public Prosecution Office in Brazil, jointly with OIKOS – UNIÃO DOS DEFENSORES DA TERRA (Defenders of the Earth Union), filed a lawsuit in the 2nd Civil Court of Cubatao on January 15, 1986 against several companies, including a facility operated by our fertilizer businesses in the Cubatao Valley in Brazil. The plaintiffs seek recovery of damages for the companies’ alleged continuous discharge of pollutants into the atmosphere, which they assert would have caused, among other damage, degradation and the perishing of a considerable part of the vegetation cover in the slopes of the Serra do Mar mountain range. Review of this matter by a court-appointed expert panel is pending with no set deadline. We cannot anticipate the outcome or assess the potential financial impact at this time.

Fospar Matters. The State of Paraná Public Prosecution Service filed penal charges against Fospar, S.A. (Fospar) (in which our subsidiary, Mosaic Fertilizantes do Brasil, S.A., owns an approximate 62 percent equity interest) and former directors and employees of Fospar on April 10, 2003, alleging that they caused pollution by allowing rainwater to discharge solid residues of phosphoric rock from an outdoor storage area through a rainwater drainpipe into a mangrove area, thus causing contamination to an environmentally protected area. The alleged acts occurred in January 1999, prior to the acquisition of our ownership interest in Fospar. Although we have been named in the charges, Fospar has not received a citation to date and is therefore not yet an official party to the proceeding. We are continuing to evaluate the matter. We cannot anticipate the outcome or assess the potential financial impact at this time.

An action was brought in the 1st Federal Court of Paranagua against Fospar and the Brazilian Institute for the Environment and Renewable Natural Resources (IBAMA) by the Parana Public Prosecution Service in August 1999 seeking to cause Fospar to suspend any work or activities that might result in full or partial elimination of a mangrove swamp in the area of a proposed maritime terminal and bulk pier. The action also sought to void the existing environmental licenses and authorizations and sought redress of environmental damage. The court initially granted injunctive relief; however, the injunction was later cancelled. A second action was subsequently brought by the Parana Public Prosecution Service in October 1999 against Fospar and IBAMA seeking (i) to enjoin Fospar from carrying out any work or activities relating to dredging or intervention in the marine ecosystem that could cause an adverse environmental impact on the estuary, (ii) to void all environmental licenses and authorizations issued to the company in relation to the proposed maritime terminal and bulk pier, and (iii) redress of certain environmental damage. No injunctive relief was granted because of the status of the first case filed in August 1999. Shortly after the cases were filed in 1999, a federal judge ordered an expert environmental investigation relating to both cases. The results of the investigation were issued in October 2003 and were favorable to Fospar. Given the results of the expert investigation, we therefore expected a favorable result in both cases because, in addition to the investigation, the injunctive relief had been cancelled and the maritime terminal and bulk pier had been constructed in compliance with applicable laws, licenses, and authorizations and had commenced operations in February 2001. In July 2004, the federal court issued a consolidated ruling unfavorable to the defendants, including Fospar, finding that the request for canceling the licenses and authorizations was partially valid. Fospar and IBAMA were ordered to jointly pay nominal amounts plus monetary correction of Brazilian currency and six percent interest from the date of the alleged violation. Additionally, Fospar was ordered to pay two percent of its annual revenues for the five year period of 2000-2004.

Fospar estimates that the liability could range from zero to $2.1 million. As of May 31, 2005, no liability has been recorded in connection with this action as management does not consider it probable. We have filed an appeal of the monetary aspects of the ruling and the Parana Public Prosecution Service has filed an appeal requesting that the maritime terminal and bulk pier built within the mangrove area be torn down and that the licenses and authorizations previously issued be cancelled.

Other Environmental Matters. Superfund and equivalent state statutes impose liability without regard to fault or to the legality of a party’s conduct on certain categories of persons who are considered to have contributed to the release of “hazardous substances” into the environment. Under Superfund, or its various state analogues, one party may, under certain circumstances, be required to bear more than its proportionate share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Currently, our subsidiaries are involved or concluding involvement at several Superfund or equivalent state sites. The subsidiaries’ remedial liability from these sites, either alone or in the aggregate, currently is not expected to have a material adverse effect on our business or financial condition. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

Through its 1997 merger with Freeport-McMoRan Inc. (FTX), our subsidiary, Mosaic Global Holdings assumed responsibility for environmental impacts at a significant number of oil and gas facilities that had been operated by FTX, PLP (which was merged into PAP in connection with the Combination) or their predecessors. In connection with the acquisition of the sulphur transportation and terminaling assets of Freeport-McMoRan Sulphur LLC (FMS) in 2002, Mosaic Global Holdings and PAP reached an agreement with FMS and McMoRan Exploration Co. (MOXY) whereby FMS and MOXY would assume responsibility for and indemnify Mosaic Global Holdings and PAP against these oil and gas responsibilities except for a limited number of specified potential claims for which Mosaic Global Holdings or PAP retained responsibility. Such specified claims, either individually or in the aggregate are not expected to have a material adverse effect on our business or financial condition. We have not established an accrual as of May 31, 2005.

We believe that, pursuant to several indemnification agreements, our subsidiaries are entitled to at least partial, and in many instances complete, indemnification for the costs that may be expended by us or our subsidiaries to remedy environmental issues at certain facilities. These agreements address issues that resulted from activities occurring prior to our acquisition of facilities or businesses from parties including, but not limited to, ARCO (BP); Beatrice Fund for Environmental Liabilities; Conoco; Conserv; Estech, Inc.; Kaiser Aluminum & Chemical Corporation; Kerr-McGee Inc.; PPG Industries, Inc.; The Williams Companies and certain other private parties. Our subsidiaries have already received and anticipate receiving amounts pursuant to the indemnification agreements for certain of their expenses incurred to date as well as future anticipated expenditures. Potential indemnification is not considered in our established reserves.

IMC Salt and Ogden Litigation

On or about August 25, 2001, a lawsuit styled Madison Dearborn Partners, LLC vs. IMC Global Inc. (now known as Mosaic Global Holdings) was commenced by plaintiff Madison Dearborn Partners, LLC (MDP) in the Circuit Court of Cook County, Illinois alleging that Mosaic Global Holdings breached a letter of intent for the sale of the Salt and Ogden businesses to MDP. Mosaic Global Holdings sold the Salt and Ogden businesses to a party other than MDP in November 2001. MDP’s original complaint sought in the alternative specific performance or damages in excess of $100,000. In its first amended complaint (filed on September 25, 2001) MDP added IMC Salt Inc. (Salt) and more than a dozen former Salt and Ogden subsidiaries of Mosaic Global Holdings as “Interested Parties” that MDP alleged would have been purchased but for Mosaic Global Holdings’ alleged breach of contract. On January 25, 2002, the Cook County Circuit Court dismissed Salt and the former subsidiaries from the action, but allowed discovery to proceed on the issues alleged in the first amended complaint. On October 6, 2004, the court granted Mosaic Global Holdings’ motion for partial summary judgment, ordering that the remedy available to plaintiff, should it prevail on its theory of liability, would be limited to the costs plaintiff expended for the negotiation process, and not plaintiff’s claim to the difference between the purchase price MDP offered for the business and the price for which Mosaic Global Holdings ultimately sold the Salt and Ogden businesses plus lost profits of those businesses. On October 22, 2004, the court denied MDP’s motion for an interlocutory appeal of the order for partial summary judgment. MDP may seek to appeal the partial summary judgment after the conclusion of any trial in the case. On April 12, 2005, approximately two weeks before the trial on this lawsuit was scheduled to begin, MDP filed a motion to amend its complaint to add a new claim for fraud. On April 21, 2005, the court granted MDP’s motion, and MDP subsequently filed its second amended complaint. In its latest amended complaint, in addition to its preexisting breach of contract and promissory estoppel claims, MDP alleges that Mosaic Global Holdings fraudulently misrepresented its intent to enter a transaction with MDP under the terms outlined in a letter of intent, and that MDP suffered damages in relying on the allegedly fraudulent statements. Under its fraud claim, MDP seeks reliance damages and punitive damages. Mosaic Global Holdings is currently involved in discovery on MDP’s fraud claim. The trial is scheduled to begin on October 24, 2005. We believe that the suit is without merit and intend to vigorously defend this action.

Tax Contingencies

We and a number of our affiliates are engaged in judicial and administrative proceedings with respect to various tax matters. Substantially all of these proceedings relate to non-income taxes.

More particularly, our Brazilian subsidiary is engaged in a number of judicial and administrative proceedings relating to various tax matters. We estimate that our maximum potential liability with respect to these matters is approximately $75 million. We have recorded an accrual of approximately $35.8 million with respect to these proceedings. Based on the current status of similar tax cases involving unrelated taxpayers, we believe we have recorded adequate accruals for the probable liability with respect to these Brazilian judicial and administrative proceedings. In addition, with respect to some of the Brazilian judicial proceedings, we have made deposits with various courts in Brazil to cover our potential liability with respect to these proceedings. The total amount of these judicial deposits stands at approximately $7.0 million, considering historical value, as of May 31, 2005. In addition, as a result of a recent change in Brazilian law, we have the ability to utilize certain excess PIS Cofins tax credits to satisfy our obligations to make certain tax payments, including judicial deposits. The amount of these excess PIS Cofins tax credits stands at about $10.5 million. In the event that the Brazilian government were to prevail in connection with all judicial and administrative matters involving us, our maximum cash tax liability with respect to these matters would be approximately $23.8 million.

Florida Sales and Use Tax. On July 18, 2005, a Notice of Intent to Make Audit Changes (the Notice) was sent to Cargill Fertilizer, Inc. followed up by a letter dated July 28, 2005 by the Florida Department of Revenue asserting that taxes of $46.6 million, together with penalties and interest through July 1, 2005 totaling $28.7 million (for a total of $75.3 million), are owed to the State of Florida for unpaid sales and use taxes for the period beginning June 1, 1997 through May 31, 2002. In general, the obligations of Cargill Fertilizer, Inc., which is a subsidiary of Cargill, were assumed by us in connection with the Combination. The Notice, which is dated as of July 1, 2005, relates to a sales and use tax audit which has been pending in Florida for several years. On August 1, 2005, we responded to Florida Department of Revenue requesting a conference to discuss the Notice. In its July 28, 2005 letter, the Florida Department of Revenue informed us that it intends to seek a Notice of Proposed Assessment on August 10, 2005, which will include protest procedures and the expiration date of the right to appeal. We intend to meet with the Department of Revenue and believe that the amount asserted as being due has been calculated using inaccurate assumptions, provided however, we can not anticipate the outcome or assess the potential financial impact at this time.

Other Claims

We also have certain other contingent liabilities with respect to litigation and claims of third parties arising in the ordinary course of business. We do not believe that any of these contingent liabilities will have a material adverse impact on our business or financial condition.

Our management is awaiting additional information in order to determine the fair value of some of the former IMC contingencies in order to complete purchase accounting. The final value of the liabilities ultimately recorded for these contingencies may differ from the amounts presented.

26. BUSINESS SEGMENTS

Our reportable segments are managed separately because each business requires different technology and has different market dynamics. Our management determined this segment structure based on how management manages the business. As a result, this structure is different than the prior structure of CCN.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2. All intersegment sales are at market price and are eliminated within the other segment. We evaluate performance based on the operating earnings of the respective business segments. The segment results may not represent the actual results that would be expected if they were independent, standalone businesses.

For a description of the business segments see Note 1. The Other segment primarily represents activities associated with corporate office activities and eliminations.

Segment information for fiscal years 2005, 2004 and 2003 was as follows:

	Phosphates	Potash	Nitrogen	Offshore	Other	Total
2005
Net sales to external customers	$2,138.1	$859.4	$112.5	$1,218.7	$68.0	$4,396.7
Intersegment net sales	174.4	10.0	7.3	10.2	(201.9)	—
Gross margin	162.5	246.1	15.4	99.4	2.1	525.5
Operating earnings (loss)	88.5	227.9	10.9	23.0	(31.8)	318.5
Capital expenditures	176.1	44.1	1.1	24.0	9.9	255.2
Depreciation, depletion and amortization	145.0	61.1	0.5	11.9	0.8	219.3
Equity in net earnings of nonconsolidated companies	1.8	0.1	15.1	38.9	—	55.9

Total assets as of May 31, 2005	3,960.2	4,776.3	185.9	823.6	(1,302.0)	8,444.0

2004
Net sales to external customers	$983.2	$51.1	$214.9	$1,112.0	$12.8	$2,374.0
Intersegment net sales	196.1	—	—	18.4	(214.5)	—
Gross margin	62.5	2.3	11.8	97.3	3.7	177.6
Operating earnings (loss)	23.4	1.4	8.5	40.9	2.6	76.8
Capital expenditures	144.7	0.2	0.7	16.4	0.1	162.1
Depreciation, depletion and amortization	94.0	0.2	0.5	9.7	0.2	104.6
Equity in net earnings of nonconsolidated companies	2.7	—	12.1	21.0	—	35.8

Total assets as of May 31, 2004	1,126.2	7.1	135.8	617.4	(16.0)	1,870.5

2003
Net sales to external customers	$701.6	$15.6	$128.1	$812.3	$5.1	$1,662.7
Intersegment net sales	162.8	—	—	12.3	(175.1)	—
Gross margin	67.2	1.7	9.0	81.9	(0.6)	159.2
Operating earnings	32.4	0.9	4.9	33.0	1.2	72.4
Capital expenditures	97.1	0.2	0.6	21.3	—	119.2
Depreciation, depletion and amortization	79.1	0.1	0.5	8.1	—	87.8
Equity in net earnings of nonconsolidated companies	0.7	—	7.3	17.7	—	25.7

Total assets as of May 31, 2003	1,000.8	4.3	118.9	504.3	(10.1)	1,618.2

Financial information relating to our operations by geographic area was as follows:

	Years Ended May 31
	2005	2004	2003
Net sales[a]
Brazil	$807.3	$658.2	$465.3
India	325.8	137.0	54.6
Canada	363.1	138.0	75.0
Argentina	211.2	170.6	114.4
China	454.7	251.1	244.8
Other	992.8	631.7	426.5

Total foreign countries	3,154.9	1,986.6	1,380.6
United States	1,241.8	387.4	282.1

Consolidated	$4,396.7	$2,374.0	$1,662.7

[a]	Revenues are attributed to countries based on location of customer.

	May 31
	2005	2004	2003

Long-lived assets
Brazil	$318.3	$225.7	$219.1
Canada	2,909.5	—	—
Other	36.8	146.8	133.6

Total foreign countries	3,264.6	372.5	352.7
United States	3,447.5	829.5	712.6

Consolidated	$6,712.1	$1,202.0	$1,065.3

27. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We have adopted SFAS No. 133, as amended which requires us to record all derivatives on the consolidated balance sheet at fair market value. Changes in the fair value of derivatives are immediately recognized in earnings, unless they meet the hedging criteria of SFAS No. 133. The criteria used to determine if hedge accounting treatment is appropriate are: (i) the designation of the hedge to an underlying exposure; (ii) whether or not the overall risk is being reduced and; (iii) is there a high degree of correlation between the value of the derivative instrument and the underlying obligation. On the date a derivative contract is entered into, we designate the derivative as either: (i) a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); or (iii) a hedge of a net investment in a foreign operation (net investment hedge). We formally document our hedge relationships, including identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge transaction at the inception of the hedge, if we plan to account for the derivative as a hedge under SFAS No. 133. During the fiscal year ended May 31, 2005, we had one interest rate swap that was designated as a fair value hedge. During the fiscal year ended May 31, 2004 there were no derivative instruments that were designated as hedges. When it is determined that a derivative ceases to be an effective hedge or when the anticipated transaction is no longer likely to occur, we discontinue hedge accounting.

We are exposed to the impact of interest rate changes on borrowings, fluctuations in the functional currency of foreign operations and the impact of fluctuations in the purchase price of natural gas, ammonia and sulphur consumed in operations, freight costs, fluctuations in market prices for the Company’s products, as well as changes in the market value of its financial instruments. We periodically enter into derivatives in order to mitigate our interest rate risk, foreign currency risks and the effects of changing commodity prices, but not for speculative purposes.

We use financial instruments, including forward contracts, costless collars and call options, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Consolidated Statement of Operations. One of the primary currency exposures relates to Potash sales which are denominated in U.S. dollars, but the costs of which are paid in Canadian dollars, which is its functional currency. Our Canadian businesses monitor their foreign currency risk by estimating their forecast transactions in U.S. dollars and Canadian dollars. Our international distribution and production operations monitor their foreign currency risk by assessing their balance sheet, contracted sales and purchase exposures. The Brazilian operations enter into foreign currency futures traded on Futures and Commodities Exchange—BM&F to hedge the foreign currency risk. Our other foreign locations use forward contracts to reduce foreign currency risk. We use natural gas forward purchase contracts, swaps and costless collars to reduce the risk related to significant price changes in natural gas. We use interest rate swap contracts to manage our exposure to movements in interest rates. The use of these financial instruments modifies the exposure of these risks with the intent to reduce our risk and variability.

Foreign Currency Exchange Contracts

We had a notional amount of $293.3 million of Canadian dollar exchange contracts outstanding as of May 31, 2005. The Canadian dollar contracts outstanding as of May 31, 2005 mature in various months through April 2006. These agreements provide for the sale of U.S. dollars at a weighted-average protected rate of 1.1935 Canadian dollars per U.S. dollar as of May 31, 2005. The costless collars had a weighted-average protected rate of 1.1585 Canadian dollars per U.S. dollar, which was included in the weighted-average protected rate of 1.1935 Canadian dollars per U.S. dollar discussed above, and a weighted-average participation rate of 1.2486 Canadian dollars per U.S. dollar as of May 31, 2005.

As of May 31, 2005, the Brazilian operations had entered into a forward contract to purchase $33.5 million U.S. dollars at 2.4423 Brazilian Reias per U.S. dollar. As of May 31, 2005, in India there were contracts to purchase $12.3 million U.S. dollars at a rate of 43.9525 rupees per U.S. dollar and in Chile there were contracts to purchase $20.6 million U.S. dollars at an average rate of 579.11 Chilean pesos per U.S. dollar. Other countries had outstanding forward contracts with notional amounts aggregating $0.9 million, as of May 31, 2005.

In order to mitigate the foreign currency exchange risk on a consolidated basis, Mosaic has booked forward contracts in the U.S. offsetting risk in certain countries. For Thailand risk, there were contracts in the U.S. to purchase $40.1 million U.S. dollars at a weighted average rate of 39.8838 Bahts per U.S. dollar and for China risk there was a contract to purchase $0.5 million U.S. dollars at a rate of 8.1915 Chinese yuan per U.S. dollar.

As of May 31, 2005 our outstanding foreign exchange derivative contracts, though mitigating risks, did not qualify for hedge accounting treatment under SFAS No. 133. The changes in the fair value of these contacts are recognized immediately in cost of goods sold.

In addition to the above, Potash translates its U.S. dollar denominated balance sheet accounts to its Canadian dollars functional currency, which results in transaction gains or losses reflected in the Consolidated Statement of Operations. All of Potash’s balance sheet accounts are then translated back to U.S. dollars for consolidation purposes, the impact of which is reflected in accumulated other comprehensive loss in the Consolidated Balance Sheet. The latter translation impact is recorded directly to stockholders’ equity and not in the Consolidated Statement of Operations. We do not hedge this later translation exposure, as it does not affect cash flow.

Commodities

We had a notional amount of $43.9 million of natural gas swap contracts outstanding as of May 31, 2005. The contracts mature in various months through December 2007 at an average price of $6.71 U.S. dollar per mmbtu and $6.46 Canadian dollar per giga-joule. These contracts are being used to mitigate volatility in natural gas prices.

In a three-way collar, we buy a call, sell a call at a higher price and sell a put. The three-way collar structure allows for greater participation in a decrease in natural gas prices and protects against moderate price increases. However, we will have some exposure to large price increases. As of May 31, 2005 we had 6.6 million mmbtu at an average price of $7.79 U.S. dollar on the calls purchased, $9.12 U.S. dollar on the calls sold and $7.01 U.S. dollar on the puts sold as well as 4.7 million gigajoule at an average price of $8.10 Canadian dollar on the calls purchased, $9.39 Canadian dollar on the calls sold and $7.37 Canadian dollar on the puts sold. The three-way collars extend through March 2006.

As of May 31, 2005 our outstanding commodity derivative contracts, though mitigating risks, were determined to not qualify for hedge accounting treatment under FAS 133. At November 30, 2004 $6.6 million in losses and February 28, 2005 $4.8 million in gains were included in Accumulated Other Comprehensive Loss that should have been recognized in cost of goods sold. We corrected this error in the fourth quarter and also recorded $2.5 million in losses that were related to the fourth quarter for a net reclassification of $4.3 million during the three months ended May 31, 2005. The changes in the fair value of these contracts going forward will be recognized immediately in cost of goods sold.

Interest Rates

On May 25, 2005 we entered into a fixed to floating rate interest swap agreement with respect to the $150.0 million, 10.875 percent Senior Notes due August 1, 2013 (Swap). The Swap calls for us to pay a floating rate of interest equal to six months LIBOR plus 631 basis point and the counterparty to pay a fixed rated of 10.875 percent. This interest rate swap has been designated as a fair value hedge. The changes in the fair value are applied to the underlying piece of debt. This fair value hedge qualifies for the short-cut method and therefore there is no ineffectiveness.

We entered into a fixed to floating rate interest swap agreement prior to the Combination with respect to $150.0 million of our $400 million 10.875 percent Senior Notes, due August 1, 2013, which called for us to pay a floating rate of interest equal to six-months LIBOR plus 636 basis points and the counterparty to pay a fixed rate of 10.875 percent. This swap was cancelled on May 25, 2005 and we were required to pay approximately $1.1 million to the counterparty. In addition to this cancellation payment, because the swap did not qualify for hedge accounting treatment after the date of the Combination we incurred $5.6 million in additional interest expense during fiscal year 2005.

28.	CONDENSED CONSOLIDATING FINANCIAL STATEMENTS – SENIOR NOTES

Payment of the Mosaic Global Holdings Senior Notes is fully and unconditionally guaranteed by Mosaic, certain of Mosaic Global Holdings restricted subsidiaries (as defined in the Mosaic Global Holdings Senior Notes indentures) and Mosaic Fertilizer, LLC and Mosaic Crop Nutrition, LLC. The following tables present condensed consolidating financial information for the guarantors of the Mosaic Global Holdings Senior Notes.

Condensed Consolidating Statement of Operations

(In millions)

	The Mosaic Company (Parent)	Mosaic Global Holdings Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2005
Net sales	$—	$—	$3,359.2	$2,416.5	$(1,379.0)	$4,396.7
Cost of goods sold	—	(0.4)	3,051.3	2,195.8	(1,375.5)	3,871.2

Gross margin	—	0.4	307.9	220.7	(3.5)	525.5
Selling, general and administrative expenses	2.1	0.4	127.0	78.4	(0.9)	207.0
Other operating (income) expense	(0.1)	(0.2)	(2.4)	(8.4)	11.1	—

Operating earnings (loss)	(2.0)	0.2	183.3	150.7	(13.7)	318.5
Interest expense	5.6	79.3	20.9	14.5	0.3	120.6
Other (income) expense	(4.4)	(17.8)	12.9	(8.1)	0.4	(17.0)
Equity in earnings (loss) of consolidated subsidiaries	—	150.9	25.3	1.8	(178.0)	—

Earnings (loss) from consolidated companies before income taxes and the cumulative effect of a change in accounting principle	(3.2)	89.6	174.8	146.1	(192.4)	214.9
Provision (benefit) for income taxes	9.1	(17.9)	54.3	55.0	(2.2)	98.3

Earnings (loss) from consolidated companies before the cumulative effect of a change in accounting principle	(12.3)	107.5	120.5	91.1	(190.2)	116.6
Equity in net earnings (loss) of nonconsolidated companies	—	—	3.1	53.6	(0.8)	55.9
Minority interests in net earnings of consolidated companies	—	—	—	(1.5)	(3.4)	(4.9)

Earnings (loss) from continuing operations before the cumulative effect of a change in accounting principle	(12.3)	107.5	123.6	143.2	(194.4)	167.6
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(2.0)	—	(2.0)

Net earnings (loss)	$(12.3)	$107.5	$123.6	$141.2	$(194.4)	$165.6

Condensed Consolidating Statement of Operations

(In millions)

	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2004
Net sales	$1,360.0	$1,228.5	$(214.5)	$2,374.0
Cost of goods sold	1,281.9	1,129.0	(214.5)	2,196.4

Gross margin	78.1	99.5	—	177.6
Selling, general and administrative expenses	40.2	59.9	—	100.1
Other operating (income) expense	1.3	(0.6)	—	0.7

Operating earnings	36.6	40.2	—	76.8
Interest (income) expense	(3.0)	32.2	—	29.2
Other expense	0.4	7.1	—	7.5

Earnings from consolidated companies before income taxes	39.2	0.9	—	40.1
Provision (benefit) for income taxes	4.2	(2.0)	—	2.2

Earnings from consolidated companies	35.0	2.9	—	37.9
Equity in net earnings of nonconsolidated companies	0.2	35.6	—	35.8
Minority interests in net earnings of consolidated companies	—	(1.4)	—	(1.4)

Net earnings	$35.2	$37.1	$—	$72.3

Condensed Consolidating Statement of Operations

(In millions)

	Wholly owned Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2003
Net sales	$931.3	$908.1	$(176.7)	$1,662.7
Cost of goods sold	856.7	822.2	(175.4)	1,503.5

Gross margin	74.6	85.9	(1.3)	159.2
Selling, general and administrative expenses	33.6	55.2	(1.2)	87.6
Other operating (income) expense	2.0	(2.8)	—	(0.8)

Operating earnings (loss)	39.0	33.5	(0.1)	72.4
Interest (income) expense	(6.0)	47.3	(0.1)	41.2
Other expense	0.9	1.3	—	2.2

Earnings (loss) from consolidated companies before income taxes	44.1	(15.1)	—	29.0
Provision (benefit) for income taxes	12.2	(8.4)	—	3.8

Earnings (loss) from consolidated companies	31.9	(6.7)	—	25.2
Equity in net earnings of nonconsolidated subsidiaries	—	25.7	—	25.7
Minority interests in net losses of consolidated companies	—	2.5	—	2.5

Net earnings from continuing operations	31.9	21.5	—	53.4
Discontinued operations, net of income taxes	—	0.5	—	0.5

Net earnings	$31.9	$22.0	$—	$53.9

Condensed Consolidating Balance Sheet

(In millions)

	The Mosaic Company (Parent)	Mosaic Global Holdings Inc	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
As of May 31, 2005
Assets
Current assets:
Cash and cash equivalents	$60.5	$112.5	$13.8	$58.2	$—	$245.0
Receivables, net	3.8	6.4	259.4	327.9	10.0	607.5
Trade receivables due from Cargill, Incorporated and affiliates	788.6	91.4	2,293.9	435.7	(3,545.4)	64.2
Inventories, net	—	0.1	513.8	246.1	(6.6)	753.4
Other current assets	0.5	(35.8)	53.2	43.9	—	61.8

Total current assets	853.4	174.6	3,134.1	1,111.8	(3,542.0)	1,731.9
Property, plant and equipment, net	—	—	3,062.4	1,059.0	—	4,121.4
Due from affiliates	—	675.9	480.1	103.0	(1,259.0)	—
Investment in consolidated companies	2,700.4	1,805.6	3,007.3	12.3	(7,525.6)	—
Investment in nonconsolidated companies	—	—	21.0	301.4	—	322.4
Other assets	6.8	34.2	1,700.6	524.9	1.8	2,268.3

Total assets	$3,560.6	$2,690.3	$11,405.5	$3,112.4	$(12,324.8)	$8,444.0

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities	$13.0	$24.7	$465.0	$347.5	$0.9	$851.1
Trade accounts payable due to Cargill, Incorporated and affiliates	2.0	(155.6)	1,363.0	137.8	(1,319.3)	27.9
Customer prepayments	—	—	2.4	21.0	—	23.4
Short-term debt and current maturities of long-term debt	3.5	26.9	75.0	99.5	—	204.9
Due to Cargill, Incorporated and affiliates	46.2	737.9	1,109.7	308.0	(2,201.8)	—

Total current liabilities	64.7	633.9	3,015.1	913.8	(3,520.2)	1,107.3
Long-term debt, less current maturities	346.5	1,853.5	202.1	53.1	—	2,455.2
Long-term due to Cargill, Incorporated and affiliates	50.0	130.8	922.6	188.1	(1,283.0)	8.5
Other noncurrent liabilities	0.1	292.9	1,139.5	363.0	(157.8)	1,637.7
Minority interests in consolidated subsidiaries	—	(240.7)	455.7	11.4	(204.6)	21.8
Stockholders’ equity (deficit)	3,099.3	19.9	5,670.5	1,583.0	(7,159.2)	3,213.5

Total liabilities and stockholders’ equity (deficit)	$3,560.6	$2,690.3	$11,405.5	$3,112.4	$(12,324.8)	$8,444.0

Condensed Consolidating Balance Sheet

(In millions)

	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
As of May 31, 2004
Assets
Current assets:
Cash and cash equivalents	$—	$10.1	$—	$10.1
Cash management account with Cargill, Incorporated	344.6	—	(344.6)	—
Receivables, net	74.4	125.0	—	199.4
Trade receivables due from Cargill, Incorporated and affiliates	31.4	22.6	(21.1)	32.9
Inventories net	212.5	145.5	—	358.0
Other current assets	36.4	31.7	—	68.1

Total current assets	699.3	334.9	(365.7)	668.5
Property, plant and equipment, net	774.0	118.1	—	892.1
Due from affiliates	—	27.2	—	27.2
Investment in nonconsolidated companies	3.8	255.3	—	259.1
Other assets	10.9	12.7	—	23.6

Total assets	$1,488.0	$748.2	$(365.7)	$1,870.5

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities	$141.2	$57.3	$—	$198.5
Trade accounts payable due to Cargill, Incorporated and affiliates	27.0	14.6	(21.1)	20.5
Customer prepayments	5.1	21.4	—	26.5
Due to Cargill, Incorporated and affiliates	2.3	545.2	(344.6)	202.9
Short-term debt and current maturities of long-term debt	—	9.8	—	9.8

Total current liabilities	175.6	648.3	(365.7)	458.2
Long-term due to Cargill, Incorporated and affiliates	21.6	296.6	—	318.2
Long-term debt, less current maturities	13.8	18.8	—	32.6
Other noncurrent liabilities	165.2	46.3	—	211.5
Minority interests in consolidated subsidiaries	—	7.6	—	7.6
Stockholders’ equity (deficit)	1,111.8	(269.4)	—	842.4

Total liabilities and stockholders’ equity (deficit)	$1,488.0	$748.2	$(365.7)	$1,870.5

Condensed Consolidating Statement of Cash Flows

(In millions)

	The Mosaic Company (Parent)	Mosaic Global Holdings Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2005
Cash Flows from Operating Activities:
Net cash provided by (used in) operating activities	$(857.8)	$(459.0)	$(646.7)	$398.7	$1,898.5	$333.7
Cash Flows from Investing Activities:
Capital expenditures	—	—	(226.6)	(28.6)	—	(255.2)
Cash acquired in acquisition of IMC Global Inc.	—	2.4	9.2	41.4	—	53.0
Investment in note of Saskferco Products Inc.	—	—	(14.3)	—	—	(14.3)
Investments in nonconsolidated companies	—	—	—	(5.5)	—	(5.5)
Proceeds from the sale of assets	—	—	0.3	0.5	—	0.8
Other	—	(2.9)	18.7	(9.7)	—	6.1

Net cash used in investing activities	—	(0.5)	(212.7)	(1.9)	—	(215.1)
Cash Flows from Financing Activities:
Payments of long-term debt	—	(1,170.3)	(13.1)	(31.7)	—	(1,215.1)
Proceeds from issuance of long-term debt	350.0	891.4	50.0	88.3	—	1,379.7
Proceeds from stock options exercised	26.4	—	—	—	—	26.4
Contributions from Cargill, Incorporated	9.8	—	—	—	—	9.8
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	550.7	868.7	842.5	(421.5)	(1,898.5)	(58.1)
Cash dividends paid	(11.4)	—	—	—	—	(11.4)
Debt refinancing and issuance costs	(7.2)	(17.8)	—	—	—	(25.0)

Net cash provided by (used in) financing activities	918.3	572.0	879.4	(364.9)	(1,898.5)	106.3
Effect of exchange rate changes on cash	—	—	(6.2)	16.2	—	10.0

Net change in cash and cash equivalents	60.5	112.5	13.8	48.1	—	234.9
Cash and cash equivalents - beginning of year	—	—	—	10.1	—	10.1

Cash and cash equivalents - end of year	$60.5	$112.5	$13.8	$58.2	$-	$245.0

Condensed Consolidating Statement of Cash Flows

(In millions)

	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2004
Cash Flows from Operating Activities
Net cash provided by (used in) operating activities	$133.8	$(12.3)	$—	$121.5
Cash Flows from Investing Activities
Capital expenditures	(145.6)	(16.5)	—	(162.1)
Investments in businesses acquired and minority interests	(16.0)	(13.2)	—	(29.2)
Investment in note of Saskferco Products Inc.	—	(27.2)	—	(27.2)
Investments in nonconsolidated companies	(0.1)	—	—	(0.1)
Proceeds from the sale of assets	1.5	0.4	—	1.9
Other	1.4	0.5	—	1.9

Net cash used in investing activities	(158.8)	(56.0)	—	(214.8)

Cash Flows from Financing Activities
Payments of long-term debt	—	(18.8)	—	(18.8)
Proceeds from issuance of long-term debt	—	12.9	—	12.9
Contributions by Cargill, Incorporated	8.2	116.5	—	124.7
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	16.8	(39.9)	—	(23.1)
Other	—	0.1	—	0.1

Net cash provided by financing activities	25.0	70.8	—	95.8
Effect of exchange rate changes of cash	—	(0.2)	—	(0.2)

Net change in cash and cash equivalents	—	2.3	—	2.3
Cash and cash equivalents - beginning of year	—	7.8	—	7.8

Cash and cash equivalents - end of year	$—	$10.1	$—	$10.1

Condensed Consolidating Statement of Cash Flows

(In millions)

	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2003
Cash Flows from Operating Activities
Net cash provided by (used in) operating activities	$58.5	$(27.0)	$—	$31.5
Cash Flows from Investing Activities
Capital expenditures	(98.1)	(21.1)	—	(119.2)
Investments in businesses acquired and minority interests	(119.9)	—	—	(119.9)
Investments in nonconsolidated companies	(0.4)	(9.8)	—	(10.2)
Proceeds from the sale of assets	2.1	2.3	—	4.4
Other	(0.1)	(0.2)	—	(0.3)

Net cash used in investing activities	(216.4)	(28.8)	—	(245.2)
Cash Flows from Financing Activities
Payments of long-term debt	—	(16.3)	—	(16.3)
Proceeds from issuance of long-term debt	—	13.7	—	13.7
Contributions by Cargill, Incorporated	62.6	58.2	—	120.8
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	95.3	(16.3)	—	79.0
Other	—	0.2	—	0.2

Net cash provided by financing activities	157.9	39.5	—	197.4
Net cash provided by discontinued operations	—	8.2	—	8.2
Effect of exchange rate changes of cash	—	6.9	—	6.9

Net change in cash and cash equivalents	—	(1.2)	—	(1.2)
Cash and cash equivalents - beginning of year	—	9.0	—	9.0

Cash and cash equivalents - end of year	$—	$7.8	$—	$7.8

29.	CONDENSED CONSOLIDATING FINANCIAL STATEMENTS-MOSAIC GLOBAL HOLDINGS OTHER NOTES

Payment of the Mosaic Global Holdings Other Notes is fully and unconditionally guaranteed by Mosaic, Mosaic Fertilizer, LLC and Mosaic Crop Nutrition, LLC. The following tables present condensed consolidating financial information for the guarantors of the Mosaic Global Holdings Other Notes.

Condensed Consolidating Statement of Operations

(In millions)

	The Mosaic Company (Parent)	Mosaic Global Holdings Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2005
Net sales	$—	$—	$1,704.6	$4,071.1	$(1,379.0)	$4,396.7
Cost of goods sold	—	(0.4)	1,628.4	3,618.7	(1,375.5)	3,871.2

Gross margin	—	0.4	76.2	452.4	(3.5)	525.5
Selling, general and administrative expenses	2.1	0.4	69.6	135.8	(0.9)	207.0
Other operating (income) expense	(0.1)	(0.2)	(5.0)	(5.8)	11.1	—

Operating earnings (loss)	(2.0)	0.2	11.6	322.4	(13.7)	318.5
Interest expense	5.6	79.3	9.3	26.1	0.3	120.6
Other (income) expense	(4.4)	(17.8)	(2.0)	6.8	0.4	(17.0)
Equity in earnings (loss) of consolidated subsidiaries	—	150.9	—	27.1	(178.0)	—

Earnings (loss) from consolidated companies before income taxes and the cumulative effect of a change in accounting principle	(3.2)	89.6	4.3	316.6	(192.4)	214.9
Provision (benefit) for income taxes	9.1	(17.9)	(2.7)	112.0	(2.2)	98.3

Earnings (loss) from consolidated companies before the cumulative effect of a change in accounting principle	(12.3)	107.5	7.0	204.6	(190.2)	116.6
Equity in net earnings (loss) of nonconsolidated companies	—	—	1.4	55.3	(0.8)	55.9
Minority interests in net earnings of consolidated companies	—	—	—	(1.5)	(3.4)	(4.9)

Net earnings (loss) from continuing operations before the cumulative effect of a change in accounting principle	(12.3)	107.5	8.4	258.4	(194.4)	167.6
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(2.0)	—	(2.0)

Net earnings (loss)	$(12.3)	$107.5	$8.4	$256.4	$(194.4)	$165.6

Condensed Consolidating Statement of Operations

(In millions)

	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2004
Net sales	$1,360.0	$1,228.5	$(214.5)	$2,374.0
Cost of goods sold	1,281.9	1,129.0	(214.5)	2,196.4

Gross margin	78.1	99.5	—	177.6
Selling, general and administrative expenses	40.2	59.9	—	100.1
Other operating (income) expense	1.3	(0.6)	—	0.7

Operating earnings	36.6	40.2	—	76.8
Interest (income) expense	(3.0)	32.2	—	29.2
Other expense	0.4	7.1	—	7.5

Earnings from consolidated companies before income taxes	39.2	0.9	—	40.1
Provision (benefit) for income taxes	4.2	(2.0)	—	2.2

Earnings from consolidated companies	35.0	2.9	—	37.9
Equity in net earnings of nonconsolidated companies	0.2	35.6	—	35.8
Minority interests in net earnings of consolidated companies	—	(1.4)	—	(1.4)

Net earnings	$35.2	$37.1	$—	$72.3

Condensed Consolidating Statement of Operations

(In millions)

	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2003
Net sales	$931.3	$908.1	$(176.7)	$1,662.7
Cost of goods sold	856.7	822.2	(175.4)	1,503.5

Gross margin	74.6	85.9	(1.3)	159.2
Selling, general and administrative expenses	33.6	55.2	(1.2)	87.6
Other operating (income) expense, net	2.0	(2.8)	—	(0.8)

Operating earnings (loss)	39.0	33.5	(0.1)	72.4
Interest (income) expense	(6.0)	47.3	(0.1)	41.2
Other expense	0.9	1.3	—	2.2

Earnings (loss) from consolidated companies before income taxes	44.1	(15.1)	—	29.0
Provision (benefit) for income taxes	12.2	(8.4)	—	3.8

Earnings (loss) from consolidated companies	31.9	(6.7)	—	25.2
Equity in net earnings of nonconsolidated companies	—	25.7	—	25.7
Minority interests in net losses of consolidated companies	—	2.5	—	2.5

Net earnings from continuing operations	31.9	21.5	—	53.4
Discontinued operations, net of income taxes	—	0.5	—	0.5

Net earnings	$31.9	$22.0	$—	$53.9

Condensed Consolidating Balance Sheet

(In millions)

	The Mosaic Company (Parent)	Mosaic Global Holdings Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
As of May 31, 2005
Assets
Current assets:
Cash and cash equivalents	$60.5	$112.5	$1.0	$71.0	$—	$245.0
Receivables, net	3.8	6.4	63.5	523.8	10.0	607.5
Trade receivables due from Cargill, Incorporated and affiliates	788.6	91.4	390.5	2,339.1	(3,545.4)	64.2
Inventories, net	—	0.1	227.4	532.5	(6.6)	753.4
Other current assets	0.5	(35.8)	1.4	95.7	—	61.8

Total current assets	853.4	174.6	683.8	3,562.1	(3,542.0)	1,731.9
Property, plant and equipment, net	—	—	809.4	3,312.0	—	4,121.4
Due from affiliates	—	675.9	108.1	475.0	(1,259.0)	—
Investment in consolidated companies	2,700.4	1,805.6	—	3,019.6	(7,525.6)	—
Investment in nonconsolidated companies	—	—	2.6	319.8	—	322.4
Other assets	6.8	34.2	45.2	2,180.3	1.8	2,268.3

Total assets	$3,560.6	$2,690.3	$1,649.1	$12,868.8	$(12,324.8)	$8,444.0

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$13.0	$24.7	$110.1	$702.4	$0.9	$851.1
Trade accounts payable due to Cargill, Incorporated and affiliates	2.0	(155.6)	45.5	1,455.3	(1,319.3)	27.9
Customer prepayments	—	—	2.4	21.0	—	23.4
Short-term debt and current maturities of long-term debt	3.5	26.9	—	174.5	—	204.9
Due to Cargill, Incorporated and affiliates	46.2	737.9	521.0	896.7	(2,201.8)	—

Total current liabilities	64.7	633.9	679.0	3,249.9	(3,520.2)	1,107.3
Long-term debt, less current maturities	346.5	1,853.5	13.8	241.4	—	2,455.2
Long-term due to Cargill, Incorporated and affiliates	50.0	130.8	8.0	1,102.7	(1,283.0)	8.5
Other noncurrent liabilities	0.1	292.9	178.2	1,324.3	(157.8)	1,637.7
Minority interests in consolidated subsidiaries	—	(240.7)	1.6	465.5	(204.6)	21.8
Stockholders’ equity (deficit)	3,099.3	19.9	768.5	6,485.0	(7,159.2)	3,213.5

Total liabilities and stockholders’ equity (deficit)	$3,560.6	$2,690.3	$1,649.1	$12,868.8	$(12,324.8)	$8,444.0

Condensed Consolidating Balance Sheet

(In millions)

	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
As of May 31, 2004
Assets
Current assets:
Cash and cash equivalents	$—	$10.1	$—	$10.1
Cash management account with Cargill, Incorporated	344.6	—	(344.6)	—
Receivables, net	74.4	125.0	—	199.4
Trade receivables due from Cargill, Incorporated and affiliates	31.4	22.6	(21.1)	32.9
Inventories, net	212.5	145.5	—	358.0
Other current assets	36.4	31.7	—	68.1

Total current assets	699.3	334.9	(365.7)	668.5
Property, plant and equipment, net	774.0	118.1	—	892.1
Due from affiliates	—	27.2	—	27.2
Investment in nonconsolidated companies	3.8	255.3	—	259.1
Other assets	10.9	12.7	—	23.6

Total assets	$1,488.0	$748.2	$(365.7)	$1,870.5

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$141.2	$57.3	$—	$198.5
Trade accounts payable due to Cargill, Incorporated and affiliates	27.0	14.6	(21.1)	20.5
Customer prepayments	5.1	21.4	—	26.5
Due to Cargill, Incorporated and affiliates	2.3	545.2	(344.6)	202.9
Short-term debt and current maturities of long-term debt	—	9.8	—	9.8

Total current liabilities	175.6	648.3	(365.7)	458.2
Long-term due to Cargill, Incorporated and affiliates	21.6	296.6	—	318.2
Long-term debt, less current maturities	13.8	18.8	—	32.6
Other noncurrent liabilities	165.2	46.3	—	211.5
Minority interests in consolidated subsidiaries	—	7.6	—	7.6
Stockholders’ equity (deficit)	1,111.8	(269.4)	—	842.4

Total liabilities and stockholders’ equity (deficit)	$1,488.0	$748.2	$(365.7)	$1,870.5

Condensed Consolidating Statement of Cash Flows

(In millions)

	The Mosaic Company (Parent)	Mosaic Global Holdings Inc.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2005
Cash Flows from Operating Activities:
Net cash provided by (used in) operating activities	$(857.8)	$(459.0)	$(397.4)	$149.4	$1,898.5	$333.7
Cash Flows from Investing Activities:
Capital expenditures	—	—	(107.7)	(147.5)	—	(255.2)
Cash acquired in acquisition of IMC Global Inc.	—	2.4	—	50.6	—	53.0
Investment in note of Saskferco Products Inc.	—	—	(14.3)	—	—	(14.3)
Investments in nonconsolidated companies	—	—	—	(5.5)	—	(5.5)
Proceeds from the sale of assets	—	—	—	0.8	—	0.8
Other	—	(2.9)	7.2	1.8	—	6.1

Net cash used in investing activities	—	(0.5)	(114.8)	(99.8)	—	(215.1)
Cash Flows from Financing Activities:
Payments of long-term debt	—	(1,170.3)	—	(44.8)	—	(1,215.1)
Proceeds from issuance of long-term debt	350.0	891.4	—	138.3	—	1,379.7
Proceeds from stock options exercised	26.4	—	—	—	—	26.4
Contributions from Cargill, Incorporated	9.8	—	—	—	—	9.8
Due to Cargill, Incorporated and affiliates	550.7	868.7	513.2	(92.2)	(1,898.5)	(58.1)
Cash dividends paid	(11.4)	—	—	—	—	(11.4)
Debt refinancing and issuance costs	(7.2)	(17.8)	—	—	—	(25.0)

Net cash provided by (used in) financing activities	918.3	572.0	513.2	1.3	(1,898.5)	106.3
Effect of exchange rate changes on cash	—	—	—	10.0	—	10.0

Net change in cash and cash equivalents	60.5	112.5	1.0	60.9	—	234.9
Cash and cash equivalents-beginning of period	—	—	—	10.1	—	10.1

Cash and cash equivalents-end of period	$60.5	$112.5	$1.0	$71.0	$—	$245.0

Condensed Consolidating Statement of Cash Flows

(In millions)

	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2004
Cash Flows from Operating Activities
Net cash provided by (used in) operating activities	$133.8	$(12.3)	$—	$121.5
Cash Flows from Investing Activities
Capital expenditures	(145.6)	(16.5)	—	(162.1)
Investments in businesses acquired and minority interests	(16.0)	(13.2)	—	(29.2)
Investment in note of Saskferco Products Inc.	—	(27.2)	—	(27.2)
Investments in nonconsolidated companies	(0.1)	—	—	(0.1)
Proceeds from the sale of assets	1.5	0.4	—	1.9
Other	1.4	0.5	—	1.9

Net cash used in investing activities	(158.8)	(56.0)	—	(214.8)

Cash Flows from Financing Activities
Payments of long-term debt	—	(18.8)	—	(18.8)
Proceeds from issuance of long-term debt	—	12.9	—	12.9
Contributions from Cargill, Incorporated	8.2	116.5	—	124.7
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	16.8	(39.9)	—	(23.1)
Other	—	0.1	—	0.1

Net cash provided by financing activities	25.0	70.8	—	95.8

Effect of exchange rate changes on cash	—	(0.2)	—	(0.2)

Net change in cash and cash equivalents	—	2.3	—	2.3
Cash and cash equivalents—beginning of period	—	7.8	—	7.8

Cash and cash equivalents—end of period	$—	$10.1	$—	$10.1

Condensed Consolidating Statement of Cash Flows

(In millions)

	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2003
Cash Flows from Operating Activities
Net cash provided by (used in) operating activities	$58.5	$(27.0)	$—	$31.5
Cash Flows from Investing Activities
Capital expenditures	(98.1)	(21.1)	—	(119.2)
Investments in businesses acquired and minority interests	(119.9)	—	—	(119.9)
Investments in nonconsolidated companies	(0.4)	(9.8)	—	(10.2)
Proceeds from the sale of assets	2.1	2.3	—	4.4
Other	(0.1)	(0.2)	—	(0.3)

Net cash used in investing activities	(216.4)	(28.8)	—	(245.2)
Cash Flows from Financing Activities
Payments of long-term debt	—	(16.3)	—	(16.3)
Proceeds from issuance of long-term debt	—	13.7	—	13.7
Contributions from Cargill, Incorporated	62.6	58.2	—	120.8
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	95.3	(16.3)	—	79.0
Other	—	0.2	—	0.2

Net cash provided by financing activities	157.9	39.5	—	197.4
Net cash provided by discontinued operations	—	8.2	—	8.2
Effect of exchange rate changes of cash	—	6.9	—	6.9

Net change in cash and cash equivalents	—	(1.2)	—	(1.2)
Cash and cash equivalents - beginning of year	—	9.0	—	9.0

Cash and cash equivalents - end of year	$—	$7.8	$—	$7.8

30.	CONDENSED CONSOLIDATING FINANCIAL STATEMENTS-PAP OTHER NOTES

Payment of the PLP Other Notes is fully and unconditionally guaranteed by Mosaic, Mosaic Fertilizer, LLC and Mosaic Crop Nutrition, LLC. The following tables present condensed consolidating financial information for the guarantors of the Other Notes of PAP.

Condensed Consolidating Statement of Operations

(In millions)

	The Mosaic Company (Parent)	Phosphate Acquisition Partners L.P.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2005
Net sales	$—	$—	$1,704.6	$4,071.1	$(1,379.0)	$4,396.7
Cost of goods sold	—	—	1,628.4	3,618.3	(1,375.5)	3,871.2

Gross margin	—	—	76.2	452.8	(3.5)	525.5
Selling, general and administrative expenses	2.1	5.9	69.6	130.3	(0.9)	207.0
Other operating (income) expense	(0.1)	—	(5.0)	(6.0)	11.1	—

Operating earnings (loss)	(2.0)	(5.9)	11.6	328.5	(13.7)	318.5
Interest expense	5.6	6.4	9.3	99.0	0.3	120.6
Other (income) expense	(4.4)	15.3	(2.0)	(26.3)	0.4	(17.0)
Equity in earnings (loss) of consolidated subsidiaries	—	—	—	178.0	(178.0)	—

Earnings (loss) from consolidated companies before income taxes and the cumulative effect of a change in accounting principle	(3.2)	(27.6)	4.3	433.8	(192.4)	214.9
Provision (benefit) for income taxes	9.1	—	(2.7)	94.1	(2.2)	98.3

Earnings (loss) from consolidated companies before the cumulative effect of a change in accounting principle	(12.3)	(27.6)	7.0	339.7	(190.2)	116.6
Equity in net earnings (loss) of nonconsolidated companies	—	—	1.4	55.3	(0.8)	55.9
Minority interests in net earnings of consolidated companies	—	—	—	(1.5)	(3.4)	(4.9)

Earnings (loss) from continuing operations before the cumulative effect of a change in accounting principle	(12.3)	(27.6)	8.4	393.5	(194.4)	167.6
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(2.0)	—	(2.0)

Net earnings (loss)	$(12.3)	$(27.6)	$8.4	$391.5	$(194.4)	$165.6

Condensed Consolidating Statement of Operations

(In millions)

	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2004
Net sales	$1,360.0	$1,228.5	$(214.5)	$2,374.0
Cost of goods sold	1,281.9	1,129.0	(214.5)	2,196.4

Gross margin	78.1	99.5	—	177.6
Selling, general and administrative expenses	40.2	59.9	—	100.1
Other operating (income) expense	1.3	(0.6)	—	0.7

Operating earnings	36.6	40.2	—	76.8
Interest (income) expense	(3.0)	32.2	—	29.2
Other expense	0.4	7.1	—	7.5

Earnings (loss) from consolidated companies before income taxes	39.2	0.9	—	40.1
Provision (benefit) for income taxes	4.2	(2.0)	—	2.2

Earnings from consolidated companies	35.0	2.9	—	37.9
Equity in net earnings of nonconsolidated companies	0.2	35.6	—	35.8
Minority interests in net earnings of consolidated companies	—	(1.4)	—	(1.4)

Net earnings	$35.2	$37.1	$—	$72.3

Condensed Consolidating Statement of Operations

(In millions)

	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2003
Net sales	$931.3	$908.1	$(176.7)	$1,662.7
Cost of goods sold	856.7	822.2	(175.4)	1,503.5

Gross margin	74.6	85.9	(1.3)	159.2
Selling, general and administrative expenses	33.6	55.2	(1.2)	87.6
Other operating (income) expense	2.0	(2.8)	—	(0.8)

Operating earnings (loss)	39.0	33.5	(0.1)	72.4
Interest (income) expense	(6.0)	47.3	(0.1)	41.2
Other expense	0.9	1.3	—	2.2

Earnings (loss) from consolidated companies before income taxes	44.1	(15.1)	—	29.0
Provision (benefit) for income taxes	12.2	(8.4)	—	3.8

Earnings (loss) from consolidated companies	31.9	(6.7)	—	25.2
Equity in net earnings of nonconsolidated companies	—	25.7	—	25.7
Minority interests in net losses of consolidated companies	—	2.5	—	2.5

Net earnings from continuing operations	31.9	21.5	—	53.4
Discontinued operations, net of income taxes	—	0.5	—	0.5

Net earnings	$31.9	$22.0	$—	$53.9

Condensed Consolidating Balance Sheet

(In millions)

	The Mosaic Company (Parent)	Phosphate Acquisition Partners L.P.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
As of May 31, 2005
Assets
Current assets:
Cash and cash equivalents	$60.5	$—	$1.0	$183.5	$—	$245.0
Receivables, net	3.8	—	63.5	530.2	10.0	607.5
Trade receivables due from Cargill, Incorporated and affiliates	788.6	(52.8)	390.5	2,483.3	(3,545.4)	64.2
Inventories, net	—	—	227.4	532.6	(6.6)	753.4
Other current assets	0.5	—	1.4	59.9	—	61.8

Total current assets	853.4	(52.8)	683.8	3,789.5	(3,542.0)	1,731.9
Property, plant and equipment, net	—	—	809.4	3,312.0	—	4,121.4
Due from affiliates	—	—	108.1	1,150.9	(1,259.0)	—
Investment in consolidated companies	2,700.4	93.1	—	4,732.1	(7,525.6)	—
Investment in nonconsolidated companies	—	—	2.6	319.8	—	322.4
Other assets	6.8	—	45.2	2,214.5	1.8	2,268.3

Total assets	$3,560.6	$40.3	$1,649.1	$15,518.8	$(12,324.8)	$8,444.0

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$13.0	$(67.7)	$110.1	$794.8	$0.9	$851.1
Trade accounts payable due to Cargill, Incorporated and affiliates	2.0	4.8	45.5	1,294.9	(1,319.3)	27.9
Customer prepayments	—	—	2.4	21.0	—	23.4
Short-term debt and current maturities of long-term debt	3.5	—	—	201.4	—	204.9
Due to Cargill, Incorporated and affiliates	46.2	342.7	521.0	1,291.9	(2,201.8)	—

Total current liabilities	64.7	279.8	679.0	3,604.0	(3,520.2)	1,107.3
Long-term debt, less current maturities	346.5	158.4	13.8	1,936.5	—	2,455.2
Long-term due to Cargill, Incorporated and affiliates	50.0	150.0	8.0	1,083.5	(1,283.0)	8.5
Other noncurrent liabilities	0.1	30.9	178.2	1,586.3	(157.8)	1,637.7
Minority interests in consolidated subsidiaries	—	(26.0)	1.6	250.8	(204.6)	21.8
Stockholders’ equity (deficit)	3,099.3	(552.8)	768.5	7,057.7	(7,159.2)	3,213.5

Total liabilities and stockholders’ equity (deficit)	$3,560.6	$40.3	$1,649.1	$15,518.8	$(12,324.8)	$8,444.0

Condensed Consolidating Balance Sheet

(In millions)

	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
As of May 31, 2004
Assets
Current assets:
Cash and cash equivalents	$—	$10.1	$—	$10.1
Cash management account with Cargill, Incorporated	344.6	—	(344.6)	—
Receivables, net	74.4	125.0	—	199.4
Trade receivables due from Cargill, Incorporated and affiliates	31.4	22.6	(21.1)	32.9
Inventories, net	212.5	145.5	—	358.0
Other current assets	36.4	31.7	—	68.1

Total current assets	699.3	334.9	(365.7)	668.5
Property, plant and equipment, net	774.0	118.1	—	892.1
Due from affiliates	—	27.2	—	27.2
Investment in nonconsolidated companies	3.8	255.3	—	259.1
Other assets	10.9	12.7	—	23.6

Total assets	$1,488.0	$748.2	$(365.7)	$1,870.5

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$141.2	$57.3	$—	$198.5
Trade accounts payable due to Cargill, Incorporated and affiliates	27.0	14.6	(21.1)	20.5
Customer prepayments	5.1	21.4	—	26.5
Due to Cargill, Incorporated and affiliates	2.3	545.2	(344.6)	202.9
Short-term debt and current maturities of long-term debt	—	9.8	—	9.8

Total current liabilities	175.6	648.3	(365.7)	458.2
Long-term due to Cargill, Incorporated and affiliates	21.6	296.6	—	318.2
Long-term debt, less current maturities	13.8	18.8	—	32.6
Other noncurrent liabilities	165.2	46.3	—	211.5
Minority interests in consolidated subsidiaries	—	7.6	—	7.6
Stockholders’ equity (deficit)	1,111.8	(269.4)	—	842.4

Total liabilities and stockholders’ equity (deficit)	$1,488.0	$748.2	$(365.7)	$1,870.5

Condensed Consolidating Statement of Cash Flows

(In millions)

	The Mosaic Company (Parent)	Phosphate Acquisition Partners L.P.	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2005
Cash Flows from Operating Activities:
Net cash provided by (used in) operating activities	$(857.8)	$(492.7)	$(397.4)	$183.1	$1,898.5	$333.7
Cash Flows from Investing Activities:
Capital expenditures	—	—	(107.7)	(147.5)	—	(255.2)
Cash acquired in acquisition of IMC Global Inc.	—	—	—	53.0	—	53.0
Investment in note of Saskferco Products Inc.	—	—	(14.3)	—	—	(14.3)
Investments in nonconsolidated companies	—	—	—	(5.5)	—	(5.5)
Proceeds from the sale of assets	—	—	—	0.8	—	0.8
Other	—	—	7.2	(1.1)	—	6.1

Net cash used in investing activities	—	—	(114.8)	(100.3)	—	(215.1)
Cash Flows from Financing Activities:
Payments of long-term debt	—	—	—	(1,215.1)	—	(1,215.1)
Proceeds from issuance of long-term debt	350.0	—	—	1.029.7	—	1,379.7
Proceeds from stock options exercised	26.4	—	—	—	—	26.4
Contributions from Cargill, Incorporated	9.8	—	—	—	—	9.8
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	550.7	492.7	513.2	283.8	(1,898.5)	(58.1)
Cash dividends paid	(11.4)	—	—	—	—	(11.4)
Debt refinancing and issuance costs	(7.2)	—	—	(17.8)	—	(25.0)

Net cash provided by (used in) financing activities	918.3	492.7	513.2	80.6	(1,898.5)	106.3
Effect of exchange rate changes on cash	—	—	—	10.0	—	10.0

Net change in cash and cash equivalents	60.5	—	1.0	173.4	—	234.9
Cash and cash equivalents-beginning of period	—	—	—	10.1	—	10.1

Cash and cash equivalents-end of period	$60.5	$—	$1.0	$183.5	$—	$245.0

Condensed Consolidating Statement of Cash Flows

(In millions)

	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2004
Cash Flows from Operating Activities
Net cash provided by (used in) operating activities	$133.8	$(12.3)	$—	$121.5
Cash Flows from Investing Activities
Capital expenditures	(145.6)	(16.5)	—	(162.1)
Investments in businesses acquired and minority interests	(16.0)	(13.2)	—	(29.2)
Investment in note of Saskferco Products Inc.	—	(27.2)	—	(27.2)
Investments in nonconsolidated companies	(0.1)	—	—	(0.1)
Proceeds from the sale of assets	1.5	0.4	—	1.9
Other	1.4	0.5	—	1.9

Net cash used in investing activities	(158.8)	(56.0)	—	(214.8)

Cash Flows from Financing Activities
Payments of long-term debt	—	(18.8)	—	(18.8)
Proceeds from issuance of long-term debt	—	12.9	—	12.9
Contributions from Cargill, Incorporated	8.2	116.5	—	124.7
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	16.8	(39.9)	—	(23.1)
Other	—	0.1	—	0.1

Net cash provided by financing activities	25.0	70.8	—	95.8
Effect of exchange rate changes on cash	—	(0.2)	—	(0.2)

Net change in cash and cash equivalents	—	2.3	—	2.3
Cash and cash equivalents—beginning of period	—	7.8	—	7.8

Cash and cash equivalents—end of period	$—	$10.1	$—	$10.1

Condensed Consolidating Statement of Cash Flows

(In millions)

	Subsidiary Guarantors	Subsidiary Non- Guarantors	Eliminations	Consolidated
For the year ended May 31, 2003
Cash Flows from Operating Activities
Net cash provided by (used in) operating activities	$58.5	$(27.0)	$—	$31.5
Cash Flows from Investing Activities
Capital expenditures	(98.1)	(21.1)	—	(119.2)
Investments in businesses acquired and minority interests	(119.9)	—	—	(119.9)
Investments in nonconsolidated companies	(0.4)	(9.8)	—	(10.2)
Proceeds from the sale of assets	2.1	2.3	—	4.4
Other	(0.1)	(0.2)	—	(0.3)

Net cash used in investing activities	(216.4)	(28.8)	—	(245.2)

Cash Flows from Financing Activities
Payments of long-term debt	—	(16.3)	—	(16.3)
Proceeds from issuance of long-term debt	—	13.7	—	13.7
Contributions by Cargill, Incorporated	62.6	58.2	—	120.8
Changes in short-term and long-term debt due to Cargill, Incorporated and affiliates	95.3	(16.3)	—	79.0
Other	—	0.2	—	0.2

Net cash provided by financing activities	157.9	39.5	—	197.4

Net cash provided by discontinued operations	—	8.2	—	8.2
Effect of exchange rate changes of cash	—	6.9	—	6.9

Net change in cash and cash equivalents	—	(1.2)	—	(1.2)
Cash and cash equivalents - beginning of year	—	9.0	—	9.0

Cash and cash equivalents - end of year	$—	$7.8	$—	$7.8

Quarterly Results (Unaudited)

In millions, except per share amounts

	Quarter
	First	Second	Third	Fourth	Year
2005
Net sales	$724.8	$1,077.7	$1,144.5	$1,449.7	$4,396.7
Gross margin	82.2	61.2	136.5	245.6	525.5
Operating earnings	57.0	12.3	72.7	176.5	318.5
Earnings (loss) before the cumulative effect of a change in accounting principle	43.1	(8.4)	38.8	94.1	167.6
Cumulative effect of a change in accounting principle, net of tax	(2.0)	—	—	—	(2.0)

Net earnings/(loss)	$41.1	$(8.4)	$38.8	$94.1	$165.6

Basic earnings (loss) per share:
Earnings (loss) before cumulative effect of a change in accounting principle	$0.15	$(0.03)	$0.10	$0.24	$0.49
Cumulative effect of a change in accounting principle, net of tax	(0.01)	—	—	—	(0.01)

Basic net earnings (loss) per share	$0.14	$(0.03)	$0.10	$0.24	$0.48

Diluted earnings (loss) per share:
Earnings (loss) before cumulative effect of a change in accounting principle	$0.15	$(0.03)	$0.09	$0.22	$0.47
Cumulative effect of a change in accounting principle, net of tax	(0.01)	—	—	—	(0.01)

Diluted net earnings (loss) per share	$0.14	$(0.03)	$0.09	$0.22	$0.46

Common stock prices:
High	N/A	$17.56	$16.54	$13.42
Low	N/A	$17.27	$16.21	$13.04

2004
Net sales	$547.4	$664.4	$553.2	$609.0	$2,374.0
Gross margin	25.8	43.2	51.8	56.8	177.6
Operating earnings	4.2	18.5	23.4	30.7	76.8
Net earnings	3.0	16.6	19.8	32.9	72.3

Basic net earnings per share	$0.01	$0.07	$0.08	$0.13	$0.29
Diluted net earnings per share	$0.01	$0.07	$0.08	$0.13	$0.29

Common stock prices	N/A	N/A	N/A	N/A

The number of holders of record of common equity as of August 1, 2005 was 3,859 for common stock and one for Class B common stock.

We have not declared or paid dividends on our common stock.

On October 22, 2004, Mosaic was formed through the Combination of IMC and CCN. For accounting purposes, the Combination was accounted for as a reverse acquisition with Cargill’s contributed businesses, CCN, treated as the acquirer. Accordingly, the Combination was accounted for as a purchase business combination, using CCN’s historical financial information and applying fair value estimates to the acquired assets and liabilities of IMC as of October 22, 2004. Beginning on October 23, 2004, the results of operations and financial condition of Mosaic Global Holdings are consolidated with CCN. Accordingly, all financial information presented in the quarterly results as of and for the year ended May 31, 2005 reflects the results of CCN from June 1, 2004 through October 22, 2004 and the consolidated results of CCN and Mosaic Global Holdings from October 23, 2004 through May 31, 2005. The data presented in the quarterly results for the prior fiscal year reflect the results of only CCN.

The following table presents our selected financial data. This historical data should be read in conjunction with the Consolidated Financial Statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Five Year Comparison

In millions, except per share amounts

	2005	2004	2003	2002	2001
Statements of Operations Data:
Net sales	$4,396.7	$2,374.0	$1,662.7	$1,508.9	$1,518.2
Cost of goods sold	3,871.2	2,196.4	1,503.5	1,341.4	1,436.2

Gross margin	525.5	177.6	159.2	167.5	82.0
Selling, general and administrative expenses	207.0	100.1	87.6	95.8	82.3
Other operating (income) expense	—	0.7	(0.8)	3.6	15.2

Operating earnings (loss)	318.5	76.8	72.4	68.1	(15.5)
Interest expense	120.6	29.2	41.2	42.8	46.7
Other (income) expense, net	(17.0)	7.5	2.2	7.5	1.3

Earnings (loss) from consolidated companies before income taxes and the cumulative effect of a change in accounting principle	214.9	40.1	29.0	17.8	(63.5)
Income taxes expense (benefit)	98.3	2.2	3.8	(3.4)	(18.4)

Earnings (loss) from consolidated companies before the cumulative effect of a change in accounting principle	116.6	37.9	25.2	21.2	(45.1)
Equity in net earnings of nonconsolidated companies	55.9	35.8	25.7	8.2	8.0
Minority interest in net (earnings) losses of consolidated companies	(4.9)	(1.4)	2.5	0.2	0.1
Cumulative effect of a change in accounting principle, net of tax	(2.0)	—	—	—	—
Discontinued operations, net of tax	—	—	0.5	2.0	3.2

Net earnings (loss)	$165.6	$72.3	$53.9	$31.6	$(33.8)

Basic earnings (loss) per common share:
Earnings (loss) from continuing operations before the cumulative effect of a change in accounting principle	$0.49	$0.29	$0.22	$0.12	$(0.14)
Discontinued operations, net of income taxes	—	—	—	0.01	0.01
Cumulative effect of a change in accounting principle	(0.01)	—	—	—	—
Basic net earnings (loss) per share	0.48	0.29	0.22	0.13	(0.13)
Basic weighted average number of shares outstanding	327.8	250.6	250.6	250.6	250.6

Diluted earnings (loss) per common share:
Earnings (loss) from continuing operations before the cumulative effect of a change in accounting principle	0.47	0.29	0.22	0.12	(0.14)
Discontinued operations, net of income taxes	—	—	—	0.01	0.01
Cumulative effect of a change in accounting principle	(0.01)	—	—	—	—
Diluted net earnings per share	0.46	0.29	0.22	0.13	(0.13)
Diluted weighted average number of shares outstanding	360.4	250.6	250.6	250.6	250.6

Balance Sheet Data (at period end):
Cash and cash equivalents	245.0	10.1	7.8	9.0	7.6
Total assets	8,444.0	1,870.5	1,618.2	1,400.9	1,409.9
Total debt (including current maturities)	2,660.1	42.4	57.5	64.9	81.5
Total liabilities	5,230.5	1,028.1	951.9	872.6	860.1
Total stockholder’s equity	3,213.5	842.4	661.8	522.0	540.3

Other Financial Data:
Depreciation and amortization	219.3	104.6	87.8	77.9	74.9
Capital expenditures	255.2	162.1	119.2	89.3	87.2

We have not declared or paid cash dividends on our common stock.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Stockholders and the Board of Directors

The Mosaic Company:

Under date of August 4, 2005, we reported on the consolidated balance sheets of The Mosaic Company and subsidiaries as of May 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended May 31, 2005, which are included in the annual report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule in the annual report on Form 10-K. The financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in None 3 to the consolidated financial statements, the Company changed its policy to report its equity interest in the results of its Fertifos investment on a two-month lag effective June 1, 2004. Note 3 also discusses the Company’s change to its inventory costing methodology, which was applied through the retroactive restatement of all periods presented.

/s/ KPMG LLP

KPMG LLP
Minneapolis, Minnesota
August 4, 2005

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended May 31, 2005, 2004 and 2003

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts(a)	Deductions	Balance at End of Period
	(In millions)
Allowance for doubtful accounts, deducted from accounts receivable in the balance sheet:
Year ended May 31, 2003	$12.7	$1.8	$—	$(5.6)	$8.9
Year ended May 31, 2004	8.9	0.6	—	(3.7)	5.8
Year ended May 31, 2005	5.8	1.6	10.0	(2.5)	14.9

(a)	Includes amount recorded to goodwill as part of purchase accounting.

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts(a)	Deductions	Balance at End of Period
	(In millions)
Income tax valuation allowance, deducted from deferred tax assets in the balance sheet:
Year ended May 31, 2003	$—	$16.7	$—	$—	$16.7
Year ended May 31, 2004	16.7	—	—	(13.4)	3.3
Year ended May 31, 2005	3.3	—	432.3	—	435.6

(a)	Includes amount recorded to goodwill as part of purchase accounting.