Form 10-K, Exhibit 13
period 2007-05-31
MOSAIC CO
filed 2007-08-09
CIK 1285785

Exhibit 13

Financial Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The Mosaic Company (“Mosaic”, and individually or in any combination with its consolidated subsidiaries, “we”, “us”, “our”, or the “Company”) was created to serve as the parent company of the business that was formed through the business combination (“Combination”) of IMC Global Inc. (“IMC” or “Mosaic Global Holdings”) and the Cargill Crop Nutrition fertilizer businesses (“CCN”) of Cargill, Incorporated and its subsidiaries (collectively “Cargill”) on October 22, 2004.

We are one of the world’s leading producers and marketers of concentrated phosphate and potash crop nutrients. We conduct our business through wholly and majority owned subsidiaries, as well as businesses in which we own less than a majority or a non-controlling interest, including consolidated variable interest entities and investments accounted for by the equity method. We are organized into the following business segments:

Our Phosphates business segment owns and operates mines and production facilities in Florida which produce phosphate fertilizer and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce phosphate fertilizer. Our Phosphates segment’s results include North American distribution activities. Our Phosphates segment results also include Phosphate Chemicals Export Association, Inc. (“PhosChem”), a U.S. Webb-Pomerene Act association of phosphate producers which exports phosphate fertilizer products around the world for us and its other members. Our share of PhosChem’s sales of granular phosphate fertilizer products is approximately 81%.

Our Potash business segment owns and operates potash mines and production facilities in Canada and the U.S. which produce potash-based fertilizer, animal feed ingredients and industrial products. Potash sales include domestic and international sales. We are a member of Canpotex, Limited (“Canpotex”), an export association of Canadian potash producers through which we sell our Canadian potash internationally. Our share of Canpotex’s sales of potash fertilizer was 35.4% in fiscal 2007 and increased to 37.5% on July 1, 2007 as a result of the completion of our expansion of our Esterhazy mine.

Our Offshore business segment consists of sales offices, fertilizer blending and bagging facilities, port terminals and warehouses in several key international countries, including Brazil. In addition, we own or have strategic investments in production facilities in Brazil and in a number of other countries. Our Offshore segment serves as a market for our Phosphates and Potash segments but also purchases and markets products from other suppliers worldwide.

Our Nitrogen business segment includes activities related to the North American distribution of nitrogen-based products marketed for Saskferco Products Inc. (“Saskferco”), a Saskatchewan-based producer of nitrogen fertilizer and animal feed ingredients, as well as nitrogen-based fertilizer purchased from third parties. Our Nitrogen segments results also include earnings from our 50% ownership interest in Saskferco. We are the exclusive marketer for Saskferco.

Key Factors Affecting Results of Operations and Financial Condition

Our primary products, phosphate and potash fertilizers are, to a large extent, global commodities that are also available from a number of domestic and international competitors, and are sold by negotiated contracts or by reference to published market prices. The most important competitive factor for our products is delivered price. As a result, the markets for our products are highly competitive. Business and economic conditions and governmental policies affecting the agricultural industry are the most significant factors affecting worldwide demand for fertilizers. In the latter part of fiscal 2007, demand for biofuels such as ethanol became an increasingly important factor that affected demand for agricultural products, including corn, and, as a result, favorably affected the demand for and price of our products, particularly phosphate fertilizer.

The profitability of our businesses is heavily influenced by worldwide supply and demand for our products, which affects the prices we receive and the volumes we are able to sell. Our costs are also heavily influenced by worldwide supply and demand because increases and decreases in the operating rates of our facilities increase or decrease, respectively, our unit costs for our products.

The profitability of our Phosphates business segment is also strongly influenced by the costs of key raw materials, including ammonia, sulfur and phosphate rock. The primary feedstock for producing ammonia is natural gas, and our cost for ammonia is generally highly dependent on natural gas prices. Sulfur is a world commodity that is primarily produced as a byproduct of oil refining, where the cost is based on supply and demand of the commodity. We produce almost all of our requirements for phosphate rock at our mines in Florida. Our costs for phosphate rock are affected by diverse factors that include the quality of the mineral deposits we are mining and the operating rates of our facilities.

Our Potash business is also significantly affected by the capital and operating costs we incur to manage brine inflows at our potash mine at Esterhazy, Saskatchewan, by natural gas costs for operating our potash solution mine at Belle Plaine, Saskatchewan, and by the resource taxes that we pay the Province of Saskatchewan to mine our potash reserves.

Because of our foreign facilities and sales, our results of operations are also affected by changes in currency translation rates, the most significant of which are the Canadian dollar and the Brazilian Real.

For fiscal 2006 compared with fiscal 2005, the Combination was the most significant element in our reported results of operations and financial condition. Based on accounting principles generally accepted in the United States (U.S. GAAP), our financial statements reflect the results of operations and financial condition of only CCN through October 22, 2004 and the results of operations and financial condition of both CCN and Mosaic Global Holdings after that date. Prior to the Combination, neither we nor CCN were publicly traded businesses. In addition, neither we nor CCN had significant potash operations prior to the Combination, and our phosphates production capacity and volumes were significantly expanded in the Combination. We have undertaken substantial integration efforts, particularly in our Phosphates business segment. In fiscal 2006, we restructured our Phosphates business by indefinitely closing one of our phosphate rock mines and two phosphate concentrates plants. We closed these facilities because they were among our highest cost operations. Integration efforts and related costs and benefits continued in fiscal 2007, including a consolidation of our North American selling entities and implementation of a new enterprise resource planning (“ERP”) system during our second quarter.

At May 31, 2006, we had $2.6 billion total principal amount of outstanding debt. Most of our debt reflected indebtedness of IMC prior to the Combination or refinancings of that debt. Generating cash to reduce this debt, including reducing our interest expense and eliminating debt covenants that restrict some of our activities, is one of our key priorities.

During fiscal 2007, we refinanced most of our debt (“Refinancing”). The Refinancing will lower our cash interest payments in the future, and includes provisions that facilitate debt repayment as we generate cash from our operations.

A discussion of these and other factors that affected our results of operations and financial condition for the periods covered by this Management’s Discussion and Analysis of Financial Condition and Results of Operations is set forth in further detail below. This Management’s Discussion and Analysis of Financial Condition and Results of Operations should also be read in conjunction with the narrative description of our business in Item 1, and the risk factors described in Item 1A, of Part I of our annual report on Form 10-K, and our Consolidated Financial Statements, accompanying notes and other information listed in the accompanying Financial Table of Contents.

Throughout the discussion below, we measure units of production, sales and raw materials in metric tonnes which are the equivalent of 2,205 pounds, unless we specifically state that we mean short or long ton(s) which are the equivalent of 2,000 and 2,240 pounds, respectively. References to a particular fiscal year are to the twelve months ended May 31 of that year.

Results of Operations

The following table shows the results of operations for the three years ended May 31, 2007, 2006 and 2005:

	Years Ended May 31			2007-2006			2006-2005
(in millions, except per share data)	2007	2006	2005	Change	Percent		Change	Percent
Net sales	$5,773.7	$5,305.8	$4,396.7	$467.9	9%		$909.1	21%
Cost of goods sold	4,847.6	4,668.4	3,871.2	179.2	4%		797.2	21%

Gross margin	926.1	637.4	525.5	288.7	45%		111.9	21%
Gross margin percentage	16.0%	12.0%	12.0%
Selling, general and administrative expenses	309.8	241.3	207.0	68.5	28%		34.3	17%
Restructuring (gain) loss	(2.1)	287.6	-	(289.7)	(101%	)	287.6	-
Other operating expenses	2.1	6.6	-	(4.5)	(68%	)	6.6	-

Operating earnings	616.3	101.9	318.5	514.4	505%		(216.6)	(68%	)
Interest expense, net	149.6	153.2	110.7	(3.6)	(2%	)	42.5	38%
Foreign currency transaction (gain) loss	8.6	100.6	(13.9)	(92.0)	(91%	)	114.5	NM
Gain on extinguishment of debt	(34.6)	-	-	(34.6)	NM		-	-
Other (income) expenses	(13.0)	8.2	6.8	(21.2)	NM		1.4	21%
Provision for income taxes	123.4	5.3	98.3	118.1	NM		(93.0)	(95%	)
Equity in net earnings of nonconsolidated companies	41.3	48.4	55.9	(7.1)	(15%	)	(7.5)	(13%	)
Minority interests in net earnings of consolidated companies	(3.9)	(4.4)	(4.9)	0.5	(11%	)	0.5	(10%	)
Cumulative effect of a change in accounting principle, net of tax	-	-	(2.0)	-	-		2.0	-

Net earnings (loss)	$419.7	$(121.4)	$165.6	$541.1	NM		$(287.0)	NM

Diluted earnings (loss) per share	$0.95	$(0.35)	$0.46	$1.30	NM		$(0.81)	NM
Weighted average diluted shares outstanding	440.3	382.2	360.4

Overview of Fiscal 2007, 2006 and 2005

Net earnings for fiscal 2007 were $419.7 million, or $0.95 per diluted share, compared with a net loss for fiscal 2006 of $121.4 million, or $0.35 per diluted share, and net earnings of $165.6 million, or $0.46 per diluted share, for fiscal 2005. The primary factors that affected our results of operations and financial condition in fiscal 2007, 2006 and 2005 are listed below. These factors are discussed in more detail in the following sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal 2007 Compared to Fiscal 2006

•

Our sales and gross margins benefited from strong agricultural fundamentals and demand for phosphate and potash fertilizers in fiscal 2007, particularly in the second half. This is partially due to demand growth from countries that have been the traditional drivers for food production such as India and Brazil. In addition, there are new demand drivers as a result of strong growth in the biofuels industry, such as the U.S. ethanol market. As a result of the strong agricultural fundamentals:

•

Our average price for diammonium phosphate fertilizer (DAP) rose to $264 per tonne in fiscal 2007 from $245 in fiscal 2006. Almost all of the increase occurred in the fourth quarter of fiscal 2007, when our average price for DAP rose to $338 per tonne, compared with $246 per tonne in third quarter of fiscal 2007 and $248 per tonne in the fourth quarter of fiscal 2006. The strong global demand for phosphate fertilizer is continuing into fiscal 2008. In May 2007, PhosChem entered into a supply contract with a major importer in India, under which it will supply 1.1 million tonnes of DAP from June 2007 through November 2007 at a delivered price of $477 per tonne, including ocean freight. In August 2007, PhosChem signed an additional supply contract with a major importer in India, under which it will supply an additional 0.6 million tonnes of DAP from August 2007 through March 2008 at a delivered price of $495 per tonne, including ocean freight.

•

Our Potash segment sold 7.9 million tonnes of potash in fiscal 2007 compared to 6.5 million tonnes in fiscal 2006, when volumes were unfavorably affected by a lack of supply contracts in the latter half of fiscal 2006 as further described in our comparison of fiscal 2006 to fiscal 2005 results below. The strong global demand for potash fertilizer is continuing into fiscal 2008. In February 2007, Canpotex entered into a potash supply contract with a large fertilizer distributor in China for a $5 per tonne increase over calendar 2006 prices and with importers in India at a $50 per tonne delivered price increase.

•

Our Offshore segment also benefited from the stronger global demand for phosphate fertilizers. Because our Offshore segment sells products produced by our Phosphates and Potash segments, as well as other producers, its gross margin does not typically benefit significantly from increased product prices. However, in the fourth quarter of fiscal 2007 our Brazilian operations benefited from selling inventory purchased in the third quarter at the lower market prices prevailing at the time of purchase. Our Brazilian operations had a gross margin of $38.5 million in fiscal 2007 compared to $6.5 million in fiscal 2006.

•

In December 2006, we completed an expansion of the capacity of our Esterhazy, Saskatchewan potash mine by adding 1.1 million tonnes for a capital cost of approximately $38 million. Pursuant to an existing long-term contract, a customer is entitled to one-quarter of the additional production until the customer receives all of its available reserves under the contract. The customer paid one-quarter of the costs of the expansion. We are also currently in the process of expanding operating capacities at our Belle Plaine and Colonsay mines.

•

In December 2006, the brine inflows at our Esterhazy, Saskatchewan potash mine increased to a level that was significantly higher than we had previously experienced. In the second half of fiscal 2007 and continuing into fiscal 2008, we incurred higher operating and capital costs associated with our remediation of the brine inflows. Our remediation efforts have reduced the brine inflows to a rate that is consistent with our experience in recent years, and our increased pumping efforts are reducing the level of brine in the mine. We expensed $56.2 million and capitalized $45.9 million related to all brine inflows during fiscal 2007. Approximately 25% of these costs for the brine inflows are reimbursed by a third party customer for whom we toll potash reserves.

•

Our selling, general and administrative expenses increased, primarily as a result of higher incentive compensation accruals related to our improved operating results, higher share-based compensation costs, changes in our executive leadership, including the retirement of our former Chief Executive Officer and President, changes in our long-term incentive awards to employees, and our implementation of the new ERP system and related costs. During the post-implementation phase, we have continued to incur costs related to stabilizing the system. The new ERP system includes controls that are part of our efforts to remediate prior material weaknesses in our internal control over financial reporting. In addition, the new system includes implementation of business processes that we expect to improve our ability to manage our business, to increase our efficiencies and reduce our overall costs. The comparison of our selling, general, and administrative expenses in fiscal 2007 to fiscal 2006 was also affected by our reversal in fiscal 2006 of an allowance of approximately $14 million associated with value-added tax credits in Brazil.

•

In December 2006, we refinanced approximately $2 billion in debt (“Refinancing”). The Refinancing created a pre-tax gain on the extinguishment of debt of $33.9 million in the third quarter of fiscal 2007. Our strong cash flow from operations in fiscal 2007 permitted us to pay approximately $280 million of debt in the fourth quarter of fiscal 2007, which triggered an additional gain on the extinguishment of debt of $0.7 million. We continue to be committed to our goal of achieving investment grade credit ratings, and paid approximately $176 million of additional debt in June and July 2007. The strong agricultural industry fundamentals that are providing us with the cash flow to prepay debt have continued in fiscal 2008. See Notes 14 and 29 to the Notes of the Consolidated Financial Statements.

•

We had foreign currency transaction losses in both fiscal 2007 and 2006. In both years, this was mainly the result of the effect of a stronger Canadian dollar on large U.S. denominated intercompany receivables held by our Canadian subsidiaries. If the Canadian dollar strengthens, we generally incur foreign currency transaction losses. The average value of the Canadian dollar increased by 2.8% in fiscal 2007 and 12.4% in fiscal 2006.

•

In fiscal 2007, we had income tax expense of $123.4 million, an effective tax rate of 24.4% on pre-tax income of $505.7 million compared to $5.3 million, an effective tax rate of 3.3%, on the pre-tax loss of $160.1 million in fiscal 2006. In fiscal 2007, income tax expense was reduced by approximately $46.0 million due to a reduction of the Canadian deferred tax liabilities as a result of a statutory reduction in the federal corporate tax rate and elimination of the Canadian corporate surtax rate. In fiscal 2006, there was tax expense recorded on a pre-tax loss primarily as a result of losses in the U.S. and Brazil, for which no tax benefit was recorded, including substantially all of the $287.6 million restructuring and other charges, and because our Canadian-based businesses generated most of our pre-tax income which was taxed at relatively higher rates than our other businesses. This was partially offset by an $81.0 million tax benefit from a reduction in our Canadian provincial tax rates which resulted in a reduction of our Canadian deferred tax liabilities.

Fiscal 2006 Compared to Fiscal 2005

•

Operating earnings were $101.9 million in fiscal 2006, including a $287.6 million restructuring charge, compared with $318.5 million in fiscal 2005. Excluding the restructuring charge, net sales, gross margin, operating earnings and interest expense increased primarily as a result of the full-year effect of the Combination.

•

We had after-tax restructuring charges of $285.6 million, or $0.75 per diluted share, in fiscal 2006 due to the restructuring of our Phosphates business. The restructuring included the indefinite closure of one phosphate rock mine and two phosphate concentrates plants. We closed these three facilities because they were among our highest cost operations. We incur ongoing costs in maintaining these indefinitely closed facilities.

•

Our Potash segment’s international sales volumes were down in the second half of fiscal 2006. Sales in the second half of fiscal 2006 were negatively impacted by a lack of potash exports to China and India. Canpotex, which historically has supplied China and India, did not ship potash during the first half of calendar 2006 to these locations due to a lack of supply contracts for calendar 2006. Rather than negotiating annual contracts with Canpotex, Chinese and Indian importers, with participation of relevant government agencies, elected to engage in protracted contract negotiations with other world potash suppliers. In July 2006, Canpotex finalized a supply agreement with a key customer in China. The contract was for the remainder of calendar 2006 and resumed in August. Shortly thereafter, Canpotex finalized contracts with India importers.

•

We had a foreign currency loss in fiscal 2006 compared with a foreign currency gain in fiscal 2005. In both years, this was mainly the result of the effect of the Canadian dollar. In fiscal 2006, a stronger Canadian dollar on large U.S. denominated intercompany receivables held by our Canadian subsidiaries provided us with a foreign currency loss. In fiscal 2005, a weaker Canadian dollar on large U.S. denominated intercompany receivables held by our Canadian subsidiaries provided us with a foreign currency gain. The average value of the Canadian dollar increased 12.4% in fiscal 2006 and decreased in fiscal 2005 by 1.0%.

•

Income tax expense was $5.3 million, an effective tax rate of 3.3%, on the pre-tax loss of $160.1 million in fiscal 2006. The fact that there was tax expense in a year of a pre-tax loss was primarily the result of losses in the U.S. and Brazil, for which no tax benefit was recorded. This was partially offset by an $81.0 million tax benefit from a reduction in our provincial tax rates which in turn provided us a benefit on our Canadian deferred tax liabilities.

Phosphates Net Sales and Gross Margin

The following table summarizes Phosphates sales, gross margin, sales volumes and average prices:

	Years Ended May 31			2007-2006		2006-2005
(in millions, except price per tonne)	2007	2006	2005	Change	Percent	Change	Percent
Net sales:
North America	$1,284.4	$929.2	$770.9	$355.2	38%	$158.3	21%
International	1,919.5	2,168.3	1,541.6	(248.8)	(11%)	626.7	41%

Total	3,203.9	3,097.5	2,312.5	106.4	3%	785.0	34%
Cost of goods sold	2,772.2	2,849.8	2,150.0	(77.6)	(3%)	699.8	33%

Gross margin	$431.7	$247.7	$162.5	$184.0	74%	$85.2	52%

Gross margin as a percent of net sales	13.5%	8.0%	7.0%
Sales volume (in thousands of metric tonnes)
Fertilizer(a):
North America	2,856	2,661	2,166	195	7%	495	23%
International	5,201	6,520	5,895	(1,319)	(20%)	625	11%

Total	8,057	9,181	8,061	(1,124)	(12%)	1,120	14%
Feed	845	914	754	(69)	(8%)	160	21%

Total	8,902	10,095	8,815	(1,193)	(12%)	1,280	15%

Average price per tonne:
DAP (FOB plant)	$264	$245	$222	$19	8%	$23	10%
Average purchase price per unit (Central Florida):
Ammonia (metric tonne)	$331	$343	$303	$(12)	(3%)	$40	13%
Sulfur (long ton)	65	74	66	(9)	(12%)	8	12%
Average purchase price:
Natural gas (mmbtu)	$7.23	$6.78	$7.15	$0.45	7%	$(0.37)	(5%)

(a)	Excludes tonnes sold by PhosChem for its other members

Fiscal 2007 compared to Fiscal 2006

Phosphates’ net sales increased 3% in fiscal 2007, mainly due to higher phosphates prices in the fourth quarter of fiscal 2007, partially offset by a decline in sales volumes.

Our average DAP price was $264 per tonne in fiscal 2007, an increase of $19 per tonne compared with the same period last year. Stronger agricultural market fundamentals in the second half of fiscal 2007, including tight market supplies, led to a sharp increase in DAP prices. We generally realize price increases with about a two to three-month lag as a result of the typical time from customer orders to shipments. Therefore, the higher market prices that were reported beginning in the third fiscal quarter began to be realized in the fourth quarter of fiscal 2007. Our average DAP price for the fourth quarter of fiscal 2007 was $338 per tonne compared to $246 per tonne for the third quarter of fiscal 2007, while our average DAP price for the fourth quarter of fiscal 2006 was $248 per tonne.

In fiscal 2007, sales volumes declined 12% to 8.9 million tonnes of phosphate fertilizer and animal feed ingredients, compared with 10.1 million tonnes for fiscal 2006. Sales volumes to North America increased 7% as North American fertilizer sales were slow during the first half of fiscal 2007, but increased in the second half of fiscal 2007 as a result of an improved agricultural sector based on much higher grain prices. Sales volumes to international markets declined 20% as strong demand in India was more than offset by lower sales to China, as a result of increased domestic production of phosphate fertilizer in China. In addition, Australia sales volumes decreased as a result of a drought and the end of a marketing agreement with a third party. Our sales volumes were also down as a result of the indefinite closure of the Green Bay and South Pierce plants at the end of the prior fiscal year.

In addition, our consolidated net sales in fiscal 2007 included sales of 1.0 million tonnes, or $274.4 million, for other members of PhosChem, compared with 0.5 million tonnes, or $126.6 million, in fiscal 2006. PhosChem is a consolidated subsidiary of ours.

Our average feed phosphate price increased by approximately 14% in fiscal 2007 compared with levels a year ago. Feed phosphate demand was strong during the last fiscal year, resulting in tight global supplies. This resulted in high operating rates at our feed plants in New Wales and Riverview. Feed phosphate pricing trends generally trail those of the phosphate fertilizer sector by approximately six months.

Gross margin for Phosphates in fiscal 2007 was $431.7 million compared with $247.7 million in fiscal 2006. Gross margin as a percentage of sales increased from 8.0% in fiscal 2006 to 13.5% in fiscal 2007 due to a $19 per ton increase in average selling prices. In addition, costs of goods sold declined due to reduced production, and lower ammonia and sulfur prices. These were partially offset by higher idle plant costs due to the restructuring of the Phosphates business, in which we indefinitely closed the Green Bay, South Pierce and Fort Green facilities at the end of May 2006. For fiscal 2007, the average purchase price of ammonia in central Florida declined by $12 per tonne from the prior year to $331 per tonne. Average sulfur prices declined by $9 per long ton to $65 per long ton. Phosphates had unrealized mark-to-market gains of $11.7 million for fiscal 2007, mainly related to natural gas derivative contracts, compared with losses of $11.1 million in fiscal 2006. These gains and losses are included in our cost of goods sold.

Our production of DAP and monoammonium phosphate fertilizer (“MAP”) was 7.9 million tonnes for fiscal 2007, compared to 9.1 million tonnes for the same period last year. Fiscal 2006 production included granular triple superphosphate (“GTSP”), which we no longer produce after the restructuring of our Phosphates business. The production volumes were down as a result of the indefinite closure of the Green Bay and South Pierce plants at the end of the prior fiscal year. In addition, we experienced an explosion at our Faustina, Louisiana ammonia plant in October 2006, which idled this plant for repairs until mid-January. Our adjacent phosphate plant in Faustina, Louisiana sharply reduced production of DAP and MAP during this period to effectively manage its inventory and working capital levels and to mitigate the cost of purchased ammonia. The Faustina phosphates plant increased its production level back to more normal levels in January 2007, and the ammonia plant was operational by mid-January.

Our phosphate rock production was 13.7 million tonnes during fiscal 2007, compared with 16.9 million tonnes for the same period a year ago. Our average phosphate rock production rate as a percentage of capacity increased to 88% in fiscal 2007 compared with 71% in the prior year. The decline in production and increase in operating rates is primarily due to the closure of our Kingsford phosphate rock mine in September 2005 and the indefinite closure of our Fort Green phosphate rock mine in May 2006. We also idled our Wingate mine in November 2005, although this mine re-started production in June 2007.

Fiscal 2006 compared to Fiscal 2005

Phosphates’ net sales increased 34% in fiscal 2006, mainly due to the Combination and higher phosphate prices.

In fiscal 2006, sales volumes increased to 10.1 million tonnes of phosphate fertilizer and animal feed ingredients, compared with 8.8 million tonnes for fiscal 2005. Sales to international fertilizer markets accounted for about 65% of our total, while North American fertilizer sales comprised approximately 26% and feed sales were approximately 9% of the total. The North American fertilizer market was slow during fiscal 2006, and we estimate that industry DAP and MAP domestic sales were down by about 7% during the fertilizer year as a result of lower corn plantings and an estimated modest decline in phosphate application rates. The international market for phosphates was strong in the first half of fiscal 2006 due to growth in Asian demand, mainly in India and Pakistan. However, international fertilizer sales slowed in the third quarter, mainly due to lower sales to China. We believe that the lower sales to China were, to a significant degree, due to China’s increasing self-sufficiency in phosphate fertilizers. In the fourth quarter of fiscal 2006, PhosChem signed large supply contracts with customers in both India and China. Most of these sales were exported during the first half of fiscal 2007, but international sales began to increase during the fourth quarter as a result of these supply contracts.

In addition, PhosChem revenue from sales for its other members of 0.5 million tonnes, or $126.6 million, in fiscal 2006 was included in our results compared with 0.4 million tonnes, or $124 million, in fiscal 2005.

Our average feed phosphate price increased by about 16% in fiscal 2006 compared with prior year levels as a result of a strong international feed market.

Net sales also benefited in fiscal 2006 from higher prices as the average DAP price was $245 per tonne, an increase of $23 per tonne compared with the prior year. This was mainly the result of an increase in costs due to higher ammonia prices and a strong international market in the first half of fiscal 2006.

Gross margin as a percentage of sales increased from 7.0% in fiscal 2005 to 8.0% in fiscal 2006 due to a $23 per ton increase in average selling prices and a $10.8 million fair market value adjustment to inventory in fiscal 2005 as a result of the Combination. This was partially offset by a 33.0% increase in costs of goods sold compared with fiscal 2005. Costs of goods sold increased due to higher ammonia and sulfur prices, water treatment costs due to higher than normal rainfall, idle plant costs, and an increase in average phosphate rock costs. For fiscal 2006, the average purchase price of ammonia in central Florida increased by $40 per tonne from the prior year to $343 per tonne, driven mostly by higher natural gas prices. Average sulfur prices increased $8 to $74 per long ton compared with the prior year. Sulfur shortages developed subsequent to Hurricanes Katrina and Rita which adversely affected oil refineries that supply us with sulfur. Phosphates had unrealized mark-to-market losses of $11.1 million for fiscal 2006, mainly related to natural gas market derivative contracts, compared with losses of $3.3 million in fiscal 2005. These losses are included in our cost of goods sold.

Phosphates production of DAP, MAP and GTSP was 9.1 million tonnes for fiscal 2006, compared to 7.6 million tonnes for fiscal 2005.

Our phosphate rock production was 16.9 million tonnes during fiscal 2006, compared with 15.2 million tonnes for the prior year. We permanently closed our Kingsford phosphate rock mine in September 2005, although this reduction of production volume was partially offset by an expansion at our South Fort Meade mine. We also idled our Wingate mine during fiscal 2006. In addition, as further discussed in Note 24 to the Consolidated Financial Statements, on December 1, 2005, we resolved various outstanding commercial matters and disputes with U.S. Agri-Chemicals (“USAC”), including an early termination of a rock supply agreement, settlement of a pending lawsuit, and acquisition of various equipment, spare parts and phosphate rock reserves owned by USAC (“USAC Transactions”). As part of the USAC Transactions, in August 2005 we stopped shipping approximately 2.0 million tonnes of phosphate rock per year to USAC.

We announced a restructuring our Phosphates segment in May 2006. This included the indefinite closure of three facilities in Florida, including our Fort Green phosphate rock mine, South Pierce’s GTSP concentrates plant and Green Bay’s DAP/MAP concentrates plant in May 2006. These three facilities were among our highest cost operations. The closure of these facilities resulted in a pre-tax charge of $287.6 million in fiscal 2006, related to the accelerated depreciation of the closed facilities, as well as other closure costs.

The South Pierce concentrates plant was our only GTSP production facility. In order to continue to supply our North American customers, we now source GTSP from a third party.

Potash Net Sales and Gross Margin

The following table summarizes Potash sales, gross margin, sales volumes and prices:

	Years Ended May 31			2007-2006		2006-2005
(in millions, except price per tonne)	2007	2006	2005	Change	Percent	Change	Percent
Net sales:
North America	$818.2	$767.3	$611.6	$50.9	7%	$155.7	25%
International	660.7	388.6	257.8	272.1	70%	130.8	51%

Total	1,478.9	1,155.9	869.4	323.0	28%	286.5	33%
Cost of goods sold	1,065.0	804.3	623.3	260.7	32%	181.0	29%

Gross margin	$413.9	$351.6	$246.1	$62.3	18%	$105.5	43%

Gross margin as a percent of net sales	28.0%	30.4%	28.3%
Sales volume (in thousands of metric tonnes)
Fertilizer (a):
North America	3,393	2,509	2,493	884	35%	16	1%
International	3,596	2,842	2,159	754	27%	683	32%

Total	6,989	5,351	4,652	1,638	31%	699	15%
Non-agricultural (industrial and feed)	918	1,148	801	(230)	(20%)	347	43%

Total	7,907	6,499	5,453	1,408	22%	1,046	19%

Average price per tonne Potash (FOB plant)	$141	$140	$124	$1	1%	$16	13%
Natural gas (mmbtu)	6.39	8.10	5.71	(1.71)	(21%)	2.39	42%
Exchange rate at year-end of the Canadian Dollar	$1.069	$1.100	$1.256

(a)	Excludes tonnes related to a third-party tolling arrangement

Fiscal 2007 compared to Fiscal 2006

Potash’s net sales were $1,478.9 million in fiscal 2007, compared to $1,155.9 million in fiscal 2006. Potash’s net sales increased 28% in fiscal 2007 compared to fiscal 2006 primarily due to higher sales volumes and a 1% increase in the average price. Potash sales volumes increased to 7.9 million tonnes in fiscal 2007 compared with 6.5 million tonnes a year ago.

Potash sales volumes increased 22% in fiscal 2007 as a result of strong North American and international markets. Stronger agricultural market fundamentals including higher grain prices in both North America and internationally led to demand growth for potash. The increase in international demand was due to increases in key countries, including China, Brazil, India and Malaysia. This compares with slow international sales in the second half of fiscal 2006 as Canpotex did not make shipments during the second half of fiscal 2006 to these countries due to a lack of supply contracts. Canpotex entered into new supply contracts in the first half of fiscal 2007.

Potash gross margin for fiscal year 2007 was $413.9 million compared with $351.6 million in fiscal year 2006. Potash gross margin as a percent of sales declined from 30.4% in fiscal 2006 to 28.0% in fiscal 2007 mainly due to higher costs of production compared with the same period last year. The increase in production costs was primarily a result of an increase in the brine inflows at our Esterhazy mine, the increase in the Canadian dollar exchange rate, higher provincial resource taxes and higher royalty payments (which are the result of higher earnings), partially offset by lower natural gas costs. Included in fiscal 2007 gross margin is a $2.5 million unrealized mark-to-market gain on foreign currency derivative exchange contracts and natural gas derivative contracts compared to gains of $18.7 million in fiscal 2006.

Average potash prices increased to $141 per tonne in fiscal 2007, an increase of $1 per tonne compared with fiscal 2006. Average potash prices in the fourth quarter of fiscal 2007 were $146 per tonne compared to $141 per tonne for the fourth quarter of fiscal 2006. Approximately 12% of our net sales were to non-agricultural customers during 2007, compared with 18% in the prior year. Prices to non-agricultural customers generally are based on long-term legacy contracts at prices which were below our average potash selling price. The average non-agricultural potash price increased during the second half of fiscal 2007, although the average remains below our average selling prices for agricultural sales. Our largest non-agricultural contract comes up for renewal on December 1, 2007.

In December 2006, our 1.1 million tonnes per year capacity expansion at our Esterhazy mine was completed at a capital cost of approximately $38 million. A customer under a third-party tolling contract paid for one-quarter of the capital cost of this project and will receive one-quarter of the additional production until the customer receives all of its available reserves under the contract. We are also currently in the process of expanding capacity at our Belle Plaine and Colonsay mines. The Colonsay expansion is expected to be approximately 225,000 tonnes per year and is currently targeted for completion in 2010 at a capital cost of approximately $25 million. The Belle Plaine expansion is expected to occur in two stages. The first phase is expected to expand capacity by approximately 115,000 tonnes per year by 2010 at a capital cost of approximately $15 million and is also expected to result in significant energy savings. The second phase is currently planned for 2012 with an additional capacity of approximately 360,000 tonnes per year at a capital cost of approximately $75 million. Additional expansions are also under consideration for these two mines.

In December 2006, the brine inflows at our Esterhazy, Saskatchewan potash mine increased to a level that was significantly higher than we had previously experienced. In the second half of fiscal 2007 and continuing into fiscal 2008, we incurred higher operating and capital costs associated with our remediation of the brine inflows. Our remediation efforts have reduced the brine inflows to a rate that is consistent with our experience in recent years, and our increased pumping efforts are reducing the level of brine in the mine. We expensed $56.2 million and capitalized $45.9 million related to all brine inflows during fiscal 2007. In fiscal 2006 we expensed $33.2 million and capitalized $2.0 million related to all brine inflows. Approximately 25% of these costs for the brine inflows are reimbursed by a third party customer for whom we toll potash reserves.

Fiscal 2006 compared to Fiscal 2005

Potash’s net sales increased 33% in fiscal 2006 compared to fiscal 2005 primarily due to the Combination and higher potash prices. Potash sales volumes increased to 6.5 million tonnes in fiscal 2006 compared with 5.5 million tonnes in the prior year. The average potash sales price was 13% higher during fiscal 2006. Sales for all markets increased in fiscal 2006 compared with the prior year.

Potash sales volumes increased 19% in fiscal 2006, primarily as a result of the full year effect of the Combination. However, Potash sales volumes declined in the second half of the year, both in North America and international markets. In North America, we estimate industry potash sales declined by 20% from July 2005 to June 2006 as dealers delayed purchases and reduced existing inventories. In the international market, sales in the second half of fiscal 2006 were negatively impacted by a lack of potash exports to China and India. Canpotex, which historically has been a significant exporter of potash to key Asian countries, including China and India, did not ship potash during the first half of calendar 2006 to these countries due to a lack of supply contracts. Rather than negotiating annual contracts with Canpotex, Chinese and Indian importers, with participation of relevant government agencies, elected to engage in protracted contract negotiations with other world potash suppliers. In July 2006, Canpotex finalized a supply agreement with a key customer in China. The supply contract was for the remainder of calendar 2006 with shipments resuming in August. In addition to China, Canpotex successfully concluded potash contracts with Indian importers.

The low sales volumes in the second half of fiscal 2006 resulted in high inventories. In order to more effectively manage high-cost inventories and working capital, we reduced production by 31% at our Canadian mines during the second half of fiscal 2006.

Potash gross margin as a percent of sales increased from 28.3% in fiscal 2005 to 30.4% in fiscal 2006 mainly due to higher potash prices, a $19.5 million fair market value adjustment to inventory in fiscal 2005 as a result of the Combination, and mark-to-market gains on foreign currency exchange contacts and natural gas contracts of $18.7 million in fiscal 2006, partially offset by higher costs of production compared with fiscal 2005. The increase in production costs was mainly a result of higher energy prices and lower operating rates.

Average potash prices increased to $140 per tonne in fiscal 2006, an increase of $16 per tonne compared with fiscal 2005. Approximately 18% of our net sales were to industrial customers during 2006, compared with 15% in the prior year. Prices to non-agricultural customers generally are based on long-term legacy contracts at prices which were about 25% below our average potash selling price. The average non-agricultural potash price increased during the second half of fiscal 2006, although the average remains well below our average selling prices for agricultural sales.

Offshore Net Sales and Gross Margin

The following table summarizes Offshore net sales, gross margin, gross margin per metric tonne, and equity in net earnings of non-consolidated companies:

	Years Ended May 31			2007-2006			2006-2005
(in millions)	2007	2006	2005	Change	Percent		Change	Percent
Net sales	$1,355.6	$1,238.9	$1,228.9	$116.7	9%		$10.0	1%
Cost of goods sold	1,276.9	1,194.0	1,129.5	82.9	7%		64.5	6%

Gross margin	$78.7	$44.9	$99.4	$33.8	75%		$(54.5)	(55%	)

Gross margin as a percent of net sales	5.8%	3.6%	8.1%
Equity in net earnings of nonconsolidated companies
Fertifos S.A.	$14.4	$20.0	$33.5	$(5.6)	(28%	)	$(13.5)	(40%	)
Other subsidiaries	2.1	7.0	5.4	(4.9)	(70%	)	1.6	30%

Total	$16.5	$27.0	$38.9	$(10.5)	(39%	)	$(11.9)	(31%	)

Exchange rate at year-end of Brazilian Real	$1.929	$2.301	$2.404

Fiscal 2007 compared to Fiscal 2006

Offshore’s total segment net sales were $1,355.6 million in fiscal 2007 compared with $1,238.9 million in fiscal 2006, an increase of 9%, primarily as a result of higher volumes in Brazil, which was partially offset by lower Australia volumes due to the end of a marketing agreement with a third party. Gross margins increased to $78.7 million, or 5.8% of net sales, compared to $44.9 million, or 3.6% of net sales, in fiscal 2006. Our Offshore segment sells products produced by our Phosphates and Potash segments, as well as other producers, and its gross margin does not typically benefit significantly from increased product prices. However, in the fourth quarter of fiscal 2007, our Brazilian operations benefited from selling inventory purchased in the third quarter at the lower market prices prevailing at the time of purchase.

Gross margin in Brazil increased to $38.5 million, or 5.3% of net sales, in fiscal 2007 compared with $6.5 million, or 1.0% of net sales, in fiscal 2006. The primary driver of the gross margin increase in Brazil was related to the benefit from selling inventory in the fourth quarter of fiscal 2007 that had been purchased in the third quarter of fiscal 2007 at the lower market prices prevailing at the time of purchase. The remaining increase in gross margin in Brazil was a result of the improving agricultural market in the second half of fiscal 2007 and actions taken to reduce our costs.

In Argentina, gross margin increased $2.9 million in fiscal 2007 compared with fiscal 2006. Gross margin increased primarily as a result of our new granular single superphosphate (“GSSP”) plant, with a capacity of 240,000 tonnes per year, which began production during the first quarter of fiscal 2007.

In India, gross margin declined $7.6 million in fiscal 2007 compared with fiscal 2006. The decrease was primarily due to the effect of a weaker U.S. dollar and an unfavorable effect on the subsidy from the Indian government as an increase in distribution costs was not fully compensated in the subsidy.

Equity in net earnings of non-consolidated companies declined to $16.5 million for fiscal 2007 compared with $27.0 million in fiscal 2006. This was mainly the result of lower equity earnings from our investments in Fertifos S.A. and its subsidiary Fosfertil and Yunnan. The decrease in equity earnings from Fertifos S.A., and its subsidiary Fosfertil, is primarily the result of lower demand and foreign exchange rates. In addition, our equity in earnings is reported on a two month lag; therefore, the benefit from increased selling prices has not been fully reflected in these equity earnings. The decrease in equity earnings in Yunnan is primarily the result of higher raw material costs in fiscal 2007.

Fiscal 2006 compared to Fiscal 2005

Offshore’s net sales were relatively flat in fiscal 2006 compared with fiscal 2005. Despite an increase in sales volumes of 37% in fiscal 2006 compared to fiscal 2005, gross margins declined to $44.9 million, or 3.6% of net sales, compared to $99.4 million, or 8.1% of net sales, in fiscal 2005. The decline in gross margin was primarily due to lower margins in Brazil, which was a result of poor agricultural market conditions. The decline in gross margins was also affected by higher operating costs in Argentina.

Gross margin in Brazil decreased $45.0 million to $6.5 million, or 1.0% of net sales, in fiscal 2006 compared with $51.5 million, or 4.2% of net sales, in fiscal 2005. The devaluation and continued volatility of the U.S. dollar against the Brazilian Real during fiscal 2006 created an unfavorable market environment for the agricultural sector and impacted margins in several forms. Low grain prices, particularly for corn and soybean producers, continued to erode farmers’ income which is highly dependent on exports. This reduced the demand for and consumption of fertilizer. As a result, the average selling price for fertilizers was down 3% compared to fiscal 2005. In addition, lower demand and high inventory levels carried over by the Brazilian fertilizer industry from the prior year resulted in lower imports through our port facility. Our port facility imports fertilizer for our distribution operations as well as for third parties.

In Argentina, gross margin declined $4.9 million in fiscal 2006 compared with fiscal 2005. While sales volumes in fiscal 2006 were unchanged from fiscal 2005, margins were lower due to an increase in operating costs and damage to our port terminal caused by a vessel which collided with our dock.

Equity in net earnings of non-consolidated companies declined to $27.0 million for fiscal 2006 compared with $38.9 million in fiscal 2005. This was mainly the result of lower equity earnings from our interest in Fertifos S.A., the parent of Fosfertil, S.A., due to the poor agricultural market.

Nitrogen Net Sales and Gross Margin

The following table summarizes Nitrogen net sales, gross margin, sales volumes and equity in net earnings of non-consolidated companies:

	Years Ended May 31			2007-2006			2006-2005
(in millions)	2007	2006	2005	Change	Percent		Change	Percent
Net sales	$129.1	$143.4	$119.8	$(14.3)	(10%	)	$23.6	20%
Cost of goods sold	115.2	126.9	104.4	(11.7)	(9%	)	22.5	22%

Gross margin	$13.9	$16.5	$15.4	$(2.6)	(16%	)	$1.1	7%

Gross margin as a percent of net sales	10.8%	11.5%	12.9%
Sales volume (in thousands of metric tonnes)	1,553	1,484	1,644	69	5%		(160)	(10%	)
Equity in net earnings of nonconsolidated companies - Saskferco	$22.5	$18.7	$15.1	$3.8	20%		$3.6	24%

Fiscal 2007 compared to Fiscal 2006

Nitrogen segment net sales were $129.1 million in fiscal 2007 compared to $143.4 million in fiscal 2006, a decline of $14.3 million. A sales volume increase of 5% was more than offset by lower nitrogen prices due to product mix. Nitrogen sales volumes were 1.6 million tonnes in fiscal 2007. We serve as the exclusive marketing agent for Saskferco’s nitrogen products.

Nitrogen gross margin was $13.9 million in fiscal 2007 compared with $16.5 million in fiscal year 2006, a decrease of 16% mainly due to lower nitrogen prices. Equity in net earnings of Saskferco increased $3.8 million, or 20% in fiscal 2007 primarily due to reduced costs of production from lower natural gas prices.

Fiscal 2006 compared to Fiscal 2005

Nitrogen net sales increased 20% in fiscal 2006 compared with fiscal 2005. A sales volume decline of 10% was more than offset by higher nitrogen prices. Nitrogen sales volumes were 1.5 million tonnes in fiscal 2006. Agency sales volumes for Saskferco’s nitrogen products were 1.0 million tonnes for fiscal 2006, down 0.1 million tonnes compared with fiscal 2005. Sales volumes for nitrogen products purchased from sources other than Saskferco were 0.4 million tonnes for fiscal 2006, a decline of 10% compared with the prior year.

Nitrogen’s gross margin was $16.5 million in fiscal 2006 compared with $15.4 million in fiscal 2005, an increase of 7% mainly due to higher nitrogen prices.

Equity in net earnings of Saskferco increased 24% in fiscal 2006 over fiscal 2005 as higher prices offset an increase in the costs of production due to higher natural gas prices.

Selling, General and Administrative Expenses

(in millions)	Selling, General and Administrative Expenses	Percent of Net Sales	Increase (Decrease) Over Prior Fiscal Year
Year Ended May 31			Dollar	Percentage
2007	$309.8	5.4%	$68.5	28%
2006	241.3	4.5%	34.3	17%
2005	207.0	4.7%	106.9	107%

Selling, general and administrative expenses were $309.8 million for fiscal year 2007 compared to $241.3 million for fiscal year 2006. This increase in expense was primarily a result of higher incentive compensation accruals of approximately $17 million, higher share-based compensation costs related to the effects of changes to our executive leadership, including the retirement of our former Chief Executive Officer and changes in our long-term incentive awards to employees of approximately $15 million, and post-implementation and depreciation costs of approximately $12 million related to the ERP system. Our efforts and the costs of additional resources to stabilize our ERP system and the business processes that surround it are continuing into fiscal 2008. In addition, in fiscal 2006, we reversed an allowance of approximately $14 million associated with value added tax credits in Brazil, which we offset against other federal taxes payable in Brazil.

Selling, general and administrative expenses increased $34.3 million in fiscal 2006 to $241.3 million. This increase was primarily due to the Combination and approximately $7 million in external consulting fees associated with first year compliance with the requirements of the Sarbanes-Oxley Act of 2002. These costs were partially offset by the effect of the reversal of a prior allowance of approximately $14 million associated with value added tax credits in Brazil.

Interest Expense, net

(in millions)	Interest Expense	Interest Income	Interest Expense, Net	Percent of Net Sales	Increase (Decrease) Over Prior Fiscal Year
Year Ended May 31					Dollar	Percentage
2007	$171.5	$21.9	$149.6	2.6%	$(3.6)	(2%	)
2006	166.5	13.3	153.2	2.9%	42.5	38%
2005	120.6	9.9	110.7	2.5%	95.7	NM

Interest expense, net of interest income was $149.6 million in fiscal 2007, compared to $153.2 million in fiscal 2006. Interest expense increased from $166.5 million in fiscal 2006 to $171.5 million in fiscal 2007 due to an increase in LIBOR rates, an increase in the spread paid on term loans, and an increase in the effective rate paid on long term bonds. In fiscal 2007 and 2006, our interest income was $21.9 million and $13.3 million, respectively. Interest income increased as a result of a higher level of cash and cash equivalents. Our cash interest paid in fiscal 2007 was $226.0 million compared to $213.7 million in fiscal 2006. Our cash interest paid increased as a result of more frequent interest payments under the new bank debt than under the bonds that were refinanced. Cash interest paid in fiscal 2007 and 2006 was higher than the reported interest expense. This was due to $27.2 million and $47.9 million, respectively, of amortization of the fair market value adjustment on the debt assumed as part of the Combination and changes in accrued interest.

Interest expense, net was $153.2 million in fiscal 2006, compared to $110.7 million in fiscal 2005. This increase in interest expense was due to the full-year impact of the additional debt assumed as part of the Combination, along with higher interest rates on our floating rate debt. This was partially offset by a non-cash reduction of $19.3 million related to a full year effect of the amortization of the fair market value of debt as a result of the Combination. In fiscal 2006 and 2005, interest income was $13.3 million and $9.9 million, respectively. Interest income increased as a result of a full year effect of the Combination. The cash interest paid in fiscal year 2006 and 2005 was higher than the reported interest expense by $47.9 million and $28.6 million, respectively, due to the amortization of the fair market value adjustment on the debt assumed as part of the Combination.

Foreign Currency Transaction (Gain) Loss

(in millions)	(Gain) Loss	Percent of Net Sales	Increase (Decrease) Over Prior Fiscal Year
Year Ended May 31
			Dollar	Percentage
2007	$8.6	0%	$(92.0)	(91%	)
2006	100.6	2%	114.5	NM
2005	(13.9)	0%	(17.5)	NM

In fiscal year 2007, we recorded a foreign currency transaction loss of $8.6 million compared with a loss of $100.6 million in the prior year. In both years, this was mainly the result of the effect of a stronger Canadian dollar on large U.S. dollar denominated intercompany receivables held by our Canadian subsidiaries. The average value of the Canadian dollar increased by 2.8% in fiscal 2007. The Canadian dollar is the functional currency for several of our Canadian entities which translate their U.S. dollar denominated balance sheet accounts to their Canadian dollar functional currency. This results in transaction gains or losses reflected in our Consolidated Statement of Operations. Because this is a non-cash accounting exposure, we chose not to hedge it.

In fiscal year 2006, we recorded a foreign currency transaction loss of $100.6 million compared with a gain of $13.9 million in fiscal 2005. The fiscal 2006 loss was due to the effect of a strong Canadian dollar on large U.S. dollar denominated intercompany receivables held by our Canadian subsidiaries. The average value of the Canadian dollar increased by 12.4% in fiscal 2006.

Gain on Extinguishment of Debt

We had a pre-tax gain on the extinguishment of debt of $33.9 million in the third quarter of fiscal 2007 related to the Refinancing of approximately $2 billion in debt on December 1, 2006. We also paid down approximately $280 million of debt in the fourth quarter of fiscal 2007, which triggered a gain on the extinguishment of debt of $0.7 million. See Note 14 to the Consolidated Financial Statements.

Other Income

(in millions)	Other (Income) Expense	Percent of Total Sales	(Increase) Decrease Over Prior Fiscal Year
Year Ended May 31
			Dollar	Percentage
2007	$(13.0)	(0%)	$(21.2)	NM
2006	8.2	0%	1.4	21%
2005	6.8	0%	(11.3)	NM

We had other income of $13.0 million in fiscal 2007 compared to other expense of $8.2 million and $6.8 million in fiscal 2006 and 2005, respectively. Other income in fiscal 2007 primarily relates to recording an arbitration award received in July 2006 of $15.3 million that related to an environmental dispute involving IMC prior to the Combination. The arbitration award arose out of a 2004 settlement of class action lawsuits by plaintiffs from Pensacola, Florida against Agrico Chemical Company, a subsidiary of Mosaic, and a number of unrelated defendants in the Circuit Court of Escambia County, Florida based on alleged releases of contaminants to groundwater from a former Agrico facility in Pensacola, Florida. The facility historically operated as a division of Conoco and subsequently as a subsidiary of Williams. In 2004, Conoco and Agrico reached a settlement with the plaintiffs. Agrico had contract and other rights against Williams that it subsequently asserted in a private arbitration. A portion of this award was remitted by Agrico to third parties. In fiscal 2006 and 2005, other expense was primarily driven by legal accruals for litigation that existed prior to the Combination and related to non-operating facilities.

Equity in Earnings of Non-Consolidated Companies

(in millions)	Equity in Earnings of Non- Consolidated Companies	Percent of Total Sales	Increase (Decrease) Over Prior Fiscal Year
Year Ended May 31
			Dollar	Percentage
2007	$41.3	0.7%	$(7.1)	(15%	)
2006	48.4	0.9%	(7.5)	(13%	)
2005	55.9	1.3%	20.1	56%

Equity in earnings of non-consolidated companies was $41.3 million in fiscal 2007 compared with $48.4 million in fiscal year 2006, and $55.9 million in fiscal 2005. The largest earnings contributors were Fertifos S.A. and its subsidiary Fosfertil, which is included in our Offshore segment, and Saskferco, which is included in our Nitrogen segment. The decrease in equity earnings from Fertifos S.A., and its subsidiary Fosfertil, is primarily the result of lower demand and the effect of changes in foreign exchange rates. Equity in net earnings of Saskferco increased $3.8 million, or 20% in fiscal 2007 primarily as a result of reduced costs of production due to lower natural gas prices. This was offset by a decrease in our equity earnings from our investment in Yunnan due to higher raw material costs.

Equity in earnings of non-consolidated companies was $48.4 million in fiscal 2006 compared with $55.9 million in fiscal 2005. The decrease related to a decrease in equity earnings of Fertifos S.A., the parent of Fosfertil S.A., of approximately $13.5 million, partially offset by an increase in the equity earnings of Saskferco of approximately $3.6 million. The decrease in equity earnings of Fertifos S.A. was the result of a poor agricultural market. The increase in equity earnings of Saskferco was due to higher Nitrogen prices.

Provision for Income Taxes

Year Ended May 31	Effective Tax Rate
2007	24.4%
2006	3.3%
2005	45.7%

Income tax expense for fiscal 2007 was $123.4 million, an effective tax rate of 24.4%, on pre-tax income of $505.7 million. The fiscal 2007 tax rate reflects a benefit of approximately $46.0 million from a reduction of our Canadian deferred tax liabilities as a result of a statutory reduction in the federal corporate tax rate and the elimination of the corporate surtax rate, a change in the pre-tax profit mix among Mosaic’s business geographies, as well a benefit from the U.S. deferred tax asset valuation allowance that was reduced due to fiscal 2007 activity.

Income tax expense for fiscal 2006 was $5.3 million, an effective tax rate of 3.3%, on the pre-tax loss of $160.1 million. We incurred tax expense in a year of a pre-tax loss primarily because of losses in the U.S. and Brazil, for which no tax benefit was recorded, including substantially all of the $287.6 million restructuring and other charges, and because our Canadian-based businesses generated most of our pre-tax income and this income was taxed at relatively higher rates than our other businesses. This was partially offset by an $81.0 million tax benefit from the reduction in our Canadian deferred tax liabilities as the result of a statutory reduction in the future Saskatchewan provincial statutory tax rates.

The effective tax rate in fiscal 2005 was 45.7%. This high effective tax rate reflected the effect of the Combination, including the inclusion in fiscal 2005 of the earnings of the Canadian-based businesses which were taxed at relatively higher rates than the other businesses of the company.

As of May 31, 2007 we had estimated carryforwards for tax purposes as follows: alternative minimum tax credits of $111.7 million; net operating losses of $548.0 million; and capital losses of $37.9 million. See Note 16 to our Consolidated Financial Statements for further information about these carryforwards. We expect the U.S. portion of these carryforwards to eliminate nearly all U.S. federal cash income taxes in fiscal 2008.

Critical Accounting Estimates

The Consolidated Financial Statements are prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the Consolidated Financial Statements, we are required to make various judgments, estimates and assumptions that could have a significant impact on the results reported in the Consolidated Financial Statements. We base these estimates on historical experience and other assumptions believed to be reasonable by management under the circumstances. Changes in these estimates could have a material effect on our Consolidated Financial Statements.

Our significant accounting policies can be found in Note 2 to the Consolidated Financial Statements. We believe the following accounting policies may include a higher degree of judgment and complexity in their application and are most critical to aid in fully understanding and evaluating our reported financial condition and results of operations.

Share-Based Payments

Effective June 1, 2006, we adopted the provisions of, and account for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (R) “Share-Based Payment”(“SFAS 123(R)”). As such, stock-based compensation expense is measured at the grant date based on the fair value of the award using the Black-Scholes option valuation model and is recognized as an expense over the vesting period. Determining the fair value of the stock-based awards at the grant date requires judgment. Key assumptions used in a Black-Scholes option valuation model include estimating the expected term of stock options, the expected volatility of our stock and expected dividends. In addition, estimates of the number of stock-based awards that are expected to be forfeited are also required as a component of measuring stock-based compensation expense. Prior to the adoption of SFAS 123(R) we utilized the fair value method of accounting for stock-based compensation in accordance with SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The impact of adopting SFAS 123(R) was not material to our Consolidated Financial Statements.

Goodwill

We review goodwill for impairment annually or at any time events or circumstances indicate that the carrying value may not be fully recoverable. According to our accounting policy, an annual review is performed in the second quarter of each year, or more frequently if indicators of potential impairment exist. Our impairment review process is based on a discounted future cash flow approach that uses estimates of revenues for the reporting units, driven by sales volumes, average sales price and estimated future gross margin, as well as appropriate foreign exchange, discount and tax rates. These estimates are consistent with the plans and estimates that are used to manage the underlying businesses. Charges for impairment of goodwill for a reporting unit may be incurred if the reporting unit fails to achieve its assumed sales volume or assumed gross margin, or if interest rates increase significantly.

Recoverability of Long-Lived Assets

The assessment of the recoverability of long-lived assets reflects management’s assumptions and estimates. Factors that management must estimate when performing impairment tests include sales volume, prices, inflation, discount, exchange and tax rates and capital spending. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. The measurement of the recoverability of these assets is dependent upon the accuracy of the assumptions used in making these estimates and how the estimates compare to the eventual future operating performance of the specific businesses to which the assets are attributed. Certain of the operating assumptions are particularly sensitive to the cyclical nature of our phosphate business. There have been no triggering events in the current year that would require an evaluation of the recoverability of long-lived assets.

Environmental Liabilities and Asset Retirement Obligation

We record accrued liabilities for various environmental and reclamation matters including the demolition of former operating facilities, and asset retirement obligations (“ARO”).

Accruals for environmental matters are based on third party estimates for the cost of remediation at previously operated sites and estimates of legal costs for ongoing litigation. In accordance with Statement of Position 96-1, “Environmental Remediation Liabilities,” which prescribes the guidance contained within SFAS No. 5, “Accounting for Contingencies,” and FASB Interpretation (FIN) No. 14, “Reasonable Estimation of an Amount of a Loss,” we are required to assess the likelihood of material adverse judgments or outcomes as well as potential ranges or probability of losses. We determine the amount of accruals required, if any, for contingencies after carefully analyzing each individual matter. Actual costs incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. As of May 31, 2007 and 2006, we had accrued $16.7 million and $19.9 million, respectively, for environmental matters.

Based upon the guidance of SFAS No. 143, “Accounting for Asset Retirement Obligations,” we, together with third party consultants develop estimates for the costs of retiring certain of our long-term operating assets. The costs are inflated based on an inflation factor and discounted based on a credit-adjusted risk-free rate. For operating facilities, fluctuations in the estimated costs, inflation and interest rates can have an impact on the amounts recorded on the Consolidated Balance Sheet. However, changes in the assumptions would not have a significant impact on the Consolidated Statement of Operations. For closed facilities, fluctuations in the estimated costs, inflation and interest rates can have an impact on the Consolidated Statement of Operations as noted below under “Restructuring Charges.” A further discussion of the Company’s asset retirement obligations can be found in Note 17 to the Consolidated Financial Statements.

Restructuring Charges

As described in Note 26 to the Consolidated Financial Statements, we approved plans to restructure the Phosphates segment in May 2006. In connection with these activities, we recorded restructuring charges for employee termination costs, accelerated depreciation and other restructuring-related costs. Of the $287.6 million pre-tax charges related to the Phosphates restructuring in fiscal 2006, approximately $170.4 million related to accelerated depreciation and other non-cash expenditures.

The recognition of these restructuring charges required that we make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned restructuring activity. To the extent our actual results in restructuring these facilities differ from our estimates and assumptions, we may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. At the end of each reporting period, we evaluate the remaining accrued balances to ensure that no excess accruals are retained and the provisions utilized are for their intended purpose in accordance with developed exit plans.

In fiscal 2006 we indefinitely closed one phosphate rock mine and two phosphate concentrate plants as part of the restructuring of our Phosphate segment. This restructuring triggered the acceleration of the timing of our cash flow payments related to our ARO. Based on this acceleration, we recorded an increase in our ARO of approximately $99.1 million. As a result of the indefinite closures, the related ARO assets do not have an estimated useful life and; therefore, we recognized this increase in the ARO as part of our fiscal 2006 restructuring charge. In fiscal 2007, based on a new plan developed by a third party and our engineers, we revised the estimated cash flows related to our indefinitely closed plants. This resulted in a restructuring gain of approximately $4.1 million for the reduction in the ARO.

Pension Plans and Other Postretirement Benefits

The accounting for benefit plans is highly dependent on actuarial estimates, assumptions and calculations which result from a complex series of judgments about future events and uncertainties. The assumptions and actuarial estimates required to estimate the employee benefit obligations for pension plans and other postretirement benefits include discount rate, expected salary increases, certain employee-related factors, such as turnover, retirement age and mortality (life expectancy), expected return on assets and healthcare cost trend rates. We evaluate these critical assumptions at least annually. Our assumptions reflect our historical experiences and our best judgment regarding future expectations that have been deemed reasonable by management. The judgments made in determining the costs of our benefit plans can materially impact our results of operations. As such, we obtain assistance from actuarial experts to aid in developing reasonable assumptions and cost estimates. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The effects of actual results differing from our assumptions are included as a component of other comprehensive income as unamortized net gains and losses, which are amortized over future periods. At May 31, 2007 and 2006, we had $195.4 million and $247.7 million, respectively, accrued for pension and other postretirement benefit obligations. Refer to Note 20 of our Consolidated Financial Statements for further discussion of pension and other postretirement benefits.

Deferred Income Taxes

We recognize income taxes in each of the jurisdictions in which we operate. For each jurisdiction, we estimate the actual amount of taxes currently payable or receivable, as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. For example, in fiscal 2007, there was a reduction in the future Canadian federal corporate tax rate and the elimination of the Canadian corporate surtax for which we recorded a benefit of approximately $46.0 million. In fiscal 2006, there was a reduction in the future Saskatchewan provincial tax rate for which we recorded a benefit of approximately $81.0 million. A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized, which generally includes significant estimates and assumptions which result from a complex series of judgments about future events. The judgments include evaluating objective evidence, both positive and negative, in determining the need for a valuation allowance. In determining whether a valuation allowance is required, we apply the principles enumerated in SFAS No. 109, “Accounting for Income Taxes”, in the U.S. and each foreign jurisdiction in which a deferred tax asset is recorded. In addition, as part of the process of recording the Combination, we have made certain adjustments to valuation allowances related to the businesses of IMC (Purchase Accounting Valuation Allowances). If during an accounting period we determine that we will not realize all or a portion of our deferred tax assets, we will increase our valuation allowances with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related tax benefits, we will reduce valuation allowances with either (i) a reduction to goodwill, if the reduction relates to Purchase Accounting Valuation Allowances, or (ii) in all other cases, with a reduction to income tax expense. In the future if we were to reverse our U.S. valuation allowance, approximately $37.3 million would be a reduction in income tax expense. Due to our cumulative losses over the prior three years and other factors, we determined a valuation allowance was needed at the end of fiscal 2007. We will need to continue to monitor the positive and negative evidence in fiscal 2008 as the business environment and our related earnings may improve to a point when it becomes more likely than not that the deferred tax assets will be realized.

Variable Interest Entities

In the normal course of business, we may enter into arrangements that need to be examined to determine whether they fall under the variable interest entity (“VIE”) accounting guidance prescribed under Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN 46(R)”), “Consolidation of Variable Interest Entities.” In accordance with the interpretation, management must exercise significant judgment to determine if VIE relationships are required to be consolidated. We use a variety of complex estimation processes involving both qualitative and quantitative factors that may involve the use of a number of assumptions about the business environment in which an entity operates to determine whether the entity is a VIE, and to analyze and calculate its expected losses and expected residual returns. These processes involve estimating the future cash flows and performance of the entity, analyzing the variability in those cash flows and allocating the losses and returns among the identified parties holding variable interests. Our interests are then compared to those of unrelated outside parties to identify if we are the primary beneficiary, and thus should consolidate the entity. In fiscal 2007, we did not identify any additional VIEs that would require consolidation or disclosure. We currently consolidate three VIEs which are further discussed in Note 15 of our Consolidated Financial Statements.

Litigation

The Company is involved from time to time in claims and legal actions incidental to its operations, both as plaintiff and defendant. The Company has established what management currently believes to be adequate accruals for pending legal matters. These accruals are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as advice of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. Changes in accruals, both up and down, are part of the ordinary, recurring course of business, in which management, after consultation with legal counsel, is required to make estimates of various amounts for business and strategic planning purposes, as well as for accounting and Securities and Exchange Act of 1934 reporting purposes. These changes are reflected in the reported earnings of the Company each quarter. The litigation accruals at any time reflect updated assessments of the then existing claims and legal actions as assessed under SFAS No. 5, “Accounting for Contingencies.” The final outcome or potential settlement of litigation matters could differ materially from the accruals which have been established by the Company.

Capital Resources and Liquidity

We define liquidity as the ability to generate adequate amounts of cash to meet current cash needs. We assess our liquidity in terms of our ability to make payments on and to refinance our indebtedness, working capital requirements, and to fund capital expenditures and expansion efforts in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. We believe that our cash, other liquid assets and operating cash flow, together with available borrowings and potential access to credit and capital markets, will be sufficient to meet our operating and capital expenditure requirements and to service our debt and meet other contractual obligations as they become due.

Our strong operating cash flow in fiscal 2007 resulted in cash and cash equivalents at May 31, 2007 of $420.6 million, up from $173.3 million at May 31, 2006, despite our payment of $280 million of debt in the fourth quarter of fiscal 2007. We used $150.0 million of our cash to prepay additional debt on June 29, 2007, and have classified another $200.0 million of our long-term debt as current maturities because we anticipate prepaying additional minimum amounts in fiscal 2008.

Cash Requirements

We have certain contractual cash obligations that require us to make payments on a scheduled basis which include, among other things, long-term debt payments, interest payments, operating leases, unconditional purchase obligations, and funding requirements of pension and postretirement obligations. Our long-term debt is our largest contractual cash obligation and has maturities ranging from one year to 21 years. Our next largest cash obligations are our asset retirement obligations (ARO) and other environmental obligations related to our Phosphates segment and unconditional purchase obligations. Unconditional purchase obligations are contracts to purchase raw materials such as sulfur, ammonia and natural gas. We expect to fund our ARO, purchases obligations, and capital expenditures with a combination of operating cash flows and borrowings. See Off-Balance Sheet Arrangements and Obligations for the amounts owed by Mosaic under Contractual Cash Obligations.

Our Esterhazy, Saskatchewan potash operations generate a significant amount of our cash. However, transferring this cash to other parts of our business, to service our indebtedness or for other purposes could potentially trigger significant taxes.

In India, the government sets a maximum price certain of our Offshore segment’s customers pay for DAP which is below production costs. The government then makes subsidy payments to us. In the future, if phosphate prices continue to rise, we expect our receivable from the government to continue to increase. This increase in the governmental receivable could increase our cash liquidity needs for our Indian operations in the future.

Sources and Uses of Cash

Historically, our primary sources of cash for Mosaic have been operating cash flows, revolving credit facilities, and other senior debt. Historically, our primary uses of cash for Mosaic have been capital expenditures, working capital requirements, and the repayment of debt obligations.

Operating Activities

Operating activities provided $707.9 million of cash for fiscal 2007, an increase of $413.5 million compared to fiscal 2006. The increase in cash flows was primarily the result of growth in net earnings, an increase in accounts payable and accrued liabilities, partially offset by an increase in accounts receivable and a decrease in other noncurrent liabilities, and by a fiscal 2006 $94.0 million payment in connection with early termination of a phosphate rock contract and settlement of a lawsuit related to the contract, as described in Note 24 to the Consolidated Financial Statements. Accounts receivable increased primarily as a result of higher phosphate prices and higher sales volumes in the fourth quarter of fiscal 2007. Accounts payable increased primarily as a result of the timing of payments. Accrued liabilities increased as a result of higher incentives accruals, higher accrued taxes, and more customer prepayments at the end of fiscal 2007. Noncurrent liabilities decreased as a result of additional pay downs on our ARO.

Operating activities provided $294.4 million of cash for fiscal 2006, a decrease of $37.5 million compared to fiscal 2005. The decrease in cash flows was primarily the result of the swing from net earnings to a net loss, and an overall decrease in cash flows from changes in assets and liabilities, offset by an increase in non-cash charges. The reduction in cash flows from changes in assets and liabilities was primarily the result of ARO payments, and the settlement of the USAC Transactions.

Investing Activities

Investing activities used $304.0 million of cash for fiscal 2007, a decrease of $55.2 million compared to fiscal 2006. The decrease in cash used by investing activities is mainly the result of lower capital expenditures in fiscal 2007 primarily as a result of the impact of the Phosphates Restructuring, partially offset by increased spending in the Potash segment for the Esterhazy expansion and Esterhazy brine inflows. Investing activities in fiscal 2006 included $44.0 million in proceeds from a note receivable from Saskferco Products, Inc.

Investing activities used $359.2 million of cash for fiscal 2006, an increase of $144.1 million compared to fiscal 2005. The increase in cash used by investing activities primarily related to additional capital expenditures in fiscal 2006, partially offset by the proceeds from the notes receivable. Capital expenditures increased in fiscal 2006 due to a full-year of capital expenditures as a result of the Combination compared to the partial year in fiscal 2005.

Financing Activities

Cash used in financing activities for fiscal 2007 was $173.2 million, an increase of $179.5 million compared to cash provided by financing activities of $6.3 million in fiscal 2006. The primary reason for the increase in cash used in financing activities in fiscal 2007 relates to the repayment of debt and the charges involved with the completion of the Refinancing that occurred on December 1, 2006. We have paid down approximately $280 million of debt in the fourth quarter of fiscal 2007 which was partially offset by net cash received from the Refinancing. In association with the Refinancing, we paid a tender premium of $111.8 million, terminated an interest rate swap at $6.4 million, and incurred deferred financing fees of $15.6 million. In addition, we have also paid down our revolving credit facility under the senior secured credit facility; however, this was offset by our Offshore segment obtaining short term borrowings to fund the purchase of inventories. The above activities were partially offset by additional proceeds received from stock option exercises. See Note 14 to the Consolidated Financial Statements for information regarding the Refinancing.

Cash provided by financing activities for fiscal 2006 was $6.3 million, a decrease of $101.8 million compared with fiscal 2005. The primarily reason for the decrease in cash flows provided by financing activities is from the net payments of debt in fiscal 2006 compared to net issuances of debt in fiscal 2005.

Debt Instruments, Guarantees and Related Covenants

On December 1, 2006, we completed the Refinancing, consisting of (i) the purchase by subsidiaries of approximately $1.4 billion of outstanding senior notes and debentures (“Existing Notes”) pursuant to tender offers and (ii) the refinancing of a $345.0 million term loan B facility under our existing bank credit agreement. The total consideration paid for the purchase of the Existing Notes, including tender premiums and consent payments but excluding accrued and unpaid interest, was approximately $1.5 billion. Mosaic funded the purchase of the Existing Notes and the refinancing of the existing term loan B facility through the issuance of $475.0 million aggregate principal 7.375% senior notes due 2014 and $475.0 million aggregate principal 7.625% senior notes due 2016 (collectively, “New Senior Notes”), and new $400.0 million term loan A-1 and $612.0 million new term loan B facilities under an amended and restated senior secured bank credit agreement (“Restated Credit Agreement”). See Note 14 to our Consolidated Financial Statements for additional information relating to our financing arrangements, including the Refinancing. The Refinancing lengthened the average maturity of our indebtedness, decreased our annual cash interest payments, and increased our flexibility to reduce our level of debt in the future.

New Senior Notes

The indenture relating to the New Senior Notes contains certain covenants and events of default that, among other things, limit our ability to:

•	borrow money, issue specified types of preferred stock or guarantee or provide other support for indebtedness of third parties, including guarantees to finance purchases of our products;

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments in or loans to entities that we do not control, including joint ventures;

•

transact business with Cargill, which owns approximately 64.8% of Mosaic’s outstanding common stock, or Cargill’s other subsidiaries, except under circumstances intended to provide comfort that the transactions are fair to the Company;

•	use assets as security for the payment of our obligations;

•

sell assets, other than sales of inventory in the ordinary course of business, except in compliance with specified limits and up to specified dollar amounts, unless we use the net proceeds to repay indebtedness or reinvest in replacement assets;

•	merge with or into other companies;

•	enter into sale and leaseback transactions;

•	enter into unrelated businesses; and

•	enter into speculative swaps, derivatives or similar transactions.

Except for the covenants limiting our ability to use assets as security in other transactions, merge with or into other companies and enter into sale and leaseback transactions and a covenant requiring that subsidiaries that guarantee specified types of our other obligations also guarantee the New Senior Notes, the covenants relating to the types of matters listed above will no longer apply in the event that the New Senior Notes receive an investment grade rating from at least two of Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”), Moody’s Investor’s Services Inc. (“Moody’s”) and Fitch Inc. (“Fitch”) and certain other conditions are satisfied (“Fall-Away Event”).

The indenture relating to the New Senior Notes also contains provisions requiring Mosaic to offer to purchase, at 101% of the principal amount thereof (plus accrued and unpaid interest), all of the outstanding New Senior Notes upon a change in control of Mosaic followed within 90 days by a decline in the rating assigned to the New Senior Notes by S&P, Moody’s or Fitch. The indenture relating to the New Senior Notes also contains other covenants and events of default that limit various matters or require us to take various actions under specified circumstances.

The obligations under the New Senior Notes are guaranteed by substantially all of Mosaic’s domestic subsidiaries that are involved in operating activities, Mosaic’s subsidiaries that own and operate our potash mines at Belle Plaine and Colonsay, Saskatchewan, Canada, and intermediate holding companies through which Mosaic owns the guarantors. Subsidiaries that are not guarantors generally are other foreign subsidiaries, insignificant domestic subsidiaries and other domestic subsidiaries that are not directly engaged in operating activities.

Amended and Restated Credit Facilities

On May 1, 2007, we elected to prepay $250.0 million principal amount of term loans under the Restated Credit Agreement. The prepayment consisted of $94.0 million principal amount of Term Loan A-1 borrowings, $145.2 million principal amount of Term Loan B borrowings, and $10.8 million principal amount of Term Loan A.

On June 29, 2007, we elected to prepay an additional $150.0 million principal amount of term loans under the Restated Credit Agreement. The prepayment consisted of $56.4 million principal amount of Term Loan A-1 borrowings, $87.1 million principal amount of Term Loan B borrowings, and $6.5 million principal amount of Term Loan A borrowings.

After the above prepayments, the outstanding term loans under the Restated Credit Agreement were reduced to $28.0 million principal amount of Term Loan A borrowings, $244.8 million principal amount of Term Loan A-1 borrowings, and $378.1 million principal amount of Term Loan B borrowings. The prepayments were made from available cash generated by the ongoing business operations of the Company. We consider the prepayments to be a significant step in our plan to reduce our outstanding borrowings, strengthen our balance sheet, and achieve investment grade credit ratings.

The Restated Credit Agreement requires Mosaic to maintain certain financial ratios, including a leverage ratio and an interest coverage ratio. These ratios become more stringent over time pursuant to the terms of the Restated Credit Agreement. There can be no assurance that Mosaic will be able to meet these ratios in the future, particularly as they become more stringent. Mosaic’s access to funds is dependent upon its product prices, input costs and market conditions. During periods in which product prices or volumes, raw material prices or availability, or other conditions reflect the adverse impact of cyclical market trends or other factors, there can be no assurance that Mosaic will be able to comply with applicable financial covenants or meet its liquidity needs. Mosaic cannot assure that its business will generate sufficient cash flow from operations in the future, that its currently anticipated net sales and cash flow will be realized, or that future borrowings will be available when needed or in an amount sufficient to enable Mosaic to repay indebtedness or to fund other liquidity needs.

The Restated Credit Agreement also contains events of default and covenants that, among other things, limit our ability to:

•

engage in activities that are generally of the types that are listed in the first paragraph under the subheading “New Senior Notes” above (however, the Fall-Away Event does not apply to the covenants under the Restated Credit Agreement);

•	fund our Offshore business segment from our North American operations;

•	make capital expenditures in excess of certain annual amounts; or

•	prepay indebtedness.

In addition, a change of control of Mosaic is a default under the Restated Credit Agreement.

In connection with the Refinancing, certain covenants in Mosaic’s existing credit agreement were amended to provide Mosaic with greater financial flexibility. These amendments included adjustments to the required levels of the leverage ratio and the interest coverage ratio effective beginning with Mosaic’s fiscal quarter ended February 28, 2007.

The Restated Credit Agreement also contains other covenants and events of default that limit various matters or require the Company to take various actions under specified circumstances.

The obligations under the Restated Credit Agreement are guaranteed by substantially all of Mosaic’s domestic subsidiaries that are involved in operating activities, Mosaic’s subsidiaries that own and operate our potash mines at Belle Plaine and Colonsay, Saskatchewan, Canada, and intermediate holding companies through which Mosaic owns the guarantors. Subsidiaries that are not guarantors generally are other foreign subsidiaries, insignificant domestic subsidiaries and other domestic subsidiaries that are not directly engaged in operating activities. The obligations are secured by security interests in, mortgages on and/or pledges of (i) the equity interests in the guarantors and in domestic subsidiaries held directly by Mosaic and the guarantors under the Restated Credit Agreement; (ii) 65% of the equity interests in other foreign subsidiaries held directly by Mosaic and such guarantors; (iii) intercompany borrowings by subsidiaries that are held by Mosaic and such guarantors; (iv) our Belle Plaine and Colonsay, Saskatchewan, Canada and Hersey, Michigan potash mines and Riverview, Florida phosphate plant; and (v) all inventory and receivables of Mosaic and such guarantors.

Prior to maturity, in general, we are obligated to make quarterly amortization payments of $0.6 million with respect to the term loan A facility, $4.8 million commencing March 31, 2007 with respect to the term loan A-1 facility, and $1.6 million commencing March 31, 2007 with respect to the term loan B facility. However, prepayments in a fiscal year, including our prepayment of $250 million in fiscal 2007 and $150 million in fiscal 2008, are applied first to reduce the amount of the quarterly amortization payments in the following 12 months, and the remainder of the prepayments is applied ratably to the amortization payments required in subsequent fiscal years. In addition, if Mosaic’s leverage ratio under the Restated Credit Agreement is more than 3.75 to 1.00 as of the end of any fiscal year, borrowings must be repaid from 50% of excess cash flow for such fiscal year end.

Cross-Default Provisions

Most of our material debt instruments, including the Restated Credit Agreement and the indenture relating to the New Senior Notes, have cross-default provisions. In general, pursuant to these provisions, a failure to pay principal or interest under other indebtedness in excess of a specified threshold amount will result in a cross-default. The threshold under the Restated Credit Agreement and the indenture relating to the New Senior Notes is $30.0 million. Of our material debt instruments, the indentures relating to Mosaic Global Holdings’ 7.375% debentures due 2018 and 7.300% debentures due 2028 have the lowest specified cross-default threshold amount, $25.0 million.

Other Debt Repayments

On April 2, 2007, Mosaic Global Holdings redeemed $29.4 million aggregate principal amount of its 11.250% senior notes due 2011 pursuant to the terms of their indenture. See Note 14 to Consolidated Financial Statements for further information regarding this redemption.

Additional detailed information regarding our financing arrangements is included in Note 14 of our Consolidated Financial Statements.

Financial Assurance Requirements

In addition to various operational and environmental regulations related to Phosphates, we are subject to financial assurance requirements. In various jurisdictions in which we operate, particularly Florida and Louisiana, we are required to pass a financial strength test or provide credit support, typically in the form of surety bonds or letters of credit. See Other Commercial Commitments under Off-Balance Sheet Arrangements and Obligations for the amounts of such financial assurance maintained by the Company and the impacts of such assurance.

Off-Balance Sheet Arrangements and Obligations

Off-Balance Sheet Arrangements

In accordance with the definition under rules of the Securities and Exchange Commission (“SEC”), the following qualify as off-balance sheet arrangements:

•	any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others;

•	a contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;

•	any obligation, including a contingent obligation, under contracts that would be accounted for as derivative instruments that are indexed to the Company’s own stock and classified as equity; and

•	any obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, the registrant, where such entity provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

Information regarding guarantees is hereby incorporated by reference to Note 19 to the Consolidated Financial Statements. We do not have any contingent interest in assets transferred, derivative instruments, or variable interest entities that qualify as off-balance sheet arrangements under SEC rules.

The following information summarizes our contractual obligations and other commercial commitments as of May 31, 2007.

Contractual Cash Obligations

The following is a summary of our contractual cash obligations as of May 31, 2007:

(in millions)	Total	Payments by Fiscal Year
		Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-term debt (a)	$2,201.7	$397.9	$108.5	$247.2	$1,448.1
Estimated interest payments on long-term debt (b)	1,149.3	137.1	257.7	240.7	513.8
Operating leases	92.7	30.5	36.6	18.0	7.6
Purchase commitments (c)	714.8	487.9	154.0	56.2	16.7
Pension and postretirement liabilities (d)	457.3	37.0	84.6	91.5	244.2

Total contractual cash obligations	$4,615.8	$1,090.4	$641.4	$653.6	$2,230.4

(a)	Our less than 1 year payments for long-term debt includes our estimated minimum debt prepayments of $350.0 million including the $150 million paid on June 29, 2007.
(b)	Based on interest rates and debt balances as of May 31, 2007.
(c)	Based on prevailing market prices as of May 31, 2007.
(d)

Fiscal 2008 pension plan payments are based on minimum funding requirements. For years thereafter, pension plan payments are based on expected benefits paid. The postretirement plan payments are based on projected benefit payments.

Other Commercial Commitments

The following is a summary of our other commercial commitments as of May 31, 2007:

(in millions)	Total	Commitment Expiration by Fiscal Year
		Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Letters of credit	$104.4	$104.4	$-	$-	$-
Surety bonds	132.1	117.1	-	15.0	-

Total	$236.5	$221.5	$-	$15.0	$-

The surety bonds and letters of credit generally expire within one year or less but a substantial portion of these instruments provide financial assurance for continuing obligations and, therefore, in most cases, must be renewed on an annual basis. We incur liabilities for reclamation activities and phosphogypsum stack system closure in our Florida and Louisiana operations where, in order to obtain necessary permits, we must either pass a test of financial strength or provide credit support, typically in the form of surety bonds or letters of credit. As of May 31, 2007, we had $107.0 million in surety bonds outstanding for mining reclamation obligations in Florida. In connection with the outstanding surety bonds, we have posted $30.6 million of collateral in the form of letters of credit. In addition, we have letters of credit directly supporting mining reclamation activity of $3.9 million. The surety bonds generally require us to obtain a discharge of the bonds or to post additional collateral (typically in the form of cash or letters of credit) at the request of the issuer of the bonds.

We have entered into a Consent Agreement with the Florida Department of Environmental Protection to satisfy financial responsibility obligations for our phosphogypsum stack systems in Florida, and are currently in negotiations for an exemption request with the Louisiana Department of Environmental Quality on its financial responsibility requirements, which we currently do not meet. See Note 25 to our Consolidated Financial Statements for more information on our compliance with applicable financial responsibility regulations.

Other Long-Term Obligations

The following is a summary of our other long-term obligations as of May 31, 2007:

(in millions)	Total	Payments by Fiscal Year
		Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Asset retirement obligations (a)	$1,215.7	$76.2	$148.9	$107.1	$883.5

(a)

Represents the undiscounted, inflation adjusted estimated cash outflows required to settle the asset retirement obligations. The corresponding present value of these future expenditures is $541.5 million as of May 31, 2007, and is reflected in our accrued liabilities and other noncurrent liabilities in our Consolidated Balance Sheet.

As of May 31, 2007, we had contractual commitments for the fiscal year ending May 31, 2008 from non-affiliated customers for the shipment of approximately 2.7 million tonnes of concentrated phosphates. As of May 31, 2007, we had contractual commitments from non-affiliated customers for the shipment of phosphate feed products amounting to approximately 0.7 million tonnes for the fiscal year ending May 31, 2008. As of May 31, 2007, we had contractual commitments for the fiscal year ending May 31, 2008 from non-affiliated customers for the shipment of potash amounting to approximately 1.7 million tonnes.

In addition, we have granted a mortgage on approximately 22,000 previously mined acres of land in Florida with a net book value of approximately $14.0 million as security for certain reclamation costs in the event that an option granted to a third party to purchase the mortgaged land is not exercised.

Most of our export sales of phosphate and potash crop nutrients are marketed through two North American export associations, PhosChem and Canpotex, respectively, which fund their operations in part through third-party financing facilities. As a member, Mosaic or our subsidiaries are, subject to certain conditions and exceptions, contractually obligated to reimburse the export associations for their pro rata share of any operating expenses or other liabilities incurred. The reimbursements are made through reductions to members’ cash receipts from the export associations. Commitments are set forth in Note 23 to our Consolidated Financial Statements and are incorporated herein by reference.

Market Risk

We are exposed to the impact of interest rate changes on borrowings, fluctuations in the relative value of currencies and the impact of fluctuations in the purchase price of natural gas, ammonia and sulfur consumed in operations, changes in freight costs and fluctuations in market prices for our products, as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our interest rate risk, foreign currency risks and the effects of changing commodity prices, but not for speculative purposes.

Interest Rates

The table below provides information about Mosaic’s debt obligations that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average effective interest rates by expected maturity dates.

(in millions)	Expected Maturity Date					Thereafter	Total	Fair Value
	2008	2009	2010	2011	2012
Long -Term Debt:
Fixed Rate	$43.7	$37.5	$27.4	$16.0	$71.5	$1,193.6	$1,389.7	$1,417.3
Average interest rate	5.2%	4.4%	5.0%	4.2%	4.9%	7.4%	7.0%
Variable Rate	$354.2	$12.4	$31.2	$11.3	$148.4	$254.5	$812.0	$812.0
Average interest rate	6.8%	7.6%	6.9%	6.6%	6.4%	7.1%	6.8%

It is Mosaic’s strategy to use derivative instruments to manage our exposure to variability in interest rates payable under our debt. Under terms of the new term loan agreements that we entered into in connection with the Refinancing, the Company will pay interest based upon LIBOR plus 1.5% to 1.75%. We have used a combination of swaps and collars that were expected to effectively fix the interest rate on a portion of the debt for the term of the derivative by resulting in a profit in a rising interest rate environment or a loss in a declining interest rate environment.

The table below provides information about Mosaic’s interest rate derivatives. The interest rate swaps reflect the outstanding notional amounts as of May 31, 2007 through contracted maturity. The weighted average receiving rates are based on the implied forward 3 month LIBOR rates as of May 31, 2007. The weighted average paying rates are fixed through contracted maturity. The fair value reported of $1.2 million is the amount of unrealized gain and accrued interest associated with the swaps as of May 31, 2007 and is recorded in the interest expense, net on the Consolidated Statement of Operations.

The interest rate collars reflect the outstanding notional amount as of May 31, 2007 through contracted maturity.

(in millions)	Expected Maturity Date		Fair Value
	FY 2008	FY 2009
Interest Rate Swaps
Notional Variable to Fixed	$50.0	$125.0	$1.2
Weighted Average Receive Rate	5.39%	5.43%
Weighted Average Pay Rate	4.98%	4.81%
Interest Rate Collars
Notional		$75.0	$-
Weighted Average Participation Rate		3.77%
Weighted Average Protection Rate		6.00%

On June 29, 2007 in connection with our debt prepayment, in order to remain within our targeted fixed/floating range we terminated all of these interest rate derivatives realizing a gain (plus accrued interest) of approximately $1.0 million.

Foreign Currency Exchange Rates

We use financial instruments, including forward contracts, zero-cost collars and futures, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Condensed Consolidated Statements of Operations. One of the primary currency exposures relates to our Canadian potash business, whose sales are denominated in U.S. dollars, but whose costs are paid in Canadian dollars, which is the functional currency of our Canadian operations. Our Canadian businesses monitor their foreign currency risk by estimating their forecasted transactions and measuring their balance sheet exposure in U.S. dollars and Canadian dollars. We hedge certain of these risks through forward contracts and zero-cost collars.

Our foreign currency exchange contracts do not qualify for hedge accounting under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”); therefore, all unrealized gains and losses are recorded in the Consolidated Statement of Operations. Unrealized gains and losses on foreign currency exchange contracts related to sales and inventory purchases are recorded in cost of goods sold in the Consolidated Statement of Operations. Unrealized gains or losses on foreign currency exchange contracts used to hedge changes in our financial position are included in the foreign currency transaction gain (losses) line in the Consolidated Statement of Operations.

As of May 31, 2007, the fair value of our foreign currency exchange contracts increased $5.6 million over the prior year to $21.8 million. We recorded an unrealized loss of $0.5 million in cost of goods sold and recorded an unrealized gain of $6.1 million in foreign currency transaction (gain) losses in the Consolidated Statement of Operations.

The table below provides information about Mosaic’s foreign exchange derivatives which hedge foreign exchange exposure for our Canadian potash business.

(in millions)	Expected Maturity Date FY 2008	Fair Value
Foreign Currency Exchange Forwards
Notional	$270.5	$19.7
Weighted Average Rate Exchange Rate (Canadian Dollars Per U.S. Dollar)	1.1462
Foreign Currency Exchange Collars
Notional	$35.0	$2.1
Weighted Average Participation Rate (Canadian Dollars Per U.S. Dollar)	1.1586
Weighted Average Protection Rate (Canadian Dollars Per U.S. Dollar)	1.1286

Commodities

We use forward purchase contracts, swaps and zero-cost collars to reduce the risk related to significant price changes in our inputs and product prices.

Our commodities contracts do not qualify for hedge accounting under SFAS 133; therefore, all unrealized gains and losses are recorded in the Consolidated Statement of Operations. Unrealized gains and losses on commodities contracts are recorded in cost of goods sold in the Consolidated Statements of Operations.

As of May 31, 2007, the fair value of our commodities contracts increased $14.7 million over the prior year to $6.7 million. Accordingly, we recorded an unrealized gain of $14.7 million in cost of goods sold on the Consolidated Statements of Operations.

The table below provides information about Mosaic’s natural gas derivatives which are used to manage the risk related to significant price changes in natural gas.

(in millions)	Expected Maturity Date FY 2008	Fair Value
Natural Gas Swaps
Notional (million gJ)—long	2.1	$1.2
Weighted Average Rate (CA$/gJ)	$6.48
Notional (million gJ)—short	0.7	$0.1
Weighted Average Rate (CA$/gJ)	$8.25
Notional (million MMBtu)	3.6	$2.9
Weighted Average Rate (US$/MMBtu)	$7.22
Natural Gas 3-Way Collars
Notional (million gJ)	6.6	$0.7
Weighted Average Call Purchased Rate (CA$/gJ)	$7.71
Weighted Average Call Sold Rate (CA$/gJ)	$9.69
Weighted Average Put Sold Rate (CA$/gJ)	$6.50
Notional (million MMBtu)	4.6	$1.8
Weighted Average Call Purchased Rate (US$/MMBtu)	$7.94
Weighted Average Call Sold Rate (US$/MMBtu)	$9.50
Weighted Average Put Sold Rate (US$/MMBtu)	$6.84

Overall, there have been no material changes in our primary risk exposures or management of market risks since the prior year. We do not expect any material changes in our primary risk exposures or management of market risks for the foreseeable future. For additional information related to derivatives, see Note 18 of our Consolidated Financial Statements.

Environmental, Health and Safety Matters

Information regarding environmental, health and safety matters is hereby incorporated by reference to Part I of the 10-K, Item 1, Business.

The Company’s Program

We have adopted the following Environmental, Health and Safety (“EHS”) Policy (“Policy”):

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

This Policy is the cornerstone of our comprehensive EHS management program (“EHS Program”), which seeks to achieve sustainable, predictable and verifiable EHS performance. Key elements of the EHS Program include: (i) identifying and managing EHS risk; (ii) complying with legal requirements; (iii) improving our EHS procedures and protocols; (iv) educating employees regarding EHS obligations; (v) retaining and developing professional qualified EHS staff; (vi) evaluating facility conditions; (vii) evaluating and enhancing safe workplace behaviors; (viii) performing audits; (ix) formulating EHS action plans; and (x) assuring accountability of all managers and other employees for environmental performance. The business units are responsible for implementing day-to-day elements of the EHS Program, assisted by an integrated staff of EHS professionals. We conduct audits to verify that each facility has identified risks, achieved regulatory compliance, implemented continuous EHS improvement, and incorporated EHS management systems into day-to-day business functions.

A critical focus of our EHS Program is achieving compliance with the evolving myriad of international, federal, state, provincial and local EHS laws that govern our production and distribution of crop and animal nutrients. These EHS laws regulate or propose to regulate: (i) conduct of mining and production operations, including employee safety procedures; (ii) the condition of our facilities; (iii) management and handling of raw materials; (iv) product content; (v) use of products by both us and our customers; (vi) management and/or remediation of potential impacts to air, water quality and soil from our operations; (vii) disposal of waste materials; and (viii) reclamation of lands after mining. For any new regulatory programs that might be proposed, it is difficult to ascertain future compliance obligations or to estimate future costs until implementing regulations have been finalized and definitive regulatory interpretations have been adopted. We typically respond to such regulatory requirements at the appropriate time by implementing necessary modifications to facilities or to operating procedures.

We have expended, and anticipate that we will continue to expend, substantial financial and managerial resources to comply with EHS standards. In fiscal 2008, environmental capital expenditures are expected to total approximately $93.9 million, primarily related to: (i) modification or construction of wastewater treatment areas and water treatment systems; (ii) construction, modification and closure projects associated with phosphogypsum stacks (“Gypstacks”) at our Phosphates’ concentrates plants; (iii) upgrading or new construction of air pollution control equipment at some of the concentrates plants; and (iv) capital projects associated with remediation of contamination at current or former operations. Additional expenditures for land reclamation activities are expected to total approximately $41.8 million in fiscal 2008. In fiscal 2009, we estimate environmental capital expenditures will be approximately $67.1 million and expenditures for land reclamation activities are expected to be approximately $40.0 million. No assurance can be given that greater-than-anticipated EHS capital expenditures or land reclamation expenditures will not be required in fiscal 2008 or in the future.

We have recorded accruals for certain environmental liabilities and believe such accruals are in accordance with U.S. GAAP. We record accruals for environmental investigatory and non-capital remediation costs and for expenses associated with litigation when litigation has commenced or a claim or assessment has been asserted or is imminent, the likelihood of an unfavorable outcome is probable and the financial impact of such outcome is reasonably estimable. These accruals are adjusted quarterly for any changes in our estimates of the future costs associated with these matters.

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

Operating Impacts Due to the Kyoto Protocol. On December 16, 2002, the Prime Minister of Canada ratified the Kyoto Protocol, committing Canada to reduce its greenhouse gas emissions on average to six percent below 1990 levels through the first commitment period (2008-2012). This equates to reductions of between 20 to 30 percent from current emission levels across the country. Implementation of this commitment will be achieved through The Climate Change Plan for Canada. We have been in active negotiation with the Canadian government regarding the measures to be implemented by Mosaic and other members of the potash industry to achieve the target reductions. Negotiating through the Canadian Fertilizer Institute, we have established carbon dioxide reduction targets that we believe we can meet by continuing to focus on energy efficiency initiatives within our operations, thus avoiding the need for purchasing carbon credits. The carbon dioxide target levels are not final and may change in light of the intervening election of a conservative government. While we are not anticipating stricter carbon dioxide reduction targets than those currently proposed, we cannot predict with certainty what the impact of the change in government will be.

Reclamation Obligations. During our phosphate mining operations, we remove overburden and sand tailings in order to retrieve phosphate rock reserves. Once we have finished mining in an area, we return overburden and sand tailings and reclaim the area in accordance with approved reclamation plans and applicable laws. We have incurred and will continue to incur significant costs to fulfill our reclamation obligations. In the past, we have established accruals to account for our reclamation expenses. Since June 1, 2003, we have accounted for mandatory reclamation of phosphate mining land in accordance with SFAS No. 143. See Note 17 of Notes to Consolidated Financial Statements for the impact of this accounting treatment.

Management of Residual Materials and Closure of Management Areas. Mining and processing of potash and phosphate generate residual materials that must be managed both during the operation of the facility and upon facility closure. Potash tailings, consisting primarily of salt, iron and clay, are stored in surface disposal sites. Phosphate clay residuals from mining are deposited in clay settling ponds. Processing of phosphate rock with sulfuric acid generates phosphogypsum that is stored in phosphogypsum management systems.

During the life of the tailings management areas, clay settling ponds and phosphogypsum management systems, we have incurred and will continue to incur significant costs to manage our potash and phosphate residual materials in accordance with environmental laws and regulations and with permit requirements. Additional legal and permit requirements will take effect when these facilities are closed.

The Company has significant asset retirement obligations recorded under SFAS No. 143. See Critical Accounting Estimates and Note 17 of the Notes to the Consolidated Financial Statements for the impact of this accounting treatment.

Saskatchewan Environment (“SE”) is in the process of establishing appropriate closure requirements for potash tailings management areas. SE has required all mine operators in Saskatchewan to obtain approval of facility decommissioning and reclamation plans (“Plans”). These Plans, which apply once mining operations at any facility are terminated, must specify procedures for handling potash residuals and for decommissioning all mine facilities including potash tailings management areas. On July 5, 2000, SE approved, with comments, the decommissioning Plans submitted by us for each of our facilities. These comments required us and the rest of the industry to cooperate with SE to evaluate technically feasible, cost-effective and environmentally responsible disposal options for tailings residuals and to correct any deficiencies in the Plans that were noted by SE. The Plans initially approved July 5, 2000 were reviewed, updated, and resubmitted to SE in May 2006. SE is presently considering the updated Plans, but due to time constraints was unable to complete its review by July 5, 2006. SE has extended approval of our previous plan indefinitely pending a final decision.

Financial Assurance. Separate from our accounting treatment for reclamation and closure liabilities, some jurisdictions in which we operate have required us either to pass a test of financial strength or provide credit support, typically surety bonds or financial guarantees or letters of credit, to address phosphate mining reclamation liabilities and closure liabilities for clay settling areas and phosphogypsum management systems. See Other Commercial Commitments under Off-Balance Sheet Arrangements and Obligations above for the amounts of such assurance maintained by the Company and the impacts of such assurance.

In February 2005, the State of Florida Environmental Regulation Commission approved certain modifications to the financial assurance rules for the closure and long-term care of phosphogypsum systems located in the State of Florida that impose financial assurance requirements that are more stringent than the prior rules.

Finally, in connection with the interim approval of closure plans for potash tailings management areas, discussed above, we were required to post interim financial assurance to cover the estimated amount that would be necessary to operate our tailings management areas for approximately two years in the event that we were no longer able to fund facility decommissioning. In April 2006, a proposal for initiating a closure fund for each company was made to SE. As proposed, the fund would be managed by a mutually agreed upon third party. An initial investment by us of approximately $1.5 million Canadian would grow by the estimated time of closure, or by the one-hundredth year of operation, to an amount that would fully fund the industry’s closure liability. SE would review the sufficiency of the fund every five years. In addition, under the proposal, the existing interim financial assurance would remain in place. SE has not yet formally responded to the proposal, but in principle, appears to support it. Our current financial assurance was to expire on July 5, 2006 but SE extended the expiration indefinitely pending its review of the proposal.

Upon final approval by SE, we will be required to provide financial assurance that Plans proposed by us ultimately will be carried out. Because SE has not yet specified the assurance mechanism to be utilized, we cannot predict with certainty the financial impact of these financial assurance requirements on us.

Remedial Activities

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as the Superfund law, imposes liability, without regard to fault or to the legality of a party’s conduct, on certain categories of persons who have disposed of “hazardous substances” at a third-party location. Various states have enacted legislation that is analogous to the federal Superfund program. Under Superfund, or its various state analogues, one party may be responsible for the entire site, regardless of fault or the locality of its disposal activity. We have contingent environmental remedial liabilities that arise principally from three sources which are further discussed below: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites where we have disposed of hazardous materials. Taking into consideration established accruals for environmental remedial matters of approximately $16.7 million as of May 31, 2007, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites.

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

Oil and Gas

Through its 1997 merger with Freeport-McMoRan Inc. (“FTX”), IMC assumed responsibility for environmental impacts at a significant number of oil and gas facilities that had been operated by FTX, Phosphate Resource Partners, Limited Partnership (“PLP”) (which was merged into Phosphate Acquisition Partners L.P. (“PAP”) shortly before the Combination) or their predecessors. In connection with the acquisition of the sulfur transportation and terminaling assets of Freeport-McMoRan Sulphur LLC (“FMS”), we reached an agreement with FMS and McMoRan Exploration Co. (“MOXY”) whereby FMS and MOXY would assume responsibility for and indemnify us against these oil and gas responsibilities except for a limited number of specified potential claims for which we retained responsibility. These specified claims, either individually or in the aggregate, are not expected to have a material adverse effect on our business or financial condition.

For additional discussion of environmental liabilities and proceedings in which we are involved, see Note 25 of Notes to Consolidated Financial Statements.

Contingencies

Information regarding contingencies is hereby incorporated by reference to Note 25 to Consolidated Financial Statements.

Related Parties

Information regarding related party transactions is set forth in Note 27 to the Consolidated Financial Statements and is incorporated herein by reference.

Recently Issued Accounting Guidance

Recently issued accounting guidance is set forth in Note 5 to the Consolidated Financial Statements and is incorporated herein by reference.

Forward-Looking Statements

Cautionary Statement Regarding Forward Looking Information

All statements, other than statements of historical fact, appearing in this report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, among other things, statements about our expectations, beliefs, intention or strategies for the future, statements concerning our future operations, financial condition and prospects, statements regarding our expectations for capital expenditures, statements concerning our level of indebtedness and other information, and any statements of assumptions regarding any of the foregoing. In particular, forward-looking statements may include words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “potential,” “predict,” “project” or “should.” These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this filing.

Factors that could cause reported results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following:

•

business and economic conditions and governmental policies affecting the agricultural industry where we or our customers operate, including price and demand volatility resulting from periodic imbalances of supply and demand;

•	changes in the operation of world nitrogen, phosphate or potash markets, including continuing consolidation in the fertilizer industry, particularly if we do not participate in the consolidation;

•	pressure on prices realized by us for our products;

•	the expansion or contraction of production capacity or selling efforts by competitors or new entrants in the industries in which we operate;

•

seasonality in our business that results in the need to carry significant amounts of inventory and seasonal peaks in working capital requirements, and may result in excess inventory or product shortages;

•	changes in the costs, or constraints on supplies, of raw materials or energy used in manufacturing our products, or in the costs or availability of transportation for our products;

•	disruptions to existing transportation or terminaling facilities;

•	risks associated with our international operations;

•	the effects of and change in trade, monetary, environmental, tax and fiscal policies, laws and regulations;

•	foreign exchange rates and fluctuations in those rates;

•	adverse weather conditions affecting our operations, including the impact of potential hurricanes or excess rainfall;

•	difficulties or delays in receiving, or increased costs of obtaining or satisfying conditions of, required governmental and regulatory approvals including permitting activities;

•	the financial resources of our competitors;

•	provisions in the agreements governing our indebtedness that limit our discretion to operate our business and require us to meet specified financial tests;

•

any difficulties we may experience in establishing a separate brand identity from Cargill, particularly in certain international jurisdictions in which Cargill traditionally attracted premiums from customers, before expiration of our existing license of Cargill’s brand in 2009;

•	the costs and effects of legal proceedings and regulatory matters affecting us including environmental and administrative proceedings;

•	our ability to effectively stabilize our newly implemented enterprise resource planning system in a timely fashion;

•	any errors in our financial statements, including errors related to the material weakness we have identified in our internal controls discussed in Item 9A of Part II of this report;

•	adverse changes in the ratings of our securities and changes in availability of funds to us in the financial markets;

•	actions by the holders of controlling equity interests in businesses in which we hold a minority interest;

•	strikes, labor stoppages or slowdowns by our work force or increased costs resulting from unsuccessful labor contract negotiations;

•	accidents involving our operations, including mine fires, additional brine inflows at other mines, and potential explosions or releases of hazardous or volatile chemicals;

•

estimates of the current volumes of brine inflows at our Esterhazy mine, the available capacity of brine storage reservoirs at the Esterhazy mine, fluctuations in the rate of the brine inflows from time to time, including the possibility that the rate of the brine inflows could materially increase and that any such fluctuations or increases could be material, our expectations regarding the potential efficacy of remedial measures to control the brine inflows, and the level of capital and operating expenditures necessary to control the inflows;

•	terrorism or other malicious intentional acts;

•	changes in antitrust and competition laws;

•	the effectiveness of our risk management strategy;

•	actual costs of closures of the South Pierce, Green Bay and Fort Green facilities differing from management’s current estimates;

•

Cargill’s majority ownership and representation on Mosaic’s Board of Directors and its ability to control Mosaic’s actions, and the possibility that it could either increase its ownership or sell its interest in Mosaic after the expiration of existing standstill and lockup provisions in our investor rights agreement with Cargill that expire in 2008 and 2007, respectively;

•	shortages of railcars, barges and ships for carrying our products and raw materials;

•	the possibility of defaults by our customers on trade credit that we extend to them or on indebtedness that they incur to purchase our products and that we guarantee;

•

our current suboptimal organizational structure in which most of our indebtedness is incurred in the United States while a large part of our earnings and cash flow are generated by our Canadian subsidiaries; and

•	other risk factors reported from time to time in our Securities and Exchange Commission reports.

Material uncertainties and other factors known to us are discussed in Item 1A, “Risk Factors,” of our annual report on Form 10-K for the fiscal year ended May 31, 2007 and incorporated by reference herein as if fully stated herein.

We base our forward-looking statements on information currently available to us, and we undertake no obligation to update or revise any of these statements, whether as a result of changes in underlying factors, new information, future events or other developments.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

The Mosaic Company:

We have audited the accompanying consolidated balance sheets of The Mosaic Company and subsidiaries as of May 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended May 31, 2007. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II – Valuation and Qualifying Accounts. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Mosaic Company and subsidiaries as of May 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As disclosed in Notes 2, 5, 20 and 22 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, Share Based Payment, on June 1, 2006 and Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, on May 31, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Mosaic Company’s internal control over financial reporting as of May 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 9, 2007 expressed an unqualified opinion on management’s assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Minneapolis, Minnesota

August 9, 2007

Consolidated Statements of Operations

In millions, except per share amounts

	Years Ended May 31
	2007	2006	2005
Net sales	$5,773.7	$5,305.8	$4,396.7
Cost of goods sold	4,847.6	4,668.4	3,871.2

Gross margin	926.1	637.4	525.5
Selling, general and administrative expenses	309.8	241.3	207.0
Restructuring (gain) loss	(2.1)	287.6	-
Other operating expenses	2.1	6.6	-

Operating earnings	616.3	101.9	318.5
Interest expense, net	149.6	153.2	110.7
Foreign currency transaction (gain) loss	8.6	100.6	(13.9)
Gain on extinguishment of debt	(34.6)	-	-
Other (income) expenses	(13.0)	8.2	6.8

Earnings (loss) from consolidated companies before income taxes and the cumulative effect of a change in accounting principle	505.7	(160.1)	214.9
Provision for income taxes	123.4	5.3	98.3

Earnings (loss) from consolidated companies before the cumulative effect of a change in accounting principle	382.3	(165.4)	116.6
Equity in net earnings of nonconsolidated companies	41.3	48.4	55.9
Minority interests in net earnings of consolidated companies	(3.9)	(4.4)	(4.9)

Earnings (loss) before the cumulative effect of a change in accounting principle	419.7	(121.4)	167.6
Cumulative effect of a change in accounting principle, net of tax	-	-	(2.0)

Net earnings (loss)	$419.7	$(121.4)	$165.6

Earnings (loss) available for common stockholders:
Earnings (loss) before the cumulative effect of a change in accounting principle	$419.7	$(121.4)	$167.6
Preferred stock dividend	-	11.1	6.3

Earnings (loss) available for common stockholders	$419.7	$(132.5)	$161.3

Basic earnings (loss) per share:
Earnings (loss) before the cumulative effect of a change in accounting principle	$0.97	$(0.35)	$0.49
Cumulative effect of a change in accounting principle, net of tax	-	-	(0.01)

Basic net earnings (loss) per share	$0.97	$(0.35)	$0.48

Basic weighted average number of shares outstanding	434.3	382.2	327.8

Diluted earnings (loss) per share:
Earnings (loss) before the cumulative effect of a change in accounting principle	$0.95	$(0.35)	$0.47
Cumulative effect of a change in accounting principle, net of tax	-	-	(0.01)

Diluted net earnings (loss) per share	$0.95	$(0.35)	$0.46

Diluted weighted average number of shares outstanding	440.3	382.2	360.4

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

In millions, except per share amounts

	May 31
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$420.6	$173.3
Receivables, net	516.3	455.6
Receivables due from Cargill, Incorporated and affiliates	40.7	52.6
Inventories	787.4	760.9
Deferred income taxes	35.0	50.5
Other current assets	155.5	89.9

Total current assets	1,955.5	1,582.8
Property, plant and equipment, net	4,449.4	4,416.6
Investments in nonconsolidated companies	384.9	318.9
Goodwill	2,283.8	2,347.1
Other assets	90.0	57.6

Total assets	$9,163.6	$8,723.0

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	$138.6	$152.8
Current maturities of long-term debt	403.8	69.3
Accounts payable	423.8	372.1
Trade accounts payable due to Cargill, Incorporated and affiliates	9.7	17.1
Cargill prepayments and accrued liabilities	22.7	-
Accrued liabilities	494.6	419.3
Accrued income taxes	100.9	97.9
Deferred income taxes	35.6	-

Total current liabilities	1,629.7	1,128.5
Long-term debt, less current maturities	1,816.2	2,384.6
Long-term debt-due to Cargill, Incorporated and affiliates	1.9	3.5
Deferred income taxes	634.4	675.0
Other noncurrent liabilities	875.2	980.2
Minority interest in consolidated subsidiaries	22.3	20.4
Stockholders’ equity:
Preferred stock, 7.5% mandatorily convertible, $0.01 par value, 15,000,000 shares authorized, 0 and 2,750,000 shares issued and outstanding as of May 31, 2007 and 2006 (liquidation preference $50 per share)	-	-
Common stock, $0.01 par value, 700,000,000 shares authorized:
Class B common stock, 0 and 5,458,955 shares issued and outstanding as of May 31, 2007 and 2006	-	0.1
Common stock, 440,815,272 and 384,393,848 shares issued and outstanding as of May 31, 2007 and May 31, 2006, respectively	4.4	3.8
Capital in excess of par value	2,318.0	2,244.8
Retained earnings	1,402.6	982.9
Accumulated other comprehensive income	458.9	299.2

Total stockholders’ equity	4,183.9	3,530.8

Total liabilities and stockholders’ equity	$9,163.6	$8,723.0

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

In millions, except per share amounts

	Years Ended May 31
	2007	2006	2005
Cash Flows from Operating Activities
Net earnings (loss)	$419.7	$(121.4)	$165.6
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	329.4	324.1	219.3
Minority interest	3.9	4.4	4.9
Deferred income taxes, exclusive of acquisition	46.7	(38.9)	33.0
Equity in net earnings of nonconsolidated companies, net of dividends	(29.0)	(21.7)	(22.7)
Cumulative effect of change in accounting principle	-	-	2.0
Accretion expense for asset retirement obligations	69.0	52.1	11.8
Amortization of debt refinancing and issuance costs	3.9	3.4	1.8
Amortization of out-of-market contracts	(16.2)	(17.5)	(13.9)
Amortization of fair market value adjustment of debt	(27.2)	(47.9)	(28.6)
Gain on extinguishment of debt	(34.6)	-	-
Amortization of stock-based compensation expense	23.4	8.1	2.1
Restructuring and other charges	(3.3)	287.6	-
Unrealized gains on derivatives	(20.3)	(9.0)	(2.7)
Reversal of prior allowance for value added tax	-	(18.9)	-
Other	2.4	12.1	5.0
Changes in assets and liabilities, exclusive of acquisition:
Receivables, net	(63.2)	144.1	(126.0)
Inventories	(19.3)	(16.8)	(78.2)
Other current assets	(34.9)	(3.8)	60.1
Accounts payable	30.9	(61.9)	122.7
Accrued liabilities	156.1	(36.4)	(17.8)
Other noncurrent liabilities	(129.5)	(53.3)	(6.5)
USAC contract settlement	-	(94.0)	-

Net cash provided by operating activities	707.9	294.4	331.9
Cash Flows from Investing Activities
Capital expenditures	(292.1)	(404.4)	(255.2)
Cash acquired in acquisition of IMC Global Inc.	-	-	53.0
Proceeds from note of Saskferco Products Inc.	-	44.0	-
Restricted cash	(14.4)	-	-
Investment in note receivable of Saskferco Products Inc.	-	(0.4)	(14.3)
Investments in nonconsolidated companies	(1.4)	-	(5.5)
Other	3.9	1.6	6.9

Net cash used in investing activities	(304.0)	(359.2)	(215.1)
Cash Flows from Financing Activities
Payments of short-term debt	(582.3)	(474.6)	(1,176.9)
Proceeds from issuance of short-term debt	569.1	508.8	979.4
Payments of long-term debt	(2,064.7)	(46.8)	(38.2)
Proceeds from issuance of long-term debt	1,998.9	6.6	400.3
Payment of tender premium on debt	(111.8)	-	-
Payments for deferred financing costs	(15.6)	-	(25.0)
Proceeds from stock options exercised	48.1	28.9	26.4
Payment for swap termination	(6.4)	-	-
Dividend paid to minority shareholder	(5.9)	(6.3)	-
Contributions by Cargill, Inc.	-	-	9.8
Payments on debt due to Cargill, Inc. and affiliates	-	-	(58.1)
Cash dividends paid	(2.6)	(10.3)	(9.6)

Net cash (used in) provided by financing activities	(173.2)	6.3	108.1
Effect of exchange rate changes on cash	16.6	(13.2)	10.0

Net change in cash and cash equivalents	247.3	(71.7)	234.9
Cash and cash equivalents - beginning of period	173.3	245.0	10.1

Cash and cash equivalents - end of period	$420.6	$173.3	$245.0

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders’ Equity

In millions, except per share data

	Shares			Dollars
	Preferred Stock	Class B Stock	Common Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance as of May 31, 2004	-	-	-	$-	$-	$956.1	$(113.7)	$842.4
Net earnings	-	-	-	-	-	165.6	-	165.6
Foreign currency translation adjustment, net of tax of $ 11.0 million	-	-	-	-	-	-	41.9	41.9
Minimum pension liability adjustment, net of tax of $ 0.1 million	-	-	-	-	-	-	(0.2)	(0.2)

Comprehensive income for 2005								207.3
Issuance of stock for Combination (par value $0.01 per share)	2.8	-	126.3	1.3	1,677.7	-	-	1,679.0
Stock option exercises and amortization of stock based compensation	-	-	2.5	-	26.0	-	-	26.0
Contributions from Cargill, Inc.	-	5.5	250.6	2.6	467.6	-	-	470.2
Dividends paid to Cargill, Inc.	-	-	-	-	(5.1)	-	-	(5.1)
Dividends on preferred shares ($0.9375 per share)	-	-	-	-	-	(6.3)	-	(6.3)

Balance as of May 31, 2005	2.8	5.5	379.4	3.9	2,166.2	1,115.4	(72.0)	3,213.5
Net loss	-	-	-	-	-	(121.4)	-	(121.4)
Foreign currency translation adjustment, net of zero tax	-	-	-	-	-	-	376.5	376.5
Minimum pension liability adjustment, net of tax of $ 2.6 million	-	-	-	-	-	-	(5.3)	(5.3)

Comprehensive income for 2006								249.8
Issuance of stock (par value $0.01 per share)	-	-	2.9	-	38.1	-	-	38.1
Stock option exercises and amortization of stock based compensation	-	-	2.1	-	37.0	-	-	37.0
Contributions from Cargill, Inc.	-	-	-	-	3.5	-	-	3.5
Dividends on preferred shares ($0.9375 per share)	-	-	-	-	-	(11.1)	-	(11.1)

Balance as of May 31, 2006	2.8	5.5	384.4	3.9	2,244.8	982.9	299.2	3,530.8
Net earnings	-	-	-	-	-	419.7	-	419.7
Foreign currency translation adjustment, net of tax of $15.0 million	-	-	-	-	-	-	143.6	143.6
Minimum pension liability adjustment, net of tax of $ 0.2 million	-	-	-	-	-	-	0.4	0.4

Comprehensive income for 2007								563.7
Conversion of preferred stock and class B common stock	(2.8)	(5.5)	52.9	0.5	(0.5)	-	-	-
Stock option exercises	-	-	3.5	-	48.0	-	-	48.0
Amortization of stock based compensation	-	-	-	-	23.4	-	-	23.4
Adjustment to initially apply FASB Statement 158, net of tax of $7.1 million	-	-	-	-	-	-	15.7	15.7
Contributions from Cargill, Inc.	-	-	-	-	2.3	-	-	2.3

Balance as of May 31, 2007	-	-	440.8	$4.4	$2,318.0	$1,402.6	$458.9	$4,183.9

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Tables in millions, except per share amounts

1. ORGANIZATION AND NATURE OF BUSINESS

The Mosaic Company (“Mosaic”, and individually or in any combination with its consolidated subsidiaries, “we”, “us”, “our”, or the “Company”) was created to serve as the parent company of the business that was formed through the business combination (“Combination”) of IMC Global Inc. (“IMC” or “Mosaic Global Holdings”) and the Cargill Crop Nutrition fertilizer businesses (“CCN”) of Cargill, Incorporated and its subsidiaries (collectively, “Cargill”) on October 22, 2004.

We produce and market concentrated phosphate and potash crop nutrients. We conduct our business through wholly and majority owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest, including consolidated variable interest entities and investments accounted for by the equity method. We are organized into the following business segments:

Our Phosphates business segment owns and operates mines and production facilities in Florida which produce phosphate fertilizer and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce phosphate fertilizer. Our Phosphates segment's results include North American distribution activities. Our consolidated results also include Phosphate Chemicals Export Association, Inc. (“PhosChem”), a U.S. Webb-Pomerene Act association of phosphate producers which exports phosphate fertilizer products around the world for us and PhosChem other members. Our share of PhosChem's sales of phosphate fertilizer products is approximately 81% and is eliminated in consolidation.

Our Potash business segment owns and operates potash mines and production facilities in Canada and the U.S. which produce potash-based fertilizer, animal feed ingredients and industrial products. Potash sales include domestic and international sales. We are a member of Canpotex, Limited (“Canpotex”), an export association of Canadian potash producers through which we sell our Canadian potash internationally.

Our Offshore business segment consists of sales offices, fertilizer blending and bagging facilities, port terminals and warehouses in several key international countries, including Brazil. In addition, we own or have strategic investments in production facilities in Brazil and in a number of other countries. Our Offshore segment serves as a market for our Phosphates and Potash segments but also purchases and markets products from other suppliers worldwide.

Our Nitrogen business segment includes activities related to the North American distribution of nitrogen-based products marketed for Saskferco Products Inc. (“Saskferco”), a Saskatchewan-based producer of nitrogen fertilizer and animal feed ingredients, as well as nitrogen-based fertilizer purchased from third parties. Our Nitrogen segment results also include earnings from our 50% ownership interest in Saskferco. We are the exclusive marketer for Saskferco.

Intersegment sales are eliminated within the Corporate, Eliminations and Other segment. See Note 28 to the Consolidated Financial Statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The financial information reflected in these financial statements for periods prior to the Combination include the results of CCN. Prior to the

Combination, certain costs were charged to us by Cargill; such costs were generally based on proportional allocations and, in certain circumstances, based on specific identification of applicable costs which management believed were reasonable. Accordingly, these financial statements do not necessarily reflect the financial position and results of operations that would have resulted if we had been an independent entity during all periods presented. Subsequent to the Combination, Cargill continues to provide certain administrative services to us. The costs of these services are determined in accordance with a Master Services Agreement entered into between us and Cargill which is further described in Note 27. The results of operations for the former IMC entities have only been included in our Consolidated Financial Statements since October 22, 2004, the date of the Combination, in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations.”

Throughout the Notes to Consolidated Financial Statements, amounts in tables are in millions of dollars except for per share data and as otherwise designated.

Basis of Consolidation

The accompanying Consolidated Financial Statements include the accounts of Mosaic and its majority owned subsidiaries, as well as the accounts of certain variable interest entities (“VIEs”) for which we are the primary beneficiary as described in Note 15. Other investments in companies where we do not have control but have the ability to exercise significant influence are accounted for by the equity method. Other investments where we are unable to exercise significant influence over operating and financial decisions are accounted for under the cost method.

We own 33.09% of Fertifos S.A., a Brazilian holding company which owns 56.25% of Fosfertil S.A., a publicly traded phosphate and nitrogen company in Brazil. Our Consolidated Financial Statements include the equity in net earnings for this investee for the reporting periods for which Fosfertil has most recently made its financial information publicly available in Brazil, which results in a two-month lag in the reporting of our interest in the earnings of Fertifos in our Consolidated Financial Statements.

Accounting Estimates

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates made by management include the valuation of goodwill, the useful lives and net realizable values of long-lived assets, the accruals for litigation, environmental and reclamation activities, the provision for income taxes, and the valuation allowance associated with deferred income tax assets, among others. Actual results could differ from these estimates.

Revenue Recognition

Revenue on North American sales is recognized when the product is delivered to the customer or when the risks and rewards of ownership are otherwise transferred to the customer. Revenue on Offshore sales and North American export sales is recognized upon the transfer of title to the customer, which is generally at the time the product is shipped and the price is fixed and determinable. For certain export shipments, transfer of title occurs outside the U.S. or the country in which the shipment originated. Shipping and handling costs are included as a component of cost of goods sold.

We are party to a marketing agreement with Saskferco. In connection with this agreement, we perform the sales and marketing services and receive an agency fee. In accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” we are acting as an agent under this marketing agreement. As a result, we are recording Saskferco’s sales net of cost of goods sold.

Income Taxes

In preparing our Consolidated Financial Statements, we utilize the liability method in accounting for income taxes. We recognize income taxes in each of the jurisdictions in which we operate. For each jurisdiction, we estimate the actual amount of taxes currently payable or receivable, as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. In determining whether a valuation allowance is required to be recorded, we apply the principles enumerated in SFAS No. 109, “Accounting for Income Taxes,” in the U.S. and each foreign jurisdiction in which a deferred tax asset is recorded. We consider tax planning strategies, scheduled reversals of temporary differences and factor in the expiration period of our tax carryforwards. In addition, as part of the process of recording the Combination, we have made certain adjustments to valuation allowances related to the businesses of IMC (Purchase Accounting Valuation Allowances). If during an accounting period we determine that we will not realize all or a portion of our deferred tax assets, we will increase our valuation allowances with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related tax benefits, we will reduce valuation allowances with either (i) a reduction to goodwill, if the reduction relates to Purchase Accounting Valuation Allowances, or (ii) in all other cases, with a reduction to income tax expense.

Prior to the Combination, the provision or benefit for income taxes for some of the entities comprising CCN were determined by the application of Cargill’s tax allocation policies, whereby taxes or benefits were generally allocated on the basis of the individual entity’s taxable income or loss and applicable credits in relation to the combined or consolidated totals for all Cargill entities included in the relevant return filing.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar; however, for operations located in Canada, Brazil and Thailand, the functional currency is the local currency. Assets and liabilities of these foreign operations are translated to U.S. dollars at exchange rates in effect at the balance sheet date, while income statement accounts are translated to U.S. dollars at the average exchange rates for the period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive income in stockholders’ equity until the foreign entity is sold or liquidated. The effect on the Consolidated Statements of Operations of transaction gains and losses is presented on the face of the statement. These transaction gains and losses result from transactions that are denominated in a currency that is other than the functional currency of the operation.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments with original maturities of 90 days or less.

Concentration of Credit Risk

In the U.S., we sell our products to manufacturers, distributors and retailers primarily in the Midwest and Southeast. Internationally, our phosphate and potash products are sold primarily through two North American export associations. A concentration of credit risk arises from our accounts receivable associated with the international sales of potash product through Canpotex. We consider our concentration risk related to the Canpotex receivable to be mitigated by their credit policy. Canpotex’s credit policy requires the underlying receivables to be substantially insured or secured by letters of credit. At May 31, 2007 $58.0 million of accounts receivable was due from Canpotex.

Receivables and Allowance for Doubtful Accounts

Accounts receivable are recorded at face amount less an allowance for doubtful accounts. On a regular basis, we evaluate outstanding accounts receivable and establish the allowance for doubtful accounts based on a combination of specific customer circumstances as well as credit conditions and a history of write-offs and subsequent collections.

Included in other assets is long-term accounts receivable of $30.5 million and $20.1 million at May 31, 2007 and 2006, respectively. In accordance with our allowance for doubtful accounts policy, we have recorded an allowance against these long-term accounts receivable of $14.8 million and $10.1 million, respectively.

Inventories

Inventories of finished goods, raw materials, work-in-process products and operating materials and supplies are stated at the lower of cost or market. Costs for substantially all finished goods and work-in-process inventories include materials, production labor and overhead and are determined using the weighted average cost basis. Cost for substantially all raw materials is also determined using the weighted average cost basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Costs of significant assets include capitalized interest incurred during the construction and development period. Repairs and maintenance costs are expensed when incurred.

Depletion expenses for mining operations, including mineral reserves, are generally determined using the units-of-production method based on estimates of recoverable reserves. Depreciation is computed principally using the straight-line method over the following useful lives: machinery and equipment 3 to 25 years, and buildings and leasehold improvements 8 to 40 years.

Leases

Leases entered into are classified as either operating leases or capital leases in accordance with SFAS No. 13, Accounting for Leases, as amended by subsequent standards. Assets acquired under capital leases are depreciated on the same basis as property, plant and equipment. Rental payments are expensed on a straight-line basis. Leasehold improvements are depreciated over the depreciable lives of the corresponding fixed assets or the related lease term, whichever is shorter.

Investments

Except as discussed in Note 15 with respect to variable interest entities, investments in the common stock of affiliated companies in which our ownership interest is 50% or less and in which we exercise significant influence over operating and financial policies are accounted for using the equity method after eliminating the effects of any material intercompany transactions. Other investments are accounted for at cost.

Recoverability of Long-Lived Assets

Long-lived assets, including property, plant and equipment, capitalized software costs, and investments are accounted for in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” A long-lived asset is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Goodwill

Goodwill is carried at cost; it is not amortized and represents the excess of the purchase price and related costs over the fair value assigned to the net identifiable assets of a business acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we test goodwill for impairment at the reporting unit level on an annual basis or upon the occurrence of events that may indicate possible impairment. The first step of the impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill and other indefinite-lived intangible assets. If the fair value is less than the carrying amount, the second step determines the amount of the impairment by comparing the implied fair value of the goodwill with the carrying amount of that goodwill. An impairment charge is recognized only when the calculated fair value of a reporting unit, including goodwill and indefinite-lived intangible assets, is less than its carrying amount. We have established the second quarter of our fiscal year as the period for our annual test for impairment of goodwill and the test resulted in no impairment in the periods presented.

Restricted Cash

Restricted cash consists primarily of funds held to satisfy obligations related to entities divested prior to the Combination. Other current assets includes restricted cash of $0.6 million and $13.9 million as of May 31, 2007 and 2006, respectively. Other assets includes restricted cash of $1.7 million and $2.2 million as of May 31, 2007 and 2006, respectively.

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

Asset Retirement Obligations

SFAS No. 143, “Accounting for Asset Retirement Obligations,” requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and depreciated on a straight-line basis over the remaining estimated useful life of the related asset. Accretion expense in connection with the discounted liability is also recognized over the remaining useful life of the related asset. Such depreciation and accretion expenses are included in cost of goods sold.

Litigation

We are involved from time to time in claims and legal actions incidental to our operations, both as plaintiff and defendant. We have established what we currently believe to be adequate accruals for pending legal matters. These accruals are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as advice of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. Increases and decreases in accruals are part of the ordinary, recurring course of business in which management, after consultation with legal counsel, is required to make estimates of various amounts for business and strategic planning purposes, as well as for accounting and financial reporting purposes. These changes are reflected in our reported earnings each quarter. The litigation accruals at any time reflect updated assessments of the then existing claims and legal actions. The final outcome or potential settlement of litigation matters could differ materially from the accruals which we have established. We accrue legal fees as they are incurred. For significant individual cases, we accrue anticipated legal costs.

Pension and Other Post-Retirement Benefits

Mosaic offers a number of benefit plans that provide pension and other benefits to qualified employees. These plans include defined benefit pension plans, supplemental pension plans, defined contribution plans and other post-retirement benefit plans.

We accrued, in accordance with Statement of the Financial Accounting Standards Board (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” the funded status of our plans, which is representative of our obligations under employee benefit plans and the related costs, net of plan assets measured at fair value. The cost of pensions and other retirement benefits earned by employees is generally actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected healthcare costs.

Stock Based Compensation

Effective June 1, 2006, we adopted the provisions of, and account for stock-based compensation in accordance with SFAS No. 123R, “Share-Based Payment,” (“SFAS 123R”) using the modified prospective transition method. SFAS 123R requires an entity to measure the cost of employees’ services received in exchange for an award of equity instruments based on grant-date fair value of the award, with the cost to be recognized over the period during which the employee is required to provide service in exchange for the award. The majority of granted awards are stock options that vest annually in equal amounts over a three-year period, and all stock options have an exercise price equal to the fair market value of our common stock on the date of grant. We recognize compensation expense for awards on a straight-line basis over the three-year vesting period. Estimated expense recognized for the options granted prior to, but not vested as of June 1, 2006, was calculated based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123 (“SFAS 123”) “Accounting for Stock-Based Compensation.”

Effective June 1, 2006, we adopted the guidance in Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides interpretive guidance on provisions within SFAS 123R. As SAB 107 is interpretative guidance, it did not have an impact on our financial statements.

Derivative and Hedging Activities

We account for derivatives in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended, which requires us to record all derivatives on the Consolidated Balance Sheet at fair value. Changes in the fair value of derivatives are immediately recognized in earnings, unless they meet the hedging criteria of SFAS 133. The criteria used to determine if hedge accounting treatment is appropriate are: (i) the designation of the hedge to an underlying exposure; (ii) the hedging transaction has the effect of reducing the overall risk; and (iii) a high degree of correlation between changes in the value of the derivative instrument and the underlying obligation. On the date a derivative contract is entered into, if we plan to account for the derivative as a hedge under SFAS 133, we designate the derivative as either: (a) a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); (b) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); or (c) a hedge of a net investment in a foreign operation (net investment hedge). We formally document our hedge relationships, including identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge transaction at the inception of the hedge, if we plan to account for the derivative as a hedge under SFAS 133. If it is determined that a derivative ceases to be an effective hedge or that the anticipated transaction is no longer likely to occur, we will discontinue hedge accounting.

Reclassifications

Certain reclassifications have been made to prior years’ financial statements to conform to the current year presentation. These reclassifications had no effect on our net earnings or total stockholders’ equity as previously reported.

We reclassified phosphate rock inventory and other materials from raw materials to work-in-process for the period ended May 31, 2006. The phosphate rock inventory and other materials were classified to work-in-process as we deemed this to be a better classification. In the May 31, 2006 balance sheet, the amount reclassified from raw materials to work-in-process was $148.9 million. This reclassification was deemed immaterial to the Consolidated Financial Statements as it had no effect on net earnings, total stockholders’ equity or total assets.

We also reclassified certain amounts from mineral properties and rights to land, building and leasehold improvements and machinery and equipment for May 31, 2006 balances. The mineral properties and rights, land, building and leasehold improvements, and machinery and equipment were reclassified to conform to the account mappings in the new enterprise resource planning (ERP) system as this was a better classification. In our May 31, 2006 Consolidated Balance Sheet, the amounts reclassified to land, building and leasehold improvements and machinery and equipment from mineral properties and rights were $14.1 million, $409.4 million and $92.5 million, respectively. This reclassification was deemed immaterial to the Consolidated Financial Statements as it had no effect on net earnings, total stockholders’ equity or total assets.

We reclassified certain amounts from accounts payable to accrued liabilities for the period ended May 31, 2006. The amounts related to services that the Company had incurred for which we had not yet received invoices. The amounts as of May 31, 2006 were reclassified from accounts payable to accrued liabilities to conform with the account mappings in the new ERP system as this was deemed a better classification. In our May 31, 2006 Consolidated Balance Sheet, the amount reclassified to accrued expenses from accounts payable was $31.0 million. The reclassification was deemed immaterial to the financial statements as it had no effect on net earnings, total stockholders’ equity or total liabilities.

We also reclassified amounts related to interest income that was previously included in other non-operating income to interest expense, net for the periods ended May 31, 2006 and 2005. The reclassification was to conform to a change in the presentation adopted in 2007. In the May 31, 2006 and 2005 Consolidated Statements of Operations, the amounts reclassified to interest expense were $13.3 million and $9.9 million, respectively. The reclassification was deemed immaterial to the financial statements as it had no effect on net earnings, total stockholders’ equity or total assets.

We reclassified cash received from a third party under a tolling agreement for the period ended May 31, 2006. Under the agreement, we supply product to a customer that also reimburses us for certain capital expenditures. We initially recognized the capital reimbursement as an offset to capital expenditures in the Consolidated Statement of Cash Flows for 2006. In 2007, we determined that these reimbursements were better characterized in the Consolidated Statement of Cash Flows as an advance payment for future deliveries under the arrangement. In the May 31, 2006 Consolidated Statement of Cash Flows, the amount reclassified from capital expenditures, or investing activities, to other noncurrent liabilities, or operating cash flows, was $14.9 million and was deemed immaterial.

We reclassified dividends paid to minority shareholders for the period ended May 31, 2006. The reclassification was determined to more appropriately reflect our cash paid to minority shareholders. In the May 31, 2006 Consolidated Statement of Cash Flows, the amount reclassified from investing activities to financing activities was $6.3 million and was deemed immaterial.

3. OTHER FINANCIAL STATEMENT DATA

The following provides additional information concerning selected balance sheet accounts:

	May 31
(in millions)	2007	2006
Receivables
Trade	$475.5	$412.0
Non-trade	48.7	52.6

	524.2	464.6
Less: Allowance for doubtful accounts	7.9	9.0

	$516.3	$455.6

Inventories
Raw materials	$9.7	$19.2
Work in process	138.8	176.8
Finished goods	529.0	458.2
Operating materials and supplies	109.9	106.7

	$787.4	$760.9

Accrued liabilities
Interest	$54.0	$77.1
Taxes, other	83.3	42.5
Payroll and employee benefits	80.1	56.7
Asset retirement obligations	77.6	35.8
Other	199.6	207.2

	$494.6	$419.3

Other noncurrent liabilities
Asset retirement obligations	$463.9	$512.4
Accrued pension and postretirement benefits	182.4	221.6
Other noncurrent liabilities	228.9	246.2

	$875.2	$980.2

Interest expense, net was comprised of the following in fiscal 2007, 2006 and 2005:

	May 31
(in millions)	2007	2006	2005
Interest expense	$171.5	$166.5	$120.6
Interest income	(21.9)	(13.3)	(9.9)

Net interest expense	$149.6	$153.2	$110.7

4. CHANGE IN ACCOUNTING PRINCIPLE

Implementation of Two-Month Lag Reporting Policy for Fertifos S.A. Investment

We own 33.09% of Fertifos S.A.(“Fertifos”), a Brazilian holding company which owns 56.25% of Fosfertil S.A.(“Fosfertil”), a publicly traded company in Brazil that operates phosphate and nitrogen processing plants which produce crop nutrition products for the Brazilian agricultural market. Our Consolidated Financial Statements reflect our interest in Fertifos using the equity method of accounting. Prior to the Combination, CCN also used the equity method of accounting for investments to reflect the interest in Fertifos. However, Fertifos’ financial statements used in determining the equity method adjustment were as of the same dates and for the same financial reporting periods as the consolidated financial statements of CCN. Following the Combination, we changed our method of applying the equity method of accounting to our investment in Fertifos to include the equity in net earnings for this investee in our reported results as of the dates and for the reporting periods for which Fosfertil has most recently made its financial information publicly available in Brazil, which results in a two-month lag in the reporting of our interest in the earnings of Fertifos in our Consolidated Financial Statements. This reporting lag is the result of the different fiscal year-end and related interim period-end dates between us and Fosfertil. We believe that our inclusion of the equity in net earnings for Fertifos on a two-month lag basis is preferable because (i) there is no contractual or legal requirement, and thus there can be no assurance, that financial information for Fertifos that is more current than its financial information that is publicly available in Brazil would be available to us on a consistent and timely basis to enable us to meet our quarterly and annual financial reporting obligations under applicable rules and regulations of the Securities and Exchange Commission, and (ii) we have been advised by Brazilian counsel that, because Fosfertil’s securities are publicly traded in Brazil, our release of information concerning Fertifos (and therefore, indirectly, Fosfertil) prior to Fosfertil’s disclosure of its financial results in Brazil could result in potential claims for violations of Brazilian insider trading or other securities laws under certain circumstances.

As a result of this change in accounting principle, net earnings for the year ended May 31, 2005 includes a $2.0 million charge, net of tax, for the cumulative effect of a change in accounting principle as of June 1, 2004.

5. RECENTLY ISSUED ACCOUNTING GUIDANCE

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). SFAS 158 requires the recognition of the funded status of pension and other postretirement benefit plans on the balance sheet. The overfunded or underfunded status would be recognized as an asset or liability on the balance sheet with changes occurring during the current year reflected through the comprehensive income portion of equity. SFAS 158 also requires the measurement of the funded status of a plan to match that of the date of our fiscal year-end financial statements, eliminating the use of earlier measurement dates previously permissible. We applied the recognition provision of SFAS 158 as of May 31, 2007. The impact of adopting the recognition provision of SFAS 158 was a decrease in Other Noncurrent Liabilities of $30.1 million, an increase in Deferred Income Taxes of $11.1 million and an increase in Accumulated Other Comprehensive Income of $15.7 million. Also contributing to our overall impact of the initial adoption of SFAS 158 was our equity method investment in Fertifos’ adoption of the statement that resulted in a $3.3 million reduction in our investment in nonconsolidated companies. See Note 20 for additional information. The measurement provision of SFAS 158 is effective on May 31, 2009. We are currently reviewing the measurement provision requirements to determine the impact and materiality of its adoption to the Company.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Section N to Topic 1, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires the evaluation of prior-year misstatements using both the balance sheet approach and the income statement approach. In the initial year of adoption should either approach result in quantifying an error that is material in light of quantitative and qualitative factors, SAB 108 guidance allows for a one-time cumulative-effect adjustment to beginning retained earnings. In years subsequent to adoption, previously undetected misstatements deemed material shall result in the restatement of previously issued financial statements in accordance with SFAS 154. SAB 108 was effective for the Company on May 31, 2007, and its adoption did not have a material impact on our consolidated financial statements.

In December 2006, the FASB issued FASB Staff Position No. EITF 00-19-2, “Accounting for Registration Payment Arrangements” (“FSP No. EITF 00-19-2”). FSP No. EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies.” FSP No. EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. FSP No. EITF 00-19-2 is effective for the Company as of June 1, 2007. Management has elected an early adoption of the provisions of FSP No. EITF 00-19-2, for the year ended May 31, 2007. The adoption did not have a material impact on the Consolidated Financial Statements For a further discussion on the adoption of FSP No. EITF 00-19-2, see Note 14.

In March 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-3 “How Taxes Collected and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”). EITF 06-3 clarifies that the presentation of taxes collected from customers and remitted to governmental authorities on a gross (included in revenues and costs) or net (excluded from revenues) basis is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board (“APB”) Opinion No. 22, “Disclosure of Accounting Policies.” EITF 06-3 is effective for reporting periods beginning after December 15, 2006. EITF 06-3 did not impact our accounting disclosures as the amounts collected from customers and remitted to governmental authorities are not significant to our Consolidated Financial Statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first, evaluating whether a tax position has met a more-likely-than-not recognition threshold, and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for us beginning June 1, 2007. We are currently reviewing FIN 48 to determine the impact and materiality of its adoption to the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. Where applicable, SFAS 157 simplifies and codifies fair value related guidance previously issued within U.S. GAAP. Although SFAS 157 does not require any new fair value measurements, its application may, for some entities, change current practice. SFAS 157 is effective for us beginning June 1, 2008. We are currently reviewing SFAS 157 to determine the impact and materiality of its adoption to the Company.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of Statement of Financial Accounting Standards No. 115” (“SFAS 159”). SFAS 159 expands opportunities to use fair value measurement in financial reporting by permitting entities to choose to measure many eligible financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected shall be reported in earnings. SFAS 159 is effective for us on June 1, 2008. We are currently reviewing SFAS 159 to determine the impact and materiality of its adoption to the Company.

In April 2007, the FASB issued FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FIN 39-1”). FIN 39-1 requires entities that are party to a master netting arrangement to offset the receivable or payable recognized upon payment or receipt of cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FASB Interpretation No. 39. Entities are required to recognize the effects of applying FIN 39-1 as a change in accounting principle through retrospective application for all financial statements presented unless it is impracticable to do so. The guidance provided by FIN 39-1 is effective for us on June 1, 2008. We are currently reviewing FIN 39-1 to determine the impact and materiality of its adoption to the Company.

In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48” (“FIN 48-1”). FIN 48-1 further clarifies it is appropriate for an entity to recognize a previously unrecognized tax benefit when the only change since the initial determination was that the benefit should not be recognized is the completion of an examination or audit by a taxing authority. FIN 48-1 provides that the determination of whether the position is effectively settled should be taken on a case by case basis; however, positions may be grouped by tax year and considered effectively settled. FIN 48-1 is effective for us beginning June 1, 2007 along with the adoption of FIN 48. We are currently reviewing FIN 48-1 to determine the impact and materiality of its adoption to the Company.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	May 31
(in millions)	2007	2006
Land	$182.2	$181.2
Mineral properties and rights	1,799.2	1,753.0
Buildings and leasehold improvements	1,247.5	1,189.9
Machinery and equipment	2,586.2	2,368.7
Construction in-progress	263.9	232.6

	6,079.0	5,725.4
Less: accumulated depreciation, depletion and amortization	1,629.6	1,308.8

	$4,449.4	$4,416.6

Depreciation and depletion expense was $329.4 million, $324.1 million and $219.3 million for fiscal years 2007, 2006 and 2005, respectively. In 2006 there was an additional $261.8 million of depreciation expense included within the restructuring charge. Capitalized interest on major construction projects was $7.7 million, $6.4 million and $1.3 million in fiscal years 2007, 2006 and 2005, respectively.

7. BUSINESS COMBINATIONS

The Combination was consummated pursuant to the terms of an Agreement and Plan of Merger and Contribution dated as of January 26, 2004, as amended, between Cargill and IMC (“Merger and Contribution Agreement”). Under the terms of the Merger and Contribution Agreement, a wholly-owned subsidiary of Mosaic merged into IMC on October 22, 2004, and IMC became a wholly-owned subsidiary of Mosaic. In the Combination, IMC’s common stockholders received one share of Mosaic common stock for each share of IMC common stock owned. In addition, holders of shares of IMC’s 7.50% Mandatory Convertible Preferred Stock (“IMC Preferred Stock”) received one share of 7.50% Mandatory Convertible Preferred Stock of Mosaic (“Mosaic Preferred Stock”) for each share of IMC Preferred Stock owned. The Merger and Contribution Agreement also provided for Cargill to contribute equity interests in entities owning CCN to Mosaic immediately prior to the Combination (“Cargill Contribution”). In consideration for the Cargill Contribution, Cargill received shares of Mosaic common stock, plus shares of Mosaic’s Class B Common Stock. Immediately following the completion of the transactions contemplated by the Merger and Contribution Agreement:

•	IMC’s former common stockholders owned 33.5% of the outstanding shares of Mosaic common stock;

•	Cargill owned 66.5% of the outstanding shares of Mosaic common stock;

•	Cargill owned all 5,458,955 outstanding shares of the Mosaic Class B Common Stock; and

•	IMC’s former preferred stockholders owned all 2,750,000 outstanding shares of the Mosaic Preferred Stock.

On July 1, 2006, the outstanding Mosaic Preferred Stock and the Class B Common Stock were converted into common stock as discussed in Note 21.

The Merger and Contribution Agreement required that CCN have $435.0 million of net operating working capital (calculated in accordance with the provisions of the Merger and Contribution Agreement) upon the Cargill Contribution to Mosaic. The Merger and Contribution Agreement required that Cargill contribute additional capital to Mosaic in the event of any working capital shortfall. Pursuant to an amendment that increased the amount of such required net operating working capital from $357.2 million to $435.0 million, Cargill retained $40.0 million of notes receivable from the assets of CCN. The amendment to the Merger and Contribution Agreement provided that the $40.0 million of retained notes receivable did not reduce net operating working capital as calculated for purposes of the Merger and Contribution Agreement. The net operating working capital of CCN, as calculated in accordance with the provisions of the Merger and Contribution Agreement upon the Cargill Contribution, was $425.2 million and on December 31, 2004, Cargill contributed $9.8 million to Mosaic (the difference between the required and actual amounts of net operating working capital).

In April 2005, we entered into a letter agreement (“Letter Agreement”) with Cargill confirming our understanding of the treatment under the Merger and Contribution Agreement of certain stock options and cash performance options (“Cargill Options”) issued prior to 2004 by Cargill to certain former employees of CCN who, on the date of the Letter Agreement, were employed by us as a result of the Combination.

8. EARNINGS PER SHARE

In determining the number of weighted average shares to calculate earnings per share (“EPS”), we determined that the 250.6 million shares of Mosaic common stock issued to Cargill on October 22, 2004 should be considered outstanding for all prior periods presented. The shares of Mosaic common stock issued to the former IMC stockholders are only considered outstanding since October 22, 2004. The potential dilutive impact from the conversion of the Mosaic Preferred Stock and the Class B Common Stock as well as restricted stock awards, restricted stock units, and stock options are only considered in the calculation of shares outstanding for periods subsequent to October 22, 2004.

The numerator for diluted EPS is net earnings, unless the effect of the assumed conversion of Mosaic Preferred Stock is antidilutive, in which case earnings available to common stockholders is used.

The denominator for basic EPS is the weighted-average number of shares outstanding during the period. The denominator for diluted EPS includes the weighted average number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued unless the shares are anti-dilutive. The following is a reconciliation of the denominator for the basic and diluted earnings per share computations:

	Years Ended May 31
	2007	2006	2005
Basic EPS shares	434.3	382.2	327.8
Common stock equivalents	1.5	-	0.6
Common stock issuable upon conversion of preferred stock and class B common stock	4.5	-	32.0

Diluted EPS shares	440.3	382.2	360.4

A total of 2.3 million, 4.5 million and 3.9 million shares of common stock subject to stock options for fiscal 2007, 2006 and 2005, respectively, have been excluded from the calculation of diluted EPS because the option exercise price was greater than the average market price of our common stock during the period, and therefore, the effect would be antidilutive.

For fiscal year 2006, 0.1 million common stock equivalents related to restricted stock awards, 0.7 million common stock equivalents related to stock options with exercise prices less than the average market price, and 52.9 million shares of common stock issuable upon conversion of the Mosaic Preferred Stock were not included in the computation of diluted EPS because we incurred a net loss and, therefore, the effect of their inclusion would be antidilutive.

9. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Components of accumulated other comprehensive income (loss) are as follows:

(in millions)	Balance May 31 2004	2005 Change	Balance May 31 2005	2006 Change	Balance May 31 2006	2007 Change	Balance May 31 2007
Cumulative foreign currency translation adjustment, net of tax of $15.0 million	$(113.7)	$41.9	$(71.8)	$376.5	$304.7	$143.6	$448.3
Minimum pension liability adjustment, net of tax of $0.2 million	-	(0.2)	(0.2)	(5.3)	(5.5)	0.4	(5.1)
Adjustment to initially apply SFAS 158, net of tax of $ 7.1 million	-	-	-	-	-	15.7	15.7

Accumulated other comprehensive income (loss)	$(113.7)	$41.7	$(72.0)	$371.2	$299.2	$159.7	$458.9

10. CASH FLOW INFORMATION

Detail of supplemental disclosures of cash flow and non-cash investing and financing information is as follows:

	Years Ended May 31
(in millions)	2007	2006	2005
Cash paid during the period for:
Interest (net of amount capitalized)	$220.5	$207.3	$109.5
Income taxes	66.1	149.3	70.0
Non-cash investing and financing activities:
Purchase of property, plant and equipment with debt	3.5	8.3	-
Purchase of property through the issuance of common stock	-	38.1	-
Detail of businesses acquired:
Current assets	-	(4.0)	646.4
Property, plant and equipment	-	(9.7)	3,090.1
Goodwill	(89.4)	49.1	2,172.1
Other assets	-	(1.8)	108.7
Liabilities assumed, including deferred income taxes	89.4	(33.6)	(4,391.3)

Acquiring or constructing property, plant and equipment by incurring a liability does not result in a cash outflow for us until the liability is paid. In the period the liability is incurred, the change in operating accounts payable on the Consolidated Statement of Cash Flows is reduced by such amount. In the period the liability is paid, the amount is reflected as a cash outflow from investing activities. The applicable net change in operating accounts payable that was reclassified to investing activities on the Consolidated Statement of Cash Flow was $4.9 million for the year ended May 31, 2007. The applicable net change in operating accounts payable that was reclassified from investing activities on the Consolidated Statement of Cash Flow was $23.8 million for the year ended May 31, 2006. The net change in accounts payable related to property, plant and equipment in fiscal 2005 was not material.

In fiscal 2007 and 2006, there were no businesses acquired; the fiscal 2007 and 2006 detail of businesses acquired reflect adjustments associated with the finalization of valuations related to the Combination and the fiscal 2007 adjustments relate only to income taxes. The detail of businesses acquired in fiscal 2005 related to the Combination.

11. FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of our financial instruments are as follows:

	May 31
	2007		2006
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$420.6	$420.6	$173.3	$173.3
Restricted cash	2.3	2.3	16.1	16.1
Accounts receivable	557.0	557.0	508.2	508.2
Accounts payable trade	433.5	433.5	389.2	389.2
Short-term debt	138.6	138.6	152.8	152.8
Long-term debt, including current portion	2,220.0	2,229.3	2,453.9	2,341.2

For cash and cash equivalents, restricted cash, accounts receivable and accounts payable, the carrying amount approximates fair value because of the short-term maturity of those instruments. The fair value of long-term debt is estimated using a present value method based on current interest rates for similar instruments with equivalent credit quality.

12. INVESTMENTS IN NON-CONSOLIDATED COMPANIES

We have investments in various international and domestic entities and ventures. The equity method of accounting is applied to such investments because the ownership structure prevents us from exercising a controlling influence over operating and financial policies of the businesses. Under this method, equity in the net earnings or losses of the investments is reflected as equity in net earnings of non-consolidated companies on our Consolidated Statements of Operations. The effects of material intercompany transactions with these equity method investments are eliminated.

A summary of our equity-method investments, which were in operation at May 31, 2007, is as follows:

Entity	Economic Interest
Gulf Sulphur Services LRD., LLLP	50.00%
River Bend Ag, LLC	50.00%
Saskferco Products Inc.	50.00%
IFC S.A.	45.00%
Yunnan Three Circles Sinochem Cargill Fertilizers Co. Ltd.	35.00%
Canpotex Limited	33.33%
Fertifos S.A. (owns 56.25% of Fosfertil S.A.)	33.09%
Fosfertil S.A.	1.30%

The summarized financial information shown below includes all non-consolidated companies carried on the equity method.

	May 31
(in millions)	2007	2006	2005
Net sales	$3,060.9	$2,484.8	$2,049.9
Net earnings	110.3	123.4	150.8

Mosaic's share of equity in net earnings	41.3	48.4	55.9

Total assets	1,902.8	1,673.8	1,531.0
Total liabilities	1,201.5	1,100.1	1,032.8

Mosaic's share of equity in net assets	288.8	238.4	203.4

The difference between our share of equity in net assets as shown in the above table and the investment in non-consolidated companies as shown on the Consolidated Balance Sheet is due to an excess amount paid over the book value of Fertifos. The excess relates to phosphate rock reserves adjusted to fair value at Fertifos. The excess amount is amortized over the estimated life of the phosphate rock reserve and is net of related deferred income taxes.

Our ownership interest in Fertifos requires disclosure as defined by applicable SEC regulations as of May 31, 2007. Our carrying value of equity investments is impacted by net earnings and losses, dividends, movements in foreign currency exchange as well as other adjustments. In fiscal 2007, Fertifos and Fosfertil adopted SFAS 158 which resulted in a reduction of $3.3 million to our investment for the impact of adoption.

The following table summarizes financial information for Fertifos for the periods shown below.

	May 31
(in millions)	2007	2006	2005
Net earnings	$48.6	$63.5	$91.7

Total assets	1,048.1	908.1	791.7
Total liabilities	672.1	614.6	533.7

See “Fosfertil Merger Proceedings” in Note 25 with respect to a proposed merger involving our interest in Fosfertil and certain legal proceedings that we have brought in connection with the proposed merger.

13. GOODWILL

The changes in the carrying amount of goodwill, by reporting unit, for the years ended May 31, 2007 and 2006, are as follows:

(in millions)	Phosphates	Potash	Total
Balance as of May 31, 2005	$580.8	$1,579.5	$2,160.3
Purchase accounting adjustments	173.1	(124.0)	49.1
Foreign currency translation	-	137.7	137.7

Balance as of May 31, 2006	753.9	1,593.2	2,347.1
Income tax adjustments	(30.2)	(59.2)	(89.4)
Foreign currency translation	-	26.1	26.1

Balance as of May 31, 2007	$723.7	$1,560.1	$2,283.8

For financial reporting purposes, the Combination was treated as a purchase of IMC by CCN. The purchase price was allocated based on an estimate of the fair value of assets acquired and liabilities assumed as of October 22, 2004. This allocation resulted in recording $2,221.2 million of goodwill. At the date of the Combination, $250.4 million of goodwill was determined to be tax deductible. As of May 31, 2007, $189.8 million was determined to be tax deductible.

14. FINANCING ARRANGEMENTS

On December 1, 2006, we completed a refinancing (“Refinancing”) consisting of (i) the purchase by subsidiaries of approximately $1.4 billion of outstanding senior notes and debentures (“Existing Notes”) pursuant to tender offers and (ii) the refinancing of a $345.0 million term loan B facility under our existing bank credit agreement. The total consideration paid for the purchase of the Existing Notes, including tender premiums and consent payments but excluding accrued and unpaid interest, was approximately $1.5 billion. Mosaic funded the purchase of the Existing Notes and the refinancing of the existing term loan B facility through the issuance of $475.0 million aggregate principal 7.375% senior notes due 2014 and $475.0 million aggregate principal 7.625% senior notes due 2016, and new $400.0 million term loan A-1 and $612.0 million new term loan B facilities under an amended and restated senior secured bank credit agreement (“Restated Credit Agreement”). The excess proceeds from the Refinancing are available to us for general corporate purposes.

The revolving credit facility and term loan A facility existing under our senior secured bank credit agreement before the Refinancing were not refinanced and remain in place under the Restated Credit Agreement.

Purchases of Existing Notes

The Existing Notes purchased in the Refinancing consisted of approximately $124.0 million aggregate principal amount of Mosaic Global Holdings’ 6.875% Debentures due 2007, $371.0 million aggregate principal amount of 10.875% Senior Notes due 2008, $374.1 million aggregate principal amount of 11.250% Senior Notes due 2011, $396.1 million aggregate principal amount of 10.875% Senior Notes due 2013, and $145.8 million aggregate principal amount of Phosphate Acquisition Partners L.P.’s 7% Senior Notes due 2008. After giving effect to the purchases of the Existing Notes, approximately $26.0 million aggregate principal amount of Mosaic Global Holdings’ 6.875% debentures due 2007, $23.9 million aggregate principal amount of 10.875% senior notes due 2008, $29.4 million aggregate principal amount of 11.250% senior notes due 2011, $3.5 million aggregate principal amount of 10.875% senior notes due 2013 and $4.2 million aggregate principal amount of Phosphate Acquisition Partners L.P.’s 7% senior notes due 2008 remain outstanding. In connection with the closing of the Refinancing, the indentures pursuant to which the Existing Notes were issued were amended to remove substantially all of their restrictive covenants, including restrictions limiting the payment of dividends by Mosaic Global Holdings to Mosaic.

New Senior Notes

The offering of the $475.0 million aggregate principal 7.375% senior notes due 2014 and $475.0 million aggregate principal 7.625% senior notes due 2016 (“New Senior Notes”) was made only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (“Securities Act”), and to non-U.S. persons in reliance on Regulation S under the Securities Act. The New Senior Notes were not registered under the Securities Act and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements.

The indenture relating to the New Senior Notes limits the ability of the Company to make restricted payments, which includes investments, guarantees, and dividends on and redemptions or repurchases of our capital stock. The indenture also contains other covenants and events of default that limit various matters or require the Company to take various actions under specified circumstances.

The obligations under the New Senior Notes are guaranteed by substantially all of Mosaic’s domestic operating subsidiaries, Mosaic’s subsidiaries that own and operate the Company’s potash mines at Belle Plaine and Colonsay, Saskatchewan, Canada, and intermediate holding companies through which Mosaic owns the guarantors.

Mosaic has entered into registration rights agreements with the initial purchasers of the New Senior Notes pursuant to which Mosaic agreed to use its reasonable best efforts to file with the SEC and cause to become effective a registration statement relating to an offer to exchange the New Senior Notes for an issue of notes registered under the Securities Act, with terms identical to those of the New Senior Notes, and, following the effective date of such registration statement, to offer to exchange the New Senior Notes for such registered notes. If interpretations of the staff of the SEC do not permit Mosaic to effect the exchange offers, Mosaic has agreed to use reasonable best efforts to cause to become effective a shelf registration with respect to each series of the New Senior Notes. If such an exchange offer is not completed (or, if required, the shelf registration statement is not declared effective) on or before December 1, 2007 with respect to either series of the New Senior Notes, the annual interest rate on such series of New Senior Notes will increase by 0.25% per annum for the first 90-day period immediately following such date and by an additional 0.25% per annum for each subsequent 90-day period, up to an additional rate of 1.00% per annum, until the exchange offer is completed (or, if required, the shelf registration statement is declared effective). The Securities Act and the rules and regulations of the SEC thereunder require that any such registration statement and subsequent periodic reports by us under the Securities Exchange Act of 1934 include condensed consolidating financial information for The Mosaic Company, the subsidiary guarantors of the New Senior Notes and the subsidiary non-guarantors of the New Senior Notes. As a result of certain challenges and transitional issues associated with the implementation of our new ERP system, we do not expect to be able to produce the required condensed consolidating financial information, or to file a registration statement relating to an offer to exchange the New Senior Notes or a shelf registration for resale of the New Senior Notes, until at least early calendar 2008. Accordingly, pursuant to FASB Staff Position No. EITF 00-19-2, “Accounting for Registration Payment Arrangements,” we have established an accrual of $0.6 million with respect to the increased interest expense that we expect to incur. The maximum potential amount of additional interest expense we could incur would be equal to the additional interest expense that could be incurred over the life of the New Senior Notes. However, we do not anticipate that we will incur the maximum interest expense as the Company expects to register the New Senior Notes once the issues associated with our new ERP system are resolved. In addition, if such an exchange offer is not completed (or, if required, the shelf registration is not declared effective), there are no settlement alternatives contained in the registration rights agreements outside of the additional interest expense provisions described above. A further discussion of this accounting pronouncement is discussed in Note 5.

Amended and Restated Credit Facilities

The amended and restated credit facilities are intended to serve as our primary senior secured bank credit facilities to meet the combined liquidity needs of all of our business segments. After the Refinancing, the credit facilities under the Restated Credit Agreement consist of a revolving credit facility of up to $450.0 million available for revolving credit loans, swingline loans and letters of credit, a term loan A facility of $45.8 million, a term loan A-1 facility of $400.0 million and a term loan B facility of $612.0 million.

Borrowings under the revolving credit facility, the term loan A facility and the term loan A-1 facility bear interest at LIBOR plus 1.50%, and borrowings under the term loan B facility bear interest at LIBOR plus 1.75%. Prior to the Refinancing, the revolving credit facility and the term loan A facility bore interest at LIBOR plus 1.25% and the term loan B facility bore interest at LIBOR plus 1.50%. Commitment fees accrue at a rate of 0.375% on unused amounts under the revolving credit facility.

The Restated Credit Agreement requires Mosaic to maintain certain financial ratios, including a leverage ratio and an interest coverage ratio. It also contains other covenants and events of default that limit various matters or require us to take various actions under specified circumstances. In connection with the Refinancing, certain of the covenants were amended to provide us with greater financial flexibility. These amendments included adjustments to the required levels of the leverage ratio and the interest coverage ratio effective beginning with Mosaic’s fiscal quarter ended February 28, 2007. A limitation on our ability to pay dividends on, redeem or repurchase our capital stock was unchanged in the Refinancing.

The obligations under the Restated Credit Agreement are guaranteed by substantially all of Mosaic’s domestic operating subsidiaries, Mosaic’s subsidiaries that own and operate our potash mines at Belle Plaine and Colonsay, Saskatchewan, Canada, and intermediate holding companies through which Mosaic owns the guarantors. The obligations are secured by security interests in mortgages on and/or pledges of (i) the equity interests in the guarantors and in domestic subsidiaries held directly by Mosaic and the guarantors under the Restated Credit Agreement; (ii) 65% of the equity interests in other foreign subsidiaries held directly by Mosaic and such guarantors; (iii) intercompany borrowings by subsidiaries that are held by Mosaic and such guarantors; (iv) the Belle Plaine and Colonsay, Saskatchewan, Canada and Hersey, Michigan potash mines and the Riverview, Florida phosphate plant owned by us; and (v) all inventory and receivables of Mosaic and such guarantors.

On May 1, 2007, we elected to prepay $250.0 million principal amount of term loans under the Restated Credit Agreement. The prepayment consisted of $94.0 million principal amount of Term Loan A-1 borrowings, $145.2 million principal amount of Term Loan B borrowings, and $10.8 million principal amount of Term Loan A borrowings.

The maturity date of the revolving credit facility is February 18, 2010, the maturity date of the term loan A facility is February 19, 2010, the maturity date of the term loan A-1 facility is December 1, 2011 and the maturity date of the term loan B facility is December 1, 2013. Prior to maturity, in general, the applicable borrower is obligated to make quarterly amortization payments of $0.6 million with respect to the term loan A facility, $4.8 million commencing March 31, 2007 with respect to the term loan A-1 facility, and $1.6 million commencing March 31, 2007 with respect to the term loan B facility. However, prepayments, including our prepayment of $250 million in fiscal 2007, are applied first to reduce the amount of the quarterly amortization payments in the following 12 months, and the remainder of the prepayments is applied ratably to the amortization payments required in subsequent fiscal years. In addition, if Mosaic’s leverage ratio as defined under the Restated Credit Agreement is more than 3.75 to 1.00 as of the end of any fiscal year, borrowings must be repaid from 50% of excess cash flow for such fiscal year.

Accounting for Refinancing

In accordance with EITF Issue No. 96-19, “Accounting for a Modification or Exchange of Debt Instruments” (“EITF 96-19”), the Company performed an analysis by creditor to determine whether the Refinancing would be recorded as an extinguishment of debt or a modification of debt.

Based on our analysis, it was determined that a significant portion of the Refinancing qualified as debt extinguishment under EITF 96-19, and we recorded a pre-tax gain of $33.9 million in the third quarter of fiscal 2007. In addition, we recorded $1.6 million of pre-tax gain associated with the April 2007 redemption of $29.4 million of debt and a $0.9 million pre-tax loss associated with the $250.0 million prepayment of debt during May 2007. The net pre-tax gain on the extinguishment debt is comprised of the following items:

(in millions)
Fair market value adjustment on extinguished debt	$(162.8)
Deferred financing fees on extinguished debt	16.0
Tender premiums on extinguished debt	104.1
New issuance costs on extinguished debt	1.7
Termination costs on interest rate swap related to extinguished debt	6.4

Total	$(34.6)

In conjunction with the Refinancing, we recorded $21.4 million in deferred financing fees on the Consolidated Balance Sheet which are included in other current assets and other non-current assets.

Short-Term Debt

Short-term debt consists of the revolving credit facility under the Restated Credit Agreement, a receivables financing facility, and various other short-term borrowings related to our Offshore business. Short-term borrowings were $138.6 million and $152.8 million as of May 31, 2007 and May 31, 2006, respectively. The weighted average interest rate on short-term borrowings was 6.6% as of May 31, 2007 and May 31, 2006.

We had no outstanding borrowings and $100.0 million in outstanding borrowings under the revolving credit facility as of May 31, 2007 and May 31, 2006, respectively. We had outstanding letters of credit that utilized a portion of the revolving credit facility of $102.7 million and $128.4 million as of May 31, 2007 and May 31, 2006, respectively. The net available borrowings under the revolving credit facility as of May 31, 2007 and May 31, 2006 were approximately $347.3 million and $221.6 million, respectively. Unused commitment fees of $1.1 million were expensed during each of the fiscal years ended May 31, 2007 and 2006, respectively. Borrowings under the revolving credit facility bear interest at LIBOR plus 1.5%.

Also included in short-term borrowings were outstanding amounts under a $55.0 million PhosChem receivables purchase facility. This facility supports PhosChem’s funding of its purchases of crop nutrients from us and other PhosChem members and is nonrecourse except that the uninsured portion of receivables sold is with recourse to PhosChem but not to us. At May 31, 2007, the PhosChem facility bears an interest rate of LIBOR plus 1.125%. We had $28.0 million and $13.2 million outstanding under the facility as of May 31, 2007 and May 31, 2006, respectively.

The remainder of the short-term borrowings balance consisted of lines of credit relating to our Offshore segment and other short-term borrowings. As of May 31, 2007, these borrowings bear interest rates between 5.6% and 10.4%, respectively. As of May 31, 2007 and May 31, 2006, $110.6 million and $39.6 million, respectively, were outstanding.

Long-Term Debt, including Current Maturities

Long-term debt primarily consists of term notes, industrial revenue bonds, secured notes, unsecured notes, and unsecured debentures. At May 31, 2007, our current maturities of long-term debt include our estimated minimum expected prepayments of $350.0 million of our long-term debt, including the $150.0 million we prepaid on June 29, 2007. Long-term debt as of May 31, 2007 and 2006, respectively, consisted of the following:

(in millions)	May 31, 2007 Stated Interest Rate	May 31, 2007 Effective Interest Rate	May 31, 2007 Stated Value	Combination Fair Market Value Adjustment	May 31, 2007 Carrying Value	May 31, 2006 Stated Value	Combination Fair Market Value Adjustment	May 31, 2006 Carrying Value
Term loans	LIBOR + 1.5% - 1.75%	6.67%	$801.0	$6.3	$807.3	$394.1	$-	$394.1
Industrial revenue bonds	5.5% and 7.7%	6.64%	40.9	1.2	42.1	40.9	1.3	42.2
Other secured notes	5.6% - 11.0%	7.53%	38.4	0.1	38.5	47.8	0.1	47.9
Unsecured notes	7.0% - 10.875%	7.38%	983.4	4.5	987.9	1,339.8	196.5	1,536.3
Unsecured debentures	6.875% - 9.45%	6.89%	284.5	6.2	290.7	408.5	10.7	419.2
Capital leases and other	4.0% - 12.4%	7.13%	53.5	-	53.5	14.2	-	14.2

Total long-term debt			2,201.7	18.3	2,220.0	2,245.3	208.6	2,453.9
Less current portion			397.9	5.9	403.8	19.1	50.2	69.3

Total long-term debt, less current maturities			$1,803.8	$12.4	$1,816.2	$2,226.2	$158.4	$2,384.6

As of May 31, 2007 and May 31, 2006, we had $807.3 million and $394.1 million, respectively, outstanding under the term loan facilities that are part of our senior secured credit facility. As of May 31, 2007, the term loan facility bears interest at LIBOR plus 1.50%-1.75%.

As more fully discussed above, the Restated Credit Agreement requires Mosaic to maintain certain financial ratios, including a leverage ratio and an interest coverage ratio. Mosaic was in compliance with the provisions of the financial covenants in the Restated Credit Agreement as of May 31, 2007.

We have two industrial revenue bonds which total $42.1 million and $42.2 million as of May 31, 2007 and May 31, 2006, respectively. As of May 31, 2007, the industrial revenue bonds bear interest rates at 5.5% and 7.7%. The maturity dates are 2009 and 2022.

We have several other secured notes which total $38.5 million and $47.9 million as of May 31, 2007 and May 31, 2006, respectively. As of May 31, 2007, the secured notes bear interest rates between 5.6% and 11.0%. The maturity dates range from 2007 to 2010.

We have several unsecured notes which total $987.9 million and $1,536.3 million as of May 31, 2007 and May 31, 2006, respectively. This includes the New Senior Notes issued as part of the Refinancing described above. As of May 31, 2007, the unsecured notes bear interest rates between 7.0% and 10.875%. The maturity dates range from 2008 to 2016.

We have several unsecured debentures which total $290.7 million and $419.2 million as of May 31, 2007 and May 31, 2006, respectively. As of May 31, 2007, the unsecured debentures bear interest rates between 6.875% and 9.45%. The maturity dates range from 2007 to 2028.

The remainder of the long-term debt balance relates to capital leases and fixed asset financings, variable rates loans, and other types of debt. As of May 31, 2007 and May 31, 2006, $53.5 million and $14.2 million, respectively, were outstanding.

As of May 31, 2007, we had at least $180.6 million available for restricted payments, including the payment of cash dividends with respect to our common stock under the covenants limiting the payment of dividends in the indenture relating to the New Senior Notes, and $142.7 million available for the payment of cash dividends with respect to our common stock under the covenants limiting the payment of dividends in the Restated Credit Agreement.

Scheduled maturities of long-term debt are as follows for the periods ending May 31:

(in millions)
2008	$397.9
2009	49.9
2010	58.6
2011	27.3
2012	219.9
Thereafter	1,448.1

Total	$2,201.7

15. VARIABLE INTEREST ENTITIES

In the normal course of business we interact with various entities that may be variable interest entities (VIEs). Typical types of these entities are suppliers, customers, marketers, and real estate companies.

We have identified PhosChem, South Fort Meade General Partner, LLC (“SFMGP”) and South Fort Meade Partnership, L.P. (“SFMP”) as VIEs in which we are the primary beneficiary. Therefore, in accordance with FIN 46R, we consolidate these VIEs. Also, we did not identify any VIEs in which we hold a significant interest.

Generally, PhosChem markets our Phosphate products internationally. PhosChem had net sales of $1,575.4 million and $1,566.7 million for the years ended May 31, 2007 and 2006, respectively, which are included in our consolidated net sales. PhosChem funds its operations in part through a third-party financing facility, under which the outstanding borrowings were $28.0 million and $13.2 million as of May 31, 2007 and 2006, respectively, which represented the amount of trade receivables sold by PhosChem under this financing facility. This financing facility is nonrecourse except that the uninsured portion of receivables sold is with recourse to PhosChem but not to us. These amounts are included in our Consolidated Balance Sheets as of May 31, 2007 and 2006.

SFMP and SFMGP own the mineable acres at our South Fort Meade phosphate mine. SFMP and SFMGP had no and $0.2 million in external sales in fiscal years 2007 and 2006, respectively. As of May 31, 2007 and 2006, SFMP and SFMGP had $77.1 million and $79.1 million of total assets, respectively, and $30.3 million and $37.2 million of total debt, respectively. These amounts are included in our Consolidated Balance Sheets as of May 31, 2007 and 2006.

16. INCOME TAXES

The provision (benefit) for income taxes from continuing operations for the years ended May 31 consisted of the following:

(in millions)	2007	2006	2005
Current:
United States	$8.0	$1.9	$(5.5)
Foreign	68.7	93.8	111.1

Total Current	76.7	95.7	105.6
Deferred:
United States	52.4	6.0	9.7
Foreign	(5.7)	(96.4)	(17.0)

Total Deferred	46.7	(90.4)	(7.3)

Provision for income taxes	$123.4	$5.3	$98.3

The components of earnings (loss) from consolidated companies before income taxes and the cumulative effect of a change in accounting principle, and the effects of significant adjustments to tax computed at the federal statutory rate, were as follows:

(in millions)	2007		2006		2005
Domestic earnings (loss)	$192.0		$(308.3)		$15.9
Foreign earnings	313.7		148.2		199.0

Earnings (loss) from consolidated companies before income tax and the cumulative effect of a change in accounting principle	$505.7		$(160.1)		$214.9

Computed tax at the federal statutory rate of 35%	35.0%		(35.0%	)	35.0%
Percentage depletion in excess of basis	(7.4%	)	(14.3%	)	(11.4%	)
Extraterritorial benefit	(0.4%	)	-		(0.9%	)
Foreign income and withholding taxes	2.7%		11.8%		8.3%
Impact of change in Canadian tax rates	(9.1%	)	(50.6%	)	-
Change in valuation allowance	(6.5%	)	70.5%		1.5%
Dual jurisdiction income	6.8%		22.0%		10.3%
Other items (none in excess of 5% of computed tax)	3.3%		(1.1%	)	2.9%

Effective tax rate	24.4%		3.3%		45.7%

In June 2006, the Canadian government approved legislation to reduce the Canadian federal corporate tax rate and eliminate the corporate surtax, which will be phased in through fiscal 2011. The impact of this law change reduced the deferred tax liabilities and resulted in a fiscal 2007 earnings benefit of $46.0 million, net of the impact of a reduced foreign tax deduction in the U.S.

We have no present intention of remitting undistributed earnings of foreign subsidiaries aggregating $630 million and $509 million as of May 31, 2007 and 2006, respectively, and accordingly, no deferred tax liability has been established relative to these earnings. The calculation of the unrecognized deferred tax liability related to these earnings is complex and is not practicable. If earnings were distributed, we would be subject to U.S. taxes and withholding taxes payable to various non-U.S. governments. Based upon the facts and circumstances at that time, we would determine whether a credit for non-U.S. taxes already paid would be available to reduce the U.S. tax liability.

Significant components of our deferred tax liabilities and assets as of May 31 were as follows:

(in millions)	2007	2006	2005
Deferred tax liabilities:
Depreciation and amortization	$(310.2)	$(357.9)	$(518.3)
Depletion	(632.0)	(620.2)	(506.9)
Partnership tax bases differences	(133.7)	(106.5)	(114.0)
Other liabilities	(1.9)	(14.3)	(42.7)

Total deferred tax liabilities	$(1,077.8)	$(1,098.9)	$(1,181.9)
Deferred tax assets:
Alternative minimum tax credit carryforwards	$111.7	$110.3	$111.2
Capital loss carryforwards	14.4	18.0	195.0
Foreign tax credit carryforwards	-	-	28.2
Long-term debt	8.3	80.3	110.0
Net operating loss carryforwards	197.5	259.0	213.4
Post-retirement and post-employment benefits	75.6	96.2	44.8
Reclamation and decommissioning accruals	180.2	157.2	48.6
Other assets	171.7	251.8	176.3

Subtotal	759.4	972.8	927.5
Valuation allowance	(316.6)	(498.4)	(435.6)

Net deferred tax assets	442.8	474.4	491.9

Net deferred tax liabilities	$(635.0)	$(624.5)	$(690.0)

As of May 31, 2007, we had estimated carryforwards for tax purposes as follows: alternative minimum tax credits of $111.7 million; net operating losses of $548.0 million; and capital losses of $37.9 million.

The alternative minimum tax credit carryforwards can be carried forward indefinitely. The majority of the net operating loss carryforwards have expiration dates ranging from fiscal 2008 through fiscal 2026, and the capital loss carryforwards expire in fiscal 2008.

The majority of these carryforward benefits may be subject to limitations imposed by the Internal Revenue Code and in certain cases provisions of foreign law. Due to the uncertainty of the realization of certain of these tax carryforwards, we have established a valuation allowance against these carryforward benefits and other tax assets in the amount of $316.6 million. In determining whether it was necessary to record a valuation allowance against these carryforward benefits, we undertook an analysis, taking into consideration available objective evidence, both positive and negative, to determine whether it was more likely than not that we would be able to realize a tax benefit from these carryforwards and deferred tax assets. Our analysis included an evaluation of reversing taxable temporary differences which demonstrated that a portion of the carryforward benefit and deferred tax assets were more likely than not to be realized. We determined that it was more likely than not that the remaining carryforward benefit and deferred tax assets would not be realizable and therefore we established a valuation allowance against these deferred tax assets. We will continue to analyze the need for a valuation allowance against these carryforward and deferred tax assets. In the future, if we were to reverse our U.S. valuation allowances of $286.5 million, approximately $249.2 million of the offset would be a reduction in goodwill and approximately $37.3 million would be a reduction in income tax expense. In the future if we were to reverse our non-U.S. valuation allowances of $30.1 million, the offset would be a reduction in income tax expense. The May 31, 2007 valuation allowance has been reduced by the impact of 2007 results including a credit to goodwill of $72.6 million for the realization of benefits that arose from the business combination and an adjustment of the prior year balances resulting from the finalization of certain tax matters.

17. ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

We account for asset retirement obligations (“AROs”) in accordance with SFAS No. 143. Our legal obligations related to asset retirement require us to: (i) reclaim lands disturbed by mining as a condition to receive permits to mine phosphate ore reserves; (ii) treat low pH process water in phosphogypsum management systems to neutralize acidity; (iii) close phosphogypsum management systems at our Florida and Louisiana facilities at the end of their useful lives; (iv) remediate certain other conditional obligations; and (v) remove all surface structures and equipment, plug and abandon mine shafts, contour and revegetate, as necessary, and monitor for three years after closing our Carlsbad, New Mexico Potash facility. The estimated liability for these legal obligations is based on the estimated cost to satisfy the above obligations which is discounted using a credit-adjusted risk-free rate.

In fiscal 2007, we recognized a restructuring gain of $4.1 million related to revisions in estimated cash flows for the indefinite closure of our Fort Green phosphate mine and our Green Bay and South Pierce concentrates plants in central Florida (“Phosphates Restructuring”). As the related ARO asset does not have an estimated useful life, the amount was credited to restructuring expense. For further discussion on the indefinitely closed facilities refer to Note 26. In fiscal 2006, we recorded ARO of $99.1 million based on an initial estimate of the closure plan for the Fort Green mine and Green Bay and South Pierce concentrates plants with a corresponding charge to restructuring expense.

A reconciliation of our AROs is as follows:

(in millions)	2007	2006
Asset retirement obligations, beginning of year	$548.2	$306.3
Adjustment to liabilities acquired in Combination	-	46.9
Liabilities incurred	24.0	-
Liabilities settled	(70.3)	(44.2)
Accretion expense	69.0	52.1
Revisions in estimated cash flows for operating facilities	(25.3)	88.0
Revisions in estimated cash flows for restructured facilities	(4.1)	99.1

Asset retirement obligations, end of year	541.5	548.2
Less current portion	77.6	35.8

	$463.9	$512.4

In fiscal 2006, as part of our adoption of FIN No. 47, we completed a comprehensive review of AROs other than those already accounted for under SFAS No. 143. This process involved identifying potential or conditional AROs and estimating the current costs to settle them. The AROs identified were related to the removal and disposition of friable asbestos and certain decommissioning activities. This did not have a material impact on our Consolidated Financial Statements.

We also have unrecorded AROs that are conditional upon a certain event. These AROs generally include the removal and disposition of non-friable asbestos. The most recent estimate of the aggregate cost of these AROs, expressed in 2007 dollars, is approximately $20 million. We have not recorded a liability for these conditional AROs at May 31, 2007 because we do not currently believe there is a reasonable basis for estimating a date or range of dates for demolition of these facilities. In reaching this conclusion, we considered the historical performance of each facility and have taken into account factors such as planned maintenance, asset replacements and upgrades which, if conducted as in the past, can extend the physical lives of our facilities indefinitely. We also considered the possibility of changes in technology, risk of obsolescence, and availability of raw materials in arriving at our conclusion.

18. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to the impact of interest rate changes on borrowings, fluctuations in the functional currency of foreign operations and the impact of fluctuations in the purchase price of natural gas, ammonia and sulfur consumed in operations, changes in freight costs and fluctuations in market prices for our products, as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our interest rate risk, foreign currency risks and the effects of changing commodity prices, but not for speculative purposes.

We use financial instruments, including forward contracts, zero-cost collars and futures, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Consolidated Statements of Operations. One of the primary currency exposures relates to several of our Canadian entities, whose sales are denominated in U.S. dollars, but whose costs are paid principally in Canadian dollars, which is their functional currency. Our Canadian businesses monitor their foreign currency risk by estimating their forecasted transactions and measuring their balance sheet exposure in U.S. dollars and Canadian dollars. We hedge certain of these risks through forward contracts and zero-cost collars. Our international distribution and production operations monitor their foreign currency risk by assessing their balance sheet and forecasted exposures. Our Brazilian operations enter into foreign currency futures traded on the Futures and Commodities Exchange—Bolsa de Mercadorias e Futuros (“BM&F”)—and also enter into forward contracts to hedge foreign currency risk. Our other foreign locations also use forward contracts to reduce foreign currency risk.

We use forward purchase contracts, swaps and zero-cost collars to reduce the risk related to significant price changes in our inputs and product prices. We use interest rate swap contracts to manage our exposure to movements in interest rates. The use of these financial instruments modifies the exposure of these risks with the intent to reduce our risk and variability.

Our foreign currency exchange contracts, commodities contracts and interest rate contracts do not qualify for hedge accounting under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”); therefore, all unrealized gains and losses are recorded in the Consolidated Statements of Operations. Unrealized gains and losses on foreign currency exchange contracts related to inventory purchases and commodities contracts are recorded in cost of goods sold in the Consolidated Statements of Operations. Unrealized gains or losses used to hedge changes in our financial position are included in the foreign currency transaction (gain) losses line on the Consolidated Statements of Operations. Below is a table that shows our derivative unrealized gains (losses) related to foreign currency exchange contracts and commodities contracts:

	Twelve months ended May 31
(in millions)	2007	2006
Foreign currency exchange contracts included in cost of goods sold	$(0.5)	$16.2
Commodities contracts included in cost of goods sold	14.7	(8.4)
Foreign currency exchange contracts included in foreign currency transaction (gain) loss	6.1	-

It is our strategy to use derivative instruments to manage our exposure to variability in interest rates payable under our term debt. Under terms of the new term loan agreements, we will pay interest based upon LIBOR plus 1.5% to 1.75% but the swaps and collars will result in a profit in a rising interest rate environment or loss in a declining interest rate environment that is expected to effectively fix the interest rate on the portion of the debt and for the term that is hedged.

On December 1, 2006, we terminated an interest rate swap agreement which was entered into on May 25, 2005. The swap was terminated due to our repurchase of $396.1 million aggregate principal amount of the 10.875%

Senior Notes due 2013 on December 1, 2006. The gain on extinguishment of debt for the year ended May 31, 2007 is net of the termination cost of $6.4 million.

In connection with the Refinancing, on December 1, 2006 we entered into several interest rate swaps with a total notional amount of $375.0 million and several zero-cost collar agreements with a total notional amount of $125.0 million (collectively Derivative Instruments) to effectively convert a portion of our floating rate debt under the new term loan A-1 and term loan B facilities to fixed rates for the periods ending March 31, 2008 and March 31, 2009.

On May 1, 2007, $200.0 million of the interest rate swaps and $50.0 million of zero-cost collar agreements were terminated in conjunction with the prepayment of $250.0 million of debt. As of May 31, 2007, there were $175.0 million notional amount of interest rate swaps and $75.0 million notional amount of zero-cost collars outstanding. For the year ended May 31, 2007, the unrealized gain was not material to the Consolidated Financial Statements.

19. GUARANTEES AND INDEMNITIES

We enter into various contracts that include indemnification and guarantee provisions as a routine part of our business activities. Examples of these contracts include asset purchase and sale agreements, surety bonds, financial assurances to regulatory agencies in connection with reclamation and closure obligations, commodity sale and purchase agreements, and other types of contractual agreements with vendors and other third parties. These agreements indemnify counterparties for matters such as reclamation and closure obligations, tax liabilities, environmental liabilities, litigation and other matters, as well as breaches by Mosaic of representations, warranties and covenants set forth in these agreements. In many cases, we are essentially guaranteeing our own performance, in which case the guarantees do not fall within the scope of FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.”

Material guarantees and indemnities within the scope of FIN 45 are as follows:

Guarantees to Brazilian Financial Parties. From time to time, we issue guarantees to financial parties in Brazil for certain amounts owed the institutions by certain customers of Mosaic. The guarantees are for all or part of the customers obligation. In the event that the customers default on their payments to the institutions and we would be required to perform under the guarantees, we have in most instances obtained collateral from the customers. The guarantees generally have a one-year term, but may extend up to two years or longer depending on the crop cycle, and we expect to renew many of these guarantees on a rolling twelve-month basis. As of May 31, 2007, we have estimated the maximum potential future payment under the guarantees to be $41.4 million. The fair market value of these guarantees is immaterial to the Consolidated Financial Statements at May 31, 2007 and May 31, 2006.

Asset Divestiture Indemnities. We have entered into agreements relating to the sale of various businesses over the last several years which include certain indemnification rights granted to the purchasers of these businesses. These indemnification rights are contingent commitments, primarily related to specified environmental matters and legal proceedings pending as of the date the businesses were sold. The majority of these indemnification rights do not have a set term, but exist so long as the underlying matters to which they relate remain pending. As of May 31, 2007, for those matters where a dollar amount is estimable, we have estimated the maximum potential future payments we could be required to make under these indemnification rights to be $4.0 million. We have recorded a liability of $1.4 million and $1.0 million for the fair value of these guarantees as of May 31, 2007 and May 31, 2006, respectively. We could not make an estimate for certain matters due to their current status. The sale agreements also customarily contain indemnifications to the purchasers for breaches of representations or warranties made by our selling entity, which are intended to protect the purchasers against specified types of undisclosed risks. In some cases, these general indemnities do not limit the duration of our obligations to perform under them. Our maximum potential exposure under these arrangements can range from a specified dollar amount to an unlimited amount, depending on the transaction. We do not believe that we currently have any material liability relating to these routine indemnification obligations.

Other Indemnities. Our maximum potential exposure under other indemnification arrangements can range from a specified dollar amount to an unlimited amount, depending on the nature of the transaction. Total maximum potential exposure under these indemnification arrangements is not estimable due to uncertainty as to whether claims will be made or how they will be resolved. We do not believe that we will be required to make any material payments under these indemnity provisions.

Because many of the guarantees and indemnities we issue to third parties do not limit the amount or duration of our obligations to perform under them, there exists a risk that we may have obligations in excess of the amounts described above. For those guarantees and indemnities that do not limit our liability exposure, we may not be able to estimate what our liability would be until a claim is made for payment or performance due to the contingent nature of these arrangements.

20. PENSION PLANS AND OTHER BENEFITS

We sponsor pension and postretirement benefits through a variety of plans including defined benefit plans, defined contribution plans, and post-retirement benefit plans. In addition, we are a participating employer in Cargill’s defined benefit pension plans. We reserve the right to amend, modify, or terminate the Mosaic sponsored plans at any time, subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), prior agreements and our collective bargaining agreements.

In accordance with the Merger and Contribution Agreement, pension and other postretirement benefit liabilities for certain of the former CCN employees were not transferred to us. Prior to the Combination, Cargill was the sponsor of the benefit plans for CCN employees and therefore, no assets or liabilities were transferred to us. These former CCN employees remain eligible for pension and other postretirement benefits under Cargill’s plans. Cargill incurs the associated costs and charges them to us. The amount that Cargill may charge to us for such pension costs may not exceed $2.0 million per year or $19.2 million in the aggregate. (The expense in fiscal year 2005 exceeded this amount because the cap did not become effective until October 22, 2004.) As of May 31, 2007, the aggregate amount remaining under this agreement is $13.2 million. This cap does not apply to the costs associated with certain active union participants who continue to earn service credit under Cargill’s pension plan.

Costs charged to us for the former CCN employees’ pension expense were $3.6 million, $3.3 million and $5.6 million for the fiscal years 2007, 2006 and 2005, respectively.

There are several defined benefit plans for international employees that are covered by Cargill. The liabilities from these plans are not material to the Consolidated Financial Statements. We also provide defined contribution plans in various countries where we are liable for the employer match. Costs related to these plans were $0.8 million, $0.7 million and $0.6 million for the fiscal years 2007, 2006 and 2005, respectively.

Defined Benefit Plans

We sponsor two defined benefit pension plans in the U.S. and four plans in Canada. We assumed these plans from IMC on the date of the Combination. Benefits are based on different combinations of years of service and compensation levels, depending on the plan. The U.S. salaried and non-union hourly plan provides benefits to employees who were IMC employees prior to January 1998. In addition, the plan, as amended, accrues no further benefits for plan participants, effective March 2003. The U.S union pension plan provides benefits to union employees. Certain U.S. union employees were given the option and elected to participate in a defined contribution retirement plan in January 2004, in which case their benefits were frozen under the U.S. union pension plan. Other represented employees with certain unions hired on or after June 2003 are not eligible to participate in the U.S. union pension plan. The Canadian pension plans consist of two plans for salaried and non-union hourly employees, which are closed to new members, and two plans for union employees.

In 2006, it was approved that the U.S. union pension plans and benefit accruals would be frozen effective December 31, 2007 and replaced with a defined contribution retirement plan. We will continue to fund the accumulated benefit obligations existing at December 31, 2007 but will accrue no further benefit obligations under the plan beyond the effective date. We concluded that there was no financial impact of the curtailment.

In fiscal 2006, in connection with the Phosphates Restructuring, we incurred a curtailment on both the pension and post-retirement plans. For the pension plan, the curtailment reduced our projected benefit obligation and fiscal 2007 expense by $0.9 million. For the postretirement plan, the curtailment reduced our accumulated projected benefit obligation and fiscal 2007 expense by $0.9 million and $0.7 million, respectively. For further details on the Phosphates Restructuring, refer to Note 26.

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

Post-Retirement Medical Benefit Plans

We provide certain health care benefit plans for certain retired employees (“Retiree Health Plans”). The Retiree Health Plans may be either contributory or non-contributory and contain certain other cost-sharing features such as deductibles and coinsurance. The Retiree Health Plans are unfunded. Certain employees are not vested and such benefits are subject to change.

The U.S. retiree medical program for certain salaried and non-union retirees age 65 and over was terminated effective January 1, 2004. The retiree medical program for salaried and non-union hourly retirees under age 65 will end at age 65. The retiree medical program for certain active salaried and non-union hourly employees was terminated effective April 1, 2003. Coverage changes and termination of certain post-65 retiree medical benefits also were effective April 1, 2003. We also provide retiree medical benefits to union hourly employees. Pursuant to a collective bargaining agreement, certain represented employees hired after June 2003 are not eligible to participate in the retiree medical program.

Canadian post-retirement medical plans are available to retired salaried employees. Under our Canadian post-retirement medical plans, all Canadian active salaried employees are eligible for coverage upon retirement. There are no retiree medical benefits available for Canadian union hourly employees.

Our U.S. retiree medical program provides a benefit to our U.S. retirees that is at least actuarially equivalent to the benefit provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Part D). Because our plan is more generous than Medicare Part D, it is considered at least actuarially equivalent to Medicare Part D and the U.S. government provides a subsidy to the plan.

In fiscal 2006, we adopted FASB Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-2”), which addressed the accounting for the federal subsidy. The adoption of FSP 106-2 reduced our accumulated postretirement benefit obligation by $7.6 million and our net periodic postretirement benefit cost by $0.5 million for 2006. The subsidy will in the future also continue to reduce net periodic postretirement benefit cost by adjusting the interest cost, service cost and actuarial gain or loss to reflect the effects of the subsidy.

Accounting for Pension and Postretirement Plans

We use a February 28 measurement date for our pension and postretirement benefit plans. The tables and discussion on the following pages only represent the North American plans as the international plans are immaterial.

In September 2006, the FASB issued SFAS 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans”. We have adopted the provisions of SFAS 158 relating to the recognition of the funded status of a plan as of May 31, 2007, the effects of which are reflected in the table below. The provision of SFAS 158 requiring congruent measurement dates will be effective for us for the fiscal year ending May 31, 2009 with early adoption encouraged. Below is the incremental effect of initially adopting the recognition provisions of SFAS 158 on individual line items in the May 31, 2007 Consolidated Balance Sheet.

(in millions)	Before Implementation of SFAS 158	Changes due to SFAS 158	After Implementation of SFAS 158
Investment in Nonconsolidated Companies	$388.2	$(3.3)	$384.9
Deferred Income Taxes	623.9	11.1	635.0
Other Noncurrent Liabilities	905.3	(30.1)	875.2
Accumulated Other Comprehensive Income	443.2	15.7	458.9
Total Stockholders' Equity	4,168.2	15.7	4,183.9

The changes in accumulated other comprehensive income includes the effect of initial adoption of SFAS 158 by our equity method investments, Fertifos S.A. and Fosfertil S.A., of $3.3 million, net of tax. This was recorded as a reduction of our investment in Fertifos S.A. and Fosfertil S.A.

The year-end status of the North American plans was as follows:

	Pension Plans		Postretirement Benefit Plans
(in millions)	2007	2006	2007	2006
Change in benefit obligation:
Benefit obligation at beginning of year	$577.0	$526.4	$117.5	$115.0
Service cost	6.9	7.1	0.9	1.2
Interest cost	31.5	30.3	6.4	6.3
Actuarial loss	7.3	21.8	4.7	0.9
Currency fluctuations	5.9	22.2	0.4	1.4
Curtailment gain	(0.9)	-	(0.9)	-
Employee contribution	-	-	0.4	0.5

Benefits paid	(37.5)	(30.8)	(9.3)	(7.8)

Benefit obligation at end of year	$590.2	$577.0	$120.1	$117.5

Change in plan assets:
Fair value at beginning of year	$461.1	$403.6	$-	$-
Currency fluctuations	5.4	17.4	-	-
Actual return	54.3	47.7	-	-
Company contribution	24.4	23.2	8.9	7.3
Employee contribution	-	-	0.4	0.5
Benefits paid	(37.5)	(30.8)	(9.3)	(7.8)

Fair value at end of year	$507.7	$461.1	$-	$-

Funded status of the plan at February 28, 2007	$(82.4)	$(115.9)	$(120.1)	$(117.5)
Employer contributions in fourth quarter	4.9	6.2	-	1.8
Benefit payments in fourth quarter	-	-	2.2	-

Funded status of the plan at May 31, 2007	$(77.5)	$(109.7)	$(117.9)	$(115.7)

Amounts recognized in the consolidated balance balance sheets:
Current liabilities	$(0.8)	$(26.7)	$(12.4)	$-
Noncurrent liabilities	(76.7)	(101.5)	(105.5)	(119.5)
Amounts recognized in accumulated other comprehensive income	$(23.4)	$8.1	$0.8	$-

The net annual periodic benefit costs include the following components:

	Pension Plans			Postretirement Benefit Plans
(in millions)	2007	2006	2005	2007	2006	2005
Service cost	$6.9	$7.1	$4.2	$0.9	$1.2	$0.8
Interest cost	31.5	30.3	18.2	6.4	6.3	4.0
Expected return on plan assets	(34.0)	(31.7)	(17.8)	-	-	-
Amortization	-	-	-	(0.1)	-	-

Net periodic cost	4.4	5.7	4.6	7.2	7.5	4.8
Curtailment gain	(0.9)	-	-	(0.7)	-	-

Total net periodic cost	$3.5	$5.7	$4.6	$6.5	$7.5	$4.8

The accumulated benefit obligation for the defined benefit pension plans was $583.5 million and $569.3 million as of May 31, 2007 and 2006, respectively.

The following benefit payments, which reflect estimated future service, are expected by the related plans to be paid in the fiscal years ending May 31:

(in millions)	Pension Plans Benefit Payments	Other Postretirement Plans Benefit Payments	Medicare Part D Adjustments
2008	$25.8	$12.4	$0.9
2009	28.7	12.7	1.0
2010	30.4	12.8	1.0
2011	32.5	12.6	1.0
2012	34.6	11.8	0.9
2013-2017	196.5	47.7	3.2

In fiscal 2008, we expect to contribute cash of $24.6 million to the pension plan to meet minimum funding requirements. Also, in fiscal 2008, we anticipate contributing cash of $12.4 million to the post-retirement medical benefit plan to fund anticipated benefit payments.

Our pension plan weighted-average asset allocations at May 31, 2007 and the target by asset category, are as follows:

	Target	Plan Assets as of May 31
		2007	2006
Asset Category
Equity securities	70%	75%	70%
Debt securities	27%	21%	25%
Real estate	3%	3%	4%
Other	0%	1%	1%

Total	100%	100%	100%

The investment objectives for the pension plans’ assets are as follows: (i) achieve a nominal annualized rate of return equal to or greater than the actuarially assumed investment return over ten to twenty-year periods;

(ii) achieve an annualized rate of return of the Consumer Price Index plus 5% over ten to twenty-year periods; (iii) realize annual, three and five-year annualized rates of return consistent with or in excess of specific respective market benchmarks at the individual asset class level; and (iv) achieve an overall return on the pension plans’ assets consistent with or in excess of the total fund benchmark, which is a hybrid benchmark customized to reflect the trusts’ asset allocation and performance objectives. The U.S. pension plans’ benchmark is currently comprised of the following indices and their respective weightings: 36% S&P 500, 9% Russell 2500, 5% equally weighted blend of Cambridge Venture and Private Equity indices, 15% MSCI World ex-US, 5% MSCI EMF, 20% LB Aggregate, 5% SB Inflation Linked and 5% NCREIF Property. The Canadian pension plans’ benchmark is currently comprised of the following indices and their respective weightings: 17% S&P/TSX 300, 5% equally weighted blend of Nesbitt Burns and S&P/TSX Small Cap indices, 24% S&P 500, 9% equally weighted blend of Cambridge Venture and Private Equity indices, 8% MSCI World ex-US, 7% MSCI EMF and 30% Scotia Capital Bond Index.

The investment structure has an overall commitment to equity securities of approximately 70% that is intended to provide the desired risk/return trade-off and, over the long-term, the level of returns sufficient to achieve the Company’s investment goals and objectives for the pension plans’ assets while covering near term cash flow obligations with fixed income in order to protect the pension plans from a forced liquidation of equities at the bottom of a cycle.

The approach used to develop the discount rate for the pension and post-retirement plans is commonly referred to as the yield curve approach. A hypothetical yield curve using the top yielding quartile of available high quality bonds is matched against the projected benefit payment stream. Each cash flow of the projected benefit payment stream is discounted back using the respective interest rate on the yield curve. Using the present value of projected benefit payments a weighted-average discount rate is derived.

The approach used to develop the expected long-term rate of return on plan assets combines an analysis of historical performance, the drivers of investment performance by asset class, and current economic fundamentals. For returns, we utilized a building block approach starting with inflation expectations and added an expected real return to arrive at a long-term nominal expected return for each asset class. Long-term expected real returns are derived in the context of future expectations of the U.S. Treasury real yield curve.

Weighted-average assumptions used to determine benefit obligations were as follows:

	Pension Plans			Postretirement Benefit Plans
	2007	2006	2005	2007	2006	2005
Discount rate	5.48%	5.58%	5.75%	5.51%	5.75%	5.75%
Expected return on plan assets	7.64%	7.67%	7.86%	-	-	-
Rate of compensation increase	3.50%	3.50%	3.75%	-	-	-

Weighted-average assumptions used to determine net benefit cost were as follows:

	Pension Plans			Postretirement Benefit Plans
	2007	2006	2005	2007	2006	2005
Discount rate	5.68%	5.75%	5.82%	5.81%	5.75%	5.75%
Expected return on plan assets	7.67%	7.86%	7.86%	-	-	-
Rate of compensation increase	3.50%	3.75%	3.93%	-	-	-

Assumed health care trend rates used to measure the expected cost of benefits covered by the plans were as follows:

	2007	2006	2005
Health care cost trend rate assumption for the next fiscal year	9.25%	9.25%	10.00%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.50%	5.50%	5.50%
Fiscal year that the rate reaches the ultimate trend rate	2012	2011	2011

Assumed health care cost trend rates have an effect on the amounts reported. For the health care plans a one-percentage-point change in the assumed health care cost trend rate would have the following effect:

(in millions)	2007		2006		2005
	One Percentage Point Increase	One Percentage Point Decrease	One Percentage Point Increase	One Percentage Point Decrease	One Percentage Point Increase	One Percentage Point Decrease
Total service and interest cost	$0.2	$(0.2)	$0.2	$(0.2)	$0.2	$(0.2)
Postretirement benefit obligation	3.4	(3.1)	3.2	(3.0)	3.2	(3.0)

Defined Contribution Plans

We assumed the IMC defined contribution plans following the Combination. Effective January 1, 2005, the IMC Global Inc. Profit Sharing and Savings Plan was renamed the Mosaic Investment Plan (“Investment Plan”). The Investment Plan permits eligible salaried and nonunion hourly employees to defer a portion of their compensation through payroll deductions and provides matching contributions. In fiscal year 2007 and 2006, we matched 100% of the first 3% of the participant’s contributed pay plus 50% of the next 3% of the participant’s contributed pay to the Investment Plan, subject to Internal Revenue Service limits. Participant contributions, matching contributions, and the related earnings immediately vest. The Investment Plan also provides an annual non-elective employer contribution feature for eligible salaried and non-union hourly employees based on the employee’s age and eligible pay. In accordance with plan amendments effective January 1, 2007 participants are generally vested in the non-elective employer contributions after three years of service. Prior to January 1, 2007 vesting schedules in the non-elective employer contributions were generally over five years of service. In addition, a discretionary feature of the plan allows the Company to make additional contributions to employees. Effective January 1, 2005, certain former employees of Cargill who were employed with Mosaic on January 1, 2005 became eligible for the Investment Plan, and a portion of the Cargill Partnership Plan assets were transferred to the Investment Plan. Prior to January 1, 2005, Mosaic employees who were formerly Cargill salaried and non-union hourly employees received a matching contribution of 50% of the first 6% of the participant’s contributed pay with graded vesting over five years.

Effective April 1, 2005, the IMC Global Represented Retirement Savings Plan was renamed the Mosaic Union Savings Plan (“Savings Plan”). The Savings Plan was established pursuant to collective bargaining agreements with certain unions. Mosaic makes contributions to the defined contribution retirement plan based on the collective bargaining agreements. The Savings Plan is the primary retirement vehicle for newly hired employees covered by certain collective bargaining agreements. Effective April 1, 2005 certain former collectively bargained employees of Cargill who were employed with Mosaic on April 1, 2005 became eligible for the Savings Plan and a portion of the Cargill Investment Plan assets were transferred to the Savings Plan.

The expense attributable to the Investment Plan and Savings Plan was $17.9 million, $14.5 million and $9.3 million in fiscal years 2007, 2006 and 2005, respectively.

Canadian salaried and non-union hourly employees participate in an employer funded plan with employer contributions similar to the U.S. plan. The plan provides a profit sharing component which is paid each year. We also sponsor one mandatory union plan in Canada. Benefits in these plans vest after two years of consecutive service.

21. STOCKHOLDERS’ EQUITY

On July 1, 2006, the outstanding 2,750,000 7.50% Mandatory Convertible Preferred Shares automatically converted to 17,721,000 shares of our common stock. On July 1, 2006, the outstanding 5,458,955 shares of Class B Common Stock held by Cargill automatically converted to 35,177,450 shares of our common stock.

22. SHARE-BASED PAYMENTS

Effective June 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”) using the modified prospective transition method. SFAS 123R requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award with the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. As we have historically expensed all equity awards based on the fair value method, SFAS 123R did not have a significant effect on our measurement or recognition methods for share based payments.

Effective June 1, 2006, we adopted the guidance in Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides interpretive guidance on provisions within SFAS 123R. As SAB 107 is interpretative guidance, it did not have an impact on the Consolidated Financial Statements.

Also, in accordance with SFAS 123R, we changed our method of recording forfeitures of share-based awards from actual forfeitures to estimated forfeitures. The cumulative effect of the adoption of SFAS 123R related to estimating forfeitures of outstanding awards was not material to the Consolidated Financial Statements.

We sponsor one share-based compensation plan. The Mosaic Company 2004 Omnibus Stock and Incentive Plan (the “Omnibus Plan”), which was approved by shareholders and became effective October 20, 2004 and amended on October 4, 2006, permits the grant of shares and share options to employees for up to 25 million shares of common stock. The Omnibus Plan provides for grants of stock options, restricted stock, restricted stock units, and a variety of other share-based and non-share-based awards. Our employees, officers, directors, consultants, agents, advisors, and independent contractors, as well as other designated individuals, are eligible to participate in the Omnibus Plan. Mosaic settles stock option exercises and restricted stock units with newly issued common shares. The Compensation Committee of the Board of Directors administers the Omnibus Plan subject to its provisions and applicable law.

On July 6, 2006, we amended our non-qualified stock option participant agreement to include a retirement provision. This provision allows an individual to retire at age 60 or older and maintain their rights to their stock options. This only affects option grants made after July 6, 2006 and does not amend prior grants.

On July 6, 2006, we amended our restricted stock unit participant agreement to change the retirement age from age 65 to age 60. This only affects restricted stock unit grants made after July 6, 2006 and does not amend prior grants. Restricted stock units are issued to various employees, officers and directors at a price equal to the market price of our stock at the date of grant. The fair value of restricted stock units is equal to the market price of our stock at the date of grant. Restricted stock units generally cliff vest after three or four years of continuous service. Restricted stock units granted prior to June 1, 2006 were expensed by us on a straight-line basis over the vesting period, based on the estimated fair value of the award, and the related share-based compensation recognized in the Consolidated Statement of Operations was net of actual forfeitures. Restricted stock units granted after

June 1, 2006, were expensed by us on a straight-line basis over the required service period, based on the estimated fair value of the award, and the related share-based compensation recognized in the Consolidated Statement of Operations was net of estimated forfeitures.

Stock options are granted with an exercise price equal to the market price of our stock at the date of grant and have a ten-year contractual term. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option valuation model. Stock options granted to date vest either after three years of continuous service (cliff vesting) or in equal annual installments in the first three years following the date of grant (graded vesting). Stock options granted prior to June 1, 2006, were expensed by us on a straight-line basis over the vesting period, based on the estimated fair value of the award on the date of grant. The share-based compensation recognized in the Consolidated Statement of Operations for options granted prior to June 1, 2006 was net of actual forfeitures. Options granted after June 1, 2006, were expensed by us on a straight-line basis over the required service period, based on the estimated fair value of the award on the date of grant. The share-based compensation recognized in the Consolidated Statement of Operations for options granted after June 1, 2006 was net of estimated forfeitures.

Assumptions used to calculate the fair value of stock options in each period are noted in the following table. Expected volatilities were based on the combination of our and IMC’s historic six-year volatility of common stock. The expected term of the options is calculated using the simplified method described in SAB 107 under which the Company can take the midpoint of the vesting date and the full contractual term. The risk-free interest rate is based on the U.S. Treasury rate at the time of the grant for instruments of comparable life. We do not currently anticipate payment of dividends. A summary of the assumptions used to estimate the fair value of stock option awards is as follows:

	Year ended May 31
	2007	2006	2005
Weighted average assumptions used in option valuations:
Expected volatility	40.8%	45.2%	46.0%
Expected dividends	-	-	-
Expected term (in years)	6.0	6.0	6.0
Risk-free interest rate	4.82%	4.16%	3.56%

During fiscal 2007, we accelerated the vesting of stock options relating to 800,211 shares and restricted stock units relating to 285,357 shares held by former executives of the Company, effective upon their retirement or termination. Additional cumulative non-cash compensation expense of $6.8 million was recorded under SFAS 123R in fiscal 2007.

We recorded share-based compensation expense, net of forfeitures, of $23.4 million, $8.7 million and $1.8 million for fiscal 2007, 2006 and 2005, respectively. The tax benefit related to share-based compensation expense was $8.5 million and $0.6 million for fiscal 2007 and 2005, respectively. There was no tax benefit related to share-based compensation in fiscal 2006.

A summary of our stock option activity during the year-ended May 31, 2007 is as follows:

	Shares (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of June 1, 2006	8.0	$17.76	5.4	$9.1
Granted	1.8	15.70
Exercised	(3.4)	15.11
Canceled	(0.5)	28.97

Outstanding as of May 31, 2007	5.9	$17.61	6.6	$104.5

Exercisable as of May 31, 2007	3.2	$19.01	4.8	$51.6

The weighted-average grant date fair value of options granted during fiscal years 2007, 2006 and 2005 was $7.43, $8.50 and $7.34, respectively. The total intrinsic value of options exercised during fiscal years 2007, 2006 and 2005 was $23.0 million, $11.9 million and $10.7 million, respectively.

A summary of the status of our restricted stock units as of May 31, 2007, and changes during fiscal 2007, is presented below:

	Shares (in millions)	Weighted Average Grant Date Fair Value Per Share
Restricted stock units as of June 1, 2006	0.6	$16.30
Granted	0.6	$15.86
Issued and canceled	(0.3)	$16.19

Restricted stock units as of May 31, 2007	0.9	$16.06

As of May 31, 2007, there was $18.6 million of total unrecognized compensation cost related to options and restricted stock units granted under the Omnibus Plan. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.8 years. The total fair value of shares vested in fiscal 2007 and 2006 was $11.1 million and $0.1 million, respectively. There were no shares vested in fiscal 2005.

Cash received from options exercised under all share-based payment arrangements for fiscal 2007, 2006 and 2005 was $48.0 million, $28.9 million and $26.4 million, respectively. In fiscal 2007, we received a cash tax benefit for tax deductions from options of $0.8 million relating to alternative minimum tax. Based on our tax loss carryforward position, we did not receive a cash tax benefit for tax deductions from options which were exercised in fiscal 2006 and 2005.

23. COMMITMENTS

We lease certain plants, warehouses, terminals, office facilities, railcars and various types of equipment under operating leases, some of which include escalation clauses, with lease terms ranging from one to ten years. In addition to minimum lease payments, some of our office facility leases require payment of our proportionate share of real estate taxes and building operating expenses.

We have long-term agreements for the purchase of sulfur which is used in the production of phosphoric acid. We also have long-term agreements for the purchase of ammonia which is used with phosphoric acid to produce

DAP and MAP in our Phosphates business. We have a long-term agreement for the purchase of natural gas, which is a significant raw material used in the solution mining process in our Potash segment. The commitments included in the table below are based on market prices as of May 31, 2007.

A schedule of future minimum long-term purchase commitments, based on May 31, 2007 market prices, and minimum lease payments under non-cancelable operating leases as of May 31, 2007 follows:

(in millions)	Purchase Commitments	Operating Leases
2008	$487.9	$30.5
2009	93.0	21.1
2010	61.0	15.5
2011	37.5	10.9
2012	18.7	7.1
Subsequent years	16.7	7.6

	$714.8	$92.7

Rental expense for fiscal years 2007, 2006 and 2005 amounted to $62.3 million, $67.3 million and $37.4 million, respectively. Purchases made under long-term commitments were $788.0 million, $947.9 million and $716.8 million for the fiscal years 2007, 2006, and 2005, respectively.

Most of our export sales of phosphate and potash crop nutrients are marketed through two North American export associations, PhosChem and Canpotex, which fund their operations in part through third-party financing facilities. As a member, Mosaic or our subsidiaries are contractually obligated to reimburse the export associations for their pro rata share of any operating expenses or other liabilities incurred. The reimbursements are made through reductions to members’ cash receipts from the export associations.

Under a long-term contract with a third party customer, we mine and refine the customer’s potash reserves at the Esterhazy mine for a fee plus a pro rata share of production costs. The contract provides that the customer may elect that we produce an annual maximum of approximately 0.9 million tonnes and a minimum of approximately 0.45 million tonnes per year for the customer (before any adjustment to reflect the customer’s proportionate share of our increased annual productive capacity resulting from the recent expansion of our Esterhazy mine). The contract provides for a term through December 31, 2011, but only to the extent the customer has not received all of its available reserves under the contract. The contract also permits certain renewal terms at the option of the customer in the event the customer has not received all of the reserves prescribed under such agreement. For the fiscal years 2007, 2006 and 2005, sales under this contract were $66.5 million, $48.6 million and $23.4 million, respectively.

Under a long-term contract that extends through 2011 with a third party customer, we supply approximately 0.2 million tonnes of potash annually. In addition, we are also under a long-term contract that extends through 2013 with a customer where we have agreed to supply approximately 0.2 million tonnes of salt on an annual basis. As of the date of the Combination, these contracts reflected below market prices and we recorded a $123.7 million fair market value adjustment that will be amortized into sales over the life of the contracts. For the fiscal years 2007, 2006 and 2005, the amortization of the fair market value adjustment increased net sales by $16.2 million, $16.6 million and $11.3 million, respectively.

We incur liabilities for reclamation activities and phosphogypsum stack system closure in our Florida and Louisiana operations where, in order to obtain necessary permits, we must either pass a test of financial strength or provide credit support, typically in the form of surety bonds or letters of credit. The surety bonds generally expire within one year or less but a substantial portion of these instruments provide financial assurance for continuing obligations and, therefore, in most cases, must be renewed on an annual basis. As of May 31, 2007, we had $132.1 million in surety bonds outstanding for mining reclamation obligations in Florida and other matters. In connection with the outstanding surety bonds, we have posted $30.6 million of collateral in the form of letters of credit. In addition, we have letters of credit directly supporting mining reclamation activity of $3.9 million. The surety bonds generally require us to obtain a discharge of the bonds or to post additional collateral (typically in the form of cash or letters of credit) at the request of the issuer of the bonds.

24. EARLY TERMINATION OF PHOSPHATE ROCK SALES AGREEMENT AND RELATED MATTERS

On December 1, 2005, we closed a previously announced transaction with U.S. Agri-Chemicals Corporation (“USAC”) and its parent company, Sinochem Corporation, comprising a global resolution of various commercial matters and disputes existing among the parties (“USAC Transactions”).

Pursuant to the USAC Transactions, we paid $84.0 million in connection with the early termination of a phosphate rock sales agreement between USAC and Mosaic Fertilizer, LLC and $10 million to settle an existing lawsuit relating to certain pricing disputes under the agreement. A liability for the total payment of $94.0 million was assumed in the purchase accounting of the Combination. Payment was made to USAC upon the closing of the USAC Transactions in December 2005.

In addition, in December 2005, we acquired various equipment and spare parts from USAC, valued at $31.6 million by an outside appraisal firm, in exchange for the issuance of 2,429,765 shares of our common stock. In March 2006, pursuant to the USAC Transactions, we purchased real property owned by USAC containing approximately three million short tons of unmined phosphate reserves in central Florida, which was valued at approximately $6.5 million by an outside appraisal firm, in exchange for the issuance of 455,581 shares of our common stock. After August 1, 2007, in general and subject to specified conditions, USAC is entitled to make one demand to us to use commercially reasonable efforts to register such shares for resale under the Securities Act of 1933 and to include its shares in certain other registrations by us.

25. CONTINGENCIES

We are subject to ordinary and routine legal proceedings that are either categorized as environmental contingencies or other contingencies. We are also engaged in judicial and administrative proceedings with respect to various tax matters, which typically relate to matters other than income taxes. Based on current information, we believe that the ultimate outcome of these matters will not have a material effect on our business or financial condition.

Environmental Matters

We have contingent environmental liabilities that arise principally from three sources: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites. At facilities currently or formerly owned by our subsidiaries or their predecessors, the historical use and handling of regulated chemical substances, crop and animal nutrients and additives and by-product or process tailings have resulted in soil, surface water and/or groundwater contamination. Spills or other releases of regulated substances have occurred previously at these facilities, and potentially could occur in the future, possibly requiring us to undertake or fund cleanup. In some instances, we have agreed, pursuant to consent orders or agreements with appropriate governmental agencies, to undertake certain investigations which currently are in progress to determine whether remedial action may be required to address contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into consideration established accruals of approximately $16.7 million and $19.9 million at May 31, 2007 and 2006, respectively, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites.

Hutchinson, Kansas Sinkhole. In January 2005, a 210-foot diameter sinkhole developed at a former IMC salt solution mining and steam extraction facility in Hutchinson, Kansas. Under Kansas Department of Health and Environment (“KDHE”) oversight, we completed measures to fill and stabilize the sinkhole to prevent further expansion. In July 2006, KDHE requested further information regarding future monitoring of the sinkhole and steps taken to ensure the long term stability of the sinkhole and an adjacent railroad track. KDHE also requested that we investigate the potential for subsidence or collapse at approximately 20 to 30 former salt solution mining wells at the property (Former Wells), some of which are in the vicinity of nearby residential properties and roadways. We submitted a report to KDHE providing the requested information regarding future sinkhole monitoring and stability as well as a proposal to conduct a microgravity investigation at the Former Wells to assist in the evaluation of their potential for subsidence or collapse. In March 2007, we met with KDHE to review the report and microgravity proposal. Based on KDHE’s concurrence with the microgravity proposal, we initiated a trial microgravity investigation at one of the Former Wells in June 2007 and are awaiting results. In addition, we received claims in the amount of approximately $0.6 million from BNSF Railway Company (“BNSF”) for actions it deemed necessary to protect its railroad tracks near the sinkhole. We finalized a settlement totaling $0.5 million regarding BNSF’s claims in April 2007. We do not expect that the costs related to these matters will have a material impact on our business or financial condition in excess of amounts accrued. It is possible that we may receive further claims from governmental agencies or other third parties relating to the sinkhole or other former salt solution mining wells at the property that could exceed established accruals.

New Wales Phosphogypsum Stack Anomaly. A subsurface loss of process water from the Phase 1 limited phosphogypsum stack at our New Wales facility located in Polk County, Florida was discovered in February 2004. Upon discovery, we promptly notified representatives of the Florida Department of Environmental Protection (“FDEP”) and other regulatory agencies and began a geotechnical assessment. The results of our assessment determined that a geologic anomaly had developed underlying the stack causing a collapse which breached its liner and allowed the subsurface release of phosphogypsum and process water. We embarked on a program to remediate the anomaly through a grouting process. In October 2004, our third party geotechnical consultant reported that the anomaly had been successfully repaired, and a final report has been submitted to the FDEP, which is reviewing the report. We do not expect future expenditures relating to this matter, if any, to be material.

EPA RCRA Initiative. The U.S. Environmental Protection Agency (“EPA”) Office of Enforcement and Compliance Assurance has announced that it has targeted facilities in mineral processing industries, including phosphoric acid producers, for a thorough review under the U.S. Resource Conservation and Recovery Act (“RCRA”) and related state laws. Mining and processing of phosphates generate residual materials that must be managed both during the operation of a facility and upon a facility’s closure. Certain solid wastes generated by our phosphate operations may be subject to regulation under RCRA and related state laws. The EPA rules exempt “extraction” and “beneficiation” wastes, as well as 20 specified “mineral processing” wastes, from the hazardous waste management requirements of RCRA. Accordingly, certain of the residual materials which our phosphate operations generate, as well as process wastewater from phosphoric acid production, are exempt from RCRA regulation. However, the generation and management of other solid wastes from phosphate operations may be subject to hazardous waste regulation if the waste is deemed to exhibit a “hazardous waste characteristic.” The EPA’s announcement indicates that by 2007, the EPA intends to inspect each facility in the phosphoric acid production sector to ensure full compliance with applicable RCRA regulations and to address any “imminent and substantial endangerment” found by the EPA under RCRA. We have provided the EPA with substantial amounts of information regarding the process water recycling practices and the hazardous waste handling practices at our phosphate production facilities in Florida and Louisiana, and the EPA has inspected all of our currently operating processing facilities in the U.S. In addition to the EPA’s inspections, our Bartow and Green Bay facilities entered into consent orders in December 2005 to perform analyses of existing environmental data, to perform further environmental sampling as may be necessary, and to assess whether the facilities pose a risk of harm to human health or the surrounding environment. Our Uncle Sam and Faustina facilities in Louisiana entered similar consent orders in May 2007. We may enter similar orders for some or the remainder of our phosphate production facilities in Florida.

We have received Notices of Violation (“NOVs”) from the EPA related to the handling of hazardous waste at our Riverview (September 2005), New Wales (October 2005), Mulberry (June 2006) and Bartow (September 2006) facilities in Florida. The EPA has issued similar NOVs to our competitors and has referred the NOVs to the U.S. Department of Justice (“DOJ”) for further enforcement. We currently are engaged in discussions with the DOJ and EPA. We believe we have substantial defenses to most of the allegations in the NOVs, including but not limited to, previous EPA regulatory interpretations and inspection reports finding that the process water handling practices in question comply with the requirements of the exemption for extraction and beneficiation wastes. We have met several times with the DOJ and EPA to discuss potential resolutions to this matter. In addition to seeking various changes to our operations, the DOJ and EPA expressed a desire to obtain financial assurances for the closure of phosphogypsum management systems which may be significantly more stringent than current requirements in Florida or Louisiana. We intend to evaluate various alternatives and continue discussions to determine if a negotiated resolution can be reached. If a resolution cannot be reached, we intend to vigorously defend these matters in any enforcement actions that may be pursued. Should we fail in our defense in any enforcement actions, we could incur substantial capital and operating expenses to modify our facilities and operating practices relating to the handling of process water, and we could also be required to pay significant civil penalties.

We have established accruals to address the cost of implementing the related consent orders at our Bartow and Green Bay facilities and the fees that will be incurred defending against the NOVs discussed above. We cannot at this stage of the discussions predict whether the costs incurred as a result of the EPA’s RCRA initiative, the consent orders, or the NOVs will have any material effect on our business or financial condition.

Clean Air Act New Source Review. In January 2006 and March 2007, EPA Region 6 submitted administrative subpoenas to us under Section 114 of the Clean Air Act (114 Requests) regarding compliance of our Uncle Sam “A” Train and “D” Train Sulfuric Acid Plants with “New Source Review” requirements of the Clean Air Act. The 114 Requests appear to be part of a broader EPA national enforcement initiative focused on investigating sulfuric acid plants through 114 Requests generally, followed by proceedings that seek reduction in sulfur dioxide emissions from these plants. To date, we have responded to parts of the 114 Requests. In June and December 2006 and April 2007, we met with EPA representatives to explore a negotiated resolution of this matter. We plan to meet with EPA representatives in July 2007 to discuss further options for a potential resolution. We have established accruals to address penalties that might be sought by the EPA as well as defense costs and expenses. Although the resolution of this matter also may require capital improvements at significant cost, at the early stage of these proceedings, we cannot determine what modifications will be necessary and whether the outcome of this matter will have a material effect on our business or financial condition.

2004 Florida Hurricanes. During the 2004 hurricane season, three hurricanes impacted our central Florida processing facilities and mining operations, resulting in releases of phosphoric acid process wastewater at our Riverview facility. In July 2005, we entered into a consent order with the FDEP to pay a civil fine of $0.3 million as a result of a sudden release at Riverview of approximately 65 million gallons of partially treated phosphoric acid process water during Hurricane Frances. The consent order also requires us to meet certain negotiated process water inventory reduction goals. We are currently in compliance with the commitments under the consent order and anticipate that we will continue to be so in the future. Portions of the Riverview release, which was caused primarily as a result of extraordinary rainfall and hurricane force winds, ultimately flowed into Hillsborough Bay. Apart from the consent order, governmental agencies are asserting claims for natural resources damages in connection with the release. Negotiations with government agencies acting as natural resource trustees are ongoing. We intend to assert appropriate defenses to the claims and do not currently expect that the claims will have a material effect on our business or financial condition.

In September 2004, prior to the completion of the Combination, a Class Action Complaint and Demand for Jury Trial (“Complaint”) was filed against Cargill in the Circuit Court of the Thirteenth Judicial Circuit for

Hillsborough County, Florida. The Complaint, which arises out of the sudden release of phosphoric acid process water from our Riverview facility described above, contains four counts, including statutory strict liability, common law strict liability, common law public nuisance and negligence. We have assumed the defense of this lawsuit because it is related to the fertilizer businesses contributed to Mosaic as part of the Combination. The strict liability counts relate to the discharge of pollutants or hazardous substances. Plaintiffs seek class certification and an award of damages, attorneys’ fees and costs on behalf of a class of unknown size comprising “all fishermen and those persons engaged in the commercial catch and sale of fish, bait, and related products in the Tampa Bay area who lost income and suffered damages because of the pollution, contamination and discharge of hazardous substances by the defendant.” Our motion to dismiss the statutory strict liability counts was granted in November 2005; our other motions to dismiss the action were denied. The plaintiffs amended their Complaint, and we filed an additional motion to dismiss which was heard by the Circuit Court in August 2006. The Circuit Court granted our second motion to dismiss the case with prejudice on January 9, 2007. Plaintiffs have appealed the dismissal and briefing on appeal has commenced. We believe that we have substantial defenses to the claims asserted and intend to vigorously defend against the action. We cannot anticipate the outcome or assess the potential financial impact of this matter at this time.

Florida Water Balances. Unusually large quantities of rain and robust hurricane activity in 2003 and 2004, including three significant hurricanes passing through Polk County, Florida in 2004 caused large amounts of water to gather in process water storage and treatment areas in our central Florida phosphoric acid production facilities. As a result of the high water balances at phosphate facilities in Florida resulting from the rainfall events and hurricanes, the FDEP adopted a new rule in July 2006 requiring phosphate production facilities to meet more stringent process water management objectives within their phosphogypsum management systems. Compliance could require us to take additional measures to manage process water, and such measures could potentially have a material effect on our business and financial condition, but we do not expect it to do so. The rule allows us three to five years to comply, and we believe that we will be able to do so within that timeframe. Additionally, future events of excessive rainfall or hurricanes could affect our ability to comply with the new rule within the relevant timeframe.

Financial Assurances for Phosphogypsum Management Systems in Florida and Louisiana. In February 2005, the Florida Environmental Regulation Commission approved certain modifications to the financial assurance rules for the closure and long-term care of phosphogypsum management systems located in Florida that impose financial assurance requirements that are more stringent than prior rules, including the requirement that the closure cost estimates include the cost of treating process water to Florida water quality standards. In light of the burden associated with meeting the new requirements, in April 2005 we entered into a Consent Agreement with the FDEP that allows us to comply with alternate financial tests until May 31, 2009, at which time we will be required to comply with the new rules. There can be no assurance that we will be able to comply with the revised rules during or upon the expiration of the Consent Agreement.

The State of Louisiana also requires that we provide financial assurance for the closure and long-term care of phosphogypsum management systems located in Louisiana. Because of a change in our corporate structure resulting from the Combination, we currently do not meet the financial responsibility tests under Louisiana’s applicable regulations. After consulting with the Louisiana Department of Environmental Quality (“LDEQ”), we filed a Request for Exemption proposing an alternate financial responsibility test that included revised tangible net worth and U.S. asset requirements. LDEQ initially denied our Request for Exemption in May 2006. We continue to pursue discussions with LDEQ with respect to our exemption request. If LDEQ does not grant the exemption, we will be required to (i) seek an alternate financial assurance test acceptable to LDEQ, (ii) provide credit support, such as surety bonds or letters of credit, which may not be available to us, or (iii) enter into a compliance order with the agency.

Cubatao Valley, Brazil. The Cubatao Public Prosecution Office in Brazil, jointly with OIKOS—UNIÃO DOS DEFENSORES DA TERRA (Defenders of the Earth Union), filed a lawsuit in the 2nd Civil Court of Cubatao on January 15, 1986 against several companies, including a facility operated by our fertilizer businesses in the Cubatao Valley in Brazil. The plaintiffs seek recovery of damages for the companies’ alleged continuous discharge of pollutants into the atmosphere, which they assert would have caused, among other damage, degradation and the perishing of a considerable part of the vegetation cover in the slopes of the Serra do Mar mountain range. Review of this matter by a court-appointed expert panel is pending. In June 2007, the court issued specific directions regarding the expert panel's review, and we expect its findings should be issued by June of 2008. We cannot anticipate the outcome or assess the potential financial impact of this matter at this time.

Fospar Matters. The State of Paraná Public Prosecution Service has prepared penal charges against Fospar, S.A. (Fospar) (in which our subsidiary, Mosaic Fertilizantes do Brasil, S.A., owns an approximate 62% equity interest) and former directors and employees of Fospar on April 10, 2003, alleging that they caused pollution by allowing rainwater to discharge solid residues of phosphoric rock from an outdoor storage area through a rainwater drainpipe into a mangrove area, thus causing contamination to an environmentally protected area. The alleged acts occurred in January 1999 prior to the acquisition of our ownership interest in Fospar. Although it has been named in the charges, Fospar has not received a citation to date and is therefore not yet an official party to the proceeding. We continue to monitor the matter, and cannot anticipate the outcome or assess the potential financial impact of this matter at this time.

The Paraná Public Prosecution Service brought actions in August 1999 and October 1999 in the 1st Federal Court of Paranagua against Fospar and another party seeking to (i) suspend activities that might eliminate mangrove swamp areas near a proposed maritime terminal and bulk pier, (ii) redress environmental damage, (iii) enjoin dredging and certain other activities that could cause an adverse environmental impact on the estuary, and (iv) void environmental licenses and authorizations for the proposed maritime terminal and bulk pier. A federal judge subsequently ordered an expert environmental investigation relating to both cases. Although the results of the investigation were favorable to Fospar, in July 2004, the federal court issued a consolidated ruling unfavorable to the defendants, finding that the request for canceling the licenses and authorizations was partially valid. Fospar and the other defendant were ordered to jointly pay nominal amounts plus monetary correction of Brazilian currency and 6% interest from the date of the alleged violation. Additionally, Fospar was ordered to pay 2% of its annual revenues for the five year period of 2000-2004. Fospar has appealed the monetary aspects of the ruling and the Paraná Public Prosecution Service has filed an appeal requesting dismantling of the maritime terminal and bulk pier and cancellation of licenses and authorizations. Fospar estimates that its liability for these costs, which is pending the appeal, could range from zero to $2.7 million. As of May 31, 2007, no liability has been recorded in connection with this action as management does not consider it probable.

Other Environmental Matters. Superfund and equivalent state statutes impose liability without regard to fault or to the legality of a party’s conduct on certain categories of persons who are considered to have contributed to the release of “hazardous substances” into the environment. Under Superfund, or its various state analogues, one party may, under certain circumstances, be required to bear more than its proportionate share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Currently, certain of our subsidiaries are involved or concluding involvement at several Superfund or equivalent state sites. Our remedial liability from these sites, either alone or in the aggregate, currently is not expected to have a material effect on our business or financial condition. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

Through its 1997 merger with Freeport-McMoRan Inc. (“FTX”), our subsidiary, Mosaic Global Holdings, assumed responsibility for environmental impacts at several oil and gas facilities that had been operated by FTX, Phosphate Resource Partners Limited Partnership (“PLP”) (which was merged into Phosphate Acquisition Partners L.P. (“PAP”), a wholly-owned subsidiary of Mosaic Global Holdings, shortly before the Combination) or their predecessors. In addition, in connection with the acquisition of the sulfur transportation and terminaling assets of Freeport-McMoRan Sulphur LLC (“FMS”) in 2002, Mosaic Global Holdings and PAP reached an agreement with FMS and McMoRan Exploration Co. (“MOXY”) whereby FMS and MOXY would assume responsibility for and indemnify Mosaic Global Holdings and PAP against these oil and gas responsibilities except for a limited number of specified potential claims for which Mosaic Global Holdings or PAP retained responsibility. Our remaining responsibility is not expected to have a material effect on our business or financial condition. We have not established an accrual as of May 31, 2007.

We believe that, pursuant to several indemnification agreements, our subsidiaries are entitled to at least partial, and in many instances complete, indemnification for the costs that may be expended by us or our subsidiaries to remedy environmental issues at certain facilities. These agreements address issues that resulted from activities occurring prior to our acquisition of facilities or businesses from parties including, but not limited to, ARCO (BP); Beatrice Fund for Environmental Liabilities; Conoco; Conserv; Estech, Inc.; Kaiser Aluminum & Chemical Corporation; Kerr-McGee Inc.; PPG Industries, Inc.; Williams and certain other private parties. Our subsidiaries have already received and anticipate receiving amounts pursuant to the indemnification agreements for certain of their expenses incurred to date as well as future anticipated expenditures. Potential indemnification is not considered in our established accruals.

Phosphate Mine Permitting in Florida

The Ona Extension of our Florida Mines. In February 2004, the FDEP issued a Revised Notice of Intent to issue an environmental resource permit for the Ona extension of our phosphate mines in central Florida. Certain counties and other petitioners challenged the issuance of the permit alleging primarily that phosphate mining in the Peace River Basin would have an adverse impact on the quality and quantity of the downstream water supply and on the quality of the water in Florida’s Charlotte Harbor. The matter went to hearing before an Administrative Law Judge (“ALJ”) in 2004 and to a remand hearing in October 2005. The ALJ issued a Recommended Order in May 2005 and a Recommended Order on Remand in June 2006. The ALJ recommended that the FDEP issue the permit to us with certain conditions which we viewed as acceptable. In the initial order, the ALJ found that phosphate mining has little, if any, impact on downstream water supplies or on Charlotte Harbor. The Deputy Secretary of the FDEP issued a Final Order on July 31, 2006 adopting the ALJ’s orders with minor modifications and directed FDEP to issue the permit. The petitioners appealed the Final Order. On March 14, 2007, one of the petitioners, the Peace River Manasota Regional Water Supply Authority, filed a motion with the appellate court requesting that the court relinquish jurisdiction to the FDEP to consider “newly discovered evidence” that was part of a report issued by the FDEP regarding past impacts of development, including mining, within the Peace River basin. The other petitioners joined in the motion. The court granted the motion and relinquished jurisdiction to the FDEP on May 2, 2007. On May 11, 2007, the Sierra Club filed a motion to intervene as a petitioner or to otherwise participate in the relinquishment proceedings. On June 15, 2007, the Secretary of the FDEP issued an order denying the motion by the petitioners to reopen the matter based on newly discovered evidence, concluding that the “new evidence” was not material to the impacts of the Ona mine and would not have changed the result in the initial hearings. The Secretary further denied the Sierra Club’s motion to intervene. We anticipate that the permit will be upheld on appeal and that the appeal process will not adversely affect our future mining plans for the Ona extension.

The Altman Extension of the Four Corners Mine. Prior to the Combination, IMC applied for an environmental resource permit for the Altman Extension of our Four Corners mine in central Florida. The permit application was challenged administratively by certain counties and other plaintiffs, and the FDEP ultimately denied the permit due to certain perceived deficiencies in the application. We made corrections in response to the findings of the FDEP in the course of the administrative challenge, and we renewed the permit application in 2005. The FDEP issued a Notice of Intent in November 2005 stating that it intended to issue the permit. One prior petitioner, Charlotte County, initiated an administrative challenge. In February 2006, the Charlotte County Board of County Commissioners reviewed a proposed settlement of the challenge, and voted to settle the matter if we agreed to certain additional permit conditions. An agreement was reached in May 2006 and the permit was issued as proposed in June 2006. We anticipate receiving a federal wetlands permit from the Army Corps of Engineers. The Manatee County staff drafted a report recommending that the Planning Commission and the Manatee Board of County Commissioners deny the authorizations necessary to mine the Altman Extension. We have been in discussions with the Manatee County staff to address their concerns.

As a large mining company, denial of the permits sought at any of our mines, issuance of the permits with cost-prohibitive conditions, or substantial additional delays in issuing the permits may create challenges for us to mine the phosphate rock required to operate our Florida and Louisiana phosphate plants at desired levels in the future.

IMC Salt and Ogden Litigation

In August 2001, a lawsuit styled Madison Dearborn Partners, LLC v. IMC Global Inc. (now known as Mosaic Global Holdings) was commenced by Madison Dearborn Partners, LLC (“MDP”) in the Circuit Court of Cook County, Illinois alleging that Mosaic Global Holdings breached a non-binding letter of intent for the sale of the Salt and Ogden businesses to MDP. Mosaic Global Holdings sold the Salt and Ogden businesses to a party other than MDP in November 2001. MDP’s original complaint sought in the alternative specific performance or damages in excess of $0.1 million. In its first amended complaint filed in September 2001, MDP added IMC Salt Inc. (“Salt”) and more than a dozen former Salt and Ogden subsidiaries of Mosaic Global Holdings as “Interested Parties” that MDP alleged would have been purchased but for Mosaic Global Holdings’ alleged breach of contract. In January 2002, the Cook County Circuit Court dismissed Salt and the former subsidiaries from the action, but allowed discovery to proceed on the issues alleged in the first amended complaint. In October 2004, the court granted Mosaic Global Holdings’ motion for partial summary judgment, ordering that the remedy available to plaintiff, should it prevail on its theory of liability, would be limited to the costs plaintiff expended for the negotiation process, and not plaintiff’s claim to the difference between the purchase price MDP offered for the business and the price for which Mosaic Global Holdings ultimately sold the Salt and Ogden businesses plus lost profits of those businesses. In October 2004, the court denied MDP’s motion for an interlocutory appeal of the order for partial summary judgment. In April 2005, approximately two weeks before the trial on this lawsuit was scheduled to begin, MDP filed a motion to amend its complaint to add a new claim for fraud. The court granted MDP’s motion, and MDP subsequently filed its second amended complaint. In its latest amended complaint, in addition to its preexisting breach of contract and promissory estoppel claims, MDP alleged that Mosaic Global Holdings fraudulently misrepresented its intent to enter a transaction with MDP under the terms outlined in the non-binding letter of intent, and that MDP suffered damages in relying on the allegedly fraudulent statements. Under its fraud claim, MDP sought reliance damages and punitive damages. In December 2005, the court granted Mosaic Global Holdings’ motion for partial summary judgment limiting damages under the fraud claim to out-of-pocket expenses that were incurred during a 36-day “exclusivity” period that expired on March 21, 2001. A bench trial was held from March 20, 2006 through April 12, 2006. At the conclusion of the trial, the judge granted Mosaic Global Holdings’ motion for a directed verdict on the fraud claim. On April 11, 2007, the judge ruled in our favor on the promissory estoppel claim and in favor of MDP on the breach of contract claim, awarding MDP approximately $1.9 million in damages. We have appealed the liability finding on the breach of contract claim and MDP has appealed the partial summary judgment described above. The matter will likely be heard by the Illinois Court of Appeals in 2008.

Cooper’s Cattle Dip Litigation

In July 2005, Mosaic Global Operations Inc. was named as defendant in a lawsuit styled Del Dean and Paul Ronald Dale David v. Velsicol Chemical Corporation, et. al in the 15th Judicial Court, Parish of Vermillion, State of Louisiana. In this lawsuit, certain landowners acting as plaintiffs claim that their property was contaminated through the use of a product called “Cooper’s Cattle Dip” which was allegedly manufactured by an entity known as Coopers Animal Health Inc. (“Coopers”) and used since the early 1900’s in cattle dipping vats to eradicate ticks. Plaintiffs and other co-defendants allege that Mosaic or one of our subsidiaries is the corporate successor to Coopers and that Coopers was the manufacturer of the product in question. We have filed a motion for summary judgment. Discovery related to other issues in the case is ongoing. We recently entered into an agreement in principle with the plaintiffs to settle the case for $0.1 million. We expect to complete the settlement in the near future.

Mims/Alafia, LLC Litigation

On December 12, 2005, Mims/Alafia, LLC and related entities (“Mims”) sued Mosaic Fertilizer, LLC in the United States District Court for the Middle District of Florida alleging that we had slandered Mims’ title to surface rights at a Florida mine. The case arose out of our ownership of the mineral rights underlying the surface of Mims’ property. Mims alleged that we slandered the title by exercising a right in an easement that required a power company to either relocate a power line across the mining property or pay us the value of the underlying phosphate reserves. The relocation right in the easement was for our benefit. When we exercised the right, the power company opted to pay the value of the reserves in the amount of $1 million in lieu of relocating the power line. Thereafter, we released our rights to the relocation clause in the easement. Mims asserted a right to all or a portion of the value of the reserves underlying the power line. Trial without jury was held in June 2007, and on June 14, the court ruled in favor of Mims and awarded $5.5 million in damages. We will challenge this decision through post-trial motions and through an appeal on both the merits of the case and the measure of damages. We believe the award was several times the actual value of the reserves under the power line and should be reduced post-trial or on appeal. This matter will not have a material effect on our results of operation, liquidity, or financial condition.

Fosfertil Merger Proceedings

In December 2006, Fosfertil and Bunge Fertilizantes S.A. (“Bunge Fertilizantes”) proposed a reorganization pursuant to which Bunge Fertilizantes would become a subsidiary of Fosfertil and subsidiaries of Bunge Limited (Bunge Group) would increase their ownership in Fosfertil. Pursuant to the proposed reorganization, the existing ownership interests in Fosfertil would be diluted to less than 50% of the combined enterprise. In June 2006, Mosaic Fertilizantes do Brazil, S.A. (Mosaic Fertilizantes) filed a lawsuit against Bunge Fertilizantes, Fertilizantes Ouro Verde S.A. (the parent of Bunge Group), Fosfertil and Fertifos Administracão e Participacão S.A. (Fertifos, the parent holding company of Fosfertil) in the Lower Court in Sao Paulo, Brazil, challenging the validity of corporate actions taken by Fosfertil and Fertifos in advance of the proposal for the reorganization. In February 2007, Mosaic Fertilizantes filed a petition with the Brazilian Securities Commission challenging, among other things, the valuation placed by Bunge Fertilizantes on Fosfertil. In December 2006, the Court of Appeals in Sao Paulo, Brazil, granted Mosaic Fertilizantes an injunction that enjoined the general meeting of Fosfertil’s shareholders to vote on the proposed merger from occurring until the merits of Mosaic Fertilizantes’ lawsuit against Bunge Fertilizantes and the other parties were adjudicated. In February 2007, the Court of Appeals upheld its injunction. In February 2007, Bunge Fertilizantes and Fertilizantes Ouro Verde S.A. filed an appeal with the Supreme Justice Court in Brasilia, Brazil of the decision by the Court of Appeals to uphold the injunction. On March 30, 2007, the Lower Court ruled in favor of Bunge Fertilizantes, Fertilizantes Ouro Verde S.A., Fosfertil and Fertifos with respect to the validity of corporate actions taken by Fosfertil and Fertifos, lifting the injunction against the general meeting of Fosfertil’s shareholders. Following the Lower Court’s decision, Mosaic Ferilizantes filed an appeal of the decision of the Lower Court, Fosfertil called another meeting of its shareholders and we obtained an injunction from the Court of Appeals to suspend the shareholders’ meeting until the Court of Appeals’ decision on our appeal. If Mosaic Fertilizantes is not successful in these matters and the merger is consummated on the terms proposed by Fosfertil and Bunge Fertilizantes, Mosaic’s resulting ownership interest in the combined enterprise would be diluted based on the relative valuations ascribed to each entity in any such merger.

Tax Contingencies

Mosaic and our subsidiaries and affiliates are engaged, from time to time, in judicial and administrative proceedings with respect to various tax matters. Our material tax judicial or administrative matters include the following:

Brazilian Tax Matters. More particularly, our Brazilian subsidiary is engaged in a number of judicial and administrative proceedings relating to various tax matters. We estimate that our maximum potential liability with respect to these matters is approximately $42.2 million. We have recorded an accrual of approximately $7.9 million with respect to these proceedings. Based on the current status of similar tax cases involving unrelated taxpayers, we believe we have recorded adequate accruals for the probable liability with respect to these Brazilian judicial and administrative proceedings. In addition, with respect to some of the Brazilian judicial proceedings, we have made deposits with various courts in Brazil to cover our potential liability with respect to these proceedings. The total amount of these judicial deposits stands at approximately $12.4 million, as of

May 31, 2007. In addition, as a result of a change in Brazilian law, we have the ability to utilize certain excess PIS Cofins tax credits (sales and use tax) to satisfy our obligations to make certain tax payments. As of May 31, 2007, the amount of these excess PIS Cofins tax credits stands at approximately $2.5 million. In the event that the Brazilian government were to prevail in connection with all judicial and administrative matters involving us, our maximum cash tax liability with respect to these matters would be approximately $27.3 million.

Florida Sales and Use Tax. In July 2005, a Notice of Intent to Make Audit Changes (“Notice”) was sent to Cargill Fertilizer, Inc. followed up by a letter by the Florida Department of Revenue (“FDOR”) asserting that taxes of $46.6 million, together with penalties and interest through July 1, 2005 totaling $28.7 million (for a total of $75.3 million), were owed to the State of Florida for unpaid sales and use taxes for the period beginning June 1, 1997 through May 31, 2002. In general, we assumed the obligations of Cargill Fertilizer, Inc. in the Combination. The July 2005 Notice relates to a sales and use tax audit which has been pending in Florida for several years. We have continued to work with FDOR and, in June 2007, we received an updated proposed audit assessment totaling $10.7 million from the FDOR. Taking into account established accruals, we do not believe that this matter will have a material effect on our results of operations, liquidity or financial condition.

Freeport-McMoRan Inc. Louisiana Tax Audit. In January 2006, the Louisiana Department of Revenue (Department of Revenue) filed suit against Mosaic Global Holdings in the 19th Judicial District Court, Parish of East Baton Rouge, Louisiana, in connection with its audit of income tax returns for 1996 and 1997 and corporate franchise tax returns for 1997 and 1998 for Freeport-McMoRan Inc., which was merged into Mosaic Global Holdings in December 1997. The complaint seeks payment of $3.2 million in allegedly unpaid taxes, interest on the unpaid taxes ($4.3 million through May 31, 2007), plus unspecified amounts of penalties and attorneys’ fees. Much of the asserted liability is attributable to the reclassification of items of income shown as apportionable income on the returns to Louisiana allocable income. In May 2006, the trial court rejected several procedural exceptions to the suit by Mosaic Global Holdings, including improper venue, and the Louisiana First Circuit Court of Appeal rejected an application by Mosaic Global Holdings’ for interlocutory review of the trial court’s decision denying the exception regarding improper venue. In August 2006, Mosaic Global Holdings filed a motion alleging that the suit was untimely and therefore should be dismissed, with prejudice. We intend to vigorously defend this action. We do not expect that this matter will have a material impact on our business or financial condition.

Other Claims

We also have certain other contingent liabilities with respect to litigation and claims of third parties arising in the ordinary course of business. We do not believe that any of these contingent liabilities will have a material adverse impact on our business or financial condition.

26. RESTRUCTURING AND OTHER CHARGES

On May 2, 2006, we announced plans to indefinitely close three facilities in Florida, including our Fort Green phosphate rock mine, South Pierce’s granular triple superphosphate (“GTSP”) concentrates plant and Green Bay’s DAP and MAP concentrates plant in central Florida (“Phosphates Restructuring”). The three facilities affected by our restructuring actions, which rank among our highest cost phosphate operations, ceased production at the end of May 2006. Minimal operations will continue at the production plants to maintain and close our phosphogypsum stacks.

We recorded $287.6 million of pre-tax restructuring charges for the fiscal year ended May 31, 2006 as a result of the Phosphates Restructuring. These charges were comprised of $16.3 million for employee separation costs covering approximately 625 production, technical, administrative and support employees in our Phosphates segment; $261.8 million for accelerated depreciation of long-lived assets (which includes $99.1 million related to additional AROs as discussed in Note 17), and $9.5 million related primarily to spare parts inventory write-offs and other costs associated with the exit of certain contractual agreements due to the facility closures.

In fiscal 2007, we recorded a pension curtailment gain of approximately $1.6 million, which is further discussed in Note 20, and an additional restructuring charge of $1.2 million for individuals who elected an early out payment. In addition, we recognized restructuring charges of $2.4 million related to fixed assets previously held for sale which we determined would not be sold and a gain of $4.1 million related to revisions in estimated cash flows of AROs. As the related ARO asset does not have an estimated useful life, the amount was credited to restructuring gain. During fiscal 2007, we paid out $18.9 million related to severance, final payments on construction in progress, and other contractual commitments.

The following is the detail of restructuring and other charges and a rollforward of the liability account:

(in millions)	Workforce Reductions	Long-lived Assets	Other Facility Closure Costs	Total
Accrued restructuring and other charges at May 31, 2005	$-	$-	$-	$-
Restructuring and other charges	16.3	261.8	9.5	287.6
Increase in asset retirement obligation	-	(99.1)	-	(99.1)
Accelerated depreciation and other non-cash expenditures	-	(161.7)	(8.7)	(170.4)

Accrued restructuring and other charges at May 31, 2006	$16.3	$1.0	$0.8	$18.1
Restructuring and other charges	(0.4)	(1.7)	-	(2.1)
Accelerated depreciation and other non-cash adjustments	1.6	(2.4)	-	(0.8)
Decrease in asset retirement obligation	-	4.1	-	4.1
Cash expenditures	(17.3)	(0.9)	(0.7)	(18.9)

Accrued restructuring and other charges at May 31, 2007	$0.2	$0.1	$0.1	$0.4

Activities to which these charges relate are substantially complete except certain long-term contractual obligations. The Company anticipates there may be additional restructuring costs in the future related to changes in estimates, including changes in the AROs, which cannot be estimated at this time.

27. RELATED PARTY TRANSACTIONS

Cargill is considered a related party due to its ownership interest in us. At May 31 2007, Cargill and certain of its subsidiaries owned approximately 64.8% of our outstanding common stock. At May 31, 2005, Cargill owned all of our Class B Common stock, which was automatically converted to common stock on July 1, 2006. We have entered into transactions and agreements with Cargill and its non-consolidated subsidiaries (affiliates), from time to time, and we expect to enter into additional transactions and agreements with Cargill and its affiliates in the future. Material agreements and transactions between Cargill and its affiliates and us are described below.

Working Capital Adjustment

In connection with the Combination, the Merger and Contribution Agreement, as amended, required that the Cargill fertilizer businesses have $435.0 million of net operating working capital (calculated in accordance with the provisions of the Merger and Contribution Agreement) upon the Combination. The Merger and Contribution Agreement required that Cargill and its affiliates contribute additional capital to us in the event of a working capital shortfall. Pursuant to the amendment to the Merger and Contribution Agreement that increased the required net operating working capital to be contributed by Cargill from $357.2 million to $435.0 million, Cargill and its affiliates retained $40.0 million of notes receivable from the long-term assets of CCN. The amended Merger and Contribution Agreement provided that the notes receivable retained by Cargill did not reduce the calculation of net operating working capital. Subsequent to the closing of the Combination, contributed net operating working capital was calculated at $425.2 million, and on December 31, 2004, Cargill and its affiliates contributed an additional $9.8 million to us to satisfy the $435.0 million net operating working capital requirement. On April 20, 2005, a subsidiary of ours purchased the $40.0 million of notes receivable from Cargill for $40.3 million, representing the outstanding principal balance plus accrued but unpaid interest, grossed up for withholding tax.

Reimbursement of Pre-Combination Incentive Compensation

In connection with the Combination, certain former Cargill employees who became employees of ours and who held stock options and cash performance options (CPOs) granted by Cargill under its compensation plans prior to the Combination retained such awards. Liabilities associated with these stock options and CPOs were primarily related to the Cargill fertilizer businesses and assumed by us pursuant to the Merger and Contribution Agreement. With respect to our obligations, (i) our maximum aggregate reimbursement obligation to Cargill for costs associated with pre-Combination stock options and CPOs cannot exceed $9.8 million; and (ii) we have no reimbursement obligation for any pre-Combination stock option or CPO award to any former Cargill employees who are executive officers of our company. During fiscal year 2005, we reimbursed Cargill $1.3 million for costs associated with the pre-Combination stock options and CPOs. We incurred $2.3 million and $3.5 million in selling, general and administrative expenses in fiscal years 2007 and 2006, respectively, calculated in accordance with SFAS No. 123 related to these Cargill pre-Combination awards.

Guarantees with Banco Cargill

From time to time, we issue guarantees to financial parties in Brazil, including Banco Cargill S.A. (“Banco Cargill”), for certain amounts owed the institutions by certain customers of Mosaic. In the case of Banco Cargill, the guarantees are for up to half of the customer’s obligation. We pay Banco Cargill a structuring fee of 0.5% per annum of the principal amount of each guaranteed transaction and are entitled to a 50% share of Banco Cargill’s net profits from the guaranteed transactions. As of May 31, 2007, the aggregate amount of outstanding customer obligations placed through this program with Banco Cargill amounted to approximately $7.2 million.

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

Special Transactions Committee and Transactions with Cargill

Pursuant to an Investor Rights Agreement entered into between Cargill and Mosaic upon the Combination, as amended, commercial and other transactions, arrangements or agreements (or series of related transactions) between Cargill (including its affiliates other than Mosaic and its subsidiaries) and Mosaic (including its affiliates) require the approval of a majority of the former directors of IMC serving on our Board of Directors who are deemed “non-associated directors” (such members being referred to as the “IMC Independent Directors” and comprising the Special Transactions Committee (or “STC”) of the Board of Directors) unless such transaction, arrangement or agreement is exempt as described below. Our Board of Directors has adopted a charter for the STC which provides that the STC will oversee transactions involving Cargill, our majority stockholder. Pursuant to its charter, the STC may delegate all or a portion of its duties relating to the review and approval of proposed transactions to a committee of senior management, a subcommittee of the STC or the Chairman of the STC. The STC has approved a policy which we have implemented and refer to as the “Guidelines for Related Party Transactions with Cargill, Incorporated” (the “Guidelines”), whereby the STC has delegated approval authority for certain transactions with Cargill and/or its affiliates to an internal committee comprised of senior managers of Mosaic. The internal management committee is required to report its activities to the STC on a periodic basis.

Pursuant to the Guidelines, the following transactions, arrangements or agreements (or series of related transactions) with Cargill must be approved by the STC in addition to our internal management committee:

•	agreements or relationships which require payment by Mosaic or Cargill, as the case may be, of $2.0 million or more to the other party during any fiscal year;

•	multi-year commitments (i.e., contracts with terms of greater than one year) involving Mosaic;

•	evergreen contracts (i.e., contracts with annual renewal clauses or no stated contract term);

•	renewals of commercial agreements previously requiring STC approval; or

•	licenses or other arrangements involving any material intellectual property of Mosaic.

The review and approval of proposed transactions, arrangements or agreements which do not meet any of the criteria set forth above have been delegated by the STC to our internal management committee.

During our 2007 fiscal year, we engaged in various transactions, arrangements or agreements with Cargill which are described below and have either been approved or ratified by the STC or by our internal management committee.

Master Transition Services Agreement and Amendment; Master Services Agreement

Concurrent with the execution of the Merger and Contribution Agreement, Cargill entered into a Master Transition Services Agreement (“Transition Services Agreement”) with Mosaic. Pursuant to the Transition Services Agreement, Cargill (including various affiliates) has agreed to provide us with various transition-related services pursuant to individual work orders negotiated between Cargill and us (each, a “Work Order”). We have entered into individual Work Orders for services in various countries, including Argentina, Australia, Brazil, Canada, Chile, China, France, Hong Kong, India, Mexico, Russia, Thailand, Ukraine, the United States and Vietnam, each of which has been approved by the STC or by our internal management committee, as applicable. Generally speaking, each Work Order is related to services provided by Cargill for CCN prior to the Combination which were continued for our benefit post-Combination. Services provided by Cargill include, but are not limited to, accounting, accounts payable and receivable processing, certain financial reporting, financial service center, graphics, human resources, information technology, insurance, legal, license and tonnage reporting, mail services, maintenance, marketing, office services, procurement, public relations, records, strategy and business development, tax, travel services and expense reporting, treasury, and other administrative and functional related services. Services performed under the Transition Services Agreement may be modified by the mutual agreement of Mosaic and Cargill. The initial Transition Services Agreement with Cargill expired in October 2005 and was renewed through October 2006. In October 2006 Cargill agreed to continue to provide certain services to us and the parties entered into a Master Services Agreement (“Master Services Agreement”) on terms similar to the Transition Services Agreement. We have renewed several Work Orders where Cargill had been performing services on a transitional basis, each of which has been approved by the STC or by our internal management committee.

Fertilizer Supply Agreement (United States)

We sell fertilizer products to Cargill’s AgHorizons business unit which it resells through its retail fertilizer stores in the U.S. Under a fertilizer supply agreement, we sell nitrogen, phosphate and potash products at prices set forth in price lists that we issue from time to time to our customers. In addition, we may sell to Cargill certain products produced by third parties. We have also agreed to make new fertilizer products and agronomic services, should they be developed, available to Cargill AgHorizons on regular commercial terms. Cargill AgHorizons is not obligated to purchase any minimum volume of fertilizer products and we are under no obligation to supply such products unless the parties agree to specific volumes and prices on a transaction-by-transaction basis. Our supply agreement is in effect until September 30, 2007 at which time it may be renewed by the mutual written agreement of the parties.

Fertilizer Supply Agreement (Canada)

We sell fertilizer products produced to Cargill Limited, a subsidiary of Cargill. Cargill purchases the substantial majority of its Canadian fertilizer requirements from us for its retail fertilizer stores in Western Canada. We may sell Cargill certain products produced by third parties for a per tonne sourcing fee. Cargill had committed to purchase the substantial majority of its fertilizer needs from us and because it is one of our largest customers in Canada. We have granted Cargill price protection against sales made to other retailers for equivalent products or services at lesser prices or rates. In addition, because of the volume of purchases by Cargill, we have agreed to pay a per tonne rebate at the end of each contract year if annual purchase volumes exceed certain thresholds.

Phosphate Supply Agreement (Argentina)

Mosaic has entered into a Phosphate Supply Agreement with Cargill’s subsidiary in Argentina for phosphate-based fertilizers. Cargill has no obligation to purchase any minimum quantities of fertilizer products from us and we have no obligation to supply any minimum quantities of products to Cargill. This agreement expired on May 31, 2007 and has been renewed by the parties through May 31, 2008.

Spot Fertilizer Sales (Paraguay)

From time to time, we make fertilizer sales to Cargill’s subsidiary in Paraguay. Pricing for fertilizer sales under this relationship is by mutual agreement of the parties at the time of sale. Mosaic is under no obligation to sell fertilizer to Cargill under this relationship.

Agreement for Supply of Untreated Granular White Potassium Chloride

We have entered into an agreement to sell untreated white muriate of potash to Cargill’s salt business. Under this arrangement, which expires in December 2007, white muriate of potash is sold to various Cargill facilities, with freight adjustments to occur after July 1, 2007 for the remaining term of the agreement.

Feed Supply Agreements and Renewals

We entered into various agreements relating to the supply of feed grade phosphate, potash and urea products to Cargill’s animal nutrition, grain and oilseeds, and poultry businesses in Brazil, Canada, Indonesia, Mexico, Philippines, Taiwan, the United States, Vietnam, Uruguay and Venezuela. Under these agreements, Cargill has no obligation to purchase any minimum of feed grade products from us and we have no obligation to supply any minimum amount of feed grade products to Cargill. Sales are negotiated by the parties at the time of purchase. These supply agreements were in effect until May 31, 2006 and have been renewed until May 31, 2008.

Fruit Purchase Contracts

We own a significant amount of land in Florida, including several thousand acres of citrus groves. Because we are not in the fruit processing business, we have entered into several contracts to sell fruit to Cargill, which was formerly in the fruit processing business. In exchange for the fruit, Cargill paid us a per box fee depending on the type of fruit purchased. We and Cargill terminated two of these agreements effective May 31, 2007 and the others expired on June 30, 2007.

Fertilizer Agency Agreement

We have retained Cargill’s subsidiary in Canada to perform certain marketing services for us relating to the sale of our fertilizer products to independent dealers in Western Canada, including the provinces of Manitoba, Saskatchewan, Alberta and British Columbia. In exchange for being appointed our exclusive marketing agent in Western Canada, Cargill has agreed to perform marketing services and to assume accounts receivable credit risk in the event of nonpayment by our customers. We are responsible for establishing the prices and other terms upon which Cargill will solicit orders for our fertilizer products. In exchange for these services, we have agreed to pay Cargill a per tonne marketing fee.

Ocean Transportation Agreement

We have entered into a non-exclusive agreement with Cargill’s Ocean Transportation Division to perform various freight related services for Mosaic. Freight services include, but are not limited to: (i) vessel and owner screening, (ii) freight rate quotes in specified routes and at specified times, (iii) advice on market opportunities and freight strategies for the shipment of our fertilizer products to international locations, and (iv) the execution of various operational tasks associated with the international shipment of our products. In consideration for the services provided by Cargill, we have agreed to pay a fee (1) in the case of voyage charters, an address commission calculated as a percentage of the voyage freight value, (2) in the case of time charters, an address commission calculated as a percentage of the time-charter hire, and (3) in the case of forward freight agreements, a commission calculated as a percentage of the forward freight agreement notional value. Our agreement provides that the parties may renegotiate fees during its term, and the agreement is in effect until either party terminates it by providing 60 days prior written notice to the other party.

Barge Freight Sales Agreement

We have entered into a Barge Freight Sales Agreement with Cargill where we have agreed to purchase northbound and southbound barge freight for the transport of our nitrogen, phosphate and potash fertilizer products. Under this agreement, we have agreed to purchase a specified number of barge loadings per contract year, which is estimated to be approximately 25% of our annual barge freight purchases. Cargill has agreed to provide suitable covered hopper barges with towing power as required. The agreement includes barge freight terms such as destination restrictions, surcharge adjustments, tonnage minimums, free time, demurrage, barge cleaning and other terms. Mosaic and Cargill have agreed on barge freight rates calculated on a per tonne basis which are dependent upon the origin and destination of our shipments. This agreement is in effect until the summer of 2007.

Services Agreements for Logistics and General Services

Our Argentine subsidiary has entered into services agreements with Cargill’s Argentine subsidiary, which originates fertilizer and sells crop nutrients to farmers from its country stations in Argentina. Under the terms of the services agreement, we have agreed to supply services related to fertilizer origination, administration, storage and dispatch. This agreement is in effect until May 31, 2009, unless terminated earlier by the parties and will automatically renew for an additional two-year term unless terminated by either party at least 90 days prior to the expiration of the original term. We have also agreed to make available to Cargill certain storage space per month as well as to a daily dispatch of 30 trucks for fertilizer shipments.

In addition, we have also entered into an agreement to provide services to Cargill’s Argentine subsidiary relating to the purchase, import, storage, transportation, distribution, marketing and sale of fertilizers and/or petrochemicals. To leverage our fertilizer infrastructure and expertise, we have agreed to perform certain purchasing and forwarding management services, and have also agreed to provide counseling in the administration and handling of fertilizer stocks, equipment maintenance, general and special technical agronomic matters, research and development, commercial management and personnel training. This agreement is for a period of two years expiring on May 31, 2009.

Product Purchase, Storage and Handling Agreement (Pipestone, Minnesota)

We retain Cargill, as owner and operator of a bulk materials handling terminal in Pipestone, Minnesota, to store various dry fertilizers and non-grain feed products, and to perform certain unloading, transfer and loading services for us. In addition, Cargill purchases a substantial amount of its phosphate requirements from us at this facility. In exchange for the storage and handling services provided by Cargill, we have agreed to pay a per short ton inbound handling fee for transfer of products into Pipestone as well as a per short ton handling fee for all wholesale short tons that pass through this facility. This agreement automatically renews for one year terms unless terminated by either party upon 90 days written notice.

Storage and Handling Agreement (Clavet, Saskatchewan)

We have entered into an agreement with Cargill’s subsidiary in Canada for the exclusive storage storage of various Mosaic fertilizer products. Under this arrangement Cargill also performs certain unloading, transfer and loading services for us. We guarantee a minimum amount of tonnes of combined throughput each year for a three year period ending in September, 2007.

Barter Agreements

We have a barter relationship with Cargill’s grain and oilseed business in Brazil where Cargill’s Brazilian subsidiary, Mosaic and Brazilian farmers may, from time to time, enter into commercial arrangements pursuant to which the farmers agree to forward delivery grain contracts with Cargill, and in turn, use cash generated from such transactions to purchase fertilizer from us. Similarly, in Argentina, we enter into agreements with farmers who purchase fertilizer products from Mosaic and agree to sell their grain to us upon harvest. Upon receipt of the grain, we have agreements to sell it to Cargill’s grain and oilseed business in Argentina. The number of barter transactions with Cargill’s subsidiaries varies from year to year. The Brazil agreement remains in effect until either party terminates it by providing 90 days prior written notice to the other party. In Argentina, the agreement is in effect until October 22, 2007.

Miscellaneous Co-Location Agreements

In connection with the Combination, we entered into certain office sharing and sublease arrangements with Cargill’s subsidiaries in various geographic locations, including with respect to certain offices in Argentina, China, Hong Kong and the U.S.

Salt Storage and Handling Agreement – Barge Terminal

Cargill has entered into an agreement with us where we have agreed to store deicing salt and to perform certain unloading, transfer and loading services at our Pekin, Illinois warehouse facility. In addition, Cargill rents from us two storage bins for the storage of salt. In exchange for these services, Cargill pays a bin rental fee to us as well as a per ton fee for unloading barges and loading trucks, to maintain certified scales for weights, and to provide personnel to prepare the applicable documentation.

Miscellaneous

There are various other agreements between us and Cargill which we believe are not material to us.

Summary

At the end of fiscal years 2007 and 2006, the net amount due from Cargill related to the above transactions amounted to $6.4 million and $32.0 million, respectively.

Cargill made net equity contributions of $2.3 million, $3.5 million and $465.1 million to us during the fiscal years of 2007, 2006 and 2005, respectively.

In summary, the Consolidated Statements of Operations included the following transactions with Cargill:

	Years ended May 31
(in millions)	2007	2006	2005
Transactions with Cargill included in net sales	$180.5	$163.5	$256.2
Payments to Cargill included in cost of goods sold	71.8	165.5	158.7
Payments to Cargill included in selling, general and administrative expenses	11.4	19.9	19.4
Interest (income) expense paid to (received from) Cargill	(0.6)	(0.1)	9.8

We have also entered into transactions and agreements with certain of our non-consolidated companies. As of May 31, 2007 the net amount due from our non-consolidated companies totaled $87.0 million and as of May 31, 2006, the net amount due to our non-consolidated companies totaled $36.5 million.

The Consolidated Statements of Operations included the following transactions with our non-consolidated companies:

	Years ended May 31
(in millions)	2007	2006	2005
Transactions with non-consolidated companies included in net sales	$58.0	$27.1	$53.0
Payments to non-consolidated companies included in cost of goods sold	155.7	170.0	120.0
Interest income received from non-consolidated companies	-	(0.7)	-

28. BUSINESS SEGMENTS

The reportable segments are determined by management based upon factors such as different technologies, different market dynamics, and for which segment financial information is available.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2. We evaluate performance based on the operating earnings of the respective business segments, which includes certain allocations of corporate selling, general and administrative expenses. The segment results may not represent the actual results that would be expected if they were independent, standalone businesses.

For a description of the business segments, see Note 1. The Corporate, Eliminations and Other segment primarily represents activities associated with corporate office activities and eliminations. All intersegment sales are eliminated within the Corporate, Eliminations and Other segment.

Segment information for fiscal years 2007, 2006 and 2005 is as follows:

(in millions)	Phosphates	Potash	Nitrogen	Offshore	Corporate, Eliminations and Other	Total
2007
Net sales to external customers	$2,910.7	$1,411.9	$100.8	$1,348.3	$2.0	$5,773.7
Intersegment net sales	293.2	67.0	28.3	7.3	(395.8)	-
Gross margin	431.7	413.9	13.9	78.7	(12.1)	926.1
Restructuring (gain) loss	(2.1)	-	-	-	-	(2.1)
Operating earnings (loss)	311.2	368.2	5.3	(1.0)	(67.4)	616.3
Capital expenditures	136.2	135.1	-	11.2	9.6	292.1
Depreciation, depletion and amortization	185.4	119.1	-	15.6	9.3	329.4
Equity in net earnings of non-consolidated companies	2.3	-	22.5	16.5	-	41.3

2006
Net sales to external customers	$2,803.1	$1,111.2	$131.6	$1,231.6	$28.3	$5,305.8
Intersegment net sales	294.4	44.7	11.8	7.3	(358.2)	-
Gross margin	247.7	351.6	16.5	44.9	(23.3)	637.4
Restructuring (gain) loss	287.6	-	-	-	-	287.6
Operating earnings (loss)	(142.8)	309.8	11.2	(20.8)	(55.5)	101.9
Capital expenditures	263.8	104.0	-	18.2	18.4	404.4
Depreciation, depletion and amortization	201.7	105.8	-	14.1	2.5	324.1
Equity in net earnings of non-consolidated companies	2.7	-	18.7	27.0	-	48.4

2005
Net sales to external customers	$2,138.1	$859.4	$112.5	$1,218.7	$68.0	$4,396.7
Intersegment net sales	174.4	10.0	7.3	10.2	(201.9)	-
Gross margin	162.5	246.1	15.4	99.4	2.1	525.5
Operating earnings (loss)	88.5	227.9	10.9	23.0	(31.8)	318.5
Capital expenditures	176.1	44.1	1.1	24.0	9.9	255.2
Depreciation, depletion and amortization	145.0	61.1	0.5	11.9	0.8	219.3
Equity in net earnings of nonconsolidated companies	1.8	0.1	15.1	38.9	-	55.9
Total assets as of May 31, 2007	$3,503.0	$5,798.5	$180.1	$994.9	$(1,312.9)	$9,163.6
Total assets as of May 31, 2006	3,783.0	5,466.2	191.7	740.4	(1,458.3)	8,723.0

Financial information relating to our operations by geographic area was as follows:

	Years Ended May 31
(in millions)	2007	2006	2005
Net sales(a) :
Brazil	$860.3	$746.9	$807.3
India	554.4	696.7	325.8
Canpotex(b)	397.7	310.4	236.4
Canada	291.5	233.1	126.7
China	241.7	396.8	454.7
Australia	193.5	161.7	172.2
Mexico	180.3	144.5	120.9
Argentina	180.0	194.9	211.2
Ukraine	180.0	16.3	11.4
Japan	120.4	122.0	71.7
Chile	108.6	120.2	115.8
Thailand	88.7	131.1	84.1
Colombia	86.4	63.2	55.5
Pakistan	85.0	153.7	76.1
Other	290.9	215.4	285.1

Total foreign countries	3,859.4	3,706.9	3,154.9
United States	1,914.3	1,598.9	1,241.8

Consolidated	$5,773.7	$5,305.8	$4,396.7

(a)	Revenues are attributed to countries based on location of customer.
(b)	The export association of the Saskatchewan potash producers.

(in millions)	May 31 2007	May 31 2006
Long-lived assets:
Canada	$3,438.0	$3,246.0
Brazil	380.5	320.2
Other	62.7	59.2

Total foreign countries	3,881.2	3,625.4
United States	3,326.9	3,514.8

Consolidated	$7,208.1	$7,140.2

29. SUBSEQUENT EVENTS

Prepayment of Long-Term Debt

On June 29, 2007, we prepaid $150.0 million aggregate principal of term loans under our senior secured bank credit facility. The payment consisted of $56.4 million principal amount of term loan A-1 borrowings and

$87.1 million principal amount of term loan B borrowings by us and $6.5 million principal amount of term loan A borrowings by our subsidiary, Mosaic Potash Colonsay ULC. After the prepayment, outstanding term loans were reduced to $28.0 million principal of term loan A borrowings, $244.8 million principal of term loan A-1 borrowings and $378.1 million principal of term loan B borrowings. In conjunction with the prepayment, we expect to record a loss on the fair market value adjustment and the deferred financing fees of approximately $0.5 million and a gain of $1.0 million for the termination of interest rate derivatives in the first quarter of fiscal 2008. In association with the prepayment, the remaining $175.0 million notional amount of interest rate swaps and $75.0 million notional amount of zero-cost collars related to these borrowings were terminated.

Payment of the 6.875% Debentures

On July 16, 2007, we paid the remaining principal balance of $26.0 million on the Mosaic Global Holdings’ 6.875% Debentures at maturity.

Quarterly Results (Unaudited)

In millions, except per share amounts

	Quarter
	First	Second	Third	Fourth	Year
2007
Net sales	$1,288.6	$1,522.0	$1,278.7	$1,684.4	$5,773.7
Gross margin	196.3	160.5	113.1	456.2	926.1
Restructuring (gain) loss	(0.4)	-	-	(1.7)	(2.1)
Operating earnings	131.6	90.7	34.2	359.8	616.3
Earnings before the cumulative effect of a change in accounting principle	109.0	65.9	42.2	202.6	419.7

Net earnings	$109.0	$65.9	$42.2	$202.6	$419.7

Basic net earnings (loss) per share:
Earnings (loss) before the cumulative effect of a change in accounting principle	$0.26	$0.15	$0.10	$0.46	$0.97

Basic net earnings (loss) per share	$0.26	$0.15	$0.10	$0.46	$0.97

Diluted earnings (loss) per share:
Earnings (loss) before the cumulative effect of a change in accounting principle	$0.25	$0.15	$0.10	$0.46	$0.95

Diluted net earnings (loss) per share	$0.25	$0.15	$0.10	$0.46	$0.95

Common stock prices:
High	$16.49	$21.45	$26.90	$35.13
Low	13.96	15.72	19.76	24.28
2006
Net sales	$1,403.6	$1,497.5	$1,073.2	$1,331.5	$5,305.8
Gross margin	248.8	208.4	14.0	166.2	637.4
Restructuring and other charges	-	-	-	287.6	287.6
Operating earnings (loss)	192.0	139.3	(44.4)	(185.0)	101.9
Earnings (loss) before the cumulative effect of a change in accounting principle	76.1	55.0	(71.6)	(180.9)	(121.4)

Net earnings (loss)	$76.1	$55.0	$(71.6)	$(180.9)	$(121.4)

Basic net earnings (loss) per share:
Earnings (loss) before the cumulative effect of a change in accounting principle	$0.19	$0.14	$(0.19)	$(0.48)	$(0.35)

Basic net earnings (loss) per share	$0.19	$0.14	$(0.19)	$(0.48)	$(0.35)

Diluted earnings (loss) per share:
Earnings (loss) before the cumulative effect of a change in accounting principle	$0.18	$0.13	$(0.19)	$(0.48)	$(0.35)

Diluted net earnings (loss) per share	$0.18	$0.13	$(0.19)	$(0.48)	$(0.35)

Common stock prices:
High	$17.99	$16.55	$17.14	$17.28
Low	12.86	12.50	13.20	13.31

The number of holders of record of our common stock as of July 24, 2007 was 3,209.

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

Five Year Comparison

In millions, except per share amounts

	Years Ended May 31
	2007	2006	2005	2004	2003
Statements of Operations Data:
Net sales	$5,773.7	$5,305.8	$4,396.7	$2,374.0	$1,662.7
Cost of goods sold	4,847.6	4,668.4	3,871.2	2,196.4	1,503.5

Gross margin	926.1	637.4	525.5	177.6	159.2
Selling, general and administrative expenses	309.8	241.3	207.0	100.1	87.6
Restructuring (gain) loss	(2.1)	287.6	-	-	-
Other operating (income) loss	2.1	6.6	-	0.7	(0.8)

Operating earnings	616.3	101.9	318.5	76.8	72.4
Interest expense, net	149.6	153.2	110.7	15.0	15.5
Foreign currency transaction (gain) loss	8.6	100.6	(13.9)	3.6	(0.9)
Gain on extinguishment of debt	(34.6)	-	-	-	-
Other (income) expense	(13.0)	8.2	6.8	18.1	28.8

Earnings (loss) from consolidated companies before income taxes and the cumulative effect of a change in accounting principle	505.7	(160.1)	214.9	40.1	29.0
Provision for income taxes	123.4	5.3	98.3	2.2	3.8

Earnings (loss) from consolidated companies before the cumulative effect of a change in accounting principle	382.3	(165.4)	116.6	37.9	25.2
Equity in net earnings of nonconsolidated companies	41.3	48.4	55.9	35.8	25.7
Minority interests in net (earnings) losses of consolidated companies	(3.9)	(4.4)	(4.9)	(1.4)	2.5
Cumulative effect of a change in accounting principle, net of tax	-	-	(2.0)	-	-
Discontinued operations, net of tax	-	-	-	-	0.5

Net earnings (loss)	$419.7	$(121.4)	$165.6	$72.3	$53.9

Basic earnings (loss) per common share:
Earnings (loss) from continuing operations before the cumulative effect of a change in accounting principle	$0.97	$(0.35)	$0.49	$0.29	$0.22
Cumulative effect of a change in accounting principle, net of tax	-	-	(0.01)	-	-
Discontinued operations, net of tax	-	-	-	-	-

Basic net earnings (loss) per share	$0.97	$(0.35)	$0.48	$0.29	$0.22

Basic weighted average number of shares outstanding	434.3	382.2	327.8	250.6	250.6
Diluted earnings (loss) per common share:
Earnings (loss) from continuing operations before the cumulative effect of a change in accounting principle	$0.95	$(0.35)	$0.47	$0.29	$0.22
Cumulative effect of a change in accounting principle, net of tax	-	-	(0.01)	-	-
Discontinued operations, net of tax	-	-	-	-	-

Diluted net earnings (loss) per share	$0.95	$(0.35)	$0.46	$0.29	$0.22

Diluted weighted average number of shares outstanding	440.3	382.2	360.4	250.6	250.6
Balance Sheet Data (at period end):
Cash and cash equivalents	$420.6	$173.3	$245.0	$10.1	$7.8
Total assets	9,163.6	8,723.0	8,411.5	1,870.5	1,618.2
Total long-term debt (including current maturities)	2,221.9	2,457.4	2,587.9	42.4	57.5
Total liabilities	4,979.7	5,192.2	5,198.0	1,028.1	951.9
Total stockholders' equity	4,183.9	3,530.8	3,213.5	842.4	661.8
Other Financial Data:
Depreciation, depletion and amortization	$329.4	$585.9	$219.3	$104.6	$87.8
Capital expenditures	292.1	389.5	255.2	162.1	119.2

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended May 31, 2007, 2006 and 2005

In millions

Column A	Column B	Column C		Column D	Column E
Description	Balance Beginning of Period	Additions		Deductions	Balance at End of Period (b)
		Charged to Costs and Expenses	Charged to Other Accounts (a)
Allowance for doubtful accounts, deducted from accounts receivable in the balance sheet:
Year ended May 31, 2005	$8.1	$3.4	$11.1	$(2.6)	$20.0
Year ended May 31, 2006	20.0	7.0	0.3	(8.2)	19.1
Year ended May 31, 2007	19.1	2.6	4.9	(3.9)	22.7
Income tax valuation allowance, related to deferred income taxes
Year ended May 31, 2005	$3.3	$-	$432.3	$-	$435.6
Year ended May 31, 2006	435.6	116.9	(50.1)	(4.0)	498.4
Year ended May 31, 2007	498.4	0.7	(153.5)	(29.0)	316.6

(a)	Income tax valuation allowance includes amount recorded to goodwill as part of purchase accounting and translation adjustments.
(b)

Allowance for doubtful accounts balance includes $14.8 million, $10.1 million and $5.1 million of allowance on long-term receivables recorded in other long term assets for the years ended May 31, 2007, 2006 and 2005, respectively.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). The Company’s internal control system is a process designed to provide reasonable assurance to our management, Board of Directors and stockholders regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles (U.S. GAAP), and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations from our management and Board of Directors; and,

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of May 31, 2007. In making this assessment, management used the control criteria framework of the Committee of Sponsoring Organizations (COSO) of the Treadway Commission published in its report entitled Internal Control—Integrated Framework. As a result of this assessment, management identified a material weakness in the internal control over our financial reporting related to ineffective controls over the accounting for income taxes. Specifically, the Company did not have adequate policies and procedures over the preparation of its income tax provisions and over the process of reconciling and analyzing income tax-related accounts and did not have sufficient experienced tax personnel. These control deficiencies resulted in errors in the interim and annual consolidated financial statements related to both the prior and current periods and more than a remote likelihood that a material misstatement in the Company’s consolidated financial statements would not be prevented or detected. Based on this material weakness, management concluded that the Company’s internal control over financial reporting was not effective as of May 31, 2007. KPMG LLP, an independent registered public accounting firm, has issued an auditors’ report on management’s assessment of the Company’s internal control over financial reporting as of May 31, 2007.

Remediation of Material Weaknesses

As discussed in “Controls and Procedures” in Part II, Item 9A in our Annual Report on Form 10-K for the fiscal year ended May 31, 2006 (2006 Form 10-K) management concluded that as of May 31, 2006, there were the following material weaknesses in our internal control over financial reporting:

•	Ineffective monitoring of the internal controls of our Phosphates business segment;

•	Inadequate segregation of duties related to our North American computer software applications; and,

•	Ineffective controls over accounting for income taxes.

We will not consider a material weakness remediated until the new internal controls operate for a sufficient period of time, are tested, and management concludes that these controls are operating effectively.

Remediation of Previously Reported Material Weaknesses

We have remediated two of the material weaknesses identified in our 2006 Form 10-K:

1. Ineffective monitoring of the internal controls of our Phosphates business segment. We have taken significant measures to remediate the material weakness in the Phosphates business segment, including hiring several experienced accounting/finance professionals, implementing new computer systems and redesigning our processes and procedures and emphasizing the importance of establishing an appropriate environment of internal control over financial reporting, as more fully described below:

•

Implemented our new ERP system and a common plant maintenance and inventory information technology system across our North American operations on October 2, 2006. Prior to the ERP implementation, the Phosphates business segment had been operating with disparate systems since formation of the Company in 2004 and had been migrating from two internal control structures that previously existed. The ERP system replaced legacy computer applications for our order entry, invoicing, accounts receivable, accounts payable, general ledger, fixed assets, inventory, plant maintenance, purchasing and financial consolidation applications. Common computer systems have allowed management to design consistent processes and begin to increase reliance on automated controls within the computer applications across North America.

Additionally, certain business processes were modified and in some cases centralized across North America. This included outsourcing of accounts payable disbursements and cash applications processes to a shared service provider.

•	Hired a Vice President—Finance for the Phosphates business segment with significant public accounting, public company and international experience;

•	Created a new position of Assistant Controller for the Phosphates business segment and appointed an experienced Mosaic professional for the position;

•

Created a new position of Internal Control Manager for the Phosphates business segment and hired an experienced finance professional with public accounting and public company experience to oversee internal control matters;

•	Hired a Manager of Financial Planning & Analysis for the Phosphates business segment who will oversee budgeting, forecasting and financial analysis;

•

Redesigned the account reconciliation process for the Phosphates business segment to ensure that such accounts are being reconciled on a timely basis, the reconciliations are independently reviewed, reconciling items are cleared on a timely basis, and the accuracy of the underlying supporting detail, or subledgers, have been substantially and independently reviewed;

•	Leveraged corporate accounting resources to supplement the Phosphates business segment team on accounting matters;

•

Conducted monthly business segment financial reviews with the Phosphate Finance organization that encompassed analyses of actual results by business segment and quarterly business segment balance sheet reviews; and

•	Enhanced internal audit procedures to independently monitor and evaluate the adequacy and effectiveness of internal controls.

2. Inadequate segregation of duties related to our North American computer software applications.

We were able to leverage the aforementioned ERP system to utilize common computer applications in North America as well as improving our system access authorization procedures and effectiveness of our detective controls around system access rights in order to remediate the inadequate segregation of duties related to our North American computer software applications.

Remediation Plan Related to 2007 10-K Material Weakness

We have not fully remediated the remaining material weakness relating to accounting for income taxes. Management is committed to improving the internal control over financial reporting to remediate this material weakness and ensuring compensating controls are in place, where necessary. Therefore, in response to the foregoing, we, with the oversight of our Audit Committee, have implemented the following corrective actions and plan to adopt certain additional measures to remediate our material weakness in accounting for income taxes.

•	Hired a Vice President—Tax in the second quarter of fiscal 2007 with significant public accounting, public company and international experience.

•	Created a new position of Director of Tax Compliance in the fourth quarter of fiscal 2007 and hired an experienced tax professional who will oversee tax compliance matters.

Additionally, our plan to remediate the material weakness relating to accounting for income taxes includes the following measures:

•	Hiring additional experienced tax professionals with public accounting and/or public company experience;

•	Continuing to utilize third-party tax service providers to support ongoing tax department needs as well as provide specialized expertise on specific tax projects; and,

•	Continuing to enhance our procedures over reconciling and analyzing income tax-related accounts.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

The Mosaic Company:

We have audited management's assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that The Mosaic Company (the Company) did not maintain effective internal control over financial reporting as of May 31, 2007, because of the effect of a material weakness identified in management's assessment, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment as of May 31, 2007:

Ineffective controls over the accounting for income taxes. Specifically, the Company did not have adequate policies and procedures over the preparation of its income tax provisions and over the process of reconciling and analyzing income tax-related accounts and did not have sufficient experienced tax personnel. These control deficiencies resulted in errors in the interim and annual consolidated financial statements related to both the prior and current periods and more than a remote likelihood that a material misstatement in the Company’s consolidated financial statements would not be prevented or detected.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of May 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended May 31, 2007. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated August 9, 2007, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of May 31, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of May 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG LLP

Minneapolis, Minnesota

August 9, 2007