Form 10-K, Exhibit 13
period 2008-05-31
MOSAIC CO
filed 2008-07-29
CIK 1285785

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

We are one of the world’s leading producers and marketers of concentrated phosphate and potash crop nutrients. We conduct our business through wholly and majority owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest, including consolidated variable interest entities and investments accounted for by the equity method. We are organized in three business segments.

Our Phosphates business segment owns and operates mines and production facilities in Florida which produce phosphate fertilizer and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce phosphate fertilizer. Our Phosphates segment’s results include North American distribution activities. Our consolidated results also include Phosphate Chemicals Export Association, Inc. (“PhosChem”), a U.S. Webb-Pomerene Act association of phosphate producers which exports phosphate fertilizer products around the world for us and PhosChem’s other member. Our share of PhosChem’s sales volumes of dry phosphate fertilizer products is approximately 85%.

Our Potash business segment owns and operates potash mines and production facilities in Canada and the U.S. which produce potash-based fertilizer, animal feed ingredients and industrial products. Potash sales include domestic and international sales. We are a member of Canpotex, Limited (“Canpotex”), an export association of Canadian potash producers through which we sell our Canadian potash internationally. Our share of Canpotex’s sales, by volume, of potash fertilizer was 37.5% in fiscal 2008.

Our Offshore business segment consists of sales offices, fertilizer blending and bagging facilities, port terminals and warehouses in several key international countries, including Brazil. In addition, we own or have strategic investments in production facilities in Brazil and a number of other countries. Our Offshore segment serves as a market for our Phosphates and Potash segments but also purchases and markets products from other suppliers worldwide.

Key Factors Affecting Results of Operations and Financial Condition

Our primary products, phosphate and potash fertilizers are, to a large extent, global commodities that are also available from a number of domestic and international competitors, and are sold by negotiated contracts or by reference to published market prices. The most important competitive factor for our products is delivered price. As a result, the markets for our products are highly competitive. Business and economic conditions and governmental policies affecting the agricultural industry are the most significant factors affecting worldwide demand for crop nutrients. The profitability of our businesses is heavily influenced by worldwide supply and demand for our products, which affects our sales prices and volumes. Our costs per tonne to produce our products are also heavily influenced by worldwide supply and demand because of the significant fixed costs associated with owning and operating our major facilities.

The strong agricultural fundamentals and increased demand and resulting increases in the market prices for our primary products that began in the latter part of fiscal 2007 has continued throughout fiscal 2008 and into fiscal 2009. The increased global demand is being driven by increasing world population, household incomes, and demand for more protein rich food, particularly in developing regions such as China, India, and Latin America, and also by the growth in the biofuels industry, such as the U.S. ethanol market.

To better serve our customers and help respond to the tight market conditions for our products caused by the rising global demand for food and fuel, we have completed several capacity expansion initiatives and have announced a number of additional initiatives to expand our production capacities, primarily in our Potash business and also in our Phosphates business. We plan to expand the production capacity of our existing potash mines by more than five million tonnes over the next twelve years. Some of the annual expansions are already underway while others are in the planning and approval stages. In our Phosphates business, in fiscal 2009, we plan to restart one of two indefinitely closed phosphoric acid production lines at our South Pierce, Florida phosphates facility, and engage in other debottlenecking activities to increase our production capacities.

World prices for the key inputs for concentrated phosphate products, including ammonia, sulfur and phosphate rock, have an effect on industry-wide phosphate prices and costs. The primary feedstock for producing ammonia is natural gas, and costs for ammonia are generally highly dependent on natural gas prices. Sulfur is a world commodity that is primarily produced as a byproduct of oil refining, where the cost is based on supply and demand of the commodity. We produce substantially all of our requirements for phosphate rock. During fiscal 2008, market prices for ammonia and sulfur, as well as for phosphate rock purchased in the world market by non-integrated producers of finished phosphate fertilizers, rose dramatically. We believe that the resulting upward pressure on the market price for finished phosphate fertilizer more than offset our Phosphates business’ increased costs for raw materials in fiscal 2008 in part because of our competitive advantages as an integrated producer of both finished phosphate fertilizers and phosphate rock, and from our investments in infrastructure for sourcing sulfur.

Much of our production is sold based on the market prices prevailing at the time of sale. We sell a portion on the basis of forward sales. The forward sales can either be on a fixed priced basis or can be priced at the time of shipment on a ‘formula’ basis. In some cases, customers prepay us for forward sales. The mix and parameters of these sales programs vary over time based on our marketing strategy, which considers factors that include among others optimizing our production and operating efficiency with warehouse limitations and customer needs. In a period of rising prices, forward sales programs at fixed prices create a lag between prevailing market prices and our average realized selling prices. Prepaid forward sales can also increase our liquidity and accelerate cash flows.

Our Potash business is significantly affected by the capital and operating costs we incur to manage brine inflows at our potash mine at Esterhazy, Saskatchewan, by natural gas costs for operating our potash solution mine at Belle Plaine, Saskatchewan, by Canadian resource taxes and royalties that we pay the Province of Saskatchewan to mine our potash reserves, and by increasing inflationary pressures on resources, such as labor, processing materials and construction costs, due to the high rate of economic growth in western Canada where we produce most of our potash.

Our Offshore business primarily sells products produced by our Phosphates and Potash businesses as well as by other suppliers. As a result, its profitability does not typically change significantly as product prices change except to the extent that it sells from inventory positions taken in earlier periods. During the current period of rising selling prices, our Offshore business has benefited significantly from effective inventory positioning.

Our results of operations are also affected by changes in currency exchange rates due to our international footprint. The most significant currency impacts are generally from the Canadian dollar and the Brazilian Real:

•

The functional currency for several of our Canadian entities is the Canadian dollar. A stronger Canadian dollar generally reduces these entities’ operating earnings. A weaker Canadian dollar has the opposite effect. We generally hedge a portion of the anticipated currency risk exposure. Gains or losses on these hedge contracts, both for open contracts at quarter end (unrealized) and settled contracts (realized), are recorded in cost of goods sold.

•

The functional currency for our Brazilian affiliate is the Brazilian Real. We typically finance Brazilian inventory purchases with U.S. dollar denominated liabilities. A weaker U.S. dollar has the impact of reducing these liabilities on a functional currency basis. When this occurs, an associated foreign currency gain is recorded in non-operating income (foreign currency transaction (gain)/loss). A stronger U.S dollar has the opposite effect. We generally hedge a portion of this currency exposure. Associated gains or losses on these foreign currency contracts are also recorded in non-operating income.

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

Throughout the discussion below, we measure units of production, sales and raw materials in metric tonnes which are the equivalent of 2,205 pounds; unless we specifically state that we mean long ton(s) which is the equivalent of 2,240 pounds. References to a particular fiscal year are to the twelve months ended May 31 of that year. In the following table, there are certain percentages that are not considered to be meaningful and are represented by “NM”.

Results of Operations

The following table shows the results of operations for the three years ended May 31, 2008, 2007 and 2006:

	Years Ended May 31			2008-2007			2007-2006
(in millions, except per share data)	2008	2007	2006	Change	Percent		Change	Percent
Net sales	$9,812.6	$5,773.7	$5,305.8	$4,038.9	70%		$467.9	9%
Cost of goods sold	6,652.1	4,847.6	4,668.4	1,804.5	37%		179.2	4%

Gross margin	3,160.5	926.1	637.4	2,234.4	241%		288.7	45%
Gross margin percentage	32.2%	16.0%	12.0%
Selling, general and administrative expenses	323.8	309.8	241.3	14.0	5%		68.5	28%
Restructuring loss (gain)	18.3	(2.1)	287.6	20.4	NM		(289.7)	NM
Other operating expenses	11.7	2.1	6.6	9.6	457%		(4.5)	(68%	)

Operating earnings	2,806.7	616.3	101.9	2,190.4	355%		514.4	505%
Interest expense, net	90.5	149.6	153.2	(59.1)	(40%	)	(3.6)	(2%	)
Foreign currency transaction loss	57.5	8.6	100.6	48.9	569%		(92.0)	(91%	)
Loss (gain) on extinguishment of debt	2.6	(34.6)	-	37.2	NM		(34.6)	NM
Other (income) expenses	(26.3)	(13.0)	8.2	(13.3)	102%		(21.2)	NM

Earnings (loss) before income taxes	2,682.4	505.7	(160.1)	2,176.7	430%		665.8	NM
Provision for income taxes	714.9	123.4	5.3	591.5	479%		118.1	2,228%
Equity in net earnings of nonconsolidated companies	124.0	41.3	48.4	82.7	200%		(7.1)	(15%	)
Minority interests in net earnings of consolidated companies	(8.7)	(3.9)	(4.4)	(4.8)	123%		0.5	(11%	)

Net earnings (loss)	$2,082.8	$419.7	$(121.4)	$1,663.1	396%		$541.1	NM

Diluted earnings (loss) per share	$4.67	$0.95	$(0.35)	$3.72	392%		$1.30	NM
Weighted average diluted shares outstanding	445.7	440.3	382.2

Overview of Fiscal 2008, 2007 and 2006

Net earnings for fiscal 2008 were $2.1 billion, or $4.67 per diluted share, compared with net earnings for fiscal 2007 of $419.7 million, or $0.95 per diluted share, and a net loss of $121.4 million, or $0.35 per diluted share, for fiscal 2006. The more significant factors that affected our results of operations and financial condition in fiscal 2008, 2007 and 2006 are listed below. These factors are discussed in more detail in the following sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal 2008 Compared to Fiscal 2007

•

Our net sales and gross margins in fiscal 2008 continued to benefit from strong agricultural fundamentals that resulted in significant increases in crop nutrient prices driven by robust demand and tight market supplies. Market prices for phosphates were also driven by significant increases in the cost of key raw materials, including ammonia and sulfur and, for non-integrated producers of finished phosphate fertilizers that do not produce their own phosphate rock, open-market prices for phosphate rock. The increases in crop nutrient prices were partially offset by higher raw material costs in our Phosphates segment and increased Canadian resource taxes and royalties in our Potash segment. Our average crop nutrient selling prices have continued to rise in fiscal 2009.

•

Our Phosphates segment average selling price for diammonium phosphate fertilizer (“DAP”) nearly doubled to $513 per tonne in fiscal 2008 from $264 in fiscal 2007. The DAP average selling price in the fourth quarter of fiscal 2008 was $754 per tonne.

•

Our average muriate of potash (“MOP”) selling price increased 57% to $226 per tonne in fiscal 2008 from $144 per tonne in fiscal 2007. The MOP average selling price in the fourth quarter of fiscal 2008 was $335 per tonne.

•

Our Potash segment sold 8.6 million tonnes of potash in fiscal 2008 compared to 7.9 million tonnes in fiscal 2007 primarily due to having additional production tonnes available from the May 2007 expansion of our Esterhazy, Saskatchewan potash mine.

•

Increasing raw material costs for sulfur and ammonia have adversely impacted our Phosphates’ segment costs and continue to do so. Our average purchase price paid for sulfur increased 197% to $184 per long ton in fiscal 2008 from $62 per long ton in fiscal 2007. The purchase price paid for ammonia in Central Florida increased 22% to $404 per tonne in fiscal 2008 from $331 per tonne in fiscal 2007. Our average purchase prices paid for sulfur and ammonia were $389 per long ton and $573 per tonne, respectively, in the fourth quarter of fiscal 2008.

•

Production costs in our Potash segment increased as a result of significantly higher Canadian resource taxes and royalties, the effect of a stronger Canadian dollar on operating costs and, to a lesser extent, higher costs for resources due to continuing inflationary pressures. We recorded approximately $361.8 million and $154.1 million in Canadian resources taxes and royalties in fiscal 2008 and 2007, respectively. This is a result of our increased profitability and the surge in potash selling prices, a trend which we expect to lead to a substantial increase in these costs again in fiscal 2009. Also, the continuing high rate of economic growth in western Canada, where we produce most of our potash, along with the global boom in commodity prices, has resulted in inflationary pressures on other important resources we use in our Potash business, including steel, reagents, and labor for routine maintenance. We expect that inflationary pressures will also impact the capital cost of our planned Potash capacity expansions. Our production costs, particularly at our Belle Plaine solution mine, were also impacted by inflationary pressures on natural gas.

•	Our Offshore segment results were strong primarily due to the benefit of positioning of lower cost inventories in a period of rising selling prices.

•

In fiscal 2008, we had income tax expense of $714.9 million, an effective tax rate of 26.7%, on pre-tax earnings of $2.7 billion, compared to income tax expense of $123.4 million, an effective tax rate of 24.4%, on pre-tax earnings of $505.7 million in fiscal 2007. Income tax expense increased in fiscal 2008 due to our increased profitability, partially offset by several tax benefits including $34.0 million related to a reduction in Canadian deferred tax liabilities as a result of a reduction in the statutory federal corporate tax rate, $29.8 million related to the reduction of the valuation allowance on the U.S. deferred tax assets and approximately $30.0 million related to a reduction of the valuation allowance on non-U.S. deferred tax assets and $62.2 million due to our ability to utilize foreign tax credits. In fiscal 2007, income tax expense was reduced by approximately $46.0 million due to a reduction of the Canadian deferred tax liabilities as a result of a reduction in the statutory federal corporate tax rate and elimination of the Canadian corporate surtax rate.

•

We generated $2.5 billion in cash flow from operations in fiscal 2008 compared with $707.9 million in fiscal 2007. Our improved cash flow during fiscal 2008 allowed us to fund the prepayment of $750.0 million of long-term debt resulting in a reduction in interest expense of $47.5 million in fiscal 2008. Our outstanding senior notes received investment grade ratings from two credit rating agencies[1] in early June 2008. This resulted in the fall away of certain restrictive covenants of the senior notes and provides us greater flexibility in making financial, investment and operating decisions.

Fiscal 2007 Compared to Fiscal 2006

•

Our sales and gross margins benefited from strong agricultural fundamentals and demand for phosphate and potash fertilizers in fiscal 2007, particularly in the second half. This was partially due to demand growth from countries that have been the traditional drivers for food production such as India and Brazil. In addition, there were new demand drivers as a result of strong growth in the biofuels industry, such as the U.S. ethanol market. As a result of the strong agricultural fundamentals:

•

Our average price for DAP rose to $264 per tonne in fiscal 2007 from $245 in fiscal 2006. Almost all of the increase occurred in the fourth quarter of fiscal 2007, when our average price for DAP rose to $338 per tonne, compared with $246 per tonne in third quarter of fiscal 2007 and $248 per ton in the fourth quarter of fiscal 2006. In May 2007, PhosChem entered into a supply contract with a major importer in India, under which it supplied 1.1 million tonnes of DAP from June 2007 through November 2007 at a delivered price of $477 per tonne, including ocean freight. In August 2007, PhosChem signed an additional supply contract with a major importer in India, under which it supplied an additional 0.6 million tonnes of DAP from August 2007 through March 2008 at a delivered price of $495 per tonne, including ocean freight.

•

Our Potash segment sold 7.9 million tonnes of potash in fiscal 2007 compared to 6.5 million tonnes in fiscal 2006, when volumes were unfavorably affected by a lack of supply contracts in the latter half of fiscal 2006. In February 2007, Canpotex entered into a potash supply contract with a large fertilizer distributor in China for a $5 per tonne increase over calendar 2006 prices and with importers in India at a $50 per tonne delivered price increase.

•	Our Offshore segment also benefited from the stronger global demand for fertilizers by selling inventory purchased at lower market prices prevailing at the time of purchase.

•	In fiscal 2007, we completed an expansion of the capacity of our Esterhazy, Saskatchewan potash mine by adding 1.1 million tonnes of annual capacity for a capital cost of approximately $38 million.

[1]

A security rating is not a recommendation to buy, sell, or hold securities. Although a security rating may be subject to revision or withdrawal at any time by the assigning rating organization, any such revision or withdrawal would not affect the fall-away of the covenants relating to the senior notes. Each rating should be evaluated separately from any other rating.

Pursuant to an existing tolling contract, a customer is entitled to one-quarter of the additional production until the customer receives all of its available reserves under the contract. The customer paid one-quarter of the costs of the expansion.

•

In December 2006, the brine inflows at our Esterhazy, Saskatchewan potash mine increased to a level that was significantly higher than we had previously experienced. In the second half of fiscal 2007 and continuing throughout fiscal 2008, we incurred higher operating and capital costs associated with our remediation of the brine inflows. Our remediation efforts reduced the brine inflows to a rate that is consistent with our experience in recent years, and our increased pumping efforts began reducing the level of brine in the mine. We expensed $56.2 million and capitalized $45.9 million related to all brine inflows during fiscal 2007. Approximately 25% of these costs for the brine inflows were reimbursed by a third party customer for whom we toll potash reserves.

•

Our selling, general and administrative expenses increased, primarily as a result of higher incentive compensation accruals related to our improved operating results, higher share-based compensation costs, changes in our executive leadership, including the retirement of our former Chief Executive Officer and President, changes in our long-term incentive awards to employees, and our implementation of a new enterprise resource planning system and related costs. During the post-implementation phase, we continued to incur costs related to stabilizing the system. The comparison of our selling, general and administrative expenses in fiscal 2007 to fiscal 2006 was also affected by our reversal in fiscal 2006 of an allowance of approximately $14 million associated with value-added tax credits in Brazil.

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

•

In fiscal 2007, we had income tax expense of $123.4 million, an effective tax rate of 24.4%, on pre-tax income of $505.7 million, compared to $5.3 million, an effective tax rate of 3.3%, on the pre-tax loss of $160.1 million in fiscal 2006. In fiscal 2007, income tax expense was reduced by approximately $46.0 million due to a reduction of the Canadian deferred tax liabilities as a result of a reduction in the statutory federal corporate tax rate and elimination of the Canadian corporate surtax rate. In fiscal 2006, we had tax expense of $5.3 million on a pre-tax loss of $160.1 million primarily as a result of losses in the U.S. and Brazil, for which no tax benefit was recorded, including substantially all of the $287.6 million restructuring and other charges, and because our Canadian-based businesses generated most of our pre-tax income which was taxed at relatively higher rates than our other businesses. This was partially offset by an $81.0 million tax benefit from a reduction in our Canadian provincial tax rates which resulted in a reduction of our Canadian deferred tax liabilities.

Phosphates Net Sales and Gross Margin

The following table summarizes Phosphates net sales, gross margin, sales volumes and certain other information:

	Years Ended May 31			2008-2007		2007-2006
(in millions, except price per tonne or unit)	2008	2007	2006	Change	Percent	Change	Percent
Net sales:
North America	$2,332.4	$1,284.4	$929.2	$1,048.0	82%	$355.2	38%
International	3,373.8	1,919.5	2,168.3	1,454.3	76%	(248.8)	(11%)

Total	5,706.2	3,203.9	3,097.5	2,502.3	78%	106.4	3%
Cost of goods sold	3,625.1	2,772.2	2,849.8	852.9	31%	(77.6)	(3%)

Gross margin	$2,081.1	$431.7	$247.7	$1,649.4	382%	$184.0	74%

Gross margin as a percent of net sales	36.5%	13.5%	8.0%
Sales volume (in thousands of metric tonnes)
Fertilizer (a) :
North America	3,732	2,856	2,661	876	31%	195	7%
International	4,456	5,201	6,520	(745)	(14%)	(1,319)	(20%)

Total	8,188	8,057	9,181	131	2%	(1,124)	(12%)
Feed Phosphates	896	845	914	51	6%	(69)	(8%)

Total	9,084	8,902	10,095	182	2%	(1,193)	(12%)

Average selling price per tonne:
DAP (FOB plant)	$513	$264	$245	$249	94%	$19	8%
Average purchase price paid per unit:
Ammonia (metric tonne) (Central Florida)	$404	$331	$343	$73	22%	$(12)	(3%)
Sulfur (long ton)	184	62	72	122	197%	(10)	(14%)

(a)	Excludes tonnes sold by PhosChem for its other members

Fiscal 2008 compared to Fiscal 2007

Phosphates’ net sales increased 78% to $5.7 billion in fiscal 2008, compared to $3.2 billion in fiscal 2007 mainly due to a significant increase in phosphate selling prices along with a slight increase in sales volumes. The increase in phosphate selling prices was due to the factors described in “Overview of Fiscal 2008, 2007, and 2006”. Our forward selling programs resulted in about a two to three-month lag between prevailing market prices and our realized prices for our products.

Our average DAP price was $513 per tonne in fiscal 2008, an increase of $249 per tonne compared with fiscal 2007. Phosphate selling prices continually increased during fiscal 2008 due to strong fundamentals and increased raw material costs, as further described in “Overview of Fiscal 2008, 2007, and 2006”. Our average DAP price for the fourth quarter of fiscal 2008 was $754 per tonne compared to $487 per tonne for the third quarter of fiscal 2008; while our average DAP price for the fourth quarter of fiscal 2007 was $338 per tonne.

In fiscal 2008, sales volumes increased 2% to 9.1 million tonnes of phosphate fertilizer and animal feed ingredients, compared with 8.9 million tonnes for fiscal 2007. Sales volumes in North America increased 31% as this region continues to exhibit strong demand growth combined with execution on our plan to grow sales in this region. Sales volumes to international markets declined 14% due to the increased volume sold into North America.

Included in our consolidated net sales and cost of goods sold in fiscal 2008 are sales of $491.7 million for the other member of PhosChem, compared with $376.1 million in fiscal 2007.

Our average feed phosphate price increased by approximately 35% in fiscal 2008 compared with levels a year ago. We have a stable customer base consisting of feed integrators and end users that supply the three key customer segments worldwide—poultry, hogs and cattle. Feed phosphate demand was strong this past fiscal year despite the industry challenge facing our customers of rapidly rising input costs, including phosphates.

Gross margin for Phosphates in fiscal 2008 was $2.1 billion compared with $431.7 million in fiscal 2007. Gross margin as a percentage of net sales increased to 36.5% in fiscal 2008 from 13.5% in fiscal 2007 due to an approximate doubling of fertilizer selling prices, partly offset by higher market prices for our sulfur and ammonia raw material purchases. Our average purchase price paid for sulfur increased 197% to $184 per long ton in fiscal 2008 from $62 per long ton in fiscal 2007. The average purchase price paid for ammonia in Central Florida increased 22% to $404 per tonne in fiscal 2008 from $331 per tonne in fiscal 2007. In the fourth quarter of fiscal 2008, our average purchase prices paid for sulfur and ammonia were $389 per long ton and $573 per tonne, respectively. The increases in market prices for sulfur reflected high demand coupled with insufficient supply, primarily due to oil refinery production issues. These factors have continued into fiscal 2009. We did not experience significant production issues due to lack of sulfur availability in fiscal 2008. We believe that our investments in sulfur transportation assets and other actions we are taking should allow us to avoid significant effects on production due to lack of sulfur and continue to afford us a competitive advantage in the cost of and access to available sulfur.

Our production of DAP and monoammonium phosphate fertilizer (“MAP”) was 8.0 million tonnes for fiscal 2008, compared to 7.9 million tonnes for the same period last year.

Our phosphate rock production was 15.8 million tonnes during fiscal 2008, compared with 13.7 million tonnes for the same period a year ago. The increase in production was primarily due to the restart of our Wingate mine in the first quarter of fiscal 2008, debottlenecking initiatives we undertook at our Wingate mine that increased its productive capacity, and increased operating rates at other mines.

Fiscal 2007 compared to Fiscal 2006

Phosphates’ net sales increased 3% to $3.2 billion in fiscal 2007, mainly due to higher phosphates prices in the fourth quarter of fiscal 2007, partially offset by a decline in sales volumes.

Our average DAP price was $264 per tonne in fiscal 2007, an increase of $19 per tonne compared with fiscal 2006. Stronger agricultural market fundamentals in the second half of fiscal 2007, including tight market supplies, led to a sharp increase in DAP prices. Our forward selling programs resulted in about a two to three-month lag between prevailing market prices and our realized prices for our products. Therefore, the higher market prices that were reported beginning in the third fiscal quarter began to be realized in the fourth quarter of fiscal 2007. Our average DAP price for the fourth quarter of fiscal 2007 was $338 per tonne compared to $246 per tonne for the third quarter of fiscal 2007, while our average DAP price for the fourth quarter of fiscal 2006 was $248 per tonne.

In fiscal 2007, sales volumes declined 12% to 8.9 million tonnes of phosphate fertilizer and animal feed ingredients, compared with 10.1 million tonnes for fiscal 2006. Sales volumes to North America increased 7% as a result of an improved agricultural sector based on much higher grain prices in the second half of fiscal 2007. Sales volumes to international markets declined 20% as strong demand in India was more than offset by lower sales to China, as a result of increased domestic production of phosphate fertilizer in China. In addition, Australia sales volumes decreased as a result of a drought and the end of a marketing agreement with a third party. Our sales volumes were also down as a result of our indefinite closure of our Green Bay and South Pierce plants at the end of fiscal 2006.

In addition, our consolidated net sales and cost of goods sold in fiscal 2007 included sales of $376.1million for other members of PhosChem, compared with $126.6 million in fiscal 2006.

Our average feed phosphate price increased by approximately 14% in fiscal 2007 compared with fiscal 2006. Feed phosphate demand was strong during fiscal 2006, resulting in tight global supplies. This resulted in high operating rates at our feed plants in New Wales and Riverview. Feed phosphate pricing trends trailed those of the phosphate fertilizer sector by approximately six months in fiscal 2007.

Gross margin for Phosphates in fiscal 2007 was $431.7 million compared with $247.7 million in fiscal 2006. Gross margin as a percentage of net sales increased to 13.5% in fiscal 2007 from 8.0% in fiscal 2006 primarily due to a $19 per tonne increase in average selling prices. In addition, costs of goods sold declined due to reduced production and lower ammonia and sulfur prices. These were partially offset by higher idle plant costs due to the restructuring of the Phosphates business, in which we indefinitely closed the Green Bay, South Pierce and Fort Green facilities at the end of May 2006. For fiscal 2007, the average purchase price of ammonia in Central Florida declined by $12 per tonne from the prior year to $331 per tonne. Average sulfur prices declined by $10 per long ton to $62 per long ton. Phosphates had unrealized mark-to-market gains of $11.7 million for fiscal 2007, mainly related to natural gas derivative contracts, compared with losses of $11.1 million in fiscal 2006. These gains and losses are included in our cost of goods sold.

Our production of DAP and MAP was 7.9 million tonnes for fiscal 2007, compared to 9.1 million tonnes of dry concentrated products for fiscal 2006. Fiscal 2006 production included granular triple superphosphate (“GTSP”), which we no longer produce after the restructuring of our Phosphates business. The production volumes were down as a result of the indefinite closure of the Green Bay and South Pierce plants at the end of the prior fiscal year. In addition, we experienced an explosion at our Faustina, Louisiana ammonia plant in October 2006, which idled this plant for repairs until mid-January 2007. Our adjacent phosphate plant in Faustina, Louisiana sharply reduced production of DAP and MAP during this period to effectively manage its inventory and working capital levels and to mitigate the cost of purchased ammonia. The Faustina phosphate plant increased its production level back to more normal levels in January 2007, and the ammonia plant was operational by mid-January.

Our phosphate rock production was 13.7 million tonnes during fiscal 2007, compared with 16.9 million tonnes for the same period a year earlier. The decline in production and increase in operating rates was primarily due to the closure of our Kingsford phosphate rock mine in September 2005 and the indefinite closure of our Fort Green phosphate rock mine in May 2006. We also idled our Wingate mine in November 2005, although this mine re-started production in June 2007.

Potash Net Sales and Gross Margin

The following table summarizes Potash net sales, gross margin, sales volumes and certain other information:

	Years Ended May 31			2008-2007		2007-2006
(in millions, except price per tonne)	2008	2007	2006	Change	Percent	Change	Percent
Net sales:
North America	$1,301.1	$818.2	$767.3	$482.9	59%	$50.9	7%
International	950.1	660.7	388.6	289.4	44%	272.1	70%

Total	2,251.2	1,478.9	1,155.9	772.3	52%	323.0	28%
Cost of goods sold	1,397.9	1,065.0	804.3	332.9	31%	260.7	32%

Gross margin	$853.3	$413.9	$351.6	$439.4	106%	$62.3	18%

Gross margin as a percent of net sales	37.9%	28.0%	30.4%
Sales volume (in thousands of metric tonnes)
Fertilizer (a) :
North America	3,354	3,393	2,509	(39)	(1%)	884	35%
International	4,151	3,596	2,842	555	15%	754	27%

Total	7,505	6,989	5,351	516	7%	1,638	31%
Non-agricultural (industrial and feed)	1,058	918	1,148	140	15%	(230)	(20%)

Total (b)	8,563	7,907	6,499	656	8%	1,408	22%

Average selling price per tonne:
MOP (FOB plant)	$226	$144	$144	$82	57%	$-	0%
K-Mag ® (FOB plant)	148	119	116	29	24%	3	3%

(a)	Excludes tonnes related to a third-party tolling arrangement
(b)	Includes sales volumes (in thousands of metric tonnes) of 838 tonnes, 735 tonnes and 784 tonnes of K-Mag® for fiscal 2008, 2007 and 2006, respectively

Fiscal 2008 compared to Fiscal 2007

Potash’s net sales were $2.3 billion in fiscal 2008, compared to $1.5 billion in fiscal 2007. Potash’s net sales increased 52% in fiscal 2008 compared to fiscal 2007 primarily due to a significant increase in potash selling prices along with higher sales volumes. The increase in potash selling prices was due to the same factors described in “Overview of fiscal 2008, 2007, and 2006”.

Our average MOP selling price was $226 per tonne in fiscal 2008, an increase of $82 per tonne compared with fiscal 2007. Our average K-Mag® selling price of $148 per tonne in fiscal 2008 increased $29 per tonne compared with fiscal 2007. Approximately 12% of our net sales were to non-agricultural customers during fiscal 2008 and 2007. These non-agricultural customers represent a diverse end user mix. With the exception of legacy contracts with one customer, all new agreements with non-agricultural customers are based on pricing formulas that are based on historical market prices and can result in a significant lag compared to our agricultural contract pricing in rising markets.

Potash sales volumes increased to 8.6 million tonnes in fiscal 2008 compared with 7.9 million tonnes a year ago, or 8%. This was a result of increased global demand, which we helped satisfy from a full year of production from our fiscal 2007 capacity expansion at our Esterhazy mine. International sales volumes increased approximately 15% due to increased demand for MOP. During fiscal 2008, potash supply contract negotiations between Canpotex and China were delayed until mid-April. Product supply traditionally sold to China during the contract delay period was sold to other customers. Fiscal 2008 potash sales volumes benefited from selling through existing inventories resulting in lower than normal beginning potash inventories in fiscal 2009. Accordingly, this benefit will not be available in fiscal 2009.

Potash gross margin for fiscal 2008 was $853.3 million compared with $413.9 million in fiscal 2007. Potash gross margin as a percent of net sales increased to 37.9% in fiscal 2008 from 28.0% in fiscal 2007 mainly due to the significant increases in potash selling prices, partially offset by higher costs of production compared with the same period in fiscal 2008. The increase in production costs was primarily the result of significantly higher Canadian resources taxes and royalties, the effect of a stronger Canadian dollar on operating costs and, to a lesser extent, the higher costs for resources due to continuing inflationary pressures.

We recorded approximately $361.8 million in Canadian resource taxes and royalties in fiscal 2008 compared to $154.1 million in fiscal 2007. For the fourth quarter of 2008 and 2007, Canadian resource taxes and royalties were $207.1 million and $52.3 million, respectively. This is a result of our increased profitability and the surge in potash selling prices, a trend we expect to lead to a substantial increase in these costs again in fiscal 2009.

Our production costs for our Potash operations also increased during fiscal 2008 compared with fiscal 2007 due to inflationary pressures on resources. Costs at our Belle Plaine, Saskatchewan, potash solution mine were significantly affected by increasing market prices for natural gas because solution mining, unlike shaft mining, uses a significant amount of natural gas in its production process. The continuing high rate of economic growth in western Canada, where we produce most of our potash, along with the global boom in commodity prices, has also resulted in inflationary pressures on other important resources we use in our Potash business, including steel, reagents, and labor for routine maintenance and production. We expect that inflationary pressures will also impact the capital cost of our planned Potash capacity expansions.

As part of our strategic initiatives, we have announced plans to grow our Potash business through expansion of our existing potash mines by more than five million tonnes of annual capacity over the next twelve years. We believe forecasted global demand and supply fundamentals support the need for our growth. Some of the expansions are already underway while others are in the planning and approval stages. Based on our construction experience and ongoing detailed design, scope and cost analyses, we expect the size of our expansions to be modestly higher than previously estimated. The costs of our expansions, particularly in later years, may be substantially higher than previously estimated. Inflationary pressures on construction as described above are affecting the cost of building or expanding potash capacity across the industry, particularly for longer time horizon projects. We are continuing to assess the impact of these inflationary pressures and the increased size on the capital costs of our expansions. We believe that our expansions remain cost effective, financially attractive and significantly less than the cost of a greenfield project. We have the flexibility to moderate the timing of these expansions, if necessary.

In addition to these expansions, approximately 1.3 million tonnes of annual capacity will revert to Mosaic upon expiration of a third party tolling agreement at Esterhazy.

Our remediation efforts have reduced the brine inflows at our Esterhazy, Saskatchewan potash mine to a rate that is consistent with our experience in recent years, and we are reducing the accumulated brine level in the mine. We expensed $72.3 million, including depreciation of $5.2 million, and capitalized $15.8 million related to the brine inflows at our Esterhazy mine during fiscal 2008. In fiscal 2007 we expensed $56.2 million, including depreciation of $1.4 million, and capitalized $45.9 million related to brine inflows at our Esterhazy mine. Approximately 25% of these cash costs for the brine inflows were reimbursed by a third party customer for whom we toll potash reserves.

Fiscal 2007 compared to Fiscal 2006

Potash’s net sales were $1.5 billion in fiscal 2007, compared to $1.2 billion in fiscal 2006. Potash’s net sales increased 28% in fiscal 2007 compared to fiscal 2006 primarily due to higher sales volumes. Potash sales volumes increased to 7.9 million tonnes in fiscal 2007 compared with 6.5 million tonnes in fiscal 2006.

Potash sales volumes increased 22% in fiscal 2007 as a result of strong North American and international markets. Stronger agricultural market fundamentals including higher grain prices in both North America and internationally led to demand growth for potash. The increase in international demand was due to increases in key countries, including China, Brazil, India and Malaysia. This compares with slow international sales in the second half of fiscal 2006 as Canpotex did not make shipments during the second half of fiscal 2006 to these countries due to a lack of supply contracts. Canpotex entered into new supply contracts with its customers in these countries in the first half of fiscal 2007.

Potash gross margin for fiscal 2007 was $413.9 million compared with $351.6 million in fiscal 2006. Potash gross margin as a percent of net sales declined to 28.0% in fiscal 2007 from 30.4% in fiscal 2006 mainly due to higher costs of production compared with the same period the prior year. The increase in production costs was primarily a result of an increase in the brine inflows at our Esterhazy mine, the increase in the Canadian dollar exchange rate, higher Canadian resource taxes and royalties, partially offset by lower natural gas costs. Included in fiscal 2007 gross margin are $2.5 million unrealized mark-to-market gains on foreign currency derivative exchange contracts and natural gas derivative contracts compared to gains of $18.7 million in fiscal 2006.

Our average MOP selling price was $144 per tonne in fiscal 2007, which was comparable to fiscal 2006. Our average K-Mag® selling price was $119 per tonne in fiscal 2007, an increase of $3 per tonne compared with fiscal 2006. Approximately 12% of our net sales were to non-agricultural customers during 2007, compared with 18% in the prior year. Prices to non-agricultural customers generally were based on long-term legacy contracts at prices which were below our average potash selling price. The average non-agricultural potash price increased during the second half of fiscal 2007, although the average remained below our average selling prices for agricultural sales.

In fiscal 2007, our 1.1 million tonnes per year capacity expansion at our Esterhazy mine was completed at a capital cost of approximately $38 million. A customer under a third-party tolling contract paid for one-quarter of the capital cost of this project and receives one-quarter of the additional production until the customer receives all of its available reserves under the contract.

In December 2006, the brine inflows at our Esterhazy, Saskatchewan potash mine increased to a level that was significantly higher than we had previously experienced. In the second half of fiscal 2007 and continuing into fiscal 2008, we incurred higher operating and capital costs associated with our remediation of the brine inflows. By fiscal year-end, our remediation efforts reduced the brine inflows to a rate that was consistent with our experience in recent years, and our increased pumping efforts began to reduce the level of brine in the mine. We expensed $56.2 million, including depreciation of $1.4 million, and capitalized $45.9 million related to brine inflows at our Esterhazy mine during fiscal 2007. In fiscal 2006 we expensed $33.2 million, including depreciation of $1.5 million, and capitalized $2.0 million related to brine inflows at our Esterhazy mine. Approximately 25% of these costs for the brine inflows were reimbursed by a third party customer for whom we toll potash reserves.

Offshore Net Sales and Gross Margin

The following table summarizes Offshore net sales, gross margin information, and equity in net earnings of non-consolidated companies:

	Years Ended May 31			2008-2007		2007-2006
(in millions)	2008	2007	2006	Change	Percent	Change	Percent
Net sales	$2,223.8	$1,355.6	$1,238.9	$868.2	64%	$116.7	9%
Cost of goods sold	1,945.9	1,276.9	1,194.0	669.0	52%	82.9	7%

Gross margin	$277.9	$78.7	$44.9	$199.2	253%	$33.8	75%

Gross margin as a percent of net sales	12.5%	5.8%	3.6%
Equity in net earnings of nonconsolidated companies
Fertifos S.A.	$49.2	$14.4	$20.0	$34.8	242%	$(5.6)	(28%)
Other companies	5.8	2.1	7.0	3.7	176%	(4.9)	(70%)

Total	$55.0	$16.5	$27.0	$38.5	234%	$(10.5)	(39%)

Fiscal 2008 compared to Fiscal 2007

Offshore’s net sales were $2.2 billion in fiscal 2008 compared with $1.4 billion in fiscal 2007, an increase of 64%, primarily as a result of increased selling prices. The increase in Offshore selling prices was due to the same factors described in “Overview of Fiscal 2008, 2007, and 2006”.

Gross margins increased to $277.9 million, or 12.5% of net sales, compared to $78.7 million, or 5.8% of net sales, in fiscal 2007. Our Offshore segment sells products produced by our Phosphates and Potash segments, as well as other suppliers. The increase in gross margin as a percentage of net sales was primarily due to the increase in selling prices and the benefit of positioning of lower cost inventories during a period of rising selling prices. If selling prices do not continue to rise in fiscal 2009, these benefits would not be expected to continue.

Gross margin in Brazil increased to $153.8 million, or 10.3% of net sales, in fiscal 2008 compared with $38.5 million, or 5.3% of net sales, in fiscal 2007. The primary driver of the gross margin increase in Brazil was a result of strong agricultural fundamentals and the benefit of positioning of lower cost inventory during a period of rising selling prices.

In India, gross margin increased $30.5 million in fiscal 2008 compared with fiscal 2007. The increase was primarily due to the benefit of lower cost inventory positions on product during a period of rising selling prices.

In Argentina, gross margin increased $23.6 million in fiscal 2008 compared with fiscal 2007. Gross margin increased primarily as a result of due to the same factors described above and increased production from the granular single superphosphate (“GSSP”) plant in Argentina.

Equity in net earnings of non-consolidated companies increased to $55.0 million for fiscal 2008 compared with $16.5 million in fiscal 2007. This was mainly the result of improved equity earnings from our investment in Fertifos S.A. and its subsidiary Fosfertil, which operate in Brazil. The increase in equity earnings from Fertifos S.A. and its subsidiary Fosfertil is due to higher selling prices and increased demand for crop nutrients in Brazil.

Fiscal 2007 compared to Fiscal 2006

Offshore’s net sales were $1.4 billion in fiscal 2007 compared with $1.2 billion in fiscal 2006, an increase of 9%, primarily as a result of higher volumes in Brazil, which was partially offset by lower Australia volumes due to the end of a marketing agreement with a third party. Gross margins increased to $78.7 million, or 5.8% of net sales, compared to $44.9 million, or 3.6% of net sales, in fiscal 2006.

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

In Argentina, gross margin increased $2.9 million in fiscal 2007 compared with fiscal 2006. Gross margin increased primarily as a result of our new GSSP plant, with a capacity of 240,000 tonnes per year, which began production during the first quarter of fiscal 2007.

In India, gross margin declined $7.6 million in fiscal 2007 compared with fiscal 2006. The decrease was primarily due to the effect of a weaker U.S. dollar and an unfavorable effect on the subsidy from the Indian government as an increase in distribution costs was not fully compensated in the subsidy.

Other Income Statement Items

	Years ended May 31			2008-2007		2007-2006		Percent of Net Sales
(in millions)	2008	2007	2006	Change	Percent	Change	Percent	2008	2007	2006
Selling, general and administrative expenses	$323.8	$309.8	$241.3	$14.0	5%	$68.5	28%	3%	5%	5%
Restructuring loss (gain)	18.3	(2.1)	287.6	20.4	NM	(289.7)	NM	0%	(0%)	5%
Interest expense	124.0	171.5	166.5	(47.5)	(28%)	5.0	3%	1%	3%	3%
Interest income	33.5	21.9	13.3	11.6	53%	8.6	65%	0%	0%	0%

Interest expense, net	90.5	149.6	153.2	(59.1)	(40%)	(3.6)	(2%)	1%	3%	3%
Foreign currency transaction loss	57.5	8.6	100.6	48.9	569%	(92.0)	(91%)	1%	0%	2%
Loss (gain) on extinguishment of debt	2.6	(34.6)	-	37.2	(108%)	(34.6)	NM	0%	(1%)	0%
Other (income) expense	(26.3)	(13.0)	8.2	13.3	(102%)	(21.2)	NM	(0%)	(0%)	0%
Provision for income taxes	714.9	123.4	5.3	(591.5)	(479%)	118.1	2228%	7%	2%	0%
Equity in net earnings of nonconsolidated companies	124.0	41.3	48.4	82.7	200%	(7.1)	(15%)	1%	1%	1%

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $323.8 million for fiscal 2008 compared to $309.8 million for fiscal 2007. The increase in selling, general and administrative expenses was primarily the result of higher incentive compensation accruals and external consulting fees.

Selling, general and administrative expenses were $309.8 million for fiscal 2007 compared to $241.3 million for fiscal 2006. This increase in expense was primarily a result of higher incentive compensation accruals, higher share-based compensation costs related to the effects of changes to our executive leadership, including the retirement of our former Chief Executive Officer and changes in our long-term incentive awards to employees, and post-implementation and depreciation costs related to our enterprise resource planning system. In addition, in fiscal 2006, we reversed an allowance associated with value added tax credits in Brazil, which we offset against other federal taxes payable in Brazil.

Restructuring (Gain) Loss

During fiscal 2008, we had a net restructuring loss which related to a revision in our estimated cash flows for asset retirement obligations (“ARO”) of previously closed facilities, primarily related to water treatment and phosphogypsum stack closure costs at our former Green Bay, Florida, facility. Annually, we review the costs related to our ARO to determine if revisions are necessary. We normally have revisions to these costs as underlying factors continue to change, such as water treatment costs. In fiscal 2007, revisions or other costs that related to restructuring were minimal.

During fiscal 2006, we had a pre-tax restructuring charge of $287.6 million due to the restructuring of our Phosphates business. The restructuring included the indefinite closure of one phosphate rock mine and two phosphate concentrate plants. We closed these three facilities because they were among our highest cost operations.

Interest Expense, net

Interest expense, net of interest income, was $90.5 million in fiscal 2008, compared to $149.6 million in fiscal 2007. The decrease in interest expense is primarily due to lower average debt balances as a result of repayments of long-term debt. In fiscal 2008 and 2007, interest income was $33.5 million and $21.9 million, respectively. The increase in interest income for fiscal 2008 related to an increase in cash and cash equivalents as a result of our strong operating results.

Interest expense, net of interest income, was $149.6 million in fiscal 2007, compared to $153.2 million in fiscal 2006. Interest expense increased from $166.5 million in fiscal 2006 to $171.5 million in fiscal 2007 due to an increase in LIBOR rates, an increase in the spread paid on term loans, and an increase in the effective rate paid on long term bonds. In fiscal 2007 and 2006, our interest income was $21.9 million and $13.3 million, respectively. Interest income increased as a result of a higher level of cash and cash equivalents.

Foreign Currency Transaction Loss

In fiscal 2008, we recorded a foreign currency transaction loss of $57.5 million compared with a loss of $8.6 million in the prior year. In both years, this was mainly the result of the effect of a significant strengthening of the Canadian dollar on significant U.S. dollar denominated intercompany receivables, intercompany loans and receivables, and cash held by our Canadian affiliates. The average value of the Canadian dollar increased by 7.1% in fiscal 2008. This was slightly offset by the effect of the strengthening of the Brazilian real on U.S. dollar denominated payables and intercompany payables.

In fiscal 2007, we recorded a foreign currency transaction loss of $8.6 million compared with a loss of $100.6 million in the prior year. In both years, this was mainly the result of the effect of a stronger Canadian dollar on large U.S. dollar denominated assets held by our Canadian subsidiaries. The average value of the Canadian dollar increased by 2.8% in fiscal 2007.

Loss (Gain) on Extinguishment of Debt

We had a pre-tax gain on the extinguishment of debt of $33.9 million in the third quarter of fiscal 2007 related to the Refinancing of approximately $2 billion in debt on December 1, 2006. We also paid down approximately $280 million of debt in the fourth quarter of fiscal 2007, which triggered a gain on the extinguishment of debt of $0.7 million. See Note 12 to the Consolidated Financial Statements.

Other (Income) Expense

We had other income of $26.3 million in fiscal 2008 compared to other income of $13.0 million in fiscal 2007. Other income in fiscal 2008 primarily relates to a $24.6 million gain in December 2007 on our sale of an investment in a business in which IMC had sold the majority interest prior to the Combination. Other income in fiscal 2007 primarily relates to a favorable arbitration award received in July 2006 of $15.3 million that related to an environmental dispute involving IMC prior to the Combination.

Provision for Income Taxes

Years Ended May 31	Effective Tax Rate	Provision for Income Taxes
2008	26.7%	$714.9
2007	24.4%	123.4
2006	3.3%	5.3

Income tax expense for fiscal 2008 was $714.9 million, an effective tax rate of 26.7%, on pre-tax income of $2.7 billion. The fiscal 2008 rate reflects a number of benefits including $34.0 million from a reduction of our Canadian deferred tax liabilities as a result of a statutory reduction in the Canadian federal corporate tax rate, $62.2 million related to our ability to utilize foreign tax credits, $29.8 million related to the reduction of the valuation allowance that related to a portion of our U.S. deferred tax assets and approximately $30.0 million related to the reduction of the valuation allowance that related to a portion of our non-U.S. deferred tax assets.

Income tax expense for fiscal 2007 was $123.4 million, an effective tax rate of 24.4%, on pre-tax income of $505.7 million. The fiscal 2007 tax rate reflects a benefit of approximately $46.0 million from a reduction of our Canadian deferred tax liabilities as a result of a statutory reduction in the Canadian federal corporate tax rate and the elimination of the corporate surtax, a change in the pre-tax profit mix among Mosaic’s business geographies, as well as a benefit from the U.S. valuation allowance that was reduced due to fiscal 2007 activity.

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

As of May 31, 2008 we had estimated carryforwards for tax purposes as follows: alternative minimum tax credits of $125.6 million, net operating losses of $53.5 million, capital losses of approximately $23 million, and foreign tax credits of $115.7 million. See Note 14 to our Consolidated Financial Statements for further information about these carryforwards.

Equity in Net Earnings of Non-Consolidated Companies

Equity in net earnings of non-consolidated companies was $124.0 million in fiscal 2008 compared with $41.3 million in fiscal 2007, and $48.4 million in fiscal 2006. The largest earnings contributors were Fertifos S.A. and its subsidiary Fosfertil, which is included in our Offshore segment, and Saskferco Products Inc., (“Saskferco”), which is included in our Corporate, Eliminations, and Other segment. The increase in equity earnings in fiscal 2008 from Fertifos S.A. and its subsidiary Fosfertil is a result of higher local demand for fertilizer products and increased selling prices because of the strong global agricultural fundamentals. The increase in equity earnings in fiscal 2008 from Saskferco is a result of higher nitrogen selling prices and mark-to-market gains on natural gas derivatives. As discussed in Note 25 to the Consolidated Financial Statements, we have announced a definitive agreement to sell Saskferco.

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

Share-Based Payments

Costs associated with stock-based compensation are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 (R) “Share-Based Payment” (“SFAS 123R”). Under SFAS 123R, share-based compensation expense is measured at the grant date based on the fair value of the award using the Black-Scholes option valuation model and is recognized as an expense over the service period. Determining the fair value of the stock-based awards at the grant date requires judgment. Key assumptions used in a Black-Scholes option valuation model include estimating the expected term of stock options, the expected volatility of our stock and expected dividends. In addition, estimates of the number of share-based awards that are expected to be forfeited are also required as a component of measuring share-based compensation expense.

Goodwill

We review goodwill for impairment annually or at any time events or circumstances indicate that the carrying value may not be fully recoverable. Under our accounting policy, an annual review is performed in the second quarter of each year, or more frequently if indicators of potential impairment exist. Our impairment review process is based on a discounted future cash flow approach that uses estimates of revenues for the reporting units, driven by sales volumes, average sales price and estimated future gross margin, as well as appropriate foreign exchange, discount and tax rates. These estimates are consistent with the plans and estimates that are used to manage the underlying businesses. Charges for impairment of goodwill for a reporting unit may be incurred if the reporting unit fails to achieve its assumed sales volume or assumed gross margin, or if interest rates increase significantly.

Recoverability of Long-Lived Assets

The assessment of the recoverability of long-lived assets reflects management’s assumptions and estimates. Factors that management must estimate when performing impairment tests include sales volumes, prices, inflation, discount rates, exchange and tax rates, and capital spending. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. The measurement of the recoverability of these assets is dependent upon the accuracy of the assumptions used in making these estimates and how the estimates compare to the eventual future operating performance of the specific businesses to which the assets are attributed. Certain of the operating assumptions are particularly sensitive to the cyclical nature of our Phosphates business. There have been no triggering events in the current year that would require an evaluation of the recoverability of long-lived assets.

Useful Lives of Depreciable Assets

Property, plant and equipment are depreciated based on their estimated useful lives, which typically range from three to 40 years. We estimate initial useful lives based on experience and current technology. These estimates may be extended through sustaining capital programs. Factors affecting the fair value of our assets may also affect the estimated useful lives of our assets and these factors can change. Therefore, we periodically review the estimated remaining useful lives of our facilities and other significant assets and adjust our depreciation rates prospectively where appropriate.

Environmental Liabilities and Asset Retirement Obligations

We record liabilities for various environmental and reclamation matters including the demolition of former operating facilities, and AROs.

Accruals for environmental matters are based on third party estimates for the cost of remediation at previously operated sites and estimates of legal costs for ongoing litigation. In accordance with Statement of Position 96-1, “Environmental Remediation Liabilities,” which prescribes the guidance contained within SFAS No. 5, “Accounting for Contingencies,” (“SFAS 5”) and Financial Accounting Standards Board (“FASB”) Interpretation No. 14, “Reasonable Estimation of an Amount of a Loss,” we are required to assess the likelihood of material adverse judgments or outcomes as well as potential ranges or probability of losses. We determine the amount of accruals required, if any, for environmental liabilities after carefully analyzing each individual matter. Actual costs incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. As of May 31, 2008 and 2007, we had accrued $22.8 million and $16.7 million, respectively, for environmental matters.

Based upon the guidance of SFAS No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS 143”) we, together with third party consultants, develop estimates for the costs of retiring certain of our long-term operating assets. The costs are inflated based on an inflation factor and discounted based on a credit-adjusted risk-free rate. For operating facilities, fluctuations in the estimated costs, inflation and interest rates can have an impact on the amounts recorded on the Consolidated Balance Sheets. However, changes in the assumptions would not have a significant impact on the Consolidated Statements of Operations. For restructured and idled facilities and land reclamation, fluctuations in the estimated costs, inflation and interest rates can have an impact on the Consolidated Statements of Operations. The land reclamation occurs at the same pace as the mining activity; as such, we determined that it is appropriate to capitalize an amount of asset retirement cost and allocate an equal amount to expense in the same accounting period. In addition our closed facilities do not have a future economic life; therefore, any changes to those balances have an immediate impact on our Consolidated Statements of Operations. A 1% increase or decrease in the discount rate used to calculate our land reclamation would result in a $5.8 million decrease in expense or a $6.3 million increase in expense for land reclamation, respectively. A further discussion of the Company’s asset retirement obligations can be found in Note 15 to the Consolidated Financial Statements.

Pension Plans and Other Postretirement Benefits

The accounting for benefit plans is highly dependent on actuarial estimates, assumptions and calculations which result from a complex series of judgments about future events and uncertainties. The assumptions and actuarial estimates required to estimate the employee benefit obligations for pension plans and other postretirement benefits include discount rate, expected salary increases, certain employee-related factors, such as turnover, retirement age and mortality (life expectancy), expected return on assets and healthcare cost trend rates. We evaluate these critical assumptions at least annually. Our assumptions reflect our historical experiences and our best judgment regarding future expectations that have been deemed reasonable by management. The judgments made in determining the costs of our benefit plans can impact our results of operations. As a result, we obtain assistance from actuarial experts to aid in developing reasonable assumptions and cost estimates. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The effects of actual results differing from our assumptions are included as a component of other comprehensive income as unamortized net gains and losses, which are amortized over future periods. At May 31, 2008 and 2007, we had $155.1 million and $195.4 million, respectively, accrued for pension and other postretirement benefit obligations. We have included a further discussion of pension and other postretirement benefits in Note 18 of our Consolidated Financial Statements.

Income Taxes

We recognize income taxes in each of the jurisdictions in which we operate. For each jurisdiction, we estimate the actual amount of taxes currently payable or receivable, as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. For example, in fiscal 2008, there was a statutory reduction in the future Canadian federal corporate tax rate for which we recorded a benefit of approximately $34 million.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized, which generally includes significant estimates and assumptions which result from a complex series of judgments about future events. The judgments include evaluating objective evidence, both positive and negative, in determining the need for a valuation allowance. In determining whether a valuation allowance is required, we apply the principles enumerated in SFAS No. 109, “Accounting for Income Taxes,” (“SFAS 109”) in the U.S. and each foreign jurisdiction in which a deferred tax asset is recorded. In addition, as part of the process of recording the Combination, we have made certain adjustments to valuation allowances related to the businesses of IMC (“Purchase Accounting Valuation Allowances”). If during an accounting period we determine that we will not realize all or a portion of our deferred tax assets, we will increase our valuation allowances with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related tax benefits, we will reduce valuation allowances with either (i) a reduction to goodwill, if the reduction relates to Purchase Accounting Valuation Allowances, or (ii) in all other cases, with a reduction to income tax expense. Prior to fiscal 2008, we had provided a valuation allowance for a portion of our U.S. deferred tax assets and certain non-U.S. deferred tax assets. During the first quarter of fiscal 2008, we determined that it was more likely than not that we would realize the benefits of the U.S. deferred tax assets related to net operating loss carryforwards, alternative minimum tax (“AMT”) credit carryforwards and other deductible temporary differences for which a U.S. valuation allowance had been recorded. In reaching those conclusions we considered both positive and negative evidence. Positive evidence included our recent strong earnings and operating performance, the expectation of continued strength in the agricultural markets that we serve and the related expectation of future taxable income during the carryforward periods of our various tax carryforwards. Negative evidence that we considered included losses in the U.S. during several fiscal quarters since inception, the loss experience of IMC in the U.S. during years prior to the business combination, the significant U.S. loss in the fourth quarter of fiscal 2006 associated with the restructuring, and the limited period of the improved operating performance. Through our analysis, we have determined that sufficient evidence existed to conclude that as of August 31, 2007, it was more likely than not that the benefits of certain U.S. deferred tax assets would be realized. Accordingly during fiscal 2008, a reduction of the U.S. valuation allowance of $250.1 million was recorded. Approximately $213.6 million of the offset was a reduction to goodwill and approximately $31.0 million was a reduction to income tax expense. The reversal was recorded over each of the quarters of fiscal 2008 as the related income was generated. During the fourth quarter of fiscal 2008, we determined that our valuation allowance against certain non-U.S. deferred tax assets recorded in prior fiscal years was not required. A reduction of the majority of the non-U.S. valuation allowance of approximately $30.0 million was recorded as a reduction to income tax expense. We no longer carry a valuation allowance of $5.5 million against U.S. capital loss carryforwards as the capital losses expired at the end of fiscal 2008.

Effective June 1, 2007, we adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken in a tax return. Under FIN 48, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on subsequent de-recognition of tax positions, financial statement classification, recognition of interest and penalties, accounting in interim periods and disclosure and transition rules.

Canadian Resource Taxes and Royalties

We pay Canadian resource taxes consisting of the Potash Production Tax and capital taxes. The Potash Production Tax is a Saskatchewan provincial tax on potash production and consists of a base payment and a profits tax. We also pay the greater of (i) a capital tax on the paid-up capital of our subsidiaries that own and operate our Saskatchewan potash mines or (ii) a percentage of the value of resource sales from our Saskatchewan mines. We also pay capital tax in other Canadian provinces. In addition to the Canadian resource taxes, royalties are payable to the mineral owners in respect of potash reserves or production of potash. Our Canadian resource taxes and royalties expenses were $361.8 million, $154.1 million and $118.4 million for fiscal 2008, 2007 and 2006 respectively. These resource taxes and royalties are recorded in our cost of goods sold.

The profits tax is the most significant part of the Potash Production Tax. The profits tax is calculated on the potash content of each tonne sold (“K2O tonne”) from each Saskatchewan mine. A 15% tax rate applies to the first $58.15 (CAD) of profit per K2O tonne and a 35% rate applies to the additional profit per K2O tonne. Not all K2O tonnes sold are subject to the profits tax. Although all K2O tonnes sold by mine are used in calculating profit per K2O tonne, the tax is applied to the lesser of (i) actual K2O tonnes sold or (ii) the average K2O tonnes sold for the years 2001 and 2002. The Potash Production Tax is calculated on a calendar year basis and the total expense for fiscal year ended May 31, 2008 is based in part on forecasted profit per K2O tonne for calendar 2008.

A $100 increase or decrease in the price of Potash, that takes effect August 31, 2008 and remains in effect for the remainder of calendar 2008, would result in an approximately $24 million increase or decrease, respectively, in Canadian resource taxes and royalties within cost of goods sold.

Variable Interest Entities

In the normal course of business, we may enter into arrangements that need to be examined to determine whether they fall under the variable interest entity (“VIE”) accounting guidance prescribed under FASB Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities.” In accordance with the interpretation, management must exercise significant judgment to determine if VIE relationships are required to be consolidated. We use a variety of complex estimation processes involving both qualitative and quantitative factors that may involve the use of a number of assumptions about the business environment in which an entity operates to determine whether the entity is a VIE, and to analyze and calculate its expected losses and expected residual returns. These processes involve estimating the future cash flows and performance of the entity, analyzing the variability in those cash flows and allocating the losses and returns among the identified parties holding variable interests. Our interests are then compared to those of unrelated outside parties to identify if we are the primary beneficiary, and thus should consolidate the entity. In fiscal 2008, we did not identify any additional VIEs that would require consolidation or disclosure. We currently consolidate three VIEs, which we further discuss in Note 13 of our Consolidated Financial Statements.

Litigation

We are involved from time to time in claims and legal actions incidental to our operations, both as plaintiff and defendant. We have established what we currently believe to be adequate accruals for pending legal matters. These accruals are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as advice of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. Changes in accruals, both up and down, are part of the ordinary, recurring course of business, in which management, after consultation with legal counsel, is required to make estimates of various amounts for business and strategic planning purposes, as well as for accounting and Securities Exchange Act of 1934 reporting purposes. These changes are reflected in the reported earnings of the Company each quarter. The litigation accruals at any time reflect updated assessments of the then-existing claims and legal actions as assessed under

SFAS 5. The final outcome or potential settlement of litigation matters could differ materially from the accruals which have been established by the Company.

Capital Resources and Liquidity

We define liquidity as the ability to generate adequate amounts of cash to meet current cash needs. We assess our liquidity in terms of our ability to fund working capital requirements, fund capital expenditures and expansion efforts in the future, and make payments on and refinance our indebtedness. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. We believe that our cash, other liquid assets and operating cash flow, together with available borrowings and potential access to credit and capital markets, will be sufficient to meet our operating and capital expenditure requirements and to service our debt and meet other contractual obligations as they become due.

Cash Requirements

We have certain contractual cash obligations that require us to make payments on a scheduled basis which include, among other things, long-term debt payments, interest payments, operating leases, unconditional purchase obligations, and funding requirements of pension and postretirement obligations. Our unconditional purchase obligations are our largest contractual cash obligation. Unconditional purchase obligations are contracts to purchase raw materials such as sulfur, ammonia and natural gas. Our next largest cash obligations are our long-term debt that has maturities ranging from one year to 19 years and finally, our ARO and other environmental obligations primarily related to our Phosphates segment. We expect to fund our purchase obligations, ARO, and capital expenditures with a combination of operating cash flows, cash and cash equivalents, and borrowings. For fiscal 2009, we expect our capital expenditures to significantly increase due to large investments within our existing businesses. See Off-Balance Sheet Arrangements and Obligations for the amounts owed by Mosaic under Contractual Cash Obligations.

Sources and Uses of Cash

The following table represents a comparison of the cash provided by operating activities, cash used in investing activities, and cash provided by (used in) financing activities for fiscal 2008, 2007 and 2006:

	Years ended			2008 - 2007		2007 - 2006
(in millions)	May 31, 2008	May 31, 2007	May 31, 2006	$ Change	% Change	$ Change	% Change
Cash Flow
Cash provided by operating activities	$2,546.6	$707.9	$294.4	$1,838.7	260%	$413.5	140%
Cash used in investing activities	(341.6)	(304.0)	(359.2)	(37.6)	12%	55.2	(15%)
Cash (used in) provided by financing activities	(709.8)	(173.2)	6.3	(536.6)	310%	(179.5)	NM

Our strong operating cash flow in fiscal 2008 resulted in cash and cash equivalents at May 31, 2008 of $2.0 billion, up from $420.6 million at May 31, 2007 and also permitted us to repay $801 million of long-term debt during fiscal 2008. Funds generated by operating activities, available cash and cash equivalents and our credit facilities continue to be our most significant sources of liquidity. We believe funds generated from the expected results of operations and available cash and cash equivalents will be sufficient to finance anticipated expansion plans and strategic initiatives in fiscal 2009. In addition, our credit facilities are available for additional working capital needs and investment opportunities. There can be no assurance, however, that we will continue to generate cash flows at or above current levels.

Operating Activities

Operating activities provided $2.5 billion of cash for fiscal 2008, an increase of $1.8 billion compared to fiscal 2007. The increase in cash flows was primarily the result of significant growth in net earnings, an increase in accrued liabilities primarily driven by an increase in customer prepayments and an increase in accounts payable to finance our Offshore inventories, partially offset by an increase in accounts receivable and inventories. Accounts receivable increased due to higher selling prices and sales volumes. Inventories increased as a result of higher sulfur and ammonia costs and an increase in our Offshore inventories as a result of accumulating lower cost inventories during a time of rising prices.

Operating activities provided $707.9 million of cash for fiscal 2007, an increase of $413.5 million compared to fiscal 2006. The increase in cash flows was primarily the result of growth in net earnings, an increase in accounts payable and accrued liabilities, partially offset by an increase in accounts receivable and a decrease in other noncurrent liabilities, and by a $94.0 million payment in fiscal 2006 in connection with early termination of a phosphate rock contract and settlement of a lawsuit related to the contract. Accounts receivable increased primarily as a result of higher phosphate prices and higher sales volumes in the fourth quarter of fiscal 2007. Accounts payable increased primarily as a result of the timing of payments. Accrued liabilities increased as a result of higher incentives accruals, higher accrued taxes, and more customer prepayments at the end of fiscal 2007. Noncurrent liabilities decreased as a result of reduction in our ARO. In fiscal 2006, we paid $84.0 million in connection with the early termination of a phosphate rock sales agreement between U.S. Agri-Chemicals Corporation and Mosaic Fertilizer, LLC and $10.0 million to settle an existing lawsuit relating to certain pricing disputes under the agreement.

Investing Activities

Investing activities used $341.6 million of cash for fiscal 2008, an increase of $37.6 million compared to fiscal 2007. The increase in cash used by investing activities was mainly the result of higher capital expenditures in fiscal 2008 partially offset by proceeds from the sale of an investment. For fiscal 2009, we expect to increase our capital expenditures in order to fund our initiatives for expanding our existing businesses and to sustain the operating rates necessary to support current and planned production volumes.

Investing activities used $304.0 million of cash for fiscal 2007, a decrease of $55.2 million compared to fiscal 2006. The decrease in cash used by investing activities was mainly the result of lower capital expenditures in fiscal 2007 primarily as a result of the impact of the Phosphates Restructuring, partially offset by increased spending in the Potash segment for the Esterhazy expansion and Esterhazy brine inflows. Investing activities in fiscal 2006 included $44.0 million in proceeds from a note receivable from Saskferco.

Financing Activities

Cash used in financing activities for fiscal 2008 was $709.8 million, an increase of $536.6 million compared to $173.2 million in fiscal 2007. The primary reason for the increase in cash used in financing activities in fiscal 2008 relates to the paydown of debt. We paid down $801 million of long-term debt in fiscal 2008. This was partially offset by increased proceeds from stock options exercised and excess tax benefits related to stock option exercises.

Cash used in financing activities for fiscal 2007 was $173.2 million, an increase of $179.5 million compared to cash provided by financing activities of $6.3 million in fiscal 2006. The primary reason for the increase in cash used in financing activities in fiscal 2007 relates to the repayment of debt and the charges involved with the completion of the Refinancing that occurred on December 1, 2006. We paid down approximately $280 million of debt in the fourth quarter of fiscal 2007 which was partially offset by net cash received from the Refinancing. In association with the Refinancing, we paid a tender premium of $111.8 million, terminated an interest rate swap at $6.4 million, and incurred deferred financing fees of $15.6 million. In addition, we paid down our revolving credit facility under the senior secured credit facility; however, this was offset by our Offshore segment obtaining short term borrowings to fund the purchase of inventories. The above activities were partially offset by additional proceeds received from stock option exercises. See Note 12 to the Consolidated Financial Statements for information regarding the Refinancing.

Debt Instruments, Guarantees and Related Covenants

Our strong cash flows during fiscal 2008 and the latter part of fiscal 2007 allowed us to prepay $1 billion in debt from May 1, 2007 through December 31, 2007, achieving our goal of reducing our long-term debt and marking a key milestone toward our goal of obtaining an investment grade credit rating. During the remainder of fiscal 2008, our strong cash flows allowed us to accumulate significant cash and cash equivalents and we were able to eliminate a restriction on capital expenditures from our debt covenants, which should help enable us to grow our businesses in the future. In June 2008, two of three credit rating agencies, Fitch Inc. and Standard and Poor’s Ratings Services, that rate our 7-3/8% senior notes due 2014 and 7-5/8% senior notes due 2016 (“New Senior Notes”) upgraded their ratings of the New Senior Notes and other unsecured debt to investment grade status.2

On December 1, 2006, we completed a refinancing, consisting of (i) the purchase by subsidiaries of approximately $1.4 billion of outstanding senior notes and debentures (“Existing Notes”) pursuant to tender offers and (ii) the refinancing of a $345.0 million term loan B facility under our existing bank credit agreement. The total consideration paid for the purchase of the Existing Notes, including tender premiums and consent payments but excluding accrued and unpaid interest, was approximately $1.5 billion. Mosaic funded the purchase of the Existing Notes and the refinancing of the existing term loan B facility through the issuance of the New Senior Notes, and new $400.0 million term loan A-1 and $612.0 million new term loan B facilities under an amended and restated senior secured bank credit agreement (“Restated Credit Agreement”). See Note 12 to our Consolidated Financial Statements for additional information relating to our financing arrangements, including the Refinancing. The Refinancing lengthened the average maturity of our indebtedness, decreased our annual cash interest payments, and increased our flexibility to reduce our level of debt in the future.

New Senior Notes

The indenture relating to the New Senior Notes contained certain covenants and events of default that limited various matters or required us to take various actions under specified circumstances. In June 2008, as previously noted, two of three credit rating agencies that rate the New Senior Notes had upgraded their ratings of the New Senior Notes and other unsecured debt to investment grade status. As a result, pursuant to the terms of the indenture, most of the restrictive covenants relating to the New Senior Notes have fallen away. Certain restrictive covenants of the New Senior Notes continue to apply, including restrictive covenants limiting liens, sale and leaseback transactions and mergers, consolidations and sales of substantially all assets as well as the events of default.

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

Amended and Restated Credit Facilities

At May 31, 2008 and 2007, respectively, primarily as a result of the prepayments discussed above, the outstanding term loans under the Restated Credit Agreement were reduced to $2.2 million and $34.5 million principal amount of Term Loan A borrowings, $19.2 million and $301.2 million principal amount of Term Loan A-1 borrowings, and $29.6 million and $465.3 million principal amount of Term Loan B borrowings. The prepayments were made from available cash generated by the ongoing business operations of the company.

[2]

A security rating is not a recommendation to buy, sell or hold securities. Although a security rating may be subject to revision or withdrawal at any time by the assigning rating organization, any such revision or withdrawal would not affect the fall-away of the covenants relating to the New Senior Notes. Each rating should be evaluated separately from any other rating.

The Restated Credit Agreement requires us to maintain certain financial ratios, including a leverage ratio and an interest coverage ratio. The Restated Credit Agreement also contains events of default and covenants that, among other things, limit our ability to:

•	borrow money, issue specified types of preferred stock or guarantee or provide other support for indebtedness of third parties, including guarantees to finance purchases of our products;

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments in or loans to entities that we do not control, including joint ventures;

•

transact business with Cargill, which owns approximately 64.4% of Mosaic’s outstanding common stock, or Cargill’s other subsidiaries, except under circumstances intended to provide comfort that the transactions are fair to us;

•	use assets as security for the payment of our obligations;

•

sell assets, other than sales of inventory in the ordinary course of business, except in compliance with specified limits and up to specified dollar amounts, and in some cases require that we use the net proceeds to repay indebtedness or reinvest in replacement assets;

•	merge with or into other companies;

•	enter into sale and leaseback transactions;

•	enter into unrelated businesses;

•	enter into speculative swaps, derivatives or similar transactions;

•	fund our Offshore business segment from our North American operations; or

•	prepay indebtedness.

In addition, a change of control of Mosaic is a default under the Restated Credit Agreement.

In connection with the Refinancing, certain covenants in our existing credit agreement were amended to provide us with greater financial flexibility. These amendments included adjustments to the required levels of the leverage ratio and the interest coverage ratio.

The Restated Credit Agreement also contains other covenants and events of default that limit various matters or require us to take various actions under specified circumstances.

On May 27, 2008, we amended our Restated Credit Agreement. The amendment made several changes to the Restated Credit Agreement, including among other things:

•	Eliminating a restriction on capital expenditures and certain other limited expenditures; and

•	Increasing an exemption for borrowings by foreign subsidiaries from $200 million to 10% of consolidated assets of Mosaic and consolidated subsidiaries.

The obligations under the Restated Credit Agreement are guaranteed by substantially all of our domestic subsidiaries that are involved in operating activities, our subsidiaries that own and operate our potash mines at

Belle Plaine and Colonsay, Saskatchewan, Canada, and intermediate holding companies through which we own the guarantors. Subsidiaries that are not guarantors generally are other foreign subsidiaries, insignificant domestic subsidiaries and other domestic subsidiaries that are not directly engaged in operating activities. The obligations are secured by security interests in, mortgages on and/or pledges of (i) the equity interests in the guarantors and in domestic subsidiaries held directly by Mosaic and the guarantors under the Restated Credit Agreement; (ii) 65% of the equity interests in other foreign subsidiaries held directly by Mosaic and such guarantors; (iii) intercompany borrowings by subsidiaries that are held by Mosaic and such guarantors; (iv) our Belle Plaine and Colonsay, Saskatchewan, Canada and Hersey, Michigan potash mines and Riverview, Florida phosphate plant; and (v) all inventory and receivables of Mosaic and such guarantors.

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

Other Debt Repayments

On February 15, 2008, Phosphate Acquisition Partners LP paid at maturity $4.2 million aggregate principal amount of its 7.0% senior notes due 2008 pursuant to the terms of their indenture.

Additional information regarding our financing arrangements is included in Note 12 of our Consolidated Financial Statements.

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

Information regarding guarantees in Note 17 to the Consolidated Financial Statements is hereby incorporated by reference. We do not have any contingent interest in assets transferred, derivative instruments, or variable interest entities that qualify as off-balance sheet arrangements under SEC rules.

Contractual Cash Obligations

The following is a summary of our contractual cash obligations as of May 31, 2008:

	Total	Payments by Fiscal Year
(in millions)		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt	$1,407.4	$42.4	$51.1	$65.0	$1,248.9
Estimated interest payments on long-term debt (a)	880.6	101.3	197.4	187.8	394.1
Operating leases	105.2	36.6	44.6	18.5	5.5
Purchase commitments (b)	3,592.5	2,481.2	998.3	90.9	22.1
Pension and postretirement liabilities (c)	470.5	31.7	88.0	95.1	255.7

Total contractual cash obligations	$6,456.2	$2,693.2	$1,379.4	$457.3	$1,926.3

(a)	Based on interest rates and debt balances as of May 31, 2008.
(b)	Based on prevailing market prices as of May 31, 2008.
(c)

Fiscal 2009 pension plan payments are based on minimum funding requirements. For years thereafter, pension plan payments are based on expected benefits paid. The postretirement plan payments are based on projected benefit payments.

Other Commercial Commitments

The following is a summary of our other commercial commitments as of May 31, 2008:

	Total	Commitment Expiration by Fiscal Year
		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
(in millions)
Letters of credit	$41.2	$41.2	$-	$-	$-
Surety bonds	143.0	128.0	-	15.0	-

Total	$184.2	$169.2	$-	$15.0	$-

The surety bonds and letters of credit generally expire within one year or less but a substantial portion of these instruments provide financial assurance for continuing obligations and, therefore, in most cases, must be renewed on an annual basis. We incur liabilities for reclamation activities and phosphogypsum stack system closure in our Florida and Louisiana operations where, in order to obtain necessary permits, we must either pass a test of financial strength or provide credit support, typically in the form of surety bonds or letters of credit. As of May 31, 2008, we had $108.5 million in surety bonds outstanding for mining reclamation obligations in Florida. We have letters of credit directly supporting mining reclamation activity of $0.9 million. The surety bonds generally require us to obtain a discharge of the bonds or to post additional collateral (typically in the form of cash or letters of credit) at the request of the issuer of the bonds.

We have entered into a Consent Agreement with the Florida Department of Environmental Protection to satisfy financial responsibility obligations for our phosphogypsum stack systems in Florida, and are currently in negotiations for an exemption request with the Louisiana Department of Environmental Quality on its financial responsibility requirements, which we currently do not meet. See Note 21 to our Consolidated Financial Statements for more information on our compliance with applicable financial responsibility regulations.

Other Long-Term Obligations

The following is a summary of our other long-term obligations as of May 31, 2008:

	Total	Payments by Fiscal Year
(in millions)		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Asset retirement obligations (a)	$1,569.3	$91.1	$109.0	$88.4	$1,280.8

(a)

Represents the undiscounted, inflation adjusted estimated cash outflows required to settle the asset retirement obligations. The corresponding present value of these future expenditures is $515.6 million as of May 31, 2008, and is reflected in our accrued liabilities and other noncurrent liabilities in our Consolidated Balance Sheets.

As of May 31, 2008, we had contractual commitments from non-affiliated customers for the shipment of approximately 2.6 million tonnes of concentrated phosphates, phosphate feed products amounting to approximately 0.4 million tonnes, and potash amounting to approximately 2.0 million tonnes for fiscal 2009.

In addition, we have granted a mortgage on approximately 22,000 previously mined acres of land in Florida with a net book value of approximately $14.0 million as security for certain reclamation costs in the event that an option granted to a third party to purchase the mortgaged land is not exercised.

Most of our export sales of phosphate and potash crop nutrients are marketed through two North American export associations, PhosChem and Canpotex, respectively, which fund their operations in part through third- party financing facilities. As a member, Mosaic or our subsidiaries are, subject to certain conditions and exceptions, contractually obligated to reimburse the export associations for their pro rata share of any operating expenses or other liabilities incurred. The reimbursements are made through reductions to members’ cash receipts from the export associations. Commitments are set forth in Note 20 to our Consolidated Financial Statements and are incorporated herein by reference.

Tax Obligations

We adopted FIN 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), as of June 1, 2007. The impact of FIN 48 resulted in a reclassification from other tax accounts of a $169.6 million liability for unrecognized tax benefits related to various tax positions which includes penalties and interest. As of May 31, 2008, the unrecognized tax benefit related to various tax positions was $202.7 million which included penalties and interest. Based on the uncertainties associated with the settlement of these positions, we are unable to make reasonably reliable estimates of the period of potential cash settlement, if any, with taxing authorities. For further discussion, refer to Note 14 of the Consolidated Financial Statements.

Market Risk

We are exposed to the impact of fluctuations in the relative value of currencies, the impact of fluctuations in the purchase price of natural gas, ammonia and sulfur consumed in operations, changes in freight costs, as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our foreign currency risks, the effects of changing commodity prices and freight prices, but not for speculative purposes.

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

Our foreign currency exchange contracts do not qualify for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”); therefore, all gains and losses are recorded in the Consolidated Statements of Operations. Gains and losses on foreign currency exchange contracts related to inventory purchases are recorded in cost of goods sold in the Consolidated Statements of Operations. Gains or losses used to hedge changes in our financial position are included in the foreign currency transaction gain (losses) line in the Consolidated Statements of Operations.

As discussed above, we have Canadian dollar, Brazilian real, and other foreign currency exchange contracts. As of May 31, 2008, the fair value of all of our foreign currency exchange contracts decreased $18.5 million over the prior year to $3.6 million. We recorded an unrealized loss of $12.6 million in cost of goods sold and recorded an unrealized loss of $5.9 million in foreign currency transaction (gain) losses in the Consolidated Statements of Operations for fiscal 2008. Our largest foreign currency exposure relates to several of our Canadian entities as discussed above. As of May 31, 2008, the fair value of our Canadian foreign currency exchange contracts decreased $19.5 million over the prior year to $2.3 million. We recorded an unrealized loss of $14.7 million in cost of goods sold and recorded an unrealized loss of $4.8 million in foreign currency transaction (gain) losses in the Consolidated Statements of Operations in fiscal 2008 for those contracts.

The table below provides information about Mosaic’s foreign exchange derivatives which hedge foreign exchange exposure for our Canadian entities.

	As of May 31, 2008
(in millions)	Expected Maturity Date FY 2009	Fair Value
Foreign Currency Exchange Forwards Canadian Dollar
Notional (million US$)	$74.0	$1.5
Weighted Average Rate	1.0145
Foreign Currency Exchange Collars Canadian Dollar
Notional (million US$)	$212.5	$0.8
Weighted Average Participation Rate	1.0371
Weighted Average Protection Rate	0.9710

Total Fair Value		$2.3

Commodities

We use forward purchase contracts, swaps and zero-cost collars to reduce the risk related to significant price changes in our inputs and product prices.

Our commodities contracts do not qualify for hedge accounting under SFAS 133; therefore, all gains and losses are recorded in the Consolidated Statements of Operations. Gains and losses on commodities contracts are recorded in cost of goods sold in the Consolidated Statements of Operations.

As of May 31, 2008, the fair value of our commodities contracts increased $36.9 million over the prior year to $43.3 million. Accordingly, we recorded an unrealized gain of $36.9 million in cost of goods sold on the Consolidated Statements of Operations in fiscal 2008.

Our primary commodities exposure relates to price changes in natural gas. As of May 31, 2008, the fair value of our natural gas commodities contracts increased $38.9 million over the prior year to $45.6 million. Accordingly, we recorded an unrealized gain of $38.9 million in cost of goods sold in the Consolidated Statements of Operations for fiscal 2008.

The table below provides information about Mosaic’s natural gas derivatives which are used to manage the risk related to significant price changes in natural gas.

	As of May 31, 2008
	Expected Maturity Date
(in millions)	FY 2009	FY 2010	FY 2011	Fair Value
Natural Gas Swaps
Notional (million MMBtu)	12.0			$9.5
Weighted Average Rate (US$/MMBtu)	$10.35
Natural Gas 3-Way Collars
Notional (million MMBtu)	33.9	16.4	5.1	$36.1
Weighted Average Call Purchased Rate (US$/MMBtu)	$9.70	$8.11	$7.76
Weighted Average Call Sold Rate (US$/MMBtu)	$11.92	$10.45	$10.35
Weighted Average Put Sold Rate (US$/MMBtu)	$8.39	$7.17	$6.84

Total Fair Value				$45.6

Overall, there have been no material changes in our primary risk exposures or management of market risks since the prior year. We do not expect any material changes in our primary risk exposures or management of market risks for the foreseeable future. For additional information related to derivatives, see Note 16 of our Consolidated Financial Statements.

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

Health and Safety. Mosaic will design, operate and manage company facilities to protect the health and safety of our employees and communities. We require that all work, however urgent, be done safely.

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

A critical focus of our EHS Program is achieving compliance with the evolving myriad of international, federal, state, provincial and local EHS laws that govern our production and distribution of crop and animal nutrients. These EHS laws regulate or propose to regulate: (i) conduct of mining and production operations, including employee safety procedures; (ii) management and handling of raw materials; (iii) product content; (iv) use of products by both us and our customers; (v) management and/or remediation of potential impacts to air, water quality and soil from our operations; (vi) disposal of waste materials; and (vii) reclamation of lands after mining. For any new regulatory programs that might be proposed, it is difficult to ascertain future compliance obligations or to estimate future costs until implementing regulations have been finalized and definitive regulatory interpretations have been adopted. We typically respond to such regulatory requirements at the appropriate time by implementing necessary modifications to facilities or to operating procedures.

We have expended, and anticipate that we will continue to expend, substantial financial and managerial resources to comply with EHS standards and improve our environmental stewardship. In fiscal 2009, environmental capital expenditures are expected to total approximately $158 million, primarily related to: (i) modification or construction of waste management, water treatment areas and water treatment systems; (ii) construction and modification projects associated with phosphogypsum stacks (“Gypstacks”) and clay settling ponds at our Phosphates facilities and tailings management areas for our Potash mining and processing facilities; (iii) upgrading or new construction of air pollution control equipment at some of the concentrates plants; and (iv) capital projects associated with remediation of contamination at current or former operations. Additional expenditures for land reclamation activities are expected to total approximately $58 million in fiscal 2009. In fiscal 2010, we estimate environmental capital expenditures will be approximately $121 million and expenditures for land reclamation activities are expected to be approximately $39 million. No assurance can be given that greater-than-anticipated EHS capital expenditures or land reclamation expenditures will not be required in fiscal 2009 or in the future.

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

Product Requirements and Impacts

International, federal, state and provincial standards require us to register many of our products before these products can be sold. The standards also impose labeling requirements on these products and require us to manufacture the products to formulations set forth on the labels. Various environmental, natural resource and public health agencies continue to evaluate alleged health and environmental impacts that could arise from the handling and use of products such as those we manufacture. The U.S. Environmental Protection Agency, the State of California, and The Fertilizer Institute in conjunction with the European Fertilizer Manufacturers Association have completed independent assessments of potential risks posed by crop nutrient materials. These assessments concluded that when handled and used as intended, based on the available data, crop nutrient materials do not pose harm to human health or the environment. Nevertheless, agencies could impose additional standards or regulatory requirements on the producing industries, including us or our customers. It is our current opinion that the potential impact of any such standards on the market for our products, and the expenditures that might be necessary to meet any such standards, will not have a material adverse effect on our business or financial condition.

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

Operating Impacts Due to the Kyoto Protocol. On December 16, 2002, the Prime Minister of Canada ratified the Kyoto Protocol, committing Canada to reduce its greenhouse gas emissions on average to six percent below 1990 levels through the first commitment period (2008-2012). This equates to reductions of between 20 to 30 percent from current emission levels across the country. Implementation of this commitment will be achieved through The Climate Change Plan for Canada. In early 2008, the present government announced a new Climate Change Plan for Canada which set back ongoing discussions between the government and industry representatives substantially through changing the baseline year. Negotiating through the Canadian Fertilizer Institute, we continue to work for carbon dioxide reduction targets that could be achieved by continuing to focus on energy efficiency initiatives within our operations, thus avoiding the need to purchase carbon credits. At this point there is no certainty regarding the final targets or costs.

Reclamation Obligations. During our phosphate mining operations, we remove overburden and sand tailings in order to retrieve phosphate rock reserves. Once we have finished mining in an area, we return overburden and sand tailings and reclaim the area in accordance with approved reclamation plans and applicable laws. We have incurred and will continue to incur significant costs to fulfill our reclamation obligations. In the past, we have established accruals to account for our reclamation expenses. Since June 1, 2003, we have accounted for mandatory reclamation of phosphate mining land in accordance with SFAS 143. See Note 15 to our Consolidated Financial Statements for the impact of this accounting treatment.

Management of Residual Materials and Closure of Management Areas. Mining and processing of potash and phosphate generate residual materials that must be managed both during the operation of the facility and upon facility closure. Potash tailings, consisting primarily of salt and clay, are stored in surface disposal sites. Phosphate clay residuals from mining are deposited in clay settling ponds. Processing of phosphate rock with sulfuric acid generates phosphogypsum that is stored in phosphogypsum management systems.

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

The Company has significant asset retirement obligations recorded under SFAS 143. See Critical Accounting Estimates and Note 15 to our Consolidated Financial Statements for the impact of this accounting pronouncement.

Saskatchewan Environment (“SE”) is in the process of establishing appropriate closure requirements for potash tailings management areas. SE has required all mine operators in Saskatchewan to obtain approval of facility decommissioning and reclamation plans (“Plans”). These Plans, which apply once mining operations at any facility are terminated, must specify procedures for handling potash residuals and for decommissioning all mine facilities including potash tailings management areas. On July 5, 2000, SE approved, with comments, the decommissioning Plans submitted by us for each of our facilities. These comments required us and the rest of the industry to cooperate with SE to evaluate technically feasible, cost-effective and environmentally responsible disposal options for tailings residuals and to correct any deficiencies in the Plans that were noted by SE. The Plans initially approved July 5, 2000 were reviewed, updated, and resubmitted to SE in May 2006. These plans have been tentatively approved, subject to a continuing review of the associated financial assurance proposal.

Financial Assurance. Separate from our accounting treatment for reclamation and closure liabilities, some jurisdictions in which we operate have required us either to pass a test of financial strength or provide credit support, typically surety bonds, financial guarantees or letters of credit, to address phosphate mining reclamation liabilities and closure liabilities for clay settling areas and phosphogypsum management systems. See Other Commercial Commitments under Off-Balance Sheet Arrangements and Obligations above for the amounts of such assurance maintained by the Company and the impacts of such assurance.

In connection with the interim approval of closure plans for potash tailings management areas discussed above, we were required to post interim financial assurance to cover the estimated amount that would be necessary to operate our tailings management areas for approximately two years in the event that we were no longer able to fund facility decommissioning. In April 2006, a proposal for initiating a closure fund for each company was made to SE. As proposed, the fund would be managed by a mutually agreed upon third party. An initial investment by us of approximately $1.5 million Canadian would grow by the estimated time of closure, or by the one-hundredth year of operation, to an amount that would fully fund the industry’s closure liability. SE would review the sufficiency of the fund every five years. In addition, under the proposal, the existing interim financial assurance would remain in place. SE has not yet formally responded to the proposal, but in principle, appears to support it. SE has extended the expiration of our current financial assurance indefinitely pending its review of the proposal.

Upon final approval by SE, we will be required to provide financial assurance that the plans proposed by us ultimately will be carried out. Because SE has not yet specified the assurance mechanism to be utilized, we cannot predict with certainty the financial impact of these financial assurance requirements on us.

Remedial Activities

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as the Superfund law, imposes liability, without regard to fault or to the legality of a party’s conduct, on certain categories of persons who have disposed of “hazardous substances” at a third-party location. Various states have enacted legislation that is analogous to the federal Superfund program. Under Superfund, or its various state analogues, one party may be responsible for the entire site, regardless of fault or the locality of its disposal activity. We have contingent environmental remedial liabilities that arise principally from three sources which are further discussed below: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites where we have disposed of hazardous materials. Taking into consideration established accruals for environmental remedial matters of approximately $22.8 million as of May 31, 2008, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites.

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

For additional discussion of environmental liabilities and proceedings in which we are involved, see Note 21 to our Consolidated Financial Statements.

Contingencies

Information regarding contingencies in Note 21 to our Consolidated Financial Statements is hereby incorporated by reference.

Related Parties

Information regarding related party transactions is set forth in Note 23 to our Consolidated Financial Statements and is incorporated herein by reference.

Recently Issued Accounting Guidance

Recently issued accounting guidance is set forth in Note 4 to the Consolidated Financial Statements and is incorporated herein by reference.

Forward-Looking Statements

Cautionary Statement Regarding Forward Looking Information

All statements, other than statements of historical fact, appearing in this report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, among other things, statements about our expectations, beliefs, intentions or strategies for the future, statements concerning our future operations, financial condition and prospects, statements regarding our expectations for capital expenditures, statements concerning our level of indebtedness and other information, and any statements of assumptions regarding any of the foregoing. In particular, forward-looking statements may include words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “potential,” “predict,” “project” or “should.” These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this filing.

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

•	changes in the operation of world phosphate or potash markets, including continuing consolidation in the fertilizer industry, particularly if we do not participate in the consolidation;

•	pressure on prices realized by us for our products;

•	the expansion or contraction of production capacity or selling efforts by competitors or new entrants in the industries in which we operate;

•

seasonality in our business that results in the need to carry significant amounts of inventory and seasonal peaks in working capital requirements, and may result in excess inventory or product shortages;

•	changes in the costs, or constraints on supplies, of raw materials or energy used in manufacturing our products, or in the costs or availability of transportation for our products;

•	disruptions to existing transportation or terminaling facilities;

•	shortages of railcars, barges and ships for carrying our products and raw materials;

•	the effects of and change in trade, monetary, environmental, tax and fiscal policies, laws and regulations;

•	foreign exchange rates and fluctuations in those rates;

•	tax regulations, currency exchange controls and other restrictions that may affect our ability to optimize the use of our liquidity;

•	other risks associated with our international operations;

•	adverse weather conditions affecting our operations, including the impact of potential hurricanes or excess rainfall;

•	difficulties or delays in receiving, or increased costs of obtaining or satisfying conditions of, required governmental and regulatory approvals including permitting activities;

•	the financial resources of our competitors, including state-owned and government-subsidized entities in other countries;

•	provisions in the agreements governing our indebtedness that limit our discretion to operate our business and require us to meet specified financial tests;

•	adverse changes in the ratings of our securities and changes in availability of funds to us in the financial markets;

•	the possibility of defaults by our customers on trade credit that we extend to them or on indebtedness that they incur to purchase our products and that we guarantee;

•	rates of return on, and the investment risks associated with, our cash balances;

•	the effectiveness of our risk management strategy;

•	actual costs of asset retirement, environmental remediation, reclamation and other environmental obligations differing from management’s current estimates;

•	the costs and effects of legal proceedings and regulatory matters affecting us including environmental and administrative proceedings;

•	the success of our efforts to attract and retain highly qualified and motivated employees;

•	strikes, labor stoppages or slowdowns by our work force or increased costs resulting from unsuccessful labor contract negotiations;

•

accidents involving our operations, including brine inflows at our Esterhazy, Saskatchewan potash mine as well as potential inflows at our other shaft mines, and potential fires, explosions, seismic events or releases of hazardous or volatile chemicals;

•	terrorism or other malicious intentional acts;

•	other disruptions of operations at any of our key production and distribution facilities, particularly when they are operating at high operating rates;

•	changes in antitrust and competition laws or their enforcement;

•	other changes in laws and regulations resulting from concerns over rising food and crop nutrient prices;

•	actions by the holders of controlling equity interests in businesses in which we hold a minority interest;

•

Cargill’s majority ownership and representation on Mosaic’s Board of Directors and its ability to control Mosaic’s actions, and the possibility that it could either increase its ownership after the expiration of existing standstill provisions in our investor rights agreement with Cargill that expire in 2008 or sell its interest in Mosaic; and

•	other risk factors reported from time to time in our Securities and Exchange Commission reports.

Material uncertainties and other factors known to us are discussed in Item 1A, “Risk Factors,” of our annual report on Form 10-K for the fiscal year ended May 31, 2008 and incorporated by reference herein as if fully stated herein.

We base our forward-looking statements on information currently available to us, and we undertake no obligation to update or revise any of these statements, whether as a result of changes in underlying factors, new information, future events or other developments.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

The Mosaic Company:

We have audited the accompanying consolidated balance sheets of The Mosaic Company and subsidiaries as of May 31, 2008 and May 31, 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the fiscal years in the three-year period ended May 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II—Valuation and Qualifying Accounts. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Mosaic Company and subsidiaries as of May 31, 2008 and May 31, 2007, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended May 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As disclosed in Notes 2, 4, and 14 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, on June 1, 2007. As disclosed in Notes 2 and 18 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, on May 31, 2007. As disclosed in Notes 2 and 19 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment, on June 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Mosaic Company’s internal control over financial reporting as of May 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 28, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Minneapolis, Minnesota

July 28, 2008

Consolidated Statements of Operations

In millions, except per share amounts

	Years Ended May 31
	2008	2007	2006
Net sales	$9,812.6	$5,773.7	$5,305.8
Cost of goods sold	6,652.1	4,847.6	4,668.4

Gross margin	3,160.5	926.1	637.4
Selling, general and administrative expenses	323.8	309.8	241.3
Restructuring loss (gain)	18.3	(2.1)	287.6
Other operating expenses	11.7	2.1	6.6

Operating earnings	2,806.7	616.3	101.9
Interest expense, net	90.5	149.6	153.2
Foreign currency transaction loss	57.5	8.6	100.6
Loss (gain) on extinguishment of debt	2.6	(34.6)	-
Other (income) expenses	(26.3)	(13.0)	8.2

Earnings (loss) from consolidated companies before income taxes	2,682.4	505.7	(160.1)
Provision for income taxes	714.9	123.4	5.3

Earnings (loss) from consolidated companies	1,967.5	382.3	(165.4)
Equity in net earnings of nonconsolidated companies	124.0	41.3	48.4
Minority interests in net earnings of consolidated companies	(8.7)	(3.9)	(4.4)

Net earnings (loss)	$2,082.8	$419.7	$(121.4)

Earnings (loss) available for common stockholders:
Net earnings (loss)	$2,082.8	$419.7	$(121.4)
Preferred stock dividend	-	-	11.1

Earnings (loss) available for common stockholders	$2,082.8	$419.7	$(132.5)

Basic net earnings (loss) per share	$4.70	$0.97	$(0.35)
Basic weighted average number of shares outstanding	442.7	434.3	382.2

Diluted net earnings (loss) per share	$4.67	$0.95	$(0.35)

Diluted weighted average number of shares outstanding	445.7	440.3	382.2

See Accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheets

In millions, except per share amounts

	May 31
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$1,960.7	$420.6
Receivables, net	972.5	516.3
Receivables due from Cargill, Incorporated and affiliates	66.7	40.7
Inventories	1,350.9	787.4
Deferred income taxes	256.9	35.0
Other current assets	201.8	155.5

Total current assets	4,809.5	1,955.5
Property, plant and equipment, net	4,648.0	4,449.4
Investments in nonconsolidated companies	353.8	384.9
Goodwill	1,875.2	2,283.8
Deferred income taxes	10.1	-
Other assets	123.2	90.0

Total assets	$11,819.8	$9,163.6

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	$133.1	$138.6
Current maturities of long-term debt	43.3	403.8
Accounts payable	1,003.9	423.8
Trade accounts payable due to Cargill, Incorporated and affiliates	18.2	9.7
Cargill prepayments and accrued liabilities	35.0	22.7
Accrued liabilities	785.9	494.6
Accrued income taxes	131.9	100.9
Deferred income taxes	34.8	35.6

Total current liabilities	2,186.1	1,629.7
Long-term debt, less current maturities	1,374.0	1,816.2
Long-term debt-due to Cargill, Incorporated and affiliates	1.0	1.9
Deferred income taxes	516.2	634.4
Other noncurrent liabilities	987.9	875.2
Minority interest in consolidated subsidiaries	23.4	22.3
Stockholders’ equity:
Preferred stock, 7.5% mandatorily convertible, $0.01 par value, 15,000,000 shares authorized, none issued and outstanding as of May 31, 2008 and 2007 (liquidation preference $50 per share)	-	-
Common stock, $0.01 par value, 700,000,000 shares authorized:
Class B common stock, none issued and outstanding as of May 31, 2008 and 2007	-	-
Common stock, 443,925,006 and 440,815,272 shares issued and outstanding as of May 31, 2008 and May 31, 2007, respectively	4.4	4.4
Capital in excess of par value	2,450.8	2,318.0
Retained earnings	3,485.4	1,402.6
Accumulated other comprehensive income	790.6	458.9

Total stockholders’ equity	6,731.2	4,183.9

Total liabilities and stockholders’ equity	$11,819.8	$9,163.6

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

In millions, except per share amounts

	Years Ended May 31
	2008	2007	2006
Cash Flows from Operating Activities
Net earnings (loss)	$2,082.8	$419.7	$(121.4)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	358.1	329.4	324.1
Minority interest	8.7	3.9	4.4
Deferred income taxes	140.7	46.7	(38.9)
Equity in net earnings of nonconsolidated companies, net of dividends	10.3	(29.0)	(21.7)
Accretion expense for asset retirement obligations	26.5	28.2	52.1
Amortization of debt refinancing and issuance costs	2.1	3.9	3.4
Amortization of out-of-market contracts	(19.4)	(16.2)	(17.5)
Amortization of fair market value adjustment of debt	(2.8)	(27.2)	(47.9)
(Gain) loss on extinguishment of debt	2.6	(34.6)	-
Amortization of stock-based compensation expense	18.5	23.4	8.1
Restructuring and other charges (income)	18.3	(3.3)	287.6
Unrealized gains on derivatives	(14.8)	(20.3)	(9.0)
Excess tax benefits related to stock option exercises	(52.5)	-	-
Gain on sale of investment	(24.6)	-	-
Other	6.2	2.4	(6.8)
Changes in assets and liabilities:
Receivables, net	(423.4)	(63.2)	144.1
Inventories, net	(547.1)	(19.3)	(16.8)
Other current assets	(21.1)	(34.9)	(3.8)
Accounts payable	522.9	30.9	(61.9)
Accrued liabilities	348.4	156.1	(36.4)
Other noncurrent liabilities	106.2	(88.7)	(53.3)
USAC contract settlement	-	-	(94.0)

Net cash provided by operating activities	2,546.6	707.9	294.4
Cash Flows from Investing Activities
Capital expenditures	(372.1)	(292.1)	(404.4)
Proceeds from sale of business	7.9	-	-
Proceeds from note of Saskferco Products Inc.	-	-	44.0
Restricted cash	(1.2)	(14.4)	-
Proceeds from sale of investment	24.6	-	-
Investments in nonconsolidated companies	(8.1)	(1.4)	-
Other	7.3	3.9	1.2

Net cash used in investing activities	(341.6)	(304.0)	(359.2)
Cash Flows from Financing Activities
Payments of short-term debt	(641.9)	(582.3)	(474.6)
Proceeds from issuance of short-term debt	633.7	569.1	508.8
Payments of long-term debt	(801.0)	(2,064.7)	(46.8)
Proceeds from issuance of long-term debt	2.0	1,998.9	6.6
Payment of tender premium on debt	-	(111.8)	-
Payments for deferred financing costs	-	(15.6)	-
Proceeds from stock options exercised	57.2	48.1	28.9
Payment for swap termination	-	(6.4)	-
Dividend paid to minority shareholder	(12.3)	(5.9)	(6.3)
Excess tax benefits related to stock option exercises	52.5	-	-
Cash dividends paid	-	(2.6)	(10.3)

Net cash (used in) provided by financing activities	(709.8)	(173.2)	6.3
Effect of exchange rate changes on cash	44.9	16.6	(13.2)

Net change in cash and cash equivalents	1,540.1	247.3	(71.7)
Cash and cash equivalents—beginning of period	420.6	173.3	245.0

Cash and cash equivalents—end of period	$1,960.7	$420.6	$173.3

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders’ Equity

In millions, except per share data

	Shares			Dollars
	Preferred Stock	Class B Stock	Common Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance as of May 31, 2005	2.8	5.5	379.4	$3.9	$2,166.2	$1,115.4	$(72.0)	$3,213.5
Net loss	-	-	-	-	-	(121.4)	-	(121.4)
Foreign currency translation adjustment, net of zero tax	-	-	-	-	-	-	376.5	376.5
Minimum pension liability adjustment, net of tax of $2.6 million	-	-	-	-	-	-	(5.3)	(5.3)

Comprehensive income for 2006								249.8
Issuance of stock (par value $0.01 per share)	-	-	2.9	-	38.1	-	-	38.1
Stock option exercises and amortization of stock based compensation	-	-	2.1	-	37.0	-	-	37.0
Contributions from Cargill, Inc.	-	-	-	-	3.5	-	-	3.5
Dividends on preferred shares ($0.9375 per share)	-	-	-	-	-	(11.1)	-	(11.1)

Balance as of May 31, 2006	2.8	5.5	384.4	3.9	2,244.8	982.9	299.2	3,530.8
Net earnings	-	-	-	-	-	419.7	-	419.7
Foreign currency translation adjustment, net of tax of $15.0 million	-	-	-	-	-	-	143.6	143.6
Minimum pension liability adjustment, net of tax of $0.2 million	-	-	-	-	-	-	0.4	0.4

Comprehensive income for 2007								563.7
Conversion of preferred stock and class B common stock	(2.8)	(5.5)	52.9	0.5	(0.5)	-	-	-
Stock option exercises	-	-	3.5	-	48.0	-	-	48.0
Amortization of stock based compensation	-	-	-	-	23.4	-	-	23.4
Adjustment to initially apply
FASB Statement 158, net of tax of $7.1 million	-	-	-	-	-	-	15.7	15.7
Contributions from Cargill, Inc.	-	-	-	-	2.3	-	-	2.3

Balance as of May 31, 2007	-	-	440.8	4.4	2,318.0	1,402.6	458.9	4,183.9
Net earnings	-	-	-	-	-	2,082.8	-	2,082.8
Foreign currency translation adjustment, net of tax of $7.2 million	-	-	-	-	-	-	318.5	318.5
Net actuarial gain, net of tax of $7.9 million	-	-	-	-	-	-	13.2	13.2

Comprehensive income for 2008								2,414.5
Stock option exercises	-	-	3.1	-	57.2	-	-	57.2
Amortization of stock based compensation	-	-	-	-	18.5	-	-	18.5
Contributions from Cargill, Inc.					4.6			4.6
Tax benefits related to stock option exercises	-	-	-	-	52.5	-	-	52.5

Balance as of May 31, 2008	-	-	443.9	$4.4	$2,450.8	$3,485.4	$790.6	$6,731.2

See Accompanying Notes to Consolidated Financial Statements

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

Our Phosphates business segment owns and operates mines and production facilities in Florida which produce phosphate fertilizer and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce phosphate fertilizer. Our Phosphates segment’s results include North American distribution activities. Our consolidated results also include Phosphate Chemicals Export Association, Inc. (“PhosChem”), a U.S. Webb-Pomerene Act association of phosphate producers which exports phosphate fertilizer products around the world for us and PhosChem’s other member. Our share of PhosChem’s sales of dry phosphate fertilizer products is approximately 85% for the twelve months ended May 31, 2008.

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

During the second quarter of fiscal 2008, we completed a strategic review in which we identified the Nitrogen business as non-core to our ongoing business. Therefore, based primarily on how our chief operating decision makers view and evaluate the business, we have eliminated the Nitrogen business as a separate reportable segment. The results of the Nitrogen business are now included as part of Corporate, Eliminations and Other. Accordingly, the prior period comparable results have been updated to reflect our Nitrogen business as a part of the Corporate, Eliminations and Other segment for comparability purposes.

Intersegment sales are eliminated within the Corporate, Eliminations and Other segment. See Note 24 to our Consolidated Financial Statements for segment results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement Presentation and Basis of Consolidation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Throughout the Notes to

Consolidated Financial Statements, amounts in tables are in millions of dollars except for per share data and as otherwise designated. References in this report to a particular fiscal year are to the twelve months ended May 31 of that year.

The accompanying Consolidated Financial Statements include the accounts of Mosaic and its majority owned subsidiaries, as well as the accounts of certain variable interest entities (“VIEs”) for which we are the primary beneficiary as described in Note 13. Certain investments in companies where we do not have control but have the ability to exercise significant influence are accounted for by the equity method. Certain investments where we are unable to exercise significant influence over operating and financial decisions are accounted for under the cost method.

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

Accounting Estimates

Preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The more significant estimates made by management are the determination of the fair value of share-based awards, the valuation of goodwill, the useful lives and net realizable values of long-lived assets, environmental and reclamation liabilities, the costs of our employee benefit obligations for pension plans and postretirement benefits, income tax related accounts, including the valuation allowance against deferred income tax assets, Canadian resource tax and royalties and accruals for pending legal and environmental matters. Actual results could differ from these estimates.

Revenue Recognition

Revenue on North American sales is recognized when the product is delivered to the customer or when the risks and rewards of ownership are otherwise transferred to the customer. Revenue on Offshore sales and North American export sales is recognized upon the transfer of title to the customer and when the price is fixed and determinable. For certain export shipments, transfer of title occurs outside the U.S. or the country in which the shipment originated. Shipping and handling costs are included as a component of cost of goods sold. Sales to wholesalers and retailers (but not to importers) in India are subject to a selling price cap and are eligible for an Indian government subsidy which reimburses importers for the difference between the market price of diammonium phosphate fertilizer (“DAP”) and the capped price. We record the government subsidy at the time the underlying eligible sale is made which is when the price of DAP is both fixed and determinable.

We are party to a marketing agreement with Saskferco Products Inc. (“Saskferco”). In connection with this agreement, we perform the sales and marketing services and receive an agency fee. In accordance with Emerging Issues Task Force (“EITF”) Issue 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” we are acting as an agent under this marketing agreement. As a result, we are recording only our agency fee.

Income Taxes

In preparing our Consolidated Financial Statements, we utilize the asset and liability approach in accounting for income taxes. We recognize income taxes in each of the jurisdictions in which we operate. For each jurisdiction, we estimate the actual amount of taxes currently payable or receivable, as well as deferred income tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. In determining whether a valuation allowance is required to be recorded, we apply the principles enumerated in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes,” (“SFAS 109”), in the U.S. and each foreign jurisdiction in which a deferred income tax asset is recorded. We consider tax planning strategies, scheduled reversals of temporary differences and factor in the expiration period of our tax carryforwards. In addition, as part of the process of recording the Combination, we have made certain adjustments to valuation allowances related to the businesses of IMC (Purchase Accounting Valuation Allowances). If during an accounting period we determine that we will not realize all or a portion of our deferred income tax assets, we will increase our valuation allowances with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related tax benefits, we will reduce valuation allowances with either (i) a reduction to goodwill, if the reduction relates to Purchase Accounting Valuation Allowances, or (ii) in all other cases, with a reduction to income tax expense.

We recognize excess tax benefits associated with stock-based compensation in stockholders’ equity only when realized. When assessing whether excess tax benefits relating to stock-based compensation have been realized, we follow the with-and-without approach excluding any indirect effects of the excess tax deductions. Under this approach, excess tax benefits related to stock-based compensation are not deemed to be realized until after the utilization of all other applicable tax benefits available to us.

We adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) on June 1, 2007. Under FIN 48, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Canadian Resource Taxes and Royalties

We pay Canadian resource taxes consisting of the Potash Production Tax and capital taxes. The Potash Production Tax is a Saskatchewan provincial tax on potash production and consists of a base payment and a profits tax. We also pay the greater of (i) a capital tax on the paid-up capital of our subsidiaries that own and operate our Saskatchewan potash mines or (ii) a percentage of the value of resource sales from our Saskatchewan mines. We also pay capital tax in other Canadian provinces. In addition to the Canadian resource taxes, royalties are payable to the mineral owners in respect of potash reserves or production of potash. Our Canadian resource tax and royalty expenses were $361.8 million, $154.1 million and $118.4 million for fiscal 2008, 2007 and 2006 respectively. These resource taxes and royalties are recorded in our cost of goods sold.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar; however, for operations located in Canada, Brazil and Thailand, the functional currency is the local currency. Assets and liabilities of these foreign operations are translated to U.S. dollars at exchange rates in effect at the balance sheet date, while income statement accounts and cash flows are translated to U.S. dollars at the average exchange rates for the period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive income in stockholders’ equity until the foreign entity is sold or liquidated. The effect on the Consolidated Statements of Operations of transaction gains and losses is presented separately in that statement. These transaction gains and losses result from transactions that are denominated in a currency that is other than the functional currency of the operation.

Cash and Cash Equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of 90 days or less, and other highly liquid investments that are payable on demand such as money market accounts, certain certificates of deposit and repurchase agreements. The carrying amount of such cash equivalents approximates their fair value due to the short-term and highly liquid nature of these instruments.

Concentration of Credit Risk

In the U.S., we sell our products to manufacturers, distributors and retailers primarily in the Midwest and Southeast. Internationally, our phosphate and potash products are sold primarily through two North American export associations. A concentration of credit risk arises from our accounts receivable associated with the international sales of potash product through Canpotex. We consider our concentration risk related to the Canpotex receivable to be mitigated by their credit policy. Canpotex’s credit policy requires the underlying receivables to be substantially insured or secured by letters of credit. At May 31, 2008 and 2007, $205.4 million and $58.0 million, respectively, of accounts receivable was due from Canpotex.

Receivables and Allowance for Doubtful Accounts

Accounts receivable are recorded at face amount less an allowance for doubtful accounts. On a regular basis, we evaluate outstanding accounts receivable and establish the allowance for doubtful accounts based on a combination of specific customer circumstances as well as credit conditions and a history of write-offs and subsequent collections.

Included in other assets are long-term accounts receivable of $33.8 million and $30.5 million at May 31, 2008 and 2007, respectively. In accordance with our allowance for doubtful accounts policy, we have recorded allowances against these long-term accounts receivable of $17.8 million and $14.8 million, respectively.

Inventories

Inventories of raw materials, work-in-process products, finished goods and operating materials and supplies are stated at the lower of cost or market. Costs for substantially all finished goods and work-in-process inventories include materials, production labor and overhead and are determined using the weighted average cost basis. Cost for substantially all raw materials is also determined using the weighted average cost basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Costs of significant assets include capitalized interest incurred during the construction and development period. Repairs and maintenance costs are expensed when incurred.

Depletion expenses for mining operations, including mineral reserves, are generally determined using the units-of-production method based on estimates of recoverable reserves. Depreciation is computed principally using the straight-line method over the following useful lives: machinery and equipment 3 to 25 years, and buildings and leasehold improvements 3 to 40 years.

We estimate useful lives based on experience and current technology. These estimates may be extended through sustaining capital programs. Factors affecting the fair value of our assets may also affect the estimated useful lives of our assets and these factors can change. Therefore, we periodically review the estimated remaining lives of our facilities and other significant assets and adjust our depreciation rates prospectively where appropriate.

Leases

Leases are classified as either operating leases or capital leases in accordance with SFAS No. 13, “Accounting for Leases,” as amended by subsequent standards. Assets acquired under capital leases are depreciated on the same basis as property, plant and equipment. Rental payments are expensed on a straight-line basis. Leasehold improvements are depreciated over the depreciable lives of the corresponding fixed assets or the related lease term, whichever is shorter.

Investments

Except as discussed in Note 13 with respect to variable interest entities, investments in the common stock of affiliated companies in which our ownership interest is 50% or less and in which we exercise significant influence over operating and financial policies are accounted for using the equity method after eliminating the effects of any material intercompany transactions. Other investments are accounted for at cost.

Recoverability of Long-Lived Assets

Long-lived assets, including property, plant and equipment, capitalized software costs, and investments are accounted for in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” A long-lived asset is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset group exceeds its fair value.

Goodwill

Goodwill is carried at cost, not amortized, and represents the excess of the purchase price and related costs over the fair value assigned to the net identifiable assets of a business acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we test goodwill for impairment at the reporting unit level on an annual basis or upon the occurrence of events that may indicate possible impairment. The first step of the impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill and other indefinite-lived intangible assets. If the fair value is less than the carrying amount, the second step determines the amount of the impairment by comparing the implied fair value of the goodwill with the carrying amount of that goodwill. An impairment charge is recognized only when the calculated fair value of a reporting unit, including goodwill and indefinite-lived intangible assets, is less than its carrying amount. We have established the second quarter of our fiscal year as the period for our annual test for impairment of goodwill and the test resulted in no impairment in the periods presented.

Environmental Costs

Accruals for estimated costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated. In determining the accruals, we use the most current information available, including similar past experiences, available technology, consultant evaluations, regulations in effect, the timing of remediation and cost-sharing arrangements.

Asset Retirement Obligations

SFAS No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS 143”) requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and depreciated on a straight-line basis over the remaining estimated useful life of the related asset.

The liability is adjusted in subsequent periods through accretion expense. Accretion expense represents the increase in the present value of the liability due to the passage of time. Such depreciation and accretion expenses are included in cost of goods sold.

Litigation

We are involved from time to time in claims and legal actions incidental to our operations, both as plaintiff and defendant. We have established what we currently believe to be adequate accruals for pending legal matters. These accruals are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as advice of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. The litigation accruals at any time reflect updated assessments of the then-existing claims and legal actions. The final outcome or potential settlement of litigation matters could differ materially from the accruals which we have established. We accrue legal fees as they are incurred. For significant individual cases, we accrue anticipated legal costs.

Pension and Other Post-Retirement Benefits

Mosaic offers a number of benefit plans that provide pension and other benefits to qualified employees. These plans include defined benefit pension plans, supplemental pension plans, defined contribution plans and other post-retirement benefit plans.

We accrue, in accordance with the recognition provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” (“SFAS 158”), the funded status of our plans, which is representative of our obligations under employee benefit plans and the related costs, net of plan assets measured at fair value. The cost of pensions and other retirement benefits earned by employees is generally determined with the assistance of an actuary using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected healthcare costs.

Share-Based Compensation

Effective June 1, 2006, we adopted the provisions of, and account for stock-based compensation in accordance with, SFAS No. 123 (R) “Share-Based Payment” (“SFAS 123R”) using the modified prospective transition method. SFAS 123R requires an entity to measure the cost of employees’ services received in exchange for an award of equity instruments based on grant-date fair value of the award, with the cost to be recognized over the period during which the employee is required to provide service in exchange for the award. The majority of granted awards are stock options that vest annually in equal amounts over a three-year period, and all stock options have an exercise price equal to the fair market value of our common stock on the date of grant. We recognize compensation expense for awards on a straight-line basis over the requisite service period. Estimated expense recognized for the options granted prior to, but not vested as of June 1, 2006, was calculated based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

Derivative and Hedging Activities

We account for derivatives in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”), which requires us to record all derivatives on the Consolidated Balance Sheet at fair value. Changes in the fair value of derivatives are immediately recognized in earnings, unless they meet the hedging criteria of SFAS 133. The criteria used to determine if hedge accounting treatment is appropriate are: (i) the designation of the hedge to an underlying exposure; (ii) the hedging transaction has the effect of reducing the overall risk; and (iii) a high degree of correlation between changes in the value of the derivative instrument and the underlying obligation. On the date a derivative contract is entered into, if we plan to account for the derivative as a hedge under SFAS 133, we designate the derivative as either: (a) a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); (b) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); or (c) a hedge of a net investment in a foreign operation (net investment hedge). We formally document our hedge relationships, including identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge transaction at the inception of the hedge, if we plan to account for the derivative as a hedge under SFAS 133. If it is determined that a derivative ceases to be an effective hedge or that the anticipated transaction is no longer likely to occur, we will discontinue hedge accounting.

Reclassifications

Certain reclassifications have been made to prior years’ financial statements to conform to the current year presentation.

We reclassified certain amounts from building and leasehold improvements and land to mineral properties and rights for the May 31, 2007 balances. The balances were reclassified to correct errors in Note 6 of our May 31, 2007 Notes to Consolidated Financial Statements which were caused by account mappings in our new enterprise resource planning system. In Note 6 of our May 31, 2007 Notes to Consolidated Financial Statements, the amounts reclassified from building and leasehold improvements and land to mineral properties and rights were $582.1 million and $13.4 million, respectively. The reclassifications were deemed immaterial to the financial statements as they had no effect on net earnings, total stockholders’ equity, total assets or cash flows.

3. OTHER FINANCIAL STATEMENT DATA

The following provides additional information concerning selected balance sheet accounts:

	May 31
(in millions)	2008	2007
Receivables
Trade	$871.2	$475.5
Non-trade	112.1	48.7

	983.3	524.2
Less: Allowance for doubtful accounts	10.8	7.9

	$972.5	$516.3

Inventories
Raw materials	$74.0	$9.7
Work in process	255.8	138.8
Finished goods	940.4	529.0
Operating materials and supplies	80.7	109.9

	$1,350.9	$787.4

Accrued liabilities
Non-income taxes	$178.5	$83.3
Payroll and employee benefits	104.2	80.1
Asset retirement obligations	85.1	77.6
Customer prepayments	172.8	63.4
Other	245.3	190.2

	$785.9	$494.6

Other noncurrent liabilities
Asset retirement obligations	$430.5	$463.9
Accrued pension and postretirement benefits	142.9	182.2
Unrecognized tax benefits	202.5	-
Deferred revenue on out of market contracts	70.9	87.2
Other	141.1	141.9

	$987.9	$875.2

Interest expense, net was comprised of the following in fiscal 2008, 2007 and 2006:

	Years ended May 31
(in millions)	2008	2007	2006
Interest expense	$124.0	$171.5	$166.5
Interest income	(33.5)	(21.9)	(13.3)

Interest expense, net	$90.5	$149.6	$153.2

4. RECENTLY ISSUED ACCOUNTING GUIDANCE

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first, evaluating whether a tax position has met a more-likely-than-not recognition threshold, and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective for the Company on June 1, 2007. The adoption of FIN 48 and its effects are described in Note 14.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and requires enhanced disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). FSP FAS 157-2 defers implementation of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities, including but not limited to our asset retirement obligations. SFAS 157 is effective for the Company on June 1, 2008. The aspects that have been deferred by FSP FAS 157-2 will be effective for the Company beginning June 1, 2009. We do not expect that the adoption of SFAS 157 and the provisions of FSP FAS 157-2 will have a material effect on our Consolidated Financial Statements.

In September 2006, the FASB issued SFAS 158. SFAS 158 requires the recognition of the funded status of pension and other postretirement benefit plans on the balance sheet. The overfunded or underfunded status is required to be recognized as an asset or liability on the balance sheet with changes other than the expense occurring during the current year reflected through the comprehensive income portion of equity. SFAS 158 also requires the measurement of the funded status of a plan to match the date of our fiscal year-end financial statements, eliminating the use of earlier measurement dates previously permissible. We applied the recognition provision of SFAS 158 as of May 31, 2007. We are adopting the measurement provision of SFAS 158 as of June 1, 2008 and anticipate a retained earnings impact of approximately $1.0 million.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of SFAS No. 115” (“SFAS 159”). SFAS 159 expands opportunities to use fair value measurement in financial reporting by permitting entities to choose to measure many eligible financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected must be reported in earnings. The Company does not intend to elect the fair value option for assets and liabilities held upon its adoption of SFAS 159 effective June 1, 2008. Therefore, SFAS 159 will not have an impact on the Company’s results of operations, financial position or liquidity.

In April 2007, the FASB issued FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FIN 39-1”). FIN 39-1 requires entities that are party to a master netting arrangement to offset the receivable or payable recognized upon payment or receipt of cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FASB Interpretation No. 39. Entities are required to recognize the effects of applying FIN 39-1 as a change in accounting principle through retrospective application for all financial statements presented unless it is impracticable to do so. The guidance provided by FIN 39-1 is effective for us on June 1, 2008. We do not expect FIN 39-1 to have a material effect on our Consolidated Financial Statements.

In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No, 48” (“FIN 48-1”). FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The guidance became effective for the Company upon the initial adoption of FIN 48 on June 1, 2007. The adoption of FIN 48-1 and its effects are described in Note 14.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which replaces FASB Statement No. 141, “Business Combinations”. SFAS 141R expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS 141R also requires that all assets, liabilities, contingent consideration, and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS 141R requires that acquisition costs generally be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. SFAS 141R is effective for the Company’s fiscal year beginning June 1, 2009, with early adoption prohibited. The Company is in the process of evaluating the impact of adoption of SFAS 141R.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. In addition, SFAS 160 provides reporting requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for the Company on June 1, 2009. We are currently reviewing SFAS 160 to determine the impact of its adoption to the Company.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 amends and replaces Question 6 of Section D.2 of Topic 14, Share-Based Payment of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the “simplified” method in developing an estimate of the expected term of “plain vanilla” share options and allows usage of the “simplified” method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007. We currently use the “simplified” method to estimate the expected term for share option grants as we do not have enough historical experience to provide a reasonable estimate. We will continue to use the “simplified” method until we have enough historical experience to provide a reasonable estimate of expected term in accordance with SAB 110. SAB 110 was effective for the Company on January 1, 2008.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. SFAS 161 is effective for the Company beginning December 1, 2008. We are currently reviewing SFAS 161 to determine the impact of its adoption to the Company.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	May 31
(in millions)	2008	2007
Land	$176.7	$168.8
Mineral properties and rights	2,475.2	2,394.7
Buildings and leasehold improvements	783.5	665.4
Machinery and equipment	2,926.7	2,586.2
Construction in-progress	279.8	263.9

	6,641.9	6,079.0
Less: accumulated depreciation and depletion	1,993.9	1,629.6

	$4,648.0	$4,449.4

Depreciation and depletion expense was $358.1 million, $329.4 million and $324.1 million for fiscal 2008, 2007 and 2006, respectively. In 2006, there was an additional $261.8 million of depreciation expense included within the restructuring charge. Capitalized interest on major construction projects was $11.8 million, $7.7 million and $6.4 million in fiscal 2008, 2007 and 2006, respectively.

6. EARNINGS PER SHARE

The numerator for diluted earnings (loss) per share (“EPS”) is net earnings (loss), unless the effect of the assumed conversion of Mosaic preferred stock is anti-dilutive, in which case earnings (loss) available for common stockholders is used.

The denominator for basic EPS is the weighted-average number of shares outstanding during the period. The denominator for diluted EPS includes the weighted average number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued unless the shares are anti-dilutive. The following is a reconciliation of the numerator and denominator for the basic and diluted earnings per share computations:

	Years ended May 31
(in millions)	2008	2007	2006
Net earnings (loss)	$2,082.8	$419.7	$(121.4)
Preferred stock dividend	-	-	11.1

Earnings (loss) available for common stockholders	$2,082.8	$419.7	$(132.5)

Basic weighted average common shares outstanding	442.7	434.3	382.2
Common stock issuable upon vesting of restricted stock awards	0.8	0.4	-
Common stock equivalents	2.2	1.1	-
Common stock issuable upon conversion of preferred stock	-	4.5	-

Diluted weighted average common shares outstanding	445.7	440.3	382.2

Earnings (loss) per share—basic	$4.70	$0.97	$(0.35)
Earnings (loss) per share—diluted	$4.67	$0.95	$(0.35)

There were no anti-dilutive shares for fiscal 2008. A total of 2.3 million and 4.5 million shares of common stock subject to issuance for exercise of stock options for fiscal 2007 and 2006, respectively, have been excluded from the calculation of diluted EPS because the option exercise price plus unrecognized corporate cost was greater than the average market price of our common stock during the period, and therefore, the effect would be antidilutive.

For fiscal 2006, 0.1 million common stock equivalents related to restricted stock awards, 0.7 million common stock equivalents related to stock options with exercise prices less than the average market price, and 52.9 million shares of common stock issuable upon conversion of the Mosaic Preferred Stock were not included in the computation of diluted EPS because we incurred a net loss and, therefore, the effect of their inclusion would be antidilutive.

7. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Components of accumulated other comprehensive income (loss) are as follows:

(in millions)	Balance May 31 2005	2006 Change	Balance May 31 2006	2007 Change	Balance May 31 2007	2008 Change	Balance May 31 2008
Cumulative foreign currency translation adjustment, net of tax of $20.2 million	$(71.8)	$376.5	$304.7	$143.6	$448.3	$318.5	$766.8
Minimum pension liability adjustment	(0.2)	(5.3)	(5.5)	0.4	(5.1)	5.1	-
Net actuarial gain, net of tax of $16.6 million	-	-	-	15.7	15.7	8.1	23.8

Accumulated other comprehensive income (loss)	$(72.0)	$371.2	$299.2	$159.7	$458.9	$331.7	$790.6

8. CASH FLOW INFORMATION

Supplemental disclosures of cash paid for interest and income taxes and non-cash investing and financing information is as follows:

	Years Ended May 31
(in millions)	2008	2007	2006
Cash paid during the period for:
Interest (net of amount capitalized)	$130.1	$220.5	$207.3
Income taxes	382.8	66.1	149.3
Non-cash investing and financing activities:
Purchase of property, plant and equipment with debt	-	3.5	8.3
Purchase of property through the issuance of common stock	-	-	38.1
Detail of businesses acquired:
Current assets	-	-	(4.0)
Property, plant and equipment	-	-	(9.7)
Goodwill	(489.5)	(89.4)	49.1
Other assets	-	-	(1.8)
Liabilities assumed, including deferred income taxes	489.5	89.4	(33.6)

Acquiring or constructing property, plant and equipment by incurring a liability does not result in a cash outflow for us until the liability is paid. In the period the liability is incurred, the change in operating accounts payable on the Consolidated Statement of Cash Flows is reduced by such amount. In the period the liability is paid, the amount is reflected as a cash outflow from investing activities. The applicable net change in operating accounts payable that was classified from (to) investing activities on the Consolidated Statement of Cash Flow was ($29.5) million, ($4.9) million, and $23.8 million for fiscal 2008, 2007, and 2006 respectively.

In fiscal 2008 and 2007, there were no businesses acquired; the fiscal 2006 detail of businesses acquired reflect adjustments associated with the finalization of valuations related to the Combination and the fiscal 2008 and 2007 adjustments relate only to income taxes. See Footnote 11 for further discussion.

9. FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of our financial instruments are as follows:

	May 31
	2008		2007
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$1,960.7	$1,960.7	$420.6	$420.6
Accounts receivable, including Cargill receivables	1,039.2	1,039.2	557.0	557.0
Accounts payable trade, including Cargill payables	1,022.1	1,022.1	433.5	433.5
Short-term debt	133.1	133.1	138.6	138.6
Long-term debt, including current portion	1,418.3	1,447.6	2,221.9	2,231.2

For cash and cash equivalents, accounts receivable and accounts payable, the carrying amount approximates fair value because of the short-term maturity of those instruments. The fair value of long-term debt, including long-term debt due Cargill, is estimated using a present value method based on current interest rates for similar instruments with equivalent credit quality.

10. INVESTMENTS IN NON-CONSOLIDATED COMPANIES

We have investments in various international and domestic entities and ventures. The equity method of accounting is applied to such investments because the ownership structure prevents us from exercising a controlling influence over operating and financial policies of the businesses. Under this method, our equity in the net earnings or losses of the investments is reflected as equity in net earnings of non-consolidated companies on our Consolidated Statements of Operations. The effects of material intercompany transactions with these equity method investments are eliminated, including the gross profit on sales to and purchases from our equity-method investments which is deferred until the time of sale to the final third party customer.

A summary of our equity-method investments, which were in operation at May 31, 2008, is as follows:

Entity	Economic Interest
Gulf Sulphur Services LTD., LLLP	50.00%
River Bend Ag, LLC	50.00%
Saskferco	50.00%
IFC S.A.	45.00%
Yunnan Three Circles Sinochem Cargill Fertilizers Co. Ltd.	35.00%
Canpotex Limited	33.33%
Fertifos S.A. (owns 56.25% of Fosfertil S.A.)	33.09%
Fosfertil S.A.	1.30%

On July 14, 2008, we and the other primary investor in Saskferco announced a definitive agreement to sell Saskferco. We have included the Saskferco investment within other current assets on the Consolidated Balance Sheet as of May 31, 2008. See Note 25 for further information.

The summarized financial information shown below includes all non-consolidated companies carried on the equity method.

	Years ended May 31
(in millions)	2008	2007	2006
Net sales	$4,797.9	$3,060.9	$2,484.8
Net earnings	323.2	110.3	123.4

Mosaic’s share of equity in net earnings	124.0	41.3	48.4

Total assets	2,983.2	1,902.8	1,673.8
Total liabilities	2,266.5	1,201.5	1,100.1

Mosaic’s share of equity in net assets	266.0	288.8	238.4

The difference between our share of equity in net assets as shown in the above table and the investment in non-consolidated companies as shown on the Consolidated Balance Sheet is due to an excess amount paid over the book value of Fertifos. The excess relates to phosphate rock reserves adjusted to fair value in relation to Fertifos. The excess amount is amortized over the estimated life of the phosphate rock reserve and is net of related deferred income taxes.

Our ownership interest in Fertifos requires disclosure as defined by applicable SEC regulations as of May 31, 2008. Our carrying value of equity investments is impacted by net earnings and losses, dividends, movements in foreign currency exchange as well as other adjustments. In fiscal 2007, Fertifos and Fosfertil adopted SFAS 158 which resulted in a reduction of $3.3 million to our investment for the impact of adoption.

The following table summarizes financial information for Fertifos for the periods shown below.

	May 31
(in millions)	2008	2007	2006
Net earnings	$154.4	$48.6	$63.5

Total assets	1,612.3	1,048.1	908.1
Total liabilities	1,073.8	672.1	614.6

11. GOODWILL

The changes in the carrying amount of goodwill, by reporting unit, for the years ended May 31, 2008 and 2007, are as follows:

(in millions)	Phosphates	Potash	Total
Balance as of May 31, 2006	$753.9	$1,593.2	$2,347.1
Income tax adjustments	(30.2)	(59.2)	(89.4)
Foreign currency translation	-	26.1	26.1

Balance as of May 31, 2007	723.7	1,560.1	2,283.8
Income tax adjustments	(167.5)	(322.0)	(489.5)
Foreign currency translation	-	80.9	80.9

Balance as of May 31, 2008	$556.2	$1,319.0	$1,875.2

The Company has recorded adjustments to goodwill during fiscal 2008 and 2007 which are related to the reversal of income tax valuation allowances and other purchase accounting adjustments for income tax-related amounts including a revision to our deferred taxes to reflect our ability to claim foreign tax credits. As of May 31, 2008, $263.5 million of goodwill was determined to be tax deductible.

12. FINANCING ARRANGEMENTS

On December 1, 2006, we completed a refinancing (“Refinancing”) consisting of (i) the purchase by subsidiaries of approximately $1.4 billion of outstanding senior notes and debentures (“Existing Notes”) pursuant to tender offers and (ii) the refinancing of a $345.0 million term loan B facility under our existing bank credit agreement. The total consideration paid for the purchase of the Existing Notes, including tender premiums and consent payments but excluding accrued and unpaid interest, was approximately $1.5 billion. Mosaic funded the purchase of the Existing Notes and the refinancing of the existing term loan B facility through the issuance of $475.0 million aggregate principal amount of 7.375% senior notes due 2014 and $475.0 million aggregate principal amount of 7.625% senior notes due 2016, and new $400.0 million term loan A-1 and $612.0 million new term loan B facilities under an amended and restated senior secured bank credit agreement (“Restated Credit Agreement”). The excess proceeds from the Refinancing became available to us for general corporate purposes.

The revolving credit facility and term loan A facility existing under our senior secured bank credit agreement before the Refinancing were not refinanced and remained in place under the Restated Credit Agreement after the Refinancing.

Purchases of Existing Notes

The Existing Notes purchased in the Refinancing consisted of approximately $124.0 million aggregate principal amount of Mosaic Global Holdings’ 6.875% Debentures due 2007, $371.0 million aggregate principal amount of 10.875% Senior Notes due 2008, $374.1 million aggregate principal amount of 11.250% Senior Notes due 2011, $396.1 million aggregate principal amount of 10.875% Senior Notes due 2013, and $145.8 million aggregate principal amount of Phosphate Acquisition Partners L.P.’s 7% Senior Notes due 2008. After giving effect to the purchases of the Existing Notes, approximately $26.0 million aggregate principal amount of Mosaic Global Holdings’ 6.875% debentures due 2007, $23.9 million aggregate principal amount of 10.875% senior notes due 2008, $29.4 million aggregate principal amount of 11.250% senior notes due 2011, $3.5 million aggregate principal amount of 10.875% senior notes due 2013 and $4.2 million aggregate principal amount of Phosphate Acquisition Partners L.P.’s 7% senior notes due 2008 remained outstanding. In connection with the closing of the Refinancing, the indentures pursuant to which the Existing Notes were issued were amended to remove substantially all of their restrictive covenants, including restrictions limiting the payment of dividends by Mosaic Global Holdings to Mosaic.

New Senior Notes

The indenture relating to the New Senior Notes limited the ability of the Company to make restricted payments, which includes investments, guarantees, and dividends on and redemptions or repurchases of our capital stock. The indenture also contained other covenants and events of default that limited various matters or required the Company to take various actions under specified circumstances. In June 2008, two of three credit rating agencies, Fitch Inc. and Standard and Poor’s Ratings Services, that rate the New Senior Notes upgraded their ratings of the New Senior Notes and other unsecured debt to investment grade status.3 As a result, pursuant to the terms of the indenture, most of the restrictive covenants relating to the New Senior Notes have fallen away. Certain restrictive covenants of the New Senior Notes continue to apply, including restrictive covenants limiting liens, sale and leaseback transactions and mergers, consolidations and sales of substantially all assets as well as the events of default.

The obligations under the New Senior Notes are guaranteed by substantially all of Mosaic’s domestic operating subsidiaries, Mosaic’s subsidiaries that own and operate the Company’s potash mines at Belle Plaine and Colonsay, Saskatchewan, Canada, and intermediate holding companies through which Mosaic owns the guarantors.

Mosaic entered into registration agreements with the initial purchasers of the New Senior Notes in connection with their issue and sale to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (“Securities Act”), and to non-U.S. persons in reliance on Regulation S under the Securities Act. The New Senior Notes were not registered under the Securities Act and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements. Pursuant to amendments to Rule 144 adopted by the SEC effective February 15, 2008, the sale (other than by affiliates of Mosaic) of the New Senior Notes became eligible for an exemption from registration under the Securities Act effective February 15, 2008. Upon effectiveness of these rule amendments, Mosaic’s registration obligations with respect to the New Senior Notes expired. In addition, because of these rule amendments Mosaic’s obligation to pay increased interest at an additional rate of 0.25% per annum for the period beginning December 2, 2007 that arose because Mosaic had not satisfied the requirements of the registration rights agreements expired on February 14, 2008.

Amended and Restated Credit Facilities

The amended and restated credit facilities are intended to serve as our primary senior secured bank credit facilities to meet the combined liquidity needs of all of our business segments. After the Refinancing, the credit facilities under the Restated Credit Agreement consisted of a revolving credit facility of up to $450.0 million available for revolving credit loans, swingline loans and letters of credit, a term loan A facility of $45.8 million, a term loan A-1 facility of $400.0 million and a term loan B facility of $612.0 million. From May 1, 2007 to December 31, 2007, we prepaid $1.0 billion aggregate principal amount of term loans under our senior secured bank credit facility. After the above prepayments, the outstanding term loans under the Restated Credit Agreement were reduced to $2.2 million principal amount of term loan A borrowings, $19.2 million principal amount of term loan A-1 borrowings, and $29.6 million principal amount of term loan B borrowings.

Borrowings under the revolving credit facility, the term loan A facility and the term loan A-1 facility bear interest at LIBOR plus 1.50%, and borrowings under the term loan B facility bear interest at LIBOR plus 1.75%. Commitment fees accrue at a rate of 0.375% on unused amounts under the revolving credit facility.

[3]

A security rating is not a recommendation to buy, sell or hold securities. Although a security rating may be subject to revision or withdrawal at any time by the assigning rating organization, any such revision or withdrawal would not affect the fall-away of the covenants relating to the New Senior Notes. Each rating should be evaluated separately from any other rating.

The Restated Credit Agreement requires us to maintain certain financial ratios, including a leverage ratio and an interest coverage ratio. It also contains other covenants and events of default that limit various matters or require us to take various actions under specified circumstances, including a limitation on our ability to pay dividends on, redeem or repurchase our capital stock. In May 2008, the Restated Credit Agreement was further amended to, among other things, eliminate a restriction on capital and certain other expenditures and to increase the permissible amount of borrowings by our foreign subsidiaries.

The obligations under the Restated Credit Agreement are guaranteed by substantially all of our domestic operating subsidiaries, our subsidiaries that own and operate our potash mines at Belle Plaine and Colonsay, Saskatchewan, Canada, and intermediate holding companies through which we own the guarantors. The obligations are secured by security interests in, mortgages on and/or pledges of (i) the equity interests in the guarantors and in domestic subsidiaries held directly by Mosaic and the guarantors under the Restated Credit Agreement; (ii) 65% of the equity interests in other foreign subsidiaries held directly by Mosaic and such guarantors; (iii) intercompany borrowings by subsidiaries that are held by Mosaic and such guarantors; (iv) the Belle Plaine and Colonsay, Saskatchewan, Canada and Hersey, Michigan potash mines and the Riverview, Florida phosphate plant owned by us; and (v) all of the inventory and receivables of Mosaic and such guarantors.

The maturity date of the revolving credit facility is February 18, 2010, the maturity date of the term loan A facility is February 19, 2010, the maturity date of the term loan A-1 facility is December 1, 2011 and the maturity date of the term loan B facility is December 1, 2013. Prior to maturity, in general, the applicable borrower is obligated to make quarterly amortization payments of $0.1 million with respect to the term loan A facility, $0.2 million with respect to the term loan A-1 facility, and $0.1 million with respect to the term loan B facility commencing December 31, 2008. In addition, if Mosaic’s leverage ratio as defined under the Restated Credit Agreement is more than 3.50 to 1.00 as of the end of any fiscal year, borrowings must be repaid from 50% of excess cash flow for such fiscal year.

Short-Term Debt

Short-term debt consists of the revolving credit facility under the Restated Credit Agreement, a receivables financing facility, and various other short-term borrowings related to our Offshore business. Short-term borrowings were $133.1 million and $138.6 million as of May 31, 2008 and May 31, 2007, respectively. The weighted average interest rates on short-term borrowings were 5.5% and 6.6% as of May 31, 2008 and May 31, 2007, respectively.

We had no outstanding borrowings under the revolving credit facility as of either May 31, 2008 or May 31, 2007. We had outstanding letters of credit that utilized a portion of the revolving credit facility of $41.2 million and $102.7 million as of May 31, 2008 and May 31, 2007, respectively. The net available borrowings under the revolving credit facility as of May 31, 2008 and May 31, 2007 were approximately $408.8 million and $347.3 million, respectively. Unused commitment fees of $1.5 million and $1.1 million were expensed during fiscal 2008 and 2007, respectively. Borrowings under the revolving credit facility bear interest at LIBOR plus 1.5%.

On November 30, 2007, PhosChem entered into a revolving line of credit providing for borrowings of up to $55.0 million through November 29, 2009 to fund its working capital (including receivables). The revolving line of credit supports PhosChem’s funding of its purchases of crop nutrients from us and the other PhosChem member and is with recourse to PhosChem but not to us. The line of credit is secured by PhosChem’s accounts receivable, inventories, deposit accounts and certain other assets. Outstanding borrowings under the line of credit bear interest at the Prime Rate minus 1.0% or LIBOR plus 0.7%, at PhosChem’s election. PhosChem had $38.4 million outstanding under the revolving line of credit as of May 31, 2008. The revolving line of credit replaced a prior $55.0 million receivables purchase facility, which PhosChem terminated in connection with entering into the new line of credit. The outstanding principal under the terminated receivables purchase facility was $28.0 million at May 31, 2007 and is included in short-term borrowings.

The remainder of the short-term borrowings balance consisted of lines of credit relating to our Offshore segment and other short-term borrowings. As of May 31, 2008, these borrowings bear interest rates between 3.8% and 9.6%, respectively. As of May 31, 2008 and May 31, 2007, $94.7 million and $110.6 million, respectively, were outstanding.

Long-Term Debt, including Current Maturities

Long-term debt primarily consists of term loans, industrial revenue bonds, secured notes, unsecured notes, and unsecured debentures. Long-term debt as of May 31, 2008 and 2007, respectively, consisted of the following:

(in millions)	May 31, 2008 Stated Interest Rate	May 31, 2008 Effective Interest Rate	May 31, 2008 Stated Value	Combination Fair Market Value Adjustment	May 31, 2008 Carrying Value	May 31, 2007 Stated Value	Combination Fair Market Value Adjustment	May 31, 2007 Carrying Value
Term loans	LIBOR + 1.5% - 1.75%	4.10%	$51.0	$0.3	$51.3	$801.0	$6.3	$807.3
Industrial revenue bonds	5.5% and 7.7%	6.64%	40.9	1.2	42.1	40.9	1.2	42.1
Other secured notes	5.6% - 10.75%	7.57%	30.0	-	30.0	38.4	0.1	38.5
Unsecured notes	7.375% - 10.875%	7.38%	978.1	2.7	980.8	983.4	4.5	987.9
Unsecured debentures	7.3% - 9.45%	7.15%	258.5	5.7	264.2	284.5	6.2	290.7
Capital leases and other	4.0% - 9.93%	6.91%	48.9	-	48.9	53.5	-	53.5

Total long-term debt			1,407.4	9.9	1,417.3	2,201.7	18.3	2,220.0
Less current portion			42.4	0.9	43.3	397.9	5.9	403.8

Total long-term debt, less current maturities			$1,365.0	$9.0	$1,374.0	$1,803.8	$12.4	$1,816.2

As of May 31, 2008 and May 31, 2007, we had $51.3 million and $807.3 million, respectively, outstanding under the term loan facilities that are part of our senior secured credit facility. As of May 31, 2008, the term loan facilities bear interest at LIBOR plus 1.50%-1.75%.

As more fully discussed above, the Restated Credit Agreement requires us to maintain certain financial ratios, including a leverage ratio and an interest coverage ratio. We were in compliance with the provisions of the financial covenants in the Restated Credit Agreement as of May 31, 2008.

We have two industrial revenue bonds which total $42.1 million as of May 31, 2008 and May 31, 2007. As of May 31, 2008, the industrial revenue bonds bear interest rates at 5.5% and 7.7%. The maturity dates are 2009 and 2022.

We have several other secured notes which total $30.0 million and $38.5 million as of May 31, 2008 and May 31, 2007, respectively. As of May 31, 2008, the secured notes bear interest rates between 5.6% and 10.75%. The maturity dates range from 2008 to 2013.

We have several unsecured notes which total $980.8 million and $987.9 million as of May 31, 2008 and May 31, 2007, respectively. This includes the New Senior Notes issued as part of the Refinancing described above. As of May 31, 2008, the unsecured notes bear interest rates between 7.375% and 10.875%. The maturity dates range from 2008 to 2016.

We have several unsecured debentures which total $264.2 million and $290.7 million as of May 31, 2008 and May 31, 2007, respectively. As of May 31, 2008, the unsecured debentures bear interest rates between 7.3% and 9.45%. The maturity dates range from 2011 to 2028.

The remainder of the long-term debt balance relates to capital leases and fixed asset financings, variable rates loans, and other types of debt. As of May 31, 2008 and May 31, 2007, $48.9 million and $53.5 million, respectively, were outstanding.

As of May 31, 2008, we had at least $664.7 million available for the payment of cash dividends with respect to our common stock under the covenants limiting the payment of dividends in the Restated Credit Agreement. In addition, as of May 31, 2008, the indenture relating to the New Senior Notes included a covenant that limited restricted payments, including the payment of cash dividends with respect to our common stock. The covenant in the indenture that limited dividends was one of those that fell away as a result of the upgrades of the ratings on the New Senior Notes described above.

Scheduled maturities of long-term debt are as follows for the periods ending May 31:

(in millions)
2009	$42.4
2010	33.4
2011	17.7
2012	63.8
2013	1.2
Thereafter	1,248.9

Total	$1,407.4

13. VARIABLE INTEREST ENTITIES

In the normal course of business we interact with various entities that may be variable interest entities (VIEs). Typical types of these entities are suppliers, customers, marketers, and real estate companies.

We have identified PhosChem, South Fort Meade General Partner, LLC (“SFMGP”) and South Fort Meade Partnership, L.P. (“SFMP”) as VIEs in which we are the primary beneficiary. Therefore, in accordance with FIN 46R, we consolidate these VIEs. Also, we did not identify any additional VIEs in which we hold a significant interest.

Generally, PhosChem markets our Phosphate products internationally. PhosChem had net sales of $2.8 billion and $1.6 billion for the years ended May 31, 2008 and 2007, respectively, which are included in our consolidated net sales. PhosChem funds its operations in part through a revolving line of credit, under which the outstanding borrowings were $38.4 million as of May 31, 2008. The line of credit is secured by PhosChem’s accounts receivable, inventories, deposit accounts and certain other assets. The revolving line of credit replaced a prior receivables purchase facility, which PhosChem terminated in connection with entering into the new line of credit. The outstanding principal under the terminated receivables purchase facility was $28.0 million at May 31, 2007, which represented the amount of trade receivables sold by PhosChem under this financing facility. These amounts are included in our Consolidated Balance Sheets as of May 31, 2008 and 2007.

SFMP and SFMGP own the mineable acres at our South Fort Meade phosphate mine. SFMP and SFMGP had no external sales in fiscal 2008 and 2007. As of May 31, 2008 and 2007, SFMP and SFMGP had $70.1 million and $77.1 million of total assets, respectively, and $23.0 million and $30.3 million of total debt, respectively. These amounts are included in our Consolidated Balance Sheets as of May 31, 2008 and 2007.

14. INCOME TAXES

The provision for income taxes for the years ended May 31 consisted of the following:

(in millions)	2008	2007	2006
Current:
Federal	$328.9	$2.2	$-
State	41.2	5.8	1.9
Non-U.S.	204.1	68.7	93.8

Total Current	574.2	76.7	95.7
Deferred:
Federal	210.5	47.9	4.8
State	33.4	4.5	1.2
Non-U.S.	(103.2)	(5.7)	(96.4)

Total Deferred	140.7	46.7	(90.4)

Provision for income taxes	$714.9	$123.4	$5.3

The components of earnings (loss) from consolidated companies before income taxes, and the effects of significant adjustments to tax computed at the federal statutory rate, were as follows:

(in millions)	2008		2007		2006
United States earnings (loss)	$2,059.9		$192.0		$(308.3)
Non-U.S. earnings	622.5		313.7		148.2

Earnings (loss) from consolidated companies before income taxes	$2,682.4		$505.7		$(160.1)

Computed tax at the federal statutory rate of 35%	35.0%		35.0%		(35.0%	)
State and local income taxes, net of federal income tax benefit	1.9%		1.6%		(3.8%	)
Percentage depletion in excess of basis	(4.9%	)	(7.4%	)	(14.3%	)
Prior year foreign tax credit	(2.3%	)	-		-
Non-U.S. income and withholding taxes	2.0%		10.3%		36.5%
Impact of change in Canadian tax rates	(1.3%	)	(9.1%	)	(50.6%	)
Change in valuation allowance	(2.3%	)	(6.5%	)	70.5%
Other items (none in excess of 5% of computed tax)	(1.4%	)	0.5%		-

Increased U.S. profits resulted in our ability to claim foreign tax credits, which included a one time benefit of $62.2 million.

During fiscal 2008, 2007, and 2006, the Canadian government approved legislation to reduce the Canadian federal corporate tax rate. The impact of this law change reduced the deferred tax liabilities and resulted in fiscal 2008, 2007, and 2006 earnings benefits of $34.0 million, $46.0 million, and $81.0 million, respectively, net of the impact of a reduced foreign tax credit in the U.S.

We have no present intention of remitting undistributed earnings of foreign subsidiaries aggregating $1.1 billion and $630 million as of May 31, 2008 and 2007, respectively, and accordingly, no deferred tax liability has been established relative to these earnings. The calculation of the unrecognized deferred tax liability related to these earnings is complex and is not practicable. If earnings were distributed, we would be subject to U.S. taxes and withholding taxes payable to various non-U.S. governments. Based upon the facts and circumstances at that time, we would determine whether a credit for non-U.S. taxes already paid would be available to reduce the U.S. tax liability.

Significant components of our deferred tax liabilities and assets as of May 31 were as follows:

(in millions)	2008	2007	2006
Deferred tax liabilities:
Depreciation and amortization	$(378.2)	$(310.2)	$(357.9)
Depletion	(508.7)	(632.0)	(620.2)
Partnership tax bases differences	(98.6)	(133.7)	(106.5)
Other liabilities	(111.9)	(1.9)	(14.3)

Total deferred tax liabilities	$(1,097.4)	$(1,077.8)	$(1,098.9)
Deferred tax assets:
Alternative minimum tax credit carryforwards	$125.6	$111.7	$110.3
Capital loss carryforwards	6.5	14.4	18.0
Foreign tax credit carryforwards	115.7	-	-
Long-term debt	-	8.3	80.3
Net operating loss carryforwards	27.1	197.5	259.0
Post-retirement and post-employment benefits	64.6	75.6	96.2
Reclamation and decommissioning accruals	189.8	180.2	157.2
Other assets	290.7	171.7	251.8

Subtotal	820.0	759.4	972.8
Valuation allowance	(6.6)	(316.6)	(498.4)

Net deferred tax assets	813.4	442.8	474.4

Net deferred tax liabilities	$(284.0)	$(635.0)	$(624.5)

We have certain Canadian entities that are taxed in both Canada and the U.S. As a result, we have deferred tax balances for both jurisdictions. As of fiscal 2008, these deferred taxes are offset by approximately $242.0 million of foreign tax credits included within our depreciation and depletion components of deferred tax liabilities.

During 2008, we revised our deferred taxes to reflect our ability to claim foreign tax credits, which resulted in an adjustment to goodwill.

As of May 31, 2008, we had estimated carryforwards for tax purposes as follows: alternative minimum tax credits of $125.6 million, net operating losses of $53.5 million, capital losses of approximately $23 million, and foreign tax credits of $115.7 million.

The alternative minimum tax credit carryforwards can be carried forward indefinitely. The net operating loss carryforwards relate to Brazil and can be carried forward indefinitely but are limited to 30 percent of taxable income each year. The majority of foreign tax credits have expiration dates ranging from fiscal 2010 through fiscal 2017.

The majority of these carryforward benefits may be subject to limitations imposed by the Internal Revenue Code and in certain cases provisions of foreign law. A nominal valuation allowance remains on a small portion of these carryforward benefits. In determining whether it was necessary to record a valuation allowance against these carryforward benefits, we undertook an analysis, taking into consideration available objective evidence, both positive and negative, to determine whether it was more likely than not that we would be able to realize a tax benefit from these carryforwards and deferred tax assets. Our analysis included an evaluation of reversing taxable temporary differences, projected future taxable income, and tax planning strategies, which demonstrated that the carryforward benefit and deferred tax assets were more likely than not to be realized. We will continue to analyze the need for a valuation allowance against these carryforward and deferred tax assets.

Reduction of Valuation Allowance

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making this assessment, we consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Prior to fiscal 2008, we provided a valuation allowance for a portion of our U.S. deferred tax assets and certain non-U.S. deferred tax assets. During the three months ended August 31, 2007, we determined that it was more likely than not that we would realize the benefits of the U.S. deferred tax assets related to NOL carryforwards, alternative minimum tax (“AMT”) credit carryforwards and other deductible temporary differences for which a U.S. valuation allowance had been recorded. Accordingly, of the approximately $250.1 million U.S. valuation allowance at May 31, 2007, approximately $213.6 million has been reversed as a reduction to goodwill and $31.0 million has been reversed as a reduction to tax expense during fiscal 2008. In accordance with EITF Issue No. 93-7, “Uncertainties Related to Income Taxes in Business Combinations”, the recognition of $213.6 million as a reduction to goodwill is required as those benefits arose from the Combination.

During the fourth quarter of fiscal 2008, we determined that our valuation allowance against certain non-U.S. deferred tax assets recorded in prior fiscal years was not required. A reduction of the majority of non-U.S. valuation allowance of approximately $30.0 million was recorded as a reduction to income tax expense. We no longer carry a valuation allowance of $5.5 million against U.S. capital loss carryforwards as the capital losses expired at the end of fiscal 2008.

Adoption of FIN 48

Effective June 1, 2007, we adopted the provisions of FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken in a tax return. Under FIN 48, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on subsequent derecognition of tax positions, financial statement classification, recognition of interest and penalties, accounting in interim periods and disclosure and transition rules. The adoption of FIN 48 did not have a material impact on our financial condition, results of operations or cash flows.

The adoption of FIN 48 resulted in the reclassification from other tax accounts of a $169.6 million liability, including interest and penalties that is included in other noncurrent liabilities at June 1, 2007.

As of June 1, 2007, we had $192.8 million of unrecognized tax benefits. As of June 1, 2007, if recognized, $12.7 million would have an impact on our effective tax rate, whereas $7.6 million would result in adjustment to non-goodwill balance sheet accounts. As of May 31, 2008, we had $195.3 million of unrecognized tax benefits. As of May 31, 2008, if recognized, $7.8 million would have an impact on our effective tax rate, whereas $9.3 million would result in adjustment to non-goodwill balance sheet accounts. Included in the balance of unrecognized tax benefits at June 1, 2007 and May 31, 2008 are $141.4 million and $117.9 million, respectively, of tax benefits that under current U.S. GAAP, if recognized, would result in a decrease to goodwill recorded as a result of the Combination in accordance with Emerging Issues Task Force Issue No. 93-7, “Uncertainties Related to Income Taxes in a Business Combination”. It is expected that the amount of unrecognized tax benefits will change in the next twelve months; however the change cannot reasonably be estimated.

(in millions)	2008
Unrecognized tax benefits:
Balance at June 1, 2007	$192.8
Decreases for positions taken in prior years	(33.6)
Currency translation	5.0
Increases for positions taken in prior years	17.4
Increases for positions related to current year	22.9
Lapsing of statutes of limitations	(9.2)

Balance at May 31, 2008	$195.3

We recognize interest and penalties related to unrecognized tax benefits as a component of our income tax provision. This policy did not change as a result of the adoption of FIN 48. Interest and penalties accrued in our Consolidated Balance Sheet at June 1, 2007 and May 31, 2008 are $15.9 million and $25.4 million, respectively, and are included in other noncurrent liabilities in the Consolidated Balance Sheet. For fiscal 2008, we recognized interest and penalties expense of $8.1 million in our Consolidated Statements of Operations.

We operate in multiple tax jurisdictions, both within the United States and outside the United States, and face audits from various tax authorities regarding transfer pricing, deductibility of certain expenses, and intercompany transactions, as well as other matters. With few exceptions, we are no longer subject to examination for tax years prior to 2001.

We are currently under audit by the Internal Revenue Service for the fiscal years 2004 to 2006 and Canadian Revenue Agency for the fiscal years 2001 to 2002. Based on the information available at May 31, 2008, we do not anticipate significant additional changes to our unrecognized tax benefits as a result of these examinations.

15. ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

We account for AROs in accordance with SFAS 143. Our legal obligations related to asset retirement require us to: (i) reclaim lands disturbed by mining as a condition to receive permits to mine phosphate ore reserves; (ii) treat low pH process water in phosphogypsum management systems to neutralize acidity; (iii) close phosphogypsum management systems at our Florida and Louisiana facilities at the end of their useful lives; (iv) remediate certain other conditional obligations; and (v) remove all surface structures and equipment, plug and abandon mine shafts, contour and revegetate, as necessary, and monitor for three years after closing our Carlsbad, New Mexico facility. The estimated liability for these legal obligations is based on the estimated cost to satisfy the above obligations which is discounted using a credit-adjusted risk-free rate.

In fiscal 2008 and 2007, we recognized a restructuring loss of $18.2 million and a restructuring gain of $4.1 million, respectively, related to revisions in estimated cash flows for the indefinite closure of our Fort Green phosphate mine and our Green Bay and South Pierce concentrates plants in central Florida (“Phosphates

Restructuring”). As the related asset no longer has an estimated useful life and as a result was impaired, the amounts were recorded in restructuring expense in fiscal 2008 and 2007. For further discussion on the indefinitely closed facilities refer to Note 22.

A reconciliation of our AROs is as follows:

	May 31
(in millions)	2008	2007
Asset retirement obligations, beginning of year	$541.5	$548.2
Liabilities incurred	39.8	24.0
Liabilities settled	(81.8)	(70.3)
Accretion expense	26.5	28.2
Revisions in estimated cash flows for operating facilities	(28.6)	15.5
Revisions in estimated cash flows for restructured facilities	18.2	(4.1)

Asset retirement obligations, end of year	515.6	541.5
Less current portion	85.1	77.6

	$430.5	$463.9

We also have unrecorded ARO that are conditional upon a certain event. These ARO generally include the removal and disposition of non-friable asbestos. The most recent estimate of the aggregate cost of these ARO, expressed in 2008 dollars, is approximately $19 million. We have not recorded a liability for these conditional ARO at May 31, 2008 because we do not currently believe there is a reasonable basis for estimating a date or range of dates for demolition of these facilities. In reaching this conclusion, we considered the historical performance of each facility and have taken into account factors such as planned maintenance, asset replacements and upgrades which, if conducted as in the past, can extend the physical lives of our facilities indefinitely. We also considered the possibility of changes in technology, risk of obsolescence, and availability of raw materials in arriving at our conclusion.

16. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to the impact of fluctuations in the relative value of currencies, the impact of fluctuations in the purchase price of natural gas, ammonia and sulfur consumed in operations, changes in freight costs, as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our foreign currency risks and the effects of changing commodity and freight prices, but not for speculative purposes.

We use financial instruments, including forward contracts, zero-cost collars and futures, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Consolidated Statements of Operations. One of the primary currency exposures relates to several of our Canadian entities, whose sales are denominated in U.S. dollars, but whose costs are paid principally in Canadian dollars, which is their functional currency. Our Canadian businesses monitor their foreign currency risk by estimating their forecasted transactions and measuring their balance sheet exposure in U.S. dollars and Canadian dollars. We hedge certain of these risks through forward contracts and zero-cost collars. Our international distribution and production operations monitor their foreign currency risk by assessing their balance sheet and forecasted exposures. Our Brazilian operations enter into foreign currency futures traded on the Futures and Commodities Exchange—Brazil Mercantile and Futures Exchange—and also enter into non deliverable forward contracts to hedge foreign currency risk. Our other foreign locations also use forward contracts to reduce foreign currency risk.

We use forward purchase contracts, forward freight agreements, swaps and zero-cost collars to reduce the risk related to significant price changes in our inputs and product prices. The use of these financial instruments modifies the exposure of these risks with the intent to reduce our risk and variability.

Our foreign currency exchange contracts, commodities contracts and certain freight contracts do not qualify for hedge accounting under SFAS 133; therefore, unrealized gains and losses are recorded in the Consolidated Statements of Operations. Unrealized gains and losses on foreign currency exchange contracts related to commodities contracts and certain forward freight agreements are recorded in cost of goods sold in the Consolidated Statements of Operations. Unrealized gains or losses used to hedge changes in our financial position are included in the foreign currency transaction loss line on the Consolidated Statements of Operations. Below is a table that shows our derivative unrealized gains (losses) related to foreign currency exchange contracts, commodities contracts, and freight contracts:

	Years ended May 31
(in millions)	2008	2007
Foreign currency exchange contracts included in cost of goods sold	$(12.6)	$(3.0)
Commodities contracts included in cost of goods sold	36.9	14.2
Ocean freight contracts included in cost of goods sold	6.6	2.3
Foreign currency exchange contracts included in foreign currency transaction gain (loss)	(5.9)	6.7

17. GUARANTEES AND INDEMNITIES

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

Material guarantees and indemnities within the scope of FIN 45 are as follows:

Guarantees to Brazilian Financial Parties. From time to time, we issue guarantees to financial parties in Brazil for certain amounts owed the institutions by certain customers of Mosaic. The guarantees are for all or part of the customers’ obligations. In the event that the customers default on their payments to the institutions and we would be required to perform under the guarantees, we have in most instances obtained collateral from the customers. The guarantees generally have a one-year term, but may extend up to two years or longer depending on the crop cycle, and we expect to renew many of these guarantees on a rolling twelve-month basis. As of May 31, 2008, we have estimated the maximum potential future payment under the guarantees to be $63.4 million. The fair value of these guarantees is immaterial to the Consolidated Financial Statements at May 31, 2008 and May 31, 2007.

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

18. PENSION PLANS AND OTHER BENEFITS

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

In accordance with the merger and contribution agreement (“Merger and Contribution Agreement”) related to the Combination, pension and other postretirement benefit liabilities for certain of the former CCN employees were not transferred to us. Prior to the Combination, Cargill was the sponsor of the benefit plans for CCN employees and therefore, no assets or liabilities were transferred to us. These former CCN employees remain eligible for pension and other postretirement benefits under Cargill’s plans. Cargill incurs the associated costs and charges them to us. The amount that Cargill may charge to us for such pension costs may not exceed $2.0 million per year or $19.2 million in the aggregate. As of May 31, 2008, the aggregate amount remaining under this agreement is $11.2 million. This cap does not apply to the costs associated with certain active union participants who continue to earn service credit under Cargill’s pension plan.

Costs charged to us for the former CCN employees’ pension expense were $2.6 million, $3.6 million and $3.3 million for fiscal 2008, 2007 and 2006, respectively.

There are several defined benefit plans for international employees that are covered by Cargill. The liabilities from these plans are not material to the Consolidated Financial Statements. We also provide defined contribution plans in various countries where we are liable for the employer match. Costs related to these plans were $1.0 million, $0.8 million and $0.7 million for fiscal 2008, 2007 and 2006, respectively.

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

In fiscal 2006, in connection with the Phosphates Restructuring, we incurred a curtailment on both the pension and post-retirement plans. For the pension plan, the curtailment reduced our projected benefit obligation and fiscal 2007 expense by $0.9 million. For the postretirement plan, the curtailment reduced our accumulated projected benefit obligation and fiscal 2007 expense by $0.9 million and $0.7 million, respectively. For further details on the Phosphates Restructuring, refer to Note 22.

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

Our U.S. retiree medical program provides a benefit to our U.S. retirees that is at least actuarially equivalent to the benefit provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Part D). Because our plan is more generous than Medicare Part D, it is considered at least actuarially equivalent to Medicare Part D and the U.S. government provides a subsidy to the Company.

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

Accounting for Pension and Postretirement Plans

We used an end of February measurement date for fiscal 2008 and fiscal 2007, respectively, for our pension and postretirement benefit plans. The tables and discussion on the following pages only represent the North American plans as the international plans are immaterial.

Effective for fiscal 2007, we adopted the provisions of SFAS 158 relating to the recognition of the funded status of a plan. The provision of SFAS 158 requiring congruent measurement dates were adopted as of June 1, 2008. See Note 4 for further discussion related to the adoption of SFAS 158.

The year-end status of the North American plans was as follows:

	Pension Plans		Postretirement Benefit Plans
(in millions)	2008	2007	2008	2007
Change in benefit obligation:
Benefit obligation at beginning of year	$590.2	$577.0	$120.1	$117.5
Service cost	7.0	6.9	0.9	0.9
Interest cost	32.1	31.5	6.3	6.4
Plan amendments	0.3	-	-	-
Actuarial (gain) loss	(34.3)	7.3	(10.5)	4.7
Currency fluctuations	13.9	5.9	0.9	0.4
Curtailment gain	-	(0.9)	-	(0.9)
Employee contribution	-	-	0.3	0.4
Benefits paid	(28.7)	(37.5)	(9.1)	(9.3)

Benefit obligation at end of year	$580.5	$590.2	$108.9	$120.1

Change in plan assets:
Fair value at beginning of year	$507.8	$461.1	$-	$-
Currency fluctuations	12.0	5.5	-	-
Actual return	13.4	54.3	-	-
Company contribution	21.9	24.4	8.8	8.9
Employee contribution	-	-	0.3	0.4
Benefits paid	(28.7)	(37.5)	(9.1)	(9.3)

Fair value at end of year	$526.4	$507.8	$-	$-

Funded status of the plans at the end of February	$(54.1)	$(82.4)	$(108.9)	$(120.1)
Employer contributions in fourth quarter	5.7	4.9	2.2	2.2

Funded status of the plans at May 31,	$(48.4)	$(77.5)	$(106.7)	$(117.9)

Amounts recognized in the consolidated balance sheet: balance sheets:
Current liabilities	$(0.8)	$(0.8)	$(11.4)	$(12.4)
Noncurrent liabilities	(47.6)	(76.7)	(95.3)	(105.5)
Amounts recognized in accumulated other comprehensive (income) loss	$(31.7)	$(23.4)	$(9.6)	$0.8

The accumulated benefit obligation for the defined benefit pension plans was $571.5 million and $583.5 million as of May 31, 2008 and 2007, respectively.

The components of net annual periodic benefit costs and other amounts recognized in other comprehensive income include the following components:

(in millions)	Pension Plans			Postretirement Benefit Plans
Net Periodic Benefit Cost	2008	2007	2006	2008	2007	2006
Service cost	$7.0	$6.9	$7.1	$0.9	$0.9	$1.2
Interest cost	32.1	31.5	30.3	6.3	6.4	6.3
Expected return on plan assets	(38.7)	(34.0)	(31.7)	-	-	-
Amortization	-	-	-	-	(0.1)	-

Net periodic cost	0.4	4.4	5.7	7.2	7.2	7.5
Curtailment gain	-	(0.9)	-	-	(0.7)	-

Net periodic benefit cost	$0.4	$3.5	$5.7	$7.2	$6.5	$7.5

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net actuarial (gain) loss recognized in other comprehensive income	$(8.8)	$-	$-	$(10.5)	$-	$-

Total recognized in net periodic benefit cost and other comprehensive income	$(8.4)	$3.5	$5.7	$(3.3)	$6.5	$7.5

The estimated net actuarial gain for the pension plans and postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over fiscal 2009 is $1.7 million and $0.1 million, respectively.

The following benefit payments, which reflect estimated future service, are expected to be paid by the related plans in the fiscal years ending May 31:

(in millions)	Pension Plans Benefit Payments	Other Postretirement Plans Benefit Payments	Medicare Part D Adjustments
2009	$28.2	$11.4	$(0.8)
2010	31.1	11.8	(0.8)
2011	33.0	12.1	(0.8)
2012	35.3	11.9	(0.8)
2013	36.7	11.2	(0.7)
2014-2018	210.6	45.1	(2.8)

In fiscal 2009, we need to contribute cash of at least $20.3 million to the pension plan to meet minimum funding requirements. Also in fiscal 2009, we anticipate contributing cash of $11.4 million to the post-retirement medical benefit plan to fund anticipated benefit payments.

Our pension plan weighted-average asset allocations at May 31, 2008 and 2007 and the target by asset category are as follows:

		Plan Assets as of May 31
	Target	2008	2007
Asset Category
Equity securities	70%	71%	75%
Debt securities	27%	24%	21%
Real estate	3%	4%	3%
Other	0%	1%	1%

Total	100%	100%	100%

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

Weighted-average assumptions used to determine benefit obligations were as follows:

	Pension Plans			Postretirement Benefit Plans
	2008	2007	2006	2008	2007	2006
Discount rate	6.26%	5.48%	5.58%	5.87%	5.51%	5.70%
Expected return on plan assets	7.78%	7.79%	7.67%	-	-	-
Rate of compensation increase	3.50%	3.50%	3.50%	-	-	-

Weighted-average assumptions used to determine net benefit cost were as follows:

	Pension Plans			Postretirement Benefit Plans
	2008	2007	2006	2008	2007	2006
Discount rate	5.48%	5.58%	5.75%	5.51%	5.70%	5.75%
Expected return on plan assets	7.79%	7.67%	7.86%	-	-	-
Rate of compensation increase	3.50%	3.50%	3.75%	-	-	-

Assumed health care trend rates used to measure the expected cost of benefits covered by the plans were as follows:

	2008	2007	2006
Health care cost trend rate assumption for the next fiscal year	9.25%	9.25%	9.25%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.50%	5.50%	5.50%
Fiscal year that the rate reaches the ultimate trend rate	2013	2012	2011

Assumed health care cost trend rates have an effect on the amounts reported. For the health care plans a one-percentage-point change in the assumed health care cost trend rate would have the following effect:

	2008		2007		2006
(in millions)	One Percentage Point Increase	One Percentage Point Decrease	One Percentage Point Increase	One Percentage Point Decrease	One Percentage Point Increase	One Percentage Point Decrease
Total service and interest cost	$0.2	$(0.2)	$0.2	$(0.2)	$0.2	$(0.2)
Postretirement benefit obligation	1.4	(1.2)	3.4	(3.1)	3.2	(3.0)

Defined Contribution Plans

We assumed the IMC defined contribution plans following the Combination. Effective January 1, 2005, the IMC Global Inc. Profit Sharing and Savings Plan was renamed the Mosaic Investment Plan (“Investment Plan”). The Investment Plan permits eligible salaried and nonunion hourly employees to defer a portion of their compensation through payroll deductions and provides matching contributions. In fiscal 2008 and 2007, we matched 100% of the first 3% of the participant’s contributed pay plus 50% of the next 3% of the participant’s contributed pay to the Investment Plan, subject to Internal Revenue Service limits. Participant contributions, matching contributions, and the related earnings immediately vest. The Investment Plan also provides an annual non-elective employer contribution feature for eligible salaried and non-union hourly employees based on the employee’s age and eligible pay. In accordance with plan amendments effective January 1, 2007 participants are generally vested in the non-elective employer contributions after three years of service. Prior to January 1, 2007 vesting schedules in the non-elective employer contributions were generally over five years of service. In addition, a discretionary feature of the plan allows the Company to make additional contributions to employees. Effective January 1, 2005, certain former employees of Cargill who were employed with Mosaic on January 1, 2005 became eligible for the Investment Plan, and a portion of the Cargill Partnership Plan assets were transferred to the Investment Plan. Prior to January 1, 2005, Mosaic employees who were formerly Cargill salaried and non-union hourly employees received a matching contribution of 50% of the first 6% of the participant’s contributed pay with graded vesting over five years.

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

The expense attributable to the Investment Plan and Savings Plan was $22.9 million, $17.9 million and $14.5 million in fiscal 2008, 2007 and 2006, respectively.

Canadian salaried and non-union hourly employees participate in an employer funded plan with employer contributions similar to the U.S. plan. The plan provides a profit sharing component which is paid each year. We also sponsor one mandatory union plan in Canada. Benefits in these plans vest after two years of consecutive service.

19. SHARE-BASED PAYMENTS

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

In the fourth quarter of fiscal 2008, we amended our restricted stock unit participant agreements for outstanding grants made in 2006 and 2007 to certain executive officers and certain other officers to provide that the restricted stock units vest immediately upon death or disability but do not vest upon retirement.

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

Stock options are granted with an exercise price equal to the market price of our stock at the date of grant and have a ten-year contractual term. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option valuation model. Stock options granted to date vest either after three years of continuous service (cliff vesting) or in equal annual installments in the first three years following the date of grant (graded vesting). Stock options granted prior to June 1, 2006, were expensed by us on a straight-line basis over the vesting period, based on the estimated fair value of the award on the date of grant, net of actual forfeitures. Options granted after June 1, 2006, were expensed by us on a straight-line basis over the required service period, based on the estimated fair value of the award on the date of grant, net of estimated forfeitures.

Assumptions used to calculate the fair value of stock options in each period are noted in the following table. Expected volatilities were based on the combination of our and IMC’s historical six-year volatility of common stock. The expected term of the options is calculated using the simplified method described in SAB 110 under which the Company can take the midpoint of the vesting date and the full contractual term. The risk-free interest rate is based on the U.S. Treasury rate at the time of the grant for instruments of comparable life. We did not anticipate payment of dividends at the date of grant. A summary of the assumptions used to estimate the fair value of stock option awards is as follows:

	Years ended May 31
	2008	2007	2006
Weighted average assumptions used in option valuations:
Expected volatility	40.5%	40.8%	45.2%
Expected dividends	-	-	-
Expected term (in years)	6.0	6.0	6.0
Risk-free interest rate	4.63%	4.82%	4.16%

We recorded share-based compensation expense, net of forfeitures, of $18.5 million, $23.4 million and $8.1 million for fiscal 2008, 2007 and 2006, respectively. The tax benefit related to share-based compensation expense was $6.6 million and $8.5 million for fiscal 2008 and 2007, respectively. There was no tax benefit related to share-based compensation in fiscal 2006.

A summary of our stock option activity during the year-ended May 31, 2008 is as follows:

	Shares (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of June 1, 2007	5.9	$17.61	6.6	$104.5
Granted	0.7	40.36
Exercised	(3.0)	18.64
Canceled	(0.1)	33.97

Outstanding as of May 31, 2008	3.5	$20.28	7.3	$359.5

Exercisable as of May 31, 2008	1.4	$15.03	5.7	$151.3

The weighted-average grant date fair value of options granted during fiscal 2008, 2007 and 2006 was $18.87, $7.43 and $8.50, respectively. The total intrinsic value of options exercised during fiscal 2008, 2007 and 2006 was $151.0 million, $23.0 million and $11.9 million, respectively.

A summary of the status of our restricted stock units as of May 31, 2008, and changes during fiscal 2008, is presented below:

	Shares (in millions)	Weighted Average Grant Date Fair Value Per Share
Restricted stock units as of June 1, 2007	0.9	$16.06
Granted	0.1	$40.68
Issued and canceled	(0.1)	$17.61
Restricted stock units as of May 31, 2008	0.9	$19.71

As of May 31, 2008, there was $18.6 million of total unrecognized compensation cost related to options and restricted stock units granted under the Omnibus Plan. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.8 years. The total fair value of options vested in fiscal 2008 and 2007 was $9.9 million and $11.1 million, respectively.

Cash received from options exercised under all share-based payment arrangements for fiscal 2008, 2007 and 2006 was $57.2 million, $48.1 million and $28.9 million, respectively. In fiscal 2008, we received a tax benefit for tax deductions from options of $54.7 million. In fiscal 2007, we received a tax benefit for tax deductions from options of $0.8 million relating to alternative minimum tax. Based on our tax loss carryforward position, we did not receive a tax benefit for tax deductions from options which were exercised in fiscal 2006.

20. COMMITMENTS

We lease certain plants, warehouses, terminals, office facilities, railcars and various types of equipment under operating leases, some of which include escalation clauses, with lease terms ranging from one to ten years. In addition to minimum lease payments, some of our office facility leases require payment of our proportionate share of real estate taxes and building operating expenses.

We have long-term agreements for the purchase of sulfur which is used in the production of phosphoric acid. We also have long-term agreements for the purchase of ammonia which is used with phosphoric acid to produce DAP and MAP in our Phosphates business. We have a long-term agreement for the purchase of natural gas, which is a significant raw material used in the solution mining process in our Potash segment. We also have long-term agreements for the purchase of natural gas for use in our phosphate concentrates plants. The commitments included in the table below are based on market prices as of May 31, 2008.

A schedule of future minimum long-term purchase commitments, based on May 31, 2008 market prices, and minimum lease payments under non-cancelable operating leases as of May 31, 2008 follows:

(in millions)	Purchase Commitments	Operating Leases
2009	$2,481.2	$36.6
2010	648.0	26.4
2011	350.3	18.2
2012	71.9	13.3
2013	19.0	5.2
Subsequent years	22.1	5.5

	$3,592.5	$105.2

Rental expense for fiscal 2008, 2007 and 2006 amounted to $58.0 million, $62.3 million and $67.3 million, respectively. Purchases made under long-term commitments were $3.1 billion, $788.0 million and $947.9 million for fiscal 2008, 2007, and 2006, respectively.

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

Under a long-term contract with a customer, we mine and refine the customer’s potash reserves at our Esterhazy mine for a fee plus a pro rata share of operating and capital costs. The contract provides that the customer may elect to receive between 0.45 million and 1.3 million tonnes of potash per year. The contract provides for a term through December 31, 2011 as well as certain renewal terms at the option of the customer, but only to the extent the customer has not received all of its available reserves under the contract. Based on our present calculations, we believe that our obligation to supply potash to the customer will expire in the fourth quarter of fiscal 2010, assuming the customer continues to take 1.1 million tonnes (which is the volume the customer has elected to take for calendar 2008) annually under the contract. The customer has expressed the view that our obligation will expire in November 2011, and we are currently in discussions to determine if a date can be mutually agreed upon by the parties. After expiration of the contract, the productive capacity at our Esterhazy mine currently used to satisfy our obligations under the contract will be available to us for sales to any of our customers at current market prices. For fiscal 2008, 2007 and 2006, sales under this contract were $91.4 million, $66.5 million and $48.6 million, respectively.

Under a long-term contract that extends through 2011 with a third party customer, we supply approximately 0.2 million tonnes of potash annually. In addition, we supply approximately 0.2 million tonnes of salt on an annual basis to a customer under a long-term contract that extends through 2013. As of the date of the Combination, these contracts reflected below market prices and we recorded a $123.7 million fair value adjustment that will be amortized into sales over the life of the contracts. For fiscal 2008, 2007 and 2006, the amortization of the fair value adjustment increased net sales by $19.4 million, $16.2 million and $16.6 million, respectively.

We incur liabilities for reclamation activities and phosphogypsum stack system closure in our Florida and Louisiana operations where, in order to obtain necessary permits, we must either pass a test of financial strength or provide credit support, typically in the form of surety bonds or letters of credit. The surety bonds generally expire within one year or less but a substantial portion of these instruments provide financial assurance for continuing obligations and, therefore, in most cases, must be renewed on an annual basis. As of May 31, 2008, we had $143.0 million in surety bonds outstanding for mining reclamation obligations in Florida and other matters. In connection with the outstanding surety bonds, we have posted $41.2 million of collateral in the form of letters of credit. In addition, we have letters of credit directly supporting mining reclamation activity of $0.9 million. The surety bonds generally require us to obtain a discharge of the bonds or to post additional collateral (typically in the form of cash or letters of credit) at the request of the issuer of the bonds.

21. CONTINGENCIES

We have described below judicial and administrative proceedings to which we are subject. These proceedings include environmental, tax and other matters. Tax matters typically relate to matters other than income taxes.

Environmental Matters

We have contingent environmental liabilities that arise principally from three sources: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites. At facilities currently or formerly owned by our subsidiaries or their predecessors, the historical use and handling of regulated chemical substances, crop and animal nutrients and additives and by-product or process tailings have resulted in soil, surface water and/or groundwater contamination. Spills or other releases of regulated substances, subsidence from mining operations and other incidents arising out of operations, including accidents, have occurred previously at these facilities, and potentially could occur in the future, possibly requiring us to undertake or fund cleanup or result in monetary damage awards, fines, penalties, other liabilities, injunctions or other court or administrative rulings. In some instances, pursuant to consent orders or agreements with appropriate governmental agencies, we are undertaking certain remedial actions or investigations to determine whether remedial action may be required to address contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into consideration established accruals of approximately $22.8 million and $16.7 million at May 31, 2008 and 2007, respectively, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites or as a result of other environmental, health and safety matters.

Hutchinson, Kansas Sinkhole. In January 2005, a 210-foot diameter sinkhole developed at a former IMC salt solution mining and steam extraction facility in Hutchinson, Kansas. Under Kansas Department of Health and Environment (“KDHE”) oversight, we completed measures to fill and stabilize the sinkhole and provided KDHE information regarding our continuous monitoring of the sinkhole as well as steps taken to ensure its long term stability. Subsequent to this event, KDHE requested that we investigate the potential for subsidence or collapse at approximately 30 former salt solution mining wells at the property, some of which are in the vicinity of nearby residential properties, railroads and roadways. In response to this request, with KDHE approval, we conducted sonar and geophysical assessments of five former wells in May and June, 2008. We are currently evaluating the results of this assessment. We do not expect that the costs related to these matters will have a material impact on our business or financial condition in excess of amounts accrued. If further subsidence were to occur at the existing sinkhole, additional sinkholes were to develop or further investigation at the site reveals subsidence or sinkhole risk, it is possible that we could be subject to additional claims from governmental agencies or other third parties that could exceed established accruals, and it is possible that the amount of any such claims could be material.

EPA RCRA Initiative. The U.S. Environmental Protection Agency (“EPA”) Office of Enforcement and Compliance Assurance has announced that it has targeted facilities in mineral processing industries, including phosphoric acid producers, for a thorough review under the U.S. Resource Conservation and Recovery Act (“RCRA”) and related state laws. Mining and processing of phosphates generate residual materials that must be managed both during the operation of a facility and upon a facility’s closure. Certain solid wastes generated by our phosphate operations may be subject to regulation under RCRA and related state laws. The EPA rules exempt “extraction” and “beneficiation” wastes, as well as 20 specified “mineral processing” wastes, from the hazardous waste management requirements of RCRA. Accordingly, certain of the residual materials which our phosphate operations generate, as well as process wastewater from phosphoric acid production, are exempt from RCRA regulation. However, the generation and management of other solid wastes from phosphate operations may be subject to hazardous waste regulation if the waste is deemed to exhibit a “hazardous waste characteristic.” As part of its initiative, EPA has inspected all or nearly all facilities in the U.S. phosphoric acid production sector to ensure compliance with applicable RCRA regulations and to address any “imminent and substantial endangerment” found by the EPA under RCRA. We have provided the EPA with substantial amounts of information regarding the process water recycling practices and the hazardous waste handling practices at our phosphate production facilities in Florida and Louisiana, and the EPA has inspected all of our currently operating processing facilities in the U.S. In addition to the EPA’s inspections, our Bartow and Green Bay, Florida facilities and our Uncle Sam and Faustina, Louisiana facilities have entered into consent orders to perform analyses of existing environmental data, to perform further environmental sampling as may be necessary, and to assess whether the facilities pose a risk of harm to human health or the surrounding environment. We may enter similar orders for some or the remainder of our phosphate production facilities in Florida.

We have received Notices of Violation (“NOVs”) from the EPA related to the handling of hazardous waste at our Riverview (September 2005), New Wales (October 2005), Mulberry (June 2006) and Bartow (September 2006) facilities in Florida. The EPA has issued similar NOVs to our competitors and has referred the NOVs to the U.S. Department of Justice (“DOJ”) for further enforcement. We currently are engaged in discussions with the DOJ and EPA. We believe we have substantial defenses to most of the allegations in the NOVs, including but not limited to, previous EPA regulatory interpretations and inspection reports finding that the process water handling practices in question comply with the requirements of the exemption for extraction and beneficiation wastes. We have met several times with the DOJ and EPA to discuss potential resolutions to this matter. In addition to seeking various changes to our operations, the DOJ and EPA have expressed a desire to obtain financial assurances for the closure of phosphogypsum management systems which may be significantly more stringent than current requirements in Florida or Louisiana. We intend to evaluate various alternatives and continue discussions to determine if a negotiated resolution can be reached. If it cannot, we intend to vigorously defend these matters in any enforcement actions that may be pursued. Should we fail in our defense in any enforcement actions, we could incur substantial capital and operating expenses to modify our facilities and operating practices relating to the handling of process water, and we could also be required to pay significant civil penalties.

We have established accruals to address the cost of implementing the related consent orders at our Bartow, Green Bay, Faustina and Uncle Sam facilities and the fees that will be incurred defending against the NOVs discussed above. We cannot at this stage of the discussions predict whether the costs incurred as a result of the EPA’s RCRA initiative, the consent orders, or the NOVs will have a material effect on our business or financial condition.

Financial Assurances for Phosphogypsum Management Systems in Florida and Louisiana. In Florida and Louisiana, we are required to comply with financial assurance regulatory requirements to provide comfort to the government that sufficient funds will be available for the ultimate closure and post-closure care of our phosphogypsum management systems. The estimated discounted net present value of our liabilities for such closure and post-closure care are included in our ARO, which are discussed in Note 15 of our Consolidated Financial Statements. In contrast, the financial assurance requirements in Florida and Louisiana are based on the undiscounted amounts of our liabilities in the event we were no longer a going concern. These financial assurance requirements can be satisfied without the need for any expenditure of corporate funds to the extent our financial statements meet certain balance sheet and income statement financial tests. In the event that we are unable to satisfy these financial tests, we must utilize alternative methods of complying with the financial assurance requirements or could be subject to enforcement proceedings brought by relevant governmental agencies. Potential alternative methods of compliance include negotiating a consent decree that imposes alternative financial assurance or other conditions or, alternatively, providing credit support in the form of cash escrows, surety bonds from insurance companies, letters of credit from banks, or other forms of financial instruments or collateral to satisfy the financial assurance requirements.

In February 2005, the Florida Environmental Regulation Commission approved certain modifications to the financial assurance rules for the closure and long-term care of phosphogypsum management systems in Florida that impose financial assurance requirements which are more stringent than prior rules, including the requirement that the closure cost estimates include the cost of treating process water to Florida water quality standards. In light of the burden that would have been associated with meeting the new requirements at that time, in April 2005 we entered into a consent agreement with the FDEP that allows us to comply with alternate financial tests until the consent agreement expires (May 31, 2009, unless extended), at which time we will be required to comply with the new rules. Although there can be no assurance that we will be able to comply with the revised rules during or upon the expiration of the consent agreement, if current trends in our results of operations, cash flows and financial condition continue, we do not expect that compliance will have a material effect on our results of operations, liquidity or capital resources.

The State of Louisiana also requires that we provide financial assurance for the closure and long-term care of phosphogypsum management systems in Louisiana. Because of a change in our corporate structure resulting from the Combination, we currently do not meet the financial responsibility tests under Louisiana’s applicable regulations. After consulting with the Louisiana Department of Environmental Quality (“LDEQ”), we requested an exemption, proposing an alternate financial responsibility test that included revised tangible net worth and U.S. asset requirements. LDEQ initially denied our request for an exemption in May 2006. We continue to pursue discussions with LDEQ including in the context of discussions with the DOJ and EPA regarding financial assurance as part of the EPA RCRA Initiative discussed above. If LDEQ does not grant the exemption, we will be required to (i) seek an alternate financial assurance test acceptable to LDEQ, (ii) provide credit support, which may include surety bonds, letters of credit and cash escrows or a combination thereof, currently in an amount of approximately $142.3 million, or (iii) enter into a compliance order with the agency. In light of our current cash balances and access to borrowings, letters of credit and surety bonds, we do not expect that compliance with current or alternative requirements will have a material affect on our results of operations, liquidity or capital resources.

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

We believe that, pursuant to several indemnification agreements, our subsidiaries are entitled to at least partial, and in many instances complete, indemnification for the costs that may be expended by us or our subsidiaries to remedy environmental issues at certain facilities. These agreements address issues that resulted from activities occurring prior to our acquisition of facilities or businesses from parties including, but not limited to, ARCO (BP); Beatrice Fund for Environmental Liabilities; Conoco; Conserv; Estech, Inc.; Kaiser Aluminum & Chemical Corporation; Kerr-McGee Inc.; PPG Industries, Inc.; The Williams Companies and certain other private parties. Our subsidiaries have already received and anticipate receiving amounts pursuant to the indemnification agreements for certain of their expenses incurred to date as well as future anticipated expenditures. We considered whether potential indemnification should reduce our established accruals.

Phosphate Mine Permitting in Florida

The Ona Extension of our Florida Mines. Certain counties and other petitioners challenged the issuance of an environmental resource permit for the Ona extension of our phosphate mines in central Florida, alleging primarily that phosphate mining in the Peace River Basin would have an adverse impact on the quality and quantity of the downstream water supply and on the quality of the water in Florida’s Charlotte Harbor. The matter went to hearing before an Administrative Law Judge (“ALJ”) in 2004 and to a remand hearing in October 2005. The ALJ issued a Recommended Order in May 2005 and a Recommended Order on Remand in June 2006. The ALJ recommended that the FDEP issue the permit to us with certain conditions which we viewed as acceptable. In the initial order, the ALJ found that phosphate mining has little, if any, impact on downstream water supplies or on Charlotte Harbor. The Deputy Secretary of the FDEP issued a Final Order in July 2006 adopting the ALJ’s orders with minor modifications and directed FDEP to issue the permit. The petitioners appealed the Deputy Secretary’s Final Order to the District Court of Appeal of the State of Florida, Second District. We anticipate that the permit will be upheld on appeal and that the appeal process will not adversely affect our future mining plans for the Ona extension.

The Altman Extension of the Four Corners Mine. Prior to the Combination, IMC applied for an environmental resource permit for the Altman Extension of our Four Corners mine in central Florida. Following administrative challenges by certain counties and other plaintiffs, the permit was issued in June 2006. In December 2007, the Manatee County Planning Commission, upon a recommendation in a report of the Manatee County staff, voted to recommend that the Board of County Commissioners deny authorizations required from Manatee County. We have been in discussions with the Manatee County staff, have engaged in a series of hearings with the Board of County Commissioners to address their concerns and continue to seek final permit approval. The Army Corps of Engineers issued a federal wetlands permit in May 2008.

As a large mining company, denial of the permits sought at any of our mines, issuance of the permits with cost-prohibitive conditions, or substantial additional delays in issuing the permits may create challenges for us to mine the phosphate rock required to operate our Florida and Louisiana phosphate plants at desired levels in the future.

IMC Salt Litigation

In August 2001, Madison Dearborn Partners, LLC (“MDP”) filed a lawsuit, Madison Dearborn Partners, LLC v. IMC Global Inc. (now known as Mosaic Global Holdings), in the Circuit Court of Cook County, Illinois alleging that Mosaic Global Holdings breached a three page non-binding letter of intent for the sale of a salt business to MDP. Mosaic Global Holdings sold the salt business to a party other than MDP in November 2001. MDP’s original complaint sought in the alternative specific performance or damages in excess of $0.1 million. In October 2004, the court granted Mosaic Global Holdings’ motion for partial summary judgment, ordering that the remedy available to plaintiff, should it prevail on its theory of liability, be limited to the costs plaintiff expended for the negotiation process, and not plaintiff’s claim to the difference between the purchase price MDP offered for the business and the price at which Mosaic Global Holdings ultimately sold the salt business, plus lost profits of the business. In October 2004, the court denied MDP’s motion for an interlocutory appeal of the order for partial summary judgment. In April 2005, MDP amended its complaint to add a new claim for fraud in addition to the existing breach of contract and promissory estoppel claims. Under its fraud claim, MDP sought reliance damages and punitive damages. In December 2005, the court granted Mosaic Global Holdings’ motion for partial summary judgment limiting damages under the fraud claim to out-of-pocket expenses that were incurred during a 36-day “exclusivity” period under the non-binding letter of intent. A bench trial was held from March 20, 2006 through April 12, 2006. At the conclusion of the trial, the judge granted Mosaic Global Holdings’ motion for a directed verdict on the fraud claim. On April 11, 2007, the judge ruled in our favor on the promissory estoppel claim and in favor of MDP on the breach of contract claim, awarding MDP approximately $1.9 million in damages. We have appealed the liability finding on the breach of contract claim and MDP has appealed the partial summary judgment described above limiting the amount of damages that the plaintiff may recover. The matter will be heard by the Illinois Court of Appeals in late 2008 or early 2009. We cannot anticipate the outcome or assess the potential financial impact of this matter at this time; however, reversal of the partial summary judgment could result in a subsequent damage award that could be material. We believe that the trial court correctly decided our motion for partial summary judgment and are vigorously defending it.

Other Claims

We also have certain other contingent liabilities with respect to judicial, administrative and arbitration proceedings and claims of third parties, including tax matters, arising in the ordinary course of business. We do not believe that any of these contingent liabilities will have a material adverse impact on our business or financial condition.

22. RESTRUCTURING AND OTHER CHARGES

On May 2, 2006, we announced plans to indefinitely close three facilities in Florida, including our Fort Green phosphate rock mine, South Pierce’s granular triple superphosphate (“GTSP”) concentrates plant and Green Bay’s DAP and MAP concentrates plant in central Florida (“Phosphates Restructuring”). The three facilities affected by our restructuring actions, which ranked among our highest cost phosphate operations, ceased production at the end of May 2006. Minimal operations will continue at the production plants to maintain and close our phosphogypsum stacks. In response to the strong customer demand worldwide for our products, we have decided to restart one of two indefinitely closed phosphoric acid production lines at our South Pierce facility. The restart will allow us to utilize current excess granulation capacity to increase our production of DAP and MAP at our New Wales facility. The restart is expected to be operational by November 2008 for the New Wales facility production. In addition, following certain debottlenecking projects at our Riverview facility, the restart of the South Pierce facility’s phosphoric acid production will permit us to increase our production of feed phosphates at our Riverview facility in calendar 2009.

We recorded $287.6 million of pre-tax restructuring charges in fiscal 2006 as a result of the Phosphates Restructuring. These charges were comprised of $16.3 million for employee separation costs covering approximately 625 production, technical, administrative and support employees in our Phosphates segment; $261.8 million for accelerated depreciation of long-lived assets (which includes $99.1 million related to additional ARO), and $9.5 million related primarily to spare parts inventory write-offs and other costs associated with the exit of certain contractual agreements due to the facility closures.

In fiscal 2007, we recorded a pension curtailment gain of approximately $1.6 million, which is further discussed in Note 18, and an additional restructuring charge of $1.2 million for individuals who elected an early out payment. In addition, we recognized restructuring charges of $2.4 million related to fixed assets previously held for sale which we determined would not be sold and a gain of $4.1 million related to revisions in estimated cash flows of ARO. As the related ARO asset does not have an estimated useful life, the amount was credited to restructuring gain. During fiscal 2007, we paid out $18.9 million related to severance, payments on construction in progress and other contractual commitments.

In fiscal 2008, we had a net restructuring loss which related to a revision in our estimated cash flows for ARO of previously closed facilities of $18.2 million. In addition, we paid out $0.4 million related to severance, final payments on construction in progress and other contractual commitments. At May 31, 2008 and 2007, we had $0 and $0.4 million accrued for restructuring and other charges.

The Company anticipates there may be additional restructuring costs in the future related to changes in estimates, including changes in the ARO, which cannot be estimated at this time.

23. RELATED PARTY TRANSACTIONS

Cargill is considered a related party due to its ownership interest in us. At May 31 2008, Cargill and certain of its subsidiaries owned approximately 64.4% of our outstanding common stock. At May 31, 2005, Cargill owned all of our Class B Common stock, which was automatically converted to common stock on July 1, 2006. We have entered into transactions and agreements with Cargill and its non-consolidated subsidiaries (affiliates), from time to time, and we expect to enter into additional transactions and agreements with Cargill and its affiliates in the future. Certain agreements and transactions between Cargill and its affiliates and us are described below.

Reimbursement of Pre-Combination Incentive Compensation

In connection with the Combination, certain former Cargill employees who became employees of ours and who held stock options and cash performance options (CPOs) granted by Cargill under its compensation plans prior to the Combination retained such awards. Liabilities associated with these stock options and CPOs were primarily related to the Cargill fertilizer businesses and assumed by us pursuant to the Merger and Contribution Agreement. With respect to our obligations, (i) our maximum aggregate reimbursement obligation to Cargill for costs associated with pre-Combination stock options and CPOs cannot exceed $9.8 million; and (ii) we have no reimbursement obligation for any pre-Combination stock option or CPO award to any former Cargill employees who are executive officers of our company. We incurred $4.6 million, $2.3 million, and $3.5 million in selling, general and administrative expenses in fiscal 2008, 2007, and 2006, respectively, calculated in accordance with SFAS No. 123R, “Accounting for Stock-Based Compensation”, related to these Cargill pre-Combination awards.

Special Transactions Committee and Transactions with Cargill

In connection with the Combination, we entered into an Investor Rights Agreement that includes special approval requirements for commercial and other transactions, arrangements or agreements between Cargill and us. These provisions require the approval of the transactions, arrangements or agreements by a majority of the former directors of IMC (“IMC Directors”) who are deemed “non-associated,” or independent, unless the transactions, arrangements or agreements are exempt as described below. These independent former IMC Directors comprise the Special Transactions Committee (or “STC”) of our Board. Our Board has adopted a charter for the STC which provides that the STC will oversee transactions involving Cargill with the objective that they be fair and reasonable to us. Pursuant to its charter, the STC may delegate all or a portion of its duties relating to the review and approval of proposed transactions to a committee of senior management, a subcommittee of the STC or the Chairman of the STC. The STC has approved a policy which we have implemented and refer to as the “Guidelines for Related Party Transactions with Cargill, Incorporated” (the “Guidelines”). Under these guidelines, the STC has delegated approval authority for certain transactions with Cargill to an internal committee comprised of our senior managers. The internal senior management committee is required to report its activities to the STC on a periodic basis.

Pursuant to the guidelines, both the STC and our internal senior management committee must approve the following transactions, arrangements or agreements with Cargill:

•	agreements or relationships which require payment by us or Cargill of $2.0 million or more to the other party during any fiscal year;

•	multi-year commitments (i.e., contracts with terms of greater than one year);

•	evergreen contracts (i.e., contracts with annual renewal clauses or no stated contract term);

•	renewals of commercial agreements previously requiring STC approval; and

•	licenses or other arrangements involving any of our material intellectual property.

The review and approval of proposed transactions, arrangements or agreements which do not meet any of the criteria set forth above have been delegated by the STC to our internal senior management committee.

During fiscal 2008, we engaged in various transactions, arrangements or agreements with Cargill which are described below. The STC or our internal senior management committee have either approved or ratified these transactions, arrangements or agreements.

We negotiated each of the following transactions, arrangements and agreements with Cargill on the basis of what we believe to be competitive market practices.

Master Transition Services Agreement and Amendment; Master Services Agreement

In connection with the combination between IMC and the fertilizer businesses of Cargill, we and Cargill entered into a master transition services agreement. Pursuant to the master transition services agreement, Cargill agreed to provide us with various transition-related services pursuant to individual work orders negotiated with us. We have entered into individual work orders for services in various countries, including Argentina, Australia, Brazil, Canada, Chile, China, Hong Kong, India, Mexico, Thailand, the United States and Vietnam. Each of these work orders has been approved by the Special Transactions Committee or our internal management committee. Generally speaking, each work order is related to services provided by Cargill for its fertilizer businesses prior to the combination which were continued for our benefit post-combination. Services provided by Cargill include, but are not limited to, accounting, accounts payable and receivable processing, certain financial reporting, financial service center, graphics, human resources, information technology, insurance, legal, license and tonnage reporting, mail services, maintenance, marketing, office services, procurement, public relations, records, strategy and business development, tax, travel services and expense reporting, treasury, and other administrative and functional related services. The services performed may be modified by our mutual agreement with Cargill. The initial master transition services agreement with Cargill expired in October 2005 and was renewed through October 2006. In October 2006 Cargill agreed to continue to provide certain services to us and the parties entered into a master services agreement on terms similar to the master transition services agreement. We have renewed several work orders under which Cargill had been performing services on a transitional basis. Each of these work orders has been approved by the STC or by our internal senior management committee.

Fertilizer Supply Agreement (U.S.)

We sell fertilizer products to Cargill’s AgHorizons business unit which it resells through its retail fertilizer stores in the U.S. Under a fertilizer supply agreement, we sell nitrogen, phosphate and potash products at prices set forth in price lists that we issue from time to time to our customers. In addition, we may sell to Cargill certain products produced by third parties. We have also agreed to make available to Cargill AgHorizons, on regular commercial terms, new fertilizer products and agronomic services that are developed. Cargill AgHorizons is not obligated to purchase any minimum volume of fertilizer products and we are under no obligation to supply such products unless the parties agree to specific volumes and prices on a transaction-by-transaction basis. Our supply agreement is in effect until terminated by either party on three months written notice.

Fertilizer Supply Agreement (Canada)

We sell fertilizer products to a Canadian subsidiary of Cargill. Cargill purchases the substantial majority of its Canadian fertilizer requirements from us for its retail fertilizer stores in Western Canada. The agreement provides that we will sell nitrogen, phosphate and potash products at prices set forth in price lists we issue from time to time to our customers. In addition, we may sell Cargill certain products produced by third parties for a per tonne sourcing fee. In exchange for Cargill’s commitment to purchase the substantial majority of its fertilizer needs from us and because it is one of our largest customers in Canada, we have also agreed to make new fertilizer products and agronomic services, to the extent marketed by us, available to Cargill on regular commercial terms. We have also granted Cargill price protection against sales made to other retailers for equivalent products or services at lesser prices or rates. In addition, because of the volume of purchases by Cargill, we have agreed to pay a per tonne rebate at the end of each contract year if annual purchase volumes exceed certain thresholds. This agreement is in effect until June 30, 2010.

Phosphate Supply Agreement

We have a supply agreement with Cargill’s subsidiary in Argentina for phosphate-based fertilizers. Cargill has no obligation to purchase any minimum quantities of fertilizer products from us and we have no obligation to supply any minimum quantities of products to Cargill. This agreement has been renewed through May 31, 2009.

Spot Fertilizer Sales

From time to time, we make spot fertilizer sales to Cargill’s subsidiary in Paraguay. Pricing for fertilizer sales under this relationship is by mutual agreement of the parties at the time of sale. We are under no obligation to sell fertilizer to Cargill under this relationship. This agreement is in effect until December 22, 2008.

Feed Supply Agreements and Renewals

We have various agreements relating to the supply of feed grade phosphate, potash and urea products to Cargill’s animal nutrition, grain and oilseeds, and poultry businesses. The sales are generally on a spot basis in Brazil, Canada, Indonesia, Malaysia, Mexico, Philippines, Taiwan, Thailand, United Kingdom, United States, Vietnam,

and Venezuela. Cargill has no obligation to purchase any minimum of feed grade products from us and we have no obligation to supply any minimum amount of feed grade products to Cargill. Sales are negotiated by the parties at the time of purchase. These supply agreements are in effect until May 31, 2009.

Ocean Transportation Agreement

We have a non-exclusive agreement with Cargill’s Ocean Transportation Division to perform various freight related services for us. Freight services include, but are not limited to: (i) vessel and owner screening, (ii) freight rate quotes in specified routes and at specified times, (iii) advice on market opportunities and freight strategies for the shipment of our fertilizer products to international locations, and (iv) the execution of various operational tasks associated with the international shipment of our products. We pay a fee (1) in the case of voyage charters, an address commission calculated as a percentage of the voyage freight value, (2) in the case of time charters, an address commission calculated as a percentage of the time-charter hire, and (3) in the case of forward freight agreements, a commission calculated as a percentage of the forward freight agreement notional value. Our agreement provides that the parties may renegotiate fees during its term, and the agreement is in effect until either party terminates it by providing 60 days prior written notice to the other party.

Barter Agreements

We have a barter relationship with Cargill’s grain and oilseed business in Brazil. Cargill’s Brazilian subsidiary, Mosaic and Brazilian farmers may, from time to time, enter into commercial arrangements pursuant to which farmers agree to forward delivery grain contracts with Cargill, and in turn, use cash generated from the transactions to purchase fertilizer from us. Similarly, in Argentina, we enter into agreements with farmers who purchase fertilizer products from us and agree to sell their grain to us upon harvest. Upon receipt of the grain, we have agreements to sell it to Cargill’s grain and oilseed business in Argentina. The number of barter transactions with Cargill’s subsidiaries varies from year to year. The Brazil agreement remains in effect until either party terminates it by providing 90 days prior written notice to the other party. In Argentina, the agreement is in effect until May 31, 2009.

Miscellaneous Co-Location Agreements

We have various office sharing and sublease arrangements with Cargill in various geographic locations, including with respect to certain offices in Argentina, Brazil, China, Hong Kong and the U.S.

Miscellaneous

There are various other agreements between us and Cargill which we believe are not material to us.

Summary

As of May 31, 2008 and 2007, the net amount due from Cargill related to the above transactions amounted to $12.4 million and $6.4 million, respectively.

Cargill made net equity contributions of $4.6 million, $2.3 million and $3.5 million to us during fiscal 2008, 2007 and 2006, respectively.

In summary, the Consolidated Statements of Operations included the following transactions with Cargill:

	Years Ended May 31
(in millions)	2008	2007	2006
Transactions with Cargill included in net sales	$299.1	$180.5	$163.5
Payments to Cargill included in cost of goods sold	228.0	71.8	165.5
Payments to Cargill included in selling, general and administrative expenses	16.1	11.4	19.9
Interest (income) expense paid to (received from) Cargill	0.2	(0.6)	(0.1)

We have also entered into transactions and agreements with certain of our non-consolidated companies. As of May 31, 2008 and 2007, the net amount due from our non-consolidated companies totaled $191.4 million and $87.0 million, respectively.

The Consolidated Statements of Operations included the following transactions with our non-consolidated companies:

	Years Ended May 31
(in millions)	2008	2007	2006
Transactions with non-consolidated companies included in net sales	$871.0	$455.7	$337.5
Payments to non-consolidated companies included in cost of goods sold	327.8	211.7	170.0
Interest income received from non-consolidated companies	-	-	(0.7)

24. BUSINESS SEGMENTS

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

For a description of the business segments, see Note 1. During the second quarter of fiscal 2008, we completed a strategic review in which we identified the Nitrogen business as non-core to our ongoing business. Therefore, based primarily on how our chief operating decision makers view and evaluate our operations, we have eliminated the Nitrogen business as a separate reportable segment. The results of the Nitrogen business are now included as part of Corporate, Eliminations, and Other. Accordingly, the prior period comparable results have been updated to reflect our Nitrogen business as a part of the Corporate, Eliminations and Other segment for comparability purposes. The Corporate, Eliminations and Other segment primarily represents activities associated with our Nitrogen distribution business, equity in net earnings from our 50% ownership interest in Saskferco, a Saskatchewan-based producer of nitrogen-based fertilizers and animal feed ingredients, unallocated corporate office activities and eliminations. All intersegment sales are eliminated within the Corporate, Eliminations and Other segment.

Segment information for fiscal 2008, 2007 and 2006 is as follows:

(in millions)	Phosphates	Potash	Offshore	Corporate, Eliminations and Other	Total
2008
Net sales to external customers	$5,259.4	$2,194.5	$2,216.8	$141.9	$9,812.6
Intersegment net sales	446.8	56.7	7.0	(510.5)	-

Net sales	5,706.2	2,251.2	2,223.8	(368.6)	9,812.6
Gross margin	2,081.1	853.3	277.9	(51.8)	3,160.5
Restructuring loss	18.2	-	0.1	-	18.3
Operating earnings (loss)	1,897.1	798.6	175.4	(64.4)	2,806.7
Capital expenditures	201.2	149.5	18.2	3.2	372.1
Depreciation, depletion and amortization expense	202.3	128.5	17.8	9.5	358.1
Equity in net earnings of nonconsolidated companies	1.8	-	55.0	67.2	124.0

2007
Net sales to external customers	$2,910.7	$1,411.9	$1,348.3	$102.8	$5,773.7
Intersegment net sales	293.2	67.0	7.3	(367.5)	-

Net sales	3,203.9	1,478.9	1,355.6	(264.7)	5,773.7
Gross margin	431.7	413.9	78.7	1.8	926.1
Restructuring gain	(2.1)	-	-	-	(2.1)
Operating earnings (loss)	311.2	368.2	(1.0)	(62.1)	616.3
Capital expenditures	136.2	135.1	11.2	9.6	292.1
Depreciation, depletion and amortization expense	185.4	119.1	15.6	9.3	329.4
Equity in net earnings of nonconsolidated companies	2.3	-	16.5	22.5	41.3

2006
Net sales to external customers	$2,803.1	$1,111.2	$1,231.6	$159.9	$5,305.8
Intersegment net sales	294.4	44.7	7.3	(346.4)	-

Net sales	3,097.5	1,155.9	1,238.9	(186.5)	5,305.8
Gross margin	247.7	351.6	44.9	(6.8)	637.4
Restructuring loss	287.6	-	-	-	287.6
Operating earnings (loss)	(142.8)	309.8	(20.8)	(44.3)	101.9
Capital expenditures	263.8	104.0	18.2	18.4	404.4
Depreciation, depletion and amortization expense	201.7	105.8	14.1	2.5	324.1
Equity in net earnings of nonconsolidated companies	2.7	-	27.0	18.7	48.4
Total assets as of May 31, 2008	$4,266.8	$7,026.4	$1,794.3	$(1,267.7)	$11,819.8
Total assets as of May 31, 2007	3,503.0	5,798.5	994.9	(1,132.8)	9,163.6

Financial information relating to our operations by geographic area is as follows:

	Years Ended May 31
(in millions)	2008	2007	2006
Net sales (a) :
Brazil	$1,663.1	$860.3	$746.9
India	1,412.8	554.4	696.7
Canpotex (b)	813.3	397.7	310.4
Canada	511.7	291.5	233.1
Australia	386.7	193.5	161.7
Japan	303.3	120.4	122.0
Argentina	239.3	180.0	194.9
Mexico	202.2	180.3	144.5
Chile	201.7	108.6	120.2
Thailand	179.5	88.7	131.1
Colombia	147.1	86.4	63.2
China	96.4	241.7	396.8
Ukraine	5.6	180.0	16.3
Pakistan	-	85.0	153.7
Other	388.9	290.9	215.4

Total foreign countries	6,551.6	3,859.4	3,706.9
United States	3,261.0	1,914.3	1,598.9

Consolidated	$9,812.6	$5,773.7	$5,305.8

(a)	Revenues are attributed to countries based on location of customer.
(b)	The export association of the Saskatchewan potash producers.

(in millions)	May 31 2008	May 31 2007
Long-lived assets:
Canada	$3,281.9	$3,328.0
Brazil	487.4	380.5
Other	66.4	62.7

Total foreign countries	3,835.7	3,771.2
United States	3,174.6	3,436.9

Consolidated	$7,010.3	$7,208.1

Net sales by product type for fiscal 2008, 2007 and 2006 are as follows:

	Years Ended May 31
(in millions)	2008	2007	2006
Sales by product type:
Phosphate Fertilizer	$4,996.4	$2,794.8	$2,780.4
Potash Fertilizer	2,031.6	1,295.0	968.7
Blends	1,635.6	840.7	706.8
Other	1,149.0	843.2	849.9

	$9,812.6	$5,773.7	$5,305.8

25. SUBSEQUENT EVENTS

Sale of Equity Investment

On July 14, 2008, we and the other primary investor in Saskferco announced a definitive agreement to sell Saskferco to Yara International ASA for approximately $1.6 billion. The transaction is subject to customary closing conditions, including approvals under the Investment Canada Act and the Competition Act (Canada). Closing is anticipated in the third calendar quarter of 2008. Our share of the sales proceeds from the sale of our investment in Saskferco is expected to be approximately $800 million. We currently have a balance of $31.0 million in other current assets which relates to our investment in Saskferco.

Dividend Payment

On July 15, 2008, we announced that our Board of Directors declared the Company’s first quarterly dividend of $0.05 per share of our common stock. The dividend is payable August 21, 2008 to shareholders of record as of the close of business on August 7, 2008.

Quarterly Results (Unaudited)

In millions, except per share amounts

	Quarter
	First	Second	Third	Fourth	Year
2008
Net sales	$2,003.3	$2,195.4	$2,147.2	$3,466.7	$9,812.6
Gross margin	521.8	623.1	727.9	1,287.7	3,160.5
Restructuring (gain) loss	-	10.3	(0.8)	8.8	18.3
Operating earnings	449.6	529.6	647.4	1,180.1	2,806.7

Net earnings	$305.5	$394.0	$520.8	$862.5	$2,082.8

Basic net earnings per share	$0.69	$0.89	$1.17	$1.94	$4.70
Diluted net earnings per share	$0.69	$0.89	$1.17	$1.93	$4.67
Common stock prices:
High	$42.02	$71.09	$117.06	$140.21
Low	34.61	42.84	71.06	92.01
2007
Net sales	$1,288.6	$1,522.0	$1,278.7	$1,684.4	$5,773.7
Gross margin	196.3	160.5	113.1	456.2	926.1
Restructuring gain	(0.4)	-	-	(1.7)	(2.1)
Operating earnings	131.6	90.7	34.2	359.8	616.3

Net earnings	$109.0	$65.9	$42.2	$202.6	$419.7

Basic net earnings per share	$0.26	$0.15	$0.10	$0.46	$0.97
Diluted net earnings per share	$0.25	$0.15	$0.10	$0.46	$0.95
Common stock prices:
High	$16.49	$21.45	$26.90	$35.13
Low	13.96	15.72	19.76	24.28

The number of holders of record of our common stock as of July 22, 2008 was 2,989.

As of May 31, 2008, we had not declared or paid dividends on our common stock.

The following table presents our selected financial data. This historical data should be read in conjunction with the Consolidated Financial Statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Five Year Comparison

In millions, except per share amounts

	Years Ended May 31
	2008	2007	2006	2005	2004
Statements of Operations Data:
Net sales	$9,812.6	$5,773.7	$5,305.8	$4,396.7	$2,374.0
Cost of goods sold	6,652.1	4,847.6	4,668.4	3,871.2	2,196.4

Gross margin	3,160.5	926.1	637.4	525.5	177.6
Selling, general and administrative expenses	323.8	309.8	241.3	207.0	100.1
Restructuring loss (gain)	18.3	(2.1)	287.6	-	-
Other operating loss	11.7	2.1	6.6	-	0.7

Operating earnings	2,806.7	616.3	101.9	318.5	76.8
Interest expense, net	90.5	149.6	153.2	110.7	15.0
Foreign currency transaction loss (gain)	57.5	8.6	100.6	(13.9)	3.6
Loss (gain) on extinguishment of debt	2.6	(34.6)	-	-	-
Other (income) expense	(26.3)	(13.0)	8.2	6.8	18.1

Earnings (loss) from consolidated companies before income taxes and the cumulative effect of a change in accounting principle	2,682.4	505.7	(160.1)	214.9	40.1
Provision for income taxes	714.9	123.4	5.3	98.3	2.2

Earnings (loss) from consolidated companies before the cumulative effect of a change in accounting principle	1,967.5	382.3	(165.4)	116.6	37.9
Equity in net earnings of nonconsolidated companies	124.0	41.3	48.4	55.9	35.8
Minority interests in net earnings of consolidated companies	(8.7)	(3.9)	(4.4)	(4.9)	(1.4)
Cumulative effect of a change in accounting principle, net of tax	-	-	-	(2.0)	-

Net earnings (loss)	$2,082.8	$419.7	$(121.4)	$165.6	$72.3

Earnings (loss) available for common stockholders:
Net earnings (loss)	$2,082.8	$419.7	$(121.4)	$165.6	$72.3
Preferred stock dividend	-	-	11.1	6.3	-

Earnings (loss) available for common stockholders	$2,082.8	$419.7	$(132.5)	$159.3	$72.3

Basic earnings (loss) per common share:
Earnings (loss) from continuing operations before the cumulative effect of a change in accounting principle	$4.70	$0.97	$(0.35)	$0.49	$0.29
Cumulative effect of a change in accounting principle, net of tax	-	-	-	(0.01)	-

Basic net earnings (loss) per share	$4.70	$0.97	$(0.35)	$0.48	$0.29

Basic weighted average number of shares outstanding	442.7	434.3	382.2	327.8	250.6
Diluted earnings (loss) per common share:
Earnings (loss) from continuing operations before the cumulative effect of a change in accounting principle	$4.67	$0.95	$(0.35)	$0.47	$0.29
Cumulative effect of a change in accounting principle, net of tax	-	-	-	(0.01)	-

Diluted net earnings (loss) per share	$4.67	$0.95	$(0.35)	$0.46	$0.29

Diluted weighted average number of shares outstanding	445.7	440.3	382.2	360.4	250.6
Balance Sheet Data (at period end):
Cash and cash equivalents	$1,960.7	$420.6	$173.3	$245.0	$10.1
Total assets	11,819.8	9,163.6	8,723.0	8,411.5	1,870.5
Total long-term debt (including current maturities)	1,418.3	2,221.9	2,457.4	2,587.9	42.4
Total liabilities	5,088.6	4,979.7	5,192.2	5,198.0	1,028.1
Total stockholders’ equity	6,731.2	4,183.9	3,530.8	3,213.5	842.4
Other Financial Data:
Depreciation, depletion and amortization	$358.1	$329.4	$585.9	$219.3	$104.6
Capital expenditures	372.1	292.1	389.5	255.2	162.1

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended May 31, 2008, 2007 and 2006

In millions

Column A	Column B	Column C		Column D	Column E
Description	Balance Beginning of Period	Additions		Deductions	Balance at End of Period (b)
		Charged to Costs and Expenses	Charged to Other Accounts (a)
Allowance for doubtful accounts, deducted from accounts receivable in the balance sheet:
Year ended May 31, 2006	$20.0	$7.0	$0.3	$(8.2)	$19.1
Year ended May 31, 2007	19.1	2.6	4.9	(3.9)	22.7
Year ended May 31, 2008	22.7	3.6	2.6	(0.3)	28.6
Income tax valuation allowance, related to deferred income taxes
Year ended May 31, 2006	$435.6	$116.9	$(50.1)	$(4.0)	$498.4
Year ended May 31, 2007	498.4	0.7	(153.5)	(29.0)	316.6
Year ended May 31, 2008	316.6	1.9	(249.6)	(62.3)	6.6

(a)	Income tax valuation allowance adjustments include amount recorded to goodwill as part of purchase accounting and translation.
(b)

Allowance for doubtful accounts balance includes $17.8 million, $14.8 million and $10.1 million of allowance on long-term receivables recorded in other long term assets for the years ended May 31, 2008, 2007 and 2006, respectively.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of May 31, 2008. In making this assessment, management used the control criteria framework of the Committee of Sponsoring Organizations (COSO) of the Treadway Commission published in its report entitled Internal Control—Integrated Framework. Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of May 31, 2008. KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this annual report, has issued an auditors’ report on the Company’s internal control over financial reporting as of May 31, 2008.

Remediation of Material Weakness

As discussed in our “Management’s Report on Internal Control Over Financial Reporting” that is incorporated by reference in Part II, Item 9A, in our Annual Report on Form 10-K for the fiscal year ended May 31, 2007, management concluded that as of May 31, 2007, we had ineffective controls over accounting for income taxes that comprised a material weakness in our internal control over financial reporting. Management has been actively engaged in remediation efforts to address this material weakness. These remediation efforts, highlighted below, were specifically designed to address the material weakness identified by management. As a result of its assessment of the effectiveness as of May 31, 2008 of internal control over financial reporting, management determined that the material weakness in our controls over accounting for income taxes no longer existed.

As discussed in our “Management’s Report on Internal Control Over Financial Reporting” that is incorporated by reference in Part II, Item 9A, in our Annual Report on Form 10-K for the fiscal year ended May 31, 2007, management hired a Vice President—Tax in the second quarter of fiscal 2007 who oversaw the following actions taken during fiscal 2008 to remediate the material weakness in our controls over accounting for income taxes:

•

Hired several experienced tax professionals, including a Tax Director and Tax Accountants, with significant public accounting and / or public company experience and redefined reporting relationships to improve controls over accounting for income taxes;

•	Provided additional income tax accounting training and education through internal and external training programs;

•

Enhanced internal controls over accounting for income tax through the increased utilization of third party tax service providers for certain tax department needs including the assessment of past tax positions required with the implementation of FASB Interpretation No. 48, Accounting for Uncertainty in Tax Positions; and

•

Enhanced controls over the preparation and review of the income tax provision and controls over the reconciliation and analysis of income tax accounts, and conducted testing of these controls to verify their effectiveness.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

The Mosaic Company:

We have audited The Mosaic Company’s internal control over financial reporting as of May 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Mosaic Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Mosaic Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Mosaic Company and subsidiaries as of May 31, 2008 and May 31, 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the fiscal years in the three-year period ended May 31, 2008, and our report dated July 28, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Minneapolis, Minnesota

July 28, 2008