Form 10-K, Exhibit 13
period 2009-05-31
MOSAIC CO
filed 2009-07-24
CIK 1285785

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

Our Phosphates business segment owns and operates mines and production facilities in Florida which produce phosphate crop nutrients and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce phosphate crop nutrients. Our Phosphates segment’s results include North American distribution activities. Our consolidated results also include Phosphate Chemicals Export Association, Inc. (“PhosChem”), a U.S. Webb-Pomerene Act association of phosphate producers which exports phosphate crop nutrient products around the world for us and PhosChem’s other member. Our share of PhosChem’s sales volumes of dry phosphate crop nutrient products is approximately 86% for the year ended May 31, 2009.

Our Potash business segment owns and operates potash mines and production facilities in Canada and the U.S. which produce potash-based crop nutrients, animal feed ingredients and industrial products. Potash sales include domestic and international sales. We are a member of Canpotex, Limited (“Canpotex”), an export association of Canadian potash producers through which we sell our Canadian potash internationally. Our share of Canpotex’s sales, by volume, of potash crop nutrients was 37.1% at May 31, 2009.

Our Offshore business segment consists of sales offices, crop nutrient blending and bagging facilities, port terminals and warehouses in several key international countries, including Brazil. In addition, we own or have strategic investments in production facilities in Brazil and a number of other countries. Our Offshore segment serves as a market for our Phosphates and Potash segments but also purchases and markets products from other suppliers worldwide.

Key Factors that can Affect Results of Operations and Financial Condition

Our primary products, phosphate and potash crop nutrients, are, to a large extent, global commodities that are also available from a number of domestic and international competitors, and are sold by negotiated contracts or by reference to published market prices. The most important competitive factor for our products is delivered price. As a result, the markets for our products are highly competitive. Business and economic conditions and governmental policies affecting the agricultural industry are the most significant factors affecting worldwide demand for crop nutrients. The profitability of our businesses is heavily influenced by worldwide supply and demand for our products, which affects our sales prices and volumes. Our costs per tonne to produce our products are also heavily influenced by worldwide supply and demand because of the significant fixed costs associated with owning and operating our major facilities.

World prices for the key inputs for concentrated phosphate products, including ammonia, sulfur and phosphate rock, have an effect on industry-wide phosphate prices and costs. The primary feedstock for producing ammonia is natural gas, and costs for ammonia are generally highly dependent on natural gas prices. Sulfur is a world commodity that is primarily produced as a byproduct of oil refining, where the cost is based on supply and demand for sulfur. We produce substantially all of our requirements for phosphate rock.

Much of our production is sold based on the market prices prevailing at the time of sale. However, a portion of our sales are made through contracts at a fixed priced or can be priced at the time of shipment based on a formula. In some cases, customers prepay us for future sales. Additionally, in certain circumstances the final price of product is determined after shipment. This final pricing is based on the current market at the time the price is established and revenue is recognized at that time. The mix and parameters of these sales programs vary over time based on our marketing strategy, which considers factors that include among others optimizing our production and operating efficiency with warehouse limitations and customer needs. In a period of changing prices, forward sales programs at fixed prices create a lag between prevailing market prices and our average realized selling prices. Prepaid forward sales can also increase our liquidity and accelerate cash flows.

Our Potash business is significantly affected by natural gas costs for operating our potash solution mine at Belle Plaine, Saskatchewan, by Canadian resource taxes and royalties that we pay the Province of Saskatchewan to mine our potash reserves, by the level of inflationary pressures on resources, such as labor, processing materials and construction costs, due to the rate of economic growth in western Canada where we produce most of our potash, and by the capital and operating costs we incur to manage brine inflows at our potash mine at Esterhazy, Saskatchewan. Our per tonne selling prices for potash are affected by shifts in the product mix between agricultural and industrial sales because a significant portion of our industrial sales are based on historical market prices that can lag current market prices, and by the product mix of sales of muriate of potash (“MOP”), our primary product, and K-Mag®, a specialty product with magnesium and a lower content of potash.

Our Offshore business primarily markets and sells products produced by our Phosphates and, to a lesser extent, our Potash businesses, as well as by other suppliers. As a result, the Offshore segment results do not reflect the full profitability on the Mosaic-produced products and its profitability can change significantly to the extent that it sells from inventory positions taken in earlier periods. During periods of rising selling prices, our Offshore business has benefited significantly from inventory positioning, while in periods of declining prices our Offshore business has incurred losses.

Our results of operations are also affected by changes in currency exchange rates due to our international footprint. The most significant currency impacts are generally from the Canadian dollar and the Brazilian real:

•

The functional currency for several of our Canadian entities is the Canadian dollar. A stronger Canadian dollar generally reduces these entities’ operating earnings. A weaker Canadian dollar has the opposite effect. We generally hedge a portion of the anticipated currency risk exposure. Such derivatives can create additional earnings volatility because we do not use hedge accounting. Gains or losses on these hedge contracts, both for open contracts at quarter end (unrealized) and settled contracts (realized), are recorded in cost of goods sold. Our sales are typically denominated in U.S. dollars, which generates U.S. dollar denominated intercompany accounts receivable and cash in these entities. If the U.S. dollar weakens relative to the Canadian dollar, we record a foreign currency transaction loss in non-operating income. This foreign currency loss typically does not have a cash flow impact.

•

The functional currency for our Brazilian affiliate is the Brazilian real. We typically finance Brazilian inventory purchases with U.S. dollar denominated liabilities. A weaker U.S. dollar relative to the Brazilian real has the impact of reducing these liabilities on a functional currency basis. When this occurs, an associated foreign currency transaction gain is recorded in non-operating income. A stronger U.S. dollar has the opposite effect. We generally hedge a portion of this currency exposure. Such derivatives can create additional earnings volatility because we do not use hedge accounting. Associated gains or losses on these foreign currency contracts are also recorded in non-operating income. We exclude the value of our inventories in Brazil from the amount we hedge for risk management purposes because our inventories are typically denominated in U.S. dollars and therefore act as a partial natural offset to our currency exposure.

In response to what we believe are strong long-term fundamentals for our business caused by a rising global demand for food and fuel, we have completed some capacity expansion initiatives and have announced a number of additional initiatives to expand our production capacities, primarily in our Potash business. We plan to expand the annual production capacity of our existing potash mines by more than five million tonnes over the next eleven years.

A discussion of these and other factors that affected our results of operations and financial condition for the periods covered by this Management’s Discussion and Analysis of Financial Condition and Results of Operations is set forth in further detail below. This Management’s Discussion and Analysis of Financial Condition and Results of Operations should also be read in conjunction with the narrative description of our business in Item 1, and the risk factors described in Item 1A of Part I of our annual report on Form 10-K, and our Consolidated Financial Statements, accompanying notes and other information listed in the accompanying Financial Table of Contents.

Throughout the discussion below, we measure units of production, sales and raw materials in metric tonnes which are the equivalent of 2,205 pounds, unless we specifically state that we mean long ton(s) which is the equivalent of 2,240 pounds. References to a particular fiscal year are to the twelve months ended May 31 of that year. In the following table, there are certain percentages that are not considered to be meaningful and are represented by “NM”.

Results of Operations

The following table shows the results of operations for the three years ended May 31, 2009, 2008 and 2007:

	Years Ended May 31			2009-2008			2008-2007
(in millions, except per share data)	2009	2008	2007	Change	Percent		Change	Percent
Net sales	$10,298.0	$9,812.6	$5,773.7	$485.4	5%		$4,038.9	70%
Cost of goods sold	7,148.1	6,652.1	4,847.6	496.0	7%		1,804.5	37%
Lower of cost or market write-down	383.2	-	-	383.2	NM		-	NM

Gross margin	2,766.7	3,160.5	926.1	(393.8)	(12%	)	2,234.4	241%
Gross margin percentage	26.9%	32.2%	16.0%
Selling, general and administrative expenses	321.4	323.8	309.8	(2.4)	(1%	)	14.0	5%
Other operating expenses	44.4	30.0	-	14.4	48%		30.0	NM

Operating earnings	2,400.9	2,806.7	616.3	(405.8)	(14%	)	2,190.4	355%
Interest expense, net	43.3	90.5	149.6	(47.2)	(52%	)	(59.1)	(40%	)
Foreign currency transaction loss	131.8	57.5	8.6	74.3	129%		48.9	569%
(Gain) loss on extinguishment of debt	(2.5)	2.6	(34.6)	(5.1)	NM		37.2	NM
(Gain) on sale of equity investment	(673.4)	-	-	(673.4)	NM		-	NM
Other (income)	(4.0)	(26.3)	(13.0)	22.3	(85%	)	(13.3)	102%

Earnings before income taxes	2,905.7	2,682.4	505.7	223.3	8%		2,176.7	430%
Provision for income taxes	649.3	714.9	123.4	(65.6)	(9%	)	591.5	479%

Earnings from consolidated companies	2,256.4	1,967.5	382.3	288.9	15%		1,585.2	415%
Equity in net earnings of nonconsolidated companies	100.1	124.0	41.3	(23.9)	(19%	)	82.7	200%
Minority interests in net earnings of consolidated companies	(6.3)	(8.7)	(3.9)	2.4	(28%	)	(4.8)	123%

Net earnings	$2,350.2	$2,082.8	$419.7	$267.4	13%		$1,663.1	396%

Diluted earnings per share	$5.27	$4.67	$0.95	$0.59	13%		$3.72	392%
Weighted average diluted shares outstanding	446.2	445.7	440.3

Overview of Fiscal 2009, 2008 and 2007

Net earnings for fiscal 2009 were a record $2.4 billion, or $5.27 per diluted share, better than our previous net earnings record in fiscal 2008 of $2.1 billion, or $4.67 per diluted share, and $419.7 million, or $0.95 per diluted share, for fiscal 2007. The more significant factors that affected our results of operations and financial condition in fiscal 2009, 2008 and 2007 are listed below. These factors are discussed in more detail in the following sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal 2009

Fiscal 2009 began with a continuation of the strong agricultural fundamentals and industry demand from fiscal 2008. In the latter part of the second quarter of fiscal 2009, we began to experience a rapid softening of the strong agricultural fundamentals and industry demand that prevailed from the latter part of fiscal 2007 into fiscal 2009. The softening was due to a change in buyer sentiment resulting from, among other factors, lower grain and oilseed prices, a late North American harvest in the fall of 2008, a build-up of inventories in the distribution supply chain, the global economic slowdown and the re-calibration of the phosphate market to reflect lower raw material input costs. These market conditions caused phosphates selling prices to begin to decline sharply toward the end of the fiscal 2009 second quarter through the end of fiscal 2009. These factors also caused farmers to delay purchases of phosphates and potash crop nutrients in anticipation of reduced selling prices resulting in lower crop nutrient application rates during fiscal 2009.

Following dramatic increases during fiscal 2008 and into fiscal 2009 in market prices for ammonia and sulfur, as well as for phosphate rock purchased in world markets by non-integrated producers of finished phosphate crop nutrients, in the third quarter of fiscal 2009, market prices for phosphates’ raw materials significantly decreased. We were unable to realize the full benefit of the declining market prices for sulfur and ammonia in our Phosphate segment’s results due to purchases of sulfur and ammonia inventories before the significant price declines while prices for finished phosphate crop nutrients declined in response to the decline in market prices for raw materials.

Through the first half of fiscal 2009, Potash selling prices rose significantly due to robust demand and tight market supply early in the year. Higher selling prices were sustained through the fiscal year, despite a sharp decline in sales volumes in the latter part of the year. The decline in potash sales volumes was due to many of the same reasons described above.

Any prolonged reduction of crop nutrient application will result in lower grain and oilseed yields. Despite the current weakness in crop nutrient demand, we expect a resurgence in crop nutrient demand in order to meet the increasing global demand for food and fuel as well as to increase grain and oilseed stocks to more secure levels.

Because of the lower demand for our products, we significantly reduced production volumes in both our Phosphate and Potash businesses in fiscal 2009. The lower demand and production had a significant adverse impact on our operating costs and results. Toward the end of fiscal 2009, we increased Phosphate production volume somewhat in response to improving demand.

Also in fiscal 2009:

•

We continued the expansion of capacity in our Potash segment, in line with our views of the long-term fundamentals of that business. The planned expansions are expected to increase our annual capacity for finished product by more than five million tonnes over the next eleven years. Some of the expansions have been approved and are underway while others are in the planning phases.

•

On October 1, 2008, Saskferco Products Limited Partnership (the “Saskferco Partnership”), in which we had a 50% interest, sold its wholly owned subsidiary Saskferco Products ULC, a Saskatchewan, Canada-based producer of nitrogen crop nutrients and feed ingredients. Our share of the gross proceeds was approximately $750 million. We recorded a gain on the sale of $673.4 million or $1.03 per share.

•

During fiscal 2009, we recorded lower of cost or market inventory write-downs of $383.2 million in our Phosphates and Offshore segments as a result of declining selling prices, primarily for phosphates, caused by the factors discussed above. These write-downs were necessary because the carrying cost of certain inventories exceeded our estimates of future selling prices less reasonably predictable selling costs. Our inventory balance in the Consolidated Balance Sheet at May 31, 2009, was impacted by $86.9 million which related to lower of cost or market write-downs.

•

Our effective tax rate was favorably impacted by a special dividend that was distributed from our non-U.S. subsidiaries to our U.S. subsidiaries. The effective tax rate was unfavorably impacted by the losses in our non-U.S. subsidiaries for which we have not realized a tax benefit for in fiscal 2009.

•	We generated $1.2 billion in cash flow from operations. The positive cash flow from operations was primarily generated from net earnings, partially offset by working capital needs.

•	We maintained a strong financial position, with cash and cash equivalents of $2.7 billion as of May 31, 2009.

•	Our strong cash position also allowed us to initiate quarterly dividends beginning in July 2008, with a quarterly dividend of $0.05 per share of common stock.

•

The credit rating agencies that rate our senior notes upgraded their ratings to investment grade status in June and July 2008[1]. As a result, certain of the restrictive covenants relating to our senior notes fell away, providing us greater flexibility in making financial, investment and operating decisions.

Fiscal 2008

Our net sales and gross margins in fiscal 2008 benefited from strong agricultural fundamentals that resulted in significant increases in crop nutrient prices driven by robust demand and tight market supplies. Market prices for phosphates were also driven by significant increases in the cost of key raw materials, including ammonia and sulfur and open-market prices for phosphate rock and phosphoric acid for non-integrated producers of finished phosphate crop nutrients that do not mine their own phosphate rock. We believe that the resulting upward pressure on the market price for finished phosphate crop nutrients more than offset our Phosphates business’ increased costs for raw materials in fiscal 2008 in part because of our competitive advantages as an integrated producer of both finished phosphate crop nutrients and phosphate rock, and from our investments in infrastructure for sourcing sulfur. The increases in potash prices were partially offset by increased Canadian resource taxes and royalties in our Potash segment due primarily to higher potash selling prices.

Also in fiscal 2008. we generated $2.5 billion in cash flow from operations. Our improved cash flow allowed us to fund the prepayment of $750.0 million of long-term debt resulting in a reduction in interest expense of $47.5 million.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Although a security rating may be subject to revision or withdrawal at any time by the assigning rating organization, any such revision or withdrawal would not affect the fall-away of the covenants relating to the senior notes. Each rating should be evaluated separately from any other rating.

Fiscal 2007

Our sales and gross margins benefited from strong agricultural fundamentals and demand for phosphate and potash crop nutrients, particularly in the second half of the fiscal year. This was partially due to demand growth from countries that have been the traditional drivers for food production such as India and Brazil. In addition, there were new demand drivers as a result of strong growth in the biofuels industry, such as the U.S. ethanol market.

Also in fiscal 2007:

•	We completed a 1.1 million tonne capacity expansion of our Esterhazy, Saskatchewan potash mine for a capital cost of approximately $38 million.

•	In the second half of fiscal 2007 we incurred higher operating and capital costs associated with our remediation of the brine inflow at our Esterhazy, Saskatchewan potash mine.

Phosphates Net Sales and Gross Margin

The following table summarizes Phosphates net sales, gross margin, sales volumes and certain other information:

	Years Ended May 31			2009-2008			2008-2007
(in millions, except price per tonne or unit)	2009	2008	2007	Change	Percent		Change	Percent
Net sales:
North America	$2,156.6	$2,332.4	$1,284.4	$(175.8)	(8%	)	$1,048.0	82%
International	3,624.0	3,373.8	1,919.5	250.2	7%		1,454.3	76%

Total	5,780.6	5,706.2	3,203.9	74.4	1%		2,502.3	78%
Cost of goods sold	4,279.3	3,625.1	2,772.2	654.2	18%		852.9	31%
Lower of cost or market write-down	227.7	-	-	227.7	NM		-	NM

Gross margin	$1,273.6	$2,081.1	$431.7	$(807.5)	(39%	)	$1,649.4	382%

Gross margin as a percent of net sales	22.0%	36.5%	13.5%
Sales volume (in thousands of metric tonnes)
Crop Nutrients (a) :
North America	2,254	3,732	2,856	(1,478)	(40%	)	876	31%
International	3,496	4,456	5,201	(960)	(22%	)	(745)	(14%	)

Total	5,750	8,188	8,057	(2,438)	(30%	)	131	2%
Feed Phosphates	537	896	845	(359)	(40%	)	51	6%

Total	6,287	9,084	8,902	(2,797)	(31%	)	182	2%

Average selling price per tonne:
DAP (FOB plant)	$728	$513	$264	$215	42%		$249	94%
Average price per unit:
Ammonia (metric tonne) (Central Florida)	$531	$404	$331	$127	31%		$73	22%
Sulfur (long ton)	363	182	62	181	99%		120	194%

(a)	Excludes tonnes sold by PhosChem for its other members.

Fiscal 2009 compared to Fiscal 2008

Phosphates’ net sales increased to $5.8 billion in fiscal 2009, compared to $5.7 billion in fiscal 2008 as a result of a 42% increase in the average DAP selling price partly offset by a 31% decline in sales volumes.

In fiscal 2009, sales volumes declined to 6.3 million tonnes of phosphate crop nutrients and animal feed ingredients, compared with 9.1 million tonnes for fiscal 2008. Crop nutrient volumes to North American and International customers decreased 40% and 22%, respectively, due to the factors described in the Overview. Feed phosphate sales volumes declined 40% primarily due to weak economics in the livestock industry and customers’ increasing use of an enzyme that can help optimize usage of phosphates-based animal feed ingredients.

Our average DAP selling price was $728 per tonne in fiscal 2009, an increase of $215 per tonne compared with fiscal 2008. The market DAP selling price began to decline sharply toward the end of the second quarter of fiscal 2009 and into fiscal 2010. This was due to the combined effects of several factors previously described in the Overview. Our average DAP selling price for the fourth quarter of fiscal 2009 was $345 per tonne compared to $413 per tonne for the third quarter of fiscal 2009, while our average DAP selling price for the fourth quarter of fiscal 2008 was $754 per tonne.

Gross margin for Phosphates in fiscal 2009 was $1.3 billion compared with $2.1 billion in fiscal 2008 and was adversely affected by the 31% decline in sales volume. Gross margin as a percentage of net sales decreased to 22% in fiscal 2009 from 37% in fiscal 2008 due to higher sulfur and ammonia raw material costs, which triggered a lower of cost or market write-down, the adverse effect of significantly lower phosphate production rates and net realized and unrealized derivative losses, partly offset by an increase in selling prices compared with a year ago.

The average price for sulfur increased to $363 per long ton in fiscal 2009 from $182 per long ton in fiscal 2008. The average price for ammonia (central Florida) increased to $531 per tonne in fiscal 2009 from $404 per tonne in fiscal 2008. These raw material costs began to decline in the second half of fiscal 2009. The average price for sulfur and ammonia (central Florida) in the fourth quarter of fiscal 2009 was $72 per long ton and $292 per tonne, respectively. The continued soft market prices for sulfur and ammonia are due to lower demand for sulfur and lower natural gas input costs for ammonia as compared to earlier in fiscal 2009.

We recorded a lower of cost or market inventory write-down of $227.7 million primarily in the second quarter of fiscal 2009 because the carrying cost of ending phosphate inventories, which included higher sulfur and ammonia costs, exceeded our estimates of future selling prices less reasonably predictable selling costs. These higher cost inventories were a result of raw materials purchased or committed to before the significant declines in their market prices.

Net unrealized mark-to-market derivative losses, primarily on natural gas derivatives, included in cost of goods sold were $72.5 million in fiscal 2009 compared with a net gain of $27.5 million a year ago. Net realized derivative losses, primarily on natural gas derivatives, included in cost of goods sold, were $63.3 million in fiscal 2009 compared with net losses of $9.4 million a year ago.

Included in our consolidated net sales and cost of goods sold in fiscal 2009 are net sales of $699.7 million for the other member of PhosChem, compared with $491.7 million in fiscal 2008.

Our production of diammonium phosphate fertilizer (“DAP”) and monoammonium phosphate fertilizer (“MAP”) was 6.2 million tonnes for fiscal 2009, compared to 8.0 million tonnes for the same period last year. We reduced our phosphate production in the second half of fiscal 2009 in response to a build-up of inventories in crop nutrient distribution channels and a decline in demand. Toward the end of the third quarter and into the fourth quarter of fiscal 2009, we increased production closer to normal levels. In the first quarter of fiscal 2010, production levels continued to increase to more normal levels due to increased sales orders and demand.

Our phosphate rock production was 13.2 million tonnes during fiscal 2009, compared with 15.8 million tonnes for the same period a year ago. The decrease in rock production was primarily due to the reduction in production of DAP and MAP.

Fiscal 2008 compared to Fiscal 2007

Phosphates’ net sales increased 78% to $5.7 billion in fiscal 2008, compared to $3.2 billion in fiscal 2007 mainly due to a significant increase in phosphate selling prices along with a slight increase in sales volumes. The increase in phosphate selling prices was due to the factors described in the Overview. Our forward selling programs resulted in about a two to three-month lag between prevailing market prices and our realized prices for our products.

In fiscal 2008, sales volumes increased 2% to 9.1 million tonnes of phosphate crop nutrients and animal feed ingredients, compared with 8.9 million tonnes for fiscal 2007. Sales volumes in North America increased 31% as this region continued to exhibit strong demand growth combined with execution on our plan to grow sales in this region. International sales volumes declined 14% due to the increased volume sold into North America.

Our average DAP selling price was $513 per tonne in fiscal 2008, an increase of $249 per tonne compared with fiscal 2007. Phosphate selling prices continually increased during fiscal 2008 due to strong fundamentals and increased raw material costs, as further described in the Overview.

Gross margin for Phosphates in fiscal 2008 was $2.1 billion compared with $431.7 million in fiscal 2007. Gross margin as a percentage of net sales increased to 37% in fiscal 2008 from 14% in fiscal 2007 due to an approximate doubling of crop nutrient selling prices, partly offset by higher market prices for our sulfur and ammonia raw material purchases. The average price for sulfur increased 194% to $182 per long ton in fiscal 2008 from $62 per long ton in fiscal 2007. The average price for ammonia (central Florida) increased 22% to $404 per tonne in fiscal 2008 from $331 per tonne in fiscal 2007. The increases in market prices for sulfur reflected high demand coupled with insufficient supply, primarily due to oil refinery production issues. We did not experience significant production issues due to lack of sulfur availability in fiscal 2008. We believe that our investments in sulfur transportation assets and other actions we took allowed us to avoid significant effects on production due to lack of sulfur and continue to afford us a competitive advantage in the cost of and access to available sulfur.

Included in our consolidated net sales and cost of goods sold in fiscal 2008 are sales of $491.7 million for the other member of PhosChem, compared with $376.1 million in fiscal 2007.

Our production of DAP and MAP was 8.0 million tonnes for fiscal 2008, compared to 7.9 million tonnes for fiscal 2007.

Our phosphate rock production was 15.8 million tonnes during fiscal 2008, compared with 13.7 million tonnes in the prior fiscal year. The increase in production was primarily due to the restart of our Wingate mine in the first quarter of fiscal 2008, debottlenecking initiatives we undertook at our Wingate mine that increased its productive capacity, and increased operating rates at other mines.

Potash Net Sales and Gross Margin

The following table summarizes Potash net sales, gross margin, sales volumes and certain other information:

	Years Ended May 31			2009-2008			2008-2007
(in millions, except price per tonne or unit)	2009	2008	2007	Change	Percent		Change	Percent
Net sales:
North America	$1,387.9	$1,301.1	$818.2	$86.8	7%		$482.9	59%
International	1,429.3	950.1	660.7	479.2	50%		289.4	44%

Total	2,817.2	2,251.2	1,478.9	566.0	25%		772.3	52%
Cost of goods sold	1,311.3	1,397.9	1,065.0	(86.6)	(6%	)	332.9	31%

Gross margin	$1,505.9	$853.3	$413.9	$652.6	76%		$439.4	106%

Gross margin as a percent of net sales	53.5%	37.9%	28.0%
Sales volume (in thousands of metric tonnes)
Crop Nutrients (a) :
North America	1,505	3,354	3,393	(1,849)	(55%	)	(39)	(1%	)
International	2,564	4,151	3,596	(1,587)	(38%	)	555	15%

Total	4,069	7,505	6,989	(3,436)	(46%	)	516	7%
Non-agricultural	981	1,058	918	(77)	(7%	)	140	15%

Total (b)	5,050	8,563	7,907	(3,513)	(41%	)	656	8%

Average selling price per tonne:
MOP (FOB plant)	$521	$226	$144	$295	131%		$82	57%
K-Mag ® (FOB plant)	324	148	119	176	119%		29	24%

(a)	Excludes tonnes related to a third-party tolling arrangement.
(b)	Includes sales volumes (in thousands of metric tonnes) of 544 tonnes, 838 tonnes and 735 tonnes of K-Mag® for fiscal 2009, 2008 and 2007, respectively.

Fiscal 2009 compared to Fiscal 2008

Potash’s net sales increased 25% to $2.8 billion in fiscal 2009 compared to $2.3 billion in fiscal 2008 as a result of a significant increase in potash selling prices offset by a 41% decline in sales volumes. Higher selling prices were sustained through the fiscal year, despite the sharp decline in sales volumes. Like other crop nutrients, the demand momentum for potash began to slow in the second half of fiscal 2009 and was impacted by the delay in key contract negotiations between Canpotex and its key international customers.

Potash sales volumes decreased 41% to 5.1 million tonnes in fiscal 2009 compared with 8.6 million tonnes a year ago. This was a result of a decline in demand as a result of a build-up of inventories in the distribution pipeline and other factors noted in the Overview. Also, key Canpotex international customers did not renew their annual potash supply contracts in the latter part of fiscal 2009. In fiscal 2009, in response to a build-up of inventories in crop nutrient distribution channels and a decline in demand we began reducing potash production at our mines and plants, and will continue to do so until demand improves.

Our average MOP selling price was $521 per tonne in fiscal 2009, an increase of $295 per tonne compared with fiscal 2008. Our average K-Mag® selling price of $324 per tonne in fiscal 2009 increased $176 per tonne compared with fiscal 2008. Approximately 19% of our total net sales volume was to non-agricultural customers during fiscal 2009 compared with 12% in fiscal 2008. This shift in mix was primarily driven by lower sales volumes of crop nutrients. These non-agricultural customers represent a diverse end-user mix. With the exception of legacy contracts with one customer, new agreements with non-agricultural customers are sometimes based on pricing formulas that may be based on historical market prices resulting in a lag compared to our agricultural contract pricing in rising markets. The effects of this lag will be less in future periods if prices are more stable as pricing on these contracts will more closely approximate market.

Potash gross margin for fiscal 2009 was $1.5 billion compared with $853.3 million in fiscal 2008. Potash gross margin as a percent of net sales increased to 53% in fiscal 2009 from 38% in fiscal 2008 primarily as a result of the higher selling prices offset by the adverse effect of significantly lower potash production rates and increased Canadian resource taxes and royalties. Our fixed cost absorption will continue to be impacted in fiscal 2010 until demand returns and we resume production to more normal levels. Net unrealized mark-to-market derivative losses, primarily on natural gas derivatives, included in cost of goods sold were $58.1 million in fiscal 2009 compared with a net gain of $3.5 million for the same period a year ago.

We recorded $415.5 million in Canadian resource taxes and royalties in fiscal 2009 compared to $361.8 million in fiscal 2008. The increase in these taxes is a result of our increased profitability and increased potash selling prices.

As part of our strategic initiatives, we have continued with our plans to grow our Potash business through expansion of our existing potash mines by more than five million tonnes of annual capacity over the next eleven years. We believe forecasted global demand and supply fundamentals support the need for our growth. Some of the expansions are already underway while others are in the planning and approval stages. We believe that our expansions remain cost effective, financially attractive and significantly less costly than the cost of a greenfield project. We have the flexibility to moderate the timing of these expansions, if necessary.

In addition to these expansions, we are currently required to allocate up to approximately 1.3 million tonnes of the annual production capacity of our Esterhazy, Saskatchewan, potash mine to satisfy our obligations under a contract to toll produce potash for Potash Corporation of Saskatchewan Inc. (“PCS”). We are entitled to utilize this capacity to produce potash for ourselves when we are not using it to satisfy our obligations to PCS. Based on current information and mine plans, we estimate our contract with PCS will expire by August 30, 2010. Since April 2009, PCS has failed to take delivery of or pay for potash that it ordered under the contract until further notice based on an alleged event of force majeure arising from PCS’ alleged inability to physically receive, ship or store additional potash because of the global financial crisis. PCS’ failure to take delivery of the potash it has ordered continues to contribute to the adverse effects of lower production rates discussed above. PCS has brought a lawsuit against us contesting our basis and timing for expiration of the contract and alleging damages based on our historical mining practices. We believe the allegations in the PCS lawsuit are without merit. We have filed a counterclaim against PCS for its breach of the contract in failing to take and pay for the product it has ordered under the contract. See Notes 20 and 21 of the Notes to Consolidated Financial Statements for additional information about this contract and the related lawsuit.

Our ongoing remediation efforts have reduced the brine inflows at our Esterhazy, Saskatchewan potash mine to a rate that is consistent with our experience in recent years, and we have reduced the accumulated brine level in the mine. We expensed $81.3 million, including depreciation of $6.5 million, and capitalized $17.2 million related to the brine inflows at our Esterhazy mine during fiscal 2009. In fiscal 2008 we expensed $72.3 million, including depreciation of $5.2 million, and capitalized $15.8 million related to brine inflows at our Esterhazy mine. Approximately 25% of these cash costs for the brine inflows were reimbursed under the tolling agreement discussed above.

Potash production was 6.1 million tonnes and 8.4 million tonnes for fiscal 2009 and 2008, respectively. We began reducing potash production at our mines and plants in the third quarter of fiscal 2009 in response to a build-up of inventories in crop nutrient distribution channels and a decline in demand and will continue to do so until demand improves.

Fiscal 2008 compared to Fiscal 2007

Potash’s net sales were $2.3 billion in fiscal 2008, compared to $1.5 billion in fiscal 2007. Potash’s net sales increased 52% in fiscal 2008 compared to fiscal 2007 primarily due to a significant increase in potash selling prices along with higher sales volumes. The increase in potash selling prices was due to robust demand and tight market supplies as described in the Overview.

Potash sales volumes increased to 8.6 million tonnes in fiscal 2008 compared with 7.9 million tonnes the prior year, or 8%. This was a result of increased global demand, which we helped satisfy from a full year of production from our fiscal 2007 capacity expansion at our Esterhazy mine. International sales volumes increased approximately 15% due to increased demand for MOP. During fiscal 2008, completion of the potash supply contracts between Canpotex and its key customers in China were delayed into our fourth quarter. Product supply traditionally sold to the customers in China during the contract delay period was sold to other customers.

Our average MOP selling price was $226 per tonne in fiscal 2008, an increase of $82 per tonne compared with fiscal 2007. Our average K-Mag® selling price of $148 per tonne in fiscal 2008 increased $29 per tonne compared with fiscal 2007. Approximately 12% of our net sales were to non-agricultural customers during fiscal 2008 and 2007.

Potash gross margin for fiscal 2008 was $853.3 million compared with $413.9 million in fiscal 2007. Potash gross margin as a percent of net sales increased to 38% in fiscal 2008 from 28% in fiscal 2007 mainly due to the significant increases in potash selling prices, partially offset by higher costs of production compared with fiscal 2007. The increase in production costs was primarily the result of significantly higher Canadian resources taxes and royalties, the effect of a stronger Canadian dollar on operating costs and, to a lesser extent, the higher costs for resources due to continuing inflationary pressures.

We recorded approximately $361.8 million in Canadian resource taxes and royalties in fiscal 2008 compared to $154.1 million in fiscal 2007. This was a result of our increased profitability and higher potash selling prices.

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

Our remediation efforts reduced the brine inflows at our Esterhazy, Saskatchewan potash mine to a rate that was consistent with our experience in recent years. We expensed $72.3 million, including depreciation of $5.2 million, and capitalized $15.8 million related to the brine inflows at our Esterhazy mine during fiscal 2008. In fiscal 2007 we expensed $56.2 million, including depreciation of $1.4 million, and capitalized $45.9 million related to brine inflows at our Esterhazy mine. Approximately 25% of these cash costs for the brine inflows were reimbursed by PCS in accordance with our agreement.

Potash production was 8.4 million tonnes and 8.0 million tonnes for fiscal 2008 and 2007, respectively.

Offshore Net Sales and Gross Margin

The following table summarizes Offshore net sales, gross margin, and gross margin as a percent of net sales:

	Years Ended May 31			2009-2008		2008-2007
(in millions)	2009	2008	2007	Change	Percent	Change	Percent
Net sales	$2,349.2	$2,223.8	$1,355.6	$125.4	6%	$868.2	64%
Cost of goods sold	2,207.8	1,945.9	1,276.9	261.9	13%	669.0	52%
Lower of cost or market write-down (a)	246.7	-	-	246.7	NM	-	NM

Gross margin	$(105.3)	$277.9	$78.7	$(383.2)	NM	$199.2	253%

Gross margin as a percent of net sales	(4.5%)	12.5%	5.8%

(a)

Over the course of fiscal 2009, the Offshore segment recorded lower of cost or market inventory write-downs totaling $246.7 million; however, the consolidated impact was $149.7 million in fiscal 2009, as some of the product was purchased from the Phosphates segment. The $97.0 million intercompany amount for fiscal 2009 was eliminated and included in our Corporate, Eliminations, and Other segment.

Fiscal 2009 compared to Fiscal 2008

Offshore’s net sales were $2.3 billion in fiscal 2009 compared with $2.2 billion in fiscal 2008, an increase of 6%, primarily as a result of an increase in selling prices partly offset by a decline in sales volumes. The decline in Offshore’s selling volumes was due to the softening of agricultural fundamentals and industry demand as described in the Overview. Our Offshore segment sells products produced by our Phosphates and Potash segments, as well as other suppliers.

Gross margin decreased to a loss of $105.3 million, compared to earnings of $277.9 million, or 13% of net sales, in fiscal 2008. The decline in gross margin compared with a year ago was primarily due to the effect of carrying inventories during a period of declining selling prices in fiscal 2009, which triggered lower of cost or market inventory write-downs. In fiscal 2008, we benefited from carrying inventories during a period of rising selling prices.

Fiscal 2008 compared to Fiscal 2007

Offshore’s net sales were $2.2 billion in fiscal 2008 compared with $1.4 billion in fiscal 2007, an increase of 64%, primarily as a result of increased selling prices. The increase in Offshore selling prices was due to robust demand and tight market supplies as described in the Overview.

Gross margins increased to $277.9 million, or 13% of net sales, compared to $78.7 million, or 6% of net sales, in fiscal 2007. The increase in gross margin as a percentage of net sales was primarily due to the increase in selling prices and the benefit of positioning of lower cost inventories during a period of rising selling prices.

Other Income Statement Items

	Years ended May 31			2009-2008			2008-2007			Percent of Net Sales
(in millions)	2009	2008	2007	Change	Percent		Change	Percent		2009		2008	2007
Selling, general and administrative expenses	$321.4	$323.8	$309.8	$(2.4)	(1%	)	$14.0	5%		3%		3%	5%
Other operating expenses	44.4	30.0	-	14.4	48%		30.0	NM		0%		0%	0%
Interest expense	90.2	124.0	171.5	(33.8)	(27%	)	(47.5)	(28%	)	1%		1%	3%
Interest income	46.9	33.5	21.9	13.4	40%		11.6	53%		0%		0%	0%

Interest expense, net	43.3	90.5	149.6	(47.2)	(52%	)	(59.1)	(40%	)	0%		1%	3%
Foreign currency transaction loss	131.8	57.5	8.6	74.3	129%		48.9	569%		1%		1%	0%
(Gain) loss on extinguishment of debt	(2.5)	2.6	(34.6)	(5.1)	(196%	)	37.2	NM		0%		0%	(1%	)
(Gain) on sale of equity method investment	(673.4)	-	-	(673.4)	NM		-	NM		(7%	)	0%	0%
Other (income)	(4.0)	(26.3)	(13.0)	(22.3)	85%		(13.3)	102%		0%		0%	0%
Provision for income taxes	649.3	714.9	123.4	65.6	9%		591.5	479%		6%		7%	2%
Equity in net earnings of nonconsolidated companies	100.1	124.0	41.3	(23.9)	(19%	)	82.7	200%		1%		1%	1%

Selling, General and Administrative Expenses

Selling, general and administrative expenses were relatively flat at $321.4 million for fiscal 2009 compared to $323.8 million for fiscal 2008 and were $309.8 million for fiscal 2007. The increase in selling, general and administrative expenses from fiscal 2007 to fiscal 2008 was primarily the result of higher incentive compensation accruals and external consulting fees.

Other Operating Expenses

We had other operating expenses of $44.4 million in fiscal 2009 compared to $30.0 million in fiscal 2008. The increase in other operating expenses over the prior year was primarily due to losses on the disposal of fixed assets. Other operating expenses include revisions to our estimated cash flows for asset retirement obligations (“ARO”) and ARO accretion expense of indefinitely closed facilities and gains/losses on disposal of fixed assets. Quarterly, we review the costs related to our ARO to determine if revisions are necessary. We normally have revisions to these costs as underlying factors change, such as water treatment costs.

We had other operating expenses of $30.0 million in fiscal 2008 compared to none in fiscal 2007. During fiscal 2008, we had revisions in our estimated cash flows for ARO, primarily related to water treatment and phosphogypsum stack closure costs at our former Green Bay, Florida, facility causing an increase over fiscal 2007. In fiscal 2007, revisions or other costs that related to AROs of indefinitely closed facilities were minimal. The remaining increase was related to losses on the disposal of fixed assets.

Interest Expense, net

Interest expense, net of interest income, was $43.3 million in fiscal 2009, compared to $90.5 million in fiscal 2008. The decrease in interest expense is primarily due to lower average debt balances as a result of repayments of long-term debt that occurred primarily during fiscal 2008. The increase in interest income for fiscal 2009 related to an increase in cash and cash equivalents as a result of our strong operating results in the first half of the fiscal year and the investment of the proceeds on the sale of our equity investment in Saskferco.

Interest expense, net of interest income, was $90.5 million in fiscal 2008, compared to $149.6 million in fiscal 2007. Interest expense decreased due to lower average debt balances as a result of repayments of long-term debt. The increase in interest income related to an increase in cash and cash equivalents as a result of our strong operating results in fiscal 2008.

Foreign Currency Transaction Loss

In fiscal 2009, we recorded a foreign currency transaction loss of $131.8 million compared with a loss of $57.5 million in fiscal 2008. The foreign currency transaction loss in fiscal 2009 was primarily the result of the effect of a strengthening U.S. dollar relative to the Brazilian real on significant U.S. dollar denominated payables in Brazil. The functional currency of our Brazilian operations is the Brazilian Real. The average value of the Brazilian real decreased by 21% in fiscal 2009.

In fiscal 2008, we recorded a foreign currency transaction loss of $57.5 million compared with a loss of $8.6 million in fiscal 2007. In both years, this was mainly the result of the effect of a weakening of the U.S. dollar relative to the Canadian dollar on significant U.S. dollar denominated intercompany receivables and cash held by our Canadian affiliates. The average value of the Canadian dollar increased by 7% in fiscal 2008, and this was slightly offset by the effect of the weakening of the U.S. dollar relative to the Brazilian real on U.S. dollar denominated payables.

Loss (Gain) on Extinguishment of Debt

We had a pre-tax gain on the extinguishment of debt of $33.9 million in the third quarter of fiscal 2007 related to the Refinancing of approximately $2 billion in debt on December 1, 2006. We also paid down approximately $280 million of debt in the fourth quarter of fiscal 2007, which triggered a gain on the extinguishment of debt of $0.7 million.

Gain on Sale of Equity Investment

We recorded a $673.4 million pre-tax gain on the sale of our equity method investment in Saskferco in fiscal 2009. For further discussion, refer to Note 9 of our Notes to Consolidated Financial Statements.

Other Income

We had other income of $4.0 million in fiscal 2009 compared to $26.3 million and $13.0 million in fiscal 2008 and 2007, respectively. Other income in fiscal 2008 primarily relates to a $24.6 million gain in December 2007 on our sale of an investment in a business in which IMC had sold the majority interest prior to the Combination. Other income in fiscal 2007 primarily relates to a favorable arbitration award received in July 2006 of $15.3 million that related to an environmental dispute involving IMC prior to the Combination.

Provision for Income Taxes

Years Ended May 31	Effective Tax Rate	Provision for Income Taxes
2009	22.3%	$649.3
2008	26.7%	714.9
2007	24.4%	123.4

Income tax expense for fiscal 2009 was $649.3 million, an effective tax rate of 22.3%, on pre-tax income of $2.9 billion. The fiscal 2009 effective tax rate was favorably impacted by $282.7 million related to foreign tax credits associated with a special dividend that was distributed from our non-U.S. subsidiaries to our U.S. subsidiaries. The effective tax rate was unfavorably impacted by $90.9 million due to losses of $293.6 million in non-U.S. subsidiaries for which we have not realized a tax benefit in fiscal 2009.

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

As of May 31, 2009 we had estimated carryforwards for tax purposes as follows: alternative minimum tax credits of $161.9 million, net operating losses of $456.3 million, capital losses of approximately $29.5 million, and foreign tax credits of $482.1 million. See Note 13 of our Notes to Consolidated Financial Statements for further information about these carryforwards.

Equity in Net Earnings of Non-Consolidated Companies

Equity in net earnings of non-consolidated companies was $100.1 million in fiscal 2009 compared with $124.0 million in fiscal 2008. The largest earnings contributors were Fertifos S.A. and its subsidiary Fosfertil, which are included in our Offshore segment, and Saskferco, which is included in our Corporate, Eliminations, and Other segment. The decrease in equity earnings in fiscal 2009 resulted from a decrease in equity earnings in fiscal 2009 from Saskferco. Equity earnings from Saskferco decreased as a result of its sale in the second quarter of fiscal 2009 as discussed above. This decrease was partially offset by an increase in equity earnings in fiscal 2009 from Fertifos S.A. and its subsidiary Fosfertil. Equity earnings increased from Fertifos S.A. and its subsidiary Fosfertil due to increased selling prices in the first two quarters of the fiscal year.

Equity in net earnings of non-consolidated companies was $124.0 million in fiscal 2008 compared with $41.3 million in fiscal 2007. The largest earnings contributors were Fertifos S.A., its subsidiary Fosfertil and Saskferco. The increase in equity earnings in fiscal 2008 from Fertifos S.A. and its subsidiary Fosfertil was a result of higher local demand for crop nutrient products and increased selling prices because of the strong global agricultural fundamentals. The increase in equity earnings in fiscal 2008 from Saskferco was a result of higher nitrogen selling prices and mark-to-market gains on natural gas derivatives.

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

Our significant accounting policies can be found in Note 2 of our Notes to the Consolidated Financial Statements. We believe the following accounting policies may include a higher degree of judgment and complexity in their application and are most critical to aid in fully understanding and evaluating our reported financial condition and results of operations.

Recoverability of Non-current Assets

Management’s assessments of the recoverability and impairment tests of non-current assets involve critical accounting estimates. These estimates require significant management judgment, include inherent uncertainties and are often interdependent; therefore, they do not change in isolation. Factors that management must estimate include, among others, the economic life of the asset, sales volume, prices, inflation, cost of capital, foreign currency exchange rates, tax rates and capital spending. These factors are even more difficult to predict when global financial markets are highly volatile. The estimates we use when assessing the recoverability and impairment of non-current assets are consistent with those we use in our internal planning. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our estimates may change from period to period. If differing assumptions and estimates had been used in the current period, impairment charges could have resulted. As mentioned above, these factors do not change in isolation; and therefore, it is not practicable to present the impact of changing a single factor. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future impairment charges could result and could be material. Impairments generally would be non-cash charges.

Our Company faces many uncertainties and risks related to various economic, political and regulatory environments in the countries in which we operate. Refer to “Item 1A. Risk Factors” in Part I of this report. As a result, management must make numerous assumptions which involve a significant amount of judgment when completing recoverability and impairment tests of non-current assets.

We perform recoverability and impairment tests of non-current assets in accordance with accounting principles generally accepted in the United States. For long-lived assets, recoverability and/or impairment tests are required only when conditions exist that indicate the carrying value may not be recoverable. During the current fiscal year, no material impairment was indicated. For goodwill, impairment tests are required at least annually, or more frequently, if events or circumstances indicate that it may be impaired.

The goodwill impairment test is performed in two phases. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure would be performed. That additional procedure would compare the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss would be recorded to the extent that the carrying amount of goodwill exceeds its implied fair value.

In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, the carrying value of goodwill in our business segments, which are also our reporting units, is tested annually for possible impairment during the second quarter of each fiscal year, using a discounted cash flow approach. Growth rates for sales and profits are determined using inputs from our annual long-range planning process. The rates used to discount projected future cash flows reflect a weighted average cost of capital based on the Company’s industry, capital structure and risk premiums including those reflected in the current market capitalization. When preparing these estimates, management considers each reporting unit’s historical results, current operating trends, and specific plans in place. These estimates are impacted by variable factors including inflation, the general health of the economy and market competition. In addition, material events and circumstances that might be indicators of possible impairment are assessed during other interim periods. No goodwill impairment was indicated in the current fiscal year. Further, our market capitalization exceeded our net book value at the end of each quarter of fiscal year 2009. See Note 10 of our Notes to Consolidated Financial Statements for additional information regarding goodwill. At May 31, 2009 we had $1.7 billion of goodwill.

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

Derivative Financial Instruments

We periodically enter into derivatives to mitigate our exposure to foreign currency risks and the effects of changing commodity and freight prices. SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” requires us to record all derivatives on the balance sheet at fair value. Changes in the fair value of the foreign currency, commodity, and freight derivatives are immediately recognized in earnings because we do not apply hedge accounting treatment to these instruments. In accordance with SFAS No. 157, “Fair Value Measurements,” which we adopted as of June 1, 2008, the fair value of these instruments is determined by using quoted market prices, third party comparables, or internal estimates. See Notes 15 and 16 of our Notes to Consolidated Financial Statements for additional information regarding derivatives.

Inventories

We follow the provisions of Accounting Research Bulletin 43, Ch. 4, “Inventory Pricing,” to evaluate whether or not the cost of our inventories exceed their market values. Market values are defined as forecasted selling prices less reasonably predictable selling costs (net realizable value). Significant management judgment is involved in estimating future selling prices. Factors affecting forecasted selling prices include demand and supply variables. Examples of demand variables include grain and oilseed prices and stock-to-use ratios, and changes in inventories in the crop nutrient distribution channels. Examples of supply variables include forecasted prices of raw materials, such as phosphate rock, sulfur, ammonia, and natural gas, estimated operating rates and industry crop nutrient inventory levels. Results could differ materially if actual selling prices differ materially from forecasted selling prices. These factors do not change in isolation; and therefore, it is not practicable to present the impact of changing a single factor. Charges for lower of cost or market are recognized in our Consolidated Statements of Earnings in the period when there is evidence of a permanent decline of market value below cost. During the year ended May 31, 2009, we recorded charges of $383.2 million for lower of cost or market inventory write-downs. Our inventory balance in the Consolidated Balance Sheet at May 31, 2009, was impacted by $86.9 million which related to lower of cost or market write-downs.

We follow the provisions of SFAS 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4, (“SFAS 151”). SFAS 151 provides that the allocation of fixed expense to the costs of production should be based on the normal capacity, which refers to a range of production levels and is considered the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Fixed overhead costs allocated to each unit of production should not increase due to abnormally low production. Those excess costs are recognized as a current period expense. When a production facility is completely shut down temporarily, it is considered “idle”, and all related expenses are charged to cost of goods sold.

Environmental Liabilities and Asset Retirement Obligations

We record accrued liabilities for various environmental and reclamation matters including the demolition of former operating facilities, and AROs.

Accruals for environmental matters are based primarily on third party estimates for the cost of remediation at previously operated sites and estimates of legal costs for ongoing environmental litigation. In accordance with Statement of Position 96-1, “Environmental Remediation Liabilities,” which prescribes the guidance contained within SFAS No. 5, “Accounting for Contingencies,” (“SFAS 5”) and Financial Accounting Standards Board (“FASB”) Interpretation No. 14, “Reasonable Estimation of an Amount of a Loss,” we are required to assess the likelihood of material adverse judgments or outcomes as well as potential ranges or probability of losses. We determine the amount of accruals required, if any, for contingencies after carefully analyzing each individual matter. Actual costs incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. As of May 31, 2009 and 2008, we had accrued $27.6 million and $22.8 million, respectively, for environmental matters.

Based upon the guidance of SFAS No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS 143”) and FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), we engage internal engineering experts as well as third-party consultants to assist management in determining the costs of retiring certain of our long-term operating assets. Assumptions and estimates reflect our historical experience and our best judgments regarding future expenditures. The assumed costs are inflated based on an estimated inflation factor and discounted based on a credit-adjusted risk-free rate. For operating facilities, fluctuations in the estimated costs (including those resulting from a change in environmental regulations), inflation rates and discount rates can have a significant impact on the amounts recorded on the Consolidated Balance Sheets. However, changes in the assumptions would not have a significant impact on the Consolidated Statements of Earnings. For indefinitely closed facilities and land reclamation, fluctuations in the estimated costs, inflation and discount rates can have an impact on the Consolidated Statements of Earnings. The land reclamation occurs approximately at the same pace as the mining activity; as such, we determined that it is appropriate to capitalize an amount of asset retirement cost and allocate an equal amount to expense in the same accounting period. In addition, our closed facilities do not have a future economic life; therefore, any changes to those balances have an immediate impact on our Consolidated Statements of Earnings. A further discussion of our ARO’s can be found in Note 14 of our Notes to Consolidated Financial Statements.

Pension Plans and Other Postretirement Benefits

The accounting for benefit plans is highly dependent on valuation of pension assets and actuarial estimates and assumptions.

We have investments that require the use of management estimates to determine their valuation. These estimates include third-party comparables or other internal estimates. However, we believe that our defined benefit pension plan is well diversified with an asset allocation policy that provides the pension plan with the appropriate balance of investment return and volatility risk given the funded nature of the plan, our present and future liability characteristics and our long-term investment horizon. The primary investment objective is to provide that adequate assets are available to meet future liabilities. To accomplish this, we monitor and manage the assets of the plan to better insulate the portfolio from changes in interest rates that impact the assets and liabilities.

The assumptions and actuarial estimates required to estimate the employee benefit obligations for pension plans and other postretirement benefits include discount rate, expected salary increases, certain employee-related factors, such as turnover, retirement age and mortality (life expectancy), expected return on assets and healthcare cost trend rates. We evaluate these critical assumptions at least annually. Our assumptions reflect our historical experiences and our best judgments regarding future expectations that have been deemed reasonable by management.

The judgments made in determining the costs of our benefit plans can impact our Consolidated Statements of Earnings. As a result, we obtain assistance from actuarial experts to aid in developing reasonable assumptions and cost estimates. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The effects of actual results differing from our assumptions are included as a component of other comprehensive income/(expense) as unamortized net gains and losses, which are amortized into the Consolidated Statements of Earnings over future periods. At May 31, 2009 and 2008, we had $140.3 million and $155.1 million, respectively, accrued for pension and other postretirement benefit obligations. We have included a further discussion of pension and other postretirement benefits in Note 18 of our Notes to Consolidated Financial Statements.

Income Taxes

In preparing our Consolidated Financial Statements, we utilize the asset and liability approach in accounting for income taxes. We recognize income taxes in each of the jurisdictions in which we have a presence. For each jurisdiction, we estimate the actual amount of income taxes currently payable or receivable, as well as deferred income tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. In determining whether a valuation allowance is required to be recorded, we apply the principles enumerated in SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), in each jurisdiction in which a deferred income tax asset is recorded. We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing the relative impact of all the available positive and negative evidence regarding our forecasted taxable income using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. If during an accounting period we determine that we will not realize all or a portion of our deferred tax assets, we will increase our valuation allowances with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related tax benefits, we will reduce valuation allowances with either (i) a reduction to goodwill in fiscal 2009, if the reduction relates to purchase accounting valuation allowances, or (ii) in all other cases, with a reduction to income tax expense. As discussed in Note 4 of our Notes to Consolidated Financial Statements, when we adopt SFAS 141 (revised 2007), Business Combinations (“SFAS 141(R)”) in fiscal 2010, changes in deferred tax asset valuation allowances from a business combination after the measurement period will be recorded as an adjustment to income tax expense and not goodwill beginning in fiscal 2010. During fiscal 2009, we determined that it was more likely than not that we would not realize certain non-U.S. deferred tax assets of $106.0 million and a valuation allowance was established, which was recorded as an adjustment to income tax expense. The triggering event for recording the valuation allowance was due to a change in profitability in our Offshore geographies in fiscal 2009.

Effective June 1, 2007, we adopted the provisions of FASB Interpretation No 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”. Under FIN 48, no benefit relating to an uncertain income tax position will be recognized unless it is more likely than not that the position would be sustained upon audit by the relevant taxing authority. The impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority.

We have included a further discussion of income taxes in Note 13 of our Notes to Consolidated Financial Statements.

Canadian Resource Taxes and Royalties

We pay Canadian resource taxes consisting of the Potash Production Tax and capital taxes. The Potash Production Tax is a Saskatchewan provincial tax on potash production and consists of a base payment and a profits tax. We also pay the greater of (i) a capital tax on the paid-up capital of our subsidiaries that own and operate our Saskatchewan potash mines or (ii) a percentage of the value of resource sales from our Saskatchewan mines. We also pay capital tax in other Canadian provinces. In addition to the Canadian resource taxes, royalties are payable to the mineral owners in respect of potash reserves or production of potash. These resource taxes and royalties are recorded in our cost of goods sold in our Consolidated Statements of Earnings. Our Canadian resource taxes and royalties expenses were $415.5 million, $361.8 million and $154.1 million for fiscal 2009,

2008 and 2007 respectively. As of May 31, 2009 and 2008, our Canadian resource taxes and royalties accruals were $62.4 million and $303.2 million, respectively, on our Consolidated Balance Sheets.

The profits tax is the most significant part of the Potash Production Tax. The profits tax is calculated on the potash content of each tonne sold (“K2O tonne”) from each Saskatchewan mine. A 15% tax rate applies to the first $60.65 (Canadian dollar) of profit per K2O tonne and a 35% rate applies to the additional profit per K2O tonne. Not all K2 O tonnes sold are subject to the profits tax. Although all K2O tonnes sold by mine are used in calculating profit per K2O tonne, the tax is applied to the lesser of (i) actual K2O tonnes sold or (ii) the average K2O tonnes sold for the years 2001 and 2002. The Potash Production Tax is calculated on a calendar year basis and the total expense for fiscal 2009 is based in part on forecasted profit per K2O tonne for calendar 2009. In calculating profit per K2O tonne for profits tax purposes, we deduct, among other operating expenses, a depreciation allowance with a majority of the depreciation allowance in fiscal 2009 at a 120% rate.

If differing assumptions and estimates had been used in the current period, including assumptions regarding future potash selling prices and sales volumes, the accruals for Canadian resource taxes and royalties could have changed. These factors do not change in isolation; and therefore, it is not practicable to present the impact of changing a single factor.

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

Liquidity and Capital Resources

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

Despite the global economic crisis and tight financial markets, we have significant liquidity and capital resources as of May 31, 2009 with approximately $2.7 billion in cash and cash equivalents, $8.5 billion of stockholders’ equity, long-term debt (less current maturities of approximately $43.3 million) of $1.3 billion and short-term debt of $92.7 million. Maturities of long-term debt within the next five years are approximately $100 million.

Nearly all of our cash and cash equivalents are held in North America and are diversified in highly rated investment vehicles. In fiscal 2009, we did not experience any losses on our cash and cash equivalents balances and we did not experience any significant losses from bad debts.

We have a committed revolving credit facility in the amount of $450 million that matures in February 2010. The existing facility is with a syndicate of 25 financial institutions and the maximum counterparty concentration is 8%. Other than letters of credit ($21.9 million at May 31, 2009), we have not drawn on this revolving credit facility since November 30, 2006. To date we have not experienced any material reduction in credit availability. In light of the upcoming maturity of our current revolving credit facility, we expect to replace it with a new facility in the near future.

Funds generated by operating activities, available cash and cash equivalents, and our credit facilities continue to be our most significant sources of liquidity. We believe that our cash, other liquid assets and operating cash flow, together with available borrowings and potential access to credit and capital markets, will be sufficient to meet our operating and capital expenditure requirements and to service our debt and meet other contractual obligations as they become due. There can be no assurance, however, that we will continue to generate cash flows or have access to the credit markets to fund investment opportunities or working capital needs. Funds generated by our operating activities will be adversely affected as long as current market conditions for our products continue or deteriorate.

Cash Requirements

We have certain contractual cash obligations that require us to make payments on a scheduled basis which include, among other things, long-term debt payments, interest payments, operating leases, unconditional purchase obligations, and funding requirements of pension and postretirement obligations. Our long-term debt, including estimated interest payments, that has maturities ranging from one year to 18 years is our largest contractual cash obligation. Our next largest cash obligations are our AROs and other environmental obligations primarily related to our Phosphates segment and finally, our unconditional purchase obligations. Unconditional purchase obligations are contracts to purchase raw materials such as sulfur, ammonia and natural gas. We expect to fund our AROs, purchase obligations, and capital expenditures with a combination of operating cash flows, cash and cash equivalents, and borrowings. For fiscal 2010, we expect our capital expenditures to significantly increase due to large investments within our existing businesses, primarily Potash. See Off-Balance Sheet Arrangements and Obligations for the amounts owed by Mosaic under Contractual Cash Obligations below.

Sources and Uses of Cash

The following table represents a comparison of the cash provided by operating activities, cash used in investing activities, and cash used in financing activities for fiscal 2009, 2008 and 2007:

	Years ended			2009 - 2008		2008 - 2007
(in millions)	May 31, 2009	May 31, 2008	May 31, 2007	$ Change	% Change	$ Change	% Change
Cash Flow
Cash provided by operating activities	$1,242.6	$2,546.6	$707.9	$(1,304.0)	(51%)	$1,838.7	260%
Cash used in investing activities	(81.6)	(341.6)	(304.0)	260.0	(76%)	(37.6)	12%
Cash used in financing activities	(224.9)	(709.8)	(173.2)	484.9	(68%)	(536.6)	310%

Our strong operating cash flow primarily in the first half of fiscal 2009, and proceeds from the sale of Saskferco, resulted in cash and cash equivalents at May 31, 2009 of $2.7 billion, up from $2.0 billion at May 31, 2008. Funds generated by operating activities, available cash and cash equivalents and our credit facilities continue to be our most significant sources of liquidity. We believe funds generated from the expected results of operations and available cash and cash equivalents will be sufficient to finance anticipated expansion plans and strategic initiatives in fiscal 2010. In addition, our credit facilities are available for additional working capital needs and investment opportunities. There can be no assurance, however, that we will continue to generate cash flows at or above current levels.

Operating Activities

Operating activities provided $1.2 billion of cash for fiscal 2009, a decrease of $1.3 billion compared to fiscal 2008. The decrease in operating cash flows was primarily driven by changes in working capital levels that occurred in fiscal 2009 compared with fiscal 2008. The significant changes in working capital related to a reduction in accounts payable, an increase in other current assets, and a reduction in accounts receivable. Accounts payable decreased as a result of payments in the current fiscal year to finance our prior year Offshore inventories and a reduction in costs for the raw materials used in our Phosphates segment. Other current assets increased as a result of estimated tax payments made in fiscal 2009. Accounts receivable decreased as a result of lower sales volumes in the latter half of fiscal 2009.

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

Investing Activities

Investing activities used $81.6 million of cash for fiscal 2009, a decrease of $260.0 million compared to fiscal 2008. The decrease in cash used in investing activities was mainly the result of higher capital expenditures in fiscal 2009 partially offset by proceeds from the sale of an investment. Capital expenditures increased due to expansions, debottlenecking opportunities, and plant improvements in our Potash segment; and plant improvements and investments in energy savings and debottlenecking projects in our Phosphates segment. For fiscal 2010, we expect to increase our capital expenditures in order to fund our initiatives for expanding our existing businesses and to sustain the operating rates necessary to support current and planned production volumes.

Investing activities used $341.6 million of cash for fiscal 2008, an increase of $37.6 million compared to fiscal 2007. The increase in cash used by investing activities was mainly the result of higher capital expenditures in fiscal 2008, partially offset by proceeds from the sale of an investment.

Financing Activities

Cash used in financing activities for fiscal 2009 was $224.9 million, a decrease of $484.9 million compared to fiscal 2008. The primary reason for the decrease in cash used in financing activities in fiscal 2009 relates to fewer payments made on debt as we have achieved our goal of reducing long-term debt.

Cash used in financing activities for fiscal 2008 was $709.8 million, an increase of $536.6 million compared to $173.2 million in fiscal 2007. The primary reason for the increase in cash used in financing activities in fiscal 2008 relates to the pay down of debt. We paid down $801 million of long-term debt in fiscal 2008. This was partially offset by increased proceeds from stock options exercised and excess tax benefits related to stock option exercises.

Debt Instruments, Guarantees and Related Covenants

Our strong cash flows during fiscal 2008 and the latter part of fiscal 2007 allowed us to prepay $1 billion in debt from May 1, 2007 through December 31, 2007, achieving our goal of reducing our long-term debt and marking a key milestone toward our goal of obtaining an investment grade credit rating. Subsequently, our strong cash flows allowed us to accumulate significant cash and cash equivalents and we were able to eliminate a restriction on capital expenditures from our debt covenants, which helps enable us to grow our businesses in the future. In June and July 2008, three credit rating agencies that rate our 7-3/8% senior notes due 2014 and 7-5/8% senior notes due 2016 (“New Senior Notes”) upgraded their ratings of the New Senior Notes and other unsecured debt to investment grade status.2

[2]	A security rating is not a recommendation to buy, sell or hold securities. Although a security rating may be subject to revision or withdrawal at any time by the assigning rating organization, any such revision or withdrawal would not affect the fall-away of the covenants relating to the New Senior Notes. Each rating should be evaluated separately from any other rating.

On December 1, 2006, we completed a refinancing, consisting of (i) the purchase by subsidiaries of approximately $1.4 billion of outstanding senior notes and debentures (“Existing Notes”) pursuant to tender offers and (ii) the refinancing of a $345.0 million term loan B facility under our then-existing bank credit agreement. The total consideration paid for the purchase of the Existing Notes, including tender premiums and consent payments but excluding accrued and unpaid interest, was approximately $1.5 billion. Mosaic funded the purchase of the Existing Notes and the refinancing of the then-existing term loan B facility through the issuance of the New Senior Notes, and new $400.0 million term loan A-1 and $612.0 million new term loan B facilities under an amended and restated senior secured bank credit agreement (“Restated Credit Agreement”). See Note 11 of our Notes to Consolidated Financial Statements for additional information relating to our financing arrangements, including the Refinancing. The Refinancing lengthened the average maturity of our indebtedness, decreased our annual cash interest payments, and increased our flexibility to reduce our level of debt thereafter.

New Senior Notes

The indenture relating to the New Senior Notes contained certain covenants and events of default that limited various matters or required us to take various actions under specified circumstances. Upon achieving an investment grade credit rating, pursuant to the terms of the indenture, most of the restrictive covenants relating to the New Senior Notes have fallen away. However, certain restrictive covenants of the New Senior Notes continue to apply, including restrictive covenants limiting liens, sale and leaseback transactions and mergers, consolidations and sales of substantially all assets, as well as the events of default.

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

Amended and Restated Credit Facilities

At May 31, 2009 and 2008, respectively, as a result of prepayments, the outstanding term loans under the Restated Credit Agreement were reduced to $0.2 million and $2.2 million principal amount of Term Loan A borrowings, $4.1 million and $19.2 million principal amount of Term Loan A-1 borrowings, and $8.8 million and $29.6 million principal amount of Term Loan B borrowings, respectively. The prepayments in fiscal 2009 resulted from a prepayment event due to our sale of Saskferco and, in fiscal 2008, resulted from voluntary prepayments from available cash generated by our ongoing business operations.

The Restated Credit Agreement includes our committed revolving credit facility in the amount of $450 million discussed above under “Liquidity and Capital Resources.”

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

•

transact business with Cargill, which owns approximately 64.3% of Mosaic’s outstanding common stock, or Cargill’s other subsidiaries, except under circumstances intended to provide comfort that the transactions are fair to us;

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

Other Debt Repayments

On August 1, 2008 we called the remaining $3.5 million of the 10.875% notes due on August 1, 2013 pursuant to the call provisions of such notes.

In fiscal 2009, we purchased an aggregate principal amount of our notes on the open market of $29.2 million, and the price paid was $26.9 million plus accrued interest, resulting in a discount of $2.3 million.

Additional information regarding our financing arrangements is included in Note 11 of our Notes to Consolidated Financial Statements.

Financial Assurance Requirements

In addition to various operational and environmental regulations related to Phosphates, we are subject to financial assurance requirements. In various jurisdictions in which we operate, particularly Florida and Louisiana, we are required to pass a financial strength test or provide credit support, typically in the form of surety bonds or letters of credit. See Other Commercial Commitments under Off-Balance Sheet Arrangements and Obligations for additional information about these requirements.

Off-Balance Sheet Arrangements and Obligations

Off-Balance Sheet Arrangements

In accordance with the definition under rules of the Securities and Exchange Commission (“SEC”), the following qualify as off-balance sheet arrangements:

•

any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”);

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

Information regarding guarantees that meet the requirements of FIN 45 paragraph 3 is included in Note 17 of our Notes to Consolidated Financial Statements and is hereby incorporated by reference. We do not have any contingent interest in assets transferred, derivative instruments, or variable interest entities that qualify as off-balance sheet arrangements under SEC rules.

Contractual Cash Obligations

The following is a summary of our contractual cash obligations as of May 31, 2009:

	Total	Payments by Fiscal Year
(in millions)		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt	$1,291.3	$42.4	$60.1	$0.9	$1,187.9
Estimated interest payments on long-term debt (a)	754.7	95.1	184.4	177.7	297.5
Operating leases	151.0	43.1	60.1	31.5	16.3
Purchase commitments (b)	1,132.2	778.0	318.3	27.4	8.5
Pension and postretirement liabilities (c)	453.6	28.8	86.7	92.1	246.0

Total contractual cash obligations	$3,782.8	$987.4	$709.6	$329.6	$1,756.2

(a)	Based on interest rates and debt balances as of May 31, 2009.
(b)	Based on prevailing market prices as of May 31, 2009.

(c)

Fiscal 2010 pension plan payments are based on minimum funding requirements. For years thereafter, pension plan payments are based on expected benefits paid. The postretirement plan payments are based on projected benefit payments.

Other Commercial Commitments

The following is a summary of our other commercial commitments as of May 31, 2009:

	Total	Commitment Expiration by Fiscal Year
(in millions)		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Letters of credit	$28.1	$27.2	$0.9	$-	$-
Surety bonds	173.9	145.9	28.0	-	-

Total	$202.0	$173.1	$28.9	$-	$-

The surety bonds and letters of credit generally expire within one year or less but a substantial portion of these instruments provide financial assurance for continuing obligations and, therefore, in most cases, must be renewed on an annual basis. We primarily incur liabilities for reclamation activities and phosphogypsum stack system closure in our Florida and Louisiana operations where, in order to obtain necessary permits, we must either pass a test of financial strength or provide credit support, typically in the form of surety bonds or letters of credit. As of May 31, 2009, we had $145.2 million in surety bonds outstanding for mining reclamation obligations in Florida. We have letters of credit directly supporting mining reclamation activity of $1.0 million. The surety bonds generally require us to obtain a discharge of the bonds or to post additional collateral (typically in the form of cash or letters of credit) at the request of the issuer of the bonds.

We are subject to financial responsibility obligations for our phosphogypsum stack systems in Florida and Louisiana. We are currently in compliance with these financial assurance requirements because our financial strength permits us to meet applicable financial strength tests. However, prior to May 31, 2009, we did not meet the applicable financial strength tests, and there can be no assurance that we will be able to continue to meet these financial strength tests. If we do not meet applicable financial strength tests in the future, we could be required to seek an alternate financial strength test acceptable to state regulatory authorities or provide credit support, which may include surety bonds, letters of credit and cash escrows. Assuming we maintain our current levels of liquidity and capital resources, we do not expect that compliance with current or alternative requirements will have a material effect on our results of operations, liquidity or capital resources. See Note 21 of our Notes to Consolidated Financial Statements for more information on our compliance with applicable financial responsibility regulations.

Other Long-Term Obligations

The following is a summary of our other long-term obligations as of May 31, 2009:

	Total	Payments by Fiscal Year
(in millions)		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Asset retirement obligations (a)	$1,591.6	$79.8	$105.8	$79.5	$1,326.5

(a)

Represents the undiscounted, inflation adjusted estimated cash outflows required to settle the asset retirement obligations. The corresponding present value of these future expenditures is $530.7 million as of May 31, 2009, and is reflected in our accrued liabilities and other noncurrent liabilities in our Consolidated Balance Sheets.

As of May 31, 2009, we had contractual commitments from non-affiliated customers for the shipment of approximately 2.2 million tonnes of concentrated phosphates, phosphate feed products amounting to approximately 0.2 million tonnes, and potash amounting to approximately 1.2 million tonnes for fiscal 2010.

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

Commitments are set forth in Note 20 of our Notes to Consolidated Financial Statements and are incorporated herein by reference.

Income Tax Obligations

Unrecognized income tax benefits as of May 31, 2009 of $100.2 million are not included in the other long-term obligations table presented above because the timing of the settlement of unrecognized tax benefits cannot be fully determined. For further discussion, refer to Note 13 of our Notes to Consolidated Financial Statements.

Market Risk

We are exposed to the impact of fluctuations in the relative value of currencies, fluctuations in the purchase price of natural gas, ammonia and sulfur consumed in operations, and changes in freight costs, as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our foreign currency risks and the effects of changing commodity prices and freight prices, but not for speculative purposes.

Foreign Currency Exchange Rates

We use financial instruments, including forward contracts, zero-cost collars and futures, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Consolidated Statements of Earnings and the Consolidated Statements of Cash Flows. One of the primary currency exposures relates to several of our Canadian entities, whose sales are denominated in U.S. dollars, but whose costs are paid principally in Canadian dollars, which is their functional currency. Our Canadian businesses monitor their foreign currency risk by estimating their forecasted transactions and measuring their balance sheet exposure in U.S. dollars and Canadian dollars. We hedge certain of these risks through forward contracts and zero-cost collars. Our Brazilian entities also generate significant currency exposure by purchasing inventory in U.S. dollars and selling product in Brazilian real, which is their functional currency. Our Brazilian businesses monitor their foreign currency risk by measuring their balance sheet exposure and estimating their forecasted transactions in U.S. dollars and Brazilian reals. We hedge certain of these risks through futures and non-deliverable forward contracts.

Our foreign currency exchange contracts do not qualify for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”); therefore, all gains and losses are recorded in the Consolidated Statements of Earnings. Gains and losses on foreign currency exchange contracts related to inventory purchases are recorded in cost of goods sold in the Consolidated Statements of Earnings. Gains or losses used to hedge changes in our financial position are included in the foreign currency transaction losses line in the Consolidated Statements of Earnings.

As discussed above, we have Canadian dollar, Brazilian real, and other foreign currency exchange contracts. As of May 31, 2009 and 2008, the fair value of all of our foreign currency exchange contracts were ($23.2) million and $3.6 million, respectively. We recorded an unrealized gain of $3.3 million in cost of goods sold and recorded an unrealized loss of $31.6 million in foreign currency transaction gain (losses) in the Consolidated Statements of Earnings for fiscal 2009.

The table below provides information about Mosaic’s significant foreign exchange derivatives.

	As of May 31, 2009
(in millions)	Expected Maturity Date Fiscal 2010	Fair Value
Foreign Currency Exchange Forwards Canadian Dollar
Notional (million US$)	$130.0	$11.5
Weighted Average Rate - Canadian dollar to U.S. dollar	1.1927
Foreign Currency Exchange Non-Deliverable Forwards Brazilian Real
Notional (million US$)	$330.8	$(26.0)
Weighted Average Rate - Brazilian real to U.S. dollar	2.1594
Foreign Currency Exchange Futures Brazilian Real
Notional (million US$) - long	$295.0	$(4.5)
Weighted Average Rate - Brazilian real to U.S. dollar	2.1078
Notional (million US$) - short	$159.0	$2.6
Weighted Average Rate - Brazilian real to U.S. dollar	2.0387

Total Fair Value		$(16.4)

Commodities

We use forward purchase contracts, swaps and three-way collars to reduce the risk related to significant price changes in our inputs and product prices.

Our commodities contracts do not qualify for hedge accounting under SFAS 133; therefore, all gains and losses are recorded in the Consolidated Statements of Earnings. Gains and losses on commodities contracts are recorded in cost of goods sold in the Consolidated Statements of Earnings.

As of May 31, 2009 and 2008, the fair value of our commodities contracts were ($91.2) million and $43.3 million, respectively. We recorded an unrealized loss of $132.9 million in cost of goods sold on the Consolidated Statements of Earnings in fiscal 2009.

Our primary commodities exposure relates to price changes in natural gas.

The table below provides information about Mosaic’s natural gas derivatives which are used to manage the risk related to significant price changes in natural gas.

	As of May 31, 2009
	Expected Maturity Date
(in millions)	Fiscal 2010	Fiscal 2011	Fair Value
Natural Gas Swaps
Notional (million MMBtu) - long	4.4		$(9.1)
Weighted Average Rate (US$/MMBtu)	$5.98
Notional (million MMBtu) - short	4.2		$5.1
Weighted Average Rate (US$/MMBtu)	$4.47
Natural Gas 3-Way Collars
Notional (million MMBtu)	24.0	4.0	$(87.2)
Weighted Average Call Purchased	$8.74	$7.19
Rate (US$/MMBtu)
Weighted Average Call Sold	$11.43	$9.60
Rate (US$/MMBtu)
Weighted Average Put Sold	$7.65	$6.34
Rate (US$/MMBtu)

Total Fair Value			$(91.2)

Overall, there have been no material changes in our primary risk exposures or management of market risks since the prior year. We do not expect any material changes in our primary risk exposures; however, during fiscal year 2010 we are changing the manner in which market risks are managed for certain currencies. We will be using a cash flow based approach to managing market risks. For additional information related to derivatives, see Notes 15 and 16 of our Notes to Consolidated Financial Statements.

Environmental, Health and Safety Matters

We are subject to an evolving myriad of international, federal, state, provincial and local environmental, health and safety (“EHS”) laws that govern our production and distribution of crop and animal nutrients. These EHS laws regulate or propose to regulate: (i) conduct of mining and production operations, including employee safety procedures; (ii) management and/or remediation of potential impacts to air, water quality and soil from our operations; (iii) disposal of waste materials; (iv) reclamation of lands after mining (v) management and handling of raw materials; (vi) product content; and (vii) use of products by both us and our customers.

We have a comprehensive EHS management program that seeks to achieve sustainable, predictable and verifiable EHS performance. Key elements of our EHS program include: (i) identifying and managing EHS risk; (ii) complying with legal requirements; (iii) improving our EHS procedures and protocols; (iv) educating employees regarding EHS obligations; (v) retaining and developing professional qualified EHS staff; (vi) evaluating facility conditions; (vii) evaluating and enhancing safe workplace behaviors; (viii) performing audits; (ix) formulating EHS action plans; and (x) assuring accountability of all managers and other employees for environmental performance. Our business units are responsible for implementing day-to-day elements of our EHS program, assisted by an integrated staff of EHS professionals. We conduct audits to verify that each facility has identified risks, achieved regulatory compliance, implemented continuous EHS improvement, and incorporated EHS management systems into day-to-day business functions.

New or proposed regulatory programs can present significant challenges in ascertaining future compliance obligations, implementing compliance plans, and estimating future costs until implementing regulations have been finalized and definitive regulatory interpretations have been adopted. New or proposed regulatory requirements may require modifications to our facilities or to operating procedures and these modifications may involve significant capital costs or increases in operating costs.

We have expended, and anticipate that we will continue to expend, substantial financial and managerial resources to comply with EHS standards and improve our environmental stewardship. In fiscal 2010, we expect environmental capital expenditures to total approximately $85 million, primarily related to: (i) modification or construction of waste management, water treatment areas and water treatment systems; (ii) construction and modification projects associated with phosphogypsum stacks (“Gypstacks”) and clay settling ponds at our Phosphates facilities and tailings management areas for our Potash mining and processing facilities; (iii) upgrading or new construction of air pollution control equipment at some of the concentrates plants; and (iv) capital projects associated with remediation of contamination at current or former operations. Additional expenditures for land reclamation, Gypstack closure and water treatment activities are expected to total approximately $90 million in fiscal 2010. In fiscal 2011, we estimate environmental capital expenditures will be approximately $60 million and expenditures for land reclamation activities, Gypstack closure and water treatment activities are expected to be approximately $70 million. No assurance can be given that greater-than-anticipated EHS capital expenditures or land reclamation, Gypstack closure or water treatment expenditures will not be required in fiscal 2010 or in the future.

Operating Requirements and Impacts

Permitting. We hold numerous environmental, mining and other permits or approvals authorizing operation at each of our facilities. Our ability to continue operations at a facility could be materially affected by a government agency decision to deny or delay issuing a new or renewed permit or approval, to revoke or substantially modify an existing permit or approval or to substantially change conditions applicable to a permit modification. Expansion of our operations or extension of operations into new areas is also predicated upon securing the necessary environmental or other permits or approvals. For instance, over the next several years, we will be continuing our efforts to obtain permits in support of our anticipated Florida mining operations at certain of our properties. For years, we have successfully permitted mining properties and anticipate that we will be able to permit these properties as well. However in Florida, local community participation has become an increasingly important factor in the permitting process for mining companies, and various local counties and other parties in Florida have in the past and continue to file lawsuits challenging the issuance of some of the permits we require. In fiscal 2009 environmental groups for the first time filed a lawsuit in federal court against the Army Corps of Engineers with respect to its issuance of a federal wetlands permit and similar lawsuits could be brought in the future. These actions can significantly delay permit issuance. A denial of our permits, the issuance of permits with cost-prohibitive conditions or substantial delays in issuing key permits could prevent or delay our mining at the affected properties and thereby have a material adverse effect on our business and financial condition.

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

Management of Residual Materials and Closure of Management Areas. Mining and processing of potash and phosphate generate residual materials that must be managed both during the operation of the facility and upon facility closure. Potash tailings, consisting primarily of salt and clay, are stored in surface disposal sites. Phosphate clay residuals from mining are deposited in clay settling ponds. Processing of phosphate rock with sulfuric acid generates phosphogypsum that is stored in Gypstacks.

During the life of the tailings management areas, clay settling ponds and Gypstacks, we have incurred and will continue to incur significant costs to manage our potash and phosphate residual materials in accordance with environmental laws and regulations and with permit requirements. Additional legal and permit requirements will take effect when these facilities are closed. We have recorded significant asset retirement obligations in accordance with SFAS 143 with respect to the Phosphates business.

The Saskatchewan government has approved decommissioning and reclamation plans for potash facilities. In light of our current expectations about the remaining lives of our mines in Saskatchewan, we do not believe that these requirements are material to us.

Financial Assurance. Separate from our accounting treatment for reclamation and closure liabilities, some jurisdictions in which we operate have required us either to pass a test of financial strength or provide credit support, typically surety bonds, financial guarantees or letters of credit, to address phosphate mining reclamation liabilities and closure liabilities for clay settling areas and phosphogypsum management systems. See Other Commercial Commitments under Off-Balance Sheet Arrangements and Obligations above for additional information about these requirements.

In connection with the closure plans for potash facilities discussed above, we have proposed and anticipate approval to post financial assurance in the amount of approximately $1.5 million, an amount which is intended to grow by the estimated time of closure in approximately 100 years to an amount that would fully fund the closure liability. It is possible that the Province of Saskatchewan could increase the amount of the required financial assurance in the future, but we do not believe that any such increase would be material to us in the foreseeable future.

Climate Change Regulation

Various governmental initiatives to limit greenhouse gas emissions are underway or under consideration around the world. The direct greenhouse gas emissions from our operations result primarily from:

•

Combustion of natural gas to produce steam and dry potash products at our Belle Plaine, Saskatchewan, and Hersey, Michigan Potash solution mines. To a lesser extent, at our Potash shaft mines, natural gas is used as a fuel to heat fresh air supplied to the shaft mines and for drying potash products.

•	The use of natural gas as a feedstock in the production of ammonia at our Faustina, Louisiana Phosphates plant.

•	Process reactions from naturally occurring carbonates in phosphate rock.

In addition, the production of energy and raw materials that we purchase from unrelated parties for use in our business and energy used in the transportation of our products and raw materials can result in greenhouse gas emissions. Both our direct and indirect greenhouse gas emissions may be affected by existing or future regulation.

Governmental greenhouse gas emission initiatives that are currently in place or under consideration include among others:

Climate Change Initiatives in Canada—Kyoto Protocol. In December 2002, the Prime Minister of Canada ratified the Kyoto Protocol, committing Canada to reduce its greenhouse gas emissions on average to six percent below 1990 levels through the first commitment period (2008-2012). Developments in Canada’s efforts to reduce greenhouse gases include:

•

In March 2008, Canada announced a new Climate Change Plan for Canada which established a target of reducing greenhouse gases 20 percent from 2006 levels by 2020. In May 2009, the Minister of Environment indicated implementation may be delayed to assure sufficient alignment with the evolving approach in the U.S. to avoid trade sanctions.

•

In May 2009, the Province of Saskatchewan, in which our Canadian potash mines are located, began to consider legislation intended to lead to the development and administration of climate change regulation in Saskatchewan by the Province rather than the federal government. Key elements under consideration by the Province include a primary focus on achieving the 20% reduction by 2020 through technological advancements; creation of a Technology Fund to allow large final emitters of greenhouse gases to obtain required greenhouse gas emission credits by paying into the fund and using this fund for approved research and development projects targeted primarily at applied technological improvements; and creation of a “Green” Foundation Fund intended to be used more broadly for grass roots research and development.

We continue to work with the Canadian Fertilizer Institute, Saskatchewan Mining Association and Saskatchewan Potash Producers Association in negotiating with the Canadian federal and provincial governments, focusing on, among other matters, energy reduction initiatives as a means for reducing greenhouse gas emissions and addressing the implications of implementation of greenhouse gas emissions regulations in Canada on the competitiveness of Canadian industry in the global marketplace.

We have significantly reduced the energy intensity of our business over the last two decades through efficiency improvements, switching to lower energy demand technologies and cogeneration. We continue to focus on energy efficiency initiatives within our operations in order to reduce our need to purchase credits under the Climate Change Plan to apply against our greenhouse gas emissions. These initiatives include continued upgrading and optimizing of combustion equipment, applied research and development and grassroots research and development to advance opportunities and develop new technology.

Climate Change Initiatives in the United States. It appears increasingly likely that the United States will begin to limit greenhouse gas emissions through federal, state or local legislation or regulations. Current proposed federal legislation and regulation and state-led regional and local initiatives include, among others:

•

The U.S. House of Representatives has passed legislation that would establish a comprehensive program to reduce greenhouse gas emissions. This legislation could mandate increased use of renewable energy sources, increased energy efficiency, and an economy-wide emission cap and trade program. We cannot predict when or whether this legislation will be enacted, or what its final requirements might be.

•

The U.S. Environmental Protection Agency (“EPA”) also has proposed an Endangerment Finding under the Clean Air Act that would find that cars, trucks and other mobile sources of greenhouse gases pose a threat to public health and welfare. EPA may in the future extend similar reasoning to greenhouse gases from stationary sources. If finalized, adoption of an Endangerment Finding would begin the process of regulating greenhouse gases under the Clean Air Act. We cannot predict when or whether an Endangerment Finding will be finalized, or what the final terms of any EPA regulations might be.

•

The Florida Department of Environmental Protection (“FDEP”) is conducting rulemaking proceedings to develop a greenhouse gas cap and trade regulatory program applicable to electric utilities. Some public documents and discussions that are part of the FDEP’s rulemaking process have considered our Phosphates’ business segment’s electricity cogeneration facilities to be includable in such a regulatory program. We cannot predict when or whether the FDEP will establish a regulatory program applicable to our operations limiting greenhouse gas emissions, or what the final requirements will be. In addition, we cannot predict whether the federal legislation described above, if enacted, will preempt any such limitations imposed by the FDEP or leave them in place.

•

Coalitions of U.S. states are working together to develop regional greenhouse gas emission reduction programs through initiatives such as the Western Climate Initiative (“Western Initiative”), the Midwest Regional Greenhouse Gas Accord (“Midwest Accord”), and the Regional Greenhouse Gas Initiative (“Regional Initiative”). The Western Initiative issued design recommendations for a Western cap and trade program in September 2008, and continues work to develop several aspects of its program, such as greenhouse gas emission reporting and an emission offset program. The Midwest Accord issued preliminary design recommendations for a cap and trade program in May 2009, and continues work to develop its program. The Regional Initiative is a mandatory cap-and-trade program that limits CO2 emissions from electric power plants in ten U.S. states. The Regional Initiative conducted its first auction of emissions allowances in September 2008. We cannot predict when or whether these or other initiatives will establish a regulatory program applicable to our operations or that affects the supply and demand for energy or natural gas, or what the final requirements will be. In addition, we cannot predict whether the federal legislation described above, if enacted, will preempt the regional programs or leave them in place.

Any such legislation or regulation, if finalized, could restrict our operating activities, require us to make changes in our operating activities that would increase our operating costs, reduce our efficiency or limit our output, require us to make capital improvements to our facilities, increase our energy, raw material and transportation costs or limit their availability, or otherwise adversely affect our results of operations, liquidity or capital resources, and these effects could be material to us.

The EPA has also proposed a greenhouse gas reporting rule that would require us to report certain aspects of our greenhouse gas emissions. We do not anticipate that compliance with this rule will have a material effect on our results of operations, liquidity or capital resources.

Our continuing focus on operational excellence in our Phosphates business segment is helping us reduce our indirect greenhouse gas emissions. For example, Phosphates’ normal chemical processes generate heat that can be captured and converted into electricity to replace some of the significant amounts of electricity we currently purchase. We already have waste heat recovery systems that generate a portion of Phosphates’ electricity needs and are continuing waste heat recovery initiatives that will deliver significant additional energy savings. These initiatives, along with energy efficiency and conservation measures, are intended to offset most or all of Phosphates’ electricity purchases and will significantly reduce the indirect greenhouse gas emissions associated with our Phosphates business.

Operating Impacts Due to International Initiatives. Although international negotiations concerning greenhouse gas emission reductions and other responses to climate change are underway, final obligations in the post-Kyoto Protocol period after 2012 remain undefined. Any new international agreements addressing climate change could adversely affect our operating activities, energy, raw material and transportation costs, results of operations, liquidity or capital resources, and these effects could be material. In addition, to the extent climate change restrictions imposed in countries where our competitors operate, such as China, India, Former Soviet Union countries or Morocco, are less stringent than in the United States or Canada, our competitors could gain cost or other competitive advantages over us.

Remedial Activities

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as CERCLA or the Superfund law, and state analogues, impose liability, without regard to fault or to the legality of a party’s conduct, on certain categories of persons who have disposed of “hazardous substances” at a third-party location. Under Superfund, or its various state analogues, one party may be responsible for the entire site, regardless of fault or the locality of its disposal activity. We have contingent environmental remedial liabilities that arise principally from three sources which are further discussed below: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites where we have disposed of hazardous materials. Taking into consideration established accruals for environmental remedial matters of approximately $27.6 million as of May 31, 2009, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites.

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

Product Requirements and Impacts

International, federal, state and provincial standards require us to register many of our products before these products can be sold. The standards also impose labeling requirements on these products and require us to manufacture the products to formulations set forth on the labels. We believe that, when handled and used as intended, based on the available data, crop nutrient materials do not pose harm to human health or the environment and that any additional standards or regulatory requirements relating to product requirements and impacts will not have a material adverse effect on our business or financial condition.

Additional Information

For additional information about phosphate mine permitting in Florida, our environmental liabilities, the environmental proceedings in which we are involved, our asset retirement obligations related to environmental matters, and our related accounting polices, see Environmental Liabilities and Asset Retirement Obligations under Critical Accounting Estimates above and Notes 2, 14, and 21 of our Notes to Consolidated Financial Statements.

Contingencies

Information regarding contingencies in Note 21 of our Notes to Consolidated Financial Statements is incorporated herein by reference.

Related Parties

Information regarding related party transactions is set forth in Note 22 of our Notes to Consolidated Financial Statements and is incorporated herein by reference.

Recently Issued Accounting Guidance

Recently issued accounting guidance is set forth in Note 4 of our Notes to Consolidated Financial Statements and is incorporated herein by reference.

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

Factors that could cause reported results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following:

•

business and economic conditions and governmental policies affecting the agricultural industry where we or our customers operate, including price and demand volatility resulting from periodic imbalances of supply and demand and the current economic and credit market turmoil;

•	changes in farmers’ application rates for crop nutrients;

•	changes in the operation of world phosphate or potash markets, including continuing consolidation in the crop nutrient industry, particularly if we do not participate in the consolidation;

•	pressure on prices realized by us for our products;

•	the expansion or contraction of production capacity or selling efforts by competitors or new entrants in the industries in which we operate;

•	build-up of inventories in the distribution channels for our products that can adversely affect our sales volumes and selling prices;

•

seasonality in our business that results in the need to carry significant amounts of inventory and seasonal peaks in working capital requirements, and may result in excess inventory or product shortages;

•	changes in the costs, or constraints on supplies, of raw materials or energy used in manufacturing our products, or in the costs or availability of transportation for our products;

•	rapid drops in the prices for our products and the raw materials we use to produce them that can require us to write down our inventories to the lower of cost or market;

•	the effects on our customers of holding high cost inventories of crop nutrients in periods of rapidly declining market prices for crop nutrients;

•

the lag in realizing the benefit of falling market prices for the raw materials we use to produce our products that can occur while we consume raw materials that we purchased or committed to purchase in the past at higher prices;

•	customer expectations about future trends in the selling prices and availability of our products and in farmer economics;

•	disruptions to existing transportation or terminaling facilities;

•	shortages of railcars, barges and ships for carrying our products and raw materials;

•	the effects of and change in trade, monetary, environmental, tax and fiscal policies, laws and regulations;

•	foreign exchange rates and fluctuations in those rates;

•	tax regulations, currency exchange controls and other restrictions that may affect our ability to optimize the use of our liquidity;

•	other risks associated with our international operations;

•	adverse weather conditions affecting our operations, including the impact of potential hurricanes or excess rainfall;

•	difficulties or delays in receiving, or increased costs of obtaining or satisfying conditions of, required governmental and regulatory approvals including permitting activities;

•

imposition of greenhouse gas regulation or other changes in the governmental regulation that apply to our operations, including the increasing likelihood that the United States will begin to limit greenhouse gas emissions through federal legislation or regulatory action;

•	the financial resources of our competitors, including state-owned and government-subsidized entities in other countries;

•	provisions in the agreements governing our indebtedness that limit our discretion to operate our business and require us to meet specified financial tests;

•	adverse changes in the ratings of our securities and changes in availability of funds to us in the financial markets;

•	the possibility of defaults by our customers on trade credit that we extend to them or on indebtedness that they incur to purchase our products and that we guarantee;

•	any significant reduction in customers’ liquidity or access to credit that they need to purchase our products due to the global economic crisis or other reasons;

•	rates of return on, and the investment risks associated with, our cash balances;

•	the effectiveness of our risk management strategy;

•	the effectivness of the processes we put in place to manage our significant strategic priorities, including the expansion of our Potash business;

•	actual costs of asset retirement, environmental remediation, reclamation and other environmental obligations differing from management’s current estimates;

•	the costs and effects of legal proceedings and regulatory matters affecting us including environmental and administrative proceedings;

•	the success of our efforts to attract and retain highly qualified and motivated employees;

•	strikes, labor stoppages or slowdowns by our work force or increased costs resulting from unsuccessful labor contract negotiations;

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

•

Cargill’s majority ownership and representation on Mosaic’s Board of Directors and its ability to control Mosaic’s actions, and the possibility that it could either increase or decrease its ownership in Mosaic; and

•	other risk factors reported from time to time in our Securities and Exchange Commission reports.

Material uncertainties and other factors known to us are discussed in Item 1A, “Risk Factors,” of our annual report on Form 10-K for the fiscal year ended May 31, 2009 and incorporated by reference herein as if fully stated herein.

We base our forward-looking statements on information currently available to us, and we undertake no obligation to update or revise any of these statements, whether as a result of changes in underlying factors, new information, future events or other developments.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

The Mosaic Company:

We have audited the accompanying consolidated balance sheets of The Mosaic Company and subsidiaries as of May 31, 2009 and 2008, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the years in the three-year period ended May 31, 2009. In connection with our audits of the consolidated financial statements, we have also audited financial statement Schedule II—Valuation and Qualifying Accounts. We also have audited The Mosaic Company’s internal control over financial reporting as of May 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Mosaic Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on The Mosaic Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Mosaic Company and subsidiaries as of May 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2009, in conformity with U.S. generally accepted accounting principles. In our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, The Mosaic Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As disclosed in Notes 2, 4, 13, and 18 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No 109, on June 1, 2007 and the measurement provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, on June 1, 2008.

/s/ KPMG LLP

Minneapolis, Minnesota

July 24, 2009

Consolidated Statements of Earnings

In millions, except per share amounts

	Years Ended May 31
	2009	2008	2007
Net sales	$10,298.0	$9,812.6	$5,773.7
Cost of goods sold	7,148.1	6,652.1	4,847.6
Lower of cost or market write-down	383.2	-	-

Gross margin	2,766.7	3,160.5	926.1
Selling, general and administrative expenses	321.4	323.8	309.8
Other operating expenses	44.4	30.0	-

Operating earnings	2,400.9	2,806.7	616.3
Interest expense, net	43.3	90.5	149.6
Foreign currency transaction loss	131.8	57.5	8.6
(Gain) loss on extinguishment of debt	(2.5)	2.6	(34.6)
(Gain) on sale of equity investment	(673.4)	-	-
Other (income)	(4.0)	(26.3)	(13.0)

Earnings from consolidated companies before income taxes	2,905.7	2,682.4	505.7
Provision for income taxes	649.3	714.9	123.4

Earnings from consolidated companies	2,256.4	1,967.5	382.3
Equity in net earnings of nonconsolidated companies	100.1	124.0	41.3
Minority interests in net earnings of consolidated companies	(6.3)	(8.7)	(3.9)

Net earnings	$2,350.2	$2,082.8	$419.7

Basic net earnings per share	$5.29	$4.70	$0.97

Basic weighted average number of shares outstanding	444.3	442.7	434.3

Diluted net earnings per share	$5.27	$4.67	$0.95

Diluted weighted average number of shares outstanding	446.2	445.7	440.3

See Accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheets

In millions, except per share amounts

	May 31
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$2,703.2	$1,960.7
Receivables, net	582.5	972.5
Receivables due from Cargill, Incorporated and affiliates	15.1	66.7
Inventories	1,125.9	1,350.9
Deferred income taxes	205.4	256.9
Other current assets	675.7	201.8

Total current assets	5,307.8	4,809.5
Property, plant and equipment, net	4,899.3	4,648.0
Investments in nonconsolidated companies	357.8	353.8
Goodwill	1,734.1	1,875.2
Deferred income taxes	262.3	10.1
Other assets	114.9	123.2

Total assets	$12,676.2	$11,819.8

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	$92.7	$133.1
Current maturities of long-term debt	43.3	43.3
Accounts payable	371.7	1,003.9
Trade accounts payable due to Cargill, Incorporated and affiliates	11.9	18.2
Cargill prepayments and accrued liabilities	5.9	35.0
Accrued liabilities	703.9	785.9
Accrued income taxes	327.6	131.9
Deferred income taxes	64.8	34.8

Total current liabilities	1,621.8	2,186.1
Long-term debt, less current maturities	1,256.1	1,374.0
Long-term debt-due to Cargill, Incorporated and affiliates	0.4	1.0
Deferred income taxes	456.6	516.2
Other noncurrent liabilities	826.1	987.9
Minority interest in consolidated subsidiaries	22.2	23.4
Stockholders’ equity:
Preferred stock, $0.01 par value, 15,000,000 shares authorized, none issued and outstanding as of May 31, 2009 and 2008	-	-
Common stock, $0.01 par value, 700,000,000 shares authorized:
Class B common stock, none issued and outstanding as of May 31, 2009 and 2008	-	-
Common stock, 444,513,300 and 443,925,006 shares issued and outstanding as of May 31, 2009 and May 31, 2008, respectively	4.4	4.4
Capital in excess of par value	2,483.8	2,450.8
Retained earnings	5,746.2	3,485.4
Accumulated other comprehensive income	258.6	790.6

Total stockholders’ equity	8,493.0	6,731.2

Total liabilities and stockholders’ equity	$12,676.2	$11,819.8

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

In millions, except per share amounts

	Years Ended May 31
	2009	2008	2007
Cash Flows from Operating Activities
Net earnings	$2,350.2	$2,082.8	$419.7
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, depletion and amortization	360.5	358.1	329.4
Lower of cost or market write-down	383.2	-	-
Minority interest	6.3	8.7	3.9
Deferred income taxes	(138.9)	140.7	46.7
Equity in net earnings of nonconsolidated companies, net of dividends	(68.4)	10.3	(29.0)
Accretion expense for asset retirement obligations	34.4	26.5	28.2
Amortization of out-of-market contracts	(17.2)	(19.4)	(16.2)
Amortization of fair market value adjustment of debt	(0.8)	(2.8)	(27.2)
(Gain) loss on extinguishment of debt	(2.5)	2.6	(34.6)
Amortization of stock-based compensation expense	22.5	18.5	23.4
Unrealized loss (gain) on derivatives	166.2	(14.8)	(20.3)
Gain on sale of equity method investment	(673.4)	-	-
Proceeds from Saskferco note receivable	51.1	-	-
Excess tax benefits related to stock option exercises	(6.5)	(52.5)	-
Gain on sale of investment	-	(24.6)	-
Other	21.3	26.6	3.0
Changes in assets and liabilities:
Receivables, net	335.5	(423.4)	(63.2)
Inventories, net	(178.7)	(547.1)	(19.3)
Other current assets	(480.3)	(21.1)	(34.9)
Accounts payable	(686.8)	522.9	30.9
Accrued liabilities	(44.4)	348.4	156.1
Other noncurrent liabilities	(190.7)	106.2	(88.7)

Net cash provided by operating activities	1,242.6	2,546.6	707.9
Cash Flows from Investing Activities
Capital expenditures	(781.1)	(372.1)	(292.1)
Proceeds from sale of equity method investment	745.7	-	-
Proceeds from sale of business	-	7.9	-
Restricted cash	(29.7)	(1.2)	(14.4)
Proceeds from sale of cost investment	-	24.6	-
Investments in nonconsolidated companies	(17.3)	(8.1)	(1.4)
Other	0.8	7.3	3.9

Net cash used in investing activities	(81.6)	(341.6)	(304.0)
Cash Flows from Financing Activities
Payments of short-term debt	(401.4)	(641.9)	(582.3)
Proceeds from issuance of short-term debt	366.7	633.7	569.1
Payments of long-term debt	(108.8)	(801.0)	(2,064.7)
Proceeds from issuance of long-term debt	0.1	2.0	1,998.9
Payment of tender premium on debt	-	-	(111.8)
Payments for deferred financing costs	-	-	(15.6)
Proceeds from stock options exercised	4.6	57.2	48.1
Payment for swap termination	-	-	(6.4)
Dividend paid to minority shareholder	(3.7)	(12.3)	(5.9)
Excess tax benefits related to stock option exercises	6.5	52.5	-
Cash dividends paid	(88.9)	-	(2.6)

Net cash used in financing activities	(224.9)	(709.8)	(173.2)
Effect of exchange rate changes on cash	(193.6)	44.9	16.6

Net change in cash and cash equivalents	742.5	1,540.1	247.3
Cash and cash equivalents—beginning of period	1,960.7	420.6	173.3

Cash and cash equivalents—end of period	$2,703.2	$1,960.7	$420.6

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders’ Equity

In millions, except per share data

	Shares			Dollars
	Preferred Stock	Class B Stock	Common Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance as of May 31, 2006	2.8	5.5	384.4	$3.9	$2,244.8	$982.9	$299.2	$3,530.8
Net earnings	-	-	-	-	-	419.7	-	419.7
Foreign currency translation adjustment, net of tax of $15.0 million	-	-	-	-	-	-	143.6	143.6
Minimum pension liability adjustment, net of tax of $0.2 million	-	-	-	-	-	-	0.4	0.4

Comprehensive income for 2007								563.7
Conversion of preferred stock and class B common stock	(2.8)	(5.5)	52.9	0.5	(0.5)	-	-	-
Stock option exercises	-	-	3.5	-	48.0	-	-	48.0
Amortization of stock based compensation	-	-	-	-	23.4	-	-	23.4
Adjustment to initially apply FASB Statement 158, net of tax of $7.1 million	-	-	-	-	-	-	15.7	15.7
Contributions from Cargill, Inc.	-	-	-	-	2.3	-	-	2.3

Balance as of May 31, 2007	-	-	440.8	4.4	2,318.0	1,402.6	458.9	4,183.9
Net earnings	-	-	-	-	-	2,082.8	-	2,082.8
Foreign currency translation adjustment, net of tax of $7.2 million	-	-	-	-	-	-	318.5	318.5
Net actuarial gain, net of tax of $7.9 million	-	-	-	-	-	-	13.2	13.2

Comprehensive income for 2008								2,414.5
Stock option exercises	-	-	3.1	-	57.2	-	-	57.2
Amortization of stock based compensation	-	-	-	-	18.5	-	-	18.5
Contributions from Cargill, Inc.					4.6			4.6
Tax benefits related to stock option exercises	-	-	-	-	52.5	-	-	52.5

Balance as of May 31, 2008	-	-	443.9	4.4	2,450.8	3,485.4	790.6	6,731.2
Adoption of FAS 158 measurement date, net of tax of $0.2 million	-	-	-	-	-	(0.5)	-	(0.5)

Beginning balance, as adjusted	-	-	443.9	4.4	2,450.8	3,484.9	790.6	6,730.7
Net earnings	-	-	-	-	-	2,350.2	-	2,350.2
Foreign currency translation adjustment, net of tax of $13.3 million	-	-	-	-	-	-	(480.0)	(480.0)
Net actuarial loss, net of tax of $31.2 million	-	-	-	-	-	-	(52.0)	(52.0)

Comprehensive income for 2009								1,818.2
Stock option exercises	-	-	0.6	-	4.6	-	-	4.6
Amortization of stock based compensation	-	-	-	-	22.5	-	-	22.5
Distributions to Cargill, Inc.					(0.6)			(0.6)
Dividends paid ($0.20 per share)	-	-	-	-	-	(88.9)	-	(88.9)
Tax benefits related to stock option exercises	-	-	-	-	6.5	-	-	6.5

Balance as of May 31, 2009	-	-	444.5	$4.4	$2,483.8	$5,746.2	$258.6	$8,493.0

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

Our Phosphates business segment owns and operates mines and production facilities in Florida which produce phosphate crop nutrients and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce phosphate crop nutrients. Our Phosphates segment’s results include North American distribution activities. Our consolidated results also include Phosphate Chemicals Export Association, Inc. (“PhosChem”), a U.S. Webb-Pomerene Act association of phosphate producers which exports phosphate crop nutrient products around the world for us and PhosChem’s other member. Our share of PhosChem’s sales of dry phosphate crop nutrient products is approximately 86% for the year ended May 31, 2009.

Our Potash business segment owns and operates potash mines and production facilities in Canada and the U.S. which produce potash-based crop nutrients, animal feed ingredients and industrial products. Potash sales include domestic and international sales. We are a member of Canpotex, Limited (“Canpotex”), an export association of Canadian potash producers through which we sell our Canadian potash internationally.

Our Offshore business segment consists of sales offices, crop nutrient blending and bagging facilities, port terminals and warehouses in several key international countries, including Brazil. In addition, we own or have strategic investments in production facilities in Brazil and in a number of other countries. Our Offshore segment serves as a market for our Phosphates and Potash segments but also purchases and markets products from other suppliers worldwide.

Intersegment sales are eliminated within the Corporate, Eliminations and Other segment. See Note 23 to our Consolidated Financial Statements for segment results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement Presentation and Basis of Consolidation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Throughout the Notes to Consolidated Financial Statements, amounts in tables are in millions of dollars except for per share data and as otherwise designated. References in this report to a particular fiscal year are to the twelve months ended May 31 of that year.

The accompanying Consolidated Financial Statements include the accounts of Mosaic and its majority owned subsidiaries, as well as the accounts of certain variable interest entities (“VIEs”) for which we are the primary beneficiary as described in Note 12. Certain investments in companies where we do not have control but have the ability to exercise significant influence are accounted for by the equity method. Certain investments where we are unable to exercise significant influence over operating and financial decisions are accounted for under the cost method.

We own 33.09% of Fertifos S.A., a Brazilian holding company which owns 56.64% of Fosfertil S.A., a publicly traded phosphate and nitrogen company in Brazil. Our Consolidated Financial Statements include the equity in net earnings for this investee for the reporting periods for which Fosfertil has most recently made its financial information publicly available in Brazil, which results in a two-month lag in the reporting of our interest in the earnings of Fertifos in our Consolidated Financial Statements.

Accounting Estimates

Preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The more significant estimates made by management relate to the recoverability of non-current assets, the useful lives and net realizable values of long-lived assets, derivative financial instruments, environmental and reclamation liabilities, the costs of our employee benefit obligations for pension plans and postretirement benefits, income tax related accounts, including the valuation allowance against deferred income tax assets, Canadian resource tax and royalties, inventory valuation and accruals for pending legal and environmental matters. Actual results could differ from these estimates.

Revenue Recognition

Revenue on North American sales is recognized when the product is delivered to the customer or when the risks and rewards of ownership are otherwise transferred to the customer and when the price is fixed and determinable. Revenue on Offshore sales and North American export sales is recognized upon the transfer of title to the customer and when the price is fixed and determinable. For certain export shipments, transfer of title occurs outside the U.S. or the country in which the shipment originated. Shipping and handling costs are included as a component of cost of goods sold. Sales to wholesalers and retailers (but not to importers) in India are subject to a selling price cap and are eligible for an Indian government subsidy which reimburses importers for the difference between the market price of diammonium phosphate fertilizer (“DAP”) and the capped price. We record the government subsidy along with the underlying eligible sale when the price of DAP is both fixed and determinable. Beginning in the second quarter of fiscal 2009, because of the turmoil in the global credit markets, we determined that the price of sales that are subject to the Indian government subsidy is not fixed and determinable until payment in bonds or cash has been received from the Indian government. Effective in the fourth quarter of fiscal year 2009, the Indian government modified the subsidy program such that the subsidy is no longer dependent upon sale of product to wholesalers and retailers but rather is claimed at the time of inventory movement from the Indian ports to the interior states. Accordingly, the subsidy is now recognized as a reduction of inventory cost at the time the subsidy amount is probable and reasonably estimable which is when the crop nutrient product moves from the ports to the interior states.

Income Taxes

In preparing our Consolidated Financial Statements, we utilize the asset and liability approach in accounting for income taxes. We recognize income taxes in each of the jurisdictions in which we have a presence. For each jurisdiction, we estimate the actual amount of income taxes currently payable or receivable, as well as deferred income tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. In determining whether a valuation allowance is required to be recorded, we apply the principles enumerated in Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting

for Income Taxes, in each jurisdiction in which a deferred income tax asset is recorded. We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing the relative impact of all the available positive and negative evidence regarding our forecasted taxable income using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. If during an accounting period we determine that we will not realize all or a portion of our deferred income tax assets, we will increase our valuation allowances with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related tax benefits, we will reduce valuation allowances with either (i) a reduction to goodwill in fiscal 2009, if the reduction relates to purchase accounting valuation allowances, or (ii) in all other cases, with a reduction to income tax expense. As discussed in Note 4, when we adopt SFAS 141 (revised 2007), Business Combinations (“SFAS 141(R)”) in fiscal 2010, changes in deferred tax asset valuation allowances from our Combination will impact income tax expense and not goodwill beginning in fiscal 2010.

We recognize excess tax benefits associated with stock-based compensation in stockholders’ equity only when realized. When assessing whether excess tax benefits relating to stock-based compensation have been realized, we follow the with-and-without approach excluding any indirect effects of the excess tax deductions. Under this approach, excess tax benefits related to stock-based compensation are generally not deemed to be realized until after the utilization of all other applicable tax benefits available to us.

Effective June 1, 2007, we adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”. Under FIN 48, no benefit relating to an uncertain income tax positions will be recognized unless it is more likely than not that the position would be sustained upon audit by the relevant taxing authority. The impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained. In addition, in accordance with FIN 48, we recognize interest and penalties within our provision for income taxes on our Consolidated Statements of Earnings.

Canadian Resource Taxes and Royalties

We pay Canadian resource taxes consisting of the Potash Production Tax and capital taxes. The Potash Production Tax is a Saskatchewan provincial tax on potash production and consists of a base payment and a profits tax. We also pay the greater of (i) a capital tax on the paid-up capital of our subsidiaries that own and operate our Saskatchewan potash mines or (ii) a percentage of the value of resource sales from our Saskatchewan mines. We also pay capital tax in other Canadian provinces. In addition to the Canadian resource taxes, royalties are payable to the mineral owners in respect of potash reserves or production of potash. These resource taxes and royalties are recorded in our cost of goods sold. Our Canadian resource tax and royalty expenses were $415.5 million, $361.8 million and $154.1 million for fiscal 2009, 2008 and 2007 respectively.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar; however, for operations located in Canada, Brazil and Thailand, the functional currency is the local currency. Assets and liabilities of these foreign operations are translated to U.S. dollars at exchange rates in effect at the balance sheet date, while income statement accounts and cash flows are translated to U.S. dollars at the average exchange rates for the period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive income in stockholders’ equity until the foreign entity is sold or liquidated. The effect on the Consolidated Statements of Earnings of transaction gains and losses is presented separately in that statement. These transaction gains and losses result from transactions that are denominated in a currency that is other than the functional currency of the operation.

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

Concentration of Credit Risk

In the U.S., we sell our products to manufacturers, distributors and retailers primarily in the Midwest and Southeast. Internationally, our phosphate and potash products are sold primarily through two North American export associations. A concentration of credit risk arises from our sales and accounts receivable associated with the international sales of potash product through Canpotex. We consider our concentration risk related to the Canpotex receivable to be mitigated by their credit policy. Canpotex’s credit policy requires the underlying receivables to be substantially insured or secured by letters of credit. At May 31, 2009 and 2008, $230.2 million and $205.4 million, respectively, of accounts receivable were due from Canpotex. In fiscal 2009, 2008, and 2007, sales to Canpotex were $1.3 billion, $813.3 million, and $397.7 million, respectively.

Receivables and Allowance for Doubtful Accounts

Accounts receivable are recorded at face amount less an allowance for doubtful accounts. On a regular basis, we evaluate outstanding accounts receivable and establish the allowance for doubtful accounts based on a combination of specific customer circumstances as well as credit conditions and a history of write-offs and subsequent collections.

Included in other assets are long-term accounts receivable of $31.5 million and $33.8 million at May 31, 2009 and 2008, respectively. In accordance with our allowance for doubtful accounts policy, we have recorded allowances against these long-term accounts receivable of $17.6 million and $17.8 million, respectively.

Inventories

Inventories of raw materials, work-in-process products, finished goods and operating materials and supplies are stated at the lower of cost or market. Costs for substantially all finished goods and work-in-process inventories include materials, production labor and overhead and are determined using the weighted average cost basis. Cost for substantially all raw materials is determined using the first-in first-out cost basis.

We follow the provisions of Accounting Research Bulletin 43 (“ARB 43”), Ch. 4, Inventory Pricing to evaluate whether or not the cost of our inventories exceeds their market values. Market values are defined as forecasted selling prices less reasonably predictable selling costs (net realizable value). Significant management judgment is involved in estimating forecasted selling prices. Factors affecting forecasted selling prices include demand and supply variables. Examples of demand variables include grain and oilseed prices, stock-to-use ratios and changes in inventories in the crop nutrients distribution channels. Examples of supply variables include forecasted prices of raw materials, such as phosphate rock, sulfur, ammonia, and natural gas, estimated operating rates and industry crop nutrient inventory levels. Results could differ materially if actual selling prices differ materially from forecasted selling prices. Charges for lower of cost or market are recognized in our Consolidated Statements of Earnings in the period when there is evidence of a decline of market value below cost. During fiscal 2009, we recognized lower of cost or market inventory write-downs of $383.2 million. Our inventory balance on the Consolidated Balance Sheet at May 31, 2009 was impacted by $86.9 million related to a lower of cost of market write-down.

We follow the provisions of SFAS 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4, (“SFAS 151”). SFAS 151 provides that the allocation of fixed expense to the costs of production should be based on the normal capacity, which refers to a range of production levels and is considered the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Fixed overhead costs allocated to each unit of production should not increase due to abnormally low production. Those excess costs are recognized as a current period expense. When a production facility is completely shut down temporarily, it is considered “idle”, and all related expenses are charged to cost of goods sold.

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

Investments

Except as discussed in Note 12 with respect to variable interest entities, investments in the common stock of affiliated companies in which our ownership interest is 50% or less and in which we exercise significant influence over operating and financial policies are accounted for using the equity method after eliminating the effects of any material intercompany transactions. Other investments are accounted for at cost.

Recoverability of Long-Lived Assets

Long-lived assets, including property, plant and equipment and capitalized software costs are accounted for in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” A long-lived asset is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset group exceeds its fair value.

Goodwill

Goodwill is carried at cost, not amortized, and represents the excess of the purchase price and related costs over the fair value assigned to the net identifiable assets of a business acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we test goodwill for impairment at the reporting unit level on an annual basis or upon the occurrence of events that may indicate possible impairment. The goodwill impairment test is performed in two phases. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure would be performed. That additional procedure would compare the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss would be recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. We have established the second quarter of our fiscal year as the period for our annual test for impairment of goodwill and the test resulted in no impairment in the periods presented.

Environmental Costs

Accruals for estimated costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated. In determining the accruals, we use the most current information available, including similar past experiences, available technology, consultant evaluations, regulations in effect, the timing of remediation and cost-sharing arrangements.

Asset Retirement Obligations

SFAS No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS 143”) requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and depreciated on a straight-line basis over the shorter of the expected life of the gypstack or the remaining estimated useful life of the related asset. The liability is adjusted in subsequent periods through accretion expense. Accretion expense represents the increase in the present value of the liability due to the passage of time. Such depreciation and accretion expenses are included in cost of goods sold for operating facilities and other operating expense for indefinitely closed facilities.

Litigation

We are involved from time to time in claims and legal actions incidental to our operations, both as plaintiff and defendant. We have established what we currently believe to be adequate accruals for pending legal matters. These accruals are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as advice of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. The litigation accruals at any time reflect updated assessments of the then-existing claims and legal actions. The final outcome or potential settlement of litigation matters could differ materially from the accruals which we have established. For significant individual cases, we accrue anticipated legal costs.

Pension and Other Postretirement Benefits

Mosaic offers a number of benefit plans that provide pension and other benefits to qualified employees. These plans include defined benefit pension plans, supplemental pension plans, defined contribution plans and other postretirement benefit plans.

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

Share-Based Compensation

We account for stock-based compensation in accordance with, SFAS No. 123 (R) “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires an entity to measure the cost of employees’ services received in exchange for an award of equity instruments based on grant-date fair value of the award, with the cost to be recognized over the period during which the employee is required to provide service in exchange for the award. The majority of granted awards are stock options that vest annually in equal amounts over a three-year period, and all stock options have an exercise price equal to the fair market value of our common stock on the date of grant. We recognize compensation expense for awards on a straight-line basis over the requisite service period.

Derivative and Hedging Activities

We periodically enter into derivatives to mitigate our exposure to foreign currency risks and the effects of changing commodity and freight prices. We account for derivatives in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”), which requires us to record all derivatives on the Consolidated Balance Sheets at fair value. We net our derivative asset and liability positions when we have a master netting arrangement in place in accordance with FASB Staff Position No. FIN 39-1, Amendment of FASB Interpretation No. 39 (“FIN 39-1”). Changes in the fair value of the foreign currency, commodity, and freight derivatives are immediately recognized in earnings because we do not apply hedge accounting treatment to these instruments. In accordance with SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which we adopted as of June 1, 2008, the fair value of these instruments is determined by using quoted market prices, third party comparables, or internal estimates.

3. OTHER FINANCIAL STATEMENT DATA

The following provides additional information concerning selected balance sheet accounts:

	May 31
(in millions)	2009	2008
Receivables
Trade	$543.3	$871.2
Non-trade	52.8	112.1

	596.1	983.3
Less: Allowance for doubtful accounts	13.6	10.8

	$582.5	$972.5

Inventories
Raw materials	$31.2	$74.0
Work in process	339.0	255.8
Finished goods	655.2	940.4
Operating materials and supplies	100.5	80.7

	$1,125.9	$1,350.9

Other current assets
Income taxes receivable	$338.4	$13.3
Other	337.3	188.5

	$675.7	$201.8

Accrued liabilities
Non-income taxes	$113.8	$178.5
Payroll and employee benefits	61.6	104.2
Asset retirement obligations	112.9	85.1
Customer prepayments	83.8	172.8
Other	331.8	245.3

	$703.9	$785.9

Other noncurrent liabilities
Asset retirement obligations	$417.8	$430.5
Accrued pension and postretirement benefits	129.5	142.9
Unrecognized tax benefits	100.2	202.5
Deferred revenue on out of market contracts	49.7	70.9
Other	128.9	141.1

	$826.1	$987.9

Interest expense, net was comprised of the following in fiscal 2009, 2008 and 2007:

	Years ended May 31
(in millions)	2009	2008	2007
Interest expense	$90.2	$124.0	$171.5
Interest income	(46.9)	(33.5)	(21.9)

Interest expense, net	$43.3	$90.5	$149.6

4. RECENTLY ISSUED ACCOUNTING GUIDANCE

In September 2006, the FASB issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and requires enhanced disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). FSP FAS 157-2 defers implementation of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities, including but not limited to our asset retirement obligations. SFAS 157 became effective for the Company on June 1, 2008 for financial assets and financial liabilities and for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually and did not have a material effect on our consolidated financial statements. The adoption of SFAS 157 and its effects are described in Note 16. We have deferred adoption of SFAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis as allowed by FSP FAS 157-2. We will provide in the first quarter of fiscal 2010 the SFAS 157 disclosure requirements for nonfinancial assets and nonfinancial liabilities that are remeasured at fair value on a nonrecurring basis.

In October 2008, the FASB Issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“FSP FAS 157-3”). FSP FAS 157-3 illustrates key considerations in determining the fair value of a financial asset in an inactive market. This FSP was effective immediately upon issuance. We considered the additional guidance with respect to the valuation of our financial assets and liabilities and their corresponding designation within the fair value hierarchy. Its adoption did not have a material effect on our Consolidated Financial Statements.

In September 2006, the FASB issued SFAS 158. SFAS 158 requires the recognition of the funded status of pension and other postretirement benefit plans on the balance sheet. The overfunded or underfunded status would be recognized as an asset or liability on the balance sheet with changes occurring during the current year reflected through the comprehensive income portion of equity. SFAS 158 also requires the measurement of the funded status of a plan to match that of the date of our fiscal year-end financial statements, eliminating the use of earlier measurement dates previously permissible. We applied the recognition provision of SFAS 158 as of May 31, 2007. We adopted the measurement provision of SFAS 158 as of June 1, 2008, as described in Note 18.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of Statement of Financial Accounting Standards No. 115” (“SFAS 159”). SFAS 159 expands opportunities to use fair value measurement in financial reporting by permitting entities to choose to measure many eligible financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected must be reported in earnings. SFAS 159 was effective as of June 1, 2008. We have not elected to measure at fair value financial assets or liabilities which previously had not been recorded at fair value. Therefore, SFAS 159 did not have an impact on our Consolidated Financial Statements.

In April 2007, the FASB issued FIN 39-1. FIN 39-1 requires entities that are parties to master netting arrangements to offset the receivable or payable recognized upon payment or receipt of cash collateral against fair value amounts recognized for derivative instruments that have been recorded under the same master netting arrangement in accordance with FASB Interpretation No. 39. Entities are required to recognize the effects of applying FIN 39-1 as a change in accounting principle through retrospective application for all financial statements presented unless it is impracticable to do so. The guidance provided by FIN 39-1 became effective for us on June 1, 2008 and did not have a material effect on our Consolidated Financial Statements.

In December 2007, the FASB issued SFAS 141R which will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141(R) establishes principles and requires an acquirer to recognize and measure the identifiable assets acquired, liabilities assumed, contractual contingencies, contingent consideration and any non-controlling interest in an acquired business at fair value on the acquisition date. In addition, SFAS 141(R) requires that acquisition costs generally be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date and any adjustments to deferred tax asset valuation allowances and acquired uncertain tax positions after the measurement period to generally be reflected in income tax expense. SFAS 141(R) will be effective for us on June 1, 2009. With the adoption of SFAS 141(R), our accounting for future business combinations will change on a prospective basis beginning with any business combination with an acquisition date on or after June 1, 2009. In relation to the Combination completed prior to the effective date of SFAS 141(R), the provisions of SFAS 141(R) will require any adjustments to the deferred tax asset valuation allowances and the uncertain tax positions initially established as of the business combination to be included in our net earnings rather than as an adjustment to goodwill.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160 “). SFAS 160 establishes accounting and reporting standards for the noncontrolling interests (“NCI’s) in a subsidiary, changes in a parent’s ownership interest and for the deconsolidation of a subsidiary. SFAS 160 requires, among other items, that NCI’s (previously referred to as minority interest) be included in the consolidated balance sheets within equity separate from the parent’s equity; consolidated net income reported at amounts inclusive of both the parent’s and the NCI’s shares with disclosure on the face of the consolidated statements of earnings of the amounts attributable to the parent and to the NCI’s; changes in a parent’s ownership be treated as an equity transaction; and if a subsidiary is deconsolidated, any retained NCI in the former subsidiary be measured at fair value and a gain or loss be recognized in net income. The provisions of the standard are to be applied prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. SFAS 160 will be effective for us on June 1, 2009. This adoption will impact the presentation of our Consolidated Statements of Earnings, Consolidated Balance Sheets, Consolidated Statements of Cash Flow, and Consolidated Statements of Stockholders’ Equity; however, it is not expected to have a material impact on our Consolidated Financial Statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. SFAS 161 was effective for us beginning December 1, 2008, but only requires the revised disclosures on a prospective basis. We adopted this pronouncement and included the appropriate disclosures as of February 28, 2009, as described in Note 15.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of the consolidated financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS 162 was effective November 15, 2008 and did not have a material effect on our Consolidated Financial Statements.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification” (“SFAS 168”), which establishes the FASB’s Accounting Standards Codification as the exclusive authoritative reference for nongovernmental U.S. GAAP for use in financial statements issued for interim and annual periods ending after

September 15, 2009, except for SEC rules and interpretative releases, which are also authoritative for SEC registrants. As a result, SFAS 168 replaces SFAS 162 and provides guidance that all codification standards will carry the same level of authority. We are currently evaluating the impact of this standard, but would not expect it to have a material impact on our Consolidated Financial Statements.

In November 2008, the FASB ratified EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF No. 08-6”). EITF No. 08-6 applies to all investments accounted for under the equity method and clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF No. 08-6 is effective for us beginning in the first quarter of fiscal year 2010. We are currently evaluating the impact that EITF No. 08-6 will have on our Consolidated Financial Statements.

In December 2008, the FASB issued Staff Position No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP FAS 140-4 and FIN 46(R)-8”). The staff position amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FIN 46(R), “Consolidation of Variable Interest Entities”, to require public enterprises, including sponsors that have a variable interest in a variable interest entity (“VIE”), to provide additional disclosures about their involvement with VIEs. This staff position is effective for financial statements issued for interim periods and fiscal years ending after December 15, 2008. We adopted this pronouncement and included the appropriate disclosures as of February 28, 2009, as described in Note 12.

In June 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”), which amends the consolidation guidance applicable to variable interest entities (VIEs). The amendments will significantly affect the overall consolidation analysis under FIN 46(R). Accordingly, we will need to carefully reconsider our previous FIN 46(R) conclusions, including whether an entity is a VIE, whether the enterprise is the VIE’s primary beneficiary, and what type of financial statement disclosures are required. SFAS 167 is effective for us for interim periods and annual fiscal years beginning in the first quarter of fiscal year 2011. We are currently evaluating the requirements of the standard.

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”), which provides guidance on employers’ disclosures about the plan assets of defined benefit pension or other postretirement plans. The disclosures required by FSP FAS 132(R)-1 include a description of how investment allocation decisions are made, major categories of plan assets, valuation techniques used to measure the fair value of plan assets, the impact of measurements using significant unobservable inputs and concentrations of risk within plan assets. The disclosures about plan assets required by this staff position are effective for us for our fiscal year ending May 31, 2010. We are currently evaluating the impact of adoption of FSP FAS 132(R)-1 on our Consolidated Financial Statements.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Values When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). This FSP provides guidance on (1) estimating the fair value of an asset or liability when the volume and level of activity for the asset or liability have significantly declined and (2) identifying transactions that are not orderly. The FSP also amends certain disclosure provisions of SFAS No. 157 to require, among other things, disclosures in interim periods of the inputs and valuation techniques used to measure fair value. This FSP is effective for us prospectively for interim periods and fiscal years beginning in the first quarter of fiscal year 2010. We are currently evaluating the impact of this standard, but would not expect it to have a material impact on our Consolidated Financial Statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”). This FSP requires interim disclosures regarding the fair value of financial instruments that were previously required only annually. In addition, the FSP requires certain additional disclosures regarding the methods and significant assumptions used to estimate the fair value of financial instruments. These additional disclosures are effective for us beginning with the first quarter ending August 31, 2009. We are currently evaluating the requirements of the FSP.

In May 2009, the FASB issued SFAS 165, “Subsequent Events” (“SFAS 165”), which provides guidance on management’s assessment of subsequent events. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date through the date that the financial statements are issued or are available to be issued. SFAS 165 is not expected to significantly change practice because its guidance is similar to that in U.S. auditing literature, which management relied on previously for guidance on assessing and disclosing subsequent events. SFAS 165 is effective for us for interim periods and fiscal years beginning in the first quarter of fiscal year 2010. We are currently evaluating the impact of this standard, but would not expect it to have a material impact on our Consolidated Financial Statements.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	May 31
(in millions)	2009	2008
Land	$172.6	$176.7
Mineral properties and rights	2,528.7	2,475.2
Buildings and leasehold improvements	747.0	783.5
Machinery and equipment	3,134.5	2,926.7
Construction in-progress	520.0	279.8

	7,102.8	6,641.9
Less: accumulated depreciation and depletion	2,203.5	1,993.9

	$4,899.3	$4,648.0

Depreciation and depletion expense was $360.5 million, $358.1 million and $329.4 million for fiscal 2009, 2008 and 2007, respectively. Capitalized interest on major construction projects was $14.7 million, $11.8 million and $7.7 million in fiscal 2009, 2008 and 2007, respectively.

6. EARNINGS PER SHARE

The numerator for diluted earnings per share (“EPS”) is net earnings. The denominator for basic EPS is the weighted-average number of shares outstanding during the period. The denominator for diluted EPS also includes the weighted average number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued unless the shares are anti-dilutive. The following is a reconciliation of the numerator and denominator for the basic and diluted EPS computations:

	Years ended May 31,
(in millions)	2009	2008	2007
Net earnings	$2,350.2	$2,082.8	$419.7

Basic weighted average common shares outstanding	444.3	442.7	434.3
Common stock issuable upon vesting of restricted stock awards	0.5	0.8	0.4
Common stock equivalents	1.4	2.2	1.1
Common stock issuable upon conversion of preferred stock	-	-	4.5

Diluted weighted average common shares outstanding	446.2	445.7	440.3

Earnings per share—basic	$5.29	$4.70	$0.97
Earnings per share—diluted	$5.27	$4.67	$0.95

A total of 0.2 million and 2.3 million shares of common stock subject to issuance for exercise of stock options for fiscal 2009 and 2007, respectively, have been excluded from the calculation of diluted EPS because the option exercise price was greater than the average market price of our common stock during the period, and therefore, the effect would be anti-dilutive. There were no anti-dilutive shares for fiscal 2008.

7. ACCUMULATED OTHER COMPREHENSIVE INCOME

Components of accumulated other comprehensive income are as follows:

(in millions)	Balance May 31 2006	2007 Change	Balance May 31 2007	2008 Change	Balance May 31 2008	2009 Change	Balance May 31 2009
Cumulative foreign currency translation adjustment, net of tax of $7.3 million in 2009	$304.7	$143.6	$448.3	$318.5	$766.8	$(480.0)	$286.8
Minimum pension liability adjustment	(5.5)	0.4	(5.1)	5.1	-	-	-
Net actuarial gain (loss), net of tax of $14.6 million in 2009	-	15.7	15.7	8.1	23.8	(52.0)	(28.2)

Accumulated other comprehensive income	$299.2	$159.7	$458.9	$331.7	$790.6	$(532.0)	$258.6

8. CASH FLOW INFORMATION

Supplemental disclosures of cash paid for interest and income taxes and non-cash investing and financing information is as follows:

	Years Ended May 31
(in millions)	2009	2008	2007
Cash paid during the period for:
Interest (net of amount capitalized)	$90.6	$130.1	$220.5
Income taxes	915.0	382.8	66.1
Non-cash investing and financing activities:
Purchase of property, plant and equipment with debt	-	-	3.5

Acquiring or constructing property, plant and equipment by incurring a liability does not result in a cash outflow for us until the liability is paid. In the period the liability is incurred, the change in operating accounts payable on the Consolidated Statements of Cash Flows is reduced by such amount. In the period the liability is paid, the amount is reflected as a cash outflow from investing activities. The applicable net change in operating accounts payable that was classified to investing activities on the Consolidated Statements of Cash Flow was $50.0 million, $29.5 million, and $4.9 million for fiscal 2009, 2008, and 2007 respectively.

9. INVESTMENTS IN NON-CONSOLIDATED COMPANIES

We have investments in various international and domestic entities and ventures. The equity method of accounting is applied to such investments when the ownership structure prevents us from exercising a controlling influence over operating and financial policies of the businesses. Under this method, our equity in the net earnings or losses of the investments is reflected as equity in net earnings of non-consolidated companies on our Consolidated Statements of Earnings. The effects of material intercompany transactions with these equity method investments are eliminated, including the gross profit on sales to and purchases from our equity-method investments which is deferred until the time of sale to the final third party customer.

A summary of our equity-method investments, which were in operation at May 31, 2009, is as follows:

Entity	Ownership Interest
Gulf Sulphur Services LTD., LLLP	50.00%
River Bend Ag, LLC	50.00%
IFC S.A.	45.00%
Yunnan Three Circles Sinochem Cargill Fertilizers Co. Ltd.	35.00%
Canpotex Limited	33.33%
Fertifos S.A. (owns 56.64% of Fosfertil S.A.)	33.09%
Fosfertil S.A.	1.32%

The summarized financial information shown below includes all non-consolidated companies carried on the equity method.

	Years ended May 31
(in millions)	2009	2008	2007
Net sales	$5,775.6	$4,797.9	$3,060.9
Net earnings	263.7	323.2	110.3

Mosaic’s share of equity in net earnings	100.1	124.0	41.3

Total assets	2,612.5	2,983.2	1,902.8
Total liabilities	1,925.6	2,266.5	1,201.5

Mosaic’s share of equity in net assets	247.0	266.0	288.8

The difference between our share of equity in net assets as shown in the above table and the investment in non-consolidated companies as shown on the Consolidated Balance Sheets is due to an excess amount paid over the book value of Fertifos. The excess relates to phosphate rock reserves adjusted to fair value in relation to Fertifos. The excess amount is amortized over the estimated life of the phosphate rock reserve and is net of related deferred income taxes.

Our carrying value of equity method investments is impacted by net earnings and losses, dividends, movements in foreign currency exchange rates as well as other adjustments. In fiscal 2009, 2008 and 2007, Fertifos and Fosfertil had SFAS 158 adjustments which resulted in a (reduction) increase of ($5.2) million, ($1.7) million and $3.3 million, respectively to our equity method investment.

We had a 50% interest in Saskferco Products Limited Partnership (the “Partnership”) which sold its wholly-owned subsidiary Saskferco Products ULC (“Saskferco”), a Saskatchewan, Canada-based producer of nitrogen crop nutrients and feed ingredient products. On October 1, 2008, the Partnership and its partners sold their interests in Saskferco for gross proceeds of $1.5 billion, of which we received half. The carrying value for our investment in Saskferco prior to the sale was $63.2 million. The sale resulted in a pre-tax gain of $673.4 million in the second quarter of fiscal 2009, which is recorded as a separate line item in non-operating income in our Consolidated Statements of Earnings.

10. GOODWILL

The changes in the carrying amount of goodwill, by reporting unit, for the years ended May 31, 2009 and 2008, are as follows:

(in millions)	Phosphates	Potash	Total
Balance as of May 31, 2007	$723.7	$1,560.1	$2,283.8
Income tax adjustments	(167.5)	(322.0)	(489.5)
Foreign currency translation	-	80.9	80.9

Balance as of May 31, 2008	556.2	1,319.0	1,875.2
Income tax adjustments	(19.0)	(36.9)	(55.9)
Foreign currency translation	-	(85.2)	(85.2)

Balance as of May 31, 2009	$537.2	$1,196.9	$1,734.1

The Company has recorded adjustments to goodwill during fiscal 2009 and 2008 which are related to the reversal of income tax valuation allowances and other purchase accounting adjustments for income tax-related amounts including a revision to our deferred taxes to reflect our ability to claim foreign tax credits. As of May 31, 2009, $238.8 million of goodwill was determined to be tax deductible.

11. FINANCING ARRANGEMENTS

On December 1, 2006, we completed a refinancing (“Refinancing”) consisting of (i) the purchase by subsidiaries of approximately $1.4 billion of outstanding senior notes and debentures (“Existing Notes”) pursuant to tender offers and (ii) the refinancing of a $345.0 million term loan B facility under our then-existing bank credit agreement. The total consideration paid for the purchase of the Existing Notes, including tender premiums and consent payments but excluding accrued and unpaid interest, was approximately $1.5 billion. Mosaic funded the purchase of the Existing Notes and the refinancing of the then-existing term loan B facility through the issuance of $475.0 million aggregate principal amount of 7.375% senior notes due 2014 and $475.0 million aggregate principal amount of 7.625% senior notes due 2016, and new $400.0 million term loan A-1 and $612.0 million new term loan B facilities under an amended and restated senior secured bank credit agreement (“Restated Credit Agreement”). The excess proceeds from the Refinancing became available to us for general corporate purposes.

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

New Senior Notes

The indenture relating to the New Senior Notes limited the ability of the Company to make restricted payments, which includes investments, guarantees, and dividends on and redemptions or repurchases of our capital stock. The indenture also contained other covenants and events of default that limited various matters or required the Company to take various actions under specified circumstances. In June and July 2008, three credit rating agencies that rate the New Senior Notes upgraded their ratings of the New Senior Notes and other unsecured debt to investment grade status.3 As a result, pursuant to the terms of the indenture, most of the restrictive covenants relating to the New Senior Notes have fallen away. However, certain restrictive covenants of the New Senior Notes continue to apply, including restrictive covenants limiting liens, sale and leaseback transactions and mergers, consolidations and sales of substantially all assets as well as the events of default.

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

Short-Term Debt

Short-term debt consists of the revolving credit facility under the Restated Credit Agreement, a receivables financing facility, and various other short-term borrowings related to our Offshore business. Short-term borrowings were $92.7 million and $133.1 million as of May 31, 2009 and May 31, 2008, respectively. The weighted average interest rates on short-term borrowings were 4.8% and 5.5% as of May 31, 2009 and May 31, 2008, respectively.

We had no outstanding borrowings under the revolving credit facility as of either May 31, 2009 or May 31, 2008. We had outstanding letters of credit that utilized a portion of the revolving credit facility of $21.9 million and $41.2 million as of May 31, 2009 and May 31, 2008, respectively. The net available borrowings under the revolving credit facility as of May 31, 2009 and May 31, 2008 were approximately $428.1 million and $408.8 million, respectively. Unused commitment fees of $1.5 million were expensed during both fiscal 2009 and 2008. Borrowings under the revolving credit facility bear interest at LIBOR plus 1.5%.

We had additional outstanding letters of credit of $6.2 million as of May 31, 2009.

On August 11, 2008, PhosChem amended its revolving line of credit, increasing the borrowing limit to $75.0 million through December 31, 2008. After that date it reverted back to the original $55.0 million limit through November 29, 2009. The revolving line of credit supports PhosChem’s funding of its purchases of crop nutrients from us and the other PhosChem member and is with recourse to PhosChem but not to Mosaic or its other subsidiaries. The line of credit is secured by PhosChem’s accounts receivable, inventories, deposit accounts and certain other assets. Outstanding borrowings under the line of credit bear interest at the Prime Rate minus 1.0% or LIBOR plus 0.7%, at PhosChem’s election. PhosChem had $26.6 million and $38.4 million outstanding under its revolving line of credit as of May 31, 2009 and May 31, 2008, respectively.

The remainder of the short-term borrowings balance consisted of lines of credit relating to our Offshore segment and other short-term borrowings. As of May 31, 2009, these borrowings bear interest rates between 2.6% and 22.0%. As of May 31, 2009 and May 31, 2008, $66.1 million and $94.7 million, respectively, were outstanding.

Long-Term Debt, including Current Maturities

Long-term debt primarily consists of term loans, industrial revenue bonds, secured notes, unsecured notes, and unsecured debentures. Long-term debt as of May 31, 2009 and 2008, respectively, consisted of the following:

(in millions)	May 31, 2009 Stated Interest Rate	May 31, 2009 Effective Interest Rate	May 31, 2009 Stated Value	Combination Fair Market Value Adjustment	May 31, 2009 Carrying Value	May 31, 2008 Stated Value	Combination Fair Market Value Adjustment	May 31, 2008 Carrying Value
Term loans	LIBOR + 1.5%-1.75%	3.92%	$13.0	$0.1	$13.1	$51.0	$0.3	$51.3
Industrial revenue bonds	5.5% and 7.7%	6.64%	41.0	1.1	42.1	40.9	1.2	42.1
Other secured notes	6.92% - 10.75%	7.32%	17.7	-	17.7	30.0	-	30.0
Unsecured notes	7.375% - 10.25%	7.46%	924.8	1.8	926.6	978.1	2.7	980.8
Unsecured debentures	7.3% - 9.45%	7.15%	254.7	5.1	259.8	258.5	5.7	264.2
Capital leases and other	4.0% - 9.93%	6.94%	40.1	-	40.1	48.9	-	48.9

Total long-term debt			1,291.3	8.1	1,299.4	1,407.4	9.9	1,417.3
Less current portion			42.4	0.9	43.3	42.4	0.9	43.3

Total long-term debt, less current maturities			$1,248.9	$7.2	$1,256.1	$1,365.0	$9.0	$1,374.0

As of May 31, 2009 and May 31, 2008, we had $13.1 million and $51.3 million, respectively, outstanding under the term loan facilities that are part of our senior secured credit facility. As of May 31, 2009, the term loan facilities bear interest at LIBOR plus 1.50%-1.75%.

On October 10, 2008 we prepaid $2.0 million of the Term Loan A notes, $15.1 million of the Term Loan A-1 notes and $20.8 million of the Term Loan B notes due to a prepayment event as a result of our sale of our investment in Saskferco.

As more fully discussed above, the Restated Credit Agreement requires us to maintain certain financial ratios, including a leverage ratio and an interest coverage ratio. We were in compliance with the provisions of the financial covenants in the Restated Credit Agreement as of May 31, 2009 and May 31, 2008.

We have two industrial revenue bonds which total $42.1 million as of May 31, 2009 and May 31, 2008. As of May 31, 2009, the industrial revenue bonds bear interest rates at 5.5% and 7.7%. The maturity dates are 2009 and 2022.

We have several other secured notes which total $17.7 million and $30.0 million as of May 31, 2009 and May 31, 2008, respectively. As of May 31, 2009, the secured notes bear interest rates between 6.9% and 10.75%. The maturity dates range from 2009 to 2013.

We have several unsecured notes which total $926.6 million and $980.8 million as of May 31, 2009 and May 31, 2008, respectively. This includes the New Senior Notes issued as part of the Refinancing described above. As of May 31, 2009, the unsecured notes bear interest rates between 7.375% and 10.25%. The maturity dates range from 2009 to 2016.

We have several unsecured debentures which total $259.8 million and $264.2 million as of May 31, 2009 and May 31, 2008, respectively. As of May 31, 2009, the unsecured debentures bear interest rates between 7.3% and 9.45%. The maturity dates range from 2011 to 2028.

The remainder of the long-term debt balance relates to capital leases and fixed asset financings, variable rate loans, and other types of debt. As of May 31, 2009 and May 31, 2008, $40.1 million and $48.9 million, respectively, were outstanding.

On August 1, 2008 we called the remaining $3.5 million of the 10.875% notes due on August 1, 2013 pursuant to the call provisions of such notes.

In fiscal 2009, the aggregate principal amount of our open market purchases of our notes was $29.2 million and the price paid was $26.9 million plus accrued interest, resulting in a discount of $2.3 million.

We recorded a net gain of approximately $2.5 million associated with the above open market purchases, the prepayment of debt related to the sale of our investment in Saskferco and the call of the $3.5 million outstanding principal amount of 10.875% notes due August 1, 2013.

As of May 31, 2009, we had at least $1.1 billion available for the payment of cash dividends with respect to our common stock under the covenants limiting the payment of dividends in the Restated Credit Agreement.

Scheduled maturities of long-term debt are as follows for the periods ending May 31:

(in millions)
2010	$42.4
2011	14.1
2012	46.0
2013	0.3
2014	0.6
Thereafter	1,187.9

Total	$1,291.3

12. VARIABLE INTEREST ENTITIES

In the normal course of business we interact with various entities that may be VIEs. Typical types of these entities are suppliers, customers, marketers and real estate companies. When determining the primary beneficiary of a VIE, we estimate the future cash flows and performance of the VIE, analyze the variability in those cash flows and allocate the losses and returns among the identified parties holding variable interest. We consider our explicit arrangements and implicit variable interests. If our variable interest absorbs the majority of the variability in the expected losses or the residual returns of the VIE, we are considered the primary beneficiary of the VIE. We identified PhosChem, South Fort Meade General Partner, LLC (“SFMGP”) and South Fort Meade Partnership, L.P. (“SFMP”) as VIEs in which we are the primary beneficiary. Therefore, in accordance with FIN 46(R), these entities are consolidated within our Phosphates segment. Under FIN 46(R), we must reassess the VIE status if there are changes in the entity’s capital structure, activities or assets. The status of PhosChem, SFMGP and SFMP as VIE’s has not changed since the date of the Combination. In addition, we did not identify any additional VIEs in which we hold a significant interest.

The primary beneficiary analysis for PhosChem determined that the members’ contracts with PhosChem to sell product absorbed the majority of the variability. The primary beneficiary determination was made because our share of the sales volume marketed through PhosChem is greater than 50% of the total and, as a result, we would absorb greater than 50% of the expected losses or expected residual returns. The primary beneficiary analysis for SFMGP and SFMP determined that we would absorb greater than 50% of the expected losses or expected residual returns. This is primarily the result of our guaranteed rental and royalty payments to the partnership.

PhosChem is an export association of United States phosphate producers that markets our phosphate products internationally. We, along with the other member, are, subject to certain conditions and exceptions, contractually obligated to reimburse PhosChem for our respective pro rata share of any operating expenses or other liabilities.

PhosChem had net sales of $2.7 billion, $2.8 billion and $1.6 billion for the years ended May 31, 2009, 2008 and 2007, respectively, which are included in our consolidated net sales. PhosChem funds its operations in part through a revolving line of credit, under which the outstanding borrowings were $26.6 million as of May 31, 2009 and $38.4 million as of May 31, 2008, and were included in short-term debt. The line of credit is secured by PhosChem’s accounts receivable, inventories, deposit accounts and certain other assets. All of these amounts are included in our Consolidated Balance Sheets as of May 31, 2009 and 2008.

SFMP and SFMGP own the mineable acres at our South Fort Meade phosphate mine. We have a long-term mineral lease with SFMP which, in general, expires on the earlier of: (i) December 31, 2025, or (ii) the date that we have completed mining and reclamation obligations associated with the leased property. In addition to lease payments, we pay SFMP a royalty on each tonne mined and shipped from the areas that we lease. SFMP and SFMGP had no external sales in fiscal 2009, 2008 and 2007. SFMP and SFMGP fund their operations in part through a fixed rate Senior Secured Note due December 15, 2010, with a balance of $15.1 million and $23.0 million as of May 31, 2009 and May 31, 2008, respectively. These amounts are included in current maturities of long-term debt and long-term debt, less current maturities in our Consolidated Balance Sheets as of May 31, 2009 and 2008.

The carrying amounts and classification of assets and liabilities included in our Consolidated Balance Sheets for these consolidated entities are as follows:

(in millions)	May 31, 2009	May 31, 2008
Current Assets	$105.3	$184.7
Non Current Assets	$56.5	60.5

Total Assets	$161.8	$245.2

Current Liabilities	$76.6	$118.7
Non Current Liabilities	6.7	15.1

Total Liabilities	$83.3	$133.8

13. INCOME TAXES

The provision for income taxes for the years ended May 31 consisted of the following:

(in millions)	2009	2008	2007
Current:
Federal	$175.6	$328.9	$2.2
State	50.8	41.2	5.8
Non-U.S.	570.2	204.1	68.7

Total Current	796.6	574.2	76.7
Deferred:
Federal	(138.3)	210.5	47.9
State	7.8	33.4	4.5
Non-U.S.	(16.8)	(103.2)	(5.7)

Total Deferred	(147.3)	140.7	46.7

Provision for income taxes	$649.3	$714.9	$123.4

The components of earnings from consolidated companies before income taxes, and the effects of significant adjustments to tax computed at the federal statutory rate, were as follows:

(in millions)	2009		2008		2007
United States earnings	$1,192.5		$2,059.9		$192.0
Non-U.S. earnings	1,713.2		622.5		313.7

Earnings from consolidated companies before income taxes	$2,905.7		$2,682.4		$505.7

Computed tax at the federal statutory rate of 35%	35.0%		35.0%		35.0%
State and local income taxes, net of federal income tax benefit	1.4%		1.9%		1.6%
Percentage depletion in excess of basis	(6.6%	)	(4.9%	)	(7.4%	)
Foreign tax credit	-		(2.3%	)	-
Non-U.S. income and withholding taxes	(10.5%	)	2.0%		10.3%
Impact of change in Canadian tax rates	-		(1.3%	)	(9.1%	)
Change in valuation allowance	3.6%		(2.3%	)	(6.5%	)
Other items (none in excess of 5% of computed tax)	(0.6%	)	(1.4%	)	0.5%

Effective tax rate	22.3%		26.7%		24.4%

The fiscal 2009 effective tax rate reflects a benefit of $282.7 million related to foreign tax credits associated with a special dividend that was distributed from our non-U.S. subsidiaries to our U.S. subsidiaries. In addition, the effective tax rate reflects the impact of $106.0 million related to a valuation allowance on certain of our non-U.S. deferred tax assets.

During fiscal 2008, increased U.S. profits resulted in our ability to claim foreign tax credits, which included a one time benefit of $62.2 million. During fiscal 2008 and 2007, the Canadian government approved legislation to reduce the Canadian federal corporate tax rate. The impact of this law change reduced the net deferred tax liabilities and resulted in fiscal 2008 and 2007 income tax benefits of $34.0 million and $46.0 million, respectively, net of the impact of a reduced foreign tax credit in the U.S.

We have no intention of remitting certain undistributed earnings of non-U.S. subsidiaries aggregating $2.5 billion and $1.1 billion as of May 31, 2009 and 2008, respectively, and accordingly, no deferred tax liability has been established relative to these earnings. The calculation of the unrecognized deferred tax liability related to these earnings is complex and is not practicable.

Significant components of our deferred tax liabilities and assets as of May 31 were as follows:

(in millions)	2009	2008
Deferred tax liabilities:
Depreciation and amortization	$(407.7)	$(378.2)
Depletion	(443.9)	(508.7)
Partnership tax bases differences	(90.5)	(98.6)
Undistributed earnings of non-U.S. subsidiaries	(213.3)	-
Other liabilities	(95.9)	(111.9)

Total deferred tax liabilities	$(1,251.3)	$(1,097.4)
Deferred tax assets:
Alternative minimum tax credit carryforwards	$161.9	$125.6
Capital loss carryforwards	8.2	6.5
Foreign tax credit carryforwards	482.1	115.7
Net operating loss carryforwards	126.9	27.1
Post-retirement and post-employment benefits	51.7	64.6
Reclamation and decommissioning accruals	198.9	189.8
Other assets	283.6	290.7

Subtotal	1,313.3	820.0
Valuation allowance	(115.6)	(6.6)

Net deferred tax assets	1,197.7	813.4

Net deferred tax liabilities	$(53.6)	$(284.0)

In fiscal 2009, we recognized deferred tax liabilities of $213.3 million primarily associated with our decision not to indefinitely reinvest undistributed foreign earnings outside the U.S. related to the sale of our investment in Saskferco.

We have certain Canadian entities that are taxed in both Canada and the U.S. As a result, we have deferred tax balances for both jurisdictions. As of fiscal 2009, these deferred taxes are offset by approximately $217.6 million of foreign tax credits included within our depreciation and depletion components of deferred tax liabilities.

During 2008, we revised our deferred taxes to reflect our ability to claim foreign tax credits, which resulted in an adjustment to goodwill.

As of May 31, 2009, we had estimated carryforwards for tax purposes as follows: alternative minimum tax credits of $161.9 million, net operating losses of $456.3 million, capital losses of approximately $29.5 million, and foreign tax credits of $482.1 million. These carryforward benefits may be subject to limitations imposed by the Internal Revenue Code and in certain cases provisions of foreign law. The alternative minimum tax credit carryforwards can be carried forward indefinitely. The majority of our net operating loss carryforwards relate to Brazil and can be carried forward indefinitely but are limited to 30 percent of taxable income each year. The foreign tax credits have expiration dates ranging from fiscal 2014 through fiscal 2019.

Valuation Allowance

For the fiscal year ended 2009, the valuation allowance increased $109.0 million and for fiscal years ended 2008 and 2007 the valuation allowance was reduced by $310.0 million and $181.8 million, respectively. In assessing the need for a valuation allowance, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making this assessment, we consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. During fiscal 2009, we determined that it was more likely than not that we would not realize certain non-U.S. deferred tax assets of $106.0 million which was reflected in income tax expense.

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

As of May 31, 2009, we had $200.1 million of unrecognized tax benefits, of which $112.3 million would impact the effective tax rate, whereas $1.7 million would result in an adjustment to non-goodwill balance sheet accounts if recognized. Included in the balance of gross unrecognized tax benefits at May 31, 2009 is $86.1 million of tax benefits that, under current U.S. GAAP, if recognized, would result in a decrease to goodwill recorded as a result of the Combination in accordance with Emerging Issues Task Force Issue No. 93-7, “Uncertainties Related to Income Taxes in a Business Combination”. Once we adopt FAS 141R on June 1, 2009, any changes to this amount will be recorded within the income tax provision. It is expected that the amount of unrecognized tax benefits will change in the next twelve months; however the change cannot reasonably be estimated.

(in millions)
Gross unrecognized tax benefits at May 31, 2008	$195.3
Gross increases:
Prior year tax positions	30.6
Current year tax positions	44.1
Gross decreases:
Prior year tax positions	(4.4)
Settlements	(58.3)
Currency translation	(7.2)

Gross unrecognized tax benefits at May 31, 2009	$200.1

We recognize interest and penalties related to unrecognized tax benefits as a component of our income tax expense. This policy did not change as a result of the adoption of FIN 48. Interest and penalties accrued in our Consolidated Balance Sheets at May 31, 2009 and May 31, 2008 are $39.5 million and $25.4 million, respectively, and are included in other noncurrent liabilities in the Consolidated Balance Sheet. For fiscal 2009, we recognized interest and penalties expense of $10.5 million in our Consolidated Statements of Earnings.

We operate in multiple tax jurisdictions, both within the United States and outside the United States, and face audits from various tax authorities regarding transfer pricing, deductibility of certain expenses, and intercompany transactions, as well as other matters. With few exceptions, we are no longer subject to examination for tax years prior to 2001.

During the third quarter of fiscal year 2009, the Internal Revenue Service concluded its audit for fiscal years 2004 to 2006. This audit did not result in significant changes in our unrecognized tax benefits. We are currently under audit by the Canadian Revenue Agency for the fiscal years 2001 to 2006. Based on the information available, we do not anticipate significant changes to our unrecognized tax benefits as a result of these examinations.

14. ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

We account for AROs in accordance with SFAS 143. Our legal obligations related to asset retirement require us to: (i) reclaim lands disturbed by mining as a condition to receive permits to mine phosphate ore reserves; (ii) treat low pH process water in phosphogypsum management systems to neutralize acidity; (iii) close and monitor phosphogypsum management systems at our Florida and Louisiana facilities at the end of their useful lives; (iv) remediate certain other conditional obligations; and (v) remove all surface structures and equipment, plug and abandon mine shafts, contour and revegetate, as necessary, and monitor for five years after closing our Carlsbad, New Mexico facility. The estimated liability for these legal obligations is based on the estimated cost to satisfy the above obligations which is discounted using a credit-adjusted risk-free rate.

A reconciliation of our AROs is as follows:

	May 31
(in millions)	2009	2008
Asset retirement obligations, beginning of year	$515.6	$541.5
Liabilities incurred	68.4	39.8
Liabilities settled	(102.2)	(81.8)
Accretion expense	34.4	26.5
Revisions in estimated cash flows	14.5	(10.4)

Asset retirement obligations, end of year	530.7	515.6
Less current portion	112.9	85.1

	$417.8	$430.5

We also have unrecorded AROs that are conditional upon a certain event. These AROs generally include the removal and disposition of non-friable asbestos. The most recent estimate of the aggregate cost of these AROs, expressed in 2009 dollars, is approximately $40 million. We have not recorded a liability for these conditional AROs at May 31, 2009 because we do not currently believe there is a reasonable basis for estimating a date or range of dates for demolition of these facilities. In reaching this conclusion, we considered the historical performance of each facility and have taken into account factors such as planned maintenance, asset replacements and upgrades which, if conducted as in the past, can extend the physical lives of our facilities indefinitely. We also considered the possibility of changes in technology, risk of obsolescence, and availability of raw materials in arriving at our conclusion.

15. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to the impact of fluctuations in the relative value of currencies, the impact of fluctuations in the purchase prices of natural gas and ammonia consumed in operations, changes in freight costs as well as changes in the market value of our financial instruments. We periodically enter into derivatives in order to mitigate our foreign currency risks and the effects of changing commodity and freight prices, but not for speculative purposes.

Foreign Currency Derivatives4—We periodically enter into derivatives contracts in order to reduce our foreign currency exchange rate risk. We use forward contracts, zero-cost collars and futures, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Consolidated Statements of Earnings and Consolidated Statements of Cash Flows. One of the primary currency exposures relates to several of our Canadian entities, whose sales are denominated in U.S. dollars, but whose costs are paid principally in Canadian dollars, which is their functional currency. Our Canadian businesses monitor their foreign currency risk by estimating their forecasted transactions and measuring their balance sheet exposure in U.S. dollars and Canadian dollars. We hedge certain of these risks through forward contracts and zero-cost collars. Our international distribution and production operations monitor their foreign currency risk by assessing their balance sheet and forecasted exposures. Our Brazilian operations enter into foreign currency futures traded on the Futures and Commodities Exchange—Brazil Mercantile & Futures Exchange—and also enter into forward contracts to hedge foreign currency risk. Our other foreign locations also use forward contracts to reduce foreign currency risk.

Commodity Derivatives4—We enter into derivative contracts to reduce the risk of price fluctuation in the purchases of certain of our product inputs. Our commodity derivatives contracts primarily relate to purchases of natural gas and ammonia. We use forward purchase contracts, swaps, and three-way collars to reduce these risks. The use of these financial instruments reduces the exposure of these risks with the intent to reduce our risk and variability.

Freight Derivatives4—We enter into derivative contracts to reduce the risk of price fluctuation in the purchases of our freight. We use forward freight agreements to reduce the risk and variability of related price changes in freight. The use of these financial instruments reduces the exposure of these risks with the intent to reduce our risk and variability.

As of May 31, 2009, the following is the total absolute notional volume associated with our outstanding derivative instruments:

(in millions of Units) Instrument	Derivative Category	Unit of Measure	May 31, 2009
Foreign Currency Derivatives	Foreign Currency	US Dollars	1,024.2
Natural Gas Derivatives	Commodity	MMbtu	36.6
Ocean Freight Contracts	Freight	Tonnes	0.7
Ocean Freight Derivatives	Freight	US Dollars	3.0

[4]	For additional disclosures about fair value measurement of derivative instruments, see Note 16, Fair Value Measurements.

Our foreign currency exchange contracts, commodities contracts, and freight contracts do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”); therefore, unrealized gains and losses are recorded in the Consolidated Statements of Earnings. Unrealized gains and losses on foreign currency exchange contracts related to inventory purchases, commodities contracts and certain forward freight agreements are recorded in cost of goods sold in the Consolidated Statements of Earnings. Unrealized gain or (loss) on foreign currency exchange contracts used to hedge changes in our financial position are included in the foreign currency transaction loss line in the Consolidated Statements of Earnings. Below is a table that shows the unrealized gains and (losses) on derivative instruments related to foreign currency exchange contracts, commodities contracts, and freight:

(in millions) Derivative Instrument		Years ended May 31,
	Location	2009	2008
Foreign Currency Derivatives	Cost of Goods Sold	$3.3	$(12.6)
Foreign Currency Derivatives	Foreign Currency Transaction Gain (Loss)	(31.6)	(5.9)
Commodity Derivatives	Cost of Goods Sold	(132.9)	36.9
Freight Derivatives	Cost of Goods Sold	(5.0)	6.6

The gross fair market value of all derivative instruments and their location in our Consolidated Balance Sheet are shown by those in an asset or liability position and are further categorized by foreign currency, commodity, and freight derivatives.

	Asset Derivatives (a)		Liability Derivatives (a)
(in millions) Derivative Instrument	Location	May 31, 2009	Location	May 31, 2009
Foreign Currency Derivatives	Other current assets	$11.8	Accrued liabilities	$(35.0)
Commodity Derivatives	Other current assets	6.9	Accrued liabilities	(94.2)
Commodity Derivatives	Other assets	1.3	Other noncurrent liabilities	(5.2)
Freight Derivatives	Other current assets	4.6	Accrued liabilities	(0.1)

Total		$24.6		$(134.5)

(a)	Amounts are disclosed at gross fair value in accordance with SFAS 161 requirements and therefore do not reflect the net presentation as allowed by FIN 39-1.

Credit-Risk-Related Contingent Features

Certain of our derivative instruments contain provisions that require us to post collateral. These provisions also state that if our debt were to be rated below investment grade, certain counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on May 31, 2009, was $126.3 million. We have posted cash collateral of $12.0 million in the normal course of business associated with these contracts. If the credit-risk-related contingent features underlying these agreements were triggered on May 31, 2009, we would be required to post an additional $114.3 million of collateral assets, which are either cash or U.S. Treasury instruments, to the counterparties.

Counterparty Credit Risk

We enter into foreign exchange and certain commodity derivatives, primarily with a diversified group of highly rated counterparties. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. While we may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. We closely monitor the credit risk associated with our counterparties and customers and to date have not experienced material losses.

16. FAIR VALUE MEASUREMENTS

Effective June 1, 2008, we adopted SFAS 157 and FSP SFAS 157-2 which deferred the adoption of portions of SFAS 157. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and provides a hierarchal disclosure framework for assets and liabilities measured at fair value. FSP SFAS 157-2 defers for one year the effective date of SFAS 157 for nonfinancial assets and liabilities measured at fair value on a nonrecurring basis. The purpose of this deferral is to allow the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or may arise from the application of SFAS 157. The assets and liabilities included in our Consolidated Balance Sheets for which the adoption of SFAS 157 has been deferred include our long-lived assets, goodwill and AROs.

SFAS 157 also eliminates the deferral of gains and losses at inception associated with certain derivative contracts whose fair value was not evidenced by observable market data. SFAS 157 requires that the impact of this change in accounting for derivative contracts be recorded as an adjustment to opening retained earnings in the period of adoption. We did not have any deferred gains or losses at inception of derivative contracts and therefore no adjustment to opening retained earnings was made upon adoption of SFAS 157.

SFAS 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in Mosaic’s principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Fair Value Hierarchy

We determine the fair market values of our derivative contracts and certain other assets based on the fair value hierarchy established in SFAS 157, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS 157 describes three levels within its hierarchy that may be used to measure fair value.

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3: Values generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents assets and liabilities included in our Consolidated Balance Sheets that are recognized at fair value on a recurring basis, and indicates the fair value hierarchy utilized to determine such fair value. As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is a significant component of the fair value measurement. The lowest level of input is considered Level 3. Mosaic’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the classification of fair value assets and liabilities within the fair value hierarchy levels.

(in millions)	May 31, 2009
	Total	Level 1	Level 2	Level 3
Assets
Foreign currency derivatives	$11.8	$0.4	$11.4	$-
Freight derivatives	4.6	-	0.8	3.8
India bonds	4.1	-	-	4.1

Total assets at fair value	$20.5	$0.4	$12.2	$7.9

Liabilities
Foreign currency derivatives	$(35.0)	$(34.6)	$(0.4)	$-
Commodity derivatives	(91.2)	-	(91.2)	-
Freight derivatives	(0.1)	-	-	(0.1)

Total liabilities at fair value	$(126.3)	$(34.6)	$(91.6)	$(0.1)

Following is a summary of the valuation techniques for assets and liabilities recorded in our Consolidated Balance Sheets at fair value on a recurring basis:

Foreign Currency Derivatives—The foreign currency derivative instruments that we currently use are forward contracts, zero-cost collars, and futures, which typically expire within one year. Valuations are based on exchange-quoted prices, which are classified as Level 1. Some of the valuations are adjusted by a forward yield curve or interest rates. In such cases, these derivative contracts are classified within Level 2. Changes in the fair market values of these contracts are recognized in the Consolidated Financial Statements as a component of cost of goods sold or foreign currency transaction (gain) loss.

Commodity Derivatives—The commodity contracts primarily relate to natural gas and ammonia. The commodity derivative instruments that we currently use are forward purchase contracts, swaps, and three-way collars. The natural gas contracts settle using NYMEX futures or AECO price indexes, which represent fair value at any given time. The contracts’ maturities are for future months and settlements are scheduled to coincide with anticipated gas purchases during those future periods. Quoted market prices from NYMEX and AECO are used to determine the fair value of these instruments. These market prices are adjusted by a forward yield curve and are classified within Level 2. The ammonia contracts settle using exchange-quoted prices. Quoted market prices are used to determine the fair value of these instruments; however, the market for this commodity is thinly traded exchanges and is not considered to create a liquid market in which quoted prices are readily available and we therefore classify these contracts in Level 2. Changes in the fair market values of these contracts are recognized in the Consolidated Financial Statements as a component of cost of goods sold.

Freight Derivatives—The freight derivatives that we currently use are forward freight agreements. We estimate fair market values based on exchange-quoted prices, adjusted for differences in local markets. These differences are generally valued using inputs from broker quotations. Therefore, these contracts are classified in Level 2. Certain ocean freight derivatives are traded in less active markets with less availability of pricing information and require internally-developed inputs that might not be observable in or corroborated by the market. These contracts are classified within Level 3. Changes in the fair market values of these contracts are recognized in the Consolidated Financial Statements as a component of cost of goods sold.

India Bonds—Mosaic received fertilizer bonds from the Indian government as partial payment for the fertilizer subsidy. The mark-to-market valuation of the bonds was based on quoted market rates for similar government securities. These rates are adjusted by a spread to reflect the discount received on the fertilizer bonds and are classified as Level 3. Changes in the fair market value of these bonds are recognized in the Consolidated Financial Statements as a component of other comprehensive income.

The following table provides a reconciliation of changes in our Consolidated Balance Sheet for our assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3). These assets currently consist of our ocean freight derivatives and India bonds.

(in millions)	Freight Derivatives	India Bonds
Fair value, June 1, 2008	$8.6	$2.7
Total gains and (losses), realized and unrealized, included in cost of goods sold	(4.9)	-
Total gains and (losses), unrealized, included in accumulated other comprehensive income	-	(0.4)
Total gains and (losses), realized, included in interest income	-	2.8
Purchases, issuances, settlements	-	(1.0)
Transfers in/out of Level 3	-	-

Fair value, May 31, 2009	$3.7	$4.1

Financial Instruments

The carrying amounts and estimated fair values of our financial instruments are as follows:

	May 31
	2009		2008
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$2,703.2	$2,703.2	$1,960.7	$1,960.7
Accounts receivable, including Cargill receivables	597.6	597.6	1,039.2	1,039.2
Accounts payable trade, including Cargill payables	383.6	383.6	1,022.1	1,022.1
Short-term debt	92.7	92.7	133.1	133.1
Long-term debt, including current portion	1,299.8	1,237.1	1,418.3	1,447.6

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

Material guarantees and indemnities within the scope of FIN 45 are as follows:

Guarantees to Brazilian Financial Parties. From time to time, we issue guarantees to financial parties in Brazil for certain amounts owed the institutions by certain customers of Mosaic. The guarantees are for all or part of the customers’ obligations. In the event that the customers default on their payments to the institutions and we would be required to perform under the guarantees, we have in most instances obtained collateral from the customers. We monitor the nonperformance risk of the counterparties and have noted no specific concerns regarding their ability to perform on their obligations. The guarantees generally have a one-year term, but may extend up to two years or longer depending on the crop cycle, and we expect to renew many of these guarantees on a rolling twelve-month basis. As of May 31, 2009, we have estimated the maximum potential future payment under the guarantees to be $102.0 million. The fair value of these guarantees is immaterial to the Consolidated Financial Statements at May 31, 2009 and May 31, 2008.

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

Certain of the U.S. union pension plans and benefit accruals were frozen effective December 31, 2007 and December 31, 2008, and replaced with defined contribution retirement plans. We continue to fund the accumulated benefit obligations existing at December 31, 2007 and December 31, 2008, but accrue no further benefit obligations under the plans. We concluded that there was no financial impact of the curtailment.

In fiscal 2006, we incurred a curtailment on both the pension and postretirement plans. For the pension plan, the curtailment reduced our projected benefit obligation and fiscal 2007 expense by $0.9 million. For the postretirement plan, the curtailment reduced our accumulated projected benefit obligation and fiscal 2007 expense by $0.9 million and $0.7 million, respectively.

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

Canadian postretirement medical plans are available to retired salaried employees. Under our Canadian postretirement medical plans, all Canadian active salaried employees are eligible for coverage upon retirement. There are no retiree medical benefits available for Canadian union hourly employees.

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

Accounting for Pension and Postretirement Plans

We adopted the measurement date provision of SFAS 158 as of June 1, 2008. Prior to fiscal 2009, we used a measurement date as of February 28. The adoption required us to record a $0.5 million reduction to retained earnings, a $36.3 million reduction of other non-current liabilities, a $12.5 million reduction to deferred tax assets and a $24.3 million increase to opening accumulated other comprehensive income. The tables and discussion on the following pages only represent the North American plans as other plans are not material.

The year-end status of the North American plans was as follows:

	Pension Plans		Postretirement Benefit Plans
(in millions)	2009	2008	2009	2008
Change in benefit obligation:
Benefit obligation at beginning of year	$580.5	$590.2	$108.9	$120.1
Service cost	3.9	7.0	0.6	0.9
Interest cost	34.8	32.1	6.1	6.3
Plan amendments	-	0.3	-	-
Actuarial gain	(45.5)	(34.3)	(14.8)	(10.5)
Currency fluctuations	(17.4)	13.9	(1.0)	0.9
Settlement gain	-	-	(12.7)	-
Employee contribution	-	-	0.2	0.3
Benefits paid	(29.1)	(28.7)	(6.7)	(9.1)
Adjustment for change in measurement date	(2.5)	-	(0.6)	-

Benefit obligation at end of year	$524.7	$580.5	$80.0	$108.9

Change in plan assets:
Fair value at beginning of year	$526.4	$507.8	$-	$-
Currency fluctuations	(15.7)	12.0	-	-
Actual return	(104.3)	13.4	-	-
Company contribution	85.9	21.9	19.2	8.8
Employee contribution	-	-	0.2	0.3
Benefits paid	(29.1)	(28.7)	(6.7)	(9.1)
Other distributions	-	-	(12.7)	-
Asset adjustment due to change in measurement date	5.3	-	-	-

Fair value at end of year	$468.5	$526.4	$-	$-

Funded status of the plans at the end of February		$(54.1)		$(108.9)
Employer contributions in fourth quarter		5.7		2.2

Funded status of the plans at May 31,	$(56.2)	$(48.4)	$(80.0)	$(106.7)

Amounts recognized in the consolidated balance sheets:
Noncurrent assets	$4.1	$-	$-	$-
Current liabilities	(0.7)	(0.8)	(10.1)	(11.4)
Noncurrent liabilities	(59.6)	(47.6)	(69.9)	(95.3)
Amounts recognized in accumulated other comprehensive (income) loss	$69.4	$(31.7)	$(22.0)	$(9.6)

The accumulated benefit obligation for the defined benefit pension plans was $519.2 million and $571.5 million as of May 31, 2009 and 2008, respectively.

The components of net annual periodic benefit costs and other amounts recognized in other comprehensive income include the following components:

(in millions)	Pension Plans			Postretirement Benefit Plans
Net Periodic Benefit Cost	2009	2008	2007	2009	2008	2007
Service cost	$3.9	$7.0	$6.9	$0.6	$0.9	$0.9
Interest cost	34.8	32.1	31.5	6.1	6.3	6.4
Expected return on plan assets	(39.5)	(38.7)	(34.0)	-	-	-
Amortization	-	-	-	-	-	(0.1)
Actuarial gain	(3.7)	-	-	(0.5)	-	-

Net periodic (income) cost	(4.5)	0.4	4.4	6.2	7.2	7.2
Settlement gain	-	-	-	(2.0)	-	-
Curtailment gain	-	-	(0.9)	-	-	(0.7)

Net periodic benefit (income) cost	$(4.5)	$0.4	$3.5	$4.2	$7.2	$6.5

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net actuarial loss (gain) recognized in other comprehensive income	$101.1	$(8.8)	$-	$(12.4)	$(10.5)	$-

Total recognized in net periodic benefit cost and other comprehensive income	$96.6	$(8.4)	$3.5	$(8.2)	$(3.3)	$6.5

The estimated net actuarial gain (loss) for the pension plans and postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in fiscal 2010 is $(0.7) million and $1.6 million, respectively.

The following benefit payments, which reflect estimated future service, are expected to be paid by the related plans in the fiscal years ending May 31:

(in millions)	Pension Plans Benefit Payments	Other Postretirement Plans Benefit Payments	Medicare Part D Adjustments
2010	$29.6	$10.1	$(0.8)
2011	32.0	10.3	(0.8)
2012	34.1	10.3	(0.9)
2013	35.4	10.0	(0.9)
2014	37.3	9.4	(0.8)
2015-2019	210.5	35.5	(2.8)

In fiscal 2010, we need to contribute cash of at least $18.7 million to the pension plans to meet minimum funding requirements. Also in fiscal 2010, we anticipate contributing cash of $10.1 million to the postretirement medical benefit plans to fund anticipated benefit payments.

Our pension plan weighted-average asset allocations at May 31, 2009 and 2008 and the target by asset category are as follows:

US Pension Plan Assets	2009 Target	Plan Assets as of May 31, 2009	2008 Target	Plan Assets as of May 31, 2008
Asset Category
Equity securities	20.0%	19.5%	70.0%	69.3%
Debt securities	75.0%	75.0%	25.0%	24.9%
Real estate	5.0%	5.0%	5.0%	5.8%
Other	-	0.5%	-	-

Total	100.0%	100.0%	100.0%	100.0%

Canadian Pension Plan Assets	2009 Target	Plan Assets as of May 31, 2009	2008 Target	Plan Assets as of May 31, 2008
Asset Category
Equity securities	70.0%	71.4%	70.0%	72.7%
Debt securities	30.0%	28.1%	30.0%	23.6%
Real estate	-	-	-	-
Other	-	0.5%	-	3.7%

Total	100.0%	100.0%	100.0%	100.0%

During fiscal 2009, for the U.S. pension plan the Company completed a study that projected impacts on benefit security of several feasible asset allocation policies and the potential implications regarding the impacts on funding. These studies resulted in the Company selecting an asset allocation policy that seeks to maintain a fully-funded plan status under the Pension Protection Act (PPA) of 2006. As such, the primary investment objective beyond accumulating sufficient assets to meet future benefit obligation is to monitor and manage the liabilities of the plan to better insulate the portfolio from changes in interest rates that are impacting the liabilities. This requires an interest rate hedging program to reduce the sensitivity in the plan’s funded status. Analysis also supported having a portion of the Plan’s assets invested in return-seeking strategies. A new asset allocation was implemented and resulted in a portfolio that includes a 75% allocation to fixed income and 25% to return-seeking strategies. This should result in better management of the asset/liability ratio. The U.S. pension plans’ benchmark is currently comprised of the following indices and their respective weightings: 9% Russell 1000, 2% Russell 2000, 5% MSCI EAFE Net, 1% MSCI EM Net, 5% NCREIF Open-End Diversified Core Equity Fund, 37.5% Barclays Long Gov/Credit, 7.5% Barclays US Strips, and 30% Barclays US Long Credit.

For the Canadian pension plan the investment objectives for the pension plans’ assets are as follows: (i) achieve a nominal annualized rate of return equal to or greater than the actuarially assumed investment return over ten to twenty-year periods; (ii) achieve an annualized rate of return of the Consumer Price Index plus 5% over ten to twenty-year periods; (iii) realize annual, three and five-year annualized rates of return consistent with or in excess of specific respective market benchmarks at the individual asset class level; and (iv) achieve an overall return on the pension plans’ assets consistent with or in excess of the total fund benchmark, which is a hybrid benchmark customized to reflect the trusts’ asset allocation and performance objectives. The Canadian pension plans’ benchmark is currently comprised of the following indices and their respective weightings: 17% S&P/TSX 300, 5% equally weighted blend of Nesbitt Burns and S&P/TSX Small Cap indices, 24% S&P 500, 9% equally weighted blend of Cambridge Venture and Private Equity indices, 8% MSCI World ex-US, 7% MSCI EMF and 30% Scotia Capital Bond Index. We are currently in the initial stages of a study with respect to the Canadian pension plan similar to the study we conducted with respect to the U.S. pension plan in fiscal 2009 noted above.

The combined pension plans’ investment structure has an overall commitment to equity securities of approximately 45% that is intended to provide the desired risk/return trade-off and, over the long-term, the level of returns sufficient to achieve the Company’s investment goals and objectives for the pension plans’ assets while covering near term cash flow obligations with fixed income in order to protect the pension plans from a forced liquidation of equities at the bottom of a cycle.

The approach used to develop the discount rate for the pension and postretirement plans is commonly referred to as the yield curve approach. A hypothetical yield curve using the top yielding quartile of available high quality bonds is matched against the projected benefit payment stream. Each category of cash flow of the projected benefit payment stream is discounted back using the respective interest rate on the yield curve. Using the present value of projected benefit payments a weighted-average discount rate is derived.

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

The assumptions used to determine benefit obligations for fiscal 2009 are based on a measurement date of May 31 while the fiscal 2008 and 2007 assumptions are based on a measurement date of February 28. Weighted-average assumptions used to determine benefit obligations were as follows:

Weighted-average assumptions used to determine benefit obligations were as follows:

	Pension Plans			Postretirement Benefit Plans
	2009	2008	2007	2009	2008	2007
Discount rate	7.16%	6.26%	5.48%	6.73%	5.87%	5.51%
Expected return on plan assets	6.92%	7.78%	7.79%	-	-	-
Rate of compensation increase	4.00%	4.00%	3.50%	-	-	-

The assumptions used to determine net benefit cost for fiscal 2009 are based on a measurement date of May 31 while the fiscal 2008 and 2007 assumptions are based on a measurement date of February 28. Weighted-average assumptions used to determine net benefit cost were as follows:

	Pension Plans			Postretirement Benefit Plans
	2009	2008	2007	2009	2008	2007
Discount rate	6.57%	5.48%	5.58%	6.45%	5.51%	5.70%
Expected return on plan assets	6.93%	7.79%	7.67%	-	-	-
Rate of compensation increase	4.00%	3.50%	3.50%	-	-	-

Assumed health care trend rates used to measure the expected cost of benefits covered by the plans were as follows:

	2009	2008	2007
Health care cost trend rate assumption for the next fiscal year	10.00%	9.25%	9.25%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.50%	5.50%	5.50%
Fiscal year that the rate reaches the ultimate trend rate	2015	2013	2012

Assumed health care cost trend rates have an effect on the amounts reported. For the health care plans a one-percentage-point change in the assumed health care cost trend rate would have the following effect:

	2009		2008		2007
(in millions)	One Percentage Point Increase	One Percentage Point Decrease	One Percentage Point Increase	One Percentage Point Decrease	One Percentage Point Increase	One Percentage Point Decrease
Total service and interest cost	$0.1	$(0.1)	$0.2	$(0.2)	$0.2	$(0.2)
Postretirement benefit obligation	2.3	(2.2)	1.4	(1.2)	3.4	(3.1)

Defined Contribution Plans

The Mosaic Investment Plan (“Investment Plan”) permits eligible salaried and nonunion hourly employees to defer a portion of their compensation through payroll deductions and provides matching contributions. In fiscal 2009 and 2008, we matched 100% of the first 3% of the participant’s contributed pay plus 50% of the next 3% of the participant’s contributed pay to the Investment Plan, subject to Internal Revenue Service limits. Participant contributions, matching contributions, and the related earnings immediately vest. The Investment Plan also provides an annual non-elective employer contribution feature for eligible salaried and non-union hourly employees based on the employee’s age and eligible pay. In accordance with plan amendments effective January 1, 2007 participants are generally vested in the non-elective employer contributions after three years of service. Prior to January 1, 2007 vesting schedules in the non-elective employer contributions were generally over five years of service. In addition, a discretionary feature of the plan allows the Company to make additional contributions to employees. Effective January 1, 2005, certain former employees of Cargill who were employed with Mosaic on January 1, 2005 became eligible for the Investment Plan, and a portion of the Cargill Partnership Plan assets were transferred to the Investment Plan.

The Mosaic Union Savings Plan (“Savings Plan”) was established pursuant to collective bargaining agreements with certain unions. Mosaic makes contributions to the defined contribution retirement plan based on the collective bargaining agreements. The Savings Plan is the primary retirement vehicle for newly hired employees covered by certain collective bargaining agreements. Effective April 1, 2005 certain former collectively bargained employees of Cargill who were employed with Mosaic on April 1, 2005 became eligible for the Savings Plan and a portion of the Cargill Investment Plan assets were transferred to the Savings Plan.

The expense attributable to the Investment Plan and Savings Plan was $24.1 million, $22.9 million and $17.9 million in fiscal 2009, 2008 and 2007, respectively.

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

Restricted stock units are issued to various employees, officers and directors at a price equal to the market price of our stock at the date of grant. The fair value of restricted stock units is equal to the market price of our stock at the date of grant. Restricted stock units generally cliff vest after three or four years of continuous service. Restricted stock units are expensed by us on a straight-line basis over the required service period, based on the estimated grant date fair value of the award net of estimated forfeitures, and the related share-based compensation is recognized in the Consolidated Statements of Earnings.

Stock options are granted with an exercise price equal to the market price of our stock at the date of grant and have a ten-year contractual term. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option valuation model. Stock options granted to date vest either after three years of continuous service (cliff vesting) or in equal annual installments in the first three years following the date of grant (graded vesting). Stock options are expensed by us on a straight-line basis over the required service period, based on the estimated fair value of the award on the date of grant, net of estimated forfeitures.

Assumptions used to calculate the fair value of stock options in each period are noted in the following table. Expected volatilities were based on the combination of our and IMC’s historical six-year volatility of common stock. The expected term of the options is calculated using the simplified method described in SAB 110 under which the Company can take the midpoint of the vesting date and the full contractual term. The risk-free interest rate is based on the U.S. Treasury rate at the time of the grant for instruments of comparable life. We did not anticipate payment of dividends at the date of grant until fiscal 2009. A summary of the assumptions used to estimate the fair value of stock option awards is as follows:

	Years ended May 31
	2009	2008	2007
Weighted average assumptions used in option valuations:
Expected volatility	45.0%	40.5%	40.8%
Expected dividend yield	0.2%	-	-
Expected term (in years)	6.0	6.0	6.0
Risk-free interest rate	3.40%	4.63%	4.82%

We recorded share-based compensation expense, net of forfeitures, of $23.4 million, $18.5 million and $23.4 million for fiscal 2009, 2008 and 2007, respectively. The tax benefit related to share-based compensation expense was $8.4 million, $6.6 million, and $8.5 million for fiscal 2009, 2008 and 2007, respectively.

A summary of our stock option activity during fiscal 2009 is as follows:

	Shares (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of June 1, 2008	3.5	$20.28	7.3	$359.5
Granted	0.2	125.35
Exercised	(0.3)	18.00
Canceled	-	-

Outstanding as of May 31, 2009	3.4	$25.98	6.6	$109.0

Exercisable as of May 31, 2009	2.3	$20.34	5.9	$82.1

The weighted-average grant date fair value of options granted during fiscal 2009, 2008 and 2007 was $58.98, $18.87 and $7.43, respectively. The total intrinsic value of options exercised during fiscal 2009, 2008 and 2007 was $22.4 million, $151.0 million and $23.0 million, respectively.

A summary of the status of our restricted stock units as of May 31, 2009, and changes during fiscal 2009, is presented below:

	Shares (in millions)	Weighted Average Grant Date Fair Value Per Share
Restricted stock units as of June 1, 2008	0.9	$19.71
Granted	0.1	83.07
Issued and canceled	(0.3)	16.13

Restricted stock units as of May 31, 2009	0.7	$30.11

As of May 31, 2009, there was $13.6 million of total unrecognized compensation cost related to options and restricted stock units granted under the Omnibus Plan. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.2 years. The total fair value of options vested in fiscal 2009 and 2008 was $14.8 million and $9.9 million, respectively.

Cash received from options exercised under all share-based payment arrangements for fiscal 2009, 2008 and 2007 was $4.6 million, $57.2 million and $48.1 million, respectively. In fiscal 2009 and 2008, we received a tax benefit for tax deductions from options of $19.0 million and $54.7 million, respectively. In fiscal 2007 we received a tax benefit for tax deductions from options of $0.8 million relating to alternative minimum tax.

20. COMMITMENTS

We lease certain plants, warehouses, terminals, office facilities, railcars and various types of equipment under operating leases, some of which include rent payment escalation clauses, with lease terms ranging from one to ten years. In addition to minimum lease payments, some of our office facility leases require payment of our proportionate share of real estate taxes and building operating expenses.

We have long-term agreements for the purchase of sulfur which is used in the production of phosphoric acid. We also have long-term agreements for the purchase of ammonia which is used with phosphoric acid to produce DAP and monoammonium phosphate fertilizer (“MAP”) in our Phosphates business. We have long-term agreements for the purchase of natural gas, which is a significant raw material used in the solution mining process in our Potash segment. We also have long-term agreements for the purchase of natural gas for use in our phosphate concentrates plants. The commitments included in the table below are based on market prices as of May 31, 2009.

A schedule of future minimum long-term purchase commitments, based on May 31, 2009 market prices, and minimum lease payments under non-cancelable operating leases as of May 31, 2009 follows:

(in millions)	Purchase Commitments	Operating Leases
2010	$778.0	$43.1
2011	263.7	33.2
2012	54.6	27.0
2013	13.9	18.7
2014	13.5	12.7
Subsequent years	8.5	16.3

	$1,132.2	$151.0

Rental expense for fiscal 2009, 2008 and 2007 amounted to $66.5 million, $58.0 million and $62.3 million, respectively. Purchases made under long-term commitments were $2.1 billion, $3.1 billion and $788.0 million for fiscal 2009, 2008, and 2007, respectively.

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

Under a long-term contract (the “PCS Tolling Contract”) with Potash Corporation of Saskatchewan Inc. (“PCS”), our wholly-owned subsidiary, Mosaic Potash Esterhazy Limited Partnership (“Mosaic Esterhazy”), mines and refines PCS’ potash reserves at our Esterhazy mine for a fee plus a pro rata share of operating and capital costs. The contract provides that PCS may elect to receive between 0.45 million and 1.3 million tonnes of potash per year. The contract provides for a term through December 31, 2011 as well as certain renewal terms at the option of PCS, but only to the extent PCS has not received all of its available reserves under the contract. Based on our present calculations, we believe that our obligation to supply potash to PCS will expire by August 30, 2010 and have informed PCS that we will cease delivery of product following that date. Our calculations assume PCS continues to take 1.1 million tonnes annually under the contract (which is the volume PCS has elected to take for calendar 2009 and may be affected by PCS’ alleged inability to accept further deliveries of product) and that our current mining plans and conditions remain unchanged. PCS has filed a lawsuit against us contesting our basis and timing for termination of the contract and alleging damages based on our historical mining practices. We believe the allegations in PCS’ lawsuit are without merit. We have included a further description of the lawsuit under “Esterhazy Potash Mine Tolling Contract Disputes” in Note 21. After expiration of the contract or during other periods to the extent we are not fully utilizing the capacity to satisfy our obligations under the contract, the productive capacity at our Esterhazy mine otherwise used to satisfy our obligations under the contract is available to us for sales to any of our customers at then-current market prices. For fiscal 2009, 2008 and 2007, total revenue under this contract was $106.3 million, $91.4 million and $66.5 million, respectively.

Under a long-term contract that extends through 2011 with a third party customer, we supply approximately 0.2 million tonnes of potash annually. In addition, we supply approximately 0.2 million tonnes of salt on an annual basis to a customer under a long-term contract that extends through 2013. As of the date of the

Combination, these contracts reflected below market prices and we recorded a $123.7 million fair value adjustment that is being amortized into sales over the life of the contracts. For fiscal 2009, 2008 and 2007, the amortization of the fair value adjustment increased net sales by $17.2 million, $19.4 million and $16.2 million, respectively.

We incur liabilities for reclamation activities and phosphogypsum stack system closure in our Florida and Louisiana operations where, in order to obtain necessary permits, we must either pass a test of financial strength or provide credit support, typically in the form of surety bonds or letters of credit. The surety bonds generally expire within one year or less but a substantial portion of these instruments provide financial assurance for continuing obligations and, therefore, in most cases, must be renewed on an annual basis. As of May 31, 2009, we had $173.9 million in surety bonds outstanding, of which $145.2 million is for mining reclamation obligations in Florida and $28.7 million is for other matters. In connection with the outstanding surety bonds, we have posted $21.9 million of collateral in the form of letters of credit. Of these letters of credit $1.0 million directly supports mining reclamation activity.

21. CONTINGENCIES

We have described below judicial and administrative proceedings to which we are subject.

Environmental Matters

We have contingent environmental liabilities that arise principally from three sources: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites. At facilities currently or formerly owned by our subsidiaries or their predecessors, the historical use and handling of regulated chemical substances, crop and animal nutrients and additives and by-product or process tailings have resulted in soil, surface water and/or groundwater contamination. Spills or other releases of regulated substances, subsidence from mining operations and other incidents arising out of operations, including accidents, have occurred previously at these facilities, and potentially could occur in the future, possibly requiring us to undertake or fund cleanup or result in monetary damage awards, fines, penalties, other liabilities, injunctions or other court or administrative rulings. In some instances, pursuant to consent orders or agreements with appropriate governmental agencies, we are undertaking certain remedial actions or investigations to determine whether remedial action may be required to address contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into consideration established accruals of approximately $27.6 million and $22.8 million at May 31, 2009 and May 31, 2008, respectively, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites or as a result of other environmental, health and safety matters. Below is a discussion of the more significant environmental matters.

Hutchinson, Kansas Sinkhole. In January 2005, a sinkhole developed at a former IMC salt solution mining and steam extraction facility in Hutchinson, Kansas. Under Kansas Department of Health and Environment (“KDHE”) oversight, we completed measures to fill and stabilize the sinkhole and provided KDHE information regarding our continuous monitoring of the sinkhole as well as steps taken to ensure its long term stability. Subsequent to this event, KDHE requested that we investigate the potential for subsidence or collapse at approximately 30 former salt solution mining wells at the property, some of which are in the vicinity of nearby residential properties, railroads and roadways. In response to this request, with KDHE approval, we conducted sonar and geophysical assessments of five former wells in the summer of 2008. We are currently negotiating an agreement with KDHE and the City of Hutchinson with respect to measures to address risks presented by the former wells. We do not expect that the costs related to these matters will have a material impact on our business or financial condition in excess of amounts accrued. If further subsidence were to occur at the existing sinkhole, additional sinkholes were to develop, KDHE does not accept our proposed measures to address risks presented by the former wells or further investigation at the site reveals additional subsidence or sinkhole risk, it is possible that we could be subject to additional claims from governmental agencies or other third parties that could exceed established accruals, and it is possible that the amount of any such claims could be material.

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

We have established accruals to address the estimated cost of implementing the related consent orders at our Bartow, Green Bay, Faustina and Uncle Sam facilities and the estimated fees that will be incurred defending against the NOVs discussed above. We cannot at this stage of the discussions predict whether the costs incurred as a result of the EPA’s RCRA initiative, the consent orders, or the NOVs will have a material effect on our business or financial condition.

EPA Clean Air Act Initiative. In August 2008, we attended a meeting with the EPA and DOJ at which we reiterated our responses to an August 2006 request from EPA under Section 114 of the Federal Clean Air Act for information and copies of records relating to compliance with National Emission Standards for Hazardous Air

Pollutants for hydrogen fluoride (the “NESHAP”) at our Riverview, New Wales, Bartow, South Pierce and Green Bay facilities in Florida. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

EPA EPCRA Initiative. In July 2008, the DOJ sent a letter to major U.S. phosphoric acid manufacturers, including us, stating that the EPA’s ongoing investigation indicates apparent violations of Section 313 of the Emergency Planning and Community Right-to-Know Act (“EPCRA”) at their phosphoric acid manufacturing facilities. Section 313 of EPCRA requires annual reports to be submitted with respect to the use or presence of certain toxic chemicals. DOJ and EPA also stated that they believe that a number of these facilities have violated Section 304 of EPCRA and Section 103 of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) by failing to provide required notifications relating to the release of hydrogen fluoride from the facilities. The letter did not identify any specific violations by us or assert a demand for penalties against us. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

Financial Assurances for Phosphogypsum Management Systems in Florida and Louisiana. In Florida and Louisiana, we are required to comply with financial assurance regulatory requirements to provide comfort to the government that sufficient funds will be available for the ultimate closure and post-closure care of our phosphogypsum management systems. The estimated discounted net present value of our liabilities for such closure and post-closure care are included in our AROs, which are discussed in Note 14 of our Consolidated Financial Statements. In contrast, the financial assurance requirements in Florida and Louisiana are based on the undiscounted amounts of our liabilities in the event we were no longer a going concern. These financial assurance requirements can be satisfied without the need for any expenditure of corporate funds to the extent our financial statements meet certain balance sheet and income statement financial strength tests. In the event that we were unable to satisfy these financial strength tests in the future, we must utilize alternative methods of complying with the financial assurance requirements or could be subject to enforcement proceedings brought by relevant governmental agencies. Potential alternative methods of compliance include negotiating a consent decree that imposes alternative financial assurance or other conditions or, alternatively, providing credit support in the form of cash escrows, surety bonds from insurance companies, letters of credit from banks, or other forms of financial instruments or collateral to satisfy the financial assurance requirements.

In light of the burden that would have been associated with meeting new Florida financial assurance requirements at that time, in April 2005 we entered into a consent agreement with the Florida Department of Environmental Protection (“FDEP”) that allowed us to comply with alternate financial strength tests until the consent agreement expired on May 31, 2009. Following expiration of the consent agreement, our financial strength has permitted us to meet the applicable Florida financial strength tests.

Similarly, as a result of changes in our corporate structure resulting from Combination, we did not meet the financial responsibility tests under Louisiana’s applicable regulations prior to the end of fiscal 2009; however, our financial strength resulted in our meeting the applicable Louisiana financial strength tests at the end of fiscal 2009.

There can be no assurance that we will be able to continue to comply with the financial strength tests in either Florida or Louisiana; however, assuming we maintain our current levels of liquidity and capital resources, we do not expect that compliance with current or alternative requirements will have a material effect on our results of operations, liquidity or capital resources.

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

Phosphate Mine Permitting in Florida

The Ona Extension of our Florida Mines. Certain counties and other petitioners challenged the issuance of an environmental resource permit for the Ona extension of our phosphate mines in central Florida, alleging primarily that phosphate mining in the Peace River Basin would have an adverse impact on the quality and quantity of the downstream water supply and on the quality of the water in Florida’s Charlotte Harbor. The matter went to hearing before an Administrative Law Judge (“ALJ”) in 2004 and to a remand hearing in October 2005. The ALJ issued a Recommended Order in May 2005 and a Recommended Order on Remand in June 2006. The ALJ recommended that the FDEP issue the permit to us with certain conditions which we viewed as acceptable. In the initial order, the ALJ found that phosphate mining has little, if any, impact on downstream water supplies or on Charlotte Harbor. The Deputy Secretary of the FDEP issued a Final Order in July 2006 adopting the ALJ’s orders with minor modifications and directed FDEP to issue the permit. The petitioners appealed the Deputy Secretary’s Final Order to the District Court of Appeal of the State of Florida, Second District. The District Court of Appeal upheld the permit as issued by the FDEP in February 2009. The petitioners’ motions for reconsideration by the District Court of Appeal were denied and the petitioners did not seek review by the Florida Supreme Court. The FDEP issued the final permit in June 2009. We will begin seeking county and federal permits at the appropriate time.

The Altman Extension of the Four Corners Mine. Prior to the Combination, IMC applied for an environmental resource permit for the Altman Extension of our Four Corners mine in central Florida. Following administrative challenges by certain counties and other plaintiffs, the permit was issued in June 2006. In December 2007, the Manatee County Planning Commission, upon a recommendation in a report of the Manatee County staff, voted to recommend that the Board of County Commissioners deny authorizations required from Manatee County. The Manatee County Board of County Commissioners (the “Manatee County Board”) voted in September 2008 to deny the authorizations. In September 2008, we submitted a notice to the Manatee County Board of a claim under Florida’s Bert J. Harris, Jr., Private Property Rights Protection Act (the “Bert Harris Act”). The Bert Harris Act protects the rights of large and small private property owners to make use of their land, and provides that while those rights can be prudently regulated by governmental agencies, private property owners’ rights cannot be inordinately burdened. The Manatee County Board voted in December 2008 to make an offer of settlement to us on acceptable terms, and a settlement agreement (the “Settlement Agreement”) was executed with Manatee County in December 2008. The Manatee County Board granted all necessary approvals to begin mining the Altman Extension in hearings in January and February 2009.

On February 17, 2009, Sierra Club, Inc. (the “Sierra Club”), Joseph Rehill, John Korvick, Mary Sheppard and Manasota-88, Inc. (“Manasota-88”) brought two lawsuits in the Manatee County Circuit Court alleging procedural defects by the Manatee County Board in its approval of the Settlement Agreement and the Manatee

County Board’s subsequent approvals that permit us to begin mining the Altman Extension. One lawsuit is against Manatee County and seeks a writ of certiorari invalidating the Manatee County Board approvals. The other suit names both Manatee County and Mosaic Fertilizer, LLC (“Mosaic Fertilizer”) and seeks a declaratory judgment that the Settlement Agreement and the Manatee County Board approvals are null and void. We believe each of these suits is without merit and we intend to defend vigorously against them. We do not anticipate that these suits will adversely affect our future mining plans for the Altman Extension.

The Army Corps of Engineers (the “Corps”) issued a federal wetlands permit for the Altman Extension in May 2008. The Sierra Club, Manasota-88, Gulf Restoration Network, Inc. and People for Protecting Peace River, Inc. sued the Corps in the United States District Court for the Middle District of Florida seeking to impede our ability to mine the Altman Extension. In October 2008, the Corps suspended the permit. After we furnished additional information to the Corps and the Corps completed its additional review, the permit was reinstated in May 2009. The lawsuit, which had been stayed during the period of the permit suspension, has been reactivated and we have renewed our motion to intervene. We anticipate that the plaintiffs will seek injunctive relief to block mining, but we expect that the permit will be upheld and that mining will continue in the ordinary course of business.

The Hardee County Extension of the South Fort Meade Mine. The mining reserves of our South Fort Meade mine in central Florida straddle the county line between Polk and Hardee Counties. Mining has occurred and will continue in Polk County. We have applied to extend the mine into Hardee County. The FDEP issued a Notice of Intent to issue the environmental resources permit in June 2008. Lee County and Sarasota County challenged the permit. In December 2008, a state ALJ issued an order recommending that the FDEP issue the necessary permits for us to mine the Hardee County extension of the South Fort Meade mine. The ALJ found in our favor on every issue in the case. The Secretary of the FDEP issued its Final Order accepting the ALJ’s findings in February and issued the final permit in March 2009. The Lee County Board of County Commissioners has voted to appeal the permit to the Second District Court of Appeal. We do not believe the appeal will adversely affect our mining operations. In addition, we are currently working with the Corps to obtain a wetlands permit for the Hardee County extension but cannot ensure when the Corps will issue the permit.

As a large mining company, denial of the permits sought at any of our mines, issuance of the permits with cost-prohibitive conditions, or substantial additional delays in issuing the permits may create challenges for us to mine the phosphate rock required to operate our Florida and Louisiana phosphate plants at desired levels in the future.

Potash Antitrust Litigation

On September 11, 2008, separate complaints (together, the “September 11, 2008 Cases”) were filed in the United States District Courts for the District of Minnesota (the “Minn-Chem Case”) and the Northern District of Illinois (the “Gage’s Fertilizer Case”), on October 2, 2008 another complaint (the “October 2, 2008 Case”) was filed in the United States District Court for the Northern District of Illinois, and on November 10, 2008 and November 12, 2008, two additional complaints (together, the “November 2008 Cases” and collectively with the September 11, 2008 Cases and the October 2, 2008 Case, the “Direct Purchaser Cases”) were filed in the United States District Court for the Northern District of Illinois by Minn-Chem, Inc., Gage’s Fertilizer & Grain, Inc., Kraft Chemical Company, Westside Forestry Services, Inc. d/b/a Signature Lawn Care, and Shannon D. Flinn, respectively, against The Mosaic Company, Mosaic Crop Nutrition, LLC and a number of unrelated defendants that allegedly sold and distributed potash throughout the United States. On November 13, 2008, the plaintiffs’ in the cases in the United States District Court for the Northern District of Illinois filed a consolidated class action complaint against the defendants, and on December 2, 2008 the Minn-Chem Case was consolidated with the Gage’s Fertilizer Case. On April 3, 2009, an amended consolidated class action complaint was filed on behalf of the plaintiffs in the Direct Purchaser cases. The amended consolidated complaint added Thomasville Feed and Seed, Inc., as a named plaintiff, and was filed on behalf of the named plaintiffs and a purported class of all persons who purchased potash in the United States directly from the defendants during the period July 1, 2003 through the date of the amended consolidated complaint (“Class Period”). The amended consolidated complaint generally alleges, among other matters, that the defendants: conspired to fix, raise, maintain and stabilize the price at which potash was sold in the United States; exchanged information about prices, capacity, sales volume and demand; allocated market shares, customers and volumes to be sold; coordinated on output, including the limitation of production; and fraudulently concealed their anticompetitive conduct. The plaintiffs in the Direct Purchaser Cases generally seek injunctive relief and to recover unspecified amounts of damages, including treble damages, arising from defendants’ alleged combination or conspiracy to unreasonably restrain trade and commerce in violation of Section 1 of the Sherman Act. The plaintiffs also seek costs of suit, reasonable attorneys’ fees and pre-judgment and post-judgment interest.

On September 15, 2008, separate complaints were filed in the United States District Court for the Northern District of Illinois by Gordon Tillman (the “Tillman Case”); Feyh Farm Co. and William H. Coaker Jr. (the “Feyh Farm Case”); and Kevin Gillespie (the “Gillespie Case;” the Tillman Case and the Feyh Farm Case together with the Gillespie case being collectively referred to as the “Indirect Purchaser Cases;” and the Direct Purchaser Cases together with the Indirect Purchaser Cases being collectively referred to as the “Potash Antitrust Cases”). The defendants in the Indirect Purchaser Cases are generally the same as those in the Direct Purchaser Cases. On November 13, 2008, the initial plaintiffs in the Indirect Purchaser Cases and David Baier, an additional named plaintiff, filed a consolidated class action complaint. On April 3, 2009, an amended consolidated class action complaint was filed on behalf of the plaintiffs in the Indirect Purchaser cases. The factual allegations in the amended consolidated complaint are substantially identical to those summarized above with respect to the Direct Purchaser Cases.

The amended consolidated complaint in the Indirect Purchaser Cases was filed on behalf of the named plaintiffs and a purported class of all persons who indirectly purchased potash products for end use during the Class Period in the United States, any of 20 specified states and the District of Columbia defined in the consolidated complaint as “Indirect Purchaser States,” any of 22 specified states and the District of Columbia defined in the consolidated complaint as “Consumer Fraud States”, and/or 48 states and the District of Columbia and Puerto Rico defined in the consolidated complaint as “Unjust Enrichment States.” The plaintiffs generally seek injunctive relief and to recover unspecified amounts of damages, including treble damages for violations of the antitrust laws of the Indirect Purchaser States where allowed by law, arising from defendants’ alleged continuing agreement, understanding, contract, combination and conspiracy in restraint of trade and commerce in violation of Section 1 of the Sherman Act, Section 16 of the Clayton Act, the antitrust, or unfair competition laws of the Indirect Purchaser States and the consumer protection and unfair competition laws of the Consumer Fraud States, as well as restitution or disgorgement of profits, damages for alleged common law restraint of trade in New York, and any penalties, punitive or exemplary damages and/or full consideration where permitted by applicable state law. The plaintiffs also seek costs of suit and reasonable attorneys’ fees where allowed by law and pre-judgment and post-judgment interest.

On June 15, 2009, we and the other defendants filed motions to dismiss the complaints in the Potash Antitrust Cases. We believe that the allegations in the Potash Antitrust Cases are without merit and intend to defend vigorously against them. At this stage of the proceedings, we cannot predict the outcome of this litigation or determine whether it will have a material effect on our results of operations, liquidity or capital resources.

MicroEssentials Patent Lawsuit

On January 9, 2009, John Sanders and Specialty Fertilizer Products, LLC filed a complaint against Mosaic, Mosaic Fertilizer, Cargill, Incorporated and Cargill Fertilizer, Inc. in the United States District Court for the Western District of Missouri alleging that our production of MicroEssentialsTM SZ, one of several types of the MicroEssentialsTM value-added ammoniated phosphate crop nutrient products that we produce, infringes on a patent held by the plaintiffs since 2001. Plaintiffs seek to enjoin the alleged infringement and to recover an unspecified amount of damages and attorneys’ fees for past infringement. We have filed an answer to the complaint responding that MicroEssentialsTM SZ does not infringe the plaintiffs’ patent and that the plaintiffs’ patent is invalid. We believe that the plaintiffs’ allegations are without merit and intend to defend vigorously against them. At this stage of the proceedings, we cannot predict the outcome of this litigation or determine whether it will have a material effect on our results of operations, liquidity or capital resources.

Esterhazy Potash Mine Tolling Contract Disputes

On or about May 27, 2009, PCS filed a lawsuit against Mosaic Esterhazy in the Queen’s Bench Judicial Centre of Saskatoon, Saskatchewan, following our notice, described more fully in Note 20, that based on our present calculations, we believe that our obligation to supply potash under the PCS Tolling Contract will expire by August 30, 2010 and informing PCS that we will cease delivery of product following that date. In general terms, the lawsuit contests our basis and timing for termination of the PCS Tolling Contract; asserts that PCS’ rights to potash under the contract will not expire until at least 2012, and potentially later at current delivery rates; alleges that our notice is a threatened repudiation of the contract and would convert PCS’ reserves to our use; and asserts that the value of the potash at issue exceeds $1 billion. The lawsuit also alleges that we breached our contractual obligation to engage in good mining practices, resulting in saturated brine inflows in portions of our Esterhazy mine, which allegedly reduced the extraction ratio of potash from the mine. The lawsuit further claims that if our Esterhazy mine were to flood, we could convert the mine to a solution mine and that under such circumstances we would be able to extract a greater portion of the reserves and that PCS would accordingly be entitled to additional potash under the PCS Tolling Contract. The lawsuit requests orders from the court declaring the amount of potash that PCS has a right to receive under the PCS Tolling Contract; that we deliver that amount of potash to PCS on a timely basis in accordance with the PCS Tolling Contract; restraining us from ceasing delivery of potash to PCS until a final order is issued by the court; and awarding damages to PCS for any conversion of PCS’ reserves and our alleged threatened repudiation of the contract, as well as costs, pre- and post-judgment interest and such further relief as the court may allow.

On June 16, 2009, we filed our statement of defence against PCS’ claims as well as a counterclaim against PCS. In our statement of defence, we generally deny the alleged bases for PCS’ claims and assert, among other defences, that PCS’ lawsuit does not state a cause of action, that any claim for alleged poor mining practices is based on acts or omissions prior to 1986 and is time-barred by applicable statutes of limitations, and that provisions of the PCS Tolling Contract limit our liability for performance or non-performance under the contract to approximately $10 million. We also note that saturated brine inflows are a known risk in Saskatchewan potash mines and that each potash shaft mine in Saskatchewan and New Brunswick, including all five PCS potash shaft mines, has a history of inflows. Finally, our statement of defence requests a declaration by the court that at a delivery rate of approximately 1.1 million tonnes of product per year, PCS’ entitlement to potash will terminate by August 30, 2010.

In addition, by letter dated April 9, 2009, PCS advised us that, until further notice, it was no longer prepared to accept further shipments of product under the PCS Tolling Contract because of the global financial crisis, stated that PCS no longer had the ability to physically receive, ship or store additional potash, and asserted that its inability to receive delivery of additional product was an event of force majeure. We have counterclaimed against PCS alleging that it breached the PCS Tolling Contract by failing to take delivery of potash that it ordered under the contract based on the alleged event of force majeure. Our counterclaim seeks an injunction requiring PCS to continue to take shipment of future monthly deliveries as well as damages in an unspecified amount, pre-judgment interest, costs and such further relief as the court deems just.

We believe that PCS’ allegations are without merit and intend to defend vigorously against them. While we cannot predict the outcome of this litigation at this stage of the proceedings, irrespective of its outcome, we believe that expiration of the contract will have a material positive effect on the volume of potash that we can produce for resale at then-current market prices and could have a material positive effect on our results of operations, liquidity and capital resources.

Other Claims

We also have certain other contingent liabilities with respect to judicial, administrative and arbitration proceedings and claims of third parties, including tax matters, arising in the ordinary course of business. We do not believe that any of these contingent liabilities will have a material adverse impact on our business or financial condition.

22. RELATED PARTY TRANSACTIONS

Cargill is considered a related party due to its ownership interest in us. At May 31, 2009, Cargill and certain of its subsidiaries owned approximately 64.3% of our outstanding common stock. At May 31, 2005, Cargill owned all of our Class B Common stock, which was automatically converted to common stock on July 1, 2006. We have entered into transactions and agreements with Cargill and its non-consolidated subsidiaries (affiliates), from time to time, and we expect to enter into additional transactions and agreements with Cargill and its affiliates in the future. Certain agreements and transactions between Cargill and its affiliates and us are described below.

Approval of Transactions with Cargill

Pursuant to an Investor Rights Agreement between us and Cargill that expired in October 2008, we had established special approval requirements for commercial and other transactions, arrangements or agreements between Cargill and us. These provisions required the approval of the transactions, arrangements or agreements by a majority of our directors who were former directors of IMC, or their successors, who were deemed “non-associated,” or independent, unless approval authority for the transactions, arrangements or agreements was delegated to an internal management committee as described below. These independent former IMC directors comprised the Special Transactions Committee of our Board. The Special Transactions Committee’s charter provided for it to oversee transactions involving Cargill with the objective that they be fair and reasonable to us. Further, pursuant to its charter, the Special Transactions Committee had a policy under which the Special Transactions Committee delegated approval authority for certain transactions with Cargill to an internal management committee. The internal management committee was required to report its activities to the Special Transactions Committee on a periodic basis.

On December 11, 2008, our Board, on the recommendation of the Special Transactions Committee and our Corporate Governance and Nominating Committee, replaced the special approval requirements for transactions, arrangements or agreements between Cargill and us that had been established under the expired Investor Rights Agreement with new special approval requirements under which responsibility for approval of these transactions has been transferred to a subcommittee of the Corporate Governance and Nominating Committee comprised solely of independent directors in accordance with procedures it establishes. The subcommittee has delegated approval authority for certain transactions with Cargill to the internal management committee in accordance with our Related Person Transactions Approval Policy. The internal management committee is required to report its activities to the subcommittee of the Corporate Governance and Nominating Committee on a periodic basis.

During fiscal 2009, we engaged in various transactions, arrangements or agreements with Cargill which are described below. The Special Transactions Committee, the subcommittee of the Corporate Governance and Nominating Committee or the internal management committee have either approved or ratified these transactions, arrangements or agreements in accordance with either the charter and policies of the Special Transactions Committee or our Related Person Transactions Approval Policy.

We negotiated each of the following transactions, arrangements and agreements with Cargill on the basis of what we believe to be competitive market practices.

Master Transition Services Agreement and Amendment; Master Services Agreement

In connection with the combination between IMC and the fertilizer businesses of Cargill, we and Cargill entered into a master transition services agreement. Pursuant to the master transition services agreement, Cargill agreed to provide us with various transition-related services pursuant to individual work orders negotiated with us. We have entered into individual work orders for services in various countries, including Argentina, Australia, Brazil, Canada, Chile, China, Hong Kong, India, Mexico, Thailand, and the United States. Each of these work orders has been approved by the Special Transactions Committee or our internal management committee. Generally speaking, each work order is related to services provided by Cargill for its fertilizer businesses prior to the combination which were continued for our benefit post-combination. Services provided by Cargill include, but are not limited to, accounting, accounts payable and receivable processing, certain financial reporting, financial service center, graphics, human resources, information technology, insurance, legal, license and tonnage reporting, mail services, maintenance, marketing, office services, procurement, public relations, records, strategy and business development, tax, travel services and expense reporting, treasury, and other administrative and functional related services. The services performed may be modified by our mutual agreement with Cargill. The initial master transition services agreement with Cargill expired in October 2005 and was renewed through October 2006. In October 2006 Cargill agreed to continue to provide certain services to us and the parties entered into a master services agreement on terms similar to the master transition services agreement. We have renewed several work orders under which Cargill had been performing services on a transitional basis. Each of these work orders has been approved by the Special Transactions Committee or by our internal management committee.

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

Fertilizer Supply Agreement (Canada)

We sell fertilizer products produced to a Canadian subsidiary of Cargill. Cargill purchases the substantial majority of its Canadian fertilizer requirements from us for its retail fertilizer stores in Western Canada. The agreement provides that we will sell nitrogen, phosphate and potash products at prices set forth in price lists we issue from time to time to our customers. In addition, we may sell Cargill certain products produced by third parties for a per tonne sourcing fee. In exchange for Cargill’s commitment to purchase the substantial majority of its fertilizer needs from us and because it is one of our largest customers in Canada, we have also agreed to make new fertilizer products and agronomic services, to the extent marketed by us, available to Cargill on regular commercial terms. In addition, because of the volume of purchases by Cargill, we have agreed to pay a per tonne rebate at the end of each contract year if annual purchase volumes exceed certain thresholds. This agreement is in effect until June 30, 2010.

Phosphate Supply Agreement

We have a supply agreement with Cargill’s subsidiary in Argentina for phosphate-based fertilizers. Cargill has no obligation to purchase any minimum quantities of fertilizer products from us and we have no obligation to supply any minimum quantities of products to Cargill. This agreement has been renewed through May 31, 2009.

Spot Fertilizer Sales

From time to time, we make spot fertilizer sales to Cargill’s subsidiaries in Paraguay and Bolivia. We are under no obligation to sell fertilizer to Cargill under this relationship. This agreement is in effect until December 22, 2009.

Feed Supply Agreements and Renewals

We have various agreements relating to the supply of feed grade phosphate, potash and urea products to Cargill’s animal nutrition, grain and oilseeds, and poultry businesses. The sales are generally on a spot basis in Brazil, Canada, Indonesia, Malaysia, Mexico, Philippines, Taiwan, Thailand, United States, Vietnam, Bolivia, and

Venezuela. Cargill has no obligation to purchase any minimum of feed grade products from us and we have no obligation to supply any minimum amount of feed grade products to Cargill. These supply agreements are in effect until May 31, 2010.

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

Services Agreements for Logistics and General Services

Our Argentine subsidiary has entered into services agreements with Cargill’s Argentine subsidiary, which originates fertilizer and sells crop nutrients to farmers from its country stations in Argentina. Under the terms of the services agreement, we supply services related to fertilizer origination, administration, storage and dispatch. This agreement is in effect until May 31, 2009, unless terminated earlier by the parties and will automatically renew for an additional two-year term unless terminated by either party at least 90 days prior to the expiration of the original term. We have also agreed to make available to Cargill 50,000 tonnes of storage space per month as well as to a daily dispatch of 30 trucks for fertilizer shipments.

Barter Agreements

We have a barter relationship with Cargill’s grain and oilseed business in Brazil. Cargill’s Brazilian subsidiary, Mosaic and Brazilian farmers may, from time to time, enter into commercial arrangements pursuant to which farmers agree to forward delivery grain contracts with Cargill, and in turn, use cash generated from the transactions to purchase fertilizer from us. Similarly, in Argentina, we enter into agreements with farmers who purchase fertilizer products from us and agree to sell their grain to us upon harvest. Upon receipt of the grain, we have agreements to sell it to Cargill’s grain and oilseed business in Argentina. The number of barter transactions with Cargill’s subsidiaries varies from year to year. The Brazil agreement remains in effect until either party terminates it by providing 90 days prior written notice to the other party. In Argentina, the agreement is in effect until May 31, 2010.

Offer of Single Superphosphate

We have a supply agreement with Cargill’s subsidiary in Argentina for single superphosphate. Cargill has no obligation to purchase any minimum quantities of fertilizer products from us and we have no obligation to supply any minimum quantities of products to Cargill. This agreement has been renewed through May 31, 2009.

Fertilizer Supply Agreement

On July 18, 2008, Phosphate Chemicals Export Association, Inc. (“PhosChem”), a consolidated subsidiary of ours, and of which one of our subsidiaries is a member, and Cargill S.A.C.I. entered into a supply agreement for sales of fertilizer products to Cargill in Argentina.

Miscellaneous Co-Location Agreements

We have various office sharing and sublease arrangements with Cargill in various geographic locations, including with respect to certain offices in Argentina, China, Brazil and the United States.

Miscellaneous

There are various other agreements between us and Cargill which we believe are not significant to us.

Summary

As of May 31, 2009 and 2008, the net amount due (to) from Cargill related to the above transactions amounted to ($3.1) million and $12.5 million, respectively.

Cargill made net equity (distributions) contributions of $(0.6) million, $4.6 million and $2.3 million to us during fiscal 2009, 2008 and 2007, respectively.

In summary, the Consolidated Statements of Earnings included the following transactions with Cargill:

	Years ended May 31
(in millions)	2009	2008	2007
Transactions with Cargill included in net sales	$286.3	$299.1	$180.5
Transactions with Cargill included in cost of goods sold	173.1	228.0	71.8
Transactions with Cargill included in selling, general and administrative expenses	11.6	16.1	11.4
Interest (income) expense (received from) paid to Cargill	(0.8)	0.2	(0.6)

We have also entered into transactions and agreements with certain of our non-consolidated companies. As of May 31, 2009 and 2008, the net amount due from our non-consolidated companies totaled $220.0 million and $191.4 million, respectively.

The Consolidated Statements of Earnings included the following transactions with our non-consolidated companies:

	Years ended May 31
(in millions)	2009	2008	2007
Transactions with non-consolidated companies included in net sales	$1,315.9	$871.0	$455.7
Transactions with non-consolidated companies included in cost of goods sold	384.8	327.8	211.7

23. BUSINESS SEGMENTS

The reportable segments are determined by management based upon factors such as products and services, production processes, technologies, market dynamics, and for which segment financial information is available for our chief operating decision maker.

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

For a description of the business segments, see Note 1. The Corporate, Eliminations and Other segment primarily represents activities associated with our Nitrogen distribution business, unallocated corporate office activities and eliminations. All intersegment sales are eliminated within the Corporate, Eliminations and Other segment.

Segment information for fiscal 2009, 2008 and 2007 is as follows:

(in millions)	Phosphates	Potash	Offshore	Corporate, Eliminations and Other	Total
2009
Net sales to external customers	$5,064.4	$2,759.2	$2,340.9	$133.5	$10,298.0
Intersegment net sales	716.2	58.0	8.3	(782.5)	-

Net sales	5,780.6	2,817.2	2,349.2	(649.0)	10,298.0
Gross margin	1,273.6	1,505.9	(105.3)	92.5	2,766.7
Operating earnings (loss)	1,088.0	1,409.9	(191.4)	94.4	2,400.9
Capital expenditures	408.3	343.6	22.0	7.2	781.1
Depreciation, depletion and amortization expense	214.4	119.4	16.6	10.1	360.5
Equity in net earnings of nonconsolidated companies	2.3	-	66.0	31.8	100.1
2008
Net sales to external customers	$5,259.4	$2,194.5	$2,216.8	$141.9	$9,812.6
Intersegment net sales	446.8	56.7	7.0	(510.5)	-

Net sales	5,706.2	2,251.2	2,223.8	(368.6)	9,812.6
Gross margin	2,081.1	853.3	277.9	(51.8)	3,160.5
Operating earnings (loss)	1,897.1	798.6	175.4	(64.4)	2,806.7
Capital expenditures	201.2	149.5	18.2	3.2	372.1
Depreciation, depletion and amortization expense	202.3	128.5	17.8	9.5	358.1
Equity in net earnings of nonconsolidated companies	1.8	-	55.0	67.2	124.0
2007
Net sales to external customers	$2,910.7	$1,411.9	$1,348.3	$102.8	$5,773.7
Intersegment net sales	293.2	67.0	7.3	(367.5)	-

Net sales	3,203.9	1,478.9	1,355.6	(264.7)	5,773.7
Gross margin	431.7	413.9	78.7	1.8	926.1
Operating earnings (loss)	311.2	368.2	(1.0)	(62.1)	616.3
Capital expenditures	136.2	135.1	11.2	9.6	292.1
Depreciation, depletion and amortization expense	185.4	119.1	15.6	9.3	329.4
Equity in net earnings of nonconsolidated companies	2.3	-	16.5	22.5	41.3
Total assets as of May 31, 2009	$5,310.4	$8,298.3	$1,185.0	$(2,117.5)	$12,676.2
Total assets as of May 31, 2008	4,266.8	7,026.4	1,794.3	(1,267.7)	11,819.8

Financial information relating to our operations by geographic area is as follows:

	Years Ended May 31
(in millions)	2009	2008	2007
Net sales(a):
India	$2,275.9	$1,412.8	$554.4
Brazil	1,435.9	1,663.1	860.3
Canpotex(b)	1,283.3	813.3	397.7
Canada	578.8	511.7	291.5
Australia	290.3	386.7	193.5
Japan	227.6	303.3	120.4
Argentina	188.3	239.3	180.0
Chile	173.1	201.7	108.6
Thailand	146.5	179.5	88.7
Mexico	143.9	202.2	180.3
Colombia	123.2	147.1	86.4
China	97.9	96.4	241.7
Ukraine	0.2	5.6	180.0
Pakistan	-	-	85.0
Other	236.0	388.9	290.9

Total foreign countries	7,200.9	6,551.6	3,859.4
United States	3,097.1	3,261.0	1,914.3

Consolidated	$10,298.0	$9,812.6	$5,773.7

(a)	Revenues are attributed to countries based on location of customer.
(b)	The export association of the Saskatchewan potash producers.

(in millions)	May 31 2009	May 31 2008
Long-lived assets:
Canada	$3,235.0	$3,281.9
Brazil	449.2	487.4
Other	66.7	66.4

Total foreign countries	3,750.9	3,835.7
United States	3,355.2	3,174.6

Consolidated	$7,106.1	$7,010.3

Net sales by product type for fiscal 2009, 2008 and 2007 are as follows:

	Years Ended May 31
(in millions)	2009	2008	2007
Sales by product type:
Phosphate Crop Nutrients	$4,908.5	$4,996.4	$2,794.8
Potash Crop Nutrients	2,489.5	2,031.6	1,295.0
Crop Nutrient Blends	1,550.1	1,635.6	840.7
Other	1,349.9	1,149.0	843.2

	$10,298.0	$9,812.6	$5,773.7

Quarterly Results (Unaudited)

In millions, except per share amounts

	Quarter
	First	Second	Third	Fourth	Year
2009
Net sales	$4,322.5	$3,006.5	$1,375.5	$1,593.5	$10,298.0
Lower of cost of market write-down (a)	-	293.5	28.3	61.4	383.2
Gross margin	1,648.6	773.7	140.3	204.1	2,766.7
Operating earnings	1,548.9	682.0	43.7	126.3	2,400.9
Gain on sale of equity investment (b)	-	673.4	-	-	673.4
Net earnings	1,184.7	959.8	58.8	146.9	2,350.2
Basic net earnings per share	$2.67	$2.16	$0.13	$0.33	$5.29
Diluted net earnings per share	$2.65	$2.15	$0.13	$0.33	$5.27
Common stock prices:
High	$161.08	$97.21	$45.64	$56.87
Low	96.35	22.31	25.40	37.72
2008
Net sales	$2,003.3	$2,195.4	$2,147.2	$3,466.7	$9,812.6
Gross margin	521.8	623.1	727.9	1,287.7	3,160.5
Operating earnings	449.6	529.6	647.4	1,180.1	2,806.7
Net earnings	305.5	394.0	520.8	862.5	2,082.8
Basic net earnings per share	$0.69	$0.89	$1.17	$1.94	$4.70
Diluted net earnings per share	$0.69	$0.89	$1.17	$1.93	$4.67
Common stock prices:
High	$42.02	$71.09	$117.06	$140.21
Low	34.61	42.84	71.06	92.01

(a)

We recorded lower of cost or market inventory write-downs of $293.5 million, $28.3 million and $61.4 million in the second, third and fourth quarters of fiscal 2009, respectively, because the carrying cost of our inventories exceeded our estimated future selling prices less reasonably predictable selling costs.

(b)	We recorded a $673.4 million pre-tax gain on the sale of our equity method investment in Saskferco in fiscal 2009.

The number of holders of record of our common stock as of July 17, 2009 was 2,959.

In July 2008, we initiated a quarterly dividend of $0.05 per share of common stock. Dividends totaling $88.9 million were paid in fiscal 2009.

The following table presents our selected financial data. This historical data should be read in conjunction with the Consolidated Financial Statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Five Year Comparison

In millions, except per share amounts

	Years Ended May 31
	2009	2008	2007	2006	2005
Statements of Operations Data:
Net sales	$10,298.0	$9,812.6	$5,773.7	$5,305.8	$4,396.7
Cost of goods sold	7,148.1	6,652.1	4,847.6	4,668.4	3,871.2
Lower of cost or market write-down	383.2	-	-	-	-

Gross margin	2,766.7	3,160.5	926.1	637.4	525.5
Selling, general and administrative expenses	321.4	323.8	309.8	241.3	207.0
Restructuring loss (gain)	0.6	18.3	(2.1)	287.6	-
Other operating expense	43.8	11.7	2.1	6.6	-

Operating earnings	2,400.9	2,806.7	616.3	101.9	318.5
Interest expense, net	43.3	90.5	149.6	153.2	110.7
Foreign currency transaction loss (gain)	131.8	57.5	8.6	100.6	(13.9)
(Gain) loss on extinguishment of debt	(2.5)	2.6	(34.6)	-	-
(Gain) on sale of equity investment (a)	(673.4)	-	-	-	-
Other (income) expense	(4.0)	(26.3)	(13.0)	8.2	6.8

Earnings (loss) from consolidated companies before income taxes and the cumulative effect of a change in accounting principle	2,905.7	2,682.4	505.7	(160.1)	214.9
Provision for income taxes	649.3	714.9	123.4	5.3	98.3

Earnings (loss) from consolidated companies before the cumulative effect of a change in accounting principle	2,256.4	1,967.5	382.3	(165.4)	116.6
Equity in net earnings of nonconsolidated companies	100.1	124.0	41.3	48.4	55.9
Minority interests in net earnings of consolidated companies	(6.3)	(8.7)	(3.9)	(4.4)	(4.9)
Cumulative effect of a change in accounting principle, net of tax	-	-	-	-	(2.0)

Net earnings (loss)	$2,350.2	$2,082.8	$419.7	$(121.4)	$165.6

Earnings (loss) available for common stockholders:
Net earnings (loss)	$2,350.2	$2,082.8	$419.7	$(121.4)	$165.6
Preferred stock dividend	-	-	-	11.1	6.3

Earnings (loss) available for common stockholders	$2,350.2	$2,082.8	$419.7	$(132.5)	$159.3

Basic earnings (loss) per common share:
Earnings (loss) from continuing operations before the cumulative effect of a change in accounting principle	$5.29	$4.70	$0.97	$(0.35)	$0.49
Cumulative effect of a change in accounting principle, net of tax	-	-	-	-	(0.01)

Basic net earnings (loss) per share	$5.29	$4.70	$0.97	$(0.35)	$0.48

Basic weighted average number of shares outstanding	444.3	442.7	434.3	382.2	327.8
Diluted earnings (loss) per common share:
Earnings (loss) from continuing operations before the cumulative effect of a change in accounting principle	$5.27	$4.67	$0.95	$(0.35)	$0.47
Cumulative effect of a change in accounting principle, net of tax	-	-	-	-	(0.01)

Diluted net earnings (loss) per share	$5.27	$4.67	$0.95	$(0.35)	$0.46

Diluted weighted average number of shares outstanding	446.2	445.7	440.3	382.2	360.4
Balance Sheet Data (at period end):
Cash and cash equivalents	$2,703.2	$1,960.7	$420.6	$173.3	$245.0
Total assets	12,676.2	11,819.8	9,163.6	8,723.0	8,411.5
Total long-term debt (including current maturities)	1,299.8	1,418.3	2,221.9	2,457.4	2,587.9
Total liabilities	4,183.2	5,088.6	4,979.7	5,192.2	5,198.0
Total stockholders’ equity	8,493.0	6,731.2	4,183.9	3,530.8	3,213.5
Other Financial Data:
Depreciation, depletion and amortization	$360.5	$358.1	$329.4	$585.9	$219.3
Capital expenditures	781.1	372.1	292.1	389.5	255.2
Dividends per share	0.20	-	-	-	-

(a)	We recorded a $673.4 million pre-tax gain on the sale of our equity method investment in Saskferco in fiscal 2009. See further discussion in Note 9 to the Consolidated Financial Statements.

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended May 31 2009, 2008 and 2007

In millions

Column A	Column B	Column C		Column D	Column E
Description	Balance Beginning of Period	Additions		Deductions	Balance at End of Period (b)
		Charged to Costs and Expenses	Charged to Other Accounts (a)
Allowance for doubtful accounts, deducted from accounts receivable in the balance sheet:
Year ended May 31, 2007	19.1	2.6	4.9	(3.9)	22.7
Year ended May 31, 2008	22.7	3.6	2.6	(0.3)	28.6
Year ended May 31, 2009	28.6	9.1	0.4	(6.9)	31.2
Income tax valuation allowance, related to deferred income taxes
Year ended May 31, 2007	498.4	0.7	(153.5)	(29.0)	316.6
Year ended May 31, 2008	316.6	1.9	(249.6)	(62.3)	6.6
Year ended May 31, 2009	6.6	106.0	4.3	(1.3)	115.6

(a)	Income tax valuation allowance adjustments include amount recorded to goodwill as part of purchase accounting and translation.
(b)

Allowance for doubtful accounts balance includes $17.6 million, $17.8 million and $14.8 million of allowance on long-term receivables recorded in other long term assets for the years ended May 31, 2009, 2008 and 2007, respectively.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of May 31, 2009. In making this assessment, management used the control criteria framework of the Committee of Sponsoring Organizations (COSO) of the Treadway Commission published in its report entitled Internal Control—Integrated Framework. Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of May 31, 2009. KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this annual report, has issued an auditors’ report on the Company’s internal control over financial reporting as of May 31, 2009.