Form 10-K, Exhibit 13
period 2010-05-31
MOSAIC CO
filed 2010-07-23
CIK 1285785

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

We are one of the world’s leading producers and marketers of concentrated phosphate and potash crop nutrients. We conduct our business through wholly and majority owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest.

In the second quarter of fiscal 2010, we realigned our business segments (the “Realignment”) to more clearly reflect our evolving business model. The Realignment consists of moving from three to two reportable business segments by combining the former Offshore segment with our Phosphates business segment. As a result of the Realignment, we are organized into the following business segments:

Our Phosphates business segment has historically owned and operated mines and production facilities in Florida which produce phosphate crop nutrients and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce phosphate crop nutrients. Our Phosphates segment’s results have also historically included North American distribution activities. Our consolidated results also include Phosphate Chemicals Export Association, Inc. (“PhosChem”), a U.S. Webb-Pomerene Act association of phosphate producers which exports phosphate crop nutrient products around the world for us and PhosChem’s other member. Our share of PhosChem’s sales of dry phosphate crop nutrient products was approximately 87% for the year ended May 31, 2010.

As part of the Realignment, the former Offshore segment is now included as part of our Phosphates business segment since it is no longer operated as a stand-alone business for profit. Historically, our former Offshore segment served as a distribution channel for our North American production facilities, primarily our U.S. Phosphates operations; however, it also purchased and marketed product from other suppliers worldwide. As a result of the implementation of our international distribution strategy in the second quarter of fiscal 2010, our international distribution resources are now primarily focused on the sale of products from our North American production facilities. The international distribution activities include sales offices, port terminals and warehouses in several key international countries. In addition, the international distribution activities include blending, bagging and three single superphosphate production facilities. The blending and bagging facilities primarily produce blended crop nutrients (“Blends”) from phosphate, potash and nitrogen. The average product mix in our Blends (by volume) contains approximately 50% phosphate, 25% potash and 25% nitrogen, although this mix differs based on seasonal and other factors. Our Potash segment also has historically furnished a portion of the raw materials needed for the production of Blends, and is expected to continue to do so in the future. We generally purchase nitrogen for Blends from unrelated parties.

Our Phosphates business segment now includes our North American concentrated phosphate crop nutrient and animal feed ingredients operations, North American phosphates distribution activities, international distribution activities, and the results of PhosChem.

Our Potash business segment owns and operates potash mines and production facilities in Canada and the U.S. which produce potash-based crop nutrients, animal feed ingredients and industrial products. Potash sales include domestic and international sales. We are a member of Canpotex, Limited (“Canpotex”), an export association of Canadian potash producers through which we sell our Canadian potash outside of the U.S. and Canada. Our Potash segment also includes North American potash distribution activities.

Key Factors that can Affect Results of Operations and Financial Condition

Our primary products, phosphate and potash crop nutrients, are, to a large extent, global commodities that are also available from a number of domestic and international competitors, and are sold by negotiated contracts or by reference to published market prices. The most important competitive factor for our products is delivered price. As a result, the markets for our products are highly competitive. Business and economic conditions and governmental policies affecting the agricultural industry and customer sentiment are the most significant factors affecting worldwide demand for crop nutrients. The profitability of our businesses is heavily influenced by worldwide supply and demand for our products, which affects our sales prices and volumes. Our costs per tonne to produce our products are also heavily influenced by significant raw material costs in our Phosphates business, fixed costs associated with owning and operating our major facilities and worldwide supply and demand for our products.

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

Much of our production is sold based on the market prices prevailing at the time of sale. However, a portion of our sales are made through contracts at a fixed priced or can be priced at the time of shipment based on a formula. In some cases, customers prepay us for future sales. Additionally, in certain circumstances the final price of product is determined after shipment. This final pricing is based on the current market at the time the price is agreed with the customer and revenue is recognized at that time. The mix and parameters of these sales programs vary over time based on our marketing strategy, which considers factors that include among others optimizing our production and operating efficiency with warehouse limitations and customer needs. In a period of changing prices, forward sales programs at fixed prices create a lag between prevailing market prices and our average realized selling prices. Prepaid forward sales can also increase our liquidity and accelerate cash flows.

Our Potash business is significantly affected by Canadian resource taxes and royalties that we pay the Province of Saskatchewan to mine our potash reserves, the level of periodic inflationary pressures on resources, such as labor, processing materials and construction costs, due to the rate of economic growth in western Canada where we produce most of our potash, the capital and operating costs we incur to manage brine inflows at our potash mine at Esterhazy, Saskatchewan and natural gas costs for operating our potash solution mine at Belle Plaine, Saskatchewan. Our per tonne selling prices for potash are affected by shifts in the product mix between agricultural and industrial sales because a significant portion of our industrial sales are based on historical market prices for which the timing can lag current market prices.

Our results of operations are also affected by changes in currency exchange rates due to our international footprint. The most significant currency impacts are generally from the Canadian dollar and the Brazilian real:

•

The functional currency for several of our Canadian entities is the Canadian dollar. A stronger Canadian dollar generally reduces these entities’ operating earnings. A weaker Canadian dollar has the opposite effect. We generally hedge a portion of the anticipated currency risk exposure on cash inflows and outflows. Depending on the underlying exposure, such derivatives can create additional earnings volatility because we do not use hedge accounting. Gains or losses on these derivative contracts, both for open contracts at quarter end (unrealized) and settled contracts (realized), are recorded in either cost of goods sold or foreign currency transaction loss (gain). Our sales are typically denominated in U.S. dollars, which generates U.S. dollar denominated intercompany accounts receivable and cash in these entities. If the U.S. dollar weakens relative to the Canadian dollar, we record a foreign currency transaction loss in non-operating income. This foreign currency loss typically does not have a cash flow impact.

•

The functional currency for our Brazilian affiliates is the Brazilian real. Historically, we have financed Brazilian inventory purchases with U.S. dollar denominated liabilities. A weaker U.S. dollar relative to the Brazilian real has the impact of reducing these liabilities on a functional currency basis. When this occurs, an associated foreign currency transaction gain is recorded in non-operating income. A stronger U.S. dollar has the opposite effect. We generally hedge a portion of this currency exposure. Depending on the underlying exposure, such derivatives can create additional earnings volatility because we do not use hedge accounting. Associated gains or losses on these foreign currency contracts are also recorded in non-operating income. Effective June 1, 2010, we started hedging a portion of our anticipated currency risk exposure on cash inflows and outflows similar to the process in Canada.

In response to what we believe are strong long-term fundamentals for our business caused by a rising global demand for food and fuel, we have completed some capacity expansion projects and have initiated a number of additional projects to expand our production capacities, primarily in our Potash business. We plan to expand the annual production capacity of our existing potash mines by more than five million tonnes over the next decade.

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

Throughout the discussion below, we measure units of production, sales and raw materials in metric tonnes which are the equivalent of 2,205 pounds, unless we specifically state that we mean short or long ton(s) which are the equivalent of 2,000 pounds and 2,240 pounds, respectively. References to a particular fiscal year are to the twelve months ended May 31 of that year. In the following table, there are certain percentages that are not considered to be meaningful and are represented by “NM”.

Results of Operations

The following table shows the results of operations for the three years ended May 31, 2010, 2009 and 2008:

	Years Ended May 31,			2010-2009			2009-2008
(in millions, except per share data)	2010	2009	2008	Change	Percent		Change	Percent
Net sales	$6,759.1	$10,298.0	$9,812.6	$(3,538.9)	(34%	)	$485.4	5%
Cost of goods sold	5,065.8	7,148.1	6,652.1	(2,082.3)	(29%	)	496.0	7%
Lower of cost or market write-down	-	383.2	-	(383.2)	NM		383.2	NM

Gross margin	1,693.3	2,766.7	3,160.5	(1,073.4)	(39%	)	(393.8)	(12%	)
Gross margin percentage	25.1%	26.9%	32.2%
Selling, general and administrative expenses	360.3	321.4	323.8	38.9	12%		(2.4)	(1%	)
Other operating expenses	62.2	44.4	30.0	17.8	40%		14.4	48%

Operating earnings	1,270.8	2,400.9	2,806.7	(1,130.1)	(47%	)	(405.8)	(14%	)
Interest expense, net	49.6	43.3	90.5	6.3	15%		(47.2)	(52%	)
Foreign currency transaction loss	32.4	131.8	57.5	(99.4)	(75%	)	74.3	129%
(Gain) on sale of equity investment	-	(673.4)	-	673.4	NM		(673.4)	NM
Other (income)	(0.9)	(6.5)	(23.7)	5.6	(86%	)	17.2	(73%	)

Earnings from consolidated companies before income taxes	1,189.7	2,905.7	2,682.4	(1,716.0)	(59%	)	223.3	8%
Provision for income taxes	347.3	649.3	714.9	(302.0)	(47%	)	(65.6)	(9%	)

Earnings from consolidated companies	842.4	2,256.4	1,967.5	(1,414.0)	(63%	)	288.9	15%
Equity in net (loss) earnings of nonconsolidated companies	(10.9)	100.1	124.0	(111.0)	(111%	)	(23.9)	(19%	)

Net earnings including non-controlling interests	831.5	2,356.5	2,091.5	(1,525.0)	(65%	)	265.0	13%
Less: Net earnings attributable to non-controlling interests	4.4	6.3	8.7	(1.9)	(30%	)	(2.4)	(28%	)

Net earnings attributable to Mosaic	$827.1	$2,350.2	$2,082.8	$(1,523.1)	(65%	)	$267.4	13%

Diluted net earnings per share attributable to Mosaic	$1.85	$5.27	$4.67	$(3.42)	(65%	)	$0.60	13%
Diluted weighted average number of shares outstanding	446.6	446.2	445.7

Overview of Fiscal 2010, 2009 and 2008

Net earnings attributable to Mosaic for fiscal 2010 were $827.1 million, or $1.85 per diluted share, compared to fiscal 2009 net earnings of $2.4 billion, or $5.27 per diluted share, and $2.1 billion, or $4.67 per diluted share, for fiscal 2008. The more significant factors that affected our results of operations and financial condition in fiscal 2010, 2009 and 2008 are listed below. These factors are discussed in more detail in the following sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal 2010

Much like the second half of fiscal 2009, in the first half of fiscal 2010 we experienced soft agricultural fundamentals and industry demand. Late in the first half of fiscal 2010, we began to see improvement in the North American crop nutrient market through higher application rates. Demand continued to improve through the second half of fiscal 2010 with an early spring planting season in North America and a recovery in international sales with higher phosphates sales volumes to customers in India. Phosphates and potash average selling prices declined significantly in the first half of fiscal 2010. Selling prices stabilized in the second half of fiscal 2010.

The lower market prices for our Phosphates segment’s products in part corresponded to lower market prices for key raw materials for concentrated phosphates, such as sulfur and ammonia. The decline in these raw material costs was due to lower world demand for sulfur and lower natural gas prices, which affects the price of ammonia.

Profitability in our Potash segment continued to be negatively impacted by lower sales and the resulting effect on production as tonnes sold remained low by historic standards in response to soft demand throughout most of fiscal 2010.

Also in fiscal 2010:

•

We generated operating cash flow of $1.4 billion in fiscal 2010 and maintained cash and cash equivalents of $2.5 billion as of May 31, 2010. We were successful in investing in our business, divesting non-strategic assets and providing a significant cash return to our stockholders:

•

Capital expenditures increased to $910.6 million in fiscal 2010 from $781.1 million in fiscal 2009, primarily as a result of the expansion of capacity in our Potash segment. The planned expansions over the next decade are expected to increase our annual capacity for finished product by more than five million tonnes. We are positioning our expansion projects so that we are able to bring the additional capacity tonnes on line when market demand warrants.

•

We diversified our phosphate rock sources in alignment with our strategy. In the latter half of fiscal 2010, we entered into an agreement that we consummated on July 7, 2010 to acquire a 35% economic interest in a joint venture, with subsidiaries of Vale S.A. and Mitsui & Co., Ltd., that owns a recently completed phosphate rock mine (the “Miski Mayo Mine”) in the Bayovar region of Peru for $385 million. We also entered into a commercial offtake supply agreement to purchase phosphate rock from the Miski Mayo Mine in a volume proportionate to our economic interest in the joint venture. Phosphate rock production at the Miski Mayo Mine and deliveries to us are expected to begin in the first half of fiscal 2011. The Miski Mayo Mine’s expected production capacity is 3.9 million tonnes per year, once full capacity is reached in calendar year 2014.

•

On February 11, 2010, we entered into agreements with Vale S.A and its subsidiaries (“Vale”) under which Vale has call options to purchase from us, and we have put options to sell to Vale, our minority stake in Fertifos S.A. (“Fertifos”) and Fosfertil S.A. (“Fosfertil”), and our Cubatão facility in Brazil. These assets are part of our Phosphates segment. The aggregate sales price for these assets, if the options are exercised, is in excess of $1 billion. The sale is subject to a number of conditions.

•

Our strong cash flows allowed us to pay a special dividend of $578.5 million, or $1.30 per share, on December 3, 2009 in addition to quarterly dividends of $0.05 per share of common stock for each quarter of fiscal 2010.

•	We recorded net unrealized mark-to-market gains of $72.7 million within cost of goods sold in fiscal 2010, compared with losses of $134.6 million in fiscal 2009.

•	We recorded a foreign currency transaction loss of $32.4 million during fiscal 2010 compared with a loss of $131.8 million in fiscal 2009.

•

After the end of fiscal 2010, on June 30, 2010, certain environmental groups filed a lawsuit against the U.S. Army Corps of Engineers (the “Corps”) contesting its issuance of a federal wetlands permit for the extension of our South Fort Meade, Florida, phosphate rock mine into Hardee County (the “Hardee County Extension”). On July 1, 2010, the court issued a temporary restraining order (“TRO”) prohibiting the Corps and us from conducting activities in jurisdictional waters of the United States in reliance on the federal wetlands permit issued by the Corps. The TRO remains in effect through July 28, 2010 unless modified or extended by the court. The court also held a hearing on plaintiffs’ motion for a preliminary injunction on July 22, 2010. If a preliminary injunction is entered by the court and mining of the Hardee County Extension is not permitted, we expect that we will need to shut down, in whole or in part, mining activities at the South Fort Meade mine for an indefinite period of time, resulting in layoffs of employees, significant costs to suspend operations, idle plant costs and possible other adverse impacts on our Phosphates operations. We have included additional information about this lawsuit under “Environmental, Health and Safety Matters—Permitting” and in Note 21 of our Consolidated Financial Statements.

Fiscal 2009

Fiscal 2009 began with a continuation of the strong agricultural fundamentals and industry demand that prevailed from the latter part of fiscal 2007 and throughout fiscal 2008. In the latter part of the second quarter of fiscal 2009, we began to experience a rapid softening of the strong agricultural fundamentals and industry demand. The softening was due to a change in buyer sentiment resulting from, among other factors, lower grain and oilseed prices, a late North American harvest in the fall of 2008, a build-up of inventories in the distribution supply chain, the global economic slowdown and the re-calibration of the phosphate market to reflect lower raw material input costs. These market conditions caused phosphates selling prices to begin to decline sharply toward the end of the fiscal 2009 second quarter through the end of fiscal 2009. These factors also caused farmers to delay purchases of phosphates and potash crop nutrients in anticipation of reduced selling prices resulting in lower crop nutrient application rates during fiscal 2009.

Following dramatic increases during fiscal 2008 and into fiscal 2009 in market prices for ammonia and sulfur, as well as for phosphate rock purchased in world markets by non-integrated producers of finished phosphate crop nutrients, in the third quarter of fiscal 2009, market prices for phosphates’ raw materials began to significantly decrease. We were unable to realize the full benefit of the declining market prices for sulfur in our Phosphate segment’s results due to previous contractual commitments to purchase sulfur that we entered into before the significant price declines and finished goods inventory on hand at the beginning of fiscal 2009 that also included higher raw material costs, while selling prices for finished phosphate crop nutrients declined quickly in response to the decline in the market prices for raw materials.

Because of the lower demand for our products, we significantly reduced production volumes in both our Phosphate and Potash businesses in fiscal 2009. The lower demand and production had a significant adverse impact on our operating costs and results.

During fiscal 2009, we recorded lower of cost or market inventory write-downs of $383.2 million, primarily in our Phosphates segment, as a result of declining selling prices caused by the factors discussed above. These write-downs were necessary because the carrying cost of certain inventories exceeded our estimates of future selling prices less reasonably predictable selling costs. Our inventory balance in the Consolidated Balance Sheet at May 31, 2009, was impacted by $86.9 million which related to lower of cost or market write-downs.

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

We generated $1.2 billion in cash flow from operations and maintained a strong financial position with cash and cash equivalents of $2.7 billion as of May 31, 2009.

Fiscal 2008

Our net sales and gross margins in fiscal 2008 benefited from strong agricultural fundamentals that resulted in significant increases in crop nutrient prices driven by robust demand and tight market supplies. Market prices for phosphates were also driven by significant increases in the cost of key raw materials, including ammonia and sulfur and open-market prices for phosphate rock and phosphoric acid for non-integrated producers of finished phosphate crop nutrients that do not mine their own phosphate rock. The resulting upward pressure on the market price for finished phosphate crop nutrients more than offset our Phosphates business’ increased costs for raw materials in fiscal 2008, in part because of our competitive advantages as an integrated producer of both finished phosphate crop nutrients and phosphate rock, and from our investments in infrastructure for sourcing sulfur. The increases in potash prices were partially offset by increased Canadian resource taxes and royalties in our Potash segment due primarily to higher potash selling prices.

Also in fiscal 2008, we generated $2.5 billion in cash flow from operations. Our improved cash flow allowed us to fund the prepayment of $750.0 million of long-term debt resulting in a reduction in interest expense of $47.5 million.

Phosphates Net Sales and Gross Margin

The following table summarizes Phosphates net sales, gross margin, sales volumes and certain other information:

	Years Ended May 31			2010-2009			2009-2008
(in millions, except price per tonne or unit)	2010	2009	2008	Change	Percent		Change	Percent
Net sales:
North America	$1,330.5	$2,156.5	$2,332.4	$(826.0)	(38%	)	$(175.9)	(8%	)
International	3,400.6	5,253.4	5,144.6	(1,852.8)	(35%	)	108.8	2%

Total	4,731.1	7,409.9	7,477.0	(2,678.8)	(36%	)	(67.1)	(1%	)
Cost of goods sold	4,082.9	5,802.6	5,173.7	(1,719.7)	(30%	)	628.9	12%
Lower of cost or market write-down	-	377.4	-	(377.4)	NM		377.4	NM

Gross margin	$648.2	$1,229.9	$2,303.3	$(581.7)	(47%	)	$(1,073.4)	(47%	)

Gross margin as a percent of net sales	13.7%	16.6%	30.8%
Sales volume (in thousands of metric tonnes)
Crop Nutrients (a):
North America	2,855	2,254	3,731	601	27%		(1,477)	(40%	)
International	4,561	3,388	4,310	1,173	35%		(922)	(21%	)
Crop Nutrient Blends	2,181	1,971	3,139	210	11%		(1,168)	(37%	)
Feed Phosphates	619	572	951	47	8%		(379)	(40%	)
Other (b) :	818	764	956	54	7%		(192)	(20%	)

Total Phosphates Segment Tonnes (a)	11,034	8,949	13,087	2,085	23%		(4,138)	(32%	)

Average selling price per tonne:
DAP (FOB plant)	$327	$726	$510	$(399)	(55%	)	$216	42%
Crop Nutrient Blends (FOB destination)	396	634	460	(238)	(38%	)	174	38%
Average price per unit:
Ammonia (metric tonne)	$265	$524	$388	$(259)	(49%	)	$136	35%
Sulfur (long ton)	71	485	182	(414)	(85%	)	303	166%

(a)	Excludes tonnes sold by PhosChem for its other member.
(b)	Other volumes are primarily SSP, potash and urea sold outside of North America.

Fiscal 2010 compared to Fiscal 2009

The Phosphates segment’s net sales decreased to $4.7 billion in fiscal 2010, compared to $7.4 billion in fiscal 2009, primarily as a result of the significant decline in average selling prices resulting in a decrease in revenue of approximately $4.2 billion, partially offset by an increase in sales volumes resulting in an increase in revenue of approximately $1.9 billion.

Our average diammonium phosphate fertilizer (“DAP”) selling price was $327 per tonne in fiscal 2010, a decrease of $399 per tonne or 55% compared with fiscal 2009. The significant decline in selling prices was due to the factors discussed in the Overview. The selling price of crop nutrient blends also decreased but to a lesser extent than DAP due to the mix of potash and urea used in their production. The price of these materials did not decrease at the same rate as phosphates.

The Phosphates segment’s sales volumes were 11.0 million tonnes for fiscal 2010 compared to 8.9 million tonnes in fiscal 2009. Sales volumes increased due to the factors described in the Overview. Also, international sales volumes benefited from agreements to supply 1.8 million tonnes to Indian customers. Crop nutrient blends sales volumes increased due to the same factors noted for phosphates crop nutrients. However, the increase was partially offset by reduced sales volumes as a result of the sale of our distribution businesses in Thailand and Mexico in fiscal 2010, as well as lower Brazil sales volumes due to customers delaying purchases in the fourth quarter of fiscal 2010. We expect a higher percentage of blend products in our sales mix for the first quarter of fiscal 2011, which would reduce our margins.

We consolidate the results of PhosChem. Included in our results for fiscal 2010 is PhosChem revenue and cost of goods sold for its other member of $305 million compared with $700 million in fiscal 2009.

Gross margin for the Phosphates segment decreased from $1.2 billion in fiscal 2009 to $0.6 billion in fiscal 2010. The decline in gross margin was primarily due to the effects of significantly lower selling prices which had an unfavorable impact on gross margin of approximately $4.2 billion, partially offset by higher sales volumes and a decline in costs that favorably impacted gross margin by approximately $0.9 billion and $2.7 billion, respectively. The lower costs were primarily due to lower raw material costs for sulfur and ammonia and improved operating cost performance that was driven by higher North American phosphates concentrates production rates in fiscal 2010. Also impacting costs in fiscal 2010 were $0.4 billion in lower costs related to potash and nitrogen purchases that are used as raw materials in the production of our Crop Nutrient Blends. Fiscal 2009 results included a lower of cost or market inventory write-down of $377.4 million. Other factors affecting gross margin and costs are discussed below. As a result of these factors, gross margin as a percentage of net sales decreased to 14% in fiscal 2010 compared to 17% for the same period a year ago.

Lower sulfur and ammonia prices favorably impacted costs by approximately $2.1 billion in fiscal 2010. The average price for sulfur (North America) decreased to $71 per long ton in fiscal 2010 from $485 per long ton in fiscal 2009. The average price for ammonia decreased to $265 per tonne in fiscal 2010 from $524 per tonne in the same period a year ago. Sulfur and ammonia prices remained volatile throughout fiscal 2010. Market prices for sulfur ranged from a low in our first fiscal quarter of approximately $5 per long ton to a high of approximately $150 per long ton at the end of fiscal 2010. Market prices for ammonia ranged from a low in the first quarter of fiscal 2010 of approximately $180 per tonne to a high of approximately $450 per tonne early in the fourth quarter of fiscal 2010, then declined to approximately $370 per tonne at the end of fiscal 2010. We expect that the market price of sulfur will decline in the first quarter fiscal 2011 to a level in line with current international spot values of $90—$100 per tonne. In addition, the price of ammonia in July 2010 settled at $355 per tonne and we expect ammonia prices will exhibit less volatility during fiscal 2011. Our raw material costs typically flow through our Consolidated Statement of Earnings on a two to three month lag to market pricing. Therefore, in our first quarter of fiscal 2011, we will be selling product manufactured with raw material costs higher than current market pricing and our gross margin will be impacted.

Costs were also favorably impacted by net unrealized mark-to-market derivative gains, primarily on natural gas derivatives, which were $45.1 million in fiscal 2010 compared with losses, primarily on natural gas derivatives, of $79.1 million in fiscal 2009.

We increased the Phosphates segment’s North American production of crop nutrient dry concentrates and animal feed ingredients to 7.9 million tonnes in fiscal 2010 compared with 6.7 million tonnes for the same period a year ago. The increase in production was in response to the increased demand in fiscal 2010. Our phosphate rock production was 13.3 million tonnes during fiscal 2010, compared with 13.2 million tonnes in fiscal 2009.

We recorded a $51.2 million charge related primarily to the permanent closure of the Green Bay, Florida, concentrated phosphates plant and the South Pierce, Florida, phosphoric acid plant in the second quarter of fiscal 2010.

Fiscal 2009 compared to Fiscal 2008

The Phosphates segment’s net sales decreased slightly to $7.4 billion in fiscal 2009, compared to $7.5 billion in fiscal 2008 primarily as a result of a 32% decrease in sales volumes, resulting in a decrease in revenue of approximately $2.3 billion, partially offset by an increase in selling prices that increased revenue by approximately $2.0 billion.

In fiscal 2009, sales volumes declined to 8.9 million tonnes of phosphate crop nutrients and animal feed ingredients, compared with 13.1 million tonnes for fiscal 2008. Crop nutrient volumes to North American and International customers decreased due to the factors described in the Overview. Feed phosphate sales volumes declined primarily due to weak economics in the livestock industry and customers’ increasing use of an enzyme that can help optimize usage of phosphates-based animal feed ingredients.

Our average DAP selling price was $726 per tonne in fiscal 2009, an increase of $216 per tonne compared with fiscal 2008. The market DAP selling price began to decline sharply toward the end of the second quarter of fiscal 2009. This was due to the combined effects of several factors previously described in the Overview.

PhosChem revenue and cost of goods sold from sales for its other member were $700 million in fiscal 2009 compared with $492 million in fiscal 2008.

Gross margins for the Phosphates segment decreased from $2.3 billion in fiscal 2008 to $1.2 billion in fiscal 2009. Although an increase in selling prices favorably impacted the gross margin by approximately $2.1 billion, this was more than offset by lower sales volumes and an increase in costs that unfavorably impacted gross margin by approximately $0.6 billion and $2.6 billion, respectively. The increase in costs was due to the adverse effect of significantly lower phosphate production rates in fiscal 2009 and higher sulfur and ammonia raw material costs, which in part, triggered a lower of cost or market write-down of $377.4 million. Also impacting costs in fiscal 2009 were higher costs related to potash and nitrogen purchases that are used as raw materials in the production of our Crop Nutrient Blends. We recorded a lower of cost or market inventory write-down during fiscal 2009 because the carrying cost of ending inventories, which included higher sulfur and ammonia costs, exceeded our estimates of future selling prices less reasonably predictable selling costs. Other factors affecting gross margin and costs are described below. As a result of these factors gross margin as a percentage of net sales decreased to 17% in fiscal 2009 from 31% in fiscal 2008.

In fiscal 2009 higher sulfur and ammonia prices had a very unfavorable impact on costs. The average price for sulfur increased to $485 per long ton in fiscal 2009 from $182 per long ton in fiscal 2008. The average price for ammonia increased to $524 per tonne in fiscal 2009 from $388 per tonne in fiscal 2008. These raw material costs began to decline in the second half of fiscal 2009 due to lower demand for sulfur and lower natural gas input costs for ammonia as compared to earlier in fiscal 2009.

Costs were also unfavorably impacted by net unrealized mark-to-market derivative losses, primarily on natural gas derivatives, of $79.1 million in fiscal 2009 compared with a net gain of $29.6 million in fiscal 2008.

Our North American production of crop nutrient dry concentrates and animal feed ingredients was 6.7 million tonnes for fiscal 2009, compared to 8.9 million tonnes in fiscal 2008. We reduced our phosphate production in the second half of fiscal 2009 in response to a build-up of inventories in crop nutrient distribution channels and a decline in demand.

Our phosphate rock production was 13.2 million tonnes during fiscal 2009, compared with 15.8 million tonnes in fiscal 2008. The decrease in rock production was primarily due to reduced production of DAP and MAP.

Potash Net Sales and Gross Margin

The following table summarizes Potash net sales, gross margin, sales volumes and certain other information:

	Years Ended May 31,			2010-2009			2009-2008
(in millions, except price per tonne or unit)	2010	2009	2008	Change	Percent		Change	Percent
Net sales:
North America	$1,309.8	$1,387.9	$1,301.1	$(78.1)	(6%	)	$86.8	7%
International	864.3	1,429.3	950.1	(565.0)	(40%	)	479.2	50%

Total	2,174.1	2,817.2	2,251.2	(643.1)	(23%	)	566.0	25%
Cost of goods sold	1,139.5	1,311.3	1,397.9	(171.8)	(13%	)	(86.6)	(6%	)

Gross margin	$1,034.6	$1,505.9	$853.3	$(471.3)	(31%	)	$652.6	76%

Gross margin as a percent of net sales	47.6%	53.5%	37.9%
Sales volume (in thousands of metric tonnes)
Crop Nutrients (a):
North America	2,111	1,505	3,354	606	40%		(1,849)	(55%	)
International	2,739	2,564	4,151	175	7%		(1,587)	(38%	)

Total	4,850	4,069	7,505	781	19%		(3,436)	(46%	)
Non-agricultural	687	981	1,058	(294)	(30%	)	(77)	(7%	)

Total	5,537	5,050	8,563	487	10%		(3,513)	(41%	)

Average selling price per tonne:
MOP (b) (FOB plant)	$352	$521	$226	$(169)	(32%	)	$295	131%

(a)	Excludes tonnes related to a third-party tolling arrangement.
(b)	Our previously reported average selling price for MOP has been adjusted to eliminate intersegment transactions.

Fiscal 2010 compared to Fiscal 2009

The Potash segment’s net sales decreased to $2.2 billion in fiscal 2010, compared to $2.8 billion in fiscal 2009 due to a decrease in the average selling price that resulted in a decrease in revenue of approximately $0.9 billion. This was partially offset by improved sales volumes which resulted in an increase in revenue of approximately $0.2 billion.

The decline in selling prices was due to continued slow demand around the world in the first half of fiscal 2010. As a result of decreased selling prices, demand began to increase in the latter part of the third quarter and continued to grow into the fourth quarter of fiscal 2010.

The Potash segment’s sales volumes were 5.5 million tonnes for fiscal 2010, compared to 5.1 million tonnes in fiscal 2009. North American sales volumes increased due to an early spring planting season; however, the market remained soft by historical standards. International sales volumes decreased due to uncertain price trends as key customers have not executed long term contracts. Non-agricultural sales volumes decreased as one significant customer reduced its purchases in fiscal 2010.

Gross margin for the Potash segment decreased from $1.5 billion in fiscal 2009 to $1.0 billion in fiscal 2010. The decrease in gross margin was primarily due to a significant decrease in average MOP selling prices, which unfavorably impacted gross margin by approximately $0.9 billion. This adverse impact was partially offset by an increase in sales volumes and the effects of changes in product mix, which favorably impacted gross margin by approximately $0.2 billion and a $0.2 billion decrease in costs driven primarily by a reduction in Canadian resource taxes. Other factors affecting gross margin and costs are discussed below. As a result of these factors, gross margin as a percentage of net sales decreased to 48% in fiscal 2010 from 54% in fiscal 2009.

We incurred $127.9 million in Canadian resource taxes and royalties in fiscal 2010, compared to $415.5 million in fiscal 2009. The decline in Canadian resource taxes and royalties was due to lower profitability and the resource tax deduction related to significant capital expenditures, primarily related to the expansion of our potash mines.

Costs were also favorably impacted by net unrealized mark-to-market derivative gains, primarily on natural gas derivatives, of $27.6 million in fiscal 2010, compared with losses, primarily on natural gas derivatives, of $58.1 million in fiscal 2009.

We incurred $133.4 million in costs related to managing and mitigating the brine inflows at our Esterhazy mine during fiscal 2010, compared to $81.3 million in fiscal 2009. The increase in these costs was due to an elevated level of inflows in the first half of fiscal 2010 compared to fiscal 2009, which has since been successfully reduced. The rate of brine inflows at our Esterhazy mine varies over time and remains within the historical range that we have successfully managed since 1985. We are reimbursed a pro-rata share of operating and capital costs of our Esterhazy mine, including a portion of our costs for managing the brine inflows, under a tolling agreement. We believe the tolling agreement will expire in calendar 2011. In the event that we are unable to sell potash produced from the additional capacity that we expect will revert to us upon expiration of our obligations to supply potash under the tolling agreement, our future gross margin could be unfavorably impacted.

We reduced potash production to 5.2 million tonnes in fiscal 2010 from 5.9 million tonnes a year ago in response to the continued softness in the market compared to historical years. However, we increased our production rates in mid-February due to improved demand for potash.

Fiscal 2009 compared to Fiscal 2008

The Potash segment’s net sales increased to $2.8 billion in fiscal 2009 compared to $2.3 billion in fiscal 2008 due to a significant increase in potash selling prices that resulted in an increase in revenue of approximately $1.4 billion, offset by a decrease in sales volumes that resulted in a decrease in revenue of approximately $0.9 billion. Higher selling prices were sustained through the fiscal year, despite the sharp decline in sales volumes.

In fiscal 2009, sales volumes were 5.1 million tonnes, compared to 8.6 million tonnes in fiscal 2008. This significant decrease in volumes was primarily the result of a decline in demand due to a build-up of inventories in the distribution pipeline. Also, key Canpotex customers had not renewed their annual supply contracts in the latter part of fiscal 2009. In response to the build-up of inventories in the distribution channels and a decline in demand we significantly reduced potash production at our mines and plants in fiscal 2009.

Gross margin for the Potash segment increased to $1.5 billion in fiscal 2009 compared with $0.9 billion in fiscal 2008 primarily due to higher selling prices which had a favorable impact on the gross margin of approximately $1.4 billion. This was partially offset by significantly lower sales volumes and an increase in costs that unfavorably impacted gross margin by approximately $0.4 billion each. The increase in costs was primarily due to the adverse effect of significantly lower potash production rates in fiscal 2009. Other factors affecting gross margin and costs are discussed below. As a result of these factors, gross margin as a percentage of net sales increased to 54% in fiscal 2009 from 38% in fiscal 2008.

Included in fiscal 2009 costs were $415.5 million in Canadian resource taxes and royalties compared to $361.8 million in fiscal 2008. The increase in these taxes was a result of our increased profitability and increased potash selling prices.

Costs were also unfavorably impacted by net unrealized mark-to-market derivative losses, primarily on natural gas derivatives, included in cost of goods sold of $58.1 million in fiscal 2009 compared with a net gain of $3.5 million for the same period in the prior year.

We incurred $81.3 million in costs related to managing and mitigating the brine inflows at our Esterhazy mine during fiscal 2009, compared with $72.3 million in fiscal 2008.

Potash production was 5.9 million tonnes and 8.4 million tonnes for fiscal 2009 and 2008, respectively. We reduced potash production at our mines and plants beginning in the third quarter of fiscal 2009 in response to the decline in demand, including a build-up of inventories in crop nutrient distribution channels.

Other Income Statement Items

	Years ended May 31			2010-2009			2009-2008			Percent of Net Sales
(in millions)	2010	2009	2008	Change	Percent		Change	Percent		2010	2009		2008
Selling, general and administrative expenses	$360.3	$321.4	$323.8	$38.9	12%		$(2.4)	(1%	)	5%	3%		3%
Other operating expenses	62.2	44.4	30.0	17.8	40%		14.4	48%		1%	0%		0%
Interest expense	65.7	90.2	124.0	(24.5)	(27%	)	(33.8)	(27%	)	1%	1%		1%
Interest income	16.1	46.9	33.5	(30.8)	(66%	)	13.4	40%		0%	0%		0%

Interest expense, net	49.6	43.3	90.5	6.3	15%		(47.2)	(52%	)	1%	0%		1%
Foreign currency transaction loss	32.4	131.8	57.5	(99.4)	(75%	)	74.3	129%		0%	1%		1%
(Gain) on sale of equity method investment	-	(673.4)	-	673.4	NM		(673.4)	NM		0%	(7%	)	0%
Other (income)	(0.9)	(6.5)	(23.7)	(5.6)	86%		17.2	(73%	)	0%	0%		0%
Provision for income taxes	347.3	649.3	714.9	302.0	47%		(65.6)	(9%	)	5%	6%		7%
Equity in net (loss) earnings of nonconsolidated companies	(10.9)	100.1	124.0	(111.0)	NM		(23.9)	(19%	)	0%	1%		1%

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $360.3 million in fiscal 2010 compared to $321.4 million in fiscal 2009 and $323.8 million in fiscal 2008. The increase in selling, general and administrative expenses from fiscal 2009 to 2010 was primarily the result of increased incentive compensation accruals and external consulting fees related to strategic initiatives.

Foreign Currency Transaction Loss

In fiscal 2010, we recorded a foreign currency transaction loss of $32.4 million, compared to a loss of $131.8 million in fiscal 2009. The foreign currency transaction loss in fiscal 2010 was primarily the result of the effect of a weakening of the U.S. dollar relative to the Canadian dollar on significant U.S. dollar denominated intercompany receivables and cash held by our Canadian affiliates. The functional currency of most of our Canadian operations is the Canadian dollar.

In fiscal 2009, we recorded a foreign currency transaction loss of $131.8 million, which was primarily the result of the effect of a strengthening U.S. dollar relative to the Brazilian Real on significant U.S. dollar denominated payables in Brazil. The functional currency of our Brazilian operations is the Brazilian Real. The average value of the Brazilian Real decreased by 21% in fiscal 2009.

In fiscal 2008, we recorded a foreign currency transaction loss of $57.5 million which was mainly the result of the effect of a stronger Canadian dollar on large U.S. denominated assets held by our Canadian subsidiaries.

Gain on Sale of Equity Investment

We recorded a $673.4 million pre-tax gain on the sale of our equity method investment in Saskferco in fiscal 2009. For further discussion, refer to Note 9 of our Notes to Consolidated Financial Statements.

Provision for Income Taxes

Years Ended May 31	Effective Tax Rate	Provision for Income Taxes
2010	29.2%	$347.3
2009	22.3%	649.3
2008	26.7%	714.9

Income tax expense for fiscal 2010 was $347.3 million, an effective tax rate of 29.2%, on pre-tax income of $1.2 billion. Our income tax rate is impacted by the mix of earnings across the jurisdictions in which we operate and by a benefit associated with depletion. The effective tax rate was also unfavorably impacted by $53.0 million related to losses in non-U.S. subsidiaries for which we have not realized a tax benefit in fiscal 2010, which included $23.1 million related to the agreement with Vale for the anticipated sale of our investments in Fertifos and Fosfertil, and our Cubatão, Brazil facility.

Income tax expense for fiscal 2009 was $649.3 million, an effective tax rate of 22.3%, on pre-tax income of $2.9 billion. The fiscal 2009 effective tax rate was favorably impacted by $282.7 million related to foreign tax credits associated with a special dividend that was distributed from our non-U.S. subsidiaries to our U.S. subsidiaries. The effective tax rate was unfavorably impacted by $90.9 million due to losses in non-U.S. subsidiaries for which we have not realized a tax benefit in fiscal 2009.

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

Equity in Net Earnings of Non-Consolidated Companies

Equity in net earnings of non-consolidated companies was a loss of $10.9 million in fiscal 2010 compared with earnings of $100.1 million in fiscal 2009. The decrease in equity earnings in fiscal 2010 is primarily due to the sale of Saskferco Products ULC and losses from our investment in Fertifos and its subsidiary Fosfertil. The fiscal 2010 results do not include the equity earnings of Saskferco due to the sale of our investment on October 1, 2008. The losses from Fertifos S.A. were the result of a decrease in phosphate selling prices, higher costs of raw materials to produce phosphates, and an unfavorable foreign exchange impact. As discussed above, we have entered into agreements pursuant to which we expect to sell our investments in Fertifos and Fosfertil.

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

Recoverability of Long-Lived Assets

Management’s assessments of the recoverability and impairment tests of long-lived assets involve critical accounting estimates. These estimates require significant management judgment, include inherent uncertainties and are often interdependent; therefore, they do not change in isolation. Factors that management must estimate include, among others, industry and market conditions, the economic life of the asset, sales volume and prices, inflation, raw materials costs, cost of capital, foreign currency exchange rates, tax rates and capital spending. These factors are even more difficult to predict when global financial markets are highly volatile. The estimates we use when assessing the recoverability of non-current assets are consistent with those we use in our internal planning. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. If differing assumptions and estimates had been used in the current period, impairment charges could have resulted. As mentioned above, these factors do not change in isolation; and therefore, it is not practicable to present the impact of changing a single factor. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future impairment charges could result and could be material. Impairments generally would be non-cash charges.

Our Company faces many uncertainties and risks related to various economic, political and regulatory environments in the countries in which we operate. Refer to “Item 1A. Risk Factors” in Part I of our annual report on Form 10-K for fiscal 2010. As a result, management must make numerous assumptions which involve a significant amount of judgment when completing recoverability and impairment tests of non-current assets.

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

The carrying value of goodwill in our business segments, which are also our reporting units, is tested annually for possible impairment during the second quarter of each fiscal year We typically use an income approach valuation model, representing present value of future cash flows, to determine the fair value of a reporting unit. Growth rates for sales and profits are determined using inputs from our annual long-range planning process. The rates used to discount projected future cash flows reflect a weighted average cost of capital based on the Company’s industry, capital structure and risk premiums including those reflected in the current market capitalization. When preparing these estimates, management considers each reporting unit’s historical results, current operating trends, and specific plans in place. These estimates are impacted by variable factors including inflation, the general health of the economy and market competition. In addition, material events and circumstances that might be indicators of possible impairment are assessed during other interim periods. No goodwill impairment was indicated in the current fiscal year. Further, our market capitalization exceeded our net book value at the end of each quarter of fiscal year 2010. See Note 10 of our Notes to Consolidated Financial Statements for additional information regarding goodwill. As of May 31, 2010 we had $1.8 billion of goodwill.

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

Derivative Financial Instruments

We periodically enter into derivatives to mitigate our exposure to foreign currency risks and the effects of changing commodity and freight prices. All derivatives are recorded on the balance sheet at fair value. The fair value of these instruments is determined by using quoted market prices, third party comparables, or internal estimates. Changes in the fair value of the foreign currency, commodity, and freight derivatives are immediately recognized in earnings because we do not apply hedge accounting treatment to these instruments. See Notes 15 and 16 of our Notes to Consolidated Financial Statements for additional information regarding derivatives.

Inventories

We record inventory at lower of cost or market. Market values are defined as forecasted selling prices less reasonably predictable selling costs (net realizable value). Significant management judgment is involved in estimating future selling prices. Factors affecting forecasted selling prices include demand and supply variables. Examples of demand variables include grain and oilseed prices and stock-to-use ratios, and changes in inventories in the crop nutrient distribution channels. Examples of supply variables include forecasted prices of raw materials, such as phosphate rock, sulfur, ammonia, and natural gas, estimated operating rates and industry crop nutrient inventory levels. Results could differ materially if actual selling prices differ materially from forecasted selling prices. These factors do not change in isolation, and therefore, it is not practicable to present the impact of changing a single factor. Charges for lower of cost or market adjustments, if any, are recognized in our Consolidated Statements of Earnings in the period when there is evidence of a permanent decline of market value below cost. During fiscal 2010 no lower of cost or market inventory write-downs were indicated.

We allocate fixed expense to the costs of production based on normal capacity, which refers to a range of production levels and is considered the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Fixed overhead costs allocated to each unit of production should not increase due to abnormally low production. Those excess costs are recognized as a current period expense. When a production facility is completely shut down temporarily, it is considered “idle”, and all related expenses are charged to cost of goods sold.

Environmental Liabilities and Asset Retirement Obligations

We record accrued liabilities for various environmental and reclamation matters including the demolition of former operating facilities, and AROs.

Accruals for environmental matters are based primarily on third party estimates for the cost of remediation at previously operated sites and estimates of legal costs for ongoing environmental litigation. We regularly assess the likelihood of material adverse judgments or outcomes as well as potential ranges or probability of losses. We determine the amount of accruals required, if any, for contingencies after carefully analyzing each individual matter. Actual costs incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. As of May 31, 2010 and 2009, we had accrued $26.2 million and $27.6 million, respectively, for environmental matters.

We recognize AROs in the period in which we have an existing legal obligation, and the amount of the liability can be reasonably estimated. We utilize internal engineering experts as well as third-party consultants to assist management in determining the costs of retiring certain of our long-term operating assets. Assumptions and estimates reflect our historical experience and our best judgments regarding future expenditures. The assumed costs are inflated based on an estimated inflation factor and discounted based on a credit-adjusted risk-free rate. Fluctuations in the estimated costs (including those resulting from a change in environmental regulations), inflation rates and discount rates can have a significant impact on the amounts recorded on the Consolidated Balance Sheets. However, changes in the assumptions would not have a significant impact on the Consolidated Statements of Earnings. For closed facilities and phosphate mining land reclamation projects, fluctuations in the estimated costs, inflation and discount rates have an impact on the Consolidated Statements of Earnings. The phosphate mining land reclamation projects occur approximately at the same pace as the mining activity; as such, we determined that it is appropriate to capitalize an amount of asset retirement costs and allocate an equal amount to expense in the same accounting period. In addition, our closed facilities do not have a future economic life; therefore, any changes to those balances have an immediate impact on earnings. At May 31, 2010, $525.9 million was accrued for asset retirement obligations. A further discussion of our AROs can be found in Note 14 of our Notes to Consolidated Financial Statements.

Pension Plans and Other Postretirement Benefits

The accounting for benefit plans is highly dependent on valuation of pension assets and actuarial estimates and assumptions.

We have investments that require the use of management estimates to determine their valuation. These estimates include third-party comparables, net asset value as determined by fund managers, or other internal estimates. However, we believe that our defined benefit pension plans are well diversified with an asset allocation policy that provides the pension plans with the appropriate balance of investment return and volatility risk given the funded nature of the plans, our present and future liability characteristics and our long-term investment horizon. The primary investment objective is to provide that adequate assets are available to meet future liabilities. To accomplish this, we monitor and manage the assets of the plans to better insulate the portfolio from changes in interest rates that impact the assets and liabilities.

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

The judgments made in determining the costs of our benefit plans can impact our Consolidated Statements of Earnings. As a result, we use actuarial consultants to assist management in developing reasonable assumptions and cost estimates. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The effects of actual results differing from our assumptions are included as a component of other comprehensive income/(expense) as unamortized net gains and losses, which are amortized into the Consolidated Statements of Earnings over future periods. At May 31, 2010 and 2009, we had $213.1 million and $140.3 million, respectively, accrued for pension and other postretirement benefit obligations. We have included a further discussion of pension and other postretirement benefits in Note 18 of our Notes to Consolidated Financial Statements.

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

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing the relative impact of all the available positive and negative evidence regarding our forecasted taxable income using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. A valuation allowance will be recorded in each jurisdiction in which a deferred income tax asset is recorded when it is more likely than not that the deferred income tax asset will not be realized. In fiscal 2010, the Company adopted a new accounting pronouncement that amended the accounting for adjustments to uncertain tax positions established in connection with a business combination. Accordingly, changes in deferred tax asset valuation allowances established in our Combination will now impact income tax expense and not goodwill. Therefore, effective in the first quarter of fiscal year 2010, all changes in valuation allowances are reported in the current period tax expense. Prior to fiscal year 2010, increases in our valuation allowances were recorded as a charge to income tax expense. Conversely, deductions to the valuation allowances were recorded as either (i) a reduction to goodwill, if the reduction relates to purchase accounting valuation allowances, or (ii) in all other cases, with a reduction to income tax expense. As of May 31, 2010 and 2009, we had a valuation allowance of $157.1 million and $115.6 million, respectively. The recording of the change in the valuation allowance in fiscal years 2010 and 2009 was an adjustment to income tax expense.

The minimum threshold that a tax position must meet before a financial statement benefit is recognized is defined as a tax position that is “more likely than not” to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Future changes in judgment related to the expected ultimate resolution of uncertain tax positions will affect earnings in the quarter of such change. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our liabilities for income taxes reflect the most likely outcome. We adjust these liabilities, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position would usually require the use of cash. Based upon an analysis of tax positions taken on prior year returns and expected positions to be taken on the current year return, management has identified gross uncertain income tax positions of $228.8 million as of May 31, 2010.

We have not recorded U.S. deferred income taxes on certain of our non-U.S. subsidiaries’ undistributed earnings, as such amounts are intended to be reinvested outside the United States indefinitely. However, should we change our business and tax strategies in the future and decide to repatriate a portion of these earnings to one of our U.S. subsidiaries, including cash maintained by these non-U.S. subsidiaries, additional U.S. tax liabilities would be incurred. It is not practical to estimate the amount of additional U.S. tax liabilities we would incur.

We have included a further discussion of income taxes in Note 13 of our Notes to Consolidated Financial Statements.

Canadian Resource Taxes and Royalties

We pay Canadian resource taxes consisting of the Potash Production Tax and capital taxes. The Potash Production Tax is a Saskatchewan provincial tax on potash production and consists of a base payment and a profits tax. We also pay the greater of (i) a capital tax on the paid-up capital of our subsidiaries that own and operate our Saskatchewan potash mines or (ii) a percentage of the value of resource sales from our Saskatchewan mines and we pay capital tax in other Canadian provinces. In addition to the Canadian resource taxes, royalties are payable to the mineral owners in respect of potash reserves or production of potash. These resource taxes and royalties are recorded in cost of goods sold in our Consolidated Statements of Earnings. Our Canadian resource taxes and royalties expenses were $127.9 million, $415.5 million and $361.8 million for fiscal 2010, 2009 and 2008 respectively. As of May 31, 2010 and 2009, our Canadian resource taxes and royalties accruals were $33.9 million and $33.4 million, respectively, in our Consolidated Balance Sheets.

The profits tax is the most significant part of the Potash Production Tax. The profits tax is calculated on the potash content of each tonne sold (“K2O tonne”) from each Saskatchewan mine. A 15% tax rate applies to the first $59.25 (Canadian dollar) of profit per K2O tonne and a 35% rate applies to the additional profit per K2O tonne. Although all K2O tonnes sold by mine are used in calculating profit per K 2O tonne, the tax is applied to the lesser of (i) actual K2O tonnes sold or (ii) the average K2O tonnes sold for the years 2001 and 2002. As a result, the effective tax rate ranges from 13% to 35% at our three Canadian mines. The Potash Production Tax is calculated on a calendar year basis and the total expense for fiscal 2010 is based in part on forecasted profit per K2O tonne for calendar 2010. In calculating profit per K2O tonne for profits tax purposes, we deduct, among other operating expenses, a depreciation allowance with a majority of the depreciation allowance in calendar 2010 at a 120% rate of the capital expenditures made during the year. Therefore, the capital expenditures related to the potash mine expansions forecasted for calendar 2010 significantly reduces the calculated profit per K2O tonne and the resulting profit tax accrued as of May 31, 2010. This impact is expected to continue until the potash mine expansions are complete.

If differing assumptions and estimates had been used in the current period, including assumptions regarding future potash selling prices and sales volumes and forecasted capital expenditures, the accruals for Canadian resource taxes and royalties could have changed. These factors do not change in isolation; and therefore, it is not practicable to present the impact of changing a single factor.

Litigation

We are involved from time to time in claims and legal actions incidental to our operations, both as plaintiff and defendant. We have established what we currently believe to be adequate accruals for pending legal matters. These accruals are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as advice of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. Changes in accruals, both up and down, are part of the ordinary, recurring course of business, in which management, after consultation with legal counsel, is required to make estimates of various amounts for business and strategic planning purposes, as well as for accounting and Securities Exchange Act of 1934 reporting purposes. These changes are reflected in the reported earnings of the Company each quarter. The litigation accruals at any time reflect updated assessments of the probable and estimable losses for the resolution of the then-existing claims and legal actions. The final outcome or potential settlement of litigation matters could differ materially from the accruals which have been established by the Company.

Liquidity and Capital Resources

We define liquidity as the ability to generate adequate amounts of cash to meet current cash needs. We assess our liquidity in terms of our ability to fund working capital requirements, fund capital expenditures including expansion projects, and make payments on and refinance our indebtedness. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

We have significant liquidity and capital resources as of May 31, 2010 with approximately $2.5 billion in cash and cash equivalents, $8.7 billion of stockholders’ equity, long-term debt (less current maturities of approximately $15.2 million) of $1.2 billion and short-term debt of $83.1 million. Maturities of long-term debt within the next five years are $519.2 million.

Nearly all of our cash and cash equivalents are held in North America and are diversified in highly rated investment vehicles.

In July 2009, we replaced our prior senior secured revolving credit facility (the “Prior Credit Facility”) with a new unsecured three-year revolving credit facility in the amount of $500 million that matures in July 2012. The current facility is with a syndicate of 24 financial institutions and the maximum counterparty concentration is 8.2%. Other than letters of credit ($25.1 million at May 31, 2010), we have not drawn on this revolving credit facility.

Cash Requirements

We have certain contractual cash obligations that require us to make payments on a scheduled basis which include, among other things, long-term debt payments, interest payments, operating leases, unconditional purchase obligations, and funding requirements of pension and postretirement obligations. Our long-term debt, including estimated interest payments, that has maturities ranging from one year to 17 years is our largest contractual cash obligation. Our next largest cash obligations are our AROs and other environmental obligations primarily related to our Phosphates segment and finally, our unconditional purchase obligations. Unconditional purchase obligations are contracts to purchase raw materials such as sulfur, ammonia and natural gas. We expect to fund our AROs, purchase obligations, and capital expenditures with a combination of operating cash flows, cash and cash equivalents, and borrowings. See Off-Balance Sheet Arrangements and Obligations for the amounts owed by Mosaic under Contractual Cash Obligations below.

Sources and Uses of Cash

The following table represents a comparison of the net cash provided by operating activities, net cash used in investing activities, and net cash used in financing activities for fiscal 2010, 2009 and 2008:

	Years ended			2010 - 2009		2009 - 2008
(in millions)	May 31, 2010	May 31, 2009	May 31, 2008	$ Change	% Change	$ Change	% Change
Cash Flow
Net cash provided by operating activities	$1,356.0	$1,242.6	$2,546.6	$113.4	9%	$(1,304.0)	(51%)
Net cash used in investing activities	(866.3)	(81.6)	(341.6)	(784.7)	962%	260.0	(76%)
Net cash used in financing activities	(710.6)	(224.9)	(709.8)	(485.7)	216%	484.9	(68%)

As of May 31, 2010, we had cash and cash equivalents of $2.5 billion. Funds generated by operating activities, available cash and cash equivalents and our credit facilities continue to be our most significant sources of liquidity. We believe funds generated from the expected results of operations and available cash and cash equivalents will be sufficient to meet our operating needs and finance anticipated expansion plans and strategic initiatives in fiscal 2011. In addition, our credit facilities are available for additional working capital needs and investment opportunities. There can be no assurance, however, that we will continue to generate cash flows at or above current levels.

Operating Activities

Operating activities provided $1.4 billion of cash for fiscal 2010, an increase of $113.4 million compared to fiscal 2009. Operating cash flow was primarily driven by net earnings in fiscal 2010. In addition, significant changes in working capital related to a reduction in other current assets for U.S. income tax refunds received in the current year offset by a reduction in income tax payables in Canada.

Operating activities provided $1.2 billion of cash for fiscal 2009, a decrease of $1.3 billion compared to fiscal 2008. Operating cash flow was primarily driven by net earnings in fiscal 2009 partially offset by changes in working capital levels. The significant changes in working capital related to a reduction in accounts payable, an increase in other current assets, and a reduction in accounts receivable. Accounts payable decreased as a result of payments in the current fiscal year to finance our prior year Phosphates inventories and a reduction in costs for the raw materials used in our Phosphates segment. Other current assets increased as a result of estimated tax payments made in fiscal 2009 for which we expected a refund. Accounts receivable decreased as a result of lower sales volumes in the latter half of fiscal 2009.

Operating activities provided $2.5 billion of cash for fiscal 2008 primarily driven by net earnings in fiscal 2008.

Investing Activities

Investing activities used $866.3 million of cash for fiscal 2010, an increase of $784.7 million compared to fiscal 2009. The increase in net cash used in investing activities was mainly the result of proceeds of $745.7 million received from the sale of our investment in Saskferco included in the prior year partially offset by higher capital spending in fiscal 2010. Capital expenditures increased primarily due to the expansion projects in our Potash segment.

For fiscal 2011, we expect capital expenditures to increase primarily as a result of increased spending to fund our Potash expansion projects. Also, in the first quarter of fiscal 2011, as discussed in Note 25 to the Consolidated Financial Statements, we used cash of $385 million to purchase a 35% economic interest in a joint venture that owns the Miski Mayo Mine. We also anticipate receiving gross proceeds in excess of $1 billion for our minority interest in Fertifos and Fosfertil in fiscal 2011 as discussed in Note 24 to our Consolidated Financial Statements.

Investing activities used $81.6 million of cash for fiscal 2009, a decrease of $260.0 million compared to fiscal 2008. The decrease in cash used in investing activities was mainly the result of higher capital expenditures in fiscal 2009 partially offset by proceeds from the sale of our investment in Saskferco. Capital expenditures increased due to expansions, debottlenecking opportunities, and plant improvements in our Potash segment; and plant improvements and investments in energy savings and debottlenecking projects in our Phosphates segment.

Financing Activities

Net cash used in financing activities for fiscal 2010 was $710.6 million, an increase of $485.7 million compared to fiscal 2009. The primary reason for the increase in net cash used in financing activities in fiscal 2010 was the special dividend payment of $578.5 million in December 2009. This was partially offset by fewer payments made on debt as we reduced long-term debt in fiscal 2009.

Net cash used in financing activities for fiscal 2009 was $224.9 million, a decrease of $484.9 million compared to fiscal 2008. The primary reason for the decrease in cash used in financing activities in fiscal 2009 relates to fewer payments made on debt as we achieved our goal of reducing long-term debt.

Debt Instruments, Guarantees and Related Covenants

Our strong cash flows during fiscal 2008 and the latter part of fiscal 2007 allowed us to prepay $1 billion in debt from May 1, 2007 through December 31, 2007, achieving our goal of reducing our long-term debt and marking a key milestone toward our goal of obtaining an investment grade credit rating. In June and July 2008, three credit rating agencies that rate our 7-3/8% senior notes due 2014 and 7-5/8% senior notes due 2016 (“Senior Notes”) upgraded their ratings of the Senior Notes and other unsecured debt to investment grade status.1

[1]	A security rating is not a recommendation to buy, sell or hold securities. A security rating may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated separately from any other rating.

On July 29, 2009, Mosaic entered into a new unsecured three-year revolving credit facility of up to $500 million (the “Mosaic Credit Facility”). The Mosaic Credit Facility replaces our Prior Credit Facility entered into on February 18, 2005, as amended and restated, that included a revolving facility of up to $450 million. The Prior Credit Facility and related security interests were terminated contemporaneously with our entry into the Mosaic Credit Facility. Letters of credit outstanding under the Prior Credit Facility in the amount of approximately $21.9 million became letters of credit under the Mosaic Credit Facility. We repaid all other borrowings outstanding under the Prior Credit Facility, consisting of term loans in an aggregate principal amount of approximately $13.1 million, from general corporate funds on July 27, 2009. The maturity date of the Mosaic Credit Facility is July 29, 2012. See Note 11 of our Notes to Consolidated Financial Statements for additional information relating to our financing arrangements.

Financial Assurance Requirements

In addition to various operational and environmental regulations related to our Phosphates segment, we incur liabilities for reclamation activities under which we are subject to financial assurance requirements. In various jurisdictions in which we operate, particularly Florida and Louisiana, we are required to pass a financial strength test or provide credit support, typically in the form of surety bonds or letters of credit. See Other Commercial Commitments under Off-Balance Sheet Arrangements and Obligations for additional information about these requirements.

Off-Balance Sheet Arrangements and Obligations

Off-Balance Sheet Arrangements

In accordance with the definition under rules of the Securities and Exchange Commission (“SEC”), the following qualify as off-balance sheet arrangements:

•

certain obligations under guarantee contracts that have “any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“ASC 460-10-15-4”);

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

Information regarding guarantees that meet the above requirements is included in Note 17 of our Notes to Consolidated Financial Statements and is hereby incorporated by reference. We do not have any contingent interest in assets transferred, derivative instruments, or variable interest entities that qualify as off-balance sheet arrangements under SEC rules.

Contractual Cash Obligations

The following is a summary of our contractual cash obligations as of May 31, 2010:

	Total	Payments by Fiscal Year
(in millions)		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt	$1,260.8	$15.2	$46.3	$457.7	$741.6
Estimated interest payments on long-term debt (a)	659.5	92.5	179.6	161.6	225.8
Operating leases	130.7	39.5	52.5	25.1	13.6
Purchase commitments (b)	1,314.3	1,116.1	167.9	16.1	14.2
Pension and postretirement liabilities (c)	460.0	31.7	86.3	92.5	249.5

Total contractual cash obligations	$3,825.3	$1,295.0	$532.6	$753.0	$1,244.7

(a)	Based on interest rates and debt balances as of May 31, 2010.
(b)	Based on prevailing market prices as of May 31, 2010.
(c)

Fiscal 2011 pension plan payments are based on minimum funding requirements. For years thereafter, pension plan payments are based on expected benefits paid. The postretirement plan payments are based on projected benefit payments. The amounts have been adjusted to reflect the plan amendments on June 30, 2010, discussed in Note 18 to our Consolidated Financial Statements.

Other Commercial Commitments

The following is a summary of our other commercial commitments as of May 31, 2010:

	Total	Commitment Expiration by Fiscal Year
(in millions)		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Letters of credit	$30.2	$28.5	$1.7	$-	$-
Surety bonds	180.3	122.4	57.9	-	-

Total	$210.5	$150.9	$59.6	$-	$-

The surety bonds and letters of credit generally expire within one year or less but a substantial portion of these instruments provide financial assurance for continuing obligations and, therefore, in most cases, must be renewed on an annual basis. We primarily incur liabilities for reclamation activities and phosphogypsum stack system closure in our Florida and Louisiana operations where, in order to obtain necessary permits, we must either pass a test of financial strength or provide credit support, typically in the form of surety bonds or letters of credit. As of May 31, 2010, we had $154.3 million in surety bonds outstanding for mining reclamation obligations in Florida. We have letters of credit directly supporting mining reclamation activity of $1.9 million. The surety bonds generally require us to obtain a discharge of the bonds or to post additional collateral (typically in the form of cash or letters of credit) at the request of the issuer of the bonds.

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

Other Long-Term Obligations

The following is a summary of our other long-term obligations as of May 31, 2010:

	Total	Payments by Fiscal Year
(in millions)		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Asset retirement obligations (a)	$1,576.5	$85.6	$131.7	$120.4	$1,238.8

(a)

Represents the undiscounted, inflation adjusted estimated cash outflows required to settle the asset retirement obligations. The corresponding present value of these future expenditures is $525.9 million as of May 31, 2010, and is reflected in our accrued liabilities and other noncurrent liabilities in our Consolidated Balance Sheets.

As of May 31, 2010, we had contractual commitments from non-affiliated customers for the shipment of approximately 3.6 million tonnes of concentrated phosphates and 0.7 million tonnes of potash for fiscal 2011.

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

Income Tax Obligations

Uncertain tax positions as of May 31, 2010 of $228.8 million are not included in the other long-term obligations table presented above because the timing of the settlement of uncertain tax positions cannot be fully determined. For further discussion, refer to Note 13 of our Notes to Consolidated Financial Statements.

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

Foreign Currency Exchange Rates

We use financial instruments, including forward contracts, zero-cost collars and futures, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Consolidated Statements of Earnings and the Consolidated Statements of Cash Flows. One of the primary currency exposures relates to several of our Canadian entities, whose sales are denominated in U.S. dollars, but whose costs are paid principally in Canadian dollars, which is their functional currency. We generally hedge a portion of the currency risk exposure on anticipated cash inflows and outflows. Depending on the underlying exposure, such derivatives can create additional earnings volatility because we do not use hedge accounting. Gains or losses on these derivative contracts, both for open contracts at quarter end (unrealized) and settled contracts (realized), are recorded in either cost of goods sold or foreign currency transaction loss (gain).

Historically, we have financed Brazilian inventory purchases with U.S. dollar denominated liabilities. A weaker U.S. dollar relative to the Brazilian real has the impact of reducing these liabilities on a functional currency basis. When this occurs, an associated foreign currency transaction gain is recorded in non-operating income. A stronger U.S. dollar has the opposite effect. We generally hedge a portion of this currency exposure. Effective June 1, 2010, we started hedging a portion of our currency risk exposure on anticipated cash inflows and outflows similar to the process in Canada.

Our foreign currency exchange contracts do not qualify for hedge accounting; therefore, all gains and losses are recorded in the Consolidated Statements of Earnings. Gains and losses on foreign currency exchange contracts related to inventory purchases are recorded in cost of goods sold in the Consolidated Statements of Earnings. Gains or losses used to hedge changes in our financial position are included in the foreign currency transaction losses line in the Consolidated Statements of Earnings.

As discussed above, we have Canadian dollar, Brazilian real, and other foreign currency exchange contracts. As of May 31, 2010 and 2009, the fair value of all of our foreign currency exchange contracts were ($0.7) million and ($23.2) million, respectively. We recorded an unrealized loss of $6.9 million in cost of goods sold and recorded an unrealized gain of $30.6 million in foreign currency transaction gain (losses) in the Consolidated Statements of Earnings for fiscal 2010.

The table below provides information about Mosaic’s significant foreign exchange derivatives.

	As of May 31, 2010		As of May 31, 2009
(in millions)	Expected Maturity Date FY 2011	Fair Value	Expected Maturity Date FY 2010	Fair Value
Foreign Currency Exchange Forwards Canadian Dollar
Notional (million US$) - short	$237.1	$(1.7)	$130.0	$11.5
Weighted Average Rate - Canadian dollar to U.S. dollar	1.0376		1.1927
Foreign Currency Exchange Non-Deliverable Forwards Brazilian Real
Notional (million US$) - long		$-	$330.8	$(26.0)
Weighted Average Rate - Brazilian real to U.S. dollar			2.1594
Foreign Currency Exchange Futures Brazilian Real
Notional (million US$) - long		$-	$295.0	$(4.5)
Weighted Average Rate - Brazilian real to U.S. dollar			2.1078
Notional (million US$) - short		$-	$159.0	$2.6
Weighted Average Rate - Brazilian real to U.S. dollar			2.0387

Total Fair Value		$(1.7)		$(16.4)

Commodities

We use forward purchase contracts, swaps and three-way collars to reduce the risk related to significant price changes in our inputs and product prices.

Our commodities contracts do not qualify for hedge accounting; therefore, all gains and losses are recorded in the Consolidated Statements of Earnings. Gains and losses on commodities contracts are recorded in cost of goods sold in the Consolidated Statements of Earnings.

As of May 31, 2010 and 2009, the fair value of our commodities contracts were ($12.3) million and ($91.2) million, respectively. We recorded an unrealized gain of $79.6 million in cost of goods sold on the Consolidated Statements of Earnings in fiscal 2010.

Our primary commodities exposure relates to price changes in natural gas.

The table below provides information about Mosaic’s natural gas derivatives which are used to manage the risk related to significant price changes in natural gas.

	As of May 31, 2010				As of May 31, 2009
	Expected Maturity Date				Expected Maturity Date
(in millions)	FY 2011	FY 2012	FY 2013	Fair Value	FY 2010	FY 2011	Fair Value
Natural Gas Swaps
Notional (million MMBtu) - long	8.4	3.5	0.8	$(1.9)	4.4		$(9.1)
Weighted Average Rate (US$/MMBtu)	$4.50	$5.13	$5.18		$5.98
Notional (million MMBtu) - short					4.2		$5.1
Weighted Average Rate (US$/MMBtu)					$4.47
Natural Gas 3-Way Collars
Notional (million MMBtu)	4.0			$(10.4)	24.0	4.0	$(87.2)
Weighted Average Call Purchased	$7.39				$8.74	$7.19
Rate (US$/MMBtu)
Weighted Average Call Sold	$9.86				$11.43	$9.60
Rate (US$/MMBtu)
Weighted Average Put Sold	$6.52				$7.65	$6.34
Rate (US$/MMBtu)

Total Fair Value				$(12.3)			$(91.2)

Overall, there have been no material changes in our primary risk exposures since the prior year. We do not expect any material changes in our primary risk exposures; however, during fiscal year 2010 we changed the manner in which market risks are managed for certain currencies. We now use a cash flow based approach to managing market risks. For additional information related to derivatives, see Notes 15 and 16 of our Notes to Consolidated Financial Statements.

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

We have expended, and anticipate that we will continue to expend, substantial financial and managerial resources to comply with EHS standards and continue to improve our environmental stewardship. In fiscal 2011, we expect environmental capital expenditures to total approximately $103 million, primarily related to: (i) modification or construction of waste management, water treatment areas and water treatment systems; (ii) construction and modification projects associated with phosphogypsum stacks (“Gypstacks”) and clay settling ponds at our Phosphates facilities and tailings management areas for our Potash mining and processing facilities; (iii) upgrading or new construction of air pollution control equipment at some of the concentrates plants; and (iv) capital projects associated with remediation of contamination at current or former operations. Additional expenditures for land reclamation, Gypstack closure and water treatment activities are expected to total approximately $85 million in fiscal 2011. In fiscal 2012, we estimate environmental capital expenditures will be approximately $86 million and expenditures for land reclamation activities, Gypstack closure and water treatment activities are expected to be approximately $82 million. No assurance can be given that greater-than-anticipated EHS capital expenditures or land reclamation, Gypstack closure or water treatment expenditures will not be required in fiscal 2011 or in the future.

Operating Requirements and Impacts

Permitting. We hold numerous environmental, mining and other permits or approvals authorizing operation at each of our facilities. Our ability to continue operations at a facility could be materially affected by a government agency decision to deny or delay issuing a new or renewed permit or approval, to revoke or substantially modify an existing permit or approval, to substantially change conditions applicable to a permit modification, or by legal actions that successfully challenge our permits.

Expansion of our operations or extension of operations into new areas is also predicated upon securing the necessary environmental or other permits or approvals. We have been engaged in, and over the next several years will be continuing, efforts to obtain permits in support of our anticipated Florida mining operations at certain of our properties. For years, we have successfully permitted mining properties and anticipate that we will be able to permit these properties as well.

A denial of our permits, the issuance of permits with cost-prohibitive conditions, substantial delays in issuing key permits, legal actions that prevent us from relying on permits or revocation of permits can prevent or delay our mining at the affected properties and thereby materially affect our business, results of operations, liquidity or financial condition:

•

In fiscal 2009, in connection with our efforts to permit the Altman Extension (the “Altman Extension”) of our Four Corners, Florida, phosphate rock mine, environmental groups for the first time filed a lawsuit in federal court against the U.S. Army Corps of Engineers (the “Corps”) with respect to its issuance of a federal wetlands permit. Although this lawsuit remains ongoing, the federal wetlands permit issued by the Corps remains in effect and mining on the Altman Extension has commenced and is continuing. We expect that the permit will be upheld and that mining will continue in the ordinary course of business.

Delays in receiving a federal wetlands permit from the Corps impacted the scheduled progression of mining activities for the Hardee County Extension of our South Fort Meade, Florida, phosphate rock mine. As a result, we began to experience idle time with a portion of our mining equipment at the mine in the latter part of fiscal 2010. On June 14, 2010, the Corps issued the federal wetlands permit. We subsequently initiated site preparation activities to begin mining the Hardee County Extension.

On June 30, 2010, certain environmental groups filed a lawsuit against the Corps contesting its issuance of the federal wetlands permit, alleging that the issuance of the permit by the Corps violates several federal laws relating to the protection of the environment and was arbitrary, capricious, an abuse of discretion, and otherwise not in accordance with law. On July 1, 2010, the court issued the TRO prohibiting the Corps and us from conducting activities in jurisdictional waters of the United States in reliance on the federal wetlands permit issued by the Corps. The TRO remains in effect through July 28, 2010 unless modified or extended by the court. The court also held a hearing on plaintiffs’ motion for a preliminary injunction on July 22, 2010. We anticipate receiving a ruling from the Court on the motion for preliminary injunction prior to the expiration of the TRO. We believe that the plaintiffs’ claims are without merit and intend to vigorously defend the Corps issuance of the federal wetlands permit for the Hardee County Extension.

Without the federal wetlands permit for the Hardee County Extension, mining at the South Fort Meade mine cannot continue without adverse consequences. Three of the mine’s four draglines that are used to extract phosphate rock have exhausted available reserves in Polk County and are now idled awaiting access to the new reserves in Hardee County. The remaining dragline is engaged in minimal phosphate rock extraction from low-yield reserves. Output from the single remaining dragline cannot economically support the operating costs of the mine.

If a preliminary injunction is entered by the court and mining of the Hardee County Extension is not permitted, we expect that we will need to shut down, in whole or in part, mining activities at the South Fort Meade mine for an indefinite period of time, resulting in significant costs to suspend operations and idle plant costs. In addition, our Phosphates segment’s other mining operations are currently operating at or near capacity with no opportunity for meaningful production increases. The annual production of concentrated phosphates from the phosphate rock production that may be lost from the South Fort Meade mine is estimated to be almost 3.2 million tonnes. Accordingly, loss of production from the South Fort Meade mine could also adversely impact the operation of our concentrated phosphate plants, with operating rates and sales volumes potentially impacted as early as the fourth quarter of fiscal 2011 and potential further layoffs of employees. In addition to the loss of production of phosphate rock and concentrated phosphates, we anticipate that a preliminary injunction could result in the indefinite closure or significant reduction of production at our concentrated phosphates plants, causing additional layoffs and significant costs and other potential adverse effects on us.

In addition to adverse effects on us, our employees, and the state and local economies, a loss of production from the South Fort Meade mine would also cause a dramatic reduction in annual U.S. phosphate rock production, which could ultimately influence global fertilizer markets, creating product shortages and potential price increases, and could play a significant role in causing another spike in agricultural commodity prices similar to market conditions in 2008.

While we intend to explore possibilities for mitigating the adverse effects if the court issues a preliminary injunction, our ability to successfully develop and implement mitigation plans is uncertain, and we expect that an interruption to the production at the South Fort Meade mine could significantly affect our future results of operations and reduce our future cash flows from operations, and, in the longer term, potentially adversely affect our liquidity and capital resources.

•

In addition, in Florida, local community participation has become an increasingly important factor in the permitting process for mining companies, and various local counties and other parties in Florida have in the past and continue to file lawsuits challenging the issuance of some of the permits we require. These actions can significantly delay permit issuance.

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

During the life of the tailings management areas, clay settling ponds and Gypstacks, we have incurred and will continue to incur significant costs to manage our potash and phosphate residual materials in accordance with environmental laws and regulations and with permit requirements. Additional legal and permit requirements will take effect when these facilities are closed. We have recorded significant asset retirement obligations in accordance with FASB Accounting Standards Codification (“ASC”) 415 with respect to the Phosphates business.

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

In connection with the closure plans for potash facilities discussed above, we obtained approval to post financial assurance in the amount of approximately CAD $1.5 million (equivalent to approximately USD $1.4 million at May 31, 2010), an amount which is intended to grow by the estimated time of closure in approximately 70 to 100 years to an amount that would fully fund the closure liability. The government is now proposing that industry increase the amount to as much as 30% of full funding. We do not believe that compliance with any such additional funding requirement, if adopted by the government, would have a material effect on our results of operations, liquidity or capital resources in the foreseeable future.

Climate Change Regulation

Various governmental initiatives to limit greenhouse gas emissions are under way or under consideration around the world. These initiatives could restrict our operating activities, require us to make changes in our operating activities that would increase our operating costs, reduce our efficiency or limit our output, require us to make capital improvements to our facilities, increase our energy, raw material and transportation costs or limit their availability, or otherwise adversely affect our results of operations, liquidity or capital resources, and these effects could be material to us.

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

Governmental greenhouse gas emission initiatives include among others:

•	Initiatives in the United States:

•

EPA Regulations. In December 2009, the U.S. Environmental Protection Agency (“EPA”) finalized its previously proposed Endangerment Finding under the Clean Air Act that motor vehicles are sources of greenhouse gases that are reasonably anticipated to endanger public health and welfare. Subsequently, on May 13, 2010, the EPA issued its final Prevention of Significant Deterioration (“PSD”) and Title V Greenhouse Gas Tailoring Rule (the “Tailoring Rule”). Under the Tailoring Rule, (i) beginning in January 2011, sources that are currently subject to the PSD requirements that undergo modifications that increase their greenhouse gas emissions by 75,000 short tons per year will be subject to PSD permitting requirements for greenhouse gas emissions and (ii) beginning in July 2011, new projects that are not otherwise subject to the PSD requirements will become subject to PSD requirements if they emit greenhouse gas emissions of more than 100,000 short tons per year. We do not believe the Tailoring Rule will have a material effect on our results of operations, liquidity or capital resources.

The EPA has also adopted a greenhouse gas reporting rule that requires us to report certain aspects of our greenhouse gas emissions. We do not anticipate that compliance with this rule will have a material effect on our results of operations, liquidity or capital resources.

•

Congressional Legislation. The U.S. House of Representatives has passed legislation that would establish a comprehensive program to reduce greenhouse gas emissions. This legislation could mandate increased use of renewable energy sources, increased energy efficiency, and an economy-wide emission cap and trade program. Many other bills have been introduced both in the U.S. House of Representatives and the U.S. Senate. We cannot predict when or whether legislation will be enacted, or what the final requirements might be.

•

State Initiatives. The Florida Department of Environmental Protection (“FDEP”) is conducting rulemaking proceedings to develop a greenhouse gas cap and trade regulatory program applicable to electric utilities. Some public documents and discussions that are part of the FDEP’s rulemaking process have considered our Phosphates’ business segment’s electricity cogeneration facilities to be includable in such a regulatory program. We cannot predict when or whether these or other state or regional initiatives will establish a regulatory program applicable to our operations or that affects the supply and demand for energy or natural gas, or what the final requirements will be. In addition, we cannot predict whether the federal legislation described above, if enacted, will preempt the state or regional programs or leave them in place.

Our continuing focus on operational excellence in our Phosphates business segment is helping us reduce our indirect greenhouse gas emissions. For example, normal chemical processes in our U.S. Phosphates’ operations generate heat that can be captured and converted into electricity to replace some of the electricity we currently purchase. We already have waste heat recovery systems that generate a portion of our U.S. Phosphates’ electricity needs and are continuing waste heat recovery initiatives that will deliver significant additional energy savings. These initiatives, along with energy efficiency and conservation measures, are intended to offset most or all of our U.S. Phosphates’ electricity purchases and are expected to significantly reduce the indirect greenhouse gas emissions associated with our Phosphates business.

•

Initiatives in Canada—Kyoto Protocol. In December 2002, the Prime Minister of Canada ratified the Kyoto Protocol, committing Canada to reduce its greenhouse gas emissions on average to six percent below 1990 levels through the first commitment period (2008-2012). Developments in Canada’s efforts to reduce greenhouse gases include:

•

In March 2008, Canada announced a new Climate Change Plan for Canada which established a target of reducing greenhouse gases 20% from 2006 levels by 2020. In May 2009, the Minister of Environment indicated implementation may be delayed to assure sufficient alignment with the evolving approach in the U.S. to avoid trade sanctions.

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

•

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

Operating Impacts Due to Climate Change. The prospective impact of potential climate change on our operations and those of our customers and farmers remains uncertain. Some scientists have hypothesized that the impacts of climate change could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels and that these changes could be severe. These impacts could vary by geographic location. Severe climate change could impact our costs and operating activities, the location and cost of global grain and oilseed production, and the supply and demand for grains and oilseeds. At the present time, we cannot predict the prospective impact of potential climate change on our results of operations, liquidity or capital resources, or whether any such effects could be material to us.

Water Quality Regulations for Nutrient Discharges in Florida. In January 2010, the EPA proposed a rule that would impose numeric criteria for the discharge of nitrogen and/or phosphorous into Florida lakes and streams. The rule proposal is pursuant to the EPA’s settlement of litigation brought by environmental organizations in the U.S. District Court for the Northern District of Florida. The EPA’s proposed criteria would limit the discharge of nitrogen and/or phosphorous into Florida lakes and streams, and these levels could require us and other entities to control or limit these discharges substantially below current levels. We are evaluating the impact of the proposed criteria on our operations and have submitted extensive comments to the EPA on the proposed rule. We cannot predict whether the EPA will finalize a numeric nutrient criteria rule, what the final terms of such a rule would be, whether prospective compliance with such a rule would adversely affect our results of operations, liquidity or capital resources, or whether any such adverse effects could be material to us.

Remedial Activities

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as CERCLA or the Superfund law, and state analogues, impose liability, without regard to fault or to the legality of a party’s conduct, on certain categories of persons who have disposed of “hazardous substances” at a third-party location. Under Superfund, or its various state analogues, one party may be responsible for the entire site, regardless of fault or the locality of its disposal activity. We have contingent environmental remedial liabilities that arise principally from three sources which are further discussed below: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites where we have disposed of hazardous materials. Taking into consideration established accruals for environmental remedial matters of approximately $26.2 million as of May 31, 2010, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites.

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

Additional Information

For additional information about phosphate mine permitting in Florida, our environmental liabilities, the environmental proceedings in which we are involved, our asset retirement obligations related to environmental matters, and our related accounting policies, see Environmental Liabilities and Asset Retirement Obligations under Critical Accounting Estimates above and Notes 2, 14, and 21 of our Notes to Consolidated Financial Statements.

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

•

further developments in the lawsuit involving the federal wetlands permit for the Hardee County Extension, including orders, rulings, injunctions or other actions by the court or actions by the plaintiffs, the Army Corps of Engineers or others in relation to the lawsuit, and any actions the Company may identify and implement in an effort to mitigate the effects of the lawsuit;

•	other difficulties or delays in receiving, or increased costs of obtaining or satisfying conditions of, required governmental and regulatory approvals including permitting activities;

•	changes in the governmental regulation that applies to our operations, including the possibility of further federal or state legislation or regulatory action affecting greenhouse gas emissions;

•	the financial resources of our competitors, including state-owned and government-subsidized entities in other countries;

•	provisions in the agreements governing our indebtedness that limit our discretion to operate our business and require us to meet specified financial tests;

•	adverse changes in the ratings of our securities and changes in availability of funds to us in the financial markets;

•	the possibility of defaults by our customers on trade credit that we extend to them or on indebtedness that they incur to purchase our products and that we guarantee;

•	any significant reduction in customers’ liquidity or access to credit that they need to purchase our products;

•	rates of return on, and the investment risks associated with, our cash balances;

•	the effectiveness of our risk management strategy;

•	the effectiveness of the processes we put in place to manage our significant strategic priorities, including the expansion of our Potash business;

•	actual costs of asset retirement, environmental remediation, reclamation and other environmental obligations differing from management’s current estimates;

•	the costs and effects of legal proceedings and regulatory matters affecting us including environmental and administrative proceedings;

•	the success of our efforts to attract and retain highly qualified and motivated employees;

•	strikes, labor stoppages or slowdowns by our work force or increased costs resulting from unsuccessful labor contract negotiations;

•

accidents involving our operations, including brine inflows at our Esterhazy, Saskatchewan potash mine as well as potential inflows at our other shaft mines, and potential fires, explosions, seismic events or releases of hazardous or volatile chemicals;

•	terrorism or other malicious intentional acts;

•	other disruptions of operations at any of our key production and distribution facilities, particularly when they are operating at high operating rates;

•	changes in antitrust and competition laws or their enforcement;

•	actions by the holders of controlling equity interests in businesses in which we hold a noncontrolling interest;

•

Cargill’s majority ownership and representation on Mosaic’s Board of Directors and its ability to control Mosaic’s actions, and the possibility that it could either increase or decrease its ownership in Mosaic; and

•	other risk factors reported from time to time in our Securities and Exchange Commission reports.

Material uncertainties and other factors known to us are discussed in Item 1A, “Risk Factors,” of our annual report on Form 10-K for the fiscal year ended May 31, 2010 and incorporated by reference herein as if fully stated herein.

We base our forward-looking statements on information currently available to us, and we undertake no obligation to update or revise any of these statements, whether as a result of changes in underlying factors, new information, future events or other developments.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

The Mosaic Company:

We have audited the accompanying consolidated balance sheets of The Mosaic Company and subsidiaries as of May 31, 2010 and 2009, and the related consolidated statements of earnings, equity, and cash flows for each of the years in the three-year period ended May 31, 2010. In connection with our audits of the consolidated financial statements, we have also audited financial statement Schedule II—Valuation and Qualifying Accounts. We also have audited The Mosaic Company’s internal control over financial reporting as of May 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Mosaic Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on The Mosaic Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Mosaic Company and subsidiaries as of May 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2010, in conformity with U.S. generally accepted accounting principles. In our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth there in. Also in our opinion, The Mosaic Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Minneapolis, Minnesota

July 22, 2010

Consolidated Statements of Earnings

In millions, except per share amounts

	Years Ended May 31,
	2010	2009	2008
Net sales	$6,759.1	$10,298.0	$9,812.6
Cost of goods sold	5,065.8	7,148.1	6,652.1
Lower of cost or market write-down	-	383.2	-

Gross margin	1,693.3	2,766.7	3,160.5
Selling, general and administrative expenses	360.3	321.4	323.8
Other operating expenses	62.2	44.4	30.0

Operating earnings	1,270.8	2,400.9	2,806.7
Interest expense, net	49.6	43.3	90.5
Foreign currency transaction loss	32.4	131.8	57.5
(Gain) on sale of equity investment	-	(673.4)	-
Other (income)	(0.9)	(6.5)	(23.7)

Earnings from consolidated companies before income taxes	1,189.7	2,905.7	2,682.4
Provision for income taxes	347.3	649.3	714.9

Earnings from consolidated companies	842.4	2,256.4	1,967.5
Equity in net (loss) earnings of nonconsolidated companies	(10.9)	100.1	124.0

Net earnings including non-controlling interests	831.5	2,356.5	2,091.5
Less: Net earnings attributable to non-controlling interests	4.4	6.3	8.7

Net earnings attributable to Mosaic	$827.1	$2,350.2	$2,082.8

Basic net earnings per share attributable to Mosaic	$1.86	$5.29	$4.70

Basic weighted average number of shares outstanding	445.1	444.3	442.7

Diluted net earnings per share attributable to Mosaic	$1.85	$5.27	$4.67

Diluted weighted average number of shares outstanding	446.6	446.2	445.7

See Accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheets

In millions, except per share amounts

	May 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$2,523.0	$2,703.2
Receivables, net	599.6	582.5
Receivables due from Cargill, Incorporated and affiliates	15.2	15.1
Inventories	1,002.3	1,125.9
Deferred income taxes	115.7	205.4
Assets and investments held for sale	399.6	-
Other current assets	319.4	675.7

Total current assets	4,974.8	5,307.8
Property, plant and equipment, net	5,465.6	4,899.3
Investments in nonconsolidated companies	54.7	357.8
Goodwill	1,763.2	1,734.1
Deferred income taxes	305.9	262.3
Other assets	143.5	114.9

Total assets	$12,707.7	$12,676.2

Liabilities and Equity
Current liabilities:
Short-term debt	$83.1	$92.7
Current maturities of long-term debt	15.2	43.3
Accounts payable	552.5	371.7
Trade accounts payable due to Cargill, Incorporated and affiliates	14.2	11.9
Cargill prepayments and accrued liabilities	3.0	5.9
Accrued liabilities	602.4	703.9
Accrued income taxes	0.1	327.6
Deferred income taxes	33.4	64.8

Total current liabilities	1,303.9	1,621.8
Long-term debt, less current maturities	1,245.6	1,256.5
Deferred income taxes	501.7	456.6
Other noncurrent liabilities	908.1	826.1
The Mosaic Company stockholders’ equity:
Preferred stock, $0.01 par value, 15,000,000 shares authorized, none issued and outstanding as of May 31, 2010 and 2009	-	-
Common stock, $0.01 par value, 700,000,000 shares authorized:
Class B common stock, none issued and outstanding as of May 31, 2010 and 2009	-	-
Common stock, 445,439,994 and 444,513,300 shares issued and outstanding as of May 31, 2010 and May 31, 2009, respectively	4.5	4.4
Capital in excess of par value	2,523.0	2,483.8
Retained earnings	5,905.3	5,746.2
Accumulated other comprehensive income	289.4	258.6

Total Mosaic stockholders’ equity	8,722.2	8,493.0
Non-controlling interests	26.2	22.2

Total equity	8,748.4	8,515.2

Total liabilities and equity	$12,707.7	$12,676.2

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

In millions, except per share amounts

	Years Ended May 31,
	2010	2009	2008
Cash Flows from Operating Activities
Net earnings including non-controlling interests	$831.5	$2,356.5	$2,091.5
Adjustments to reconcile net earnings including non-controlling interests to net cash provided by operating activities:
Depreciation, depletion and amortization	445.0	360.5	358.1
Lower of cost or market write-down	-	383.2	-
Deferred income taxes	51.1	(138.9)	140.7
Equity in net loss (earnings) of nonconsolidated companies, net of dividends	12.8	(68.4)	10.3
Accretion expense for asset retirement obligations	29.6	34.4	26.5
Stock-based compensation expense	23.5	22.5	18.5
Unrealized loss (gain) on derivatives	(103.3)	166.2	(14.8)
Gain on sale of equity investment	-	(673.4)	-
Proceeds from Saskferco note receivable	-	51.1	-
Excess tax benefits related to stock option exercises	(3.3)	(6.5)	(52.5)
Gain on sale of investment	-	-	(24.6)
Other	1.8	0.8	7.0
Changes in assets and liabilities:
Receivables, net	(38.3)	335.5	(423.4)
Inventories, net	92.0	(178.7)	(547.1)
Other current assets and noncurrent assets	278.0	(480.3)	(21.1)
Accounts payable	156.8	(686.8)	522.9
Accrued liabilities and income taxes	(387.2)	(44.4)	348.4
Other noncurrent liabilities	(34.0)	(190.7)	106.2

Net cash provided by operating activities	1,356.0	1,242.6	2,546.6
Cash Flows from Investing Activities
Capital expenditures	(910.6)	(781.1)	(372.1)
Proceeds from sale of equity investment	-	745.7	-
Proceeds from sale of businesses	17.6	-	7.9
Restricted cash	22.8	(29.7)	(1.2)
Proceeds from sale of cost investment	-	-	24.6
Investments in nonconsolidated companies	-	(17.3)	(8.1)
Other	3.9	0.8	7.3

Net cash (used in) investing activities	(866.3)	(81.6)	(341.6)
Cash Flows from Financing Activities
Payments of short-term debt	(334.2)	(401.4)	(641.9)
Proceeds from issuance of short-term debt	324.6	366.7	633.7
Payments of long-term debt	(43.7)	(108.8)	(801.0)
Proceeds from issuance of long-term debt	2.1	0.1	2.0
Payment of tender premium on debt	(5.7)	-	-
Proceeds from stock options exercised	12.5	4.6	57.2
Dividend paid to minority shareholder	(1.5)	(3.7)	(12.3)
Excess tax benefits related to stock option exercises	3.3	6.5	52.5
Cash dividends paid	(668.0)	(88.9)	-

Net cash (used in) financing activities	(710.6)	(224.9)	(709.8)
Effect of exchange rate changes on cash	40.7	(193.6)	44.9

Net change in cash and cash equivalents	(180.2)	742.5	1,540.1
Cash and cash equivalents—beginning of period	2,703.2	1,960.7	420.6

Cash and cash equivalents—end of period	$2,523.0	$2,703.2	$1,960.7

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Equity

In millions, except per share amounts

	Shares	Mosaic Shareholders
		Dollars
	Common Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interests	Total Equity
Balance as of May 31, 2007	440.8	$4.4	$2,318.0	$1,402.6	$458.9	$22.3	$4,206.2
Net earnings, including non-controlling interest	-	-	-	2,082.8	-	10.6	2,093.4
Foreign currency translation adjustment, net of tax of $7.2 million	-	-	-	-	318.5	2.8	321.3
Net actuarial gain, net of tax of $7.9 million	-	-	-	-	13.2		13.2

Comprehensive income for 2008						13.4	2,427.9
Stock option exercises	3.1	-	57.2	-	-		57.2
Amortization of stock based compensation	-	-	18.5	-	-		18.5
Contributions from Cargill, Inc.			4.6				4.6
Dividends for non-controlling interests	-	-	-	-	-	(12.3)	(12.3)
Tax benefits related to stock option exercises	-	-	52.5	-	-		52.5

Balance as of May 31, 2008	443.9	4.4	2,450.8	3,485.4	790.6	23.4	6,754.6
Adoption of FAS 158 measurement date, net of tax of $0.2 million	-	-	-	(0.5)	-	-	(0.5)

Beginning balance, as adjusted	443.9	4.4	2,450.8	3,484.9	790.6	23.4	6,754.1
Net earnings, including non-controlling interest	-	-	-	2,350.2	-	6.3	2,356.5
Foreign currency translation adjustment, net of tax of $13.3 million	-	-	-	-	(480.0)	(3.8)	(483.8)
Net actuarial loss, net of tax of $31.2 million	-	-	-	-	(52.0)		(52.0)

Comprehensive income for 2009						2.5	1,820.7
Stock option exercises	0.6	-	4.6	-	-		4.6
Amortization of stock based compensation	-	-	22.5	-	-		22.5
Distributions to Cargill, Inc.			(0.6)				(0.6)
Dividends paid ($0.20 per share)	-	-	-	(88.9)	-		(88.9)
Dividends for non-controlling interests	-	-	-	-	-	(3.7)	(3.7)
Tax benefits related to stock option exercises	-	-	6.5	-	-		6.5

Balance as of May 31, 2009	444.5	4.4	2,483.8	5,746.2	258.6	22.2	8,515.2
Net earnings, including non-controlling interest				827.1		4.4	831.5
Foreign currency translation adjustment, net of tax of $41.3 million					97.1	1.1	98.2
Net actuarial loss and prior service cost, net of tax of $34.0 million					(66.3)		(66.3)

Comprehensive income						5.5	863.4
Stock option exercises	0.9	0.1	12.4				12.5
Amortization of stock based compensation			23.5				23.5
Dividends ($1.50 per share)				(668.0)			(668.0)
Dividends for non-controlling interests						(1.5)	(1.5)
Tax benefits related to stock option exercises			3.3				3.3

Balance as of May 31, 2010	445.4	$4.5	$2,523.0	$5,905.3	$289.4	$26.2	$8,748.4

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

In the second quarter of fiscal 2010, we realigned our business segments (the “Realignment”) to more clearly reflect our evolving business model. The Realignment consists of moving from three to two business segments by combining the former Offshore segment with our Phosphates business segment. As a result of the Realignment, we are organized into the following business segments:

Our Phosphates business segment has historically owned and operated mines and production facilities in Florida which produce phosphate crop nutrients and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce phosphate crop nutrients. Our Phosphates segment’s results have also historically included North American distribution activities. Our consolidated results also include Phosphate Chemicals Export Association, Inc. (“PhosChem”), a U.S. Webb-Pomerene Act association of phosphate producers which exports phosphate crop nutrient products around the world for us and PhosChem’s other member. Our share of PhosChem’s sales of dry phosphate crop nutrient products was approximately 87% for the year ended May 31, 2010.

As part of the Realignment, the former Offshore segment is now included as part of our Phosphates business segment since it is no longer operated as a stand-alone business for profit. Historically, our former Offshore segment served as a distribution channel for our North American production facilities, primarily our U.S. Phosphates operations; however, it also purchased and marketed product from other suppliers worldwide. As a result of the implementation of our international distribution strategy in the second quarter of fiscal 2010, our international distribution resources are now focused on the sale of products from our North American production facilities. The international distribution activities include sales offices, port terminals and warehouses in several key international countries. In addition, the international distribution activities include blending, bagging and three single superphosphate production facilities. The blending and bagging facilities primarily produce blended crop nutrients (“Blends”) from phosphate, potash and nitrogen. The average product mix in our Blends (by volume) contains approximately 50% phosphate, 25% potash and 25% nitrogen, although this mix differs based on seasonal and other factors. Our Potash segment also has historically furnished a portion of the raw materials needs for the production of Blends, and is expected to continue to do so in the future. We generally purchase nitrogen for Blends from unrelated parties.

Our Phosphates business segment now includes our North American concentrated phosphate crop nutrient and animal feed ingredients operations, North American distribution activities, international distribution activities, and the results of PhosChem.

Our Potash business segment owns and operates potash mines and production facilities in Canada and the U.S. which produce potash-based crop nutrients, animal feed ingredients and industrial products. Potash sales include domestic and international sales. We are a member of Canpotex, Limited (“Canpotex”), an export association of Canadian potash producers through which we sell our Canadian potash outside the U.S. and Canada.

Intersegment sales are eliminated within Corporate, Eliminations and Other. See Note 23 to our Consolidated Financial Statements for segment results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement Presentation and Basis of Consolidation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Throughout the Notes to Consolidated Financial Statements, amounts in tables are in millions of dollars except for per share data and as otherwise designated. References in this report to a particular fiscal year are to the twelve months ended May 31 of that year. Mosaic has evaluated subsequent events through the date these financial statements were issued.

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

We own 33.43% of Fertifos S.A., a Brazilian holding company which owns 56.65% of Fosfertil S.A., a publicly traded phosphate and nitrogen company in Brazil. In addition, we directly own 1.32% of Fosfertil. Our interest in the net earnings of Fertifos, which includes their interest in Fosfertil, is reported in our Consolidated Financial Statements on a two-month lag due to the timing of when Fosfertil has made its information publicly available. Accordingly, the related equity in net earnings reflected in our consolidated statements of earnings are for the twelve months ended March 31. This investment is included in Assets and Investments Held for Sale as described in Note 24 to our Consolidated Financial Statements.

Accounting Estimates

Preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The more significant estimates made by management relate to the recoverability of non-current assets, the useful lives and net realizable values of long-lived assets, derivative financial instruments, environmental and reclamation liabilities including asset retirement obligations, the costs of our employee benefit obligations for pension plans and postretirement benefits, income tax related accounts including the valuation allowance against deferred income tax assets, Canadian resource tax and royalties, inventory valuation and accruals for pending legal and environmental matters. Actual results could differ from these estimates.

Revenue Recognition

Revenue on North American sales is recognized when the product is delivered to the customer and/or when the risks and rewards of ownership are otherwise transferred to the customer and when the price is fixed and determinable. Revenue on North American export sales is recognized upon the transfer of title to the customer and when the other revenue recognition criteria have been met, which generally occurs when product enters international waters. Revenue from sales originating outside of North America is recognized upon transfer of title to the customer based on contractual terms of each arrangement and when the other revenue recognition criteria have been met. Shipping and handling costs are included as a component of cost of goods sold.

Sales to wholesalers and retailers (but not to importers) in India were subject to a selling price cap through March 2010 and were eligible for an Indian government subsidy which reimburses importers for the difference between the market price of diammonium phosphate fertilizer (“DAP”) and the capped price. Beginning in April 2010, the Indian government changed the subsidy program. The subsidy is now a fixed amount per tone and the selling price to the customer can fluctuate based on market conditions. We record the government subsidy along with the underlying eligible sale when the price of DAP is both fixed and determinable. In fiscal 2010, we record the subsidy when the underlying eligible sale is made to the farmer because payment of the subsidy is expected in cash and the price is considered fixed and determinable at that time. During the second and third quarters of fiscal 2009, because payment of the subsidy could be made in bonds and due to the turmoil in the global credit markets, we determined that the price of sales subject to the subsidy was not fixed and determinable until payment in bonds or cash had been received from the Indian government. In fiscal 2010, 2009, and 2008, sales subject to the subsidy represented 18.5%, 15.9% and 9.4% of our net sales in India and 3.0%, 3.5%, and 1.4% of our consolidated net sales, respectively.

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

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing the relative impact of all the available positive and negative evidence regarding our forecasted taxable income using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. A valuation allowance will be recorded in each jurisdiction in which a deferred income tax asset is recorded when it is more likely than not that the deferred income tax asset will not be realized. In December 2007, the Financial Accounting Standards Board (“FASB”) issued guidance that amended the accounting for adjustments to uncertain tax positions established in connection with a business combination. Accordingly, changes in deferred tax asset valuation allowances established in our Combination will now impact income tax expense and not goodwill. Therefore, effective in the first quarter of fiscal year 2010, all changes in valuation allowances are reported in the current period tax expense. Prior to fiscal year 2010, increases in our valuation allowances were recorded as a charge to income tax expense. Conversely, deductions to the valuation allowances were recorded as either (i) a reduction to goodwill, if the reduction relates to purchase accounting valuation allowances, or (ii) in all other cases, with a reduction to income tax expense.

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

Accounting for uncertain income tax positions is determined by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than a fifty percent likelihood of being realized upon ultimate settlement. We recognize interest and penalties within our provision for income taxes on our Consolidated Statements of Earnings.

We have not recorded deferred income taxes on certain of our non-U.S. subsidiaries’ undistributed earnings, as such amounts are intended to be permanently reinvested. However, should we change our business and tax strategies in the future and decide to repatriate a portion of these earnings, including cash maintained by these non-U.S. subsidiaries, additional tax liabilities would be incurred. It is not practical to estimate the amount of additional U.S. tax liabilities we would incur.

Canadian Resource Taxes and Royalties

We pay Canadian resource taxes consisting of the Potash Production Tax and capital taxes. The Potash Production Tax is a Saskatchewan provincial tax on potash production and consists of a base payment and a profits tax. The profits tax is calculated on the potash content of each tonne sold from each Saskatchewan mine, net of certain operating expenses and a depreciation allowance. We also pay the greater of (i) a capital tax on the paid-up capital of our subsidiaries that own and operate our Saskatchewan potash mines or (ii) a percentage of the value of resource sales from our Saskatchewan mines. We also pay capital tax in other Canadian provinces. In addition to the Canadian resource taxes, royalties are payable to the mineral owners with respect to potash reserves or production of potash. These resource taxes and royalties are recorded in our cost of goods sold. Our Canadian resource tax and royalty expenses were $127.9 million, $415.5 million and $361.8 million for fiscal 2010, 2009 and 2008 respectively.

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar; however, for operations located in Canada and Brazil, the functional currency is the local currency. Assets and liabilities of these foreign operations are translated to U.S. dollars at exchange rates in effect at the balance sheet date, while income statement accounts and cash flows are translated to U.S. dollars at the average exchange rates for the period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive income in equity until the foreign entity is sold or liquidated. The effect on the Consolidated Statements of Earnings of transaction gains and losses is presented separately in that statement. These transaction gains and losses result from transactions that are denominated in a currency that is other than the functional currency of the operation.

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

Concentration of Credit Risk

In the U.S., we sell our products to manufacturers, distributors and retailers primarily in the Midwest and Southeast. Internationally, our phosphate and potash products are sold primarily through two North American export associations. A concentration of credit risk arises from our sales and accounts receivable associated with the international sales of potash product through Canpotex. We consider our concentration risk related to the Canpotex receivable to be mitigated by their credit policy. Canpotex’s credit policy requires the underlying receivables to be substantially insured or secured by letters of credit. As of May 31, 2010 and 2009, $135.7 million and $230.2 million, respectively, of accounts receivable were due from Canpotex. In fiscal 2010, 2009, and 2008, sales to Canpotex were $602.1 million, $1.3 billion, and $813.3 million, respectively.

Receivables and Allowance for Doubtful Accounts

Accounts receivable are recorded at face amount less an allowance for doubtful accounts. On a regular basis, we evaluate outstanding accounts receivable and establish the allowance for doubtful accounts based on a combination of specific customer circumstances as well as credit conditions and a history of write-offs and subsequent collections.

Included in other assets are long-term accounts receivable of $31.6 million and $31.5 million as of May 31, 2010 and 2009, respectively. In accordance with our allowance for doubtful accounts policy, we have recorded allowances against these long-term accounts receivable of $19.5 million and $17.6 million, respectively.

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

Market value of our inventory is defined as forecasted selling prices less reasonably predictable selling costs (net realizable value). Significant management judgment is involved in estimating forecasted selling prices. Factors affecting forecasted selling prices include demand and supply variables. Examples of demand variables include grain and oilseed prices, stock-to-use ratios and changes in inventories in the crop nutrients distribution channels. Examples of supply variables include forecasted prices of raw materials, such as phosphate rock, sulfur, ammonia, and natural gas, estimated operating rates and industry crop nutrient inventory levels. Results could differ materially if actual selling prices differ materially from forecasted selling prices. Charges for lower of cost or market are recognized in our Consolidated Statements of Earnings in the period when there is evidence of a decline of market value below cost. During fiscal 2009, we recognized lower of cost or market inventory write-downs of $383.2 million. The inventory balance on our Consolidated Balance Sheet as of May 31, 2009 reflected an $86.9 million lower of cost of market write-down. The majority of the remaining inventory was sold during fiscal 2010.

To determine the cost of inventory, we allocate fixed expense to the costs of production based on the normal capacity, which refers to a range of production levels and is considered the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Fixed overhead costs allocated to each unit of production should not increase due to abnormally low production. Those excess costs are recognized as a current period expense. When a production facility is completely shut down temporarily, it is considered “idle”, and all related expenses are charged to cost of goods sold.

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

Leases

Leases in which the risk of ownership is retained by the lessor are classified as operating leases. Leases which substantially transfer all of the benefits and risks inherent in ownership to the lessee are classified as capital leases. Assets acquired under capital leases are depreciated on the same basis as property, plant and equipment. Rental payments are expensed on a straight-line basis. Leasehold improvements are depreciated over the depreciable lives of the corresponding fixed assets or the related lease term, whichever is shorter.

Investments

Except as discussed in Note 12 to our Consolidated Financial Statements, with respect to variable interest entities, investments in the common stock of affiliated companies in which our ownership interest is 50% or less and in which we exercise significant influence over operating and financial policies are accounted for using the equity method after eliminating the effects of any material intercompany transactions.

Recoverability of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset group exceeds its fair value.

Goodwill

Goodwill is carried at cost, not amortized, and represents the excess of the purchase price and related costs over the fair value assigned to the net identifiable assets of a business acquired. We test goodwill for impairment at the reporting unit level on an annual basis or upon the occurrence of events that may indicate possible impairment. The goodwill impairment test is performed in two phases. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit exceeds its fair value, the implied fair value of the reporting unit’s goodwill would be compared with the carrying amount of that goodwill. An impairment loss would be recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. We have established the second quarter of our fiscal year as the period for our annual test for impairment of goodwill and the test resulted in no impairment in the periods presented.

Environmental Costs

Accruals for estimated costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated. In determining these accruals, we use the most current information available, including similar past experiences, available technology, consultant evaluations, regulations in effect, the timing of remediation and cost-sharing arrangements.

Asset Retirement Obligations

We recognize asset retirement obligations (“AROs”) in the period in which we have an existing legal obligation associated with the retirement of a tangible long-lived asset, and the amount of the liability can be reasonably estimated. The ARO is recognized at fair value when the liability is incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and depreciated on a straight-line basis over the remaining estimated useful life of the related asset. The liability is adjusted in subsequent periods through accretion expense which represents the increase in the present value of the liability due to the passage of time. Such depreciation and accretion expenses are included in cost of goods sold for operating facilities and other operating expense for indefinitely closed facilities.

Litigation

We are involved from time to time in claims and legal actions incidental to our operations, both as plaintiff and defendant. We have established what we currently believe to be adequate accruals for pending legal matters. These accruals are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as advice of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. The litigation accruals at any time reflect updated assessments of the then-existing claims and legal actions. The final outcome or potential settlement of litigation matters could differ materially from the accruals which we have established. For significant individual cases, we accrue legal costs expected to be incurred.

Pension and Other Postretirement Benefits

Mosaic offers a number of benefit plans that provide pension and other benefits to qualified employees. These plans include defined benefit pension plans, supplemental pension plans, defined contribution plans and other postretirement benefit plans.

We accrue the funded status of our plans, which is representative of our obligations under employee benefit plans and the related costs, net of plan assets measured at fair value. The cost of pensions and other retirement benefits earned by employees is generally determined with the assistance of an actuary using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected healthcare costs.

Share-Based Compensation

We measure the cost of employees’ services received in exchange for an award of equity instruments based on grant-date fair value of the award, and recognize the cost over the period during which the employee is required to provide service in exchange for the award. The majority of granted awards are stock options that vest annually in equal amounts over a three-year period, and all stock options have an exercise price equal to the fair market value of our common stock on the date of grant. We recognize compensation expense for awards on a straight-line basis over the requisite service period.

Derivative and Hedging Activities

We periodically enter into derivatives to mitigate our exposure to foreign currency risks and the effects of changing commodity and freight prices. We record all derivatives on the Consolidated Balance Sheets at fair value. The fair value of these instruments is determined by using quoted market prices, third party comparables, or internal estimates. We net our derivative asset and liability positions when we have a master netting arrangement in place. Changes in the fair value of the foreign currency, commodity, and freight derivatives are immediately recognized in earnings because we do not apply hedge accounting treatment to these instruments.

3. OTHER FINANCIAL STATEMENT DATA

The following provides additional information concerning selected balance sheet accounts:

	May 31,
(in millions)	2010	2009
Receivables
Trade	$530.1	$543.3
Non-trade	78.7	52.8

	608.8	596.1
Less: Allowance for doubtful accounts	9.2	13.6

	$599.6	$582.5

Inventories
Raw materials	$49.2	$31.2
Work in process	295.5	339.0
Finished goods	573.4	655.2
Operating materials and supplies	84.2	100.5

	$1,002.3	$1,125.9

Other current assets
Income taxes receivable	$91.1	$338.4
Other	228.3	337.3

	$319.4	$675.7

Accrued liabilities
Non-income taxes	$63.6	$113.8
Payroll and employee benefits	96.2	61.6
Asset retirement obligations	83.1	112.9
Customer prepayments	65.9	83.8
Other	293.6	331.8

	$602.4	$703.9

Other noncurrent liabilities
Asset retirement obligations	$442.8	$417.8
Accrued pension and postretirement benefits	204.4	129.5
Unrecognized tax benefits	81.7	100.2
Deferred revenue on out of market contracts	37.8	49.7
Other	141.4	128.9

	$908.1	$826.1

Interest expense, net was comprised of the following in fiscal 2010, 2009 and 2008:

	Years ended May 31,
(in millions)	2010	2009	2008
Interest expense	$65.7	$90.2	$124.0
Interest income	(16.1)	(46.9)	(33.5)

Interest expense, net	$49.6	$43.3	$90.5

4. RECENTLY ISSUED ACCOUNTING GUIDANCE

Recently Adopted Accounting Pronouncements

In June 2009, the FASB issued a standard that established the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and amended the hierarchy of U.S. GAAP such that the ASC became the single source of authoritative nongovernmental U.S. GAAP. The ASC did not change current U.S. GAAP, but was intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (“ASU”s). This standard did not have an impact on Mosaic’s consolidated results of operations or financial condition. However, references in the Notes to the Consolidated Financial Statements previously made to various former authoritative U.S. GAAP pronouncements have been changed to reflect the appropriate section of the ASC.

In December 2007, the FASB issued and, in April 2009, amended a new business combinations standard codified within ASC 805 “Business Combinations” which significantly changes how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Accounting for business combinations under this standard requires the acquiring entity to recognize and measure the identifiable assets acquired, liabilities assumed, contractual contingencies, contingent consideration and any non-controlling interest in an acquired business at fair value on the acquisition date. In addition, this standard requires in general that acquisition costs be expensed as incurred, restructuring costs be expensed in periods subsequent to the acquisition date and any adjustments to deferred tax asset valuation allowances and acquired uncertain tax positions after the measurement period be reflected in income tax expense. This standard became effective for us on June 1, 2009. Our accounting for future business combinations will conform to its requirements.

In December 2007, the FASB issued a new standard which established the accounting for and reporting of non-controlling interests (“NCI’s”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. This standard requires, among other items, that NCIs (previously referred to as minority interest) be included in the Consolidated Balance Sheets within equity separate from the parent’s equity; consolidated net income be reported at amounts inclusive of both the parent’s and the NCI’s shares, with disclosure on the face of the Consolidated Statements of Earnings of the amounts attributable to the parent and to the NCIs; changes in a parent’s ownership be treated as an equity transaction; and if a subsidiary is deconsolidated, any retained NCI in the former subsidiary be measured at fair value with gain or loss recognized in net earnings. These provisions are to be applied prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. This standard became effective for us on June 1, 2009 and the presentation and disclosure requirements were applied retrospectively. Other than the change in presentation of non-controlling interests, this adoption did not have a material impact on our Consolidated Financial Statements.

In February 2008, the FASB issued amendments that deferred implementation of the fair value disclosure requirements for certain nonfinancial assets and nonfinancial liabilities, including but not limited to our asset retirement obligations. We adopted this standard on June 1, 2009. The adoption of this standard did not have a material impact on our Consolidated Financial Statements.

In November 2008, the FASB issued a standard related to certain equity method investment accounting considerations. The standard indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. This standard became effective for us on June 1, 2009 and will be applied prospectively to transactions occurring on or after June 1, 2009. This adoption did not have a material impact on our Consolidated Financial Statements.

In December 2008, the FASB issued an accounting standard regarding a company’s disclosures about pension and other postretirement benefit plan assets. This standard requires additional disclosures about pension and other postretirement plan assets including a description of how investment allocation decisions are made, major classes of plan assets, valuation techniques used to measure the fair value of plan assets, the impact of measurements using significant unobservable inputs and concentrations of risk. The disclosures required by this standard were effective for us for our fiscal year ending May 31, 2010. The additional disclosures are included in Note 18 to our Consolidated Financial Statements.

In April 2009, the FASB issued an accounting standard which provides guidance on (1) estimating the fair value of an asset or liability when the volume and level of activity for the asset or liability have significantly declined and (2) identifying transactions that are not orderly. The standard also amended certain disclosure provisions for fair value measurements to require, among other things, disclosures in interim periods of the inputs and valuation techniques used to measure fair value as well as disclosure of the hierarchy of the source of underlying fair value information on a disaggregated basis by specific major category of investment. We adopted this standard on June 1, 2009. Other than the additional disclosure requirements, this adoption did not have a material impact on our Consolidated Financial Statements.

In April 2009, the FASB issued an accounting standard regarding interim disclosures about fair value of financial instruments. This standard requires interim disclosures regarding the fair value of financial instruments that were previously required only annually and certain additional disclosures regarding the methods and significant assumptions used to estimate the fair value of financial instruments. We adopted this standard as of June 1, 2009. Other than the additional disclosure requirements, this adoption did not have a material impact on our Consolidated Financial Statements.

In May 2009, the FASB issued a new accounting standard regarding subsequent events. This standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date and through the date financial statements are issued or are available to be issued. This standard is not expected to significantly change practice because its guidance is similar to that in U.S. auditing literature, on which management relied previously for assessing and disclosing subsequent events. We adopted this standard as of June 1, 2009. In February 2010, the FASB issued ASU No. 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”, that amends guidance on subsequent events. This amendment removes the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. However, the date-disclosure exemption does not relieve management of an SEC filer from its responsibility to evaluate subsequent events through the date on which financial statements are issued. This standard became effective for Mosaic in the third quarter of fiscal year 2010. The adoption of this standard did not have a material impact on our Consolidated Financial Statements.

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value”, that provides additional guidance on how companies should measure liabilities at fair value. This ASU applies to all entities that carry liabilities at fair value, including using the fair-value option for their own debt securities or recording an asset retirement obligation. The ASU clarifies that the quoted price for an identical liability should be used. However, if such information is not available, an entity may use (1) the quoted price of an identical liability when traded as an asset, (2) the quoted price for similar liabilities or similar liabilities traded as assets, or (3) another valuation technique that is consistent with principles of fair value measurement, such as the income or market approach. The ASU also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer. This standard is applicable to our asset retirement obligations. We adopted this standard as of September 1, 2009. The adoption of this standard did not have a material impact on our Consolidated Financial Statements.

In September 2009, the FASB issued ASU No. 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)” that amends ASC 820 to provide guidance on measuring the fair value of certain alternative investments such as hedge funds, private equity funds and venture capital funds. The ASU indicates that, under certain circumstances, the fair value of such investments may be determined using net asset value as a practical expedient. The ASU also requires additional disclosures of the attributes of all investments within the scope of the new guidance, regardless of whether an entity used the practical expedient to measure the fair value of any of its investments. The valuation and disclosure requirements of this ASU are applicable for our defined benefit plan investments as described in Note 18 to our Consolidated Financial Statements and were effective for our fiscal year ending May 31, 2010. The adoption of this ASU did not have a material impact on our Consolidated Financial Statements.

In January 2010, the FASB issued ASU No. 2010-02, “Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification,” that clarifies which transactions are subject to the guidance on decrease in ownership and expands the disclosure requirements for the deconsolidation of a subsidiary or the derecognition of a group of assets. This ASU clarifies that the scope of the decrease in ownership guidance applies to (1) a subsidiary or group of assets that is a business or nonprofit activity, (2) a subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture, and (3) an exchange of a group of assets that constitutes a business or nonprofit activity for a non-controlling interest in an entity. This ASU expands the disclosure requirements to include disclosure of the fair value techniques used, the nature of any continuing involvement and whether the transaction was with a related party. This standard became effective for Mosaic in the third quarter of fiscal year 2010 and is retrospectively effective for transactions that occurred after June 1, 2009. Mosaic has not entered into any transactions that result in a decrease in ownership within the scope of this standard. Therefore, the adoption of this standard did not have an impact on our Consolidated Financial Statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures,” that requires entities to make new disclosures about recurring or nonrecurring fair-value measurements and provides clarification of existing disclosure requirements. For assets and liabilities that are measured at fair value on a recurring basis, the ASU requires disclosure of significant transfers between Levels 1 and 2, and transfers into and out of Level 3 of the fair value hierarchy and the reasons for those transfers. Significant transfers into each level must be disclosed and discussed separately from transfers out of each level. Significance is judged with respect to earnings, total assets, total liabilities or total equity. An accounting policy must be determined and disclosed as to when transfers between levels are recognized; (1) actual date, (2) beginning of period or (3) end of period. The ASU amends the reconciliation of the beginning and ending balances of Level 3 recurring fair value measurements to present information about purchases, sales, issuances and settlements on a gross basis rather than as a net number. The ASU amends ASC 820 to require fair value measurement disclosures for each class of assets and liabilities and clarifies that a description of the valuation technique and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. The ASU also changes the guidance for employers’ disclosure about pension and other postretirement benefit plan assets to require that they be made for classes of assets instead of major categories. This standard became effective for Mosaic for the fiscal year ending May 31, 2010, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for us beginning in the first quarter of fiscal year 2012. Since this standard impacts disclosure requirements only, its adoption did not have a material impact on our Consolidated Financial Statements.

Pronouncements Issued But Not Yet Adopted

In June 2009, the FASB issued an accounting standard (codified in December 2009 as ASU No. 2009-17) that revises the guidance for consolidating variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess consolidation of a variable-interest entity. The revised guidance will significantly affect the overall consolidation analysis under existing accounting literature. Accordingly, we will need to reconsider our previous consolidation conclusions, including whether we are a variable-interest entity’s primary beneficiary, and what type of financial statement disclosures are required. In February 2010, the FASB issued ASU No. 2010-10, “Amendments for Certain Investment Funds”, which clarified that related parties should be considered when evaluating service contracts for determining whether a decision maker or a service provider fee represents a variable interest. These standards are effective for us for interim periods and annual fiscal years beginning in the first quarter of fiscal year 2011. Other than the additional disclosure requirements, this adoption will not have a material impact on our Consolidated Financial Statements.

In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a Consensus of the Emerging Issues Task Force,” that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. These amendments require companies to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though such deliverables are not sold separately either by the company itself or other vendors. This guidance eliminates the requirement that all undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to items that already have been delivered. As a result, the new guidance may allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under current requirements. This standard will be effective for us beginning in the first quarter of fiscal year 2012. Early adoption is permitted. We are currently evaluating the requirements of the standard, but would not expect it to have a material impact on our Consolidated Financial Statements.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	May 31
(in millions)	2010	2009
Land	$165.1	$172.6
Mineral properties and rights	2,592.8	2,528.7
Buildings and leasehold improvements	861.6	747.0
Machinery and equipment	3,598.3	3,134.5
Construction in-progress	790.7	520.0

	8,008.5	7,102.8
Less: accumulated depreciation and depletion	2,542.9	2,203.5

	$5,465.6	$4,899.3

Depreciation, depletion and amortization expense was $445.0 million, $360.5 million and $358.1 million for fiscal 2010, 2009 and 2008, respectively. Capitalized interest on major construction projects was $37.3 million, $14.7 million and $11.8 million in fiscal 2010, 2009 and 2008, respectively.

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

The following is a reconciliation of the numerator and denominator for the basic and diluted EPS computations:

	Years ended May 31,
(in millions)	2010	2009	2008
Net earnings attributable to Mosaic	$827.1	$2,350.2	$2,082.8

Basic weighted average common shares outstanding	445.1	444.3	442.7
Common stock issuable upon vesting of restricted stock awards	0.3	0.5	0.8
Common stock equivalents	1.2	1.4	2.2

Diluted weighted average common shares outstanding	446.6	446.2	445.7

Net earnings per share attributable to Mosaic—basic	$1.86	$5.29	$4.70
Net earnings per share attributable to Mosaic—diluted	$1.85	$5.27	$4.67

A total of 0.4 million shares and 0.2 million shares of common stock subject to issuance for exercise of stock options for fiscal 2010 and fiscal 2009, respectively, have been excluded from the calculation of diluted EPS because the option exercise price was greater than the average market price of our common stock during the period, and therefore, the effect would be anti-dilutive. There were no anti-dilutive shares for fiscal 2008.

7. ACCUMULATED OTHER COMPREHENSIVE INCOME

Components of accumulated other comprehensive income are as follows:

(in millions)	Balance May 31 2007	2008 Change	Balance May 31 2008	2009 Change	Balance May 31 2009	2010 Change	Balance May 31 2010
Cumulative foreign currency translation adjustment, net of tax of $48.6 million in 2010	$448.3	$318.5	$766.8	$(480.0)	$286.8	$97.1	$383.9
Minimum pension liability adjustment	(5.1)	5.1	-	-	-	-	-
Net actuarial gain (loss) and prior service cost, net of tax of $48.5 million in 2010	15.7	8.1	23.8	(52.0)	(28.2)	(66.3)	(94.5)

Accumulated other comprehensive income	$458.9	$331.7	$790.6	$(532.0)	$258.6	$30.8	$289.4

8. CASH FLOW INFORMATION

Supplemental disclosures of cash paid for interest and income taxes and non-cash investing and financing information is as follows:

	Years Ended May 31
(in millions)	2010	2009	2008
Cash paid during the period for:
Interest	$97.3	$105.3	$141.9
Less amount capitalized	37.3	14.7	11.8

Interest, net	$60.0	$90.6	$130.1

Income taxes paid	$488.5	$915.0	$382.8

Acquiring or constructing property, plant and equipment by incurring a liability does not result in a cash outflow for us until the liability is paid. In the period the liability is incurred, the change in operating accounts payable on the Consolidated Statements of Cash Flows is reduced by such amount. In the period the liability is paid, the amount is reflected as a cash outflow from investing activities. The applicable net change in operating accounts payable that was classified to investing activities on the Consolidated Statements of Cash Flows was $67.2 million, $50.0 million, and $29.5 million for fiscal 2010, 2009, and 2008 respectively.

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

A summary of our equity-method investments, which were in operation at May 31, 2010, is as follows:

Entity	Ownership Interest
Gulf Sulphur Services LTD., LLLP	50.00%
River Bend Ag, LLC	50.00%
IFC S.A.	45.00%
Yunnan Three Circles Sinochem Cargill Fertilizers Co. Ltd.	35.00%
Canpotex Limited	33.33%
Fertifos S.A. (owns 56.65% of Fosfertil S.A.)	33.43%
Fosfertil S.A.	1.32%

The summarized financial information shown below includes all non-consolidated companies carried on the equity method.

	Years ended May 31,
(in millions)	2010	2009	2008
Net sales	$3,617.5	$5,775.6	$4,797.9
Net (loss) earnings	(17.0)	263.7	323.2
Mosaic’s share of equity in net (loss) earnings	(10.9)	100.1	124.0
Total assets	2,290.9	2,612.5	2,983.2
Total liabilities	1,580.0	1,925.6	2,266.5
Mosaic’s share of equity in net assets	259.6	247.0	266.0

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

Our carrying value of equity method investments is impacted by net earnings and losses, dividends, movements in foreign currency exchange rates as well as other adjustments. In fiscal 2010, 2009 and 2008, Fertifos and Fosfertil had pension and postretirement plan adjustments which resulted in an increase (reduction) of $3.3 million, ($5.2) million and ($1.7) million, respectively, to our equity method investment. See Notes 24 and 25 of our Consolidated Financial Statements for information on the pending sale of investments in Fertifos and Fosfertil and investment in the Miski Mayo Mine, respectively.

We had a 50% interest in Saskferco Products Limited Partnership (the “Partnership”) which sold its wholly-owned subsidiary Saskferco Products ULC (“Saskferco”), a Saskatchewan, Canada-based producer of nitrogen crop nutrients and feed ingredient products. On October 1, 2008, the Partnership and its partners sold their interests in Saskferco for gross proceeds of $1.5 billion, of which we received half. The carrying value for our investment in Saskferco prior to the sale was $63.2 million. The sale resulted in a pre-tax gain of $673.4 million in the second quarter of fiscal 2009, which was recorded as a separate line item in non-operating income in our Consolidated Statements of Earnings.

10. GOODWILL

The changes in the carrying amount of goodwill, by reporting unit, for the years ended May 31, 2010 and 2009, are as follows:

(in millions)	Phosphates	Potash	Total
Balance as of May 31, 2008	$556.2	$1,319.0	$1,875.2
Income tax adjustments	(19.0)	(36.9)	(55.9)
Foreign currency translation	-	(85.2)	(85.2)

Balance as of May 31, 2009	537.2	1,196.9	1,734.1
Foreign currency translation	-	29.1	29.1

Balance as of May 31, 2010	$537.2	$1,226.0	$1,763.2

The Company recorded adjustments to goodwill during fiscal 2009 which related to the reversal of income tax valuation allowances and other purchase accounting adjustments for income tax-related amounts including a revision to our deferred taxes to reflect our ability to claim foreign tax credits. As of May 31, 2010, $214.2 million of goodwill was determined to be tax deductible.

11. FINANCING ARRANGEMENTS

On July 29, 2009, Mosaic entered into a new unsecured three-year revolving credit facility of up to $500 million (the “Mosaic Credit Facility”). The Mosaic Credit Facility replaced our prior senior secured credit facility entered into on February 18, 2005, as amended and restated, that consisted of a revolving facility of up to $450 million (the “Prior Credit Facility”). The Prior Credit Facility and related security interests were terminated contemporaneously with our entry into the Mosaic Credit Facility. Letters of credit outstanding under the Prior Credit Facility in the amount of approximately $21.9 million became letters of credit under the Mosaic Credit Facility. We repaid all other borrowings outstanding under the Prior Credit Facility, consisting of term loans in an aggregate principal amount of approximately $13.1 million, from general corporate funds on July 27, 2009. The maturity date of the Mosaic Credit Facility is July 29, 2012.

Senior Notes

The indenture relating to the 7-3/8% senior notes due 2014 and 7-5/8% senior notes due 2016 (the “Senior Notes”) limited the ability of the Company to make restricted payments, which includes investments, guarantees, and dividends on and redemptions or repurchases of our capital stock. The indenture also contained other covenants and events of default that limited various matters or required the Company to take various actions under specified circumstances. In June and July 2008, three credit rating agencies that rate the Senior Notes upgraded their ratings of the Senior Notes, as well as certain indentures relating to indebtedness of Mosaic Global Holdings Inc., and other unsecured debt to investment grade status.2 As a result, pursuant to the terms of the indenture, most of the restrictive covenants relating to the Senior Notes have fallen away. However, certain restrictive covenants of the Senior Notes, as well as certain indentures relating to indebtedness of Mosaic Global Holdings Inc., continue to apply, including restrictive covenants limiting liens, sale and leaseback transactions and mergers, consolidations and sales of substantially all assets as well as events of default.

The obligations under the Senior Notes are guaranteed by substantially all of Mosaic’s domestic operating subsidiaries, Mosaic’s subsidiaries that own and operate the Company’s potash mines at Belle Plaine and Colonsay, Saskatchewan, Canada, and intermediate holding companies through which Mosaic owns the guarantors.

Mosaic Credit Facility

The Mosaic Credit Facility is available for revolving credit loans of up to $500 million, swing line loans of up to $20 million and letters of credit of up to $200 million. The Mosaic Credit Facility is intended to serve as our primary senior unsecured bank credit facility to meet the combined liquidity needs of all of our business segments.

The obligations under the Mosaic Credit Facility are guaranteed by substantially all of our domestic subsidiaries that are involved in operating activities, our subsidiaries that own and operate our potash mines at Belle Plaine and Colonsay, Saskatchewan, Canada, and intermediate holding companies through which we own the guarantors. Subsidiaries that are not guarantors generally are other foreign subsidiaries, insignificant domestic subsidiaries and other domestic subsidiaries that are not directly engaged in operating activities.

The Mosaic Credit Facility has cross-default provisions that, in general, provide that a failure to pay principal or interest under any one item of other indebtedness in excess of $50 million or $75 million for multiple items of other indebtedness, or breach or default under such indebtedness that permits the holders thereof to accelerate the maturity thereof, will result in a cross-default.

[2]	A security rating is not a recommendation to buy, sell or hold securities. Although a security rating may be subject to revision or withdrawal at any time by the assigning rating organization, any such revision or withdrawal would not affect the fall-away of the covenants relating to the Senior Notes. Each rating should be evaluated separately from any other rating.

The Mosaic Credit Facility requires Mosaic to maintain certain financial ratios, including a maximum ratio of Total Debt to EBITDA (as defined) as well as a minimum Consolidated Net Worth (as defined) of at least $6.2 billion plus 25% of Consolidated Net Income (as defined) for each fiscal quarter beginning with the fiscal quarter ending August 31, 2009. These covenants effectively limit the amount of dividends and other distributions on Mosaic’s common stock. As of May 31, 2010, the amount that would have been available under these covenants for dividends and other distributions was approximately $2.4 billion.

The Mosaic Credit Facility also contains other events of default and covenants that limit various matters. These events of default include limitations on indebtedness, liens, investments and acquisitions (other than capital expenditures), certain mergers, certain asset sales outside the ordinary course of business and other matters customary for credit facilities of this nature.

Short-Term Debt

Short-term debt consists of the revolving credit facility under the Mosaic Credit Facility, under which there were no borrowings at May 31, 2010, and various other short-term borrowings related to our international distribution business.

(in millions)	Maturity	May 31, 2010 Stated Interest Rates	May 31, 2010	May 31, 2009
PhosChem—revolving facility	12/15/2009	LIBOR + .7%	$-	$26.6
Lines of credit—International and other short-term borrowings	Various	.93% to 10.3%	83.1	66.1

Total short-term debt			$83.1	$92.7

The weighted average interest rates on short-term borrowings were 2.3% and 4.8% as of May 31, 2010 and 2009, respectively.

We had no outstanding borrowings under the Mosaic Credit Facility as of May 31, 2010 or under the Prior Credit Facility as of May 31, 2009. We had outstanding letters of credit that utilized a portion of the amount available for revolving loans or swingline loans under the Mosaic Credit Facility or the Prior Credit Facility of $25.1 million and $21.9 million as of May 31, 2010 and May 31, 2009, respectively. The net available borrowings for revolving loans or swingline loans under the Mosaic Credit Facility or the Prior Credit Facility as of May 31, 2010 and May 31, 2009 were approximately $474.9 million and $428.1 million, respectively. Unused commitment fees under the Mosaic Credit Facility and the Prior Credit Facility accrue at an annual rate of 0.50% and 0.375%, respectively. Unused commitment fees of $2.3 million and $1.5 million were expensed during each of the twelve months ended May 31, 2010 and 2009, respectively.

We had additional outstanding letters of credit of $5.1 million as of May 31, 2010.

On August 11, 2008, PhosChem amended its revolving line of credit, increasing the borrowing limit to $75.0 million through December 31, 2008. After that date it reverted back to the original $55.0 million limit through November 29, 2009, when the line of credit expired. The revolving line of credit was used to support PhosChem’s funding of its purchases of crop nutrients from us and the other PhosChem member and was with recourse to PhosChem but not to Mosaic or its other subsidiaries. The line of credit was secured by PhosChem’s accounts receivable, inventories, deposit accounts and certain other assets. After its expiration in November 2009, PhosChem’s revolving line of credit was not replaced since it was no longer considered necessary. PhosChem paid the remaining debt on February 18, 2010 and the facility is now terminated.

Long-Term Debt, including Current Maturities

Long-term debt primarily consists of term loans, industrial revenue bonds, secured notes, unsecured notes, and unsecured debentures. Long-term debt as of May 31, 2010 and 2009, respectively, consisted of the following:

(in millions)	May 31, 2010 Stated Interest Rate	May 31, 2010 Effective Interest Rate	May 31, 2010 Stated Value	Combination Fair Market Value Adjustment	May 31, 2010 Carrying Value	May 31, 2009 Stated Value	Combination Fair Market Value Adjustment	May 31, 2009 Carrying Value
Term loans	LIBOR + 1.5%-1.75%	4.17%	$-	$-	$-	$13.0	$0.1	$13.1
Industrial revenue bond	7.7%	7.22%	27.1	1.1	28.2	41.0	1.1	42.1
Unsecured notes	7.375% - 7.625%	7.46%	924.8	1.6	926.4	924.8	1.8	926.6
Unsecured debentures	7.3% - 9.45%	7.15%	254.7	4.6	259.3	254.7	5.1	259.8
Capital leases and other	4.0% - 9.93%	7.03%	46.9	-	46.9	58.2	-	58.2

Total long-term debt			1,253.5	7.3	1,260.8	1,291.7	8.1	1,299.8
Less current portion			14.4	0.8	15.2	42.4	0.9	43.3

Total long-term debt, less current maturities			$1,239.1	$6.5	$1,245.6	$1,249.3	$7.2	$1,256.5

In July 2009, when we terminated the Prior Credit Facility, we repaid the term loan facilities that were part of our Prior Credit Facility in an aggregate principal amount of approximately $13.1 million, which was the amount outstanding as of May 31, 2009.

On October 10, 2008 we prepaid $37.9 million of the term loans under the Prior Credit Facility due to a prepayment event as a result of our sale of our investment in Saskferco.

As more fully discussed above, the Mosaic Credit Facility requires us to maintain certain financial ratios, including a leverage ratio. We were not aware of any noncompliance with the provisions of the financial covenants in the Mosaic Credit Facility and the Prior Credit Facility as of May 31, 2010 and May 31, 2009, respectively.

We have industrial revenue bonds which total $28.2 million and $42.1 million as of May 31, 2010 and May 31, 2009, respectively. In November 2009, one of our industrial revenue bonds matured and we repaid $13.8 million. As of May 31, 2010, the remaining industrial revenue bond bears interest at a rate of 7.7%, and matures in 2022. We have several other secured notes which total $8.6 million and $17.7 million as of May 31, 2010 and May 31, 2009, respectively. As of May 31, 2010, the secured notes bear interest rates between 6.92% and 8.94%. The maturity dates range from 2010 to 2014.

Our unsecured notes include the Senior Notes described above, which total $926.4 million and $926.6 million as of May 31, 2010 and May 31, 2009, respectively. The Senior Notes mature in December 2014 and 2016 and are callable in December 2010 at $103.69 and December 2011 at $103.81, respectively. As of May 31, 2010, the unsecured notes bear interest rates between 7.375% and 7.625%.

We have several unsecured debentures which total $259.3 million and $259.8 million as of May 31, 2010 and May 31, 2009, respectively. As of May 31, 2010, the unsecured debentures bear interest rates between 7.3% and 9.45%. The maturity dates range from 2011 to 2028.

The remainder of the long-term debt balance relates to capital leases and fixed asset financings, variable rate loans, and other types of debt. As of May 31, 2010 and May 31, 2009, $38.3 million and $40.1 million, respectively, were outstanding.

On August 1, 2008 we called the remaining $3.5 million of the 10.875% notes due on August 1, 2013 pursuant to the call provisions of such notes.

In fiscal 2009, the aggregate principal amount of our open market purchases of our notes was $29.2 million and the price paid was $26.9 million plus accrued interest, resulting in a discount of $2.3 million.

In fiscal 2009, we recorded a net gain of approximately $2.5 million associated with the above open market purchases, the prepayment of debt related to the sale of our investment in Saskferco and the call of the $3.5 million outstanding principal amount of 10.875% notes due August 1, 2013.

Scheduled maturities of long-term debt are as follows for the periods ending May 31:

(in millions)
2011	$15.2
2012	45.8
2013	0.5
2014	0.7
2015	457.0
Thereafter	741.6

Total	$1,260.8

12. VARIABLE INTEREST ENTITIES

In the normal course of business we interact with various entities that may be VIEs. Typical types of these entities are suppliers, customers, marketers and real estate companies. When determining the primary beneficiary of a VIE, we estimate the future cash flows and performance of the VIE, analyze the variability in those cash flows and allocate the losses and returns among the identified parties holding variable interest. We consider our explicit arrangements and implicit variable interests. If our variable interest absorbs the majority of the variability in the expected losses or the residual returns of the VIE, we are considered the primary beneficiary of the VIE. We identified PhosChem and South Fort Meade Partnership, L.P. (“SFMP”) as VIEs in which we are the primary beneficiary. Therefore, these entities are consolidated within our Phosphates segment. We must reassess the VIE status if there are changes in the entity’s capital structure, activities or assets. The status of PhosChem and SFMP as VIE’s has not changed since the date of the Combination. In addition, we did not identify any additional VIEs in which we hold a significant interest.

The primary beneficiary analysis for PhosChem determined that the members’ contracts with PhosChem to sell product absorbed the majority of the variability. The primary beneficiary determination was made because our share of the sales volume marketed through PhosChem is greater than 50% of the total and, as a result, we would absorb greater than 50% of the expected losses or expected residual returns. The primary beneficiary analysis for SFMP determined that we would absorb greater than 50% of the expected losses or expected residual returns. This is primarily the result of our guaranteed rental and royalty payments to the partnership.

PhosChem is an export association of United States phosphate producers that markets our phosphate products internationally. We, along with the other member, are, subject to certain conditions and exceptions, contractually obligated to reimburse PhosChem for our respective pro rata share of any operating expenses or other liabilities. PhosChem had net sales of $1.6 billion, $2.7 billion and $2.8 billion for the years ended May 31, 2010, 2009 and 2008, respectively, which are included in our consolidated net sales. PhosChem currently funds its operations through ongoing sales receipts. PhosChem previously funded its operations in part through a revolving line of credit, terminated as of February 18, 2010, that was with recourse to PhosChem but not Mosaic or our other subsidiaries under which there were outstanding borrowings of $26.6 million included in short-term debt as of May 31, 2009. The line of credit was secured by PhosChem’s accounts receivable, inventories, deposit accounts and certain other assets. All of these amounts were included in our Consolidated Balance Sheet as of May 31, 2009.

SFMP owns the mineable acres at our South Fort Meade phosphate mine. We have a long-term mineral lease with SFMP which, in general, expires on the earlier of: (i) December 31, 2025, or (ii) the date that we have completed mining and reclamation obligations associated with the leased property. In addition to lease payments, we pay SFMP a royalty on each tonne mined and shipped from the areas that we lease. SFMP had no external sales in fiscal 2010, 2009 and 2008. SFMP funds its operations in part through a fixed rate Senior Secured Note due December 15, 2010, with a balance of $6.7 million and $15.1 million as of May 31, 2010 and May 31, 2009, respectively. These amounts are included in current maturities of long-term debt and long-term debt, less current maturities in our Consolidated Balance Sheets as of May 31, 2010 and 2009.

The carrying amounts and classification of assets and liabilities included in our Consolidated Balance Sheets for these consolidated entities are as follows:

(in millions)	May 31, 2010	May 31, 2009
Current Assets	$161.7	$105.3
Non Current Assets	52.0	56.5

Total Assets	$213.7	$161.8

Current Liabilities	$35.0	$76.6
Non Current Liabilities	-	6.7

Total Liabilities	$35.0	$83.3

13. INCOME TAXES

The provision for income taxes for the years ended May 31 consisted of the following:

(in millions)	2010	2009	2008
Current:
Federal	$85.2	$175.6	$328.9
State	15.8	50.8	41.2
Non-U.S.	194.5	570.2	204.1

Total Current	295.5	796.6	574.2
Deferred:
Federal	(6.4)	(138.3)	210.5
State	6.9	7.8	33.4
Non-U.S.	51.3	(16.8)	(103.2)

Total Deferred	51.8	(147.3)	140.7

Provision for income taxes	$347.3	$649.3	$714.9

The components of earnings from consolidated companies before income taxes, and the effects of significant adjustments to tax computed at the federal statutory rate, were as follows:

(in millions)	2010		2009		2008
United States earnings	$598.1		$1,192.5		$2,059.9
Non-U.S. earnings	591.6		1,713.2		622.5

Earnings from consolidated companies before income taxes	$1,189.7		$2,905.7		$2,682.4

Computed tax at the federal statutory rate of 35%	35.0%		35.0%		35.0%
State and local income taxes, net of federal income tax benefit	1.3%		1.4%		1.9%
Percentage depletion in excess of basis	(10.5%	)	(6.6%	)	(4.9%	)
Foreign tax credit	-		-		(2.3%	)
Non-U.S. income and withholding taxes	(1.1%	)	(10.5%	)	2.0%
Impact of change in Canadian tax rates	-		-		(1.3%	)
Change in valuation allowance	4.5%		3.6%		(2.3%	)
Other items (none in excess of 5% of computed tax)	-		(0.6%	)	(1.4%	)

Effective tax rate	29.2%		22.3%		26.7%

The fiscal 2010 effective tax rate reflects a $53.0 million expense related to a valuation allowance on certain non-U.S. deferred tax assets, which included $23.1 million relating to the agreement with Vale S.A. and its subsidiaries (“Vale”) for the anticipated sale of our investments in Fertifos and Fosfertil, and our Cubatão, Brazil facility.

The fiscal 2009 effective tax rate reflects a benefit of $282.7 million related to foreign tax credits associated with a special dividend that was distributed from our non-U.S. subsidiaries to our U.S. subsidiaries. In addition, the effective tax rate reflects the impact of $106.0 million related to a valuation allowance on certain non-U.S. deferred tax assets.

During fiscal 2008, increased U.S. profits resulted in our ability to claim foreign tax credits, which resulted in a one-time benefit of $62.2 million. Also during fiscal 2008, the Canadian government approved legislation to reduce the Canadian federal corporate tax rate. The impact of this law change reduced the net deferred tax liabilities and resulted in fiscal 2008 income tax benefits of $34.0 million, net of the impact of a reduced foreign tax credit in the U.S.

We have no intention of remitting certain undistributed earnings of non-U.S. subsidiaries aggregating $1.3 billion as of May 31, 2010, and accordingly, no deferred tax liability has been established relative to these earnings. The calculation of the unrecognized deferred tax liability related to these earnings is complex and is not practicable.

Significant components of our deferred tax liabilities and assets as of May 31 were as follows:

(in millions)	2010	2009
Deferred tax liabilities:
Depreciation and amortization	$(456.8)	$(407.7)
Depletion	(464.5)	(443.9)
Partnership tax bases differences	(107.1)	(90.5)
Undistributed earnings of non-U.S. subsidiaries	(215.8)	(213.3)
Other liabilities	(79.6)	(95.9)

Total deferred tax liabilities	$(1,323.8)	$(1,251.3)
Deferred tax assets:
Alternative minimum tax credit carryforwards	$219.2	$161.9
Capital loss carryforwards	7.7	8.2
Foreign tax credit carryforwards	477.0	482.1
Net operating loss carryforwards	156.9	126.9
Post-retirement and post-employment benefits	80.6	51.7
Reclamation and decommissioning accruals	193.7	198.9
Other assets	232.3	283.5

Subtotal	1,367.4	1,313.2
Valuation allowance	(157.1)	(115.6)

Net deferred tax assets	1,210.3	1,197.6

Net deferred tax liabilities	$(113.5)	$(53.7)

We have certain Canadian entities that are taxed in both Canada and the U.S. As a result, we have deferred tax balances for both jurisdictions. As of fiscal 2010, these deferred taxes are offset by approximately $253.9 million of foreign tax credits included within our depreciation and depletion components of deferred tax liabilities.

In fiscal 2009, we recognized deferred tax liabilities of $213.3 million primarily associated with our decision not to indefinitely reinvest undistributed foreign earnings outside the U.S. related to the sale of our investment in Saskferco.

As of May 31, 2010, we had estimated carryforwards for tax purposes as follows: alternative minimum tax credits of $219.2 million, net operating losses of $549.3 million, capital losses of $23.2 million, and foreign tax credits of $477.0 million. These carryforward benefits may be subject to limitations imposed by the Internal Revenue Code and in certain cases provisions of foreign law. The alternative minimum tax credit carryforwards can be carried forward indefinitely. The majority of our net operating loss carryforwards relate to Brazil and can be carried forward indefinitely but are limited to 30 percent of taxable income each year. The foreign tax credits have expiration dates ranging from fiscal 2016 through fiscal 2019. To fully utilize our foreign tax credit carryforwards we will need taxable income of approximately $3 billion in the U.S.

Valuation Allowance

For the fiscal year ended 2010 and 2009, the valuation allowance increased $41.5 million and $109.0 million, respectively, and for fiscal 2008 the valuation allowance was reduced by $310.0 million. In assessing the need for a valuation allowance, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of certain types of future taxable income during the periods in which those temporary differences become deductible. In making this assessment, we consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. During fiscal 2010, we determined that it was more likely than not that we would not realize certain non-U.S. deferred tax assets of $53.0 million which was reflected in income tax expense.

During the fourth quarter of fiscal 2008, we determined that our valuation allowance against certain non-U.S. deferred tax assets recorded in prior fiscal years was not required. A reduction of the majority of non-U.S. valuation allowance of approximately $30.0 million was recorded as a reduction to income tax expense.

Uncertain Tax Positions

As of May 31, 2010, we had $228.8 million of uncertain tax positions. If recognized, approximately $127.1 million of that amount would affect our income tax expense in future periods. It is expected that the amount of uncertain tax positions will change in the next twelve months; however the change cannot reasonably be estimated.

(in millions)
Gross uncertain tax positions as of May 31, 2009	$200.1
Gross increases:
Prior year tax positions	9.8
Current year tax positions	21.3
Gross decreases:
Prior year tax positions	(1.4)
Settlements	(4.3)
Currency translation	3.3

Gross uncertain tax positions as of May 31, 2010	$228.8

We recognize interest and penalties related to unrecognized tax benefits as a component of our income tax expense. Interest and penalties accrued in our Consolidated Balance Sheets at May 31, 2010 and May 31, 2009 are $40.5 million and $39.5 million, respectively, and are included in other noncurrent liabilities in the Consolidated Balance Sheets.

We operate in multiple tax jurisdictions, both within the United States and outside the United States, and face audits from various tax authorities regarding transfer pricing, deductibility of certain expenses, and intercompany transactions, as well as other matters. With few exceptions, we are no longer subject to examination for tax years prior to 2001.

We are currently under audit by the U.S. Internal Revenue Service for fiscal years 2007 and 2008, and the Canadian Revenue Agency for fiscal years 2001 through 2008. Based on the information available, we do not anticipate significant changes to our unrecognized tax benefits as a result of these examinations.

During the third quarter of fiscal year 2009, the Internal Revenue Service concluded its audit for fiscal years 2004 to 2006. This audit did not result in significant changes in our unrecognized tax benefits.

14. ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

We recognize ARO’s in the period in which we have an existing legal obligation associated with the retirement of a tangible long-lived asset, and the amount of the liability can be reasonably estimated. The ARO is recognized at fair value when the liability is incurred with a corresponding increase in the carrying amount of the related long lived asset. We depreciate the tangible asset over its estimated useful life. Our legal obligations related to asset retirement require us to: (i) reclaim lands disturbed by mining as a condition to receive permits to mine phosphate ore reserves; (ii) treat low pH process water in phosphogypsum management systems to neutralize acidity; (iii) close and monitor phosphogypsum management systems at our Florida and Louisiana facilities at the end of their useful lives; (iv) remediate certain other conditional obligations; and (v) remove all surface structures and equipment, plug and abandon mine shafts, contour and revegetate, as necessary, and monitor for five years after closing our Carlsbad, New Mexico facility. The estimated liability for these legal obligations is based on the estimated cost to satisfy the above obligations which is discounted using a credit-adjusted risk-free rate.

A reconciliation of our AROs is as follows:

	May 31,
(in millions)	2010	2009
Asset retirement obligations, beginning of year	$530.7	$515.6
Liabilities incurred	27.1	68.4
Liabilities settled	(67.6)	(102.2)
Accretion expense	29.6	34.4
Revisions in estimated cash flows	6.1	14.5

Asset retirement obligations, end of year	525.9	530.7
Less current portion	83.1	112.9

	$442.8	$417.8

We also have unrecorded AROs that are conditional upon a certain event. These AROs generally include the removal and disposition of non-friable asbestos. The most recent estimate of the aggregate cost of these AROs, expressed in 2010 dollars, is approximately $30 million. We have not recorded a liability for these conditional AROs as of May 31, 2010 because we do not currently believe there is a reasonable basis for estimating a date or range of dates for demolition of these facilities. In reaching this conclusion, we considered the historical performance of each facility and have taken into account factors such as planned maintenance, asset replacements and upgrades which, if conducted as in the past, can extend the physical lives of our facilities indefinitely. We also considered the possibility of changes in technology, risk of obsolescence, and availability of raw materials in arriving at our conclusion.

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

Foreign Currency Derivatives3—We periodically enter into derivatives contracts in order to reduce our foreign currency exchange rate risk. We use forward contracts, zero-cost collars and futures, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Consolidated Statements of Earnings and Consolidated Statements of Cash Flows. One of the primary currency exposures relates to several of our Canadian entities, whose sales are denominated in U.S. dollars, but whose costs are paid principally in Canadian dollars, which is their functional currency. Our Canadian businesses generally hedge a portion of the currency risk exposure on anticipated cash inflows and outflows. Depending on the underlying exposure, such

[3]	For additional disclosures about fair value measurement of derivative instruments, see Note 16, Fair Value Measurements.

derivates can create additional earnings volatility because we do not use hedge accounting. We hedge certain of these risks through forward contracts and zero-cost collars. Our international distribution and production operations monitor their foreign currency risk by assessing their balance sheet and forecasted exposures. Our Brazilian operations enter into foreign currency futures traded on the Futures and Commodities Exchange—Brazil Mercantile & Futures Exchange—and also enter into forward contracts to hedge foreign currency risk. Effective June 1, 2010, they began hedging a portion of their currency risk exposure on anticipated cash inflows and outflows similar to the process in Canada. Our other foreign locations also use forward contracts to reduce foreign currency risk.

Commodity Derivatives3 —We enter into derivative contracts to reduce the risk of price fluctuation in the purchases of certain of our product inputs. Our commodity derivatives contracts primarily relate to purchases of natural gas and ammonia. We use forward purchase contracts, swaps, and three-way collars to reduce these risks. The use of these financial instruments reduces the exposure of these risks with the intent to reduce our risk and variability.

Freight Derivatives3—We enter into derivative contracts to reduce the risk of price fluctuation in the purchases of our freight. We use forward freight agreements to reduce the risk and variability of related price changes in freight. The use of these financial instruments reduces the exposure of these risks with the intent to reduce our risk and variability.

As of May 31, 2010, the following is the total absolute notional volume associated with our outstanding derivative instruments:

(in millions of Units) Instrument	Derivative Category	Unit of Measure	May 31, 2010
Foreign Currency Derivatives	Foreign Currency	US Dollars	326.9
Natural Gas Derivatives	Commodity	MMbtu	24.6
Ocean Freight Contracts	Freight	Tonnes	3.9

Our foreign currency exchange contracts, commodities contracts, and freight contracts do not qualify for hedge accounting under U.S. GAAP; therefore, unrealized gains and losses are recorded in the Consolidated Statements of Earnings. Unrealized gains and losses on foreign currency exchange contracts related to inventory purchases, commodities contracts and certain forward freight agreements are recorded in cost of goods sold in the Consolidated Statements of Earnings. Unrealized gain or (loss) on foreign currency exchange contracts used to hedge changes in our financial position are included in the foreign currency transaction loss line in the Consolidated Statements of Earnings. Below is a table that shows the unrealized gains and (losses) on derivative instruments related to foreign currency exchange contracts, commodities contracts, and freight:

(in millions) Derivative Instrument		Years ended May 31,
	Location	2010	2009
Foreign Currency Derivatives	Cost of Goods Sold	$(6.9)	$3.3
Foreign Currency Derivatives	Foreign Currency Transaction Gain (Loss)	30.6	(31.6)
Commodity Derivatives	Cost of Goods Sold	79.6	(132.9)
Freight Derivatives	Cost of Goods Sold	-	(5.0)

[3]	For additional disclosures about fair value measurement of derivative instruments, see Note 16, Fair Value Measurements.

The gross fair market value of all derivative instruments and their location in our Consolidated Balance Sheets are shown by those in an asset or liability position and are further categorized by foreign currency, commodity, and freight derivatives.

(in millions)	Asset Derivatives (a)		Liability Derivatives (a)
Derivative Instrument	Location	May 31, 2010	Location	May 31, 2010
Foreign Currency Derivatives	Other current assets	$3.1	Accrued liabilities	$(3.8)
Commodity Derivatives	Other current assets	0.6	Accrued liabilities	(11.9)
Commodity Derivatives	Other assets	0.2	Other noncurrent liabilities	(1.4)
Freight Derivatives	Other current assets	9.0	Accrued liabilities	(4.4)

Total		$12.9		$(21.5)

(in millions)	Asset Derivatives (a)		Liability Derivatives (a)
Derivative Instrument	Location	May 31, 2009	Location	May 31, 2009
Foreign Currency Derivatives	Other current assets	$11.8	Accrued liabilities	$(35.0)
Commodity Derivatives	Other current assets	6.9	Accrued liabilities	(94.2)
Commodity Derivatives	Other assets	1.3	Other noncurrent liabilities	(5.2)
Freight Derivatives	Other current assets	4.6	Accrued liabilities	(0.1)

Total		$24.6		$(134.5)

(a)	In accordance with U.S. GAAP the above amounts are disclosed at gross fair value and the amounts recorded on the Consolidated Balance Sheets are presented on a net basis when permitted.

Credit-Risk-Related Contingent Features

Certain of our derivative instruments contain provisions that require us to post collateral. These provisions also state that if our debt were to be rated below investment grade, certain counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on May 31, 2010, was $17.7 million. We have not posted cash collateral in the normal course of business associated with these contracts. If the credit-risk-related contingent features underlying these agreements were triggered on May 31, 2010, we would be required to post an additional $17.7 million of collateral assets, which are either cash or U.S. Treasury instruments, to the counterparties.

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

16. FAIR VALUE MEASUREMENTS

Effective June 1, 2008, we prospectively adopted the new fair value measurement standard, codified in ASC 820 Fair Value Measurements and Disclosures, with respect to fair value measurements of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually) and (b) all financial assets and liabilities. In February 2008, the FASB issued amendments that deferred implementation of the fair value disclosure requirements for certain nonfinancial assets and nonfinancial liabilities for one year. Effective June 1, 2009, we prospectively adopted the remaining aspects of the fair value measurement relative to nonfinancial assets and liabilities that are measured at fair value, but are recognized and disclosed at fair value on a nonrecurring basis, which include our long-lived assets, goodwill and ARO. Effective March 1, 2010, we adopted the provisions of ASU 2010-06, Fair Value Measurement and Disclosures, which enhanced certain disclosures but did not have a significant effect on our Consolidated financial statements.

The fair value standard eliminates the deferral of gains and losses at inception associated with certain derivative contracts whose fair value was not evidenced by observable market data. The impact of this change in accounting for derivative contracts is required to be recorded as an adjustment to opening retained earnings in the period of adoption. We did not have any deferred gains or losses at inception of derivative contracts and therefore no adjustment to opening retained earnings was made upon adoption.

Under the standard, fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in Mosaic’s principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Fair Value Hierarchy

We determine the fair market values of our derivative contracts and certain other assets based on the fair value hierarchy described below, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels within its hierarchy that may be used to measure fair value.

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

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents assets and liabilities included in our Consolidated Balance Sheets that are recognized at fair value on a recurring basis, and indicates the fair value hierarchy utilized to determine such fair value. The assets and liabilities are classified in their entirety based on the lowest level of input that is a significant component of the fair value measurement. The lowest level of input is considered Level 3. Mosaic’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the classification of fair value assets and liabilities within the fair value hierarchy levels.

(in millions)	May 31, 2010
	Total	Level 1	Level 2	Level 3
Assets
Foreign currency derivatives	$3.2	$1.0	$2.2	$-
Freight derivatives	9.0	-	-	9.0

Total assets at fair value	$12.2	$1.0	$2.2	$9.0

Liabilities
Foreign currency derivatives	$3.9	$-	$3.9	$-
Commodity derivatives	12.5	-	12.5	-
Freight derivatives	4.4	-	-	4.4

Total liabilities at fair value	$20.8	$-	$16.4	$4.4

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

Financial Instruments

The carrying amounts and estimated fair values of our financial instruments are as follows:

	May 31,
	2010		2009
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$2,523.0	$2,523.0	$2,703.2	$2,703.2
Accounts receivable, including Cargill receivables	614.8	614.8	597.6	597.6
Accounts payable trade, including Cargill payables	566.7	566.7	383.6	383.6
Short-term debt	83.1	83.1	92.7	92.7
Long-term debt, including current portion	1,260.8	1,352.7	1,299.8	1,237.1

For cash and cash equivalents, accounts receivable and accounts payable, the carrying amount approximates fair value because of the short-term maturity of those instruments. The fair value of long-term debt, including long-term debt due Cargill, is estimated using a present value method based on current interest rates for similar instruments with equivalent credit quality.

17. GUARANTEES AND INDEMNITIES

We enter into various contracts that include indemnification and guarantee provisions as a routine part of our business activities. Examples of these contracts include asset purchase and sale agreements, surety bonds, financial assurances to regulatory agencies in connection with reclamation and closure obligations, commodity sale and purchase agreements, and other types of contractual agreements with vendors and other third parties. These agreements indemnify counterparties for matters such as reclamation and closure obligations, tax liabilities, environmental liabilities, litigation and other matters, as well as breaches by Mosaic of representations, warranties and covenants set forth in these agreements. In many cases, we are essentially guaranteeing our own performance, in which case the guarantees do not fall within the scope of the accounting and disclosures requirements under U.S. GAAP.

Our material guarantees and indemnities are as follows:

Guarantees to Brazilian Financial Parties. From time to time, we issue guarantees to financial parties in Brazil for certain amounts owed the institutions by certain customers of Mosaic. The guarantees are for all or part of the customers’ obligations. In the event that the customers default on their payments to the institutions and we would be required to perform under the guarantees, we have in most instances obtained collateral from the customers. We monitor the nonperformance risk of the counterparties and have noted no specific concerns regarding their ability to perform on their obligations. The guarantees generally have a one-year term, but may extend up to two years or longer depending on the crop cycle, and we expect to renew many of these guarantees on a rolling twelve-month basis. As of May 31, 2010, we have estimated the maximum potential future payment under the guarantees to be $94.7 million. The fair value of our guarantees is immaterial to the Consolidated Financial Statements as of May 31, 2010 and May 31, 2009.

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

In accordance with the merger and contribution agreement related to the Combination, pension and other postretirement benefit liabilities for certain of the former CCN employees were not transferred to us. Prior to the Combination, Cargill was the sponsor of the benefit plans for CCN employees and therefore, no assets or liabilities were transferred to us. These former CCN employees remain eligible for pension and postretirement benefits under Cargill’s plans. Cargill incurs the associated costs and then charges them to us. The amount that Cargill may charge to us for such pension costs may not exceed $2.0 million per year or $19.2 million in the aggregate. As of May 31, 2010, the aggregate amount remaining under this agreement that may be charged to us is $11 million. This cap does not apply to the costs associated with certain active union participants who continue to earn service under Cargill’s pension plan.

Costs charged to us for the former CCN employees’ pension expense were $1.1 million for each of fiscal 2010 and 2009 and $2.6 million for fiscal 2008, respectively.

Defined Benefit Plans

We sponsor two defined benefit pension plans in the U.S. and four plans in Canada. We assumed these plans from IMC on the date of the Combination. Benefits are based on different combinations of years of service and compensation levels, depending on the plan. The U.S. salaried and non-union hourly plan provides benefits to employees who were IMC employees prior to January 1998. In addition, the plan, as amended, accrues no further benefits for plan participants, effective March 2003. The U.S. union pension plan provides benefits to union employees. Certain U.S. union employees were given the option and elected to participate in a defined contribution retirement plan in January 2004, in which case their benefits were frozen under the U.S. union pension plan. Other represented employees with certain unions hired on or after June 2003 are not eligible to participate in the U.S. union pension plan. The Canadian pension plans consist of two plans for salaried and non-union hourly employees, which are closed to new members, and two plans for union employees.

Certain of the U.S. union pension plans and benefit accruals were frozen effective December 31, 2007 and December 31, 2008, and replaced with defined contribution retirement plans. We continue to fund the accumulated benefit obligations existing as of December 31, 2007 and December 31, 2008, but accrue no further benefit obligations under the plans. We concluded that there was no financial impact of the curtailment.

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

The U.S. retiree medical program for certain salaried and non-union retirees age 65 and over was terminated effective January 1, 2004. The retiree medical program for salaried and non-union hourly retirees under age 65 will end at age 65. The retiree medical program for certain active salaried and non-union hourly employees was terminated effective April 1, 2003. Coverage changes and termination of certain post-65 retiree medical benefits also were effective April 1, 2003. We also provide retiree medical benefits to union hourly employees. Pursuant to a collective bargaining agreement, certain represented employees hired after June 2003 are not eligible to participate in the retiree medical program. Retiree medical benefits were eliminated for certain active union employees.

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

In March 2010, the Patient Protection and Affordable Care Act and a reconciliation measure, the Health Care and Education Reconciliation Act of 2010, (“Act”) were signed into law. The Act contained a provision that eliminated certain annual and lifetime limits on the dollar value of benefits. On June 17, 2010 the Department of the Treasury, the Department of Labor, and the Department of Health and Human Services published guidance in the Federal Register stating, in effect, that the lifetime and annual benefit limits under the Act do not apply to plans that cover only retirees. As of May 31, 2010, we had a plan that contained both active employees and retirees. Therefore, we included the impacts of the Act in our calculation of the accumulated post-retirement benefit obligation (“APBO”). The Act increased our APBO by approximately $40 million with an offset to accumulated other comprehensive income and increased our fiscal 2010 expense by approximately $1.2 million. On June 30, 2010, we approved and communicated the separation of our plans. Therefore, in fiscal 2011 we will remeasure our APBO including the provisions of the plan amendment thereby reducing our APBO by approximately $42 million with the offset to accumulated other comprehensive income. In addition, this Plan amendment is reflected in our disclosures of estimated future net periodic benefit costs, estimated future payments and adjustments and estimated future contributions.

Accounting for Pension and Postretirement Plans

We adopted the new defined benefit pension and postretirement measurement date guidance as of June 1, 2008. Prior to fiscal 2009, we used a measurement date as of February 28. The adoption required us to record a $0.5 million reduction to retained earnings, a $36.3 million reduction of other non-current liabilities, a $12.5 million reduction to deferred tax assets and a $24.3 million increase to opening accumulated other comprehensive income.

The year-end status of the North American plans was as follows:

	Pension Plans		Postretirement Benefit Plans
(in millions)	2010	2009	2010	2009
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$524.7	$580.5	$80.0	$108.9
Service cost	3.7	3.9	0.7	0.6
Interest cost	37.3	34.8	5.5	6.1
Plan amendments	3.0	-	(19.6)	-
Actuarial loss (gain)	89.7	(45.5)	38.2	(14.8)
Currency fluctuations	6.1	(17.4)	0.3	(1.0)
Settlement gain	-	-	-	(12.7)
Employee contribution	-	-	0.2	0.2
Benefits paid	(29.0)	(29.1)	(5.6)	(6.7)
Adjustment for change in measurement date	-	(2.5)	-	(0.6)

Projected benefit obligation at end of year	$635.5	$524.7	$99.7	$80.0

Change in plan assets:
Fair value at beginning of year	$468.5	$526.4	$-	$-
Currency fluctuations	5.8	(15.7)	-	-
Actual return	71.6	(104.3)	-	-
Company contribution	5.5	85.9	5.4	19.2
Employee contribution	-	-	0.2	0.2
Benefits paid	(29.0)	(29.1)	(5.6)	(6.7)
Other distributions	-	-	-	(12.7)
Asset adjustment due to change in measurement date	-	5.3	-	-

Fair value at end of year	$522.4	$468.5	$-	$-

Funded status of the plans at May 31	$(113.1)	$(56.2)	$(99.7)	$(80.0)

Amounts recognized in the consolidated balance sheets:
Noncurrent assets	$-	$4.1	$-	$-
Current liabilities	(0.7)	(0.7)	(8.0)	(10.1)
Noncurrent liabilities	(112.4)	(59.6)	(91.7)	(69.9)
Amounts recognized in accumulated other comprehensive (income) loss
Prior service cost/(credit)	$9.6	$0.2	$(8.9)	$0.3
Actuarial (gain)/loss	121.4	69.2	23.5	(22.3)

The accumulated benefit obligation for the defined benefit pension plans was $629.0 million and $519.2 million as of May 31, 2010 and 2009, respectively.

The components of net annual periodic benefit costs and other amounts recognized in other comprehensive income include the following components:

(in millions)	Pension Plans			Postretirement Benefit Plans
Net Periodic Benefit Cost	2010	2009	2008	2010	2009	2008
Service cost	$3.7	$3.9	$7.0	$0.7	$0.6	$0.9
Interest cost	37.3	34.8	32.1	5.5	6.1	6.3
Expected return on plan assets	(41.2)	(39.5)	(38.7)	-	-	-
Amortization of:
Prior service cost/(credit)	1.5	-	-	(17.3)	-	-
Actuarial (gain)/loss	0.1	(3.7)	-	(0.8)	(0.5)	-

Net periodic (income) cost	1.4	(4.5)	0.4	(11.9)	6.2	7.2
Settlement gain	-	-	-	-	(2.0)	-
Curtailment gain	-	-	-	-	-	-

Net periodic benefit (income) cost	$1.4	$(4.5)	$0.4	$(11.9)	$4.2	$7.2

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Prior service cost (credit) recognized in other comprehensive income	$1.6	$-	$-	$(2.3)	$-	$-
Net actuarial loss (gain) recognized in other comprehensive income	59.1	101.1	(8.8)	39.0	(12.4)	(10.5)

Total recognized in other comprehensive income	$60.7	$101.1	$(8.8)	$36.7	$(12.4)	$(10.5)
Total recognized in net periodic benefit cost and other comprehensive income	$62.1	$96.6	$(8.4)	$24.8	$(8.2)	$(3.3)

The estimated net actuarial gain (loss) and prior service cost for the pension plans and postretirement plans that is expected to be amortized from accumulated other comprehensive income into net periodic benefit cost in fiscal 2011 is $(7.8) million and $3.0 million, respectively.

The following estimated benefit payments, which reflect estimated future service, as adjusted to reflect the aforementioned plan amendment on June 30, 2010, are expected to be paid by the related plans in the fiscal years ending May 31:

(in millions)	Pension Plans Benefit Payments	Other Postretirement Plans Benefit Payments	Medicare Part D Adjustments
2011	33.8	7.7	0.7
2012	34.5	7.8	0.8
2013	36.4	7.6	0.8
2014	37.9	7.4	0.8
2015	40.3	6.9	0.8
2016-2020	225.4	24.1	2.4

In fiscal 2011, we need to contribute cash of at least $24.4 million to the pension plans to meet minimum funding requirements. Also in fiscal 2011, we anticipate contributing cash of $7.7 million to the postretirement medical benefit plans to fund anticipated benefit payments. These amounts have been adjusted to reflect the plan amendment on June 30, 2010.

Plan Assets and Investment Strategies

The Company’s overall investment strategy is to obtain sufficient return and provide adequate liquidity to meet the benefit obligations of our pension plans. Investments are made in public securities to ensure adequate liquidity to support benefit payments. Domestic and international stocks and bonds provide diversification to the portfolio. Our pension plan weighted-average asset allocations as of May 31, 2010 and 2009 and the target by asset class are as follows:

US Pension Plan Assets	2010 Target	Plan Assets as of May 31, 2010	2009 Target	Plan Assets as of May 31, 2009
Asset Category
U.S. equity securities	10.0%	9.0%	10.0%	11.0%
Non-U.S. equity securities	5.0%	5.0%	5.0%	6.0%
Real estate	5.0%	4.0%	5.0%	5.0%
Fixed income	75.0%	79.0%	75.0%	75.0%
Private equity	5.0%	3.0%	5.0%	3.0%

Total	100.0%	100.0%	100.0%	100.0%

Canadian Pension Plan Assets	2010 Target	Plan Assets as of May 31, 2010	2009 Target	Plan Assets as of May 31, 2009
Asset Category
Canadian equity securities	22.0%	25.0%	22.0%	26.0%
U.S. equity securities	24.0%	26.0%	24.0%	25.0%
Non-U.S. equity securities	15.0%	15.0%	15.0%	16.0%
Fixed income	30.0%	29.0%	30.0%	28.0%
Private equity	9.0%	5.0%	9.0%	5.0%

Total	100.0%	100.0%	100.0%	100.0%

For the U.S. plans, the Company utilizes an asset allocation policy that seeks to maintain a fully-funded plan status under the Pension Protection Act (PPA) of 2006. As such, the primary investment objective beyond accumulating sufficient assets to meet future benefit obligation is to monitor and manage the liabilities of the plan to better insulate the portfolio from changes in interest rates that are impacting the liabilities. This requires an interest rate hedging program to reduce the sensitivity in the plan’s funded status and having a portion of the Plan’s assets invested in return-seeking strategies. Currently, our policy includes a 75% allocation to fixed income and 25% to return-seeking strategies. The U.S. pension plans’ benchmark of the return-seeking strategies is currently comprised of the following indices and their respective weightings: 36% Russell 1000, 8% Russell 2000, 20% MSCI EAFE Net, 4% MSCI EM Net, 20% NCREIF Open-End Diversified Core Equity Fund. The benchmark for the fixed income strategies are comprised of 61% Barclays Long Gov/Credit, 4% Barclays US Strips, and 35% Barclays US Long Credit.

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

During 2010 the Company completed an asset/liability study for the Canadian pension plans in an effort to select an appropriate asset allocation that will assess the potential impacts on funding. These studies resulted in the Company selecting an asset allocation policy that seeks to maintain an appropriate allocation to return seeking assets and an interest rate management strategy. This new policy will be implemented in fiscal year 2011 and was included in our long term rate of return for our Canadian plans.

A significant amount of the assets are invested in funds that are managed by a group of professional investment managers. These funds are mainly commingled funds. Performance is reviewed by management monthly by comparing the funds’ return to benchmark with an in depth quarterly review presented to the Pension Investment Committee. We do not have any significant concentrations of credit risk or industry sectors within the plan assets. Assets may be indirectly invested in Mosaic stock, but any risk related to this investment would be immaterial due to the insignificant percentage of the total pension assets that would be invested in Mosaic stock.

Fair Value Measurements of Plan Assets

The following tables provide fair value measurement, by asset class of the Company’s defined benefit plan assets for both the U.S. and Canadian plans (see Note 16 for a description of the fair value hierarchy methodology):

(in millions)	May 31, 2010
US Pension Plan Assets	Total	Level 1	Level 2	Level 3
Asset Category
Cash	$-	$-	$-	$-
Equity securities
U.S.	32.1	-	32.1	-
International	17.4	-	17.4	-
Real estate	11.5	-	-	11.5
Fixed income (a)	262.6	-	262.6	-
Private equity funds (b)	8.3	-	-	8.3

Total assets at fair value	$331.9	$-	$312.1	$19.8

( a )

This class includes several funds that invest in approximately 21% of U.S. federal government debt securities, 7% of other governmental securities, 4% of foreign entity debt securities and 68% of corporate debt securities.

( b )	This class includes several private equity funds that invest in U.S. and European corporations and financial institutions.

(in millions)	May 31, 2010
Canadian Pension Plan Assets	Total	Level 1	Level 2	Level 3
Asset Category
Cash	$2.2	$2.2	$-	$-
Equity securities
Canadian	48.3	-	48.3	-
U.S.	49.0	-	49.0	-
Non-U.S. international	28.9	-	28.9	-
Fixed income (a)	54.7	-	54.7	-
Private equity funds (b)	7.4	-	-	7.4

Total	$190.5	$2.2	$180.9	$7.4

(a)

This class consists of a fund that invests in approximately 36% of Canadian federal government debt securities, 27% of Canadian provincial government securities, 26% of Canadian corporate debt securities and 11% of foreign entity debt securities.

( b )	This class includes several private equity funds that invest in U.S. and international corporations.

Equity securities and fixed income investments for both the U.S and Canadian plans are held in common/collective funds valued at the net asset value (NAV) as determined by the fund managers, and generally have daily liquidity. NAV is based on the fair value of the underlying assets owned by the funds, less liabilities, and divided by the number of units outstanding. Private equity funds are valued at NAV as determined by the fund manager and have liquidity restrictions based on the nature of the underlying investments.

The following table provides a reconciliation of our plan assets measured at fair value using significant unobservable inputs (Level 3) for the year ended May 31, 2010:

(in millions)	U.S. Pension Assets	Canadian Pension Assets
Balance as of June 1, 2009	$22.2	$7.7
Net realized and unrealized gains/(losses)	(2.3)	(0.3)
Purchases, issuances, settlements, net	(0.1)	-
Transfers in/out of Level 3	-	-

Balance as of May 31, 2010	$19.8	$7.4

Rates and Assumptions

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

The assumptions used to determine benefit obligations for fiscal 2010 and 2009 are based on a measurement date of May 31, while the fiscal 2008 assumptions are based on a measurement date of February 28. Weighted average assumptions used to determine benefit obligations were as follows:

	Pension Plans			Postretirement Benefit Plans
	2010	2009	2008	2010	2009	2008
Discount rate	5.61%	7.16%	6.26%	5.71%	6.73%	5.87%
Expected return on plan assets	6.92%	6.92%	7.78%	-	-	-
Rate of compensation increase	4.00%	4.00%	4.00%	-	-	-

The assumptions used to determine net benefit cost for fiscal 2010 and 2009 are based on a measurement date of May 31 while the fiscal 2008 assumptions are based on a measurement date of February 28. Weighted-average assumptions used to determine net benefit cost were as follows:

	Pension Plans			Postretirement Benefit Plans
	2010	2009	2008	2010	2009	2008
Discount rate	7.16%	6.57%	5.48%	6.73%	6.45%	5.51%
Expected return on plan assets	6.92%	6.93%	7.79%	-	-	-
Rate of compensation increase	4.00%	4.00%	3.50%	-	-	-

Assumed health care trend rates used to measure the expected cost of benefits covered by the plans were as follows:

	2010	2009	2008
Health care cost trend rate assumption for the next fiscal year	9.25%	10.00%	9.25%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.50%	5.50%	5.50%
Fiscal year that the rate reaches the ultimate trend rate	2015	2015	2013

Assumed health care cost trend rates have an effect on the amounts reported. For the health care plans a one-percentage-point change in the assumed health care cost trend rate would have the following effect:

	2010		2009		2008
(in millions)	One Percentage Point Increase	One Percentage Point Decrease	One Percentage Point Increase	One Percentage Point Decrease	One Percentage Point Increase	One Percentage Point Decrease
Total service and interest cost	$0.1	$(0.1)	$0.1	$(0.1)	$0.2	$(0.2)
Postretirement benefit obligation	2.6	(2.4)	2.3	(2.2)	1.4	(1.2)

Defined Contribution Plans

The Mosaic Investment Plan (“Investment Plan”) permits eligible salaried and nonunion hourly employees to defer a portion of their compensation through payroll deductions and provides matching contributions. In fiscal 2010 and 2009, we matched 100% of the first 3% of the participant’s contributed pay plus 50% of the next 3% of the participant’s contributed pay to the Investment Plan, subject to Internal Revenue Service limits. Participant contributions, matching contributions, and the related earnings immediately vest. The Investment Plan also provides an annual non-elective employer contribution feature for eligible salaried and non-union hourly employees based on the employee’s age and eligible pay. In accordance with plan amendments effective

January 1, 2007 participants are generally vested in the non-elective employer contributions after three years of service. Prior to January 1, 2007 vesting schedules in the non-elective employer contributions were generally over five years of service. In addition, a discretionary feature of the plan allows the Company to make additional contributions to employees. Effective January 1, 2005, certain former employees of Cargill who were employed with Mosaic on January 1, 2005 became eligible for the Investment Plan, and a portion of the Cargill Partnership Plan assets were transferred to the Investment Plan.

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

The expense attributable to the Investment Plan and Savings Plan was $24.0 million, $24.1 million and $22.9 million in fiscal 2010, 2009 and 2008, respectively.

Canadian salaried and non-union hourly employees participate in an employer funded plan with employer contributions similar to the U.S. plan. The plan provides a profit sharing component which is paid each year. We also sponsor one mandatory union plan in Canada. Benefits in these plans vest after two years of consecutive service.

19. SHARE-BASED PAYMENTS

We sponsor one share-based compensation plan. The Mosaic Company 2004 Omnibus Stock and Incentive Plan (the “Omnibus Plan”), which was approved by shareholders and became effective October 20, 2004 and amended on October 4, 2006 and October 8, 2009, permits the grant of shares and share options to employees for up to 25 million shares of common stock. The Omnibus Plan provides for grants of stock options, restricted stock, restricted stock units, and a variety of other share-based and non-share-based awards. Our employees, officers, directors, consultants, agents, advisors, and independent contractors, as well as other designated individuals, are eligible to participate in the Omnibus Plan. Mosaic settles stock option exercises and restricted stock units with newly issued common shares. The Compensation Committee of the Board of Directors administers the Omnibus Plan subject to its provisions and applicable law.

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

	Years ended May 31,
	2010	2009	2008
Weighted average assumptions used in option valuations:
Expected volatility	60.5%	45.0%	40.5%
Expected dividend yield	0.4%	0.2%	-
Expected term (in years)	6.0	6.0	6.0
Risk-free interest rate	3.01%	3.40%	4.63%

We recorded share-based compensation expense, net of forfeitures, of $23.4 million for fiscal 2010 and 2009, and $18.5 million for fiscal 2008. The tax benefit related to share-based compensation expense was $8.4 million for fiscal 2010 and 2009, and $6.6 million for fiscal 2008.

A summary of our stock option activity during fiscal 2010 is as follows:

	Shares (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of June 1, 2009	3.4	$25.98	6.6	$109.0
Granted	0.4	52.73
Exercised	(0.7)	16.78
Canceled	-	-

Outstanding as of May 31, 2010	3.1	$30.84	6.2	$62.9

Exercisable as of May 31, 2010	2.4	$22.31	5.6	$61.9

The weighted-average grant date fair value of options granted during fiscal 2010, 2009 and 2008 was $29.78, $58.98 and $18.87, respectively. The total intrinsic value of options exercised during fiscal 2010, 2009 and 2008 was $25.3 million, $22.4 million and $151.0 million, respectively.

A summary of the status of our restricted stock units as of May 31, 2010, and changes during fiscal 2010, is presented below:

	Shares (in millions)	Weighted Average Grant Date Fair Value Per Share
Restricted stock units as of June 1, 2009	0.7	$30.11
Granted	0.2	52.42
Issued and canceled	(0.5)	17.55

Restricted stock units as of May 31, 2010	0.4	$54.40

As of May 31, 2010, there was $11.2 million of total unrecognized compensation cost related to options and restricted stock units granted under the Omnibus Plan. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.3 years. The total fair value of options vested in fiscal 2010 and 2009 was $12.1 million and $14.8 million, respectively.

Cash received from options exercised under all share-based payment arrangements for fiscal 2010, 2009 and 2008 was $12.5 million, $4.6 million and $57.2 million, respectively. In fiscal 2010, 2009 and 2008 we received a tax benefit for tax deductions from options of $17.9 million, $19.0 million and $54.7 million, respectively.

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

We have long-term agreements for the purchase of sulfur which is used in the production of phosphoric acid. We also have long-term agreements for the purchase of ammonia which is used with phosphoric acid to produce DAP and monoammonium phosphate fertilizer (“MAP”) in our Phosphates business. We have long-term agreements for the purchase of natural gas, which is a significant raw material, used in the solution mining process in our Potash segment and used in our phosphate concentrates plants. We also have agreements for capital expenditures primarily in our Potash segments related to our expansion projects. The commitments included in the table below are based on market prices as of May 31, 2010.

A schedule of future minimum long-term purchase commitments, based on May 31, 2010 market prices, and minimum lease payments under non-cancelable operating leases as of May 31, 2010 follows:

(in millions)	Purchase Commitments	Operating Leases
2011	$1,116.1	$39.5
2012	138.5	29.5
2013	29.4	23.0
2014	9.0	16.6
2015	7.1	8.5
Subsequent years	14.2	13.6

	$1,314.3	$130.7

Rental expense for fiscal 2010, 2009 and 2008 amounted to $74.0 million, $66.5 million and $58.0 million, respectively. Purchases made under long-term commitments were $1.3 billion, $2.1 billion and $3.1 billion for fiscal 2010, 2009, and 2008, respectively.

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

Under a contract (the “PCS Tolling Contract”) with Potash Corporation of Saskatchewan Inc. (“PCS”), our wholly-owned subsidiary, Mosaic Potash Esterhazy Limited Partnership (“Mosaic Esterhazy”), mines and refines PCS’ potash reserves at our Esterhazy mine for a fee plus a pro rata share of operating and capital costs. The contract provides that PCS may elect to receive between 0.45 million and 1.3 million tonnes of potash per year. The contract provides for a term through December 31, 2011 as well as certain renewal terms at the option of PCS, but only to the extent PCS has not received all of its available reserves under the contract. Based on our then-current calculations, in May 2009, we informed PCS that we believed that approximately 1.5 million tonnes of potash remained to be delivered to PCS under the contract after April 2009 and, therefore, our obligation to supply potash to PCS would expire by the end of August 2010, and that we would cease delivery of product following that date. Our calculations assumed PCS would continue to take 1.1 million tonnes annually under the contract (which is the volume PCS elected to take for calendar 2009) and that our then-current mining plans and conditions would remain unchanged. Although we are in the process of updating our calculation of the expected expiration date of the contract to reflect PCS’ refusal to take delivery in calendar 2009 of almost 0.9 million tonnes of potash that it ordered under the contract, as well as PCS’ election to take 0.9 million tonnes of potash under the contract in calendar 2010 and other relevant factors, we believe that at current delivery rates our obligation to supply potash to PCS will expire in calendar 2011.

PCS has filed a lawsuit against us contesting our basis and timing for termination of the contract and alleging damages based on our historical mining practices. We filed a counterclaim against PCS alleging that it invalidly declared force majeure due to the global financial and credit crisis in April 2009 which seeks damages in an unspecified amount, including damages resulting from PCS’ failure to pay its pro rata portion of operating costs we incurred during the period in which PCS did not take product. We believe the allegations in PCS’ lawsuit are without merit. We have included a further description of the lawsuit under “Esterhazy Potash Mine Tolling Contract Disputes” in Note 21. After expiration of the contract or during other periods to the extent we are not fully utilizing the capacity to satisfy our obligations under the contract, the productive capacity at our Esterhazy mine otherwise used to satisfy our obligations under the contract is available to us for sales to any of our customers at then-current market prices.

For fiscal 2010, 2009 and 2008, total revenue under this contract was $66.1 million, $106.3 million and $91.4 million, respectively.

Under a long-term contract that extends through 2011 with a third party customer, we supply approximately 0.2 million tonnes of potash annually. In addition, we supply approximately 0.2 million tonnes of salt on an annual basis to a customer under a long-term contract that extends through 2013. As of the date of the Combination, these contracts reflected below market prices and we recorded a fair value adjustment that is being amortized into sales over the life of the contracts. As of May 31, 2010, the amount remaining to be amortized was $37.8 million. For fiscal 2010, 2009 and 2008, the amortization of the fair value adjustment increased net sales by $12.6 million, $17.2 million and $19.4 million, respectively.

We incur liabilities for reclamation activities and phosphogypsum stack system closure in our Florida and Louisiana operations where, in order to obtain necessary permits, we must either pass a test of financial strength or provide credit support, typically in the form of surety bonds or letters of credit. The surety bonds generally expire within one year or less but a substantial portion of these instruments provide financial assurance for continuing obligations and, therefore, in most cases, must be renewed on an annual basis. As of May 31, 2010, we had $180.3 million in surety bonds outstanding, of which $149.7 million is for mining reclamation obligations in Florida and $30.6 million is for other matters.

21. CONTINGENCIES

We have described below judicial and administrative proceedings to which we are subject.

Environmental Matters

We have contingent environmental liabilities that arise principally from three sources: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites. At facilities currently or formerly owned by our subsidiaries or their predecessors, the historical use and handling of regulated chemical substances, crop and animal nutrients and additives and by-product or process tailings have resulted in soil, surface water and/or groundwater contamination. Spills or other releases of regulated substances, subsidence from mining operations and other incidents arising out of operations, including accidents, have occurred previously at these facilities, and potentially could occur in the future, possibly requiring us to undertake or fund cleanup or result in monetary damage awards, fines, penalties, other liabilities, injunctions or other court or administrative rulings. In some instances, pursuant to consent orders or agreements with appropriate governmental agencies, we are undertaking certain remedial actions or investigations to determine whether remedial action may be required to address contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into consideration established accruals of approximately $26.2 million and $27.6 million as of May 31, 2010 and 2009, respectively, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites or as a result of other environmental, health and safety matters. Below is a discussion of the more significant environmental matters.

Hutchinson, Kansas Sinkhole. In January 2005, a sinkhole developed at a former IMC salt solution mining and steam extraction facility in Hutchinson, Kansas. Under Kansas Department of Health and Environment (“KDHE”) oversight, we completed measures to fill and stabilize the sinkhole and provided KDHE information regarding our continuous monitoring of the sinkhole as well as steps taken to ensure its long term stability. At KDHE’s request, we then investigated the potential for subsidence or collapse at approximately 30 former salt solution mining wells at the property, some of which are in the vicinity of nearby residential properties, railroads and roadways. Subsequently, we entered into an agreement with KDHE and the City of Hutchinson with respect to measures to address risks presented by the former wells. The primary measures include our purchase of a number of homes in the Careyville development that is adjacent to the Hutchinson, Kansas facility in order to create a buffer between the former wells and residential property, our installation of an early detection monitoring system and well stability investigation along the railroad tracks, and the City of Hutchinson’s closure of a road. We have purchased or entered into agreements to purchase most of the homes required to create the buffer. We do not expect that the costs related to these matters will have a material impact on our business or financial condition in excess of amounts accrued. If further subsidence were to occur at the existing sinkhole, additional sinkholes were to develop, KDHE were to request additional measures to address risks presented by the former wells or further investigation at the site reveals additional subsidence or sinkhole risk, it is possible that we could be subject to additional claims from governmental agencies or other third parties that could exceed established accruals, and it is possible that the amount of any such claims could be material.

In a related matter, on January 6, 2010, eleven residents of the Careyville development filed a lawsuit against one of our subsidiaries, Vigindustries Inc., in the District Court of Reno County, Kansas. We subsequently removed the lawsuit to the United States District Court for the District of Kansas. The lawsuit alleges diminution in property values as a result of the operation and subsequent maintenance of the solution mines and the actions taken to address risks allegedly presented by the former salt solution mining wells at the Hutchinson, Kansas facility. The lawsuit was filed on behalf of the named plaintiffs and a putative class of property owners within the Careyville development. The lawsuit seeks damages in unspecified amounts for personal and property injuries, costs and attorneys’ fees, and unspecified equitable relief. We believe that the allegations in this case are without merit and intend to defend vigorously against them. We do not believe this lawsuit will have a material effect on our results of operations, liquidity or capital resources.

EPA RCRA Initiative. In 2003, the U.S. Environmental Protection Agency (“EPA”) Office of Enforcement and Compliance Assurance announced that it would be targeting facilities in mineral processing industries, including phosphoric acid producers, for a thorough review under the U.S. Resource Conservation and Recovery Act (“RCRA”) and related state laws. Mining and processing of phosphates generate residual materials that must be managed both during the operation of a facility and upon a facility’s closure. Certain solid wastes generated by our phosphate operations may be subject to regulation under RCRA and related state laws. The EPA rules exempt “extraction” and “beneficiation” wastes, as well as 20 specified “mineral processing” wastes, from the hazardous waste management requirements of RCRA. Accordingly, certain of the residual materials which our phosphate operations generate, as well as process wastewater from phosphoric acid production, are exempt from RCRA regulation. However, the generation and management of other solid wastes from phosphate operations may be subject to hazardous waste regulation if the waste is deemed to exhibit a “hazardous waste characteristic.” As part of its initiative, EPA has inspected all or nearly all facilities in the U.S. phosphoric acid production sector to ensure compliance with applicable RCRA regulations and to address any “imminent and substantial endangerment” found by the EPA under RCRA. We have provided the EPA with substantial amounts of information regarding the process water recycling practices and the hazardous waste handling practices at our phosphate production facilities in Florida and Louisiana, and the EPA has inspected all of our currently operating processing facilities in the U.S. In addition to the EPA’s inspections, our Bartow and Green Bay, Florida facilities and our Uncle Sam and Faustina, Louisiana facilities have entered into consent orders to perform analyses of existing environmental data, to perform further environmental sampling as may be necessary, and to assess whether the facilities pose a risk of harm to human health or the surrounding environment. We are finalizing similar orders for our New Wales, Riverview, and South Pierce, Florida facilities.

We have received Notices of Violation (“NOVs”) from the EPA related to the handling of hazardous waste at our Riverview (September 2005), New Wales (October 2005), Mulberry (June 2006) and Bartow (September 2006) facilities in Florida. The EPA has issued similar NOVs to our competitors and has referred the NOVs to the U.S. Department of Justice (“DOJ”) for further enforcement. We currently are engaged in discussions with the DOJ and EPA. We believe we have substantial defenses to most of the allegations in the NOVs, including but not limited to previous EPA regulatory interpretations and inspection reports finding that the process water handling practices in question comply with the requirements of the exemption for extraction and beneficiation wastes. We have met several times with the DOJ and EPA to discuss potential resolutions to this matter. In addition to seeking various changes to our operations, the DOJ and EPA have expressed a desire to obtain financial assurances for the closure of phosphogypsum management systems which may be significantly more stringent than current requirements in Florida or Louisiana. We intend to evaluate various alternatives and continue discussions to determine if a negotiated resolution can be reached. If it cannot, we intend to vigorously defend these matters in any enforcement actions that may be pursued. As part of a comprehensive settlement, or should we fail in our defense in any enforcement actions, we could incur substantial capital and operating expenses to modify our facilities and operating practices relating to the handling of process water, and we could also be required to pay significant civil penalties.

We have established accruals to address the estimated cost of implementing the related consent orders at our Florida and Louisiana facilities and the minimum estimated amount that will be incurred in connection with the NOVs discussed above. We cannot at this stage of the discussions predict whether the costs incurred as a result of the EPA’s RCRA initiative, the consent orders, or the NOVs will have a material effect on our business or financial condition.

EPA Clean Air Act Initiative. In August 2008, we attended a meeting with the EPA and DOJ at which we reiterated our responses to an August 2006 request from EPA under Section 114 of the Federal Clean Air Act (the “CAA”) for information and copies of records relating to compliance with National Emission Standards for Hazardous Air Pollutants for hydrogen fluoride (the “NESHAP”) at our Riverview, New Wales, Bartow, South Pierce and Green Bay facilities in Florida. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

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

Florida Sulfuric Acid Plants. On April 8, 2010, the EPA Region 4 submitted an administrative subpoena to us under Section 114 of the CAA regarding compliance of our Florida sulfuric acid plants with the “New Source Review” requirements of the CAA. The request received by Mosaic appears to be part of a broader EPA national enforcement initiative focusing on sulfuric acid plants. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

Financial Assurances for Phosphogypsum Management Systems in Florida and Louisiana. In Florida and Louisiana, we are required to comply with financial assurance regulatory requirements to provide comfort to the government that sufficient funds will be available for the ultimate closure and post-closure care of our phosphogypsum management systems. The estimated discounted net present value of our liabilities for such closure and post-closure care are included in our AROs, which are discussed in Note 14 to the Consolidated Financial Statements. In contrast, the financial assurance requirements in Florida and Louisiana are based on the undiscounted amounts of our liabilities in the event we were no longer a going concern. These financial assurance requirements can be satisfied without the need for any expenditure of corporate funds to the extent our financial statements meet certain balance sheet and income statement financial strength tests. In the event that we were unable to satisfy these financial strength tests in the future, we must utilize alternative methods of complying with the financial assurance requirements or could be subject to enforcement proceedings brought by relevant governmental agencies. Potential alternative methods of compliance include negotiating a consent decree that imposes alternative financial assurance or other conditions or, alternatively, providing credit support in the form of cash escrows, surety bonds from insurance companies, letters of credit from banks, or other forms of financial instruments or collateral to satisfy the financial assurance requirements.

We currently meet the applicable financial strength tests in both Florida and Louisiana. There can be no assurance that we will be able to continue to comply with the financial strength tests in either state; however, assuming we maintain our current levels of liquidity and capital resources, we do not expect that compliance with current or alternative requirements will have a material effect on our results of operations, liquidity or capital resources.

Other Environmental Matters. Superfund and equivalent state statutes impose liability without regard to fault or to the legality of a party’s conduct on certain categories of persons who are considered to have contributed to the release of “hazardous substances” into the environment. Under Superfund, or its various state analogues, one party may, under certain circumstances, be required to bear more than its proportionate share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Currently, certain of our subsidiaries are involved or concluding involvement at several Superfund or equivalent state sites. Our remedial liability from these sites, alone or in the aggregate, currently is not expected to have a material effect on our business or financial condition. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

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

Phosphate Mine Permitting in Florida

As a large mining company, denial of the permits sought at any of our mines, issuance of the permits with cost-prohibitive conditions, or substantial delays in issuing the permits, legal actions that prevent us from relying on permits or revocation of permits may create challenges for us to mine the phosphate rock required to operate our Florida and Louisiana phosphate plants at desired levels or increase our costs in the future.

The Altman Extension of the Four Corners Mine. Following extensive administrative proceedings before, and litigation against, the Manatee County Board of County Commissioners (the “Manatee County Board”), in December 2008 we entered into a settlement agreement (the “Settlement Agreement”) with Manatee County pursuant to which, in January and February 2009, the Manatee County Board granted all approvals necessary from Manatee County to begin mining the Altman Extension (the “Altman Extension”) of our Four Corners phosphate rock mine in central Florida.

On February 17, 2009, Sierra Club, Inc. (the “Sierra Club”), Joseph Rehill, John Korvick, Mary Sheppard and Manasota-88, Inc. (“Manasota-88”) brought a lawsuit in the Manatee County Circuit Court alleging procedural defects by the Manatee County Board in its approval of the Settlement Agreement and the Manatee County Board’s subsequent approvals that permit us to begin mining the Altman Extension. The lawsuit was against Manatee County and Mosaic Fertilizer, LLC (“Mosaic Fertilizer”) and sought a writ of certiorari invalidating the Manatee County Board approvals. In November 2009, the court denied the writ of certiorari. The plaintiffs have appealed that decision. We believe this suit is without merit and intend to defend vigorously against it. We do not anticipate that this suit will adversely affect our future mining plans for the Altman Extension.

The Army Corps of Engineers (the “Corps”) issued a federal wetlands permit for the Altman Extension in May 2008. The Sierra Club, Manasota-88, Gulf Restoration Network, Inc. and People for Protecting Peace River, Inc. (“People for Protecting Peace River”) sued the Corps in the United States District Court for the Middle District of Florida seeking to vacate our permit to mine the Altman Extension. In October 2008, the Corps suspended the permit. After we furnished additional information to the Corps and the Corps completed its additional review, the permit was reinstated in May 2009. The lawsuit, which had been stayed during the period of the permit suspension, has been reactivated and our motion to intervene was granted. Mining on the Altman Extension has commenced and is continuing. We expect that the permit will be upheld and that mining will continue in the ordinary course of business.

The Hardee County Extension of the South Fort Meade Mine. The mining reserves of our South Fort Meade phosphate rock mine in central Florida straddle the county line between Polk and Hardee Counties. Mining has occurred and will continue in Polk County. We have applied to extend the mine into Hardee County. The FDEP issued a Notice of Intent to issue the environmental resources permit in June 2008. Lee County and Sarasota County challenged the permit. In December 2008, a state Administrative Law Judge (“ALJ”) issued an order recommending that the FDEP issue the necessary permits for us to mine the Hardee County extension (the “Hardee County Extension”) of the South Fort Meade mine. The ALJ found in our favor on every issue in the case. The Secretary of the FDEP issued its Final Order accepting the ALJ’s findings in February and issued the final permit in March 2009. The Lee County Board of County Commissioners appealed the permit to the Second District Court of Appeal, and on March 2, 2010, the Second District Court of Appeal affirmed the permit. The time for Lee County to file further appeals has expired and this matter is now concluded.

Delays in receiving a federal wetlands permit from the Corps impacted the scheduled progression of mining activities for the Hardee County Extension. As a result, we began to experience idle time with a portion of our mining equipment at the mine in the latter part of fiscal 2010. On June 14, 2010, the Corps issued the federal wetlands permit. We subsequently initiated site preparation activities to begin mining the Hardee County Extension.

On June 30, 2010, the Sierra Club, People for Protecting Peace River and Manasota 88 filed a lawsuit against the Corps in the United States District Court for the Middle District of Florida, Jacksonville Division, contesting the Corps’ issuance of the federal wetlands permit, alleging that the issuance of the permit by the Corps violates the substantive and procedural requirements of the Clean Water Act (the “CWA”), the National Environmental Policy Act (“NEPA”) and the Endangered Species Act (the “ESA”), and was arbitrary, capricious, an abuse of discretion, and otherwise not in accordance with law, in violation of the Administrative Procedure Act (the “APA”). Plaintiffs’ complaint asserts that the permit authorizes the destruction of 534 acres of wetlands, and 56,661 linear feet of streams that are associated with the headwaters of the several creeks and rivers that drain into the Charlotte Harbor, Florida, estuary; that mining for phosphate has a devastating impact on the local environment; that nevertheless, and despite concerns raised by the EPA, the Corps determined that NEPA did not require preparation of an Environmental Impact Statement, refused to hold a public hearing and downplayed the cumulative effects of our South Fort Meade mine and other mines. Relief sought in the complaint includes a declaration that the Corps violated its statutory and regulatory duties under the CWA, NEPA, ESA and APA; a temporary restraining order (“TRO”), and preliminary permanent injunctions requiring the Corps to rescind the permit; and enjoining the Corps from reissuing the permit until the Corps has complied with its statutory and regulatory duties under the CWA, NEPA, ESA and APA. On July 1, 2010, the court issued a TRO prohibiting the Corps and us from conducting activities in jurisdictional waters of the United States in reliance on the federal wetlands permit issued by the Corps. The TRO remains in effect through July 28, 2010 unless modified or extended by the court. The court also held a hearing on plaintiffs’ motion for a preliminary injunction on July 22, 2010. We anticipate receiving a ruling from the court on the motion for preliminary injunction prior to the expiration of the TRO. We believe that the plaintiffs’ claims are without merit and intend to vigorously defend the Corps issuance of the federal wetlands permit for the Hardee County Extension.

Without the federal wetlands permit for the Hardee County Extension, mining at the South Fort Meade mine cannot continue without adverse consequences. Three of the mine’s four draglines that are used to extract phosphate rock have exhausted available reserves in Polk County and are now idled awaiting access to the new reserves in Hardee County. The remaining dragline is engaged in minimal phosphate rock extraction from low-yield reserves. Output from the single remaining dragline cannot economically support the operating costs of the mine.

Accordingly, on July 12, 2010, we issued a conditional notice under the federal Worker and Retraining Notification Act (the “WARN Act”) to 221 mine employees advising them that in 60 days our South Fort Meade mine may close indefinitely. The WARN Act notices were necessary because of the 60 day notice period required by law prior to layoffs of affected employees, if the court grants a preliminary injunction preventing disturbance of the waters of the United States until a trial is held to decide the merits of the lawsuit. Should a preliminary injunction not be entered by the court, work will continue on the Hardee County Extension and the WARN Act notices will be allowed to expire without any layoffs occurring.

If a preliminary injunction is entered by the court and mining of the Hardee County Extension is not permitted, we expect that we will need to shut down, in whole or in part, mining activities at the South Fort Meade mine for an indefinite period of time, resulting in significant costs to suspend operations and idle plant costs. In addition, our Phosphates segment’s other mining operations are currently operating at or near capacity with no opportunity for meaningful production increases. The annual production of concentrated phosphates from the phosphate rock production that may be lost from the South Fort Meade mine is estimated to be almost 3.2 million tonnes. Accordingly, loss of production from the South Fort Meade mine could also adversely impact the operation of our concentrated phosphate plants, with operating rates and sales volumes potentially impacted as early as the fourth quarter of fiscal 2011 and potential further layoffs of employees. In addition to the loss of production of phosphate rock and concentrated phosphates, we anticipate that a preliminary injunction could result in the indefinite closure or significant reduction of production at our concentrated phosphates plants, causing additional layoffs and significant costs and other potential adverse effects on us.

In addition to adverse effects on us, our employees, and the state and local economies, a loss of production from the South Fort Meade mine would also cause a dramatic reduction in annual U.S. phosphate rock production, which could ultimately influence global fertilizer markets, creating product shortages and potential price increases, and could play a significant role in causing another spike in agricultural commodity prices similar to market conditions in 2008.

While we intend to explore possibilities for mitigating the adverse effects if the court issues a preliminary injunction, our ability to successfully develop and implement mitigation plans is uncertain, and we expect that an interruption to the production at the South Fort Meade mine could significantly affect our future results of operations and reduce our future cash flows from operations, and, in the longer term, potentially adversely affect our liquidity and capital resources.

Potash Antitrust Litigation

On September 11, 2008, separate complaints (together, the “September 11, 2008 Cases”) were filed in the United States District Courts for the District of Minnesota (the “Minn-Chem Case”) and the Northern District of Illinois (the “Gage’s Fertilizer Case”), on October 2, 2008 another complaint (the “October 2, 2008 Case”) was filed in the United States District Court for the Northern District of Illinois, and on November 10, 2008 and November 12, 2008, two additional complaints (together, the “November 2008 Cases” and collectively with the September 11, 2008 Cases and the October 2, 2008 Case, the “Direct Purchaser Cases”) were filed in the United States District Court for the Northern District of Illinois by Minn-Chem, Inc., Gage’s Fertilizer & Grain, Inc., Kraft Chemical Company, Westside Forestry Services, Inc. d/b/a Signature Lawn Care, and Shannon D. Flinn, respectively, against The Mosaic Company, Mosaic Crop Nutrition, LLC and a number of unrelated defendants that allegedly sold and distributed potash throughout the United States. On November 13, 2008, the plaintiffs in the cases in the United States District Court for the Northern District of Illinois filed a consolidated class action complaint against the defendants, and on December 2, 2008 the Minn-Chem Case was consolidated with the Gage’s Fertilizer Case. On April 3, 2009, an amended consolidated class action complaint was filed on behalf of the plaintiffs in the Direct Purchaser Cases. The amended consolidated complaint added Thomasville Feed and Seed, Inc., as a named plaintiff, and was filed on behalf of the named plaintiffs and a purported class of all persons who purchased potash in the United States directly from the defendants during the period July 1, 2003 through the date of the amended consolidated complaint (“Class Period”). The amended consolidated complaint generally alleges, among other matters, that the defendants: conspired to fix, raise, maintain and stabilize the price at which potash was sold in the United States; exchanged information about prices, capacity, sales volume and demand; allocated market shares, customers and volumes to be sold; coordinated on output, including the limitation of production; and fraudulently concealed their anticompetitive conduct. The plaintiffs in the Direct Purchaser Cases generally seek injunctive relief and to recover unspecified amounts of damages, including treble damages, arising from defendants’ alleged combination or conspiracy to unreasonably restrain trade and commerce in violation of Section 1 of the Sherman Act. The plaintiffs also seek costs of suit, reasonable attorneys’ fees and pre-judgment and post-judgment interest.

On September 15, 2008, separate complaints were filed in the United States District Court for the Northern District of Illinois by Gordon Tillman (the “Tillman Case”); Feyh Farm Co. and William H. Coaker Jr. (the “Feyh Farm Case”); and Kevin Gillespie (the “Gillespie Case;” the Tillman Case and the Feyh Farm Case together with the Gillespie case being collectively referred to as the “Indirect Purchaser Cases;” and the Direct Purchaser Cases together with the Indirect Purchaser Cases being collectively referred to as the “Potash Antitrust Cases”). The defendants in the Indirect Purchaser Cases are generally the same as those in the Direct Purchaser Cases. On November 13, 2008, the initial plaintiffs in the Indirect Purchaser Cases and David Baier, an additional named plaintiff, filed a consolidated class action complaint. On April 3, 2009, an amended consolidated class action complaint was filed on behalf of the plaintiffs in the Indirect Purchaser Cases. The factual allegations in the amended consolidated complaint are substantially identical to those summarized above with respect to the Direct Purchaser Cases. The amended consolidated complaint in the Indirect Purchaser Cases was filed on behalf of the named plaintiffs and a purported class of all persons who indirectly purchased potash products for end use during the Class Period in the United States, any of 20 specified states and the District of Columbia defined in the consolidated complaint as “Indirect Purchaser States,” any of 22 specified states and the District of Columbia defined in the consolidated complaint as “Consumer Fraud States”, and/or 48 states and the District of Columbia and Puerto Rico defined in the consolidated complaint as “Unjust Enrichment States.” The plaintiffs generally sought injunctive relief and to recover unspecified amounts of damages, including treble damages for violations of the antitrust laws of the Indirect Purchaser States where allowed by law, arising from defendants’ alleged continuing agreement, understanding, contract, combination and conspiracy in restraint of trade and commerce in violation of Section 1 of the Sherman Act, Section 16 of the Clayton Act, the antitrust, or unfair competition laws of the Indirect Purchaser States and the consumer protection and unfair competition laws of the Consumer Fraud States, as well as restitution or disgorgement of profits, for unjust enrichment under the common law of the Unjust Enrichment States, and any penalties, punitive or exemplary damages and/or full consideration where permitted by applicable state law. The plaintiffs also seek costs of suit and reasonable attorneys’ fees where allowed by law and pre-judgment and post-judgment interest.

On June 15, 2009, we and the other defendants filed motions to dismiss the complaints in the Potash Antitrust Cases. On November 3, 2009, the court granted our motions to dismiss the complaints in the Indirect Purchaser Cases except (a) for plaintiffs residing in Michigan and Kansas, claims for alleged violations of the antitrust or unfair competition laws of Michigan and Kansas, respectively, and (b) for plaintiffs residing in Iowa, claims for alleged unjust enrichment under Iowa common law. The court denied our and the other defendants’ other motions to dismiss the Potash Antitrust Cases, including the defendants’ motions to dismiss the claims under Section 1 of the Sherman Act for failure to plead evidentiary facts which, if true, would state a claim for relief under that section. The court, however, stated that it recognized that the facts of the Potash Antitrust Cases present a difficult question under the pleading standards enunciated by the U.S. Supreme Court for claims under Section 1 of the Sherman Act, and that it would consider, if requested by the defendants, certifying the issue for interlocutory appeal. On January 13, 2010, at the request of the defendants, the court issued an order certifying for interlocutory appeal the issues of (i) whether an international antitrust complaint states a plausible cause of action where it alleges parallel market behavior and opportunities to conspire; and (ii) whether a defendant that sold product in the United States with a price that was allegedly artificially inflated through anti-competitive activity involving foreign markets, engaged in ‘conduct involving import trade or import commerce’ under applicable law. On March 17, 2010, the United States Court of Appeals for the Seventh Circuit (the “Seventh Circuit”) agreed to hear the defendants’ interlocutory appeal. The parties have filed their appellate briefs with the Seventh Circuit, and the court heard oral arguments from the parties on June 3, 2010.

We believe that the allegations in the Potash Antitrust Cases are without merit and intend to defend vigorously against them. At this stage of the proceedings, we cannot predict the outcome of this litigation or determine whether it will have a material effect on our results of operations, liquidity or capital resources.

MicroEssentials® Patent Lawsuit

On January 9, 2009, John Sanders and Specialty Fertilizer Products, LLC filed a complaint against Mosaic, Mosaic Fertilizer, Cargill, Incorporated and Cargill Fertilizer, Inc. in the United States District Court for the Western District of Missouri. The complaint alleges that our production of MicroEssentials® SZ, one of several types of the MicroEssentials® value-added ammoniated phosphate crop nutrient products that we produce, infringes on a patent held by the plaintiffs since 2001. Plaintiffs have since asserted that other MicroEssentials® products also infringe the patent. Plaintiffs seek to enjoin the alleged infringement and to recover an unspecified amount of damages and attorneys’ fees for past infringement. We filed an answer to the complaint responding that MicroEssentials® does not infringe the plaintiffs’ patent and that the plaintiffs’ patent is invalid. Following a hearing on March 17, 2010, at which the court construed plaintiffs’ patent in such a manner that our MicroEssentials® products would not infringe the patent, the plaintiffs agreed to dismiss their claims with prejudice, subject to a right to appeal the dismissal. The time for plaintiffs to appeal has not yet expired, and we expect that the plaintiffs will appeal.

We believe that the plaintiffs’ allegations are without merit and intend to defend vigorously against them. At this stage of the proceedings, we cannot predict the outcome of this litigation or determine whether it will have a material effect on our results of operations, liquidity or capital resources.

Esterhazy Potash Mine Tolling Contract Disputes

On or about May 27, 2009, PCS filed a lawsuit against Mosaic Esterhazy in the Queen’s Bench Judicial Centre of Saskatoon, Saskatchewan, following our notice to PCS, described more fully in Note 20, that, based on our then-current calculations, we believed that approximately 1.5 million tonnes of potash remained to be delivered to PCS under the contract after April 2009. In general terms, the lawsuit contests our basis and timing for termination of the PCS Tolling Contract; asserts that PCS’ rights to potash under the contract will not expire until at least 2012, and potentially later at current delivery rates; alleges that our notice is a threatened repudiation of the contract and would convert PCS’ reserves to our use; and asserts that the value of the potash at issue exceeds $1 billion. The lawsuit also alleges that we breached our contractual obligation to engage in good mining practices, resulting in saturated brine inflows in portions of our Esterhazy mine, which allegedly reduced the extraction ratio of potash from the mine. The lawsuit further claims that, if our Esterhazy mine were to flood, we could convert the mine to a solution mine and that, under such circumstances, we would be able to extract a greater portion of the reserves and that PCS would accordingly be entitled to additional potash under the PCS Tolling Contract. The lawsuit requests orders from the court declaring the amount of potash that PCS has a right to receive under the PCS Tolling Contract; that we deliver that amount of potash to PCS on a timely basis in accordance with the PCS Tolling Contract; restraining us from ceasing delivery of potash to PCS until a final order is issued by the court; and awarding damages to PCS for any conversion of PCS’ reserves and our alleged threatened repudiation of the contract, as well as costs, pre- and post-judgment interest and such further relief as the court may allow.

In June 2009, we filed a statement of defense against PCS’ claims as well as a counterclaim against PCS. In our statement of defense, we generally denied the alleged bases for PCS’ claims and asserted, among other defenses, that PCS’ lawsuit did not state a cause of action; that any claim for alleged poor mining practices was based on acts or omissions prior to 1986 and was time-barred; that provisions of the PCS Tolling Contract limit our liability to PCS to loss, damage or injury to the PCS reserves resulting from bad faith, willful misconduct or gross negligence; and that provisions of the PCS Tolling Contract limit our liability for performance or non-performance under the contract to approximately $10.0 million. We also noted that saturated brine inflows are a known risk in Saskatchewan potash mines and that each potash shaft mine in Saskatchewan and New Brunswick, including all five PCS potash shaft mines, has a history of inflows. Finally, our statement of defense requested a declaration by the court that based on our then-current mine plans and assuming a delivery rate of approximately 1.1 million tonnes of product per year, PCS’ entitlement to potash would terminate by the end of August 2010.

In addition, in April 2009, PCS advised us that, until further notice, it was no longer prepared to accept further shipments of product under the PCS Tolling Contract because of the global financial and credit crisis, stated that PCS no longer had the ability to physically receive, ship or store additional potash, and asserted that its inability to receive delivery of additional product was an event of force majeure. We counterclaimed against PCS alleging that it breached the PCS Tolling Contract by failing to take delivery of potash that it ordered under the contract based on the alleged event of force majeure. Our counterclaim seeks damages in an unspecified amount, pre-judgment interest, costs and such further relief as the court deems just.

In January 2010, PCS amended its statement of claim to, among other things, allege that Mosaic failed to make proper or adequate disclosure to PCS regarding Mosaic’s mining practices, the purpose and effect of which is to conceal from PCS the existence of claims PCS may have had in respect of Mosaic’s alleged failure to discharge properly its obligations under the PCS Tolling Contract.

In addition, in February 2010, PCS notified us that it was lifting its prior notice of force majeure but noted that it only intended to take a pro rata share of its nominated volume for calendar 2010. In March 2010, the court denied our motion to bar and strike, as not a proper subject for declaratory relief and as time-barred, PCS’ claim for alleged losses arising from saturated brine inflows in portions of our Esterhazy mine dating back to 1985 and 1986, on the basis that these determinations should be made by the trial judge based upon the evidentiary record established at trial.

We believe that PCS’ allegations are without merit and intend to defend vigorously against them. While we cannot predict the outcome of this litigation at this stage of the proceedings, irrespective of its outcome, we believe that expiration of the contract will have a material positive effect on the volume of potash that we can produce for resale at then-current market prices, may result in an increase in our share of the sales of Canpotex (which are generally based on the operational capacities of the members) and could have a material positive effect on our results of operations, liquidity and capital resources.

Other Claims

We also have certain other contingent liabilities with respect to judicial, administrative and arbitration proceedings and claims of third parties, including tax matters, arising in the ordinary course of business. We do not believe that any of these contingent liabilities will have a material adverse impact on our business or financial condition, results of operations, and cash flows.

22. RELATED PARTY TRANSACTIONS

Cargill is considered a related party due to its ownership interest in us. As of May 31, 2010, Cargill and certain of its subsidiaries owned approximately 64.2% of our outstanding common stock. We have entered into transactions and agreements with Cargill and its non-consolidated subsidiaries (affiliates), from time to time, and we expect to enter into additional transactions and agreements with Cargill and its affiliates in the future. Certain agreements and transactions between Cargill and its affiliates and us are described below.

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

During fiscal 2010, we engaged in various transactions, arrangements or agreements with Cargill which are described below. The Special Transactions Committee, the subcommittee of the Corporate Governance and Nominating Committee or the internal management committee have either approved or ratified these transactions, arrangements or agreements in accordance with either the charter and policies of the Special Transactions Committee or our Related Person Transactions Approval Policy.

We negotiated each of the following transactions, arrangements and agreements with Cargill on the basis of what we believe to be competitive market practices.

Master Transition Services Agreement and Amendment; Master Services Agreement

In connection with the combination between IMC and the fertilizer businesses of Cargill, we and Cargill entered into a master transition services agreement. Pursuant to the master transition services agreement, Cargill agreed to provide us with various transition-related services pursuant to individual work orders negotiated with us. We have entered into individual work orders for services in various countries, including Argentina, Australia, Brazil, Canada, Chile, China, India and the United States. Generally speaking, each work order is related to services provided by Cargill for its fertilizer businesses prior to the Combination which were continued for our benefit post-combination. Services provided by Cargill include, but are not limited to, accounting, accounts payable and receivable processing, certain financial reporting, financial service center, graphics, human resources, information technology, insurance, legal, license and tonnage reporting, mail services, maintenance, marketing, office services, procurement, public relations, records, strategy and business development, tax, travel services and expense reporting, treasury, and other administrative and functional related services. The services performed may be modified by our mutual agreement with Cargill. The initial master transition services agreement with Cargill expired in October 2005 and was renewed through October 2006. In October 2006 Cargill agreed to continue to provide certain services to us and the parties entered into a master services agreement on terms similar to the master transition services agreement. We have renewed several work orders under which Cargill had been performing services on a transitional basis. Each of these work orders has been approved by the Special Transactions Committee, the subcommittee of the Corporate Governance and Nominating Committee or our internal management committee. The Master Services Agreement will expire December 31, 2010.

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

Fertilizer Supply Agreement (Canada)

We sell fertilizer products produced to a Canadian subsidiary of Cargill. Cargill purchases the substantial majority of its Canadian fertilizer requirements from us for its retail fertilizer stores in Canada. The agreement provides that we will sell phosphate and potash products at prices set forth in price lists we issue from time to time to our customers. In exchange for Cargill’s commitment to purchase the substantial majority of its fertilizer needs from us and because it is one of our largest customers in Canada, we have also agreed to make new fertilizer products and agronomic services, to the extent marketed by us, available to Cargill on regular commercial terms. This agreement is in effect until May 31, 2013.

Argentina Supply Agreement

We have a supply agreement with Cargill’s subsidiary in Argentina for the sale of solid and liquid fertilizers. Cargill has no obligation to purchase any minimum quantities of fertilizer products from us and we have no obligation to supply any minimum quantities of products to Cargill. This agreement has been renewed through May 31, 2011.

Spot Fertilizer Sales

From time to time, we make spot fertilizer sales to Cargill’s subsidiaries in Paraguay and Bolivia. We are under no obligation to sell fertilizer to Cargill under this relationship. This agreement is in effect until December 22, 2010.

Feed Supply Agreements and Renewals

We have various agreements relating to the supply of feed grade phosphate, potash and urea products to Cargill’s animal nutrition, grain and oilseeds, and poultry businesses. The sales are generally on a spot basis in Brazil, Canada, Indonesia, Malaysia, Mexico, Philippines, Taiwan, Thailand, United States, Vietnam, Bolivia, and Venezuela. Cargill has no obligation to purchase any minimum of feed grade products from us and we have no obligation to supply any minimum amount of feed grade products to Cargill. These supply agreements are in effect until May 31, 2011.

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

Barter Agreements

We have a barter relationship with Cargill’s grain and oilseed business in Brazil. Cargill’s Brazilian subsidiary, Mosaic and Brazilian farmers may, from time to time, enter into commercial arrangements pursuant to which farmers agree to forward delivery grain contracts with Cargill, and in turn, use cash generated from the transactions to purchase fertilizer from us. Similarly, in Argentina, we enter into Bargain and Sale Cereals Grain Agreements with farmers who purchase fertilizer products from us and agree to sell their grain to us upon harvest. Mosaic then assigns the Bargain and Sale Cereals Grain Agreements to Cargill’s Argentine subsidiary which remits payment to Mosaic for the customer’s fertilizer. The Brazil agreement remains in effect until either party terminates it by providing 90 days prior written notice to the other party. In Argentina, the agreement is in effect until March 1, 2012. This arrangement replaces the prior agreement between the parties for similar purposes dated May 16, 2006 and renewed July 18, 2008.

Miscellaneous Co-Location Agreements

We have various office sharing and sublease arrangements with Cargill in various geographic locations, including with respect to certain offices in Argentina, China, Brazil and the United States.

Miscellaneous

There are various other agreements between us and Cargill which we believe are not significant to us.

Summary

As of May 31, 2010 and 2009, the net amount due to Cargill related to the above transactions amounted to $2.2 million and $3.1 million, respectively.

We had no equity transactions with Cargill in fiscal 2010. Cargill made net equity (distributions) contributions of ($0.6) million and $4.6 million to us during fiscal 2009 and 2008, respectively.

In summary, the Consolidated Statements of Earnings included the following transactions with Cargill:

	Years ended May 31,
(in millions)	2010	2009	2008
Transactions with Cargill included in net sales	$127.9	$286.3	$299.1
Transactions with Cargill included in cost of goods sold	96.4	173.1	228.0
Transactions with Cargill included in selling, general and administrative expenses	8.2	11.6	16.1
Interest (income) expense (received from) paid to Cargill	-	(0.8)	0.2

We have also entered into transactions and agreements with certain of our non-consolidated companies. As of May 31, 2010 and 2009, the net amount due from our non-consolidated companies totaled $140.8 million and $220.0 million, respectively.

The Consolidated Statements of Earnings included the following transactions with our non-consolidated companies:

	Years ended May 31,
(in millions)	2010	2009	2008
Transactions with non-consolidated companies included in net sales	$624.0	$1,315.9	$871.0
Transactions with non-consolidated companies included in cost of goods sold	273.0	384.8	327.8

23. BUSINESS SEGMENTS

The reportable segments are determined by management based upon factors such as products and services, production processes, technologies, market dynamics, and for which segment financial information is available for our chief operating decision maker. On November 30, 2009, we announced a Realignment of our business segments to more clearly reflect the Company’s evolving business model. The Realignment consisted of moving from three to two business segments by combining the former Offshore business segment with our Phosphates business segment, as following a strategic evaluation of our international operations, this is how our chief operating decision maker began viewing and evaluating our operations during the second quarter of fiscal 2010. Accordingly, the prior period comparable results have been restated to reflect our international entities as part of the Phosphates business segment for comparability purposes.

For a description of our business segments see Note 1 to the Consolidated Financial Statements. We evaluate performance based on the operating earnings of the respective business segments, which includes certain allocations of corporate selling, general and administrative expenses. The segment results may not represent the actual results that would be expected if they were independent, stand-alone businesses. Corporate, Eliminations and Other primarily represents activities associated with our Nitrogen distribution business, unallocated corporate office activities and eliminations. All intersegment transactions are eliminated within Corporate, Eliminations and other.

Segment information for fiscal 2010, 2009 and 2008 is as follows:

(in millions)	Phosphates	Potash	Corporate, Eliminations and Other	Total
2010
Net sales to external customers	$4,731.1	$1,978.9	$49.1	$6,759.1
Intersegment net sales	-	195.2	(195.2)	-

Net sales	4,731.1	2,174.1	(146.1)	6,759.1
Gross margin	648.2	1,034.6	10.5	1,693.3
Operating earnings	349.5	922.8	(1.5)	1,270.8
Capital expenditures	265.1	619.7	25.8	910.6
Depreciation, depletion and amortization expense	293.8	140.1	11.1	445.0
Equity in net earnings (loss) of nonconsolidated companies	(10.5)	-	(0.4)	(10.9)
2009 (a)
Net sales to external customers	$7,409.9	$2,759.2	$128.9	$10,298.0
Intersegment net sales	-	58.0	(58.0)	-

Net sales	7,409.9	2,817.2	70.9	10,298.0
Gross margin	1,229.9	1,505.9	30.9	2,766.7
Operating earnings	961.7	1,409.9	29.3	2,400.9
Capital expenditures	430.3	343.6	7.2	781.1
Depreciation, depletion and amortization expense	231.0	119.4	10.1	360.5
Equity in net earnings of nonconsolidated companies	68.3	-	31.8	100.1
2008 (a)
Net sales to external customers	$7,477.0	$2,194.5	$141.1	$9,812.6
Intersegment net sales	-	56.7	(56.7)	-

Net sales	7,477.0	2,251.2	84.4	9,812.6
Gross margin	2,303.3	853.3	3.9	3,160.5
Operating earnings	2,023.2	798.6	(15.1)	2,806.7
Capital expenditures	219.4	149.5	3.2	372.1
Depreciation, depletion and amortization expense	220.1	128.5	9.5	358.1
Equity in net earnings of nonconsolidated companies	56.8	-	67.2	124.0
Total assets as of May 31, 2010	6,585.9	8,186.3	(2,064.5)	12,707.7
Total assets as of May 31, 2009	6,370.4	8,370.5	(2,064.7)	12,676.2

(a)	Adjusted to reflect the Realignment.

Financial information relating to our operations by geographic area is as follows:

	Years ended May 31,
(in millions)	2010	2009	2008
Net sales (a):
India	$1,105.9	$2,275.9	$1,412.8
Brazil	1,092.3	1,435.9	1,663.1
Canpotex (b)	602.1	1,283.3	813.3
Canada	346.9	578.8	511.7
China	191.9	97.9	96.4
Australia	167.6	290.3	386.7
Argentina	137.0	188.3	239.3
Thailand	123.2	146.5	179.5
Mexico	121.8	143.9	202.2
Chile	108.1	173.1	201.7
Colombia	91.2	123.2	147.1
Japan	76.2	227.6	303.3
Other	253.1	236.2	394.5

Total foreign countries	4,417.3	7,200.9	6,551.6
United States	2,341.8	3,097.1	3,261.0

Consolidated	$6,759.1	$10,298.0	$9,812.6

(a)	Revenues are attributed to countries based on location of customer.
(b)	The export association of the Saskatchewan potash producers.

(in millions)	May 31, 2010	May 31, 2009

Long-lived assets:
Canada	$2,627.4	$2,038.1
Brazil	134.9	449.2
Other	62.5	66.7

Total foreign countries	2,824.8	2,554.0
United States	2,839.0	2,818.0

Consolidated	$5,663.8	$5,372.0

Net sales by product type for fiscal 2010, 2009 and 2008 are as follows:

	Years Ended May 31,
(in millions)	2010	2009	2008
Sales by product type:
Phosphate Crop Nutrients	$3,152.1	$5,107.2	$5,035.9
Potash Crop Nutrients	1,796.8	2,574.1	2,096.8
Crop Nutrient Blends	862.9	1,249.7	1,444.4
Other (a)	947.3	1,367.0	1,235.5

	$6,759.1	$10,298.0	$9,812.6

(a)	Includes sales for animal feed ingredients and industrial potash.

24. ASSETS AND INVESTMENTS HELD FOR SALE

On February 11, 2010, we entered into agreements with Vale under which Vale has call options to purchase from us, and we have put options to sell to Vale, our minority stake in Fertifos S.A. (“Fertifos”) and Fosfertil S.A. (“Fosfertil”), and our Cubatão facility in Brazil. These assets are reflected in our Consolidated Balance Sheets as of May 31, 2010 as assets and investments held for sale of $399.6 million and are part of our Phosphates segment. We anticipate receiving gross proceeds for these assets is in excess of $1 billion which is expected to result in a sizable gain to be recorded in fiscal 2011. The sale is subject to a number of conditions.

25. SUBSEQUENT EVENTS

INVESTMENT IN MISKI MAYO MINE

On July 7, 2010, we acquired a 35% economic interest in a joint venture, with subsidiaries of Vale S.A. and Mitsui & Co., Ltd., that owns a recently completed phosphate rock mine (the “Miski Mayo Mine”) in the Bayovar region of Peru for $385 million. Our investment will be accounted for under the equity method of accounting. In connection with acquisition of our joint venture interest, we entered into a commercial offtake supply agreement to purchase phosphate rock from the Miski Mayo Mine in a volume proportionate to our economic interest in the joint venture.

We also acquired a right of first refusal in the event of offers from third parties to buy shares in the joint venture, and entered into certain agreements that could require us to buy the shares of the other shareholders of the joint venture under certain circumstances.

Phosphate rock production at the Miski Mayo Mine and deliveries to us are expected to begin in the first half of fiscal 2011.

HARDEE COUNTY EXTENSION

On July 1, 2010, a federal district court issued a TRO prohibiting the Corps and us from conducting activities in jurisdictional waters of the United States in reliance on the federal wetlands permit issued by the Corps for the Hardee County Extension of our South Fort Meade, Florida, phosphate rock mine. The TRO remains in effect through July 28, 2010 unless modified or extended by the court. The court also held a hearing on plaintiffs’ motion for a preliminary injunction on July 22, 2010. We anticipate receiving a ruling from the court on the motion for preliminary injunction prior to the expiration of the TRO. We believe that the plaintiffs’ claims are without merit and intend to vigorously defend the Corps issuance of the federal wetlands permit for the Hardee County Extension. See Note 21 of our Consolidated Financial Statements for further discussion as to the possible impact which may occur should the court rule against the Corps.

Quarterly Results (Unaudited)

In millions, except per share amounts

	Quarter
	First	Second	Third	Fourth	Year
2010
Net sales	$1,457.2	$1,709.7	$1,731.9	$1,860.3	$6,759.1
Gross margin	222.2	307.0	476.5	687.6	1,693.3
Operating earnings	134.2	200.1	388.9	547.6	1,270.8
Net earnings attributable to Mosaic	100.6	107.8	222.6	396.1	827.1
Basic net earnings per share attributable to Mosaic	$0.23	$0.24	$0.50	$0.89	$1.86
Diluted net earnings per share attributable to Mosaic	$0.23	$0.24	$0.50	$0.89	$1.85
Common stock prices:
High	$56.47	$55.98	$66.70	$63.80
Low	40.67	45.96	53.51	44.00
2009
Net sales	$4,322.5	$3,006.5	$1,375.5	$1,593.5	$10,298.0
Lower of cost of market write-down (a)	-	293.5	28.3	61.4	383.2
Gross margin	1,648.6	773.7	140.3	204.1	2,766.7
Operating earnings	1,548.9	682.0	43.7	126.3	2,400.9
Gain on sale of equity investment (b)	-	673.4	-	-	673.4
Net earnings	1,184.7	959.8	58.8	146.9	2,350.2
Basic net earnings per share	$2.67	$2.16	$0.13	$0.33	$5.29
Diluted net earnings per share	$2.65	$2.15	$0.13	$0.33	$5.27
Common stock prices:
High	$161.08	$97.21	$45.64	$56.87
Low	96.35	22.31	25.40	37.72

(a)

We recorded lower of cost or market inventory write-downs in fiscal 2009 because the carrying cost of our inventories exceeded our estimated future selling prices less reasonably predictable selling costs.

(b)	We recorded a $673.4 million pre-tax gain on the sale of our equity method investment in Saskferco in fiscal 2009.

The number of holders of record of our common stock as of July 16, 2010 was 5,324.

We paid a special dividend of $578.5 million, or $1.30 per share, on December 3, 2009 in addition to quarterly cash dividends of $0.05 per share, or $89.5 million in fiscal 2010 and $88.9 million in fiscal 2009, beginning in fiscal 2009.

The following table presents our selected financial data. This historical data should be read in conjunction with the Consolidated Financial Statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Five Year Comparison

In millions, except per share amounts

	Years Ended May 31,
	2010	2009	2008	2007	2006
Statements of Operations Data:
Net sales	$6,759.1	$10,298.0	$9,812.6	$5,773.7	$5,305.8
Cost of goods sold	5,065.8	7,148.1	6,652.1	4,847.6	4,668.4
Lower of cost or market write-down	-	383.2	-	-	-

Gross margin	1,693.3	2,766.7	3,160.5	926.1	637.4
Selling, general and administrative expenses	360.3	321.4	323.8	309.8	241.3
Restructuring loss (gain)	-	0.6	18.3	(2.1)	287.6
Other operating expense	62.2	43.8	11.7	2.1	6.6

Operating earnings	1,270.8	2,400.9	2,806.7	616.3	101.9
Interest expense, net	49.6	43.3	90.5	149.6	153.2
Foreign currency transaction loss	32.4	131.8	57.5	8.6	100.6
(Gain) loss on extinguishment of debt	-	(2.5)	2.6	(34.6)	-
(Gain) on sale of equity investment (a)	-	(673.4)	-	-	-
Other (income) expense	(0.9)	(4.0)	(26.3)	(13.0)	8.2

Earnings (loss) from consolidated companies before income taxes	1,189.7	2,905.7	2,682.4	505.7	(160.1)
Provision for income taxes	347.3	649.3	714.9	123.4	5.3

Earnings (loss) from consolidated companies	842.4	2,256.4	1,967.5	382.3	(165.4)
Equity in net earnings (loss) of nonconsolidated companies	(10.9)	100.1	124.0	41.3	48.4

Net earnings including non-controlling interests	831.5	2,356.5	2,091.5	423.6	(117.0)
Less: Net earnings attributable to non-controlling interests	4.4	6.3	8.7	3.9	4.4

Net earnings (loss) attributable to Mosaic	$827.1	$2,350.2	$2,082.8	$419.7	$(121.4)

Earnings (loss) available for common stockholders:
Net earnings (loss)	$827.1	$2,350.2	$2,082.8	$419.7	$(121.4)
Preferred stock dividend	-	-	-	-	11.1

Earnings (loss) available for common stockholders	$827.1	$2,350.2	$2,082.8	$419.7	$(132.5)

Earnings (loss) per common share attributable to Mosaic:
Basic net earnings (loss) per share	$1.86	$5.29	$4.70	$0.97	$(0.35)

Diluted net earnings (loss) per share	$1.85	$5.27	$4.67	$0.95	$(0.35)

Averge shares outstanding:
Basic weighted average number of shares outstanding	445.1	444.3	442.7	434.3	382.2
Diluted weighted average number of shares outstanding	446.6	446.2	445.7	440.3	382.2
Balance Sheet Data (at period end):
Cash and cash equivalents	$2,523.0	$2,703.2	$1,960.7	$420.6	$173.3
Total assets	12,707.7	12,676.2	11,819.8	9,163.6	8,723.0
Total long-term debt (including current maturities)	1,260.8	1,299.8	1,418.3	2,221.9	2,457.4
Total liabilities	3,959.3	4,161.0	5,065.2	4,957.4	5,171.8
Total equity	8,748.4	8,515.2	6,754.6	4,206.2	3,551.2
Other Financial Data:
Depreciation, depletion and amortization	$445.0	$360.5	$358.1	$329.4	$585.9
Capital expenditures	910.6	781.1	372.1	292.1	389.5
Dividends per share (b)	1.50	0.20	-	-	-

(a)	We recorded a $673.4 million pre-tax gain on the sale of our equity method investment in Saskferco in fiscal 2009. See further discussion in Note 9 to the Consolidated Financial Statements.
(b)	In fiscal 2010 we paid a special dividend of $1.30 per share in addition to quarterly dividends of $0.05 per share.

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended May 31 2010, 2009 and 2008

In millions

Column A	Column B	Column C		Column D	Column E
Description	Balance Beginning of Period	Additions		Deductions	Balance at End of Period (b)
		Charged to Costs and Expenses	Charged to Other Accounts (a)
Allowance for doubtful accounts, deducted from accounts receivable in the balance sheet:
Year ended May 31, 2008	22.7	3.6	2.6	(0.3)	28.6
Year ended May 31, 2009	28.6	9.1	0.4	(6.9)	31.2
Year ended May 31, 2010	31.2	2.0	1.0	(5.5)	28.7
Income tax valuation allowance, related to deferred income tax assets
Year ended May 31, 2008	316.6	1.9	(249.6)	(62.3)	6.6
Year ended May 31, 2009	6.6	106.0	4.3	(1.3)	115.6
Year ended May 31, 2010	115.6	53.0	(11.5)	-	157.1

(a)

For fiscal 2010, the income tax valuation allowance adjustment was recorded to the income tax expense in our Consolidated Statement of Earnings. For fiscal 2009 and fiscal 2008, the income tax valuation allowance adjustments include an amount recorded to goodwill as part of purchase accounting and translation.

(b)

Allowance for doubtful accounts balance includes $19.5 million, $17.6 million and $17.8 million of allowance on long-term receivables recorded in other long term assets for the years ended May 31, 2010, 2009 and 2008, respectively.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of May 31, 2010. In making this assessment, management used the control criteria framework of the Committee of Sponsoring Organizations (COSO) of the Treadway Commission published in its report entitled Internal Control—Integrated Framework. Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of May 31, 2010. KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this annual report, has issued an auditors’ report on the Company’s internal control over financial reporting as of May 31, 2010.