Form 10-K, Exhibit 13
period 2011-05-31
MOSAIC CO
filed 2011-07-19
CIK 1285785

Exhibit 13

Financial Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The Mosaic Company (before or after the Cargill Transaction described in Note 2 of our Consolidated Financial Statements, “Mosaic”, and with its consolidated subsidiaries, “we”, “us”, “our”, or the “Company”) is the parent company of the business that was formed through the business combination (“Combination”) of IMC Global Inc. and the Cargill Crop Nutrition fertilizer businesses of Cargill, Incorporated and its subsidiaries (collectively, “Cargill”) on October 22, 2004.

We produce and market concentrated phosphate and potash crop nutrients. We conduct our business through wholly and majority owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest. We are organized into the following business segments:

Our Phosphates business segment owns and operates mines and production facilities in Florida which produce concentrated phosphate crop nutrients and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce concentrated phosphate crop nutrients. In fiscal 2011, the Phosphates segment acquired a 35% economic interest in a joint venture that owns a phosphate rock mine (the “Miski Mayo Mine”) in Peru. Our Phosphates segment’s results also include our North American and international distribution activities as well as the consolidated results of Phosphate Chemicals Export Association, Inc. (“PhosChem”), a U.S. Webb-Pomerene Act association of phosphate producers that exports concentrated phosphate crop nutrient products around the world for us and PhosChem’s other member. Our share of PhosChem’s sales of dry phosphate crop nutrient products was approximately 87% for the year ended May 31, 2011.

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

World prices for the key raw material inputs for concentrated phosphate products, including ammonia, sulfur and phosphate rock, have an effect on industry-wide phosphate prices and costs. The primary feedstock for producing ammonia is natural gas, and costs for ammonia are generally highly dependent on natural gas prices as well as supply and demand. Sulfur is a world commodity that is primarily produced as co-products of oil refining, where the cost is based primarily on supply and demand for sulfur. We produce most of our requirements for phosphate rock through either wholly or partly owned mines.

Our production is generally sold based on the market prices prevailing at the time the sales contract is signed or through contracts which are priced at the time of shipment based on a formula. Additionally, in certain circumstances the final price of our products is determined after shipment based on the current market at the time the price is agreed with the customer. The mix and parameters of these sales programs vary over time based on our marketing strategy, which considers factors that include among others optimizing our production and operating efficiency with warehouse limitations, as well as customer requirements. In a period of changing prices, forward sales programs at fixed prices create a lag between prevailing market prices and our average realized selling prices. Prepaid forward sales can also increase our liquidity and accelerate cash flows.

Our Potash business is significantly affected by Canadian resource taxes and royalties that we pay the Province of Saskatchewan to mine our potash reserves. In addition, cost of goods sold are affected by the level of periodic inflationary pressures on resources, such as labor, processing materials and construction costs, due to the rate of economic growth in western Canada where we produce most of our potash, the capital and operating costs we incur to manage brine inflows at our potash mine at Esterhazy, Saskatchewan and natural gas costs for operating our potash solution mine at Belle Plaine, Saskatchewan. Our per tonne selling prices for potash are affected by shifts in the product mix between agricultural and industrial sales because a significant portion of our industrial sales are long-term and based on historical market prices which can lag current market prices.

Our results of operations are also affected by changes in currency exchange rates due to our international footprint. The most significant currency impacts are generally from the Canadian dollar and the Brazilian real:

•

The functional currency for several of our Canadian entities is the Canadian dollar. A stronger Canadian dollar generally reduces these entities’ operating earnings. A weaker Canadian dollar has the opposite effect. We generally hedge a portion of the currency risk exposure on anticipated cash flows. Depending on the underlying exposure, such derivatives can create additional earnings volatility because we do not use hedge accounting. Gains or losses on these derivative contracts, both for open contracts at quarter end (unrealized) and settled contracts (realized), are recorded in either cost of goods sold or foreign currency transaction loss (gain). Our sales are typically denominated in U.S. dollars, which generates U.S. dollar denominated intercompany accounts receivable and cash in these entities. If the U.S. dollar weakens relative to the Canadian dollar, we record a foreign currency transaction loss in non-operating income (expense). This foreign currency loss typically does not have a cash flow impact.

•

The functional currency for our Brazilian subsidiaries is the Brazilian real. We finance our Brazilian inventory purchases with U.S. dollar denominated liabilities. A weaker U.S. dollar relative to the Brazilian real has the impact of reducing these liabilities on a functional currency basis. When this occurs, an associated foreign currency transaction gain is recorded in non-operating income (expense). A stronger U.S. dollar has the opposite effect. Effective June 1, 2010, we started hedging a portion of our currency risk exposure on anticipated cash flows and we record an associated foreign currency transaction gain or loss in cost of goods sold. In periods prior to June 1, 2010, we hedged our balance sheet exposure which is typically U.S. dollar denominated liabilities generated by inventory purchases.

In fiscal 2011, we continued the expansion of capacity in our Potash segment, in line with our view of the long-term fundamentals of that business. The planned brownfield expansions over the next decade are expected to increase our annual proven peaking capacity for finished product by approximately five million tonnes. We have completed the first of our planned expansions with the other remaining projects progressing as planned. We are positioning our expansion projects so we are able to bring the additional capacity on line when market demand warrants.

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

Results of Operations

The following table shows the results of operations for the three years ended May 31, 2011, 2010 and 2009:

	Years Ended May 31,			2011-2010			2010-2009
(in millions, except per share data)	2011	2010	2009	Change	Percent		Change	Percent
Net sales	$9,937.8	$6,759.1	$10,298.0	$3,178.7	47%		$(3,538.9)	(34%	)
Cost of goods sold	6,816.0	5,065.8	7,148.1	1,750.2	35%		(2,082.3)	(29%	)
Lower of cost or market write-down	-	-	383.2	-	-		(383.2)	NM

Gross margin	3,121.8	1,693.3	2,766.7	1,428.5	84%		(1,073.4)	(39%	)
Gross margin percentage	31.4%	25.1%	26.9%
Selling, general and administrative expenses	372.5	360.3	321.4	12.2	3%		38.9	12%
Other operating expenses	85.1	62.2	44.4	22.9	37%		17.8	40%

Operating earnings	2,664.2	1,270.8	2,400.9	1,393.4	110%		(1,130.1)	(47%	)
Interest expense, net	5.1	49.6	43.3	(44.5)	(90%	)	6.3	15%
Foreign currency transaction loss	(56.3)	(32.4)	(131.8)	(23.9)	74%		99.4	(75%	)
Gain on sale of equity investment	685.6	-	673.4	685.6	NM		(673.4)	NM
Other income (expense)	(17.1)	0.9	6.5	(18.0)	NM		(5.6)	(86%	)

Earnings from consolidated companies before income taxes	3,271.3	1,189.7	2,905.7	2,081.6	175%		(1,716.0)	(59%	)
Provision for income taxes	752.8	347.3	649.3	405.5	117%		(302.0)	(47%	)

Earnings from consolidated companies	2,518.5	842.4	2,256.4	1,676.1	199%		(1,414.0)	(63%	)
Equity in net earnings (loss) of nonconsolidated companies	(5.0)	(10.9)	100.1	5.9	(54%	)	(111.0)	NM

Net earnings including non- controlling interests	2,513.5	831.5	2,356.5	1,682.0	202%		(1,525.0)	(65%	)
Less: Net earnings (loss) attributable to non-controlling interests	(1.1)	4.4	6.3	(5.5)	NM		(1.9)	(30%	)

Net earnings attributable to Mosaic	$2,514.6	$827.1	$2,350.2	$1,687.5	204%		$(1,523.1)	(65%	)

Diluted net earnings per share attributable to Mosaic	$5.62	$1.85	$5.27	$3.77	204%		$(3.42)	(65%	)
Diluted weighted average number of shares outstanding	447.5	446.6	446.2

Overview of Fiscal 2011, 2010 and 2009

Net earnings attributable to Mosaic for fiscal 2011 were $2.5 billion, or $5.62 per diluted share, compared to fiscal 2010 net earnings of $0.8 billion, or $1.85 per diluted share, and $2.4 billion, or $5.27 per diluted share, for fiscal 2009. The more significant factors that affected our results of operations and financial condition in fiscal 2011, 2010 and 2009 are listed below. These factors are discussed in more detail in the following sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal 2011

Our results for fiscal 2011 reflected continued strengthening of phosphate sales prices compared to the prior year when the recovery in phosphates selling prices was in its early stages. Potash sales volumes increased compared to the prior year due to increasing demand. The crop nutrient market has shown significant improvement compared to fiscal 2010 due to the strengthening global outlook for agriculture fundamentals, supported by increased grain and oilseed prices in the current year. Other factors contributing to the strong market dynamics were low producer and pipeline inventories and the impact of improving application rates as farmers make up for lower rates in recent years.

The selling prices for our diammonium phosphate (“DAP”) products in fiscal 2011 were significantly higher than in fiscal 2010 due to the factors discussed above and the effect on selling prices of high raw material costs.

Higher raw material costs partially offset the benefit from the increase in market prices for our phosphates products. The higher prices for our key raw materials for concentrated phosphates, primarily sulfur and ammonia, resulted from higher global demand for these raw materials in the current year compared to the prior year. We believe that our investments in sulfur transportation assets continue to afford us a competitive advantage compared to other North American producers in the cost of and access to sulfur.

Other highlights in fiscal 2011:

•

On May 25, 2011, we, Cargill and certain Cargill shareholders consummated the first in a series of transactions intended to result in the split-off and orderly distribution of Cargill’s approximately 64% equity interest in us (the “Cargill Transaction”) through a series of public offerings. As of May 25, 2011, Cargill no longer owns any outstanding shares of Mosaic. We expect the Cargill Transaction to benefit us by improving our long-term strategic and financial flexibility, as well as greatly increasing the liquidity of our common stock. The Cargill Transaction resulted in no change to our total outstanding shares, the economic rights of our shares or earnings per share. The Cargill Transaction also is not expected to have a material impact on our underlying financial performance or current business operations. We have included additional information about the Cargill Transaction in Note 2 of our Consolidated Financial Statements.

•

We generated $2.4 billion in cash flows from operations in fiscal 2011 and maintained cash and cash equivalents of $3.9 billion as of May 31, 2011. We were successful in investing in our business and divesting non-strategic assets:

•

We consummated an agreement on July 7, 2010 to acquire a 35% economic interest in a joint venture, with subsidiaries of Vale S.A. (“Vale”) and Mitsui & Co., Ltd., that owns a recently completed phosphate rock mine (the “Miski Mayo Mine”) in the Bayovar region of Peru for $385 million. We also entered into a commercial offtake supply agreement to purchase phosphate rock from the Miski Mayo Mine in a volume proportionate to our economic interest in the joint venture. We expect the Miski Mayo Mine’s production capacity to be approximately 3.9 million tonnes per year, once full capacity is reached.

•

In the second quarter of fiscal 2011, we completed the sale of our interest in Fosfertil S.A. to Vale, which resulted in a pre-tax gain of $685.6 million ($559.5 million after tax and $1.25 per share). The tax impact of this transaction was $126.1 million and is included in our provision for income taxes for the year months ended May 31, 2011.

•

Capital expenditures increased to $1.3 billion in fiscal 2011 from $910.6 million in fiscal 2010, as we continued the expansion of capacity in our Potash segment, in line with our views of the long-term fundamentals of that business. Over the next decade we expect the planned expansions to increase our annual proven peaking capacity for finished product by approximately 5 million tonnes.

•

We began development of Streamsong, a destination resort and conference center, in certain areas of previously mined land as part of our long-term business strategy to invest in our communities and maximize the value and utility of our extensive land holdings in Florida.

•

On May 2, 2011, we notified Potash Corporation of Saskatchewan Inc. (“PCS”) that we have satisfied our obligation to produce potash from our Esterhazy, Saskatchewan, mine under a tolling agreement (the “Tolling Agreement”). Under the agreement, we have been providing PCS with potash from the Esterhazy mine at cost for forty years. In recent years, PCS has elected to receive approximately one million tonnes per year under the agreement. We and PCS are currently in litigation (the “Tolling Agreement Dispute”) concerning our respective rights and obligations under the agreement. Pursuant to a court order in the Tolling Agreement Dispute, we are continuing to supply potash under the terms of the Tolling Agreement until trial begins, currently scheduled for January 2012. In the event that PCS does not prevail after trial on the merits of its underlying claim, PCS has agreed to pay monetary damages to us for the loss we suffer as a result of the court’s order.

The Hardee County Extension of the South Fort Meade Mine

In July 2010, the United States District Court for the Middle District of Florida (the “Jacksonville District Court”) issued a preliminary injunction (the “First Preliminary Injunction”) that prevented us from extending the mining at our South Fort Meade, Florida, phosphate rock mine into Hardee County (the “Hardee County Extension”). The First Preliminary Injunction was issued in a lawsuit brought by several non-governmental organizations challenging the U.S. Army Corps of Engineers’ (the “Corps”) actions in granting a permit (the “Hardee County Extension Permit”) to us for the mining of wetlands in the Hardee County Extension.

In response to the First Preliminary Injunction, we were forced to indefinitely close the South Fort Meade mine. We subsequently entered into a partial settlement (the “Partial Settlement”) with the plaintiffs that allowed us to commence mining in a limited area of the Hardee County Extension (“Phase I”) from December 2010 until June 2011 at a reduced operating rate.

In April 2011, the Eleventh Circuit Court of Appeals vacated the First Preliminary Injunction effective July 7, 2011.

On April 19, 2011, we notified the Jacksonville District Court that we planned to conduct uplands-only mining (i.e., non-wetlands) in an area (“Phase II”) at our South Fort Meade mine. Uplands-only mining does not require a federal permit, the Jacksonville District Court and the plaintiffs had previously indicated that uplands mining is permissible and the Corps notified the Jacksonville District Court that it had no objection to our uplands-only mining contingency plan because no federal permit is required to mine uplands. Our mining plan contemplated that we would mine an estimated 2.4 million tonnes of phosphate rock from Phase II during a period ranging from approximately June 2011 into July 2012.

On July 8, 2011, the Jacksonville District Court issued a second preliminary injunction (the “Second Preliminary Injunction”) again preventing us from mining the Hardee County Extension, including uplands in Phase II.

Although the South Fort Meade mine is one of our two largest phosphate rock mines, as a result of our successful execution of mitigation measures, the indefinite closure of the South Fort Meade mine for most of the first six months of fiscal 2011 and reduced operating rate at the mine for the remainder of the fiscal year did not significantly impact our sales volumes for fiscal 2011, although it did adversely affect our gross margin.

In response to the Second Preliminary Injunction, we have stopped mining in the Hardee County Extension. For fiscal 2012, we believe we will be able to continue to support planned finished phosphate production levels through a continuation of our mitigation activities although the Second Preliminary Injunction could increase fiscal 2012 costs substantially, principally if we need to purchase incremental levels of phosphate rock in the second half of fiscal 2012. The degree to which we are able to successfully mitigate the effects of the Second Preliminary Injunction in the longer-term remains uncertain.

We believe that the plaintiffs’ claims in this case are without merit and that the Second Preliminary Injunction is not supported by the facts or the law. We intend to vigorously defend the Corps’ issuance of the Hardee County Extension Permit and our rights to mine the Hardee County Extension.

We have included additional discussion about the lawsuit contesting the issuance of the Hardee County Extension Permit and its potential effects on us under “Environmental, Health and Safety Matters—Permitting” below and in Note 22 of our Consolidated Financial Statements.

Fiscal 2010

Much like the second half of fiscal 2009, in the first half of fiscal 2010 we experienced soft agricultural fundamentals and industry demand. Late in the first half of fiscal 2010, we began to see improvement in the North American crop nutrient market through higher application rates. Demand continued to improve through the second half of fiscal 2010 with an early spring planting season in North America and a recovery in international sales with higher phosphates sales volumes to customers in India. Phosphates and potash average selling prices declined significantly in the first half of fiscal 2010. However, Phosphates selling prices increased in the second half of fiscal 2010 in response to increased demand while Potash selling prices stabilized in the second half of fiscal 2010.

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

We generated cash flow from operations of $1.4 billion in fiscal 2010 and maintained cash and cash equivalents of $2.5 billion as of May 31, 2010. Our strong cash flows allowed us to pay a special dividend of $578.5 million, or $1.30 per share, on December 3, 2009 in addition to quarterly dividends of $0.05 per share of common stock for each quarter of fiscal 2010.

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

Following dramatic increases during fiscal 2008 and into fiscal 2009 in market prices for ammonia and sulfur, as well as for phosphate rock purchased in world markets by non-integrated producers of finished phosphate crop nutrients, in the third quarter of fiscal 2009, market prices for phosphates’ raw materials began to significantly decrease. We were unable to realize the full benefit of the declining market prices for sulfur in our Phosphate segment’s results due to previous contractual commitments to purchase sulfur that we entered into before the significant price declines. Also, finished goods inventory on hand at the beginning of fiscal 2009 included higher raw material costs, while selling prices for finished phosphate crop nutrients declined quickly in response to the decline in the market prices for raw materials.

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

Phosphates Net Sales and Gross Margin

The following table summarizes Phosphates net sales, gross margin, sales volumes and certain other information:

	Years Ended May 31,			2011-2010		2010-2009
(in millions, except price per tonne or unit)	2011	2010	2009	Change	Percent	Change	Percent
Net sales:
North America	$2,185.6	$1,330.5	$2,156.5	$855.1	64%	$(826.0)	(38%)
International	4,709.6	3,400.6	5,253.4	1,309.0	38%	(1,852.8)	(35%)

Total	6,895.2	4,731.1	7,409.9	2,164.1	46%	(2,678.8)	(36%)
Cost of goods sold	5,241.2	4,082.9	5,802.6	1,158.3	28%	(1,719.7)	(30%)
Lower of cost or market write-down	-	-	377.4	-	-	(377.4)	NM

Gross margin	$1,654.0	$648.2	$1,229.9	$1,005.8	155%	$(581.7)	(47%)

Gross margin as a percent of net sales	24.0%	13.7%	16.6%
Sales volume (in thousands of metric tonnes)
Crop Nutrients (a):
North America	3,441	2,855	2,254	586	21%	601	27%
International	4,116	4,561	3,388	(445)	(10%)	1,173	35%
Crop Nutrient Blends (b)	2,636	2,181	1,971	455	21%	210	11%
Feed Phosphates	567	619	572	(52)	(8%)	47	8%
Other (c)	1,200	818	764	382	47%	54	7%

Total	11,960	11,034	8,949	926	8%	2,085	23%

Average selling price per tonne:
DAP (FOB plant)	$491	$327	$726	$164	50%	$(399)	(55%)
Crop Nutrient Blends (FOB destination)	475	396	634	79	20%	(238)	(38%)
Average price per unit:
Ammonia (metric tonne)(Central Florida)	$407	$265	$524	$142	54%	$(259)	(49%)
Sulfur (long ton)	162	71	485	91	128%	(414)	(85%)

(a)	Excludes tonnes sold by PhosChem for its other member.
(b)	The average product mix in crop nutrient blends (“Blends”) (by volume) contains approximately 50% phosphate, 25% potash and 25% nitrogen.
(c)	Other volumes are primarily single superphosphate (“SSP”), potash and urea sold outside of North America.

Fiscal 2011 compared to Fiscal 2010

The Phosphates segment’s net sales increased to $6.9 billion in fiscal 2011, compared to $4.7 billion in fiscal 2010. The increase was primarily due to higher sales prices that resulted in incremental net sales of approximately $1.8 billion.

Our average DAP selling price was $491 per tonne in fiscal 2011, an increase of $164 per tonne or 50% compared with fiscal 2010 due to the factors discussed in the Overview. The increase in the selling price of Blends was 20% compared with fiscal 2010. The increase in Blends pricing is lower than the increase in the DAP selling price due to the mix of potash and nitrogen used in the production of Blends. The price of these materials increased at a lower rate than phosphate prices.

The Phosphates segment’s sales volumes increased to 12.0 million tonnes in fiscal 2011, compared to 11.0 million tonnes in the same period a year ago due to the factors discussed in the Overview. In fiscal 2011 there was also a shift in sales volumes between North America and International as we made a strategic decision to sell into North America. Sales volumes of Blends also increased as demand was driven by strong farmer economics primarily in Brazil.

We consolidate the results of PhosChem. Included in our results for fiscal 2011 is PhosChem net sales and cost of goods sold for its other member of $507 million compared with $305 million in fiscal 2010.

Gross margin for the Phosphates segment increased to $1.7 billion in fiscal 2011compared with $0.6 billion in fiscal 2010, primarily due to higher sales prices which had a favorable impact on gross margin of approximately $1.8 billion, partially offset by higher product costs of approximately $680 million. The higher costs were primarily due to higher raw material costs for sulfur and ammonia, in addition to those related to nitrogen that is used as a raw material in the production of our Blends. In the prior year, gross margin was unfavorably impacted by $39.8 million related to the permanent closure of our Green Bay plant and South Pierce phosphoric acid plant in the second quarter of fiscal 2010. Other factors affecting gross margin and costs are discussed below. As a result of these factors, gross margin as a percentage of net sales increased to 24% in fiscal 2011 compared to 14% for the same period a year ago.

For fiscal 2011, higher sulfur and ammonia prices unfavorably impacted cost of goods sold by approximately $400 million compared with prior year results. The average consumed price for sulfur increased to $162 per long ton in fiscal 2011 from $71 in the same period a year ago. The average consumed price for ammonia increased to $407 per tonne for fiscal 2011 from $265 in the same period a year ago. The increase in the market prices of these raw materials was due to the factors discussed in the Overview.

Costs were also impacted by net unrealized mark-to-market derivative gains of $0.5 million and $45.1 million in fiscal 2011 and 2010, respectively, primarily on natural gas derivatives.

The Phosphates segment’s North American production of crop nutrient dry concentrates and animal feed ingredients was 8.4 million tonnes for fiscal 2011 compared with 7.9 million tonnes in the same period a year ago. Our operating rate for processed phosphate production was 87% in fiscal 2011 compared to 81% in fiscal 2010. Our phosphate rock production was 11.5 million tonnes for fiscal 2011 compared with 13.3 million tonnes in the same period a year ago. The reduction in phosphate rock production rates was due to the temporary shutdown for most of the first six months of fiscal 2011 and subsequent reduced production level for the remainder of fiscal 2011 at the South Fort Meade mine as discussed under “Environmental, Health and Safety Matters—Permitting” below and in Note 22 of our Consolidated Financial Statements.

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

Our average DAP selling price was $327 per tonne in fiscal 2010, a decrease of $399 per tonne or 55% compared with fiscal 2009 that was due to the factors discussed in the Overview. The decrease in the selling price of Blends was 38% compared with fiscal 2009. The decrease in Blends is lower than the decrease in the DAP selling price due to the mix of potash and nitrogen used in the production of Blends. The price of these materials did not decrease at the same rate as phosphates.

The Phosphates segment’s sales volumes were 11.0 million tonnes for fiscal 2010 compared to 8.9 million tonnes in fiscal 2009. Sales volumes increased due to the factors described in the Overview. Also, international sales volumes benefited from agreements to supply 1.8 million tonnes to Indian customers. Crop nutrient blends sales volumes increased due to the same factors noted for phosphates crop nutrients. However, the increase was partially offset by the sale of our distribution businesses in Thailand and Mexico in fiscal 2010, as well as customers in Brazil delaying purchases in the fourth quarter of fiscal 2010 which were completed in the first quarter of fiscal 2011.

PhosChem revenue and cost of goods sold from sales for its other member was $305 million in fiscal 2010 compared with $700 million in fiscal 2009.

Gross margin for the Phosphates segment decreased from $1.2 billion in fiscal 2009 to $0.6 billion in fiscal 2010. The decline in gross margin was primarily due to the effects of significantly lower selling prices which had an unfavorable impact on gross margin of approximately $4.2 billion, partially offset by higher sales volumes and a decline in costs that favorably impacted gross margin by approximately $0.9 billion and $2.7 billion, respectively. The lower costs were primarily due to lower raw material costs for sulfur and ammonia and improved operating cost performance that was driven by higher North American phosphates concentrates production rates in fiscal 2010. Also impacting costs in fiscal 2010 were $0.4 billion in lower costs related to potash and nitrogen purchases that are used as raw materials in the production of our Crop Nutrient Blends. Gross margin was also unfavorably impacted by $39.8 million related to the permanent closure of our Green Bay plant and South Pierce phosphoric acid plant in the second quarter of fiscal 2010. Fiscal 2009 results included a lower of cost or market inventory write-down of $377.4 million. Other factors affecting gross margin and costs are discussed below. As a result of these factors, gross margin as a percentage of net sales decreased to 14% in fiscal 2010 compared to 17% for the same period a year ago.

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

We increased the Phosphates segment’s North American production of crop nutrient dry concentrates and animal feed ingredients to 7.9 million tonnes in fiscal 2010 compared with 6.7 million tonnes for the same period in fiscal 2009. The increase in production was in response to the increased demand in fiscal 2010. Our phosphate rock production was 13.3 million tonnes during fiscal 2010, compared with 13.2 million tonnes in fiscal 2009.

Potash Net Sales and Gross Margin

The following table summarizes Potash net sales, gross margin, sales volumes and certain other information:

	Years Ended May 31,			2011-2010		2010-2009
(in millions, except price per tonne or unit)	2011	2010	2009	Change	Percent	Change	Percent
Net sales:
North America	$1,949.7	$1,309.8	$1,387.9	$639.9	49%	$(78.1)	(6%)
International	1,111.3	864.3	1,429.3	247.0	29%	(565.0)	(40%)

Total	3,061.0	2,174.1	2,817.2	886.9	41%	(643.1)	(23%)
Cost of goods sold	1,592.0	1,139.5	1,311.3	452.5	40%	(171.8)	(13%)

Gross margin	$1,469.0	$1,034.6	$1,505.9	$434.4	42%	$(471.3)	(31%)

Gross margin as a percent of net sales	48.0%	47.6%	53.5%
Sales volume (in thousands of metric tonnes)
Crop Nutrients (a):
North America	3,263	2,111	1,505	1,152	55%	606	40%
International	3,626	2,739	2,564	887	32%	175	7%

Total	6,889	4,850	4,069	2,039	42%	781	19%
Non-agricultural	634	687	981	(53)	(8%)	(294)	(30%)

Total	7,523	5,537	5,050	1,986	36%	487	10%

Average selling price per tonne (FOB plant):
MOP—North America crop nutrients (b)	$394	$387	$614	$7	2%	$(227)	(37%)
MOP—International	309	287	558	22	8%	(271)	(49%)
MOP—Average (c)	359	352	521	7	2%	(169)	(32%)

(a)	Excludes tonnes related to a third-party tolling arrangement.
(b)	Price excludes industrial and feed sales.
(c)	Our previously reported average selling price for MOP has been adjusted to eliminate intersegment transactions.

Fiscal 2011 compared to Fiscal 2010

The Potash segment’s net sales increased to $3.1 billion in fiscal 2011 compared with $2.2 billion in fiscal 2010 primarily due to an increase in sales volumes that resulted in an increase in net sales of approximately $790 million.

The Potash segment’s sales volumes increased to 7.5 million tonnes for fiscal 2011 compared to 5.5 million tonnes in the same period a year ago, primarily driven by the factors described in the Overview. North American sales volumes increased at a higher rate than International sales volumes as a result stronger demand.

Our average MOP selling price was $359 per tonne in fiscal 2011, which is a slight increase compared to the prior year average price of $352 per tonne. MOP selling prices, both domestic and international, increased due to strong demand primarily driven by factors discussed in the Overview. Although both domestic and international selling prices increased, the international MOP price continued to lag domestic market pricing as North American demand has returned more rapidly than elsewhere.

Gross margin for the Potash segment increased to $1.5 billion in fiscal 2011 compared to $1.0 billion in fiscal 2010. The gross margin was favorably impacted by approximately $510 million due primarily to the increase in sales volumes. The gross margin was also favorably impacted by approximately $130 million in lower costs due primarily to higher production rates in the current period that resulted in a decrease in cost per tonne. This was partially offset by a $166.3 million increase in Canadian resource taxes and royalties. These and other factors affecting gross margin and costs are further discussed below. Gross margin as a percentage of net sales was 48% in fiscal 2011 and 2010.

We incurred $294.2 million in Canadian resource taxes and royalties in fiscal 2011 compared with $127.9 million in fiscal 2010. The increase in these taxes and royalties was due primarily to the increase in sales volumes in fiscal 2011, partially offset by a higher deduction for capital expenditures related to our expansion projects.

Costs were impacted by net unrealized mark-to-market derivative gains, primarily on foreign currency derivatives, of $12.5 million in fiscal 2011 compared with gains, primarily on natural gas derivatives, of $27.6 million in fiscal 2010.

We incurred $151.9 million in expenses related to managing and mitigating the brine inflows at our Esterhazy mine during fiscal 2011 compared to $133.4 million in fiscal 2010. The rate of brine inflows at our Esterhazy mine varies over time and remains within the historical range that we have successfully managed since 1985. We are reimbursed a pro-rata share of operating and capital costs of our Esterhazy mine, including a portion of our costs for managing the brine inflows, under the Tolling Agreement. We believe our obligation to ship expired in calendar 2011 but are continuing to supply potash under the Tolling Agreement until the beginning of trial (currently scheduled for January 2012) in the Tolling Agreement Dispute. Once we are no longer required to supply potash under the Tolling Agreement, we will be able to fully utilize the productive capacity that has previously been used to satisfy our obligations under it for sales to any of our customers at then-current market prices. In the event that we are unable to sell this additional potash when available, our future gross margin could be unfavorably impacted.

For fiscal 2011 potash production was 7.3 million tonnes compared to 5.2 million tonnes in fiscal 2010. We increased our production rates beginning in the first quarter of fiscal 2011 to meet increasing demand. Our operating rate for potash production was 80% in fiscal 2011 compared to 57% in fiscal 2010. Operating rates exclude tonnes produced under the Tolling Agreement.

Fiscal 2010 compared to Fiscal 2009

The Potash segment’s net sales decreased to $2.2 billion in fiscal 2010, compared to $2.8 billion in fiscal 2009 due to a decrease in the average MOP selling price that resulted in a decrease in revenue of approximately $0.9 billion. This was partially offset by improved sales volumes which resulted in an increase in revenue of approximately $0.2 billion.

The decline in MOP selling prices was due to continued slow demand around the world in the first half of fiscal 2010. As a result of decreased selling prices, demand began to increase in the latter part of the third quarter and continued to grow in the fourth quarter of fiscal 2010.

The Potash segment’s sales volumes were 5.5 million tonnes for fiscal 2010, compared to 5.1 million tonnes in fiscal 2009. North American sales volumes increased due to an early spring planting season; however, the market remained soft by historical standards. International sales volumes decreased due to uncertain price trends as key customers had not executed long term contracts. Non-agricultural sales volumes decreased as one significant customer reduced its purchases in fiscal 2010.

Gross margin for the Potash segment decreased from $1.5 billion in fiscal 2009 to $1.0 billion in fiscal 2010. The decrease in gross margin was primarily due to a significant decrease in average MOP selling prices, which unfavorably impacted gross margin by approximately $0.9 billion. This adverse impact was partially offset by an increase in sales volumes and the effects of changes in product mix, which favorably impacted gross margin by approximately $0.2 billion, and a $0.2 billion decrease in costs driven primarily by a reduction in Canadian resource taxes. Other factors affecting gross margin and costs are discussed below. As a result of these factors, gross margin as a percentage of net sales decreased to 48% in fiscal 2010 from 54% in fiscal 2009.

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

Other Income Statement Items

	Years ended May 31,			2011-2010		2010-2009
(in millions)	2011	2010	2009	Change	Percent	Change	Percent
Selling, general and administrative expenses	$372.5	$360.3	$321.4	$12.2	3%	$38.9	12%
Other operating expenses	85.1	62.2	44.4	22.9	37%	17.8	40%
Interest expense	27.6	65.7	90.2	(38.1)	(58%)	(24.5)	(27%)
Interest income	22.5	16.1	46.9	6.4	40%	(30.8)	(66%)

Interest expense, net	5.1	49.6	43.3	(44.5)	(90%)	6.3	15%
Foreign currency transaction loss	(56.3)	(32.4)	(131.8)	(23.9)	74%	99.4	(75%)
Gain on sale of equity investment	685.6	-	673.4	685.6	NM	(673.4)	NM
Other income (expense)	(17.1)	0.9	6.5	(18.0)	NM	(5.6)	(86%)
Provision for income taxes	752.8	347.3	649.3	405.5	117%	(302.0)	(47%)
Equity in net earnings (loss) of nonconsolidated companies	(5.0)	(10.9)	100.1	5.9	(54%)	(111.0)	(111%)

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $372.5 million in fiscal 2011 compared to $360.3 million in fiscal 2010 primarily as a result of an increase in charitable contributions. Selling, general and administrative expenses increased to $360.3 million in fiscal 2010 compared to $321.4 million in fiscal 2009 primarily due to increased incentive compensation accruals and external consulting fees related to strategic initiatives.

Other Operating Expenses

Other operating expenses were $85.1 million in fiscal 2011 compared to $62.2 million in fiscal 2010. The increase in other operating expenses is primarily due to $19.0 million of expenses related to the Cargill Transaction, an increase of $20.0 million in environmental reserves and a $17.0 million write-off of assets at our Louisiana ammonia facility in our Phosphates segment, partially offset by insurance proceeds of approximately $37.0 million primarily related to our Potash segment. Other operating expenses increased to $62.2 million in fiscal 2010 compared to $44.4 million in fiscal 2009 primarily due to an increase in costs related to closed facilities in our Phosphates segment.

Foreign Currency Transaction Loss

In fiscal 2011 and 2010, we recorded foreign currency transaction losses of $56.3 million and $32.4 million, respectively. The foreign currency transaction losses in fiscal 2011 and 2010 were primarily the result of the effect of a weakening of the U.S. dollar relative to the Canadian dollar on significant U.S. dollar denominated intercompany receivables and cash held by our Canadian affiliates. The average value of the Canadian dollar increased by 5% and 8% in fiscal 2011 and 2010, respectively.

In fiscal 2009, we recorded a foreign currency transaction loss of $131.8 million, which was primarily the result of the effect of a strengthening U.S. dollar relative to the Brazilian Real on significant U.S. dollar denominated payables in Brazil. The average value of the Brazilian Real decreased by 21% in fiscal 2009.

Gain on Sale of Equity Investment

In fiscal 2011, we recorded a $685.6 million pre-tax gain on the sale of our equity method investment in Fosfertil S.A. The tax impact of this transaction was $126.1 million which is included in our provision for income taxes as of May 31, 2011. We recorded a $673.4 million pre-tax gain on the sale of our equity method investment in Saskferco in fiscal 2009. The tax impact of this transaction was $214.5 million. For further discussion see Note 10 to our Consolidated Financial Statements.

Other Income (Expense)

For fiscal 2011, we recorded a charge of approximately $19 million for the call premium and write-off of unamortized fees related to the redemption of the remaining $455.4 million aggregate principal amount of our 7-3/8% senior notes due December 2014. See Note 12 to our Consolidated Financial Statements.

Provision for Income Taxes

Years Ended May 31	Effective Tax Rate	Provision for Income Taxes
2011	23.0%	$752.8
2010	29.2%	347.3
2009	22.3%	649.3

Our income tax rate is impacted by the mix of earnings across the jurisdictions in which we operate and by a benefit associated with depletion. Income tax expense for fiscal 2011 was $752.8 million, an effective tax rate of 23.0%, on pre-tax income of $3.3 billion. The tax rate includes a $126.1 million expense related to the gain on the sale of our interest in Fosfertil.

Income tax expense for fiscal 2010 was $347.3 million, an effective tax rate of 29.2%, on pre-tax income of $1.2 billion. The effective tax rate was unfavorably impacted by $53.0 million related to losses in non-U.S. subsidiaries for which we did not realize a tax benefit in fiscal 2010.

Income tax expense for fiscal 2009 was $649.3 million, an effective tax rate of 22.3%, on pre-tax income of $2.9 billion. The fiscal 2009 effective tax rate was favorably impacted by $282.7 million related to foreign tax credits associated with a special dividend that was distributed from our non-U.S. subsidiaries to our U.S. subsidiaries. The effective tax rate was unfavorably impacted by the recognition of a deferred tax liability related to the sale of our investment in Saskferco and $106.0 million of losses in non-U.S. subsidiaries for which we did not realize a tax benefit in fiscal 2009.

Equity in Net Earnings (Loss) of Non-Consolidated Companies

Equity in net earnings of non-consolidated companies was a loss of $5.0 million in fiscal 2011. Our fiscal 2011 loss was driven primarily by our investment in the Miski Mayo Mine which was in the startup stage in fiscal 2011.

Equity in net earnings of non-consolidated companies was a loss of $10.9 million in fiscal 2010 primarily driven by losses from Fosfertil which was sold in fiscal 2011. The loss from Fosfertil were the result of a decrease in phosphate selling prices, higher costs of raw materials to produce phosphates, and an unfavorable foreign exchange impact.

Equity in net earnings of non-consolidated companies was $100.1 million in fiscal 2009. The largest earnings contributors were Fosfertil and Saskferco. Equity earnings increased from Fosfertil due to increased selling prices in the first two quarters of the year. We sold our investment in Saskferco on October 1, 2008.

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

Our significant accounting policies can be found in Note 3 to our Notes of our Consolidated Financial Statements. We believe the following accounting policies may include a higher degree of judgment and complexity in their application and are most critical to aid in fully understanding and evaluating our reported financial condition and results of operations.

Recoverability of Long-Lived Assets

Management’s assessments of the recoverability and impairment tests of non-current assets involve critical accounting estimates. These estimates require significant management judgment, include inherent uncertainties and are often interdependent; therefore, they do not change in isolation. Factors that management must estimate include, among others, industry and market conditions, the economic life of the asset, sales volume and prices, inflation, raw materials costs, cost of capital, tax rates and capital spending. These factors are even more difficult to predict when global financial markets are highly volatile. The estimates we use when assessing the recoverability of non-current assets are consistent with those we use in our internal planning. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. If differing assumptions and estimates had been used in the current period, impairment charges could have resulted. As mentioned above, these factors do not change in isolation; and therefore, it is not practicable to present the impact of changing a single factor. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future impairment charges could result and could be material. Impairments generally would be non-cash charges.

Our Company faces many uncertainties and risks related to various economic, political and regulatory environments in the countries in which we operate. Refer to “Item 1A. Risk Factors” in Part I of our annual report on Form 10-K for fiscal 2011. As a result, management must make numerous assumptions which involve a significant amount of judgment when completing recoverability and impairment tests of non-current assets.

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

The carrying value of goodwill in our business segments, which are also our reporting units, is tested annually for possible impairment during the second quarter of each fiscal year. We typically use an income approach valuation model, representing present value of future cash flows, to determine the fair value of a reporting unit. Growth rates for sales and profits are determined using inputs from our annual long-range planning process. The rates used to discount projected future cash flows reflect a weighted average cost of capital based on the Company’s industry, capital structure and risk premiums including those reflected in the current market capitalization. When preparing these estimates, management considers each reporting unit’s historical results, current operating trends, and specific plans in place. These estimates are impacted by variable factors including inflation, the general health of the economy and market competition. In addition, events and circumstances that might be indicators of possible impairment are assessed during other interim periods. No goodwill impairment was indicated in the current fiscal year. Further, our market capitalization exceeded our net book value at the end of each quarter of fiscal year 2011. See Note 11 of our Notes to Consolidated Financial Statements for additional information regarding goodwill. As of May 31, 2011 we had $1.8 billion of goodwill.

Useful Lives of Depreciable Assets and Rates of Depletion

Property, plant and equipment are depreciated based on their estimated useful lives, which typically range from three to forty years. We estimate initial useful lives based on experience and current technology. These estimates may be extended through sustaining capital programs. Factors affecting the fair value of our assets may also affect the estimated useful lives of our assets and these factors can change. Therefore, we periodically review the estimated remaining useful lives of our facilities and other significant assets and adjust our depreciation rates prospectively where appropriate.

Depletion expenses for mining operations, including mineral reserves, are generally determined using the units-of-production method based on estimates of recoverable reserves. These estimates may change based on new information regarding the mineral reserves, permitting or changes in mining strategies.

Derivative Financial Instruments

We periodically enter into derivatives to mitigate our exposure to foreign currency risks and the effects of changing commodity and freight prices. All derivatives are recorded on the balance sheet at fair value. The fair value of these instruments is determined by using quoted market prices, third-party comparables, or internal estimates. Application of these valuation inputs requires judgment and estimates in varying degrees. Changes in these inputs or their application can affect the determination of fair value. Changes in the fair value of the foreign currency, commodity, and freight derivatives are immediately recognized in earnings because we do not apply hedge accounting treatment to these instruments. See Notes 16 and 17 of our Notes to Consolidated Financial Statements for additional information regarding derivatives.

Inventories

We record inventory at lower of cost or market. Market values are defined as forecasted selling prices less reasonably predictable selling costs (net realizable value). Significant management judgment is involved in estimating future selling prices. Factors affecting forecasted selling prices include demand and supply variables. Examples of demand variables include grain and oilseed prices and stock-to-use ratios, and changes in inventories in the crop nutrient distribution channels. Examples of supply variables include forecasted prices of raw materials, such as phosphate rock, sulfur, ammonia, and natural gas, estimated operating rates and industry crop nutrient inventory levels. Results could differ materially if actual selling prices differ materially from forecasted selling prices. These factors do not change in isolation, and therefore, it is not practicable to present the impact of changing a single factor. Charges for lower of cost or market adjustments, if any, are recognized in our Consolidated Statements of Earnings in the period when there is evidence of a permanent decline of market value below cost. During fiscal year 2011 no lower of cost or market inventory write-downs were indicated.

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

Environmental Liabilities and Asset Retirement Obligations (“AROs”)

We record accrued liabilities for various environmental and reclamation matters including the demolition of former operating facilities, and AROs.

Accruals for environmental matters are based primarily on third-party estimates for the cost of remediation at previously operated sites and estimates of legal costs for ongoing environmental litigation. We regularly assess the likelihood of material adverse judgments or outcomes as well as potential ranges or probability of losses. We determine the amount of accruals required, if any, for contingencies after carefully analyzing each individual matter. Actual costs incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. As of May 31, 2011 and 2010, we had accrued $41.7 million and $26.2 million, respectively, for environmental matters.

We recognize AROs in the period in which we have an existing legal obligation, and the amount of the liability can be reasonably estimated. We utilize internal engineering experts as well as third-party consultants to assist management in determining the costs of retiring certain of our long-term operating assets. Assumptions and estimates reflect our historical experience and our best judgments regarding future expenditures. The assumed costs are inflated based on an estimated inflation factor and discounted based on a credit-adjusted risk-free rate. For active facilities, fluctuations in the estimated costs (including those resulting from a change in environmental regulations), inflation rates and discount rates can have a significant impact on the amounts recorded on the Consolidated Balance Sheets. However, changes in the assumptions for our active facilities would not have a significant impact on the Consolidated Statements of Earnings. For closed facilities, fluctuations in the estimated costs, inflation and discount rates have an impact on the Consolidated Statements of Earnings as there is no asset related to these items. Phosphate land reclamation activities generally occur concurrently with mining operations; as such, we determined that it is appropriate to capitalize an amount of asset retirement costs and allocate an equal amount to expense in the same accounting period. At May 31, 2011 and 2010, $573.1 million and $525.9 million, respectively, was accrued for asset retirement obligations. A further discussion of our AROs can be found in Note 15 of our Notes to Consolidated Financial Statements.

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

The judgments made in determining the costs of our benefit plans can impact our Consolidated Statements of Earnings. As a result, we use actuarial consultants to assist management in developing reasonable assumptions and cost estimates. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The effects of actual results differing from our assumptions are included as a component of other comprehensive income/(expense) as unamortized net gains and losses, which are amortized into the Consolidated Statements of Earnings over future periods. At May 31, 2011 and 2010, we had $124.8 million and $213.1 million, respectively, accrued for pension and other postretirement benefit obligations. We have included a further discussion of pension and other postretirement benefits in Note 19 of our Notes to Consolidated Financial Statements.

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

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing the relative impact of all the available positive and negative evidence regarding our forecasted taxable income using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. A valuation allowance will be recorded in each jurisdiction in which a deferred income tax asset is recorded when it is more likely than not that the deferred income tax asset will not be realized. Effective in the first quarter of fiscal year 2010, the Company adopted a new accounting pronouncement that amended the accounting for adjustments to deferred tax asset valuation allowances established in connection with a business combination. Accordingly, changes in deferred tax asset valuation allowances established in the Combination now impact income tax expense and not goodwill. Previously, deductions to the valuation allowances were recorded as either (i) a reduction to goodwill, if the reduction relates to purchase accounting valuation allowances, or (ii) in all other cases, with a reduction to income tax expense. As of May 31, 2011 and 2010, we had a valuation allowance of $209.2 million and $157.1 million, respectively.

The minimum threshold that a tax position must meet before a financial statement benefit is recognized is defined as a tax position that is “more likely than not” to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Future changes in judgment related to the expected ultimate resolution of uncertain tax positions will affect earnings in the quarter of such change. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our liabilities for income taxes reflect the most likely outcome. We adjust these liabilities, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position would usually require the use of cash. Based upon an analysis of tax positions taken on prior year returns and expected positions to be taken on the current year return, management has identified gross uncertain income tax positions of $263.5 million as of May 31, 2011.

We have not recorded U.S. deferred income taxes on certain of our non-U.S. subsidiaries’ undistributed earnings as such amounts are intended to be reinvested outside the United States indefinitely. However, should we change our business and tax strategies in the future and decide to repatriate a portion of these earnings to one of our U.S. subsidiaries, including cash maintained by these non-U.S. subsidiaries, additional U.S. tax liabilities would be incurred. It is not practical to estimate the amount of additional U.S. tax liabilities we would incur.

We have included a further discussion of income taxes in Note 14 of our Notes to Consolidated Financial Statements.

Canadian Resource Taxes and Royalties

We pay Canadian resource taxes consisting of the Potash Production Tax and resource surcharge. The Potash Production Tax is a Saskatchewan provincial tax on potash production and consists of a base payment and a profits tax. We also pay a percentage of the value of resource sales from our Saskatchewan mines. In addition to the Canadian resource taxes, royalties are payable to the mineral owners with respect to the majority of potash reserves or production of potash. These resource taxes and royalties are recorded in cost of goods sold in our Consolidated Statements of Earnings. Our Canadian resource taxes and royalties expenses were $294.2 million, $127.9 million and $415.5 million for fiscal 2011, 2010 and 2009, respectively. As of May 31, 2011 and 2010, our Canadian resource taxes and royalties accruals were $112.1 million and $33.9 million, respectively, in our Consolidated Balance Sheets.

The profits tax is the most significant part of the Potash Production Tax. The profits tax is calculated on the potash content of each tonne sold (“K2O tonne”) from each Saskatchewan mine. A 15% tax rate applies to the first $59.25 (Canadian dollar) of profit per K2O tonne and a 35% rate applies to the additional profit per K2O tonne. Although all K2O tonnes sold by mine are used in calculating profit per K2O tonne, the tax is applied to the lesser of (i) actual K2O tonnes sold or (ii) the average K2O tonnes sold for the years 2001 and 2002. As a result, the effective tax rate ranges from 14% to 33% at our three Canadian mines. The Potash Production Tax is calculated on a calendar year basis and the total expense for fiscal 2011 is based in part on forecasted profit per K2O tonne for calendar 2011. In calculating profit per K2O tonne for profits tax purposes, we deduct, among other operating expenses, a depreciation allowance with a majority of the depreciation allowance in calendar 2011 at a 120% rate of the capital expenditures made during the year. Therefore, the capital expenditures related to the potash mine expansions forecasted for calendar 2011 will significantly reduce the calculated profit per K2O tonne and the resulting profit tax accrued as of May 31, 2011. This impact is expected to continue until the potash mine expansions are complete.

If differing assumptions and estimates had been used in the current period, including assumptions regarding future potash selling prices and sales volumes and forecasted capital expenditures, the accruals for Canadian resource taxes and royalties could have changed. These factors do not change in isolation; and therefore, it is not practicable to present the impact of changing a single factor.

Litigation

We are involved from time to time in claims and legal actions incidental to our operations, both as plaintiff and defendant. We have established what we currently believe to be adequate accruals for pending legal matters. These accruals are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as advice of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. Changes in accruals, both increases and decreases, are part of the ordinary, recurring course of business, in which management, after consultation with legal counsel, is required to make estimates of various amounts for business and strategic planning purposes, as well as for accounting and Securities Exchange Act of 1934 reporting purposes. These changes are reflected in our Consolidated Statement of Earnings each quarter. The litigation accruals at any time reflect updated assessments of the probable and estimable losses for the resolution of the then-existing claims and legal actions. The final outcome or potential settlement of litigation matters could differ materially from the accruals which have been established by the Company.

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

We have significant liquidity and capital resources as of May 31, 2011 with approximately $3.9 billion in cash and cash equivalents, $11.7 billion of equity, long-term debt (less current maturities of $48.0 million) of $761.3 million and short-term debt of $23.6 million. Maturities of long-term debt within the next five years are $52.5 million.

Nearly all of our cash and cash equivalents are held in North America and are diversified in highly rated investment vehicles.

Approximately $2.8 billion of cash and cash equivalents are held by non-U.S. subsidiaries as of May 31, 2011. There are no significant restrictions that would preclude us from bringing these funds back to the U.S. However, we currently have no intention of remitting certain undistributed earnings of non-U.S. subsidiaries. In addition, the majority of these funds are not subject to significant foreign currency exposures as the bulk of these funds are held in U.S. dollar denominated investments. Information about the investment of our cash and cash equivalents is included in Note 3 of our Notes to Consolidated Financial Statements.

Cash Requirements

We have certain contractual cash obligations that require us to make payments on a scheduled basis which include, among other things, long-term debt payments, interest payments, operating leases, unconditional purchase obligations, and funding requirements of pension and postretirement obligations. Unconditional purchase obligations are our largest contractual cash obligations. These include contracts to purchase raw materials such as sulfur, ammonia and natural gas, obligations to purchase raw materials for our International distribution activities, and obligations for capital expenditures related to our expansion projects. Other large cash obligations are our AROs and other environmental obligations primarily related to our Phosphates segment and our long-term debt. Our long-term debt has maturities ranging from one year to 29 years. We expect to fund our AROs, purchase obligations, and capital expenditures with a combination of operating cash flows, cash and cash equivalents, and borrowings. See Off-Balance Sheet Arrangements and Obligations for the amounts owed by Mosaic under Contractual Cash Obligations below.

Sources and Uses of Cash

The following table represents a comparison of the net cash provided by operating activities, net cash used in investing activities, and net cash used in financing activities for fiscal 2011, 2010 and 2009:

(in millions)	Years ended May 31,			2011 - 2010		2010 - 2009
Cash Flow	2011	2010	2009	Change	Percent	Change	Percent
Net cash provided by operating activities	$2,426.7	$1,356.0	$1,242.6	$1,070.7	79%	$113.4	9%
Net cash used in investing activities	(572.1)	(866.3)	(81.6)	294.2	(34%)	(784.7)	962%
Net cash used in financing activities	(585.0)	(710.6)	(224.9)	125.6	(18%)	(485.7)	216%

As of May 31, 2011, we had cash and cash equivalents of $3.9 billion. Funds generated by operating activities, available cash and cash equivalents and our credit facilities continue to be our most significant sources of liquidity. We believe funds generated from the expected results of operations and available cash and cash equivalents will be sufficient to meet our operating needs and finance anticipated expansion plans and strategic initiatives in fiscal 2012. In addition, as of May 31, 2011, approximately $728 million was available under our credit facility for additional working capital needs and investment opportunities. There can be no assurance, however, that we will continue to generate cash flows at or above current levels.

Operating Activities

Net cash flow from operating activities has provided us with a significant source of liquidity. For fiscal 2011, net cash provided by operations was $2.4 billion, compared to $1.4 billion in fiscal 2010. Operating cash flow was primarily driven by net earnings in fiscal 2011. In addition, accounts receivable increased related to increased sales prices and volumes and inventories increased due to increased raw material costs in fiscal 2011, partially offset by increases in accounts payable and customer prepayments which are included in accrued liabilities.

Operating activities provided $1.4 billion of cash for fiscal 2010, an increase of $113.4 million compared to fiscal 2009. Operating cash flow was primarily driven by net earnings in fiscal 2010. In addition, significant changes in working capital related to a reduction in other current assets for U.S. income tax refunds received in fiscal 2010 offset by a reduction in income tax payables in Canada.

Operating activities provided $1.2 billion of cash for fiscal 2009, primarily driven by net earnings.

Investing Activities

Net cash used in investing activities was $572.1 million in fiscal 2011, compared to $866.3 million in fiscal 2010. The decrease in cash used in investing activities is primarily due to $1.0 billion in proceeds from the sale of our investment in Fosfertil, partially offset by our investment in our equity interest in the Miski Mayo Mine of $385 million and an increase in capital expenditures primarily related to our expansion projects in our Potash segment. Capital expenditures related to our expansion projects were $611.2 million in fiscal 2011.

Investing activities used $866.3 million of cash for fiscal 2010, an increase of $784.7 million compared to fiscal 2009. The increase in net cash used in investing activities was mainly the result of proceeds of $745.7 million received from the sale of our investment in Saskferco included in the prior year and by higher capital spending in fiscal 2010. Capital expenditures increased primarily due to the expansion projects in our Potash segment. Capital expenditures related to our expansion projects were $362.4 million in fiscal 2010.

Financing Activities

Net cash used in financing activities for fiscal 2011 was $585.0 million, compared to $710.6 million for the same period in fiscal 2010. The primary reason for the decrease in net cash used in financing activities was the payment of a special dividend of $578.5 million in the third quarter of fiscal 2010. On January 13, 2011, we redeemed the remaining $455.4 million aggregate principal amount of our 7-3/8% senior notes due December 2014.

Net cash used in financing activities for fiscal 2010 was $710.6 million, an increase of $485.7 million compared to fiscal 2009. The primary reason for the increase in net cash used in financing activities in fiscal 2010 was the special dividend payment of $578.5 million in December 2009. This was partially offset by fewer payments made on debt as we reduced long-term debt in fiscal 2009.

Debt Instruments, Guarantees and Related Covenants

On April 26, 2011, we entered into a new unsecured five-year revolving credit facility of up to $750 million (the “Mosaic Credit Facility”). The revolving credit facility is available for revolving credit loans, swing line loans of up to $20 million and letters of credit of up to $300 million. The Mosaic Credit Facility replaces a prior unsecured credit facility that consisted of a revolving facility of up to $500 million, swing line loans of up to $20 million and letters of credit of up to $200 million (the “Prior Credit Facility”). The Prior Credit Facility was terminated contemporaneously with the Company’s entry into the Mosaic Credit Facility. We entered into the Mosaic Credit Facility to avoid any potential conflict with the terms of the Prior Credit Facility in connection with consummation of the Cargill Transaction and to reduce interest rates and unused commitment fees, and improve other terms compared to the Prior Credit Facility.

On January 13, 2011, we redeemed the remaining $455.4 million aggregate principal amount of our 7-3/8% senior notes due December 2014. A pre-tax charge of approximately $19 million was recorded, primarily related to the call premium and the write-off of unamortized fees. Our 7-5/8% senior notes due 2016, which had a balance outstanding of $469.3 million as of May 31, 2011, are redeemable beginning in December 2011 at $103.81 per $100.00 principal amount of the notes to be redeemed plus accrued but unpaid interest.

See Note 12 of our Notes to Consolidated Financial Statements for additional information relating to our financing arrangements.

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

•

a retained or contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;

•

any obligation, including a contingent obligation, under a contract that would be accounted for as derivative instruments except that it is both indexed to the registrant’s own stock and classified as equity; and

•

any obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, the registrant, where such entity provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

Information regarding guarantees that meet the above requirements is included in Note 18 of our Notes to Consolidated Financial Statements and is hereby incorporated by reference. We do not have any contingent interest in assets transferred, derivative instruments, or variable interest entities that qualify as off-balance sheet arrangements under SEC rules.

Contractual Cash Obligations

The following is a summary of our contractual cash obligations as of May 31, 2011:

	Total	Payments by Fiscal Year
(in millions)		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt	$809.3	$48.0	$2.2	$2.3	$756.8
Estimated interest payments on long-term debt (a)	458.3	57.8	111.9	111.6	177.0
Operating leases	128.2	42.0	49.6	23.6	13.0
Purchase commitments (b)	5,961.7	1,865.6	660.4	289.6	3,146.1
Pension and postretirement liabilities (c)	473.5	34.0	88.4	94.8	256.3

Total contractual cash obligations	$7,831.0	$2,047.4	$912.5	$521.9	$4,349.2

(a)	Based on interest rates and debt balances as of May 31, 2011.
(b)	Based on prevailing market prices as of May 31, 2011.
(c)

Fiscal 2012 pension plan payments are based on minimum funding requirements. For years thereafter, pension plan payments are based on expected benefits paid. The postretirement plan payments are based on projected benefit payments.

Other Commercial Commitments

The following is a summary of our other commercial commitments as of May 31, 2011:

	Total	Commitment Expiration by Fiscal Year
(in millions)		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Letters of credit	$24.1	$24.1	$-	$-	$-
Surety bonds	203.4	202.6	0.8	-	-

Total	$227.5	$226.7	$0.8	$-	$-

The surety bonds and letters of credit generally expire within one year or less but a substantial portion of these instruments provide financial assurance for continuing obligations and, therefore, in most cases, must be renewed on an annual basis. We primarily incur liabilities for reclamation activities in our Florida operations and for phosphogypsum stack system closure in our Florida and Louisiana operations where, in order to obtain necessary permits, we must either pass a test of financial strength or provide credit support, typically in the form of surety bonds or letters of credit. As of May 31, 2011, we had $173.3 million in surety bonds outstanding for mining reclamation obligations in Florida. We have letters of credit directly supporting mining reclamation activity of $2.0 million. The surety bonds generally require us to obtain a discharge of the bonds or to post additional collateral (typically in the form of cash or letters of credit) at the request of the issuer of the bonds.

We are subject to financial responsibility obligations for our phosphogypsum stack systems in Florida and Louisiana. We are currently in compliance with the Louisiana financial assurance requirements because our financial strength permits us to meet applicable financial strength tests.

Under the Florida financial strength test applicable to companies that maintain investment-grade debt, there is a requirement to have bonds outstanding with maturities of at least five years remaining and a cumulative maturity value of the greater of $100 million or 5% of our total assets. Although we pass the financial test metrics and all of our debt is rated as “investment-grade”, we are technically out of compliance because we currently do not have a sufficient amount of debt outstanding to meet the requirement. We are working with the Florida Department of Environmental Protection to determine an alternative means of meeting the financial strength test.

There can be no assurance that we will be able to meet applicable financial strength tests in Louisiana and Florida in the future. In the event we do not meet either the Louisiana or Florida financial strength test, we could be required to seek an alternate financial strength test acceptable to state regulatory authorities or provide credit support, which may include surety bonds, letters of credit and cash escrows. Assuming we maintain our current levels of liquidity and capital resources, we do not expect that these requirements will have a material effect on our results of operations, liquidity or capital resources. See Note 22 of our Notes to Consolidated Financial Statements for more information on our compliance with applicable financial responsibility regulations.

Other Long-Term Obligations

The following is a summary of our other long-term obligations as of May 31, 2011:

	Total	Payments by Fiscal Year
(in millions)		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Asset retirement obligations (a)	$1,663.9	$92.9	$125.6	$144.0	$1,301.4

(a)

Represents the undiscounted, inflation adjusted estimated cash outflows required to settle the asset retirement obligations. The corresponding present value of these future expenditures is $573.1 million as of May 31, 2011, and is reflected in our accrued liabilities and other noncurrent liabilities in our Consolidated Balance Sheets.

As of May 31, 2011, we had contractual commitments with non-affiliated customers for the sale of approximately 5.9 million tonnes of concentrated phosphates and 0.8 million tonnes of potash for fiscal 2012.

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

Commitments are set forth in Note 21 of our Notes to Consolidated Financial Statements and are incorporated herein by reference.

Income Tax Obligations

Uncertain tax positions as of May 31, 2011 of $263.5 million are not included in the other long-term obligations table presented above because the timing of the settlement of unrecognized tax benefits cannot be fully determined. For further discussion, refer to Note 14 of our Notes to Consolidated Financial Statements.

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

We finance our Brazilian inventory purchases with U.S. dollar denominated liabilities. A weaker U.S. dollar relative to the Brazilian real has the impact of reducing these liabilities on a functional currency basis. When this occurs, an associated foreign currency transaction gain is recorded in non operating income (expense). A stronger U.S. dollar has the opposite effect. Effective June 1, 2010, we started hedging a portion of our Brazil currency risk exposures on anticipated cash flows and we record an associated foreign currency transaction gain or loss in cost of goods sold.

Our foreign currency exchange contracts do not qualify for hedge accounting; therefore, all gains and losses are recorded in the Consolidated Statements of Earnings. Gains and losses on foreign currency exchange contracts are recorded in either cost of goods sold or foreign currency transaction loss (gain) in the Consolidated Statement of Earnings depending on the underlying transactions.

As discussed above, we have Canadian dollar, Brazilian real, and other foreign currency exchange contracts. As of May 31, 2011 and 2010, the fair value of all of our foreign currency exchange contracts were $14.8 million and ($0.7) million, respectively. We recorded an unrealized gain of $6.8 million in cost of goods sold and recorded an unrealized gain of $7.9 million in foreign currency transaction gain (losses) in the Consolidated Statements of Earnings for fiscal 2011.

The table below provides information about Mosaic’s significant foreign exchange derivatives.

	As of May 31, 2011		As of May 31, 2010
(in millions)	Expected Maturity Date Fiscal 2012	Fair Value	Expected Maturity Date Fiscal 2011		Fair Value
Foreign Currency Exchange Forwards
Canadian Dollar
Notional (million US$)	$523.6	$14.6		$237.1	$(1.7)
Weighted Average Rate—Canadian dollar to U.S. dollar	1.0011			1.0376
Foreign Currency Exchange Collars
Canadian Dollar
Notional (million US$)	$41.1	$0.6
Weighted Average Participation Rate—Canadian dollar to U.S. dollar	1.0270
Weighted Average Protection Rate—Canadian dollar to U.S. dollar	0.9679
Brazilian Real
Notional (million US$)	$4.9	$0.2
Weighted Average Participation Rate—Brazilian real to U.S. dollar	1.9580
Weighted Average Protection Rate—Brazilian real to U.S. dollar	1.6568
Indian Rupee
Notional (million US$)	$15.0	$(0.2)
Weighted Average Participation Rate—Indian rupee to U.S. dollar	44.5400
Weighted Average Protection Rate—Indian rupee to U.S. dollar	48.1667
Foreign Currency Exchange Non-Deliverable Forwards
Brazilian Real
Notional (million US$)—long	$212.5	$1.2			$-
Weighted Average Rate—Brazilian real to U.S. dollar	1.5918
Notional (million US$)—short	$49.2
Weighted Average Rate—Brazilian real to U.S. dollar	1.7022
Indian Rupee
Notional (million US$)—long	$46.0	(1.1)
Weighted Average Rate—Brazilian real to U.S. dollar	46.2261
Foreign Currency Exchange Futures Brazilan Real
Notional (million US$)—long	$130.0	$(0.5)	$		$-
Weighted Average Rate—Brazilian real to U.S. dollar	1.6058
Notional (million US$)—short	$80.0	$-	$		$-
Weighted Average Rate—Brazilian real to U.S. dollar	1.6113

Total Fair Value		$14.8			$(1.7)

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

As of May 31, 2011 and 2010, the fair value of our natural gas commodities contracts were ($4.9) million and ($12.3) million, respectively. We recorded an unrealized gain of $8.3 million in cost of goods sold on the Consolidated Statements of Earnings in fiscal 2011.

Our primary commodities exposure relates to price changes in natural gas.

The table below provides information about Mosaic’s natural gas derivatives which are used to manage the risk related to significant price changes in natural gas.

	As of May 31, 2011				As of May 31, 2010
	Expected Maturity Date				Expected Maturity Date
(in millions)	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fair Value	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fair Value
Natural Gas Swaps
Notional (million MMBtu) —long	9.3	6.6	6.6	$(4.9)	8.4	3.5	0.8	$(1.9)
Weighted Average Rate (US$/MMBtu)	$4.65	$4.55	$4.63		$4.50	$5.13	$5.18
Natural Gas 3-Way Collars
Notional (million MMBtu)					4.0			$(10.4)
Weighted Average Call Purchased					$7.39

Total Fair Value				$(4.9)				$(12.3)

Summary

Overall, there have been no material changes in our primary risk exposures since the prior year. We do not expect any material changes in our primary risk exposures; however, during fiscal year 2010 we changed the manner in which market risks are managed for certain currencies. We now use a cash flow based approach to managing market risks. For additional information related to derivatives, see Notes 16 and 17 of our Notes to Consolidated Financial Statements.

Environmental, Health and Safety Matters

We are subject to an evolving complex of international, federal, state, provincial and local environmental, health and safety (“EHS”) laws that govern our production and distribution of crop and animal nutrients. These EHS laws regulate or propose to regulate: (i) conduct of mining and production operations, including employee safety procedures; (ii) management and/or remediation of potential impacts to air, water quality and soil from our operations; (iii) disposal of waste materials; (iv) reclamation of lands after mining; (v) management and handling of raw materials; (vi) product content; and (vii) use of products by both us and our customers.

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

We have expended, and anticipate that we will continue to expend, substantial financial and managerial resources to comply with EHS standards and continue to improve our environmental stewardship. In fiscal 2012, we expect environmental capital expenditures to total approximately $120 million, primarily related to: (i) modification or construction of waste management, water treatment areas and water treatment systems; (ii) construction and modification projects associated with phosphogypsum stacks (“Gypstacks”) and clay settling ponds at our Phosphates facilities and tailings management areas for our Potash mining and processing facilities; (iii) upgrading or new construction of air pollution control equipment at some of the concentrates plants; and (iv) capital projects associated with remediation of contamination at current or former operations. Additional expenditures for land reclamation, Gypstack closure and water treatment activities are expected to total approximately $100 million in fiscal 2012. In fiscal 2013, we estimate environmental capital expenditures will be approximately $150 million and expenditures for land reclamation activities, Gypstack closure and water treatment activities are expected to be approximately $80 million. In fiscal 2011, we spent approximately $220 million for environmental capital expenditures, land reclamation activities, Gypstack closure and water treatment activities. No assurance can be given that greater-than- anticipated EHS capital expenditures or land reclamation, Gypstack closure or water treatment expenditures will not be required in fiscal 2012 or in the future.

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

The Altman Extension of the Four Corners Mine. In fiscal 2009, in connection with our efforts to permit the Altman Extension (the “Altman Extension”) of our Four Corners, Florida, phosphate rock mine,

non-governmental organizations for the first time filed a lawsuit in federal court contesting the actions by the Corps in issuing a federal wetlands permit. Although this lawsuit remains ongoing, the federal wetlands permit issued by the Corps remains in effect and mining on the Altman Extension has commenced and is continuing. We believe that the permit was issued in accordance with all applicable requirements and that it will ultimately be upheld.

The Hardee County Extension of the South Fort Meade Mine. Delays in receiving the Hardee County Extension Permit impacted the scheduled progression of mining activities for the Hardee County Extension. As a result, we began to experience idle time with a portion of our mining equipment at the mine in the latter part of fiscal 2010. On June 14, 2010, the Corps issued the federal wetlands permit. We subsequently initiated site preparation activities to begin mining the Hardee County Extension.

On June 30, 2010, certain non-governmental organizations filed a lawsuit against the Corps contesting its issuance of the Hardee County Extension Permit, alleging that the Corps’ actions in issuing the permit violated certain federal laws relating to the protection of the environment. On July 30, 2010, the court entered the First Preliminary Injunction.

Without the Hardee County Extension Permit, mining at the South Fort Meade mine could not continue without adverse consequences. Draglines that are used to extract phosphate rock had exhausted reserves practically available in Polk County and had been idled awaiting access to the new reserves in Hardee County and/or recommencement of operations at South Fort Meade.

Accordingly, we appealed the First Preliminary Injunction and indefinitely closed the South Fort Meade mine.

On October 27, 2010, we entered into the Partial Settlement that allowed mining to proceed within Phase I of the Hardee County Extension, which we commenced in December 2010 and completed in June 2011.

On April 11, 2011, the Eleventh Circuit vacated the First Preliminary Injunction, set aside the District Court’s remand of the permit to the Corps and directed the Jacksonville District Court to stay the effectiveness of the permit for 90 days to permit the District Court to make a decision on the merits based on the applicable standard of deference to the Corps’ determinations in granting the permit.

On April 19, 2011, we notified the Jacksonville District Court that we planned to conduct uplands-only mining (i.e., non-wetlands) in an area (“Phase II”) at our South Fort Meade mine. Uplands-only mining does not require a federal permit, the Jacksonville District Court and the plaintiffs had previously indicated that uplands mining is permissible and the Corps notified the Jacksonville District Court that it had no objection to our uplands-only mining contingency plan because no federal permit is required to mine uplands. Although we could only have mined Phase II at a reduced operating rate and the inability to mine wetlands would have resulted in less production and less efficient mining than our mining plan allowed under the Hardee County Extension Permit, this transition would have allowed us to continue to produce phosphate rock and keep our South Fort Meade workforce employed while we addressed the merits of the permit litigation.

On May 24, 2011, the plaintiffs amended their complaint to include allegations that our mining of Phase II is a significant new fact that requires the Corps to make a supplemental environmental study or assessment in connection with the Hardee County Extension Permit and that our ability to conduct uplands-only mining in Phase II is a fact that should have been considered by the Corps in initially granting the Hardee County Extension Permit.

On June 6, 2011, the plaintiffs filed a motion for a preliminary injunction against our mining of Phase II. On July 8, 2011, the Jacksonville District Court entered the Second Preliminary Injunction and we stopped mining in the Hardee County Extension. On July 14, 2011, we filed a motion requesting the Eleventh Circuit to enforce its April 8, 2011 order and vacate the Second Preliminary Injunction, on July 15, 2011 we filed a notice of appeal of the Second Preliminary Injunction and on July 19, 2011 we requested a stay (as to Phase II only) of the Second Preliminary Injunction from the Jacksonville District Court.

In fiscal 2011, the shutdown of the South Fort Meade mine resulted in costs to suspend operations and idle plant costs during the second quarter of fiscal 2011. The lower phosphate rock mining production levels also adversely affected gross margin. Because of our successful execution of mitigation measures, the indefinite closure of the South Fort Meade mine did not significantly impact our sales volumes in fiscal 2011. In addition to mining Phase I, our near-term mitigation activities have included drawing down existing phosphate rock and finished product inventories; sourcing rock from our investment in the Miski Mayo Mine; purchasing phosphate rock from third parties where reasonable; and maximizing production at our other phosphate mines.

For fiscal 2012, we believe we will be able to continue to support planned finished phosphate production levels through a continuation of our mitigation activities although the Second Preliminary Injunction could increase fiscal 2012 costs substantially, principally if we need to purchase incremental levels of phosphate rock in the second half of fiscal 2012. The degree to which we are able to successfully mitigate the effects of the Second Preliminary Injunction in the longer-term remains uncertain. Our production of concentrated phosphates from the South Fort Meade mine’s phosphate rock production is estimated to be approximately 3.2 million tonnes per year. Accordingly, an extended loss of production from the South Fort Meade mine could also potentially adversely impact production at our phosphate concentrates plants and our sales volumes, lead to further layoffs of employees, and result in the indefinite closure of at least one of our phosphate concentrates plants. This could further significantly affect our future results of operations, reduce our future cash flows from operations, and, in the longer term, conceivably adversely affect our liquidity and capital resources.

In addition to adverse effects on us, our employees, customers and suppliers, and the state and local economies, we believe the possibility of an extended loss of production from the South Fort Meade mine has been one of several factors causing supply uncertainty in global fertilizer markets. An extended loss of production from the mine would also ultimately cause a dramatic reduction in annual U.S. phosphate rock production.

We believe that the plaintiffs’ claims in this case are without merit and that the Second Preliminary Injunction is not supported by the facts or the law. We intend to vigorously defend the Corps’ issuance of the Hardee County Extension Permit and our right to engage in uplands-only mining without a federal permit, including seeking a stay of the Second Preliminary Injunction. However, if the plaintiffs were to prevail in this case, obtaining new or modified permits could significantly delay the mining of the Hardee County Extension and could result in more onerous mining conditions.

Central Florida Phosphate District Area-Wide Impact Statement. In fiscal 2011, we received official confirmation from the Corps that it plans to conduct an area-wide environmental impact statement for the central Florida phosphate district. Although we do not currently expect its outcome to materially influence the conditions of future federal wetlands permits for our mining in central Florida, a protracted timeline for this process could delay our other future permitting efforts.

Local Community Participation. In addition, in Florida, local community participation has become an increasingly important factor in the permitting process for mining companies, and various local counties and other parties in Florida have in the past and continue to file lawsuits challenging the issuance of some of the permits we require. These actions can significantly delay permit issuance.

Water Quality Regulations for Nutrient Discharges in Florida. On December 6, 2010, the U.S. Environmental Protection Agency (“EPA”) adopted numeric water quality standards (the “NNC Rule”) for the discharge of nitrogen and/or phosphorus into Florida lakes and streams. The NNC Rule sets criteria for such discharges that would require drastic reductions in the levels of nutrients allowed in Florida lakes and streams, and would require us and others to significantly limit discharges of these nutrients in Florida by March 2012.

Accordingly, we and others have brought lawsuits in the United States District Court for the Northern District of Florida, challenging the NNC Rule on the bases, among others, that the criteria set by the EPA do not comport with the requirements of the Federal Water Pollution Control Act or the Administrative Procedure Act, and seeking a declaration that the NNC Rule is arbitrary, capricious, an abuse of discretion and not in accordance with law, vacating the NNC Rule, and remanding it for further rulemaking proceedings consistent with applicable law.

The NNC Rule includes regulatory relief mechanisms, as well as a provision for site-specific alternative criteria which, if approved by the EPA, allow for deviations from the water quality standard that is otherwise applicable under the NNC Rule. We intend to explore the use of site-specific alternative criteria; however, we cannot predict whether we will be able to identify and obtain EPA approval of site-specific alternative criteria or whether any such approved criteria would significantly mitigate the adverse effects on us of the NNC Rule. Absent success in our lawsuit challenging the NNC Rule or in identifying and obtaining EPA approval of site-specific alternative criteria that would significantly mitigate the NNC Rule’s adverse effects, we expect that compliance with the requirements of the NNC Rule would adversely affect our Florida Phosphate operations, require significant capital expenditures and substantially increase our annual operating expenses.

Reclamation Obligations. During our phosphate mining operations, we remove overburden in order to retrieve phosphate rock reserves. Once we have finished mining in an area, we return overburden and sand tailings and reclaim the area in accordance with approved reclamation plans and applicable laws. We have incurred and will continue to incur significant costs to fulfill our reclamation obligations.

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

In connection with the closure plans for potash facilities discussed above, we obtained approval to post financial assurance in the amount of approximately CAD $1.5 million (equivalent to approximately USD $1.5 million at May 31, 2011), an amount which is intended to grow by the estimated time of closure in approximately 70 to 100 years to an amount that would fully fund the closure liability. The government is now proposing that industry increase the amount to as much as 30% of the full cost of closure. We do not believe that compliance with any such additional funding requirement, if adopted by the government, would have a material effect on our results of operations, liquidity or capital resources in the foreseeable future.

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

•

EPA Regulations. In December 2009, the EPA finalized its previously proposed Endangerment Finding under the Clean Air Act that motor vehicles are sources of greenhouse gases that are reasonably anticipated to endanger public health and welfare. Subsequently, on May 13, 2010, the EPA issued its final Prevention of Significant Deterioration (“PSD”) and Title V Greenhouse Gas Tailoring Rule (the “Tailoring Rule”). Under the Tailoring Rule, (i) beginning in January 2011, sources that are currently subject to the PSD requirements that undergo modifications that increase their greenhouse gas emissions by 75,000 short tons per year will be subject to PSD permitting requirements for greenhouse gas emissions and (ii) beginning in July 2011, new projects that are not otherwise subject to the PSD requirements will become subject to PSD requirements if they emit greenhouse gas emissions of more than 100,000 short tons per year. We do not believe the Tailoring Rule will have a material effect on our results of operations, liquidity or capital resources.

The EPA has also enacted a greenhouse gas reporting rule that requires us to report certain aspects of our greenhouse gas emissions. Compliance with this rule does not have a material effect on our results of operations, liquidity or capital resources.

•

Congressional Legislation. In past sessions of Congress, the U.S. House of Representatives passed legislation that would have established a comprehensive program to reduce greenhouse gas emissions. This legislation would have mandated increased use of renewable energy sources, increased energy efficiency, and an economy-wide emission cap and trade program. Many other bills have been more recently introduced both in the U.S. House of Representatives and the U.S. Senate. We cannot predict when or whether legislation will be enacted, or what the final requirements might be.

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

Remedial Activities

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as CERCLA or the Superfund law, and state analogues, impose liability, without regard to fault or to the legality of a party’s conduct, on certain categories of persons who have disposed of “hazardous substances” at a third-party location. Under Superfund, or its various state analogues, one party may be responsible for the entire site, regardless of fault or the locality of its disposal activity. We have contingent environmental remedial liabilities that arise principally from three sources which are further discussed below: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites where we have disposed of hazardous materials. Taking into consideration established accruals for environmental remedial matters of approximately $41.7 million as of May 31, 2011, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites.

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

Additional Information

For additional information about phosphate mine permitting in Florida, our environmental liabilities, the environmental proceedings in which we are involved, our asset retirement obligations related to environmental matters, and our related accounting policies, see Environmental Liabilities and Asset Retirement Obligations under Critical Accounting Estimates above and Notes 3, 15, and 22 of our Notes to Consolidated Financial Statements.

Contingencies

Information regarding contingencies in Note 22 of our Notes to Consolidated Financial Statements is incorporated herein by reference.

Related Parties

Information regarding related party transactions is set forth in Note 23 of our Notes to Consolidated Financial Statements and is incorporated herein by reference.

Recently Issued Accounting Guidance

Recently issued accounting guidance is set forth in Note 5 of our Notes to Consolidated Financial Statements and is incorporated herein by reference.

Forward-Looking Statements

Cautionary Statement Regarding Forward Looking Information

All statements, other than statements of historical fact, appearing in this report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, among other things, statements about our expectations, beliefs, intentions or strategies for the future, including statements about the Cargill Transaction and its nature, impact and benefits, statements concerning our future operations, financial condition and prospects, statements regarding our expectations for capital expenditures, statements concerning our level of indebtedness and other information, and any statements of assumptions regarding any of the foregoing. In particular, forward-looking statements may include words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “potential,” “predict,” “project” or “should.” These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this filing.

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

•

further developments in the lawsuit involving the federal wetlands permit for the Hardee County Extension or another lawsuit relating to permits we need for our operations, including orders, rulings, injunctions or other actions by the court or actions by the plaintiffs, the Corps or others in relation to the lawsuit, and any actions the Company may identify and implement in an effort to mitigate the effects of the lawsuit;

•	other difficulties or delays in receiving, or increased costs of obtaining or satisfying conditions of, required governmental and regulatory approvals including permitting activities;

•

further developments in the lawsuit involving the tolling agreement at the Company’s Esterhazy, Saskatchewan, potash mine, including settlement or orders, rulings, injunctions or other actions by the court, the plaintiff or others in relation to the lawsuit;

•

changes in the environmental and other governmental regulation that applies to our operations, including the possibility of further federal or state legislation or regulatory action affecting greenhouse gas emissions or of restrictions or liabilities related to elevated levels of naturally-occurring radiation that arise from disturbing the ground in the course of mining activities;

•

the potential costs and effects of implementation of the U.S Environmental Protection Agency’s numeric water quality standards for the discharge of nitrogen and/or phosphorus into Florida lakes and streams;

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

•

actual costs of various items differing from management’s current estimates, including, among others, asset retirement, environmental remediation, reclamation or other environmental obligations, or Canadian resource taxes and royalties;

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

•

the adequacy of our property, business interruption and casualty insurance policies to cover potential hazards and risks incident to our business, and our willingness and ability to maintain current levels of insurance coverage as a result of market conditions, our loss experience and other factors;

•	restrictions on our ability to execute certain actions and potential liabilities imposed on us by the agreements relating to the Cargill Transaction; and

•	other risk factors reported from time to time in our Securities and Exchange Commission reports.

Material uncertainties and other factors known to us are discussed in Item 1A, “Risk Factors,” of our annual report on Form 10-K for the fiscal year ended May 31, 2011 and incorporated by reference herein as if fully stated herein.

We base our forward-looking statements on information currently available to us, and we undertake no obligation to update or revise any of these statements, whether as a result of changes in underlying factors, new information, future events or other developments.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

The Mosaic Company:

We have audited the accompanying consolidated balance sheets of The Mosaic Company and subsidiaries as of May 31, 2011 and 2010, and the related consolidated statements of earnings, equity, and cash flows for each of the years in the three-year period ended May 31, 2011. In connection with our audits of the consolidated financial statements, we have also audited financial statement Schedule II—Valuation and Qualifying Accounts. We also have audited The Mosaic Company’s internal control over financial reporting as of May 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Mosaic Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on The Mosaic Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Mosaic Company and subsidiaries as of May 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2011, in conformity with U.S. generally accepted accounting principles. In our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth there in. Also in our opinion, The Mosaic Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Minneapolis, Minnesota

July 19, 2011

Consolidated Statements of Earnings

In millions, except per share amounts

	Years Ended May 31,
	2011	2010	2009
Net sales	$9,937.8	$6,759.1	$10,298.0
Cost of goods sold	6,816.0	5,065.8	7,148.1
Lower of cost or market write-down	-	-	383.2

Gross margin	3,121.8	1,693.3	2,766.7
Selling, general and administrative expenses	372.5	360.3	321.4
Other operating expenses	85.1	62.2	44.4

Operating earnings	2,664.2	1,270.8	2,400.9
Interest expense, net	5.1	49.6	43.3
Foreign currency transaction loss	(56.3)	(32.4)	(131.8)
Gain on sale of equity investment	685.6	-	673.4
Other income (expense)	(17.1)	0.9	6.5

Earnings from consolidated companies before income taxes	3,271.3	1,189.7	2,905.7
Provision for income taxes	752.8	347.3	649.3

Earnings from consolidated companies	2,518.5	842.4	2,256.4
Equity in net earnings (loss) of nonconsolidated companies	(5.0)	(10.9)	100.1

Net earnings including non-controlling interests	2,513.5	831.5	2,356.5
Less: Net earnings (loss) attributable to non-controlling interests	(1.1)	4.4	6.3

Net earnings attributable to Mosaic	$2,514.6	$827.1	$2,350.2

Basic net earnings per share attributable to Mosaic	$5.64	$1.86	$5.29

Basic weighted average number of shares outstanding	446.0	445.1	444.3

Diluted net earnings per share attributable to Mosaic	$5.62	$1.85	$5.27

Diluted weighted average number of shares outstanding	447.5	446.6	446.2

See Accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheets

In millions, except per share amounts

	May 31,
	2011	2010
Assets
Current assets:
Cash and cash equivalents	$3,906.4	$2,523.0
Receivables, net	926.0	614.8
Inventories	1,266.4	1,002.3
Deferred income taxes	277.8	115.7
Assets and investments held for sale	-	399.6
Other current assets	308.3	319.4

Total current assets	6,684.9	4,974.8
Property, plant and equipment, net	6,635.9	5,465.6
Investments in nonconsolidated companies	434.3	54.7
Goodwill	1,829.8	1,763.2
Deferred income taxes	6.5	305.9
Other assets	195.5	143.5

Total assets	$15,786.9	$12,707.7

Liabilities and Equity
Current liabilities:
Short-term debt	$23.6	$83.1
Current maturities of long-term debt	48.0	15.2
Accounts payable	941.1	566.7
Accrued liabilities	843.6	605.5
Deferred income taxes	72.2	33.4

Total current liabilities	1,928.5	1,303.9
Long-term debt, less current maturities	761.3	1,245.6
Deferred income taxes	580.1	501.7
Other noncurrent liabilities	855.1	908.1
Equity:
Preferred stock, $0.01 par value, 15,000,000 shares authorized, none issued and outstanding as of May 31, 2011 and 2010	-	-
Class A common stock, $0.01 par value, 275,000,000 shares authorized as of May 31, 2011, 57,768,374 and 0 shares issued and outstanding as of May 31, 2011 and 2010, respectively	0.6	-
Class B common stock, $0.01 par value, 200,000,000 shares authorized, 112,991,398 and 0 shares issued and outstanding as of May 31, 2011 and 2010, respectively	1.1	-
Common stock, $0.01 par value, 1,000,000,000 shares authorized as of May 31, 2011, 700,000,000 shares authorized as of May 31, 2010, 287,851,416 shares issued and 275,812,954 shares outstanding as of May 31, 2011, 445,439,994 shares issued and outstanding as of May 31, 2010	2.8	4.5
Capital in excess of par value	2,596.3	2,523.0
Retained earnings	8,330.6	5,905.3
Accumulated other comprehensive income	710.2	289.4

Total Mosaic stockholders’ equity	11,641.6	8,722.2
Non-controlling interests	20.3	26.2

Total equity	11,661.9	8,748.4

Total liabilities and equity	$15,786.9	$12,707.7

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

In millions, except per share amounts

	Years Ended May 31,
	2011	2010	2009
Cash Flows from Operating Activities
Net earnings including non-controlling interests	$2,513.5	$831.5	$2,356.5
Adjustments to reconcile net earnings including non-controlling interests to net cash provided by operating activities:
Depreciation, depletion and amortization	447.4	445.0	360.5
Lower of cost or market write-down	-	-	383.2
Deferred income taxes	196.6	51.1	(138.9)
Equity in net loss (earnings) of nonconsolidated companies, net of dividends	8.2	12.8	(68.4)
Accretion expense for asset retirement obligations	31.6	29.6	34.4
Stock-based compensation expense	21.1	23.5	22.5
Unrealized loss (gain) on derivatives	(21.0)	(103.3)	166.2
Gain on sale of equity investment	(685.6)	-	(673.4)
Proceeds from Saskferco note receivable	-	-	51.1
Excess tax benefits related to stock option exercises	(13.4)	(3.3)	(6.5)
Other	36.9	1.8	0.8
Changes in assets and liabilities:
Receivables, net	(297.3)	(38.3)	335.5
Inventories, net	(244.7)	92.0	(178.7)
Other current assets and noncurrent assets	23.7	278.0	(480.3)
Accounts payable	240.1	156.8	(686.8)
Accrued liabilities and income taxes	229.6	(387.2)	(44.4)
Other noncurrent liabilities	(60.0)	(34.0)	(190.7)

Net cash provided by operating activities	2,426.7	1,356.0	1,242.6
Cash Flows from Investing Activities
Capital expenditures	(1,263.2)	(910.6)	(781.1)
Proceeds from sale of equity investment	1,030.0	-	745.7
Proceeds from sale of businesses	56.4	17.6	-
Restricted cash	(13.7)	22.8	(29.7)
Investments in nonconsolidated companies	(385.3)	-	(17.3)
Other	3.7	3.9	0.8

Net cash (used in) investing activities	(572.1)	(866.3)	(81.6)
Cash Flows from Financing Activities
Payments of short-term debt	(381.3)	(334.2)	(401.4)
Proceeds from issuance of short-term debt	321.8	324.6	366.7
Payments of long-term debt	(470.2)	(43.7)	(108.8)
Proceeds from issuance of long-term debt	17.6	2.1	0.1
Payment of tender premium on debt	(16.1)	(5.7)	-
Proceeds from stock options exercised	20.3	12.5	4.6
Excess tax benefits related to stock option exercises	13.4	3.3	6.5
Cash dividends paid	(89.3)	(668.0)	(88.9)
Other	(1.2)	(1.5)	(3.7)

Net cash (used in) financing activities	(585.0)	(710.6)	(224.9)
Effect of exchange rate changes on cash	113.8	40.7	(193.6)

Net change in cash and cash equivalents	1,383.4	(180.2)	742.5
Cash and cash equivalents—beginning of period	2,523.0	2,703.2	1,960.7

Cash and cash equivalents—end of period	$3,906.4	$2,523.0	$2,703.2

See Accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders’ Equity

In millions, except per share amounts

	Shares	Mosaic Shareholders
		Dollars
	Common Stock(a)	Common Stock (a)	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interests	Total Equity
Balance as of May 31, 2008	443.9	$4.4	$2,450.8	$3,485.4	$790.6	$23.4	$6,754.6
Adoption of ASC 715 measurement date, net of tax of $0.2	-	-	-	(0.5)	-	-	(0.5)

Beginning balance, as adjusted	443.9	4.4	2,450.8	3,484.9	790.6	23.4	6,754.1
Net earnings including non-controlling interest	-	-	-	2,350.2	-	6.3	2,356.5
Foreign currency translation adjustment, net of tax of $13.3	-	-	-	-	(480.0)	(3.8)	(483.8)
Net actuarial loss, net of tax of $31.2	-	-	-	-	(52.0)	-	(52.0)

Comprehensive income						2.5	1,820.7
Stock option exercises	0.6	-	4.6	-	-	-	4.6
Amortization of share based compensation	-	-	22.5	-	-	-	22.5
Distributions to Cargill, Inc.			(0.6)			-	(0.6)
Dividends ($0.20 per share)	-	-	-	(88.9)	-	-	(88.9)
Dividends for non-controlling interests						(3.7)	(3.7)
Tax benefits related to stock option exercises	-	-	6.5	-	-	-	6.5

Balance as of May 31, 2009	444.5	4.4	2,483.8	5,746.2	258.6	22.2	8,515.2
Net earnings including non-controlling interest	-	-	-	827.1	-	4.4	831.5
Foreign currency translation adjustment, net of tax of $41.3	-	-	-	-	97.1	1.1	98.2
Net actuarial loss and prior service cost, net of tax of $34.0 million	-	-	-	-	(66.3)	-	(66.3)

Comprehensive income						5.5	863.4
Stock option exercises	0.9	0.1	12.4	-	-	-	12.5
Amortization of share based compensation	-	-	23.5	-	-	-	23.5
Dividends ($1.50 per share)	-	-	-	(668.0)	-	-	(668.0)
Dividends for non-controlling interests	-	-	-	-	-	(1.5)	(1.5)
Tax benefits related to stock option exercises	-	-	3.3	-	-	-	3.3

Balance as of May 31, 2010	445.4	4.5	2,523.0	5,905.3	289.4	26.2	8,748.4
Net earnings including non-controlling interest	-	-	-	2,514.6	-	(1.1)	2,513.5
Foreign currency translation adjustment, net of tax of $2.9 million	-	-	-	-	384.8	2.6	387.4
Net actuarial loss and prior service cost, net of tax of $21.7 million	-	-	-	-	36.0	-	36.0

Comprehensive income	-	-	-	-	-	1.5	2,936.9
Stock option exercises	1.2	-	20.3		-	-	20.3
Amortization of share based compensation	-	-	21.1	-	-	-	21.1
Contributions from Cargill, Inc.	-	-	18.5	-	-	-	18.5
Dividends ($0.20 per share)	-	-	-	(89.3)	-	-	(89.3)
Dividends for non-controlling interests	-	-	-	-	-	(4.8)	(4.8)
Acquisition of non-controlling interest	-	-	-	-	-	(2.6)	(2.6)
Tax benefits related to stock option exercises	-	-	13.4	-	-	-	13.4

Balance as of May 31, 2011	446.6	$4.5	$2,596.3	$8,330.6	$710.2	$20.3	$11,661.9

(a)

On May 25, 2011, we retired our outstanding common stock and recapitalized into three classes: Common Stock, Class A Common Stock and Class B Common Stock in connection with the Cargill Transaction discussed in Note 2 to our Consolidated Financial Statements. There was no change in the number or value of shares outstanding.

See Accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Tables in millions, except per share amounts

1. ORGANIZATION AND NATURE OF BUSINESS

The Mosaic Company (before or after the Cargill Transaction described in Note 2, “Mosaic”, and with its consolidated subsidiaries, “we”, “us”, “our”, or the “Company”) is the parent company of the business that was formed through the business combination (“Combination”) of IMC Global Inc. and the Cargill Crop Nutrition fertilizer businesses (“CCN”) of Cargill, Incorporated and its subsidiaries (collectively, “Cargill”) on October 22, 2004.

We produce and market concentrated phosphate and potash crop nutrients. We conduct our business through wholly and majority owned subsidiaries as well as businesses in which we own less than a majority or a non-controlling interest, including consolidated variable interest entities and investments accounted for by the equity method. We are organized into the following business segments:

Our Phosphates business segment owns and operates mines and production facilities in Florida which produce concentrated phosphate crop nutrients and phosphate-based animal feed ingredients, and processing plants in Louisiana which produce concentrated phosphate crop nutrients. In fiscal 2011, the Phosphates segment acquired a 35% economic interest in a joint venture that owns a phosphate rock mine (the “Miski Mayo Mine”) in Peru. Our Phosphates segment’s results also include our North American phosphate distribution activities and all of our international distribution activities as well as the results of Phosphate Chemicals Export Association, Inc. (“PhosChem”), a U.S. Webb-Pomerene Act association of phosphate producers that exports concentrated phosphate crop nutrient products around the world for us and PhosChem’s other member. Our share of PhosChem’s sales of dry phosphate crop nutrient products was approximately 87% for the year ended May 31, 2011.

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

Intersegment sales are eliminated within Corporate, Eliminations and Other. See Note 24 of our Notes to Consolidated Financial Statements for segment results.

2. CARGILL TRANSACTION

On May 25, 2011, we consummated the first in a series of transactions intended to result in the split-off and orderly distribution of Cargill’s approximately 64% equity interest in us through a series of public offerings (the “Cargill Transaction”). These transactions include the following:

•

A Merger (the “Merger”) between a subsidiary of GNS II (U.S.) Corp. (“GNS”) and MOS Holdings Inc. (“MOS Holdings”) that had the effect of recapitalizing our prior Common Stock into three classes: Common Stock, Class A Common Stock and Class B Common Stock. The Common Stock is substantially identical to our prior Common Stock, and all three new classes have the same economic rights as our prior Common Stock. Holders of the Common Stock and the Class A Common Stock have one vote per share on all matters on which they are entitled to vote, whereas holders of the Class B Common Stock have ten votes per share solely for the election of directors and one vote per share on all other matters on which they are entitled to vote. The Class A -Common Stock and the Class B Common Stock are subject to transfer restrictions, have conversion rights and class voting rights, and are not publicly traded. Following the Merger, our Common Stock continues to trade under the ticker symbol MOS.

•

Prior to the Merger, GNS was a wholly-owned subsidiary of the company then known as The Mosaic Company. The Merger made GNS the parent company of MOS Holdings. In connection with the Merger, the company formerly known as The Mosaic Company was renamed MOS Holdings Inc. and GNS was renamed The Mosaic Company.

•

In the Merger, a portion of our Common Stock held by Cargill was converted, on a one-for-one basis, into the right to receive Class A Common Stock and Class B Common Stock. Each other outstanding share of our prior Common Stock (including a portion of the shares of our prior Common Stock held by Cargill) was converted into the right to receive a share of our Common Stock.

•

Cargill conducted a split-off (the “Split-off”) in which it exchanged 178.3 million of our shares that it received in the Merger for shares of Cargill stock held by certain Cargill stockholders (the “Exchanging Cargill Stockholders”). Immediately after the Split-off, the Exchanging Cargill Stockholders held approximately 40% of our total outstanding shares that represented approximately 82% of the total voting power with respect to the election of our directors.

•

Cargill also exchanged the remaining 107.5 million of our shares that it received in the Merger with certain holders of Cargill debt (the “Exchanging Cargill Debt Holders”) for such Cargill debt (the “Debt Exchange”).

•

Certain of the Exchanging Cargill Stockholders (the “MAC Trusts”) and the Exchanging Cargill Debt Holders (collectively, the “Selling Stockholders”) then sold an aggregate of 115.0 million shares of our Common Stock that they received in the Split-off and the Debt Exchange in an underwritten secondary public offering (the initial “Formation Offering”).

Pursuant to a ruling from the U.S. Internal Revenue Service, the Merger, Split-off and Debt Exchange are expected to be tax-free to Cargill, Mosaic and their respective stockholders.

Cargill is required to reimburse us for $18.5 million in the aggregate of fees and expenses we incurred in connection with the matters described above and negotiation of the Cargill Transaction; such reimbursement was recorded as a capital contribution in stockholders’ equity.

We have agreed to conduct a series of additional Formation Offerings, if necessary, within 15 months after the Split-off to provide for the sale by the MAC Trusts of an additional 42.0 million of the shares of our stock that they received in the Split-off.

All other shares of our stock received by the Exchanging Cargill Stockholders and not sold in the Formation Offerings (approximately 128.8 million shares in the aggregate) are generally subject to transfer restrictions and are to be released in three equal annual installments beginning on the two and one-half year anniversary of the Split-off. We would, at the request of the MAC Trusts or at our own election, register certain of our shares for sale in a secondary offering that could occur each year after the second anniversary of the Split-off, with the first such offering occurring not earlier than twelve months after the last of the Formation Offerings and certain other primary or secondary offerings.

Following 180 days after the four-and-a-half year anniversary of the Split-off, the MAC Trusts would have two rights to request that we file a registration statement under the Securities Act of 1933, pursuant to which the MAC Trusts could sell any remaining shares they received in the Split-off.

Our agreements with Cargill and the Exchanging Cargill Stockholders also contain additional provisions relating to private and market sales under specified conditions.

We have agreed that, among other things, and subject to certain exceptions:

•

For a period ending two years after the Merger, we will not engage in certain prohibited acts (“Prohibited Acts”), unless we receive an opinion, satisfactory to Cargill, that such action will not result in the Merger, Split-off or Debt Exchange being treated as taxable transactions. Our ability to obtain such an opinion would potentially give us the flexibility to take such actions based on the then-present facts and circumstances. Receipt of any such opinion does not relieve us of our potential indemnification obligations, described below, for engaging in a Prohibited Act.

•

We will indemnify Cargill for certain taxes and tax-related losses imposed on Cargill if we engage in a Prohibited Act or in the event we are in breach of representations or warranties made in support of the tax-free nature of the Merger, Split-off and Debt Exchange, if our Prohibited Act or breach causes the Merger, Split-off and/or Debt Exchange to fail to qualify as tax-free transactions.

Generally speaking, Prohibited Acts include:

•

Entering into any agreements, understandings, arrangements or substantial negotiations pursuant to which any person would acquire, increase or have the right to acquire or increase such person’s ownership interest in us, provided that equity issuances, redemptions from the MAC Trusts and approvals of transfers within an agreed-upon “basket” of up to approximately 40.6 million shares (subject to reductions in the event of redemptions) are not Prohibited Acts.

•	Approving or recommending a third-party tender offer or exchange offer for our stock or causing or permitting any merger, reorganization, combination or consolidation of Mosaic or MOS Holdings.

•	Causing our “separate affiliated group” (as defined in the Internal Revenue Code) to fail to be engaged in the fertilizer business.

•

Reclassifying, exchanging or converting any shares of our stock into another class or series, or changing the voting rights of any shares of our stock (other than a conversion of Class B Common Stock to either Class A Common Stock or Common Stock with stockholder approval in accordance with the applicable provisions of the agreements relating to the Cargill Transaction) or declaring or paying a stock dividend in respect of our common stock.

•

Facilitating the acquisition of Mosaic’s stock by any person or coordinating group (as defined in IRS regulations) (other than Cargill and its subsidiaries), if such acquisition would result in any person or coordinating group beneficially owning 10% or more of our outstanding Common Stock.

•

Facilitating participation in management or operation of the Company (including by becoming a director) by a person or coordinating group (as defined in IRS regulations) (other than Cargill and its subsidiaries) who beneficially owns 5% or more of our outstanding Common Stock.

The Cargill Transaction resulted in no change to our total outstanding shares, the economic rights of our shares or earnings per share. In addition, these transactions did not result in any changes to our accounting policies applied to our Consolidated Financial Statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Revenue Recognition

Revenue on North American sales is recognized when the product is delivered to the customer and/or when the risks and rewards of ownership are otherwise transferred to the customer and when the price is fixed or determinable. Revenue on North American export sales is recognized upon the transfer of title to the customer and when the other revenue recognition criteria have been met, which generally occurs when product enters international waters. Revenue from sales originating outside of North America is recognized upon transfer of title to the customer based on contractual terms of each arrangement and when the other revenue recognition criteria have been met. Shipping and handling costs are included as a component of cost of goods sold.

Sales to wholesalers and retailers (but not to importers) in India were subject to a selling price cap through March 2010 and were eligible for an Indian government subsidy which reimburses importers for the difference between the market price of diammonium phosphate fertilizer (“DAP”) and the capped price. Beginning in April 2010, the Indian government changed the subsidy program so that the subsidy is a fixed amount per tonne and the selling price to the customer can fluctuate based on market conditions. We record the government subsidy along with the underlying eligible sale when the price of DAP is fixed or determinable. During fiscal 2011 and 2010, we recorded the subsidy when the underlying eligible sale was made to the farmer because payment of the subsidy was expected in cash and the price was considered fixed or determinable at that time. During the second and third quarters of fiscal 2009, because payment of the subsidy could be made in bonds and due to the turmoil in the global credit markets, we determined that the price of sales subject to the subsidy was not fixed or determinable until payment in bonds or cash had been received from the Indian government. In fiscal 2011, 2010, and 2009, sales subject to the subsidy represented 17.2%, 18.5% and 15.9% of our net sales in India and 2.7%, 3.0% and 3.5% of our consolidated net sales, respectively.

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

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing the relative impact of all the available positive and negative evidence regarding our forecasted taxable income using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carry-back years (if permitted) and the availability of tax planning strategies. A valuation allowance will be recorded in each jurisdiction in which a deferred income tax asset is recorded when it is more likely than not that the deferred income tax asset will not be realized. Effective in the first quarter of fiscal 2010, we adopted a new accounting pronouncement that amended the accounting for adjustments to deferred tax asset valuation allowances established in connection with a business combination. Accordingly, changes in deferred tax asset valuation allowances established in our Combination now impact income tax expense and not goodwill. Previously, deductions to the valuation allowances were recorded as either (i) a reduction to goodwill, if the reduction related to purchase accounting valuation allowances, or (ii) in all other cases, with a reduction to income tax expense.

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

Accounting for uncertain income tax positions is determined by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. This minimum threshold is that a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than a fifty percent likelihood of being realized upon ultimate settlement. We recognize interest and penalties within our provision for income taxes on our Consolidated Statements of Earnings.

We have not recorded U.S. deferred income taxes on certain of our non-U.S. subsidiaries’ undistributed earnings as such amounts are intended to be reinvested outside of the United States indefinitely. However, should we change our business and tax strategies in the future and decide to repatriate a portion of these earnings to one of our U.S. subsidiaries, including cash maintained by these non-U.S. subsidiaries, additional tax liabilities would be incurred. It is not practical to estimate the amount of additional U.S. tax liabilities we would incur.

Canadian Resource Taxes and Royalties

We pay Canadian resource taxes consisting of the Potash Production Tax and resource surcharge. The Potash Production Tax is a Saskatchewan provincial tax on potash production and consists of a base payment and a profits tax. The profits tax is calculated on the potash content of each tonne sold from each Saskatchewan mine, net of certain operating expenses and a depreciation allowance. We also pay a percentage of the value of resource sales from our Saskatchewan mines. In addition to the Canadian resource taxes, royalties are payable to the mineral owners with respect to potash reserves or production of potash. These resource taxes and royalties are recorded in our cost of goods sold. Our Canadian resource tax and royalty expenses were $294.2 million, $127.9 million and $415.5 million for fiscal 2011, 2010 and 2009, respectively.

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

Concentration of Credit Risk

In the U.S., we sell our products to manufacturers, distributors and retailers primarily in the Midwest and Southeast. Internationally, our phosphate and potash products are sold primarily through two North American export associations. A concentration of credit risk arises from our sales and accounts receivable associated with the international sales of potash product through Canpotex. We consider our concentration risk related to the Canpotex receivable to be mitigated by their credit policy which requires the underlying receivables to be substantially insured or secured by letters of credit. As of May 31, 2011 and 2010, $176.3 million and $135.7 million, respectively, of accounts receivable were due from Canpotex. In fiscal 2011, 2010, and 2009, sales to Canpotex were $992.9 million, $602.1 million, and $1.3 billion, respectively.

Receivables and Allowance for Doubtful Accounts

Accounts receivable are recorded at face amount less an allowance for doubtful accounts. On a regular basis, we evaluate outstanding accounts receivable and establish the allowance for doubtful accounts based on a combination of specific customer circumstances as well as credit conditions and a history of write-offs and subsequent collections.

Included in other assets are long-term accounts receivable of $27.8 million and $31.6 million as of May 31, 2011 and 2010, respectively. In accordance with our allowance for doubtful accounts policy, we have recorded allowances against these long-term accounts receivable of $17.4 million and $19.5 million, respectively.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Costs of significant assets include capitalized interest incurred during the construction and development period. Repairs and maintenance, including planned major maintenance and plan turnaround costs, are expensed when incurred.

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

Investments

Except as discussed in Note 13 of our Notes to Consolidated Financial Statements, with respect to variable interest entities, investments in the common stock of affiliated companies in which our ownership interest is 50% or less and in which we exercise significant influence over operating and financial policies are accounted for using the equity method which includes eliminating the effects of any material intercompany transactions.

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

Share-Based Compensation

We measure the cost of employees’ services received in exchange for an award of equity instruments based on grant-date fair value of the award, and recognize the cost over the period during which the employee is required to provide service in exchange for the award. Our granted awards consist of stock options that generally vest annually in equal amounts over a three-year period and have an exercise price equal to the fair market value of our common stock on the date of grant, and restricted stock units that generally cliff vest after three or four years and have a fair value equal to the market price of our stock at the date of grant. We recognize compensation expense for awards on a straight-line basis over the requisite service period.

Derivative Activities

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

4. OTHER FINANCIAL STATEMENT DATA

The following provides additional information concerning selected balance sheet accounts:

	May 31,
(in millions)	2011	2010
Receivables
Trade	$882.5	$545.3
Non-trade	47.5	78.7

	930.0	624.0
Less allowance for doubtful accounts	4.0	9.2

	$926.0	$614.8

Inventories
Raw materials	$58.6	$49.2
Work in process	284.3	295.5
Finished goods	852.9	573.4
Operating materials and supplies	70.6	84.2

	$1,266.4	$1,002.3

Other current assets
Income taxes receivable	$60.4	$91.1
Prepaid expenses	157.4	99.1
Other	90.5	129.2

	$308.3	$319.4

Accrued liabilities
Non-income taxes	$132.6	$63.6
Payroll and employee benefits	116.3	96.2
Asset retirement obligations	90.6	83.1
Customer prepayments	243.2	65.9
Other	260.9	296.7

	$843.6	$605.5

Other noncurrent liabilities
Asset retirement obligations	$482.5	$442.8
Accrued pension and postretirement benefits	117.1	204.4
Unrecognized tax benefits	84.6	81.7
Deferred revenue on out of market contracts	24.1	37.8
Other	146.8	141.4

	$855.1	$908.1

Interest expense, net was comprised of the following in fiscal 2011, 2010 and 2009:

	Years ended May 31,
(in millions)	2011	2010	2009
Interest expense	$27.6	$65.7	$90.2
Less interest income	22.5	16.1	46.9

Interest expense, net	$5.1	$49.6	$43.3

5. RECENTLY ISSUED ACCOUNTING GUIDANCE

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an accounting standard (codified in December 2009 as Accounting Standards Update (“ASU”) No. 2009-17) that revises the guidance for consolidating variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess consolidation of a variable-interest entity. Additionally, in February 2010, the FASB issued ASU No. 2010-10, “Amendments for Certain Investment Funds,” which clarified that related parties should be considered when evaluating service contracts for determining whether a decision maker or a service provider fee represents a variable interest. These standards became effective for Mosaic on June 1, 2010, adoption of which did not have a material impact on our Consolidated Financial Statements. Disclosures required by these standards are included in Note 13 of our Notes to Consolidated Financial Statements.

Pronouncements Issued But Not Yet Adopted

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a Consensus of the Emerging Issues Task Force,” that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. These amendments require companies to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable, even though such deliverables are not sold separately either by the company itself or other vendors. This guidance eliminates the requirement that all undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to items that already have been delivered. This standard will be effective for us beginning in the first quarter of fiscal year 2012. We have evaluated the requirements of this standard and do not expect it to have a material impact on our Consolidated Financial Statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,” that requires entities to disclose separately significant transfers of assets and liabilities measured at fair value between Levels 1 and 2 of the fair value hierarchy, transfers into and out of Level 3, and the reasons for those transfers. This ASU also amends the reconciliation of the beginning and ending balances of Level 3 measurements to present information about purchases, sales, issuances and settlements on a gross basis. This standard became effective for Mosaic for the fiscal year ended May 31, 2010, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for us beginning in the first quarter of fiscal 2012. As this standard impacts disclosure requirements only, the adoption of this additional guidance is not expected to have a material impact on our Consolidated Financial Statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” which is intended to create consistency between U.S. GAAP and International Financial Reporting Standards (“IFRS”).

The amendments include clarification on the application of certain existing fair value measurement guidance and expanded disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This standard will be effective for our fiscal quarter beginning March 1, 2012. We are currently evaluating the requirements of this standard, but would not expect it to have a material impact on our Consolidated Financial Statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” which requires comprehensive income to be reported in either a single statement or in two consecutive statements reporting net income and other comprehensive income. The amendment does not change what items are reported in other comprehensive income or the U.S. GAAP requirement to report reclassification of items from other comprehensive income to net income. This standard will be effective for our fiscal quarter beginning June 1, 2012 with retrospective application required. As this standard impacts presentation requirements only, the adoption of this guidance is not expected to have a material impact on our Consolidated Financial Statements.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	May 31,
(in millions)	2011	2010
Land	$176.4	$165.1
Mineral properties and rights	2,861.0	2,592.8
Buildings and leasehold improvements	1,083.8	861.6
Machinery and equipment	4,266.1	3,598.3
Construction in-progress	1,224.4	790.7

	9,611.7	8,008.5
Less: accumulated depreciation and depletion	2,975.8	2,542.9

	$6,635.9	$5,465.6

Depreciation and depletion expense was $447.4 million, $445.0 million and $360.5 million for fiscal 2011, 2010 and 2009, respectively. Capitalized interest on major construction projects was $57.1 million, $37.3 million and $14.7 million in fiscal 2011, 2010 and 2009, respectively.

7. EARNINGS PER SHARE

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

The following is a reconciliation of the numerator and denominator for the basic and diluted EPS computations:

	Years ended May 31,
(in millions)	2011	2010	2009
Net earnings attributable to Mosaic	$2,514.6	$827.1	$2,350.2

Basic weighted average common shares outstanding	446.0	445.1	444.3
Common stock issuable upon vesting of restricted stock awards	0.4	0.3	0.5
Common stock equivalents	1.1	1.2	1.4

Diluted weighted average common shares outstanding	447.5	446.6	446.2

Basic net Earnings per share attributable to Mosaic	$5.64	$1.86	$5.29
Diluted net Earnings per share attributable to Mosaic	$5.62	$1.85	$5.27

A total of 0.4 million shares of common stock subject to issuance for exercise of stock options for fiscal 2011 and 2010 have been excluded from the calculation of diluted EPS because the option exercise price was greater than the average market price of our common stock during the period, and therefore, the effect would be anti-dilutive.

8. ACCUMULATED OTHER COMPREHENSIVE INCOME

Components of accumulated other comprehensive income are as follows:

(in millions)	Balance May 31, 2008	2009 Change	Balance May 31, 2009	2010 Change	Balance May 31, 2010	2011 Change	Balance May 31, 2011
Cumulative foreign currency translation adjustment, net of tax of $55.5 million in 2011	$766.8	$(480.0)	$286.8	$97.1	$383.9	$384.8	$768.7
Net actuarial gain (loss) and prior service cost, net of tax of $26.9 million in 2011	23.8	(52.0)	(28.2)	(66.3)	(94.5)	36.0	(58.5)

Accumulated other comprehensive income	$790.6	$(532.0)	$258.6	$30.8	$289.4	$420.8	$710.2

9. CASH FLOW INFORMATION

Supplemental disclosures of cash paid for interest and income taxes and non-cash investing and financing information is as follows:

	Years Ended May 31,
(in millions)	2011	2010	2009
Cash paid during the period for:
Interest	$100.2	$97.3	$105.3
Less amount capitalized	57.1	37.3	14.7

Cash interest, net	$43.1	$60.0	$90.6

Income taxes	$535.2	$488.5	$915.0

Acquiring or constructing property, plant and equipment by incurring a liability does not result in a cash outflow for us until the liability is paid. In the period the liability is incurred, the change in operating accounts payable on the Consolidated Statements of Cash Flows is reduced by such amount. In the period the liability is paid, the amount is reflected as a cash outflow from investing activities. The applicable net change in operating accounts payable that was classified to investing activities on the Consolidated Statements of Cash Flows was $100.1 million, $67.2 million, and $50.0 million for fiscal 2011, 2010 and 2009 respectively.

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

On July 7, 2010, we acquired a 35% economic interest in a joint venture, MVM Resources International B.V. (“MVM Resources”) for $385 million. MVM Resources has a direct interest in 99.88% of Compañia Minera Miski Mayo S.R.L. which owns the Miski Mayo Mine. We also entered into a commercial offtake supply agreement to purchase phosphate rock from the Miski Mayo Mine in a volume proportional to our economic interest in the joint venture.

A summary of our equity-method investments, which were in operation as of May 31, 2011, is as follows:

Entity	Economic Interest
Gulf Sulphur Services LTD., LLLP	50.0%
River Bend Ag, LLC	50.0%
IFC S.A.	45.0%
Yunnan Three Circles Sinochem Cargill Fertilizers Co. Ltd.	35.0%
MVM Resources International B.V.	35.0%
Canpotex Limited	37.1%

The summarized financial information shown below includes all non-consolidated companies carried on the equity method.

	May 31,
(in millions)	2011	2010	2009
Net sales	$4,061.7	$3,617.5	$5,775.6
Net earnings (loss)	0.5	(17.0)	263.7
Mosaic’s share of equity in net earnings (loss)	(5.0)	(10.9)	100.1
Total assets	1,690.6	2,290.9	2,612.5
Total liabilities	1,022.5	1,580.0	1,925.6
Mosaic’s share of equity in net assets	247.2	259.6	247.0

The difference between our share of equity in net assets as shown in the above table and the investment in non-consolidated companies as shown on the Consolidated Balance Sheets is due to an excess amount paid over the book value of the Miski Mayo Mine. The excess relates to phosphate rock reserves adjusted to fair value in relation to the Miski Mayo Mine. The excess amount is amortized over the estimated life of the phosphate rock reserve and is net of related deferred income taxes.

We had a 20.1% minority stake in Vale Fertilizantes S.A. (formerly Fosfertil S.A. or “Fosfertil”), a phosphate crop nutrient producer in Brazil. On September 29, 2010, we sold this asset and received gross proceeds of $1.0 billion which resulted in a pre-tax gain of $685.6 million. The tax impact of this transaction was $126.1 million and was included in our provision for income taxes as of May 31, 2011. These assets were included in our Consolidated Balance Sheets as of May 31, 2010 as assets and investments held for sale and were part of our Phosphates segment.

We had a 50% interest in Saskferco Products Limited Partnership (the “Partnership”). On October 1, 2008, the Partnership and its partners sold their interests in the Partnership’s wholly-owned subsidiary Saskferco Products ULC, a Saskatchewan, Canada-based producer of nitrogen crop nutrients and feed ingredient products, for gross proceeds of $1.5 billion, of which we received half. The sale resulted in a pre-tax gain of $673.4 million in fiscal 2009.

11. GOODWILL

The changes in the carrying amount of goodwill, by reporting unit, for the years ended May 31, 2011 and 2010, are as follows:

(in millions)	Phosphates	Potash	Total
Balance as of May 31, 2009	$537.2	$1,196.9	$1,734.1
Foreign currency translation	-	29.1	29.1

Balance as of May 31, 2010	537.2	1,226.0	1,763.2
Foreign currency translation	-	69.1	69.1
Write off related to sale of business	(2.5)	-	(2.5)

Balance as of May 31, 2011	$534.7	$1,295.1	$1,829.8

As of May 31, 2011, $189.6 million of goodwill was tax deductible.

12. FINANCING ARRANGEMENTS

Mosaic Credit Facility

On April 26, 2011, we entered into a new unsecured five-year revolving credit facility of up to $750 million (the “Mosaic Credit Facility”) which is intended to serve as our primary senior unsecured bank credit facility to meet the combined liquidity needs of all of our business segments. The Mosaic Credit Facility replaced our prior unsecured credit facility entered into on July 29, 2009, consisting of a revolving facility of up to $500 million (the “Prior Credit Facility”) which was terminated contemporaneously with our entry into the Mosaic Credit Facility. Letters of credit outstanding under the Prior Credit Facility in the amount of approximately $21.8 million became letters of credit under the Mosaic Credit Facility. The maturity date of the Mosaic Credit Facility is April 26, 2016.

We entered into the Mosaic Credit Facility to avoid any potential conflict with the terms of the Prior Credit Facility in connection with the consummation of the Cargill Transaction, to reduce interest rates and unused commitment fees, and improve other terms compared to the Prior Credit Facility. Mosaic and MOS Holdings are co-borrowers under the facility.

The obligations under the Mosaic Credit Facility are guaranteed by several of the Company’s subsidiaries. The guarantor subsidiaries own and operate our domestic distribution activities, domestic phosphate rock mines and concentrated phosphates production facilities and Carlsbad, New Mexico, potash mine, as well as our potash mines at Belle Plaine and Colonsay, Saskatchewan, Canada. The Mosaic Credit Facility has cross-default provisions that, in general, provide that a failure to pay principal or interest under any one item of other indebtedness in excess of $50 million or $75 million for multiple items of other indebtedness, or breach or default under such indebtedness that permits the holders thereof to accelerate the maturity thereof, will result in a cross-default.

The Mosaic Credit Facility requires Mosaic to maintain certain financial ratios, including a maximum ratio of Total Debt to EBITDA (as defined) of 3.0 to 1.0 as well as a minimum Interest Coverage Ratio (as defined) of not less than 3.5 to 1.0.

The Mosaic Credit Facility also contains other events of default and covenants that limit various matters. These events of default include limitations on indebtedness, liens, investments and acquisitions (other than capital expenditures), certain mergers, certain asset sales of the borrowers and the guarantors and other matters customary for credit facilities of this nature.

Senior Notes

The indenture relating to the 7-5/8% senior notes due 2016 (the “Senior Notes”) and certain indentures relating to indebtedness of Mosaic Global Holdings Inc. include restrictive covenants limiting liens, sale and leaseback transactions and mergers, consolidations and sales of substantially all assets as well as events of default. The obligations under the Senior Notes are guaranteed by substantially all of Mosaic’s domestic operating subsidiaries, Mosaic’s subsidiaries that own and operate the Company’s potash mines at Belle Plaine and Colonsay, Saskatchewan, Canada, and intermediate holding companies through which Mosaic owns the guarantors. The Senior Notes are redeemable beginning in December 2011 at $103.81 per $100.00 principal amount of the notes to be redeemed plus accrued but unpaid interest to the date of redemption.

On January 13, 2011, we redeemed the remaining $455.4 million aggregate principal amount of our 7-3/8% senior notes due December 2014. A pre-tax charge of approximately $19 million was recorded in other expense, primarily related to the call premium and the write-off of unamortized fees. These notes were included in long-term debt as of May 31, 2010.

Short-Term Debt

Short-term debt consists of the revolving credit facility under the Mosaic Credit Facility, under which there were no borrowings as of May 31, 2011, and various other short-term borrowings related to our international distribution activities. These short-term borrowings outstanding were $23.6 million as of May 31, 2011, and bear interest at rates between 1.41% and 6.0% and mature at various dates.

We had no outstanding borrowings under the Mosaic Credit Facility as of May 31, 2011 or under the Prior Credit Facility as of May 31, 2010. We had outstanding letters of credit that utilized a portion of the amount available for revolving loans or swingline loans under the Mosaic Credit Facility or the Prior Credit Facility of $22.0 million and $25.1 million as of May 31, 2011 and 2010, respectively. The net available borrowings for revolving loans or swingline loans under the Mosaic Credit Facility or the Prior Credit Facility as of May 31, 2011 and 2010 were approximately $728.0 million and $474.9 million, respectively. Unused commitment fees under the Mosaic Credit Facility and the Prior Credit Facility accrue at an annual rate of 0.225% and 0.50%, respectively. Unused commitment fees of $2.3 million were expensed during each of the twelve months ended May 31, 2011 and 2010, respectively.

We had additional outstanding letters of credit of $2.0 million as of May 31, 2011.

Long-Term Debt, including Current Maturities

Long-term debt primarily consists of term loans, industrial revenue bonds, secured notes, unsecured notes, and unsecured debentures. Long-term debt as of May 31, 2011 and 2010, respectively, consisted of the following:

(in millions)	May 31, 2011 Stated Interest Rate	May 31, 2011 Effective Interest Rate	Maturity Date	May 31, 2011 Stated Value	Combination Fair Market Value Adjustment	May 31, 2011 Carrying Value	May 31, 2010 Stated Value	Combination Fair Market Value Adjustment	May 31, 2010 Carrying Value
Industrial revenue and recovery zone bonds	1.525% - 7.7%	5.27%	2022-2040	$44.7	$1.0	$45.7	$27.1	$1.1	$28.2
Unsecured notes	7.375% - 7.625%	7.59%	2014-2016	469.4	0.7	470.1	924.8	1.6	926.4
Unsecured debentures	7.3% - 9.45%	7.15%	2011-2028	254.6	4.2	258.8	254.7	4.6	259.3
Capital leases and other	6.2% - 9.93%	7.11%	2012-2014	34.7	-	34.7	46.9	-	46.9

Total long-term debt				803.4	5.9	809.3	1,253.5	7.3	1,260.8
Less current portion				47.4	0.6	48.0	14.4	0.8	15.2

Total long-term debt, less current maturities				$756.0	$5.3	$761.3	$1,239.1	$6.5	$1,245.6

As more fully discussed above, the Mosaic Credit Facility requires us to maintain certain financial ratios, including a maximum ratio of Total Debt to EBITDA and a minimum Interest Coverage Ratio. We were not aware of any noncompliance with the provisions of the financial covenants in the Mosaic Credit Facility and the Prior Credit Facility as of May 31, 2011 and 2010, respectively.

Scheduled maturities of long-term debt are as follows for the periods ending May 31:

(in millions)
2012	$48.0
2013	1.1
2014	1.1
2015	0.8
2016	1.5
Thereafter	756.8

Total	$809.3

13. VARIABLE INTEREST ENTITIES

Mosaic is the primary beneficiary of and consolidates two variable interest entities (“VIE’s”) within our Phosphates segment: PhosChem and South Fort Meade Partnership, L.P. (“SFMP”). We determine whether we are the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the purpose and design of the VIE, the risks that the VIE were designed to create and pass along to other entities, the activities of the VIE that could be directed and which entity could direct them, and the expected relative impact of those activities on the economic performance of the VIE. We assess our VIE determination with respect to an entity on an ongoing basis. We have not identified any additional VIEs in which we hold a significant interest.

PhosChem is an export association of United States phosphate producers that markets our phosphate products internationally. We, along with the other member, are, subject to certain conditions and exceptions, contractually obligated to reimburse PhosChem for our respective pro rata share of any operating expenses or other liabilities. PhosChem had net sales of $2.3 billion, $1.6 billion and $2.7 billion for the years ended May 31, 2011, 2010 and 2009, respectively, which are included in our consolidated net sales. PhosChem currently funds its operations through ongoing sales receipts.

We determined that, because we are PhosChem’s exclusive export agent for the marketing, solicitation of orders and freighting of dry phosphatic materials, we have the power to direct the activities that most significantly impact PhosChem’s economic performance. Because Mosaic accounts for the majority of sales volume marketed through PhosChem, we have the obligation to absorb losses or right to receive benefits that could be significant to PhosChem.

SFMP owns the mineable acres at our South Fort Meade phosphate mine. We have a long-term mineral lease with SFMP which, in general, expires on the earlier of: (i) December 31, 2025, or (ii) the date that we have completed mining and reclamation obligations associated with the leased property. In addition to lease payments, we pay SFMP a royalty on each tonne mined and shipped from the areas that we lease. SFMP had no external sales in fiscal 2011, 2010 and 2009. SFMP previously funded its operations in part through a fixed rate Senior Secured Note which was repaid on December 15, 2010. As of May 31, 2010, the note had a balance of $6.7 million and was included in current maturities of long-term debt in our Consolidated Balance Sheets.

We determined that, because we control the day-to-day mining decisions and are responsible for obtaining mining permits, we have the power to direct the activities that most significantly impact SFMP’s economic performance. Because of our guaranteed rental and royalty payments to the partnership, we have the obligation to absorb losses or right to receive benefits that could potentially be significant to SFMP.

No additional financial or other support has been provided to these VIE’s beyond what was previously contractually required during any periods presented. The carrying amounts and classification of assets and liabilities included in our Consolidated Balance Sheets for these consolidated entities are as follows:

(in millions)	May 31, 2011	May 31, 2010
Current assets	$230.0	$161.7
Non current assets	$50.7	$52.0

Total assets	$280.7	$213.7

Current liabilities	$63.0	$35.0
Non current liabilities	-	-

Total iabilities	$63.0	$35.0

14. INCOME TAXES

The provision for income taxes for the years ended May 31 consisted of the following:

(in millions)	2011	2010	2009
Current:
Federal	$134.9	$85.2	$175.6
State	52.0	15.8	50.8
Non-U.S.	380.1	194.5	570.2

Total Current	567.0	295.5	796.6
Deferred:
Federal	99.2	(6.4)	(138.3)
State	7.0	6.9	7.8
Non-U.S.	79.6	51.3	(16.8)

Total Deferred	185.8	51.8	(147.3)

Provision for income taxes	$752.8	$347.3	$649.3

The components of earnings from consolidated companies before income taxes, and the effects of significant adjustments to tax computed at the federal statutory rate, were as follows:

(in millions)	2011		2010		2009
United States earnings	$1,477.5		$598.1		$1,192.5
Non-U.S. earnings	1,793.8		591.6		1,713.2

Earnings from consolidated companies before income taxes	$3,271.3		$1,189.7		$2,905.7

Computed tax at the federal statutory rate of 35%	35.0%		35.0%		35.0%
State and local income taxes, net of federal income tax benefit	1.3%		1.3%		1.4%
Percentage depletion in excess of basis	(4.5%	)	(10.5%	)	(6.6%	)
Non-U.S. income and withholding taxes	(7.5%	)	(1.1%	)	(10.5%	)
Change in valuation allowance	0.5%		4.5%		3.6%
Other items (none in excess of 5% of computed tax)	(1.8%	)	0.0%		(0.6%	)

Effective tax rate	23.0%		29.2%		22.3%

The fiscal 2011 effective tax rate reflects a $126.1 million expense related to the sale of our investment in Fosfertil, and our Cubatao, Brazil, facility to Vale S.A. and its subsidiaries (“Vale”).

The fiscal 2010 effective tax rate reflects a $53.0 million expense related to a valuation allowance on certain non-U.S. deferred tax assets, which included $23.1 million relating to the agreement with Vale for the anticipated sale of our investment in Fosfertil, and our Cubatão, Brazil facility.

The fiscal 2009 effective tax rate reflects a benefit of $282.7 million related to foreign tax credits associated with a special dividend that was distributed from our non-U.S. subsidiaries to our U.S. subsidiaries. In addition, the effective tax rate reflects the impact of $106.0 million related to a valuation allowance on certain non-U.S. deferred tax assets.

We have no intention of remitting certain undistributed earnings of non-U.S. subsidiaries aggregating $1.4 billion as of May 31, 2011, and accordingly, no deferred tax liability has been established relative to these earnings. The calculation of the unrecognized deferred tax liability related to these earnings is complex and is not practicable.

Significant components of our deferred tax liabilities and assets as of May 31 were as follows:

(in millions)	2011	2010
Deferred tax liabilities:
Depreciation and amortization	$566.0	$456.8
Depletion	483.9	464.5
Partnership tax bases differences	94.3	107.1
Undistributed earnings of non-U.S. subsidiaries	215.8	215.8
Other liabilities	120.6	79.6

Total deferred tax liabilities	$1,480.6	$1,323.8
Deferred tax assets:
Alternative minimum tax credit carryforwards	$110.8	$219.2
Capital loss carryforwards	11.8	7.7
Foreign tax credit carryforwards	527.9	477.0
Net operating loss carryforwards	195.9	156.9
Postretirement and post-employment benefits	46.2	80.6
Reclamation and decommissioning accruals	212.0	193.7
Other assets	217.2	232.3

Subtotal	1,321.8	1,367.4
Valuation allowance	209.2	157.1

Net deferred tax assets	1,112.6	1,210.3

Net deferred tax liabilities	$(368.0)	$(113.5)

We have certain Canadian entities that are taxed in both Canada and the U.S. As a result, we have deferred tax balances for both jurisdictions. As of May 31, 2011 and 2010, these deferred taxes are offset by approximately $336.6 million and $253.9 million, respectively, of anticipated foreign tax credits included within our depreciation and depletion components of deferred tax liabilities.

In fiscal 2009, we recognized deferred tax liabilities of $213.3 million primarily associated with our decision not to indefinitely reinvest undistributed foreign earnings outside the U.S. related to the sale of our investment in Saskferco.

As of May 31, 2011, we had estimated carryforwards for tax purposes as follows: alternative minimum tax credits of $110.8 million, net operating losses of $704.0 million, capital losses of $31.8 million, and foreign tax credits of $527.9 million. These carryforward benefits may be subject to limitations imposed by the Internal Revenue Code and in certain cases provisions of foreign law. The alternative minimum tax credit carryforwards can be carried forward indefinitely. The majority of our net operating loss carryforwards relate to Brazil and can be carried forward indefinitely but are limited to 30 percent of taxable income each year. The foreign tax credits have expiration dates ranging from fiscal 2016 through fiscal 2019. To fully utilize our foreign tax credit carryforwards we will need taxable income of approximately $3 billion in the U.S. between fiscal 2012 and fiscal 2019.

Valuation Allowance

For the fiscal years ended 2011, 2010 and 2009, the valuation allowance increased $52.1 million, $41.5 million and $109.0, respectively. In assessing the need for a valuation allowance, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of certain types of future taxable income during the periods in which those temporary differences become deductible. In making this assessment, we consider the scheduled reversal of deferred tax liabilities, our ability to carry back the deferred tax asset, projected future taxable income, and tax planning strategies.

Uncertain Tax Positions

As of May 31, 2011, we had $263.5 million of gross uncertain tax positions. If recognized, approximately $98.8 million of that amount would affect our effective tax rate in future periods. It is expected that the amount of uncertain tax positions will change in the next twelve months; however the change cannot reasonably be estimated.

	May 31,
(in millions)	2011	2010
Gross unrecognized tax benefits, beginning of year	$228.8	$200.1
Gross increases:
Prior year tax positions	30.2	9.8
Current year tax positions	41.8	21.3
Gross decreases:
Prior year tax positions	(48.2)	(1.4)
Settlements	-	(4.3)
Currency translation	10.9	3.3

Gross unrecognized tax benefits, end of year	$263.5	$228.8

We recognize interest and penalties related to unrecognized tax benefits as a component of our income tax expense. Interest and penalties accrued in our Consolidated Balance Sheets at May 31, 2011 and May 31, 2010 are $50.9 million and $40.5 million, respectively, and are included in other noncurrent liabilities in the Consolidated Balance Sheets.

We operate in multiple tax jurisdictions, both within the United States and outside the United States, and face audits from various tax authorities regarding transfer pricing, deductibility of certain expenses, and intercompany transactions, as well as other matters. With few exceptions, we are no longer subject to examination for tax years prior to 2001.

We are currently under audit by the U.S. Internal Revenue Service for fiscal years 2009 and 2010, and the Canadian Revenue Agency for fiscal years 2001 through 2008. Based on the information available, we do not anticipate significant changes to our unrecognized tax benefits as a result of these examinations.

During the third quarter of fiscal year 2011, the Internal Revenue Service concluded its audit for fiscal years 2007 to 2008. This audit did not result in significant changes in our unrecognized tax benefits.

15. ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

We recognize AROs in the period in which we have an existing legal obligation associated with the retirement of a tangible long-lived asset, and the amount of the liability can be reasonably estimated. The ARO is recognized at fair value when the liability is incurred with a corresponding increase in the carrying amount of the related long lived asset. We depreciate the tangible asset over its estimated useful life. Our legal obligations related to asset retirement require us to: (i) reclaim lands disturbed by mining as a condition to receive permits to mine phosphate ore reserves; (ii) treat low pH process water in phosphogypsum management systems to neutralize acidity; (iii) close and monitor phosphogypsum management systems at our Florida and Louisiana facilities at the end of their useful lives; (iv) remediate certain other conditional obligations; and (v) remove all surface structures and equipment, plug and abandon mine shafts, contour and revegetate, as necessary, and monitor for five years after closing our Carlsbad, New Mexico facility. The estimated liability for these legal obligations is based on the estimated cost to satisfy the above obligations which is discounted using a credit-adjusted risk-free rate.

A reconciliation of our AROs is as follows:

	May 31,
(in millions)	2011	2010
Asset retirement obligations, beginning of year	$525.9	$530.7
Liabilities incurred	35.0	27.1
Liabilities settled	(73.1)	(67.6)
Accretion expense	31.6	29.6
Revisions in estimated cash flows	53.7	6.1

Asset retirement obligations, end of year	573.1	525.9
Less current portion	90.6	83.1

	$482.5	$442.8

We also have unrecorded AROs that are conditional upon a certain event. These AROs generally include the removal and disposition of non-friable asbestos. The most recent estimate of the aggregate cost of these AROs, expressed in 2011 dollars, is approximately $26.0 million. We have not recorded a liability for these conditional AROs as of May 31, 2011 because we do not currently believe there is a reasonable basis for estimating a date or range of dates for demolition of these facilities. In reaching this conclusion, we considered the historical performance of each facility and have taken into account factors such as planned maintenance, asset replacements and upgrades which, if conducted as in the past, can extend the physical lives of our facilities indefinitely. We also considered the possibility of changes in technology, risk of obsolescence, and availability of raw materials in arriving at our conclusion.

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

Foreign Currency Derivatives1—We periodically enter into derivatives contracts in order to reduce our foreign currency exchange rate risk. We use forward contracts, zero-cost collars and futures, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Consolidated Statements of Earnings and Consolidated Statements of Cash Flows. One of the primary currency exposures relates to several of our Canadian entities, whose sales are denominated in U.S. dollars, but whose costs are paid principally in

[1]	For additional disclosures about fair value measurement of derivative instruments, see Note 17, Fair Value Measurements.

Canadian dollars, which is their functional currency. Our Canadian businesses generally hedge a portion of the currency risk exposure on anticipated cash inflows and outflows. Depending on the underlying exposure, such derivates can create additional earnings volatility because we do not use hedge accounting. We hedge certain of these risks through forward contracts and zero-cost collars. Our international distribution and production operations monitor their foreign currency risk by assessing their balance sheet and forecasted exposures. Our Brazilian operations enter into foreign currency futures traded on the Futures and Commodities Exchange—Brazil Mercantile & Futures Exchange—and also enter into forward contracts to hedge foreign currency risk. Effective June 1, 2010, they began hedging a portion of their currency risk exposure on anticipated cash inflows and outflows similar to the process in Canada. Our other foreign locations also use forward contracts to reduce foreign currency risk.

Commodity Derivatives1—We enter into derivative contracts to reduce the risk of price fluctuation in the purchases of certain of our product inputs. Our commodity derivatives contracts primarily relate to purchases of natural gas. We use forward purchase contracts, swaps, and three-way collars to reduce these risks. The use of these financial instruments reduces the exposure of these risks with the intent to reduce our risk and variability.

Freight Derivatives1—We enter into derivative contracts to reduce the risk of price fluctuation in the purchases of our freight. We use forward freight agreements to reduce the risk and variability of related price changes in freight. The use of these financial instruments reduces the exposure of these risks with the intent to reduce our risk and variability.

As of May 31, 2011, the following is the total absolute notional volume associated with our outstanding derivative instruments:

(in millions of Units) Instrument	Derivative Category	Unit of Measure	May 31, 2011
Foreign currency derivatives	Foreign Currency	US Dollars	1,118.9
Natural gas derivatives	Commodity	MMbtu	22.5
Ocean freight contracts	Freight	Tonnes	3.1

We do not apply hedge accounting treatments to our foreign currency exchange contracts, commodities contracts, and freight contracts. Unrealized gains and losses on foreign currency exchange contracts used to hedge cash flows related to the production of our product are included in cost of goods sold in the Consolidated Statements of Earnings. Unrealized gains and losses on commodities contracts and certain forward freight agreements are also recorded in cost of goods sold in the Consolidated Statements of Earnings. Unrealized gain or (loss) on foreign currency exchange contracts used to hedge cash flows that are not related to the production of our products are included in the foreign currency transaction loss line in the Consolidated Statements of Earnings. Below is a table that shows the unrealized gains and (losses) on derivative instruments related to foreign currency exchange contracts, commodities contracts, and freight:

(in millions) Derivative Instrument		Gain (loss) Years ended May 31,
	Location	2011	2010
Foreign currency derivatives	Cost of goods sold	$6.8	$(6.9)
Foreign currency derivatives	Foreign currency transaction gain	7.9	30.6
Commodity derivatives	Cost of goods sold	8.3	79.6
Freight derivatives	Cost of goods sold	(2.0)	-

[1]	For additional disclosures about fair value measurement of derivative instruments, see Note 17, Fair Value Measurements.

The gross fair market value of all derivative instruments and their location in our Consolidated Balance Sheet are shown by those in an asset or liability position and are further categorized by foreign currency, commodity, and freight derivatives.

(in millions)	Asset Derivatives (a)		Liability Derivatives (a)
Derivative Instrument	Location	May 31, 2011	Location	May 31, 2011
Foreign Currency Derivatives	Other current assets	$19.1	Accrued liabilities	$(4.3)
Commodity Derivatives	Other current assets	0.9	Accrued liabilities	(5.1)
Commodity Derivatives	Other assets	0.6	Other noncurrent liabilities	(1.5)
Freight Derivatives	Other current assets	3.5	Accrued liabilities	(0.9)

Total		$24.1		$(11.8)

(in millions)	Asset Derivatives (a)		Liability Derivatives (a)
Derivative Instrument	Location	May 31, 2010	Location	May 31, 2010
Foreign Currency Derivatives	Other current assets	$3.1	Accrued liabilities	$(3.8)
Commodity Derivatives	Other current assets	0.6	Accrued liabilities	(11.9)
Commodity Derivatives	Other assets	0.2	Other noncurrent liabilities	(1.4)
Freight Derivatives	Other current assets	9.0	Accrued liabilities	(4.4)

Total		$12.9		$(21.5)

(a)	In accordance with U.S. GAAP the above amounts are disclosed at gross fair value and the amounts recorded on the Consolidated Balance Sheet are presented on a net basis when permitted.

Credit-Risk-Related Contingent Features

Certain of our derivative instruments contain provisions that require us to post collateral. These provisions also state that if our debt were to be rated below investment grade, certain counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on May 31, 2011, was $9.4 million. We have not posted cash collateral in the normal course of business associated with these contracts. If the credit-risk-related contingent features underlying these agreements were triggered on May 31, 2011, we would be required to post an additional $6.5 million of collateral assets, which are either cash or U.S. Treasury instruments, to the counterparties.

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

17. FAIR VALUE MEASUREMENTS

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

(in millions)	May 31, 2011
	Total	Level 1	Level 2	Level 3
Assets
Foreign currency derivatives	$19.1	$0.3	$18.8	$-
Commodity derivatives	1.5	-	1.5	-
Freight derivatives	3.5	-	-	3.5

Total assets at fair value	$24.1	$0.3	$20.3	$3.5

Liabilities
Foreign currency derivatives	$4.3	$1.4	$2.9	$-
Commodity derivatives	6.6	-	6.6	-
Freight derivatives	0.9	-	-	0.9

Total liabilities at fair value	$11.8	$1.4	$9.5	$0.9

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

Commodity Derivatives—The commodity contracts primarily relate to natural gas. The commodity derivative instruments that we currently use are forward purchase contracts, swaps, and three-way collars. The natural gas contracts settle using NYMEX futures or AECO price indexes, which represent fair value at any given time. The contracts’ maturities are for future months and settlements are scheduled to coincide with anticipated gas purchases during those future periods. Quoted market prices from NYMEX and AECO are used to determine the fair value of these instruments. These market prices are adjusted by a forward yield curve and are classified within Level 2. Changes in the fair market values of these contracts are recognized in the Consolidated Financial Statements as a component of cost of goods sold.

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

Financial Instruments

The carrying amounts and estimated fair values of our financial instruments are as follows:

	May 31,
	2011		2010
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$3,906.4	$3,906.4	$2,523.0	$2,523.0
Accounts receivable	926.0	926.0	614.8	614.8
Accounts payable trade	941.1	941.1	566.7	566.7
Short-term debt	23.6	23.6	83.1	83.1
Long-term debt, including current portion	809.3	881.5	1,260.8	1,352.7

For cash and cash equivalents, accounts receivable, accounts payable and short-term debt, the carrying amount approximates fair value because of the short-term maturity of those instruments. The fair value of long-term debt is estimated using a present value method based on current interest rates for similar instruments with equivalent credit quality.

18. GUARANTEES AND INDEMNITIES

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

Our material guarantees and indemnities are as follows:

Guarantees to Brazilian Financial Parties. From time to time, we issue guarantees to financial parties in Brazil for certain amounts owed the institutions by certain customers of Mosaic. The guarantees are for all or part of the customers’ obligations. In the event that the customers default on their payments to the institutions and we would be required to perform under the guarantees, we have in most instances obtained collateral from the customers. We monitor the nonperformance risk of the counterparties and have noted no material concerns regarding their ability to perform on their obligations. The guarantees generally have a one-year term, but may extend up to two years or longer depending on the crop cycle, and we expect to renew many of these guarantees on a rolling twelve-month basis. As of May 31, 2011, we have estimated the maximum potential future payment under the guarantees to be $55.9 million. The fair value of our guarantees is immaterial to the Consolidated Financial Statements as of May 31, 2011 and May 31, 2010.

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

19. PENSION PLANS AND OTHER BENEFITS

We sponsor pension and postretirement benefits through a variety of plans including defined benefit plans, defined contribution plans, and postretirement benefit plans. In addition, we are a participating employer in a Cargill defined benefit pension plan. We reserve the right to amend, modify, or terminate the Mosaic sponsored plans at any time, subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), prior agreements and our collective bargaining agreements.

In accordance with the merger and contribution agreement related to the Combination, pension and other postretirement benefit liabilities for certain of the former CCN employees were not transferred to us. Prior to the Combination, Cargill was the sponsor of the benefit plans for CCN employees and therefore, no assets or liabilities were transferred to us. These former CCN employees remain eligible for pension and postretirement benefits under Cargill’s plans. Cargill incurs the associated costs and then charges them to us. The amount that Cargill may charge to us for such pension costs may not exceed $2.0 million per year or $19.2 million in the aggregate. As of May 31, 2011, the aggregate amount remaining under this agreement that may be charged to us is $8.9 million. This cap does not apply to the costs associated with certain active union participants who continue to earn service under Cargill’s pension plan. This agreement remains in place subsequent to the Cargill Transaction described in Note 2 to our Consolidated Financial Statements.

Costs charged to us for the former CCN employees’ pension expense were $2.9 million for fiscal 2011 and $1.1 million for each of fiscal 2010 and 2009, respectively.

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

In March 2010, the Patient Protection and Affordable Care Act and a reconciliation measure, the Health Care and Education Reconciliation Act of 2010, (“Act”) were signed into law. The Act contained a provision that eliminated certain annual and lifetime limits on the dollar value of benefits. On June 17, 2010, the Department of the Treasury, the Department of Labor, and the Department of Health and Human Services published guidance in the Federal Register stating, in effect, that the lifetime and annual benefit limits under the Act do not apply to plans that cover only retirees. As of May 31, 2010, we had a plan that contained both active employees and retirees. Therefore, we included the impacts of the Act in our calculation of the accumulated post-retirement benefit obligation (“APBO”). The Act increased our APBO by approximately $40 million with an offset to accumulated other comprehensive income and increased our fiscal 2010 expense by approximately $1.2 million. On June 30, 2010, we approved and communicated the separation of our plans. Therefore, in fiscal 2011 we remeasured our APBO including the provisions of the plan amendment thereby reducing our APBO by approximately $42 million with the offset to accumulated other comprehensive income.

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

The year-end status of the North American plans was as follows:

	Pension Plans		Postretirement Benefit Plans
(in millions)	2011	2010	2011	2010
Change in benefit obligation:
Benefit obligation at beginning of year	$635.5	$524.7	$99.7	$80.0
Service cost	5.0	3.7	0.4	0.7
Interest cost	36.2	37.3	3.1	5.5
Plan amendments	5.8	3.0	-	(19.6)
Actuarial gain (loss)	28.4	89.7	(38.7)	38.2
Currency fluctuations	18.4	6.1	1.1	0.3
Employee contribution	-	-	0.1	0.2
Benefits paid	(35.0)	(29.0)	(5.6)	(5.6)

Benefit obligation at end of year	$694.3	$635.5	$60.1	$99.7

Change in plan assets:
Fair value at beginning of year	$522.4	$468.5	$-	$-
Currency fluctuations	14.6	5.8	-	-
Actual return	85.6	71.6	-	-
Company contribution	42.4	5.5	5.5	5.4
Employee contribution	-	-	0.1	0.2
Benefits paid	(35.0)	(29.0)	(5.6)	(5.6)

Fair value at end of year	$630.0	$522.4	$-	$-

Funded status of the plans as of May 31	$(64.3)	$(113.1)	$(60.1)	$(99.7)

Amounts recognized in the consolidated balance sheets:
Current liabilities	$(0.7)	$(0.7)	$(7.0)	$(8.0)
Noncurrent liabilities	(63.6)	(112.4)	(53.1)	(91.7)
Amounts recognized in accumulated other comprehensive (income) loss
Prior service costs (credits)	$15.2	$9.6	$(6.6)	$(8.9)
Actuarial (gain)/loss	99.5	121.4	(14.5)	23.5

The accumulated benefit obligation for the defined benefit pension plans was $686.2 million and $629.0 million as of May 31, 2011 and 2010, respectively.

The components of net annual periodic benefit costs and other amounts recognized in other comprehensive income include the following components:

(in millions)	Pension Plans			Postretirement Benefit Plans
Net Periodic Benefit Cost	2011	2010	2009	2011	2010	2009
Service cost	$5.0	$3.7	$3.9	$0.4	$0.7	$0.6
Interest cost	36.2	37.3	34.8	3.1	5.5	6.1
Less expected return on plan assets	(38.0)	(41.2)	(39.5)	-	-	-
Less amortization of:
Prior service (cost)/credit	(0.9)	(1.5)	-	2.3	17.3	-
Actuarial (gain)/loss	7.4	0.1	(3.7)	(0.7)	(0.8)	(0.5)

Net periodic (income) cost	11.5	1.4	(4.5)	0.5	(11.9)	6.2
Settlement gain	-	-	-	-	-	(2.0)

Net periodic benefit (income) cost	$11.5	$1.4	$(4.5)	$0.5	$(11.9)	$4.2

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Prior service cost (credit) recognized in other comprehensive income	$4.9	$1.6	$-	$2.3	$(2.3)	$-
Net actuarial loss (gain) recognized in other comprehensive income	(26.7)	59.1	101.1	(38.0)	39.0	(12.4)

Total recognized in other comprehensive income	$(21.8)	$60.7	$101.1	$(35.7)	$36.7	$(12.4)
Total recognized in net periodic benefit (income) cost and other comprehensive income	$(10.3)	$62.1	$96.6	$(35.2)	$24.8	$(8.2)

The estimated net actuarial gain (loss) and prior service cost for the pension plans and postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in fiscal 2012 is $14.9 million and $(3.5) million, respectively.

The following estimated benefit payments, which reflect estimated future service are expected to be paid by the related plans in the fiscal years ending May 31:

(in millions)	Pension Plans Benefit Payments	Other Postretirement Plans Benefit Payments	Medicare Part D Adjustments
2012	$37.0	$7.1	$0.6
2013	37.0	6.8	0.6
2014	38.0	6.6	0.6
2015	40.2	6.3	0.6
2016	42.5	5.8	0.6
2017-2021	235.1	21.2	2.0

In fiscal 2012, we need to contribute cash of at least $26.9 million to the pension plans to meet minimum funding requirements. Also in fiscal 2012, we anticipate contributing cash of $7.1 million to the postretirement medical benefit plans to fund anticipated benefit payments.

Plan Assets and Investment Strategies

The Company’s overall investment strategy is to obtain sufficient return and provide adequate liquidity to meet the benefit obligations of our pension plans. Investments are made in public securities to ensure adequate liquidity to support benefit payments. Domestic and international stocks and bonds provide diversification to the portfolio. Our pension plan weighted-average asset allocations at May 31, 2011 and 2010 and the target by asset class are as follows:

US Pension Plan Assets	2011 Target	Plan Assets as of May 31, 2011	2010 Target	Plan Assets as of May 31, 2010
Asset Category
U.S. equity securities	12%	12%	10%	9%
Non-U.S. equity securities	7%	7%	5%	5%
Real estate	3%	4%	5%	4%
Fixed income	75%	75%	75%	79%
Private equity	3%	2%	5%	3%

Total	100%	100%	100%	100%

Canadian Pension Plan Assets	2011 Target	Plan Assets as of May 31, 2011	2010 Target	Plan Assets as of May 31, 2010
Asset Category
Canadian equity securities	22%	23%	22%	25%
U.S. equity securities	24%	24%	24%	26%
Non-U.S. equity securities	15%	15%	15%	15%
Fixed income	30%	28%	30%	29%
Private equity	9%	3%	9%	5%
Other	0%	7%	0%	0%

Total	100%	100%	100%	100%

For the U.S. plans, we utilize an asset allocation policy that seeks to maintain a fully-funded plan status under the Pension Protection Act (PPA) of 2006. As such, the primary investment objective beyond accumulating sufficient assets to meet future benefit obligation is to monitor and manage the liabilities of the plan to better insulate the portfolio from changes in interest rates that are impacting the liabilities. This requires an interest rate management strategy to reduce the sensitivity in the plan’s funded status and having a portion of the Plan’s assets invested in return-seeking strategies. Currently, our policy includes a 75% allocation to fixed income and 25% to return-seeking strategies. The U.S. pension plans’ benchmark of the return-seeking strategies is currently comprised of the following indices and their respective weightings: 40% Russell 1000, 8% Russell 2000, 24% MSCI EAFE Net, 4% MSCI EM Net, 12% NFI-ODCE-EQ and 12% Private Equity. The benchmark for the fixed income strategies are comprised of 46% Barclays Long Gov/Credit, 2% Barclays US Strips, and 52% Barclays US Long Credit.

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

During fiscal 2010 the Company completed an asset/liability study for the Canadian pension plans in an effort to select an appropriate asset allocation that will assess the potential impacts on funding. These studies resulted in the Company selecting an asset allocation policy that seeks to maintain an appropriate allocation to return seeking assets and an interest rate management strategy. This new policy will be implemented in fiscal 2012 and was reflected in our assumed long term rate of return for our Canadian plans.

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

Fair Value Measurements of Plan Assets

The following tables provide fair value measurement, by asset class of the Company’s defined benefit plan assets for both the U.S. and Canadian plans (see Note 17 for a description of the fair value hierarchy methodology):

(in millions)	May 31, 2011
U.S. Pension Plan Assets	Total	Level 1	Level 2	Level 3
Asset Category
Equity securities:
U.S.	$44.4	$-	$44.4	$-
International	25.9	-	25.9	-
Real estate	13.7	-	-	13.7
Fixed income (a)	286.1	-	286.1	-
Private equity funds (b)	9.1	-	-	9.1

Total assets at fair value	$379.2	$-	$356.4	$22.8

(in millions)	May 31, 2010
U.S. Pension Plan Assets	Total	Level 1	Level 2	Level 3
Asset Category
Equity securities:
U.S.	$32.1	$-	$32.1	$-
International	17.4	-	17.4	-
Real estate	11.5	-	-	11.5
Fixed income (a)	262.6	-	262.6	-
Private equity funds (b)	8.3	-	-	8.3

Total assets at fair value	$331.9	$-	$312.1	$19.8

(a)

This class includes several funds that invest in approximately 27% of U.S. federal government debt securities, 10% of other governmental securities, 4% of foreign entity debt securities and 59% of corporate debt securities.

(b)	This class includes several private equity funds that invest in U.S. and European corporations and financial institutions.

(in millions)	May 31, 2011
Canadian Pension Plan Assets	Total	Level 1	Level 2	Level 3
Asset Category
Cash	$18.6	$18.6	$-	$-
Equity securities:
Canadian	58.3	-	58.3	-
U.S.	60.7	-	60.7	-
Non-U.S. international	38.6	-	38.6	-
Fixed income (a)	67.4	-	67.4	-
Private equity funds (b)	7.2	-	-	7.2

Total assets at fair value	$250.8	$18.6	$225.0	$7.2

(in millions)	May 31, 2010
Canadian Pension Plan Assets	Total	Level 1	Level 2	Level 3
Asset Category
Cash	$2.2	$2.2	$-	$-
Equity securities:
Canadian	48.3	-	48.3	-
U.S.	49.0	-	49.0	-
Non-U.S. international	28.9	-	28.9	-
Fixed income (a)	54.7	-	54.7	-
Private equity funds (b)	7.4	-	-	7.4

Total assets at fair value	$190.5	$2.2	$180.9	$7.4

(a)

This class consists of a fund that invests in approximately 32% of Canadian federal government debt securities, 24% of Canadian provincial government securities, 32% of Canadian corporate debt securities and 12% of foreign entity debt securities.

(b)	This class includes several private equity funds that invest in U.S. and international corporations.

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

The following table provides a reconciliation of our plan assets measured at fair value using significant unobservable inputs (Level 3) for the year ended May 31, 2011:

(in millions)	U.S Pension Assets	Canadian Pension Assets
Balance as of June 1, 2009	$22.2	$7.7
Net realized and unrealized gains/(losses)	(2.3)	(0.3)
Purchases, issuances, settlements, net	(0.1)	-

Balance as of June 1, 2010	19.8	7.4
Net realized and unrealized gains/(losses)	3.4	0.5
Purchases, issuances, settlements, net	(0.4)	(0.7)

Balance as of May 31, 2011	$22.8	$7.2

Rates and Assumptions

The approach used to develop the discount rate for the pension and postretirement plans is commonly referred to as the yield curve approach. A hypothetical yield curve using the top yielding quartile of available high quality bonds is matched against the projected benefit payment stream. Each category of cash flow of the projected benefit payment stream is discounted back using the respective interest rate on the yield curve. Using the present value of projected benefit payments, a weighted-average discount rate is derived.

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

Weighted average assumptions used to determine benefit obligations were as follows:

	Pension Plans			Postretirement Benefit Plans
	2011	2010	2009	2011	2010	2009
Discount rate	5.13%	5.61%	7.16%	4.54%	5.71%	6.73%
Expected return on plan assets	6.87%	6.92%	6.92%	-	-	-
Rate of compensation increase	4.00%	4.00%	4.00%	-	-	-

Weighted-average assumptions used to determine net benefit cost were as follows:

	Pension Plans			Postretirement Benefit Plans
	2011	2010	2009	2011	2010	2009
Discount rate	5.61%	7.16%	6.57%	5.71%	6.73%	6.45%
Expected return on plan assets	6.92%	6.92%	6.93%	-	-	-
Rate of compensation increase	4.00%	4.00%	4.00%	-	-	-

Assumed health care trend rates used to measure the expected cost of benefits covered by the plans were as follows:

	2011	2010	2009
Health care cost trend rate assumption for the next fiscal year	8.50%	9.25%	10.00%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.50%	5.50%	5.50%
Fiscal year that the rate reaches the ultimate trend rate	2015	2015	2015

Assumed health care cost trend rates have an effect on the amounts reported. For the health care plans a one-percentage-point change in the assumed health care cost trend rate would have the following effect:

	2011		2010		2009
(in millions)	One Percentage Point Increase	One Percentage Point Decrease	One Percentage Point Increase	One Percentage Point Decrease	One Percentage Point Increase	One Percentage Point Decrease
Total service and interest cost	$0.1	(0.1)	$0.1	(0.1)	$0.1	$(0.1)
Postretirement benefit obligation	2.5	(2.5)	2.6	(2.4)	2.3	(2.2)

Defined Contribution Plans

The Mosaic Investment Plan (“Investment Plan”) permits eligible salaried and nonunion hourly employees to defer a portion of their compensation through payroll deductions and provides matching contributions. In fiscal 2011 and 2010, we matched 100% of the first 3% of the participant’s contributed pay plus 50% of the next 3% of the participant’s contributed pay to the Investment Plan, subject to Internal Revenue Service limits. Participant contributions, matching contributions, and the related earnings immediately vest. The Investment Plan also provides an annual non-elective employer contribution feature for eligible salaried and non-union hourly employees based on the employee’s age and eligible pay. Participants are generally vested in the non-elective employer contributions after three years of service. In addition, a discretionary feature of the plan allows the Company to make additional contributions to employees.

The Mosaic Union Savings Plan (“Savings Plan”) was established pursuant to collective bargaining agreements with certain unions. Mosaic makes contributions to the defined contribution retirement plan based on the collective bargaining agreements. The Savings Plan is the primary retirement vehicle for newly hired employees covered by certain collective bargaining agreements.

The expense attributable to the Investment Plan and Savings Plan was $28.5 million, $24.0 million and $24.1 million in fiscal 2011, 2010 and 2009, respectively.

Canadian salaried and non-union hourly employees participate in an employer funded plan with employer contributions similar to the U.S. plan. The plan provides a profit sharing component which is paid each year. We also sponsor one mandatory union plan in Canada. Benefits in these plans vest after two years of consecutive service.

20. SHARE-BASED PAYMENTS

We sponsor one share-based compensation plan. The Mosaic Company 2004 Omnibus Stock and Incentive Plan (the “Omnibus Plan”), which was approved by shareholders and became effective October 20, 2004 and amended on October 4, 2006, July 21, 2009, October 8, 2009 and May 11, 2011, permits the grant of shares and share options to employees for up to 25 million shares of common stock. The Omnibus Plan provides for grants of stock options, restricted stock, restricted stock units, and a variety of other share-based and non-share-based awards. Our employees, officers, directors, consultants, agents, advisors, and independent contractors, as well as other designated individuals, are eligible to participate in the Omnibus Plan. Mosaic settles stock option exercises and restricted stock units with newly issued common shares. The Compensation Committee of the Board of Directors administers the Omnibus Plan subject to its provisions and applicable law.

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

Assumptions used to calculate the fair value of stock options in each period are noted in the following table. Expected volatilities were based on the combination of our and IMC’s historical six-year volatility of common stock. The expected term of the options is calculated using the simplified method described in SEC Staff Accounting Bulletin 110, Use of a Simplified Method in Developing an Estimate of Expected Term of “Plain Vanilla” Share Options, under which the Company can take the midpoint of the vesting date and the full contractual term. The risk-free interest rate is based on the U.S. Treasury rate at the time of the grant for instruments of comparable life. We did not anticipate payment of dividends at the date of grant until fiscal 2009. A summary of the assumptions used to estimate the fair value of stock option awards is as follows:

	Years ended May 31
	2011	2010	2009
Weighted average assumptions used in option valuations:
Expected volatility	60.46%	60.50%	45.00%
Expected dividend yield	0.44%	0.40%	0.20%
Expected term (in years)	6.0	6.0	6.0
Risk-free interest rate	2.13%	3.01%	3.40%

We recorded share-based compensation expense, net of forfeitures, of $21.9 million for fiscal 2011 and $23.4 million for fiscal 2010 and 2009. The tax benefit related to share-based compensation expense was $7.8 million for fiscal 2011 and $8.4 million for fiscal 2010 and 2009.

A summary of our stock option activity during fiscal 2011 is as follows:

	Shares (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of June 1, 2010	3.1	$30.84	6.2	$62.9
Granted	0.4	45.64
Exercised	(1.1)	19.53

Outstanding as of May 31, 2011	2.4	$37.88	6.3	$89.2

Exercisable as of May 31, 2011	1.7	$31.21	5.3	$74.2

The weighted-average grant date fair value of options granted during fiscal 2011, 2010 and 2009 was $26.38, $29.78 and $58.98, respectively. The total intrinsic value of options exercised during fiscal 2011, 2010 and 2009 was $54.1 million, $25.3 million and $22.4 million, respectively.

A summary of the status of our restricted stock units as of May 31, 2011, and changes during fiscal 2011, is presented below:

	Shares (in millions)	Weighted Average Grant Date Fair Value Per Share
Restricted stock units as of June 1, 2010	0.4	$54.40
Granted	0.3	49.63
Issued and canceled	(0.2)	42.48

Restricted stock units as of May 31, 2011	0.5	$55.23

As of May 31, 2011, there was $13.1 million of total unrecognized compensation cost related to options and restricted stock units granted under the Omnibus Plan. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.6 years. The total fair value of options vested in fiscal 2011 and 2010 was $10.7 million and $12.1 million, respectively.

Cash received from options exercised under all share-based payment arrangements for fiscal 2011, 2010 and 2009 was $20.3 million, $12.5 million and $4.6 million, respectively. In fiscal 2011, 2010 and 2009 we received a tax benefit for tax deductions from options of $20.9 million, $17.9 million and $19.0 million, respectively.

21. COMMITMENTS

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

We have long-term agreements for the purchase of sulfur which is used in the production of phosphoric acid. In addition, we have long-term agreements for the purchase of raw materials, including a commercial offtake agreement with the Miski Mayo Mine for phosphate rock, used to produce phosphate products. We have long-term agreements for the purchase of natural gas, which is a significant raw material, used primarily in the solution mining process in our Potash segment and used in our phosphate concentrates plants. Also, we have agreements for capital expenditures primarily in our Potash segments related to our expansion projects. The commitments included in the table below are based on market prices as of May 31, 2011.

A schedule of future minimum long-term purchase commitments, based on May 31, 2011 market prices, and minimum lease payments under non-cancelable operating leases as of May 31, 2011 follows:

(in millions)	Purchase Commitments	Operating Leases
2012	$1,865.6	$42.0
2013	380.0	29.6
2014	280.4	20.0
2015	144.8	13.0
2016	144.8	10.6
Subsequent years	3,146.1	13.0

	$5,961.7	$128.2

Rental expense for fiscal 2011, 2010 and 2009 amounted to $79.5 million, $74.0 million and $66.5 million, respectively. Purchases made under long-term commitments were $2.2 billion, $1.3 billion and $2.1 billion for fiscal 2011, 2010, and 2009, respectively.

Most of our export sales of phosphate and potash crop nutrients are marketed through two North American export associations, PhosChem and Canpotex, which may fund their operations in part through third-party financing facilities. As a member, Mosaic or our subsidiaries are contractually obligated to reimburse the export associations for their pro rata share of any operating expenses or other liabilities incurred. The reimbursements are made through reductions to members’ cash receipts from the export associations.

Under an agreement (the “Tolling Agreement”) with Potash Corporation of Saskatchewan Inc. (“PCS”), our wholly-owned subsidiary, Mosaic Potash Esterhazy Limited Partnership (“Mosaic Esterhazy”), has mined and refined PCS’ potash reserves at our Esterhazy mine for a fee plus a pro rata share of operating and capital costs for approximately forty years. The contract provides that PCS may elect to receive between 0.45 million and 1.3 million tonnes of potash per year. The contract provides for a term through December 31, 2011 as well as certain renewal terms at the option of PCS, but only to the extent PCS has not received all of its available reserves under the contract. To the extent we do not fully utilize the capacity to satisfy our obligations under the contract, the productive capacity at our Esterhazy mine otherwise used to satisfy our obligations under the Tolling Agreement has been and will be available to us for sales to any of our customers at then-current market prices.

Over the life of the Tolling Agreement, PCS has requested and received substantially more potash than has been mined from PCS’s reserves (the “Imbalance”). We have supplied the excess from our own reserves.

Based on our calculations, the amount of potash we have mined for PCS from our reserves is now in excess of the amount we expect to mine from the remaining PCS reserves. As a result, we believe that we have no further obligation to deliver potash to PCS from the Esterhazy mine. However, we are continuing to supply potash under the agreement until the beginning of trial in the lawsuit referred to below, currently scheduled for January 2012.

In light of the Imbalance, and based on our then-current calculations, in May 2009, we informed PCS that we believed that approximately 1.5 million tonnes of potash remained to be delivered to PCS under the Tolling Agreement after April 2009 and, therefore, our obligation to supply potash to PCS would expire by the end of August 2010, and that we would cease delivery of product following that date. Our calculations assumed PCS would continue to take 1.1 million tonnes annually under the contract (which is the volume PCS elected to take for calendar 2009) and that our then-current mining plans and conditions would remain unchanged. We subsequently updated our calculations to reflect PCS’s refusal to take delivery in calendar 2009 of almost 0.9 million tonnes of potash that it ordered under the contract as a result of an alleged force majeure event (the “Force Majeure Tonnes”), as well as PCS’s election to take 0.9 million tonnes of potash under the contract in calendar 2010 and 2011 and other relevant factors.

PCS has filed a lawsuit (the “Tolling Agreement Dispute”) against us contesting our basis and timing for termination of the Tolling Agreement and alleging damages based on our historical mining practices. We filed a counterclaim alleging that PCS invalidly declared force majeure due to the global financial and credit crisis in April 2009 and seeking damages in an unspecified amount, including damages resulting from PCS’s failure to pay its pro rata portion of operating costs we incurred during the period in which PCS did not take product. We believe PCS’s allegations in the Tolling Agreement Dispute are without merit. We have included a further description of the lawsuit under “Esterhazy Potash Mine Tolling Agreement Dispute” in Note 22.

For fiscal 2011, 2010 and 2009, total revenue under this contract was $186.8 million, $66.1 million and $106.3 million, respectively.

We incur liabilities for reclamation activities and phosphogypsum stack system closure in our Florida and Louisiana operations where, in order to obtain necessary permits, we must either pass a test of financial strength or provide credit support, typically in the form of surety bonds or letters of credit. The surety bonds generally expire within one year or less but a substantial portion of these instruments provide financial assurance for continuing obligations and, therefore, in most cases, must be renewed on an annual basis. As of May 31, 2011, we had $203.4 million in surety bonds outstanding, of which $173.3 million is for mining reclamation obligations in Florida and $30.1 million is for other matters.

22. CONTINGENCIES

We have described below judicial and administrative proceedings to which we are subject.

We have contingent environmental liabilities that arise principally from three sources: (i) facilities currently or formerly owned by our subsidiaries or their predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund or state equivalent sites. At facilities currently or formerly owned by our subsidiaries or their predecessors, the historical use and handling of regulated chemical substances, crop and animal nutrients and additives and by-product or process tailings have resulted in soil, surface water and/or groundwater contamination. Spills or other releases of regulated substances, subsidence from mining operations and other incidents arising out of operations, including accidents, have occurred previously at these facilities, and potentially could occur in the future, possibly requiring us to undertake or fund cleanup or result in monetary damage awards, fines, penalties, other liabilities, injunctions or other court or administrative rulings. In some instances, pursuant to consent orders or agreements with appropriate governmental agencies, we are undertaking certain remedial actions or investigations to determine whether remedial action may be required to address contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into consideration established accruals of approximately $41.7 million and $26.2 million as of May 31, 2011 and 2010, respectively, expenditures for these known conditions currently are not expected, individually or in the aggregate, to have a material effect on our business or financial condition. However, material expenditures could be required in the future to remediate the contamination at known sites or at other current or former sites or as a result of other environmental, health and safety matters. Below is a discussion of the more significant environmental matters.

EPA RCRA Initiative. In 2003, the U.S. Environmental Protection Agency (“EPA”) Office of Enforcement and Compliance Assurance announced that it would be targeting facilities in mineral processing industries, including phosphoric acid producers, for a thorough review under the U.S. Resource Conservation and Recovery Act (“RCRA”) and related state laws. Mining and processing of phosphates generate residual materials that must be managed both during the operation of a facility and upon a facility’s closure. Certain solid wastes generated by our phosphate operations may be subject to regulation under RCRA and related state laws. The EPA rules exempt “extraction” and “beneficiation” wastes, as well as 20 specified “mineral processing” wastes, from the hazardous waste management requirements of RCRA. Accordingly, certain of the residual materials which our phosphate operations generate, as well as process wastewater from phosphoric acid production, are exempt from RCRA regulation. However, the generation and management of other solid wastes from phosphate operations may be subject to hazardous waste regulation if the waste is deemed to exhibit a “hazardous waste characteristic.” As part of its initiative, EPA has inspected all or nearly all facilities in the U.S. phosphoric acid production sector to ensure compliance with applicable RCRA regulations and to address any “imminent and substantial endangerment” found by the EPA under RCRA. We have provided the EPA with substantial amounts of information regarding the process water recycling practices and the hazardous waste handling practices at our phosphate production facilities in Florida and Louisiana, and the EPA has inspected all of our currently operating processing facilities in the U.S. In addition to the EPA’s inspections, our Riverview, Bartow and Green Bay, Florida facilities and our Uncle Sam and Faustina, Louisiana facilities have entered into consent orders to perform analyses of existing environmental data, to perform further environmental sampling as may be necessary, and to assess whether the facilities pose a risk of harm to human health or the surrounding environment. We are finalizing similar orders for our New Wales and South Pierce, Florida facilities.

We have received Notices of Violation (“NOVs”) from the EPA related to the handling of hazardous waste at our Riverview (September 2005), New Wales (October 2005), Mulberry (June 2006) and Bartow (September 2006) facilities in Florida. The EPA has issued similar NOVs to our competitors and has referred the NOVs to the U.S. Department of Justice (“DOJ”) for further enforcement. We currently are engaged in discussions with the DOJ and EPA. We believe we have substantial defenses to most of the allegations in the NOVs, including but not limited to previous EPA regulatory interpretations and inspection reports finding that the process water handling practices in question comply with the requirements of the exemption for extraction and beneficiation wastes. We have met several times with the DOJ and EPA to discuss potential resolutions to this matter. In addition to seeking various changes to our operations, the DOJ and EPA have expressed a desire to obtain financial assurances for the closure of phosphogypsum management systems which may be significantly more stringent than current requirements in Florida or Louisiana. We intend to evaluate various alternatives and continue discussions to determine if a negotiated resolution can be reached. If it cannot, we intend to vigorously defend these matters in any enforcement actions that may be pursued. As part of a comprehensive settlement, or should we fail in our defense in any enforcement actions, we could incur substantial capital and operating expenses to modify our facilities and operating practices relating to the handling of process water, we could be required to post significant amounts of cash or other collateral for financial assurance purposes and we could also be required to pay significant civil penalties.

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

Florida Sulfuric Acid Plants. On April 8, 2010, the EPA Region 4 submitted an administrative subpoena to us under Section 114 of the Federal Clean Air Act (the “CAA”) regarding compliance of our Florida sulfuric acid plants with the “New Source Review” requirements of the CAA. The request received by Mosaic appears to be part of a broader EPA national enforcement initiative focusing on sulfuric acid plants. We cannot predict at this time whether the EPA and DOJ will initiate an enforcement action over this matter, what its scope would be, or what the range of outcomes of such a potential enforcement action might be.

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

The Altman Extension of the Four Corners Mine. The Army Corps of Engineers (the “Corps”) issued a federal wetlands permit under the Clean Water Act (the “CWA”) for mining the Altman Extension (the “Altman Extension”) of our Four Corners phosphate rock mine in central Florida in May 2008. The Sierra Club, Inc. (the “Sierra Club”), Manasota-88, Inc. (“Manasota-88”), Gulf Restoration Network, Inc., People for Protecting Peace River, Inc. (“People for Protecting Peace River”) and the Environmental Confederation of Southwest Florida, Inc. sued the Corps in the United States District Court for the Middle District of Florida, Jacksonville Division (the “Jacksonville District Court”), seeking to vacate our permit to mine the Altman Extension. Mining on the Altman Extension has commenced and is continuing. In September 2010, the Jacksonville District Court deferred action on the parties’ respective motions for summary judgment, pending the result of our appeal to the Eleventh Circuit Court of Appeals (the “Eleventh Circuit”) of the Jacksonville District Court’s preliminary injunction in the litigation described below under “The Hardee County Extension of the South Fort Meade Mine,” stating the Jacksonville District Court’s view that the issues in the two cases are related. We believe that the permit was issued in accordance with all applicable requirements and that it will ultimately be upheld.

The Hardee County Extension of the South Fort Meade Mine. The mining reserves of our South Fort Meade phosphate rock mine in central Florida straddle the county line between Polk and Hardee Counties. Mining in the Polk County portion of the South Fort Meade mine, which began in 1995, is now substantially completed, with only lower-yield reserves left to be mined. In 2003, we began the permitting process to extend mining into Hardee County (the “Hardee County Extension”) and, by March 2009 had obtained all of the significant permits necessary for mining in the Hardee County Extension from several governmental agencies, other than a federal wetlands permit from the Corps under the CWA (the “Hardee County Extension Permit”). Ongoing delays in receiving the Hardee County Extension Permit impacted the scheduled progression of mining activities for the Hardee County Extension. As a result, we began to idle a portion of our mining equipment at the mine in the latter part of fiscal 2010. On June 14, 2010, the Corps issued the Hardee County Extension Permit. We subsequently initiated site preparation activities to begin mining the Hardee County Extension.

On June 30, 2010, the Sierra Club, People for Protecting Peace River and Manasota-88 filed a lawsuit against the Corps in the Jacksonville District Court, contesting the Corps’ issuance of the Hardee County Extension Permit, alleging that the Corps’ actions in issuing the permit violated the substantive and procedural requirements of the CWA, the National Environmental Policy Act (“NEPA”) and the Endangered Species Act (the “ESA”), and was arbitrary, capricious, an abuse of discretion, and otherwise not in accordance with law, in violation of the Administrative Procedure Act (the “APA”). Plaintiffs allege in their complaint that the permit improperly authorized the destruction of certain wetlands and streams that are associated with the headwaters of certain creeks and rivers that ultimately drain into the Charlotte Harbor, Florida, estuary and that mining for phosphate has an adverse impact on the local environment. Specific violations of NEPA and CWA asserted by plaintiffs include the Corps’ alleged (i) failure to find that an Environmental Impact Statement (“EIS”) was required; (ii) failure to conduct an adequate analysis under the CWA of alternatives; (iii) refusal to hold a public hearing; and (iv) failure to fully consider the cumulative effects of our South Fort Meade mine. Relief sought in the complaint included: (i) a declaration that the Corps violated its statutory and regulatory duties under the CWA, NEPA, ESA and APA; (ii) a temporary restraining order (“TRO”); (iii) preliminary and permanent injunctions requiring the Corps to rescind the permit; and (iv) enjoining the Corps from reissuing the permit until the Corps has complied with its statutory and regulatory duties under the CWA, NEPA, ESA and APA.

On July 1, 2010, the Jacksonville District Court issued a TRO prohibiting the Corps and us from conducting activities in jurisdictional waters of the United States in reliance on the Hardee County Extension Permit. The TRO remained in effect through July 30, 2010.

On July 30, 2010, the Jacksonville District Court entered a preliminary injunction (the “First Preliminary Injunction”) enjoining disturbance of jurisdictional waters of the United States in reliance on the Hardee County Extension Permit. The Jacksonville District Court found that plaintiffs failed to establish a likelihood of success on the merits of their NEPA claim but that plaintiffs had demonstrated a substantial likelihood of success on the merits of their claim that the Corps failed to adequately conduct their CWA alternatives analysis. The Jacksonville District Court also ordered a remand of the Hardee County Extension Permit to the Corps to adequately conduct an alternatives analysis, and further stated a public hearing should be conducted in conjunction with the remand. The order provided that the First Preliminary Injunction was effective until the requisite alternatives analysis is accomplished and a permit was reissued by the Corps, or, alternatively, the case was decided in our favor.

Without the Hardee County Extension Permit, mining at the South Fort Meade mine could not continue without adverse consequences. Three draglines that extract phosphate rock had already exhausted available reserves in Polk County before the Jacksonville District Court issued the TRO and had been idled awaiting access to the new reserves in Hardee County. Accordingly, we indefinitely closed the South Fort Meade mine, including laying off approximately 60 employees and temporarily placing other employees in positions outside of our South Fort Meade mine.

On August 2, 2010, we appealed the Jacksonville District Court’s order to the Eleventh Circuit.

On October 27, 2010, we reached a partial settlement (the “Partial Settlement”) with the plaintiffs. The Partial Settlement allowed mining to proceed on approximately 200 acres (“Phase I”) out of the 10,586 acre Hardee County Extension. In connection with the Partial Settlement, we agreed not to mine approximately 40 acres of the Hardee County Extension, including preservation of 14.3 acres of wetlands through a conservation easement. The Jacksonville District Court approved the Partial Settlement on November 3, 2010, and we commenced mining Phase I in December 2010. We completed the mining of approximately 1.35 million tonnes of phosphate rock from Phase I in June 2011 or an average of approximately 225,000 tonnes per month.

On April 11, 2011, four days after hearing oral arguments on the matter, the Eleventh Circuit vacated the First Preliminary Injunction and set aside the District Court’s remand of the permit to the Corps. In vacating the First Preliminary Injunction, the Court of Appeals remanded the case to the Jacksonville District Court for a decision on the merits to determine, after a review of the full administrative record, whether the Corps came to a rational permit decision to be analyzed through the deferential lens mandated by the Administrative Procedure Act. The Eleventh Circuit also directed the Jacksonville District Court to stay the effectiveness of the permit for 90 days to permit the District Court to make a decision on the merits based on this deferential standard.

On April 19, 2011, we notified the Jacksonville District Court that we planned to conduct uplands-only mining (i.e., non-wetlands) in an area (“Phase II”) at our South Fort Meade mine. Phase II is accessible from Phase I. Uplands-only mining does not require a federal permit, the Jacksonville District Court and the plaintiffs had previously indicated that uplands mining is permissible and the Corps notified the Jacksonville District Court that it had no objection to our uplands-only mining contingency plan because no federal permit is required to mine uplands. Our mining plan contemplated that we would mine an estimated 2.4 million tonnes of phosphate rock from Phase II during a period ranging from approximately June 2011 into July 2012, generally using two draglines. A third dragline would have continued mining lower-quality remnants of reserves in Polk County, while a fourth dragline normally used for full production at the mine would have remained idle. Although this reduced operating rate and the inability to mine wetlands would have resulted in less production and less efficient mining than our mining plan allowed under the Hardee County Extension Permit, this transition would have allowed us to continue to produce phosphate rock and keep our workforce employed while we addressed the merits of the permit litigation.

On May 24, 2011, the plaintiffs amended their complaint to include allegations that our mining of Phase II is a significant new fact that requires the Corps to make a supplemental environmental study or assessment in connection with the Hardee County Extension Permit and that our ability to conduct uplands-only mining in Phase II is a fact that should have been considered by the Corps initially granting the Hardee County Extension Permit.

On June 6, 2011, the plaintiffs filed a motion for a preliminary injunction against our mining of Phase II and, on July 8, 2011, the day after the Eleventh Circuit’s order vacating the First Preliminary Injunction was effective, the Jacksonville District Court entered another preliminary injunction (the “Second Preliminary Injunction”) that prevents all mining activities in the Hardee County Extension, including uplands-only mining in Phase II. The Jacksonville District Court found that plaintiffs had demonstrated a substantial likelihood of success on the merits of their NEPA claim and that the Corps failed to adequately conduct its CWA alternatives analysis. In connection with the Second Preliminary Injunction, the Jacksonville District Court also stated that it would expedite its ruling on the merits of plaintiffs’ claims although the court has not yet rendered a decision on the merits.

Following the Second Preliminary Injunction, we stopped mining in the Hardee County Extension. One dragline remains engaged in minimal phosphate rock extraction from lower-yield reserves in the Polk County portion of the South Fort Meade mine.

On July 14, 2011, we filed a motion requesting the Eleventh Circuit to enforce its April 8, 2011 order and vacate the Second Preliminary Injunction, on July 15, 2011 we filed a notice of appeal of the Second Preliminary Injunction and on July 19, 2011 we requested a stay (as to Phase II only) of the Second Preliminary Injunction from the Jacksonville District Court.

In fiscal 2011, the shutdown of the South Fort Meade mine resulted in costs to suspend operations and idle plant costs, and lower phosphate rock mining production levels also adversely affected gross margin. Because of our successful execution of mitigation measures, the indefinite closure of the South Fort Meade mine did not significantly impact our sales volumes in fiscal 2011. In addition to mining Phase I, our near-term mitigation activities have included drawing down existing phosphate rock and finished product inventories; sourcing rock from our investment in the Miski Mayo Mine; purchasing phosphate rock from third parties where reasonable; and maximizing production at our other phosphate mines.

For fiscal 2012, we believe we will be able to continue to support planned finished phosphate production levels through a continuation of our mitigation activities although the Second Preliminary Injunction could increase fiscal 2012 costs substantially, principally if we need to purchase incremental levels of phosphate rock in the second half of fiscal 2012. The degree to which we are able to successfully mitigate the effects of the Second Preliminary Injunction in the longer-term remains uncertain. Our historical production of concentrated phosphates from the South Fort Meade mine’s phosphate rock production is estimated to be approximately 3.2 million tonnes per year. Accordingly, an extended loss of production from the South Fort Meade mine could also potentially adversely impact production at our phosphate concentrates plants and our sales volumes, lead to further layoffs of employees, and result in the indefinite closure of at least one of our phosphate concentrates plants. This could further significantly affect our future results of operations, reduce our future cash flows from operations, and, in the longer term, conceivably adversely affect our liquidity and capital resources.

We believe that the plaintiffs’ claims in this case are without merit and that the Second Preliminary Injunction is not supported by the facts or the law. We intend to vigorously defend the Corps issuance of the Hardee County Extension Permit and our right to engage in uplands-only mining without a federal permit, including seeking a stay of the Second Preliminary Injunction. However, if the plaintiffs were to prevail in this case, obtaining new or modified permits could significantly delay the mining of the Hardee County Extension and could result in more onerous mining conditions.

Central Florida Phosphate District Area-Wide Environmental Impact Statement. On August 24, 2010, we received official confirmation from the Corps that it plans to conduct an area-wide EIS (“AEIS”) for the central Florida phosphate district. The Corps has established a planned 18-month time frame for completion of the AEIS. We cannot predict the scope or actual timeline for this process, or what its outcome will be; however, although we do not currently expect its outcome to materially influence the conditions of future federal wetlands permits for our mining in central Florida, a protracted timeline for this process could delay our future permitting efforts. The public scoping period for the AEIS has been completed, but the Corps has not yet announced the scope of the AEIS.

Potash Antitrust Litigation

On September 11, 2008, separate complaints (together, the “September 11, 2008 Cases”) were filed in the United States District Courts for the District of Minnesota (the “Minn-Chem Case”) and the Northern District of Illinois (the “Gage’s Fertilizer Case”), on October 2, 2008 another complaint (the “October 2, 2008 Case”) was filed in the United States District Court for the Northern District of Illinois, and on November 10, 2008 and November 12, 2008, two additional complaints (together, the “November 2008 Cases” and collectively with the September 11, 2008 Cases and the October 2, 2008 Case, the “Direct Purchaser Cases”) were filed in the United States District Court for the Northern District of Illinois by Minn-Chem, Inc., Gage’s Fertilizer & Grain, Inc., Kraft Chemical Company, Westside Forestry Services, Inc. d/b/a Signature Lawn Care, and Shannon D. Flinn, respectively, against The Mosaic Company, Mosaic Crop Nutrition, LLC and a number of unrelated defendants that allegedly sold and distributed potash throughout the United States. On November 13, 2008, the plaintiffs in the cases in the United States District Court for the Northern District of Illinois filed a consolidated class action complaint against the defendants, and on December 2, 2008 the Minn-Chem Case was consolidated with the Gage’s Fertilizer Case. On April 3, 2009, an amended consolidated class action complaint was filed on behalf of the plaintiffs in the Direct Purchaser Cases. The amended consolidated complaint added Thomasville Feed and Seed, Inc. as a named plaintiff, and was filed on behalf of the named plaintiffs and a purported class of all persons who purchased potash in the United States directly from the defendants during the period July 1, 2003 through the date of the amended consolidated complaint (“Class Period”). The amended consolidated complaint generally alleges, among other matters, that the defendants: conspired to fix, raise, maintain and stabilize the price at which potash was sold in the United States; exchanged information about prices, capacity, sales volume and demand; allocated market shares, customers and volumes to be sold; coordinated on output, including the limitation of production; and fraudulently concealed their anticompetitive conduct. The plaintiffs in the Direct Purchaser Cases generally seek injunctive relief and to recover unspecified amounts of damages, including treble damages, arising from defendants’ alleged combination or conspiracy to unreasonably restrain trade and commerce in violation of Section 1 of the Sherman Act. The plaintiffs also seek costs of suit, reasonable attorneys’ fees and pre-judgment and post-judgment interest.

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

On June 15, 2009, we and the other defendants filed motions to dismiss the complaints in the Potash Antitrust Cases. On November 3, 2009, the court granted our motions to dismiss the complaints in the Indirect Purchaser Cases except (a) for plaintiffs residing in Michigan and Kansas, claims for alleged violations of the antitrust or unfair competition laws of Michigan and Kansas, respectively, and (b) for plaintiffs residing in Iowa, claims for alleged unjust enrichment under Iowa common law. The court denied our and the other defendants’ other motions to dismiss the Potash Antitrust Cases, including the defendants’ motions to dismiss the claims under Section 1 of the Sherman Act for failure to plead evidentiary facts which, if true, would state a claim for relief under that section. The court, however, stated that it recognized that the facts of the Potash Antitrust Cases present a difficult question under the pleading standards enunciated by the U.S. Supreme Court for claims under Section 1 of the Sherman Act, and that it would consider, if requested by the defendants, certifying the issue for interlocutory appeal. On January 13, 2010, at the request of the defendants, the court issued an order certifying for interlocutory appeal the issues of (i) whether an international antitrust complaint states a plausible cause of action where it alleges parallel market behavior and opportunities to conspire; and (ii) whether a defendant that sold product in the United States with a price that was allegedly artificially inflated through anti-competitive activity involving foreign markets, engaged in ‘conduct involving import trade or import commerce’ under applicable law. On March 17, 2010, the United States Court of Appeals for the Seventh Circuit (the “Seventh Circuit”) agreed to hear the defendants’ interlocutory appeal. The parties have filed their appellate briefs with the Seventh Circuit, and the court heard oral arguments from the parties on June 3, 2010. We are currently awaiting the Seventh Circuit’s ruling.

We believe that the allegations in the Potash Antitrust Cases are without merit and intend to defend vigorously against them. At this stage of the proceedings, we cannot predict the outcome of this litigation or determine whether it will have a material effect on our results of operations, liquidity or capital resources.

MicroEssentials® Patent Lawsuit

On January 9, 2009, John Sanders and Specialty Fertilizer Products, LLC filed a complaint against Mosaic, Mosaic Fertilizer, LLC, Cargill, Incorporated and Cargill Fertilizer, Inc. in the United States District Court for the Western District of Missouri (the “Missouri District Court”). The complaint alleges that our production of MicroEssentials® SZ, one of several types of the MicroEssentials® value-added ammoniated phosphate crop nutrient products that we produce, infringes on a patent held by the plaintiffs since 2001. Plaintiffs have since asserted that other MicroEssentials® products also infringe the patent. Plaintiffs seek to enjoin the alleged infringement and to recover an unspecified amount of damages and attorneys’ fees for past infringement. We filed an answer to the complaint responding that MicroEssentials® does not infringe the plaintiffs’ patent and that the plaintiffs’ patent is invalid. Following a hearing on March 17, 2010, at which the court construed plaintiffs’ patent in such a manner that our MicroEssentials® products would not infringe the patent, the plaintiffs agreed to dismiss their claims with prejudice, subject to a right to appeal the dismissal.

Plaintiffs subsequently appealed the dismissal to the United States Court of Appeals for the Federal Circuit (the “Federal Circuit”). On April 20, 2011, the Federal Circuit ruled that the Missouri District Court had incorrectly construed plaintiffs’ patent in dismissing the lawsuit, vacated its judgment that our MicroEssentials® products did not infringe the patent and remanded the lawsuit to the Missouri District Court. The Federal Circuit’s decision did not address our other defenses to the lawsuit, including that the plaintiffs’ patent is invalid. The Federal Circuit also held that the Missouri District Court properly allowed us to add a counterclaim of inequitable conduct.

We believe that the plaintiffs’ allegations are without merit and intend to defend vigorously against them. At this stage of the proceedings, we cannot predict the outcome of this litigation or determine whether it will have a material effect on our results of operations, liquidity or capital resources.

Esterhazy Potash Mine Tolling Agreement Dispute

On or about May 27, 2009, PCS filed the Tolling Agreement Dispute against Mosaic Esterhazy in the Queen’s Bench Judicial Centre of Saskatoon, Saskatchewan (the “Queen’s Bench Court”), following our notice to PCS, described more fully in Note 21, that, based on our then-current calculations, we believed that approximately 1.5 million tonnes of potash remained to be delivered to PCS under the Tolling Agreement after April 2009. In general terms, the lawsuit contests our basis and timing for termination of the Tolling Agreement; asserts that PCS’ rights to potash under the contract will not expire until at least 2012, and potentially later at current delivery rates; alleges that our notice is a threatened repudiation of the contract and would convert PCS’s reserves to our use; and asserts that the value of the potash at issue exceeds $1 billion. The lawsuit also alleges that we breached our contractual obligation to engage in good mining practices, resulting in saturated brine inflows in portions of our Esterhazy mine, which allegedly reduced the extraction ratio of potash from the mine. The lawsuit further claims that, if our Esterhazy mine were to flood, we could convert the mine to a solution mine and that, under such circumstances, we would be able to extract a greater portion of the reserves and that PCS would accordingly be entitled to additional potash under the Tolling Agreement. The lawsuit requests orders from the court declaring the amount of potash that PCS has a right to receive under the Tolling Agreement; that we deliver that amount of potash to PCS on a timely basis in accordance with the Tolling Agreement; restraining us from ceasing delivery of potash to PCS until a final order is issued by the court; and awarding damages to PCS for any conversion of PCS’s reserves and our alleged threatened repudiation of the contract, as well as costs, pre- and post-judgment interest and such further relief as the court may allow.

In June 2009, we filed a statement of defense against PCS’s claims as well as a counterclaim against PCS. In our statement of defense, we generally denied the alleged bases for PCS’s claims and asserted, among other defenses, that PCS’s lawsuit did not state a cause of action; that any claim for alleged poor mining practices was based on acts or omissions prior to 1986 and was time-barred; that provisions of the Tolling Agreement limit our liability to PCS to loss, damage or injury to the PCS reserves resulting from bad faith, willful misconduct or gross negligence; and that provisions of the Tolling Agreement limit our liability for performance or non-performance under the contract to approximately $10.0 million. We also noted that saturated brine inflows are a known risk in Saskatchewan potash mines and that each potash shaft mine in Saskatchewan and New Brunswick, including all five PCS potash shaft mines, has a history of inflows. Finally, our statement of defense requested a declaration by the court that based on our then-current mine plans and assuming a delivery rate of approximately 1.1 million tonnes of product per year, PCS’s entitlement to potash would terminate by the end of August 2010.

In addition, as noted above, PCS refused to take delivery of the Force Majeure Tonnes, following its April 2009 notice to us that it was no longer prepared to accept further shipments of product under the Tolling Agreement because of the global financial and credit crisis, stating that PCS no longer had the ability to physically receive, ship or store additional potash, and asserting that its inability to receive delivery of additional product was a force majeure event. We counterclaimed against PCS alleging that it breached the Tolling Agreement by failing to take delivery of potash that it ordered under the contract based on the alleged force majeure event. Our counterclaim seeks damages in an unspecified amount, pre-judgment interest, costs and such further relief as the court deems just.

In January 2010, PCS amended its statement of claim to, among other things, allege that Mosaic failed to make proper or adequate disclosure to PCS regarding our mining practices, the purpose and effect of which is to conceal from PCS the existence of claims PCS may have had in respect of our alleged failure to discharge properly its obligations under the Tolling Agreement.

In addition, in February 2010, almost a year after initiating the alleged event of force majeure, PCS notified us that it was lifting its prior notice of force majeure but noted that it only intended to take a pro rata share of its nominated volume for calendar 2010. In March 2010, the court denied our motion to bar and strike, as not a proper subject for declaratory relief and as time-barred, PCS’s claim for alleged losses arising from saturated brine inflows in portions of our Esterhazy mine dating back to 1985 and 1986, on the basis that these determinations should be made by the trial judge based upon the evidentiary record established at trial, currently scheduled to begin in January 2012.

On May 2, 2011, we notified PCS that we had satisfied our obligation to produce potash under the Tolling Agreement. On June 30, 2011, the Queen’s Bench Court ordered us to continue to supply potash under the terms of the Tolling Agreement until trial begins. In the event that PCS does not prevail after trial on the merits of its underlying claim, PCS has agreed to pay monetary damages to us for the losses we suffer as a result of the court’s order.

We believe that PCS’s allegations are without merit and intend to defend vigorously against them. While we cannot predict the outcome of this litigation at this stage of the proceedings, irrespective of its outcome, we believe that expiration of our obligation to ship under the Tolling Agreement will have a material positive effect on the volume of potash that we can produce for resale at then-current market prices, may result in an increase in our share of the sales of Canpotex (which are generally based on the operational capacities of the members) and could have a material positive effect on our results of operations, liquidity and capital resources.

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

23. RELATED PARTY TRANSACTIONS

On May 25, 2011, Cargill, our former majority stockholder, exchanged its 64% stake in our company with certain Cargill stockholders and debt holders. For further discussion of these exchanges as part of the Cargill Transaction, see Note 2 of the Notes to Consolidated Financial Statements. Until these exchanges, Cargill was considered a related party due to its ownership interest in us.

We engage in various transactions, arrangements and agreements with Cargill, which are described below. The Cargill transactions subcommittee of the corporate governance and nominating committee of our board of directors, comprised solely of independent directors, is responsible for reviewing and approving these transactions, arrangements and agreements. Our related person transactions approval policy provides for the delegation of approval authority for certain transactions with Cargill, other than those of the type described in such related person transactions approval policy, to an internal committee comprised of senior managers. The internal management committee is required to report its activities to the Cargill transactions subcommittee on a periodic basis.

We negotiated each of the following transactions, arrangements and agreements with Cargill on the basis of what we believe to be competitive market practices.

•

Supply Agreement. We sell fertilizer to Cargill or its subsidiaries under supply agreements for resale through their retail stores in the United States and Western Canada. We sell phosphate fertilizer under a supply agreement with Cargill’s subsidiary in Argentina. We also have an agreement to sell untreated white muriate of potash to Cargill’s salt business in the United States. In addition, we have various agreements relating to the supply of feed grade phosphate, potash and urea products to Cargill’s animal nutrition, grain and oilseeds, and poultry businesses.

•	Spot Fertilizer Sales. From time to time, we make spot fertilizer sales to Cargill’s subsidiary in Paraguay and Bolivia.

•	Ocean Transportation Agreement. We have a non-exclusive agreement with Cargill’s Ocean Transportation Division to perform various freight related service for us.

•	Barter Agreements. We have barter relationships with Cargill’s grain and oilseeds businesses in Brazil and Argentina. The number of barter transactions varies from year to year.

•

Miscellaneous Co-Location Agreements. We have various office sharing and sublease arrangements with Cargill in various geographic locations, including with respect to certain offices in China and the United States.

•	Miscellaneous. There are various other agreements between us and Cargill which we believe are not significant to us.

Cargill made net equity contributions (distributions) of $18.5 million to us in fiscal 2011, $0 in fiscal 2010, and ($0.6) million to us during fiscal 2009. As of May 31, 2011, accounts receivable include $18.5 million related to the fiscal 2011 contribution.

In summary, the Consolidated Statements of Earnings included the following transactions with Cargill:

	Years ended May 31,
(in millions)	2011	2010	2009
Transactions with Cargill included in net sales	$238.1	$127.9	$286.3
Transactions with Cargill included in cost of goods sold	146.8	96.4	173.1
Transactions with Cargill included in selling, general and administrative expenses	6.1	8.2	11.6
Interest income received from Cargill	0.2	-	0.8

We have also entered into transactions and agreements with certain of our non-consolidated companies. As of May 31, 2011 and 2010, the net amount due from our non-consolidated companies totaled $145.7 million and $140.8 million, respectively.

The Consolidated Statements of Earnings included the following transactions with our non-consolidated companies:

	Years ended May 31,
(in millions)	2011	2010	2009
Transactions with non-consolidated companies included in net sales	$1,015.7	$624.0	$1,315.9
Transactions with non-consolidated companies included in cost of goods sold	511.3	273.0	384.8

24. BUSINESS SEGMENTS

The reportable segments are determined by management based upon factors such as products and services, production processes, technologies, market dynamics, and for which segment financial information is available for our chief operating decision maker.

For a description of our business segments see Note 1 to our Consolidated Financial Statements. We evaluate performance based on the operating earnings of the respective business segments, which includes certain allocations of corporate selling, general and administrative expenses. The segment results may not represent the actual results that would be expected if they were independent, stand-alone businesses. Corporate, Eliminations and Other primarily represents activities associated with our Nitrogen distribution business, unallocated corporate office activities and eliminations. All intersegment transactions are eliminated within Corporate, Eliminations and other.

Segment information for fiscal 2011, 2010 and 2009 is as follows:

(in millions)	Phosphates	Potash	Corporate, Eliminations and Other	Total
2011
Net sales to external customers	$6,895.2	$3,028.3	$14.3	$9,937.8
Intersegment net sales	-	32.7	(32.7)	-

Net sales	6,895.2	3,061.0	(18.4)	9,937.8
Gross margin	1,654.0	1,469.0	(1.2)	3,121.8
Operating earnings (loss)	1,322.0	1,352.5	(10.3)	2,664.2
Capital expenditures	306.7	906.9	49.6	1,263.2
Depreciation, depletion and amortization expense	248.1	188.9	10.4	447.4
Equity in net earnings (loss) of nonconsolidated companies	(8.8)	-	3.8	(5.0)
2010
Net sales to external customers	$4,731.1	$1,978.9	$49.1	$6,759.1
Intersegment net sales	-	195.2	(195.2)	-

Net sales	4,731.1	2,174.1	(146.1)	6,759.1
Gross margin	648.2	1,034.6	10.5	1,693.3
Operating earnings (loss)	349.5	922.8	(1.5)	1,270.8
Capital expenditures	265.1	619.7	25.8	910.6
Depreciation, depletion and amortization expense	293.8	140.1	11.1	445.0
Equity in net loss of nonconsolidated companies	(10.5)	-	(0.4)	(10.9)
2009
Net sales to external customers	$7,409.9	$2,759.2	$128.9	$10,298.0
Intersegment net sales	-	58.0	(58.0)	-

Net sales	7,409.9	2,817.2	70.9	10,298.0
Gross margin	1,229.9	1,505.9	30.9	2,766.7
Operating earnings	961.7	1,409.9	29.3	2,400.9
Capital expenditures	430.3	343.6	7.2	781.1
Depreciation, depletion and amortization expense	231.0	119.4	10.1	360.5
Equity in net earnings of nonconsolidated companies	68.3	-	31.8	100.1
Total assets as of May 31, 2011	$8,149.7	$9,663.3	$(2,026.1)	$15,786.9
Total assets as of May 31, 2010	6,585.9	8,186.3	(2,064.5)	12,707.7

Financial information relating to our operations by geographic area is as follows:

	Years Ended May 31,
(in millions)	2011	2010	2009
Net sales (a):
Brazil	$1,810.1	$1,092.3	$1,435.9
India	1,565.9	1,105.9	2,275.9
Canpotex (b)	992.9	602.1	1,283.3
Canada	629.9	346.9	578.8
Australia	237.8	167.6	290.3
Argentina	233.3	137.0	188.3
Japan	166.1	76.2	227.6
Colombia	157.6	91.2	123.2
Chile	115.9	108.1	173.1
China	115.9	191.9	97.9
Mexico	101.7	121.8	143.9
Thailand	91.1	123.2	146.5
Other	200.3	253.1	236.2

Total foreign countries	6,418.5	4,417.3	7,200.9
United States	3,519.3	2,341.8	3,097.1

Consolidated	$9,937.8	$6,759.1	$10,298.0

(a)	Revenues are attributed to countries based on location of customer.
(b)	The export association of the Saskatchewan potash producers.

(in millions)	May 31, 2011	May 31, 2010
Long-lived assets:
Canada	$3,635.9	$2,627.4
Brazil	163.6	134.9
Other	66.1	62.5

Total foreign countries	3,865.6	2,824.8
United States	3,400.1	2,839.0

Consolidated	$7,265.7	$5,663.8

Net sales by product type for fiscal 2011, 2010 and 2009 are as follows:

(in millions)	2011	2010	2009
Sales by product type:
Phosphate Crop Nutrients	$4,822.4	$3,152.1	$5,107.2
Potash Crop Nutrients	3,002.8	1,796.8	2,574.1
Crop Nutrient Blends	1,252.5	862.9	1,249.7
Other (a)	860.1	947.3	1,367.0

	$9,937.8	$6,759.1	$10,298.0

(a)	Includes sales for animal feed ingredients and industrial potash.

Quarterly Results (Unaudited)

In millions, except per share amounts

	Quarter
	First	Second	Third	Fourth	Year
2011
Net sales	$2,188.3	$2,674.8	$2,214.3	$2,860.4	$9,937.8
Gross margin	504.7	768.3	853.6	995.2	3,121.8
Operating earnings	410.3	658.2	770.8	824.9	2,664.2
Gain on sale of equity investment (a)	-	685.6	-	-	685.6
Net earnings attributable to Mosaic	297.7	1,025.6	542.1	649.2	2,514.6
Basic net earnings per share attributable to Mosaic	$0.67	$2.30	$1.21	$1.46	$5.64
Diluted net earnings per share attributable to Mosaic	$0.67	$2.29	$1.21	$1.45	$5.62
Common stock prices:
High	$59.88	$74.25	$89.24	$86.67
Low	37.68	56.59	65.00	64.90
2010
Net sales	$1,457.2	$1,709.7	$1,731.9	$1,860.3	$6,759.1
Gross margin	222.2	307.0	476.5	687.6	1,693.3
Operating earnings	134.2	200.1	388.9	547.6	1,270.8
Net earnings attributable to Mosaic	100.6	107.8	222.6	396.1	827.1
Basic net earnings per share attributable to Mosaic	$0.23	$0.24	$0.50	$0.89	$1.86
Diluted net earnings per share attributable to Mosaic	$0.23	$0.24	$0.50	$0.89	$1.85
Common stock prices:
High	$57.25	$57.42	$68.28	$64.70
Low	39.39	45.00	52.87	42.80

(a)	We recorded a $685.6 million pre-tax gain on the sale of our equity method investment in Fosfertil in fiscal 2011.

The number of holders of record of our common stock as of July 15, 2011 was 4,954.

We paid a special dividend of $578.5 million, or $1.30 per share, on December 3, 2009 in addition to quarterly dividends of $0.05 per share, or $89.5 million in fiscal 2010.

The following table presents our selected financial data. This information has been derived from our audited consolidated financial statements. This historical data should be read in conjunction with the Consolidated Financial Statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Five Year Comparison

In millions, except per share amounts

	Years Ended May 31,
	2011	2010	2009	2008	2007
Statements of Operations Data:
Net sales	$9,937.8	$6,759.1	$10,298.0	$9,812.6	$5,773.7
Cost of goods sold	6,816.0	5,065.8	7,148.1	6,652.1	4,847.6
Lower of cost or market write-down	-	-	383.2	-	-

Gross margin	3,121.8	1,693.3	2,766.7	3,160.5	926.1
Selling, general and administrative expenses	372.5	360.3	321.4	323.8	309.8
Restructuring loss (gain)	-	-	0.6	18.3	(2.1)
Other operating expenses	85.1	62.2	43.8	11.7	2.1

Operating earnings	2,664.2	1,270.8	2,400.9	2,806.7	616.3
Interest expense, net	5.1	49.6	43.3	90.5	149.6
Foreign currency transaction (loss)	(56.3)	(32.4)	(131.8)	(57.5)	(8.6)
Gain on sale of equity investment (a)	685.6	-	673.4	-	-
Other income (expense)	(17.1)	0.9	6.5	23.7	47.6

Earnings from consolidated companies before income taxes	3,271.3	1,189.7	2,905.7	2,682.4	505.7
Provision for income taxes	752.8	347.3	649.3	714.9	123.4

Earnings from consolidated companies before the	2,518.5	842.4	2,256.4	1,967.5	382.3
Equity in net earnings (loss) of nonconsolidated companies	(5.0)	(10.9)	100.1	124.0	41.3

Net earnings including non-controlling interests	2,513.5	831.5	2,356.5	2,091.5	423.6
Less: Net earnings (loss) attributable to non-controlling interests	(1.1)	4.4	6.3	8.7	3.9

Net earnings attributable to Mosaic	$2,514.6	$827.1	$2,350.2	$2,082.8	$419.7

Earnings per common share attributable to Mosaic:
Basic net earnings per share	$5.64	$1.86	$5.29	$4.70	$0.97

Diluted net earnings per share	$5.62	$1.85	$5.27	$4.67	$0.95

Average shares outstanding:
Basic weighted average number of shares outstanding	446.0	$445.1	$444.3	$442.7	$434.3
Diluted weighted average number of shares outstanding	447.5	446.6	446.2	445.7	440.3
Balance Sheet Data (at period end):
Cash and cash equivalents	$3,906.4	$2,523.0	$2,703.2	$1,960.7	$420.6
Total assets	15,786.9	12,707.7	12,676.2	11,819.8	9,163.6
Total long-term debt (including current maturities)	809.3	1,260.8	1,299.8	1,418.3	2,221.9
Total liabilities	4,125.0	3,959.3	4,161.0	5,065.2	4,957.4
Total equity	11,661.9	8,748.4	8,515.2	6,754.6	4,206.2
Other Financial Data:
Depreciation, depletion and amortization	$447.4	$445.0	$360.5	$358.1	$329.4
Capital expenditures	1,263.2	910.6	781.1	372.1	292.1
Dividends per share (b)	0.20	1.50	0.20	-	-

(a)

In fiscal 2011 we recorded a $685.6 million pre-tax gain on the sale of our equity method investment in Fosfertil. We recorded a $673.4 million pre-tax gain on the sale of our equity method investment in Saskferco in fiscal 2009. See further discussion in Note 10 to the Consolidated Financial Statements.

(b)	In fiscal 2010 we paid a special dividend of $1.30 per share in addition to quarterly dividends of $0.05 per share.

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS

For the Years ended May 31, 2011, 2010, and 2009

In millions

Column A	Column B	Column C		Column D	Column E
Description	Balance Beginning of Period	Additions		Deductions	Balance at End of Period (b)
		Charged to Costs and Expenses	Charged to Other Accounts (a)
Allowance for doubtful accounts, deducted from accounts receivable in the balance sheet:
Year ended May 31, 2009	28.6	9.1	0.4	(6.9)	31.2
Year ended May 31, 2010	31.2	2.0	1.0	(5.5)	28.7
Year ended May 31, 2011	28.7	(3.3)	-	(4.0)	21.4
Income tax valuation allowance, related to deferred income taxes
Year ended May 31, 2009	6.6	106.0	4.3	(1.3)	115.6
Year ended May 31, 2010	115.6	53.0	(11.5)	-	157.1
Year ended May 31, 2011	157.1	23.8	36.5	(8.2)	209.2

(a)

For fiscal 2011, the income tax valuation allowance adjustment was recorded to accumulated other comprehensive income and deferred taxes. For fiscal 2010, the income tax valuation allowance adjustment was recorded to accumulated other comprehensive income. For fiscal 2009, the income tax valuation allowance adjustments include an amount recorded to goodwill as part of purchase accounting and accumulated other comprehensive income.

(b)

Allowance for doubtful accounts balance includes $17.4 million, $19.5 million and $17.6 million of allowance on long-term receivables recorded in other long term assets for the years ended May 31, 2011, 2010 and 2009, respectively.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of May 31, 2011. In making this assessment, management used the control criteria framework of the Committee of Sponsoring Organizations (COSO) of the Treadway Commission published in its report entitled Internal Control—Integrated Framework. Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of May 31, 2011. KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this annual report, has issued an auditors’ report on the Company’s internal control over financial reporting as of May 31, 2011.